UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): September 18, 2020

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	1-12935	20-0467835
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive Plano, Texas	75024	(972) 673-2000
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Denbury Resources Inc.
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note:

As previously announced, on July 30, 2020 (the "Petition Date"), Denbury Resources Inc. ("Legacy Denbury") and certain of its direct and indirect subsidiaries (together with Legacy Denbury, the "Company") filed petitions for voluntary relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court"). Denbury's chapter 11 cases are being jointly administered under the caption *In re Denbury Resources Inc., et al.*, Case No. 20-33801 (the "Chapter 11 Cases"). On July 30, 2020, the Company filed the Joint Chapter 11 Plan of Reorganization of Denbury Resources Inc. and its Debtor Affiliates (as amended, modified or supplemented from time to time, the "Plan") and the related disclosure statement (the "Disclosure Statement").

On September 2, 2020, the Bankruptcy Court entered an order (the "Confirmation Order") confirming the Plan and approving the Disclosure Statement. The Plan, as confirmed, is attached to the Confirmation Order as Exhibit A. The Plan and the Confirmation Order were previously filed as Exhibits 2.1 and 99.1 to Legacy Denbury's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the "Commission") on September 4, 2020 and are hereby incorporated by reference as Exhibits 2.1 and 99.1 to this Current Report on Form 8-K (this "Current Report").

On September 18, 2020 (the "Effective Date"), the Plan became effective in accordance with its terms and the Company emerged from Chapter 11. As part of the transactions undertaken pursuant to the Plan, Legacy Denbury's Existing Equity Interests (as defined below) outstanding prior to the Effective Date were cancelled and exchanged for the New Common Stock (as defined below). As a result, effective as of the Effective Date, Denbury Inc., as reorganized pursuant to the Plan ("Denbury"), became the successor reporting company to Legacy Denbury pursuant to Rule 15d-5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Current Report is being filed by Denbury as the initial report of Denbury to the Commission and as notice that Denbury is the successor issuer to Legacy Denbury under the Exchange Act. Denbury is thereby deemed subject to the informational requirements of the Exchange Act, and the rules and regulations promulgated thereunder, and in accordance therewith will file reports and other information with the Commission. The first periodic report to be filed by Denbury with the Commission will be its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

Section 1 – Registrant's Business and Operations

Item 1.01 – Entry into a Material Definitive Agreement

Reserve Based Revolving Credit Facility

On the Effective Date, pursuant to the terms of the Plan, Denbury, as borrower, the lenders party thereto (the "Lenders"), and JPMorgan Chase Bank, N.A., as administrative agent, swingline lender and the letter of credit issuer (the "Agent") entered into a reserve based revolving credit agreement (the "Exit Credit Facility") with aggregate commitments in the amount of $575.0 million. The initial borrowing base is $575.0 million until the next redetermination. The borrowing base will be redetermined semiannually on or around May 1 and November 1 of each year, with one interim "wildcard" redetermination available between scheduled redeterminations. The next scheduled redetermination will be on or around May 1, 2021. The initial availability under the Exit Credit Facility is $435 million on the Effective Date before giving effect to any outstanding letters of credit on such date.

The Exit Credit Facility provides for a $100.0 million sublimit of the aggregate commitments that is available for the issuance of letters of credit. The Exit Credit Facility bears interest either at a rate equal to (a) LIBOR plus an applicable margin that varies from 3.00% to 4.00% per annum or (b) a base rate plus an applicable margin that varies from 2.00% to 3.00% per annum. The Exit Credit Facility matures on January 30, 2024.

Denbury is required to pay a commitment fee of 0.50% per annum on the average daily unused portion of the current aggregate commitments under the Exit Credit Facility. Denbury is also required to pay customary letter of credit and fronting fees.

The Exit Credit Facility requires Denbury to maintain (i) a consolidated total leverage ratio of less than or equal to 3.50 to 1.00 and (ii) a consolidated current ratio of greater than or equal to 1.00 to 1.00.

The Exit Credit Facility also contains customary affirmative and negative covenants, including, among other things, as to compliance with laws (including environmental laws and anti-corruption laws), delivery of quarterly and annual financial statements, conduct of business, maintenance of property, maintenance of insurance, restrictions on the incurrence of liens,

indebtedness, investments, asset dispositions, fundamental changes, restricted payments, transactions with affiliates, and other customary covenants.

Additionally, the Exit Credit Facility contains customary events of default and remedies for credit facilities of this nature. If Denbury does not comply with the financial and other covenants in the Exit Credit Facility, the Lenders may, subject to customary cure rights, require immediate payment of all amounts outstanding under the Exit Credit Facility and any outstanding unfunded commitments may be terminated.

This summary is qualified in its entirety by reference to the full text of the Exit Credit Facility, which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Guarantee and Security of the Exit Credit Facility

The obligations under the Exit Credit Facility are guaranteed by certain of Denbury's subsidiaries (collectively, the "Guarantors" and together with Denbury, the "Credit Parties") and secured by substantially all of the Credit Parties' assets (subject to certain customary exceptions). On the Effective Date, the Guarantors entered into a guarantee agreement in favor of the Agent, for the benefit of the secured parties thereunder, pursuant to which the Guarantors guaranteed the payment and performance of all indebtedness and liabilities arising pursuant to, or in connection with, the Exit Credit Facility. On the Effective Date, the Credit Parties entered into a pledge and security agreement in favor of the Agent, for the benefit of the secured parties thereunder, pursuant to which the Credit Parties granted a first lien security interest in all of the collateral described therein.

Warrant Agreements

On the Effective Date and pursuant to the Plan, Denbury entered into (i) a Warrant Agreement (the "Series A Warrant Agreement") with Broadridge Corporate Issuer Solutions, Inc., as warrant agent (the "Warrant Agent"), which provides for Denbury's issuance of up to an aggregate of 2,631,579 series A warrants (the "Series A Warrants") to purchase outstanding common stock, par value $0.001 per share, of Denbury, as reorganized pursuant to and under the Plan (the "New Common Stock") to former holders of the Company's Convertible Notes (as defined below) issued under the Indenture, dated as of June 19, 2019 (the "Convertible Notes"), on the Effective Date in accordance with the terms of the Plan, the Confirmation Order and the Series A Warrant Agreement and (ii) a Warrant Agreement (the "Series B Warrant Agreement" together with the Series A Warrant Agreement, the "Warrant Agreements") with the Warrant Agent, which provides for Denbury's issuance of up to an aggregate of 2,894,740 series B warrants (the "Series B Warrants" together with the Series A Warrants, the "Warrants") to purchase New Common Stock to former holders of the Subordinated Notes (as defined below) and Existing Equity Interests (as defined below). On the Effective Date, holders of Subordinated Notes will receive their pro rata share of 54.55% of the Series B Warrants and the holders of Existing Equity Interests will receive their pro rata share of 45.45% of the Series B Warrants in accordance with the terms of the Plan, the Confirmation Order and the Series B Warrant Agreement.

The Series A Warrants are exercisable from the date of issuance until 5:00 p.m., New York time, on September 18, 2025, at which time all unexercised Series A Warrants will expire and the rights of the holders of such Series A Warrants to purchase New Common Stock will terminate. The Series A Warrants are initially exercisable for one share of New Common Stock per Series A Warrant at an initial exercise price of $32.59 per Series A Warrant (the "Series A Exercise Price").

The Series B Warrants are exercisable from the date of issuance until 5:00 p.m., New York time, on September 18, 2023, at which time all unexercised Series B Warrants will expire and the rights of the holders of such Series B Warrants to purchase New Common Stock will terminate. The Series B Warrants are initially exercisable for one share of New Common Stock per Series B Warrant at an initial exercise price of $35.41 per Series B Warrant (the "Series B Exercise Price" together with the Series A Exercise Price, the "Exercise Prices").

Pursuant to the Warrant Agreements, no holder of a Warrant, by virtue of holding or having a beneficial interest in a Warrant, will have the right to vote, receive dividends, receive notice as stockholders with respect to any meeting of stockholders for the election of Denbury's directors or any other matter, or exercise any rights whatsoever as a stockholder of Denbury unless, until and only to the extent such holders become holders of record of shares of New Common Stock issued upon settlement of Warrants.

The number of shares of New Common Stock for which a Warrant is exercisable, and the Exercise Prices, are subject to adjustment from time to time upon the occurrence of certain events, including: (1) stock splits, reverse stock splits or stock dividends to holders of New Common Stock or (2) a reclassification in respect of New Common Stock.

The foregoing description of the Warrant Agreements is qualified in its entirety by reference to the full text of the Warrant Agreements, which are attached hereto as Exhibit 10.2 and Exhibit 10.3, respectively, and are incorporated herein by reference.

Registration Rights Agreement

On the Effective Date, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with certain parties who received registrable shares of New Common Stock under the Plan ("Securityholders").

Under the Registration Rights Agreement, Securityholders have customary demand and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement. Under their underwritten offering registration rights, Securityholders have the right to demand the Company to effectuate the distribution of any or all of its Registrable Securities (as defined in the Registration Rights Agreement) by means of an underwritten offering pursuant to an effective registration statement; provided, however, that the expected aggregate offering price is equal to or greater than $25.0 million or includes at least 20% of the then-outstanding Registrable Securities.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in an offering and the Company's right to delay or withdraw a registration statement under certain circumstances. The Company will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods and, if an underwritten offering is contemplated, limitations on the number of shares to be included in the underwritten offering that may be imposed by the managing underwriter.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 10.4 to this Current Report and is incorporated by reference in this Item 1.01.

Item 1.02 – Termination of a Material Definitive Agreement

Equity Interests

In accordance with the Plan, all agreements, instruments and other documents evidencing, relating to or otherwise connected with any of Legacy Denbury's equity interests outstanding prior to the Effective Date were cancelled and all such equity interests have no further force or effect after the Effective Date. Pursuant to the Plan, the holders of Legacy Denbury's existing common stock, par value $0.001 (the "Existing Equity Interests"), outstanding prior to the Effective Date received their pro rata share of 45.45% of the Series B Warrants to acquire the New Common Stock.

Debt Securities

In accordance with the Plan, on the Effective Date, all outstanding obligations under the following notes issued by Legacy Denbury and the related registration rights were cancelled and the indentures governing such obligations were cancelled, except to the limited extent expressly set forth in the Plan:

- 9% Senior Secured Second Lien Notes due 2021 (the "2021 Notes"), issued under the Indenture, dated as of May 10, 2016, as supplemented by that First Supplemental Indenture, dated as of September 8, 2017 and as further supplemented by that Second Supplemental Indenture, dated as of July 27, 2018.
- 9¼% Senior Secured Second Lien Notes due 2022 (the "2022 Notes"), issued under the Indenture, dated as of December 6, 2017, as supplemented by that First Supplemental Indenture, dated as of July 27, 2018.
- 7½% Senior Secured Second Lien Notes due 2024 (the "2024 Notes"), issued under the Indenture, dated as of August 21, 2018.
- 7¾% Senior Secured Second Lien Notes due 2024 (together with the 2021 Notes, the 2022 Notes and the 2024 Notes, the "Second Lien Notes"), issued under the Indenture, dated as of June 19, 2019.
- 6⅜% Convertible Senior Notes due 2024 (the "Convertible Notes"), issued under the Indenture, dated as of June 19, 2019.
- 6⅜% Senior Subordinated Notes due 2021 (the "Subordinated 2021 Notes"), issued under the Indenture, dated as of February 17, 2011, as supplemented by that First Supplemental Indenture, dated as of December 31, 2014, as further supplemented by that Second Supplemental Indenture, dated as of September 8, 2017 and as further supplemented by that Third Supplemental Indenture, dated as of July 27, 2018.

- 5½% Senior Subordinated Notes due 2022 (the "Subordinated 2022 Notes"), issued under the Indenture, dated as of April 30, 2014, as supplemented by that First Supplemental Indenture, dated as of December 31, 2014, as further supplemented by that Second Supplemental Indenture, dated as of September 8, 2017 and as further supplemented by that Third Supplemental Indenture, dated as of July 27, 2018.
- 4⅝% Senior Subordinated Notes due 2023 (together with the Subordinated 2021 Notes and the Subordinated 2022 Notes, the "Subordinated Notes"), issued under the Indenture, dated as of February 5, 2013, as supplemented by that First Supplemental Indenture, dated as of December 31, 2014, as further supplemented by that Second Supplemental Indenture, dated as of September 8, 2017 and as further supplemented by that Third Supplemental Indenture, dated as of July 27, 2018.

In accordance with the Plan, the claims against and interests in Denbury were treated as follows:

- Holders of Pipeline Lease Claims received payment in full in cash, the collateral securing such Pipeline Lease Claim, Reinstatement, or such other treatment rendering such Pipeline Lease Claim Unimpaired;
- Holders of Second Lien Notes Claims received their pro rata share of 95% of the New Common Stock, subject to dilution;
- Holders of Convertible Notes Claims received their pro rata share of (a) 5% of the New Common Stock subject to dilution and (b) 100% of the Series A Warrants;
- Holders of Subordinated Notes Claims received their pro rata share of 54.55% of the Series B Warrants;
- Holders of General Unsecured Claims received payment in full in cash, Reinstatement, or such other treatment rendering such General Unsecured Claim Unimpaired; and
- Holders of the Existing Equity Interests received their pro rata share of 45.45% of the Series B Warrants.

RBL Facility

Pursuant to the Plan, on the Effective Date, the Amended and Restated Credit Agreement, dated as of December 9, 2014 (as amended prior to the date hereof, the "RBL Facility"), by and among Legacy Denbury, as borrower, the lenders party thereto, and the Agent, was terminated and the holders of claims under the RBL Facility had such obligations refinanced through the DIP Facility (as defined below), other than $1 million of outstanding loans thereunder (the "Retained Amount"), which Retained Amount was refinanced through the Exit Credit Facility. On the Effective Date, all liens and security interests granted to secure such obligations were terminated and are of no further force and effect.

DIP Facility

Pursuant to the Plan, on the Effective Date, the Senior Secured Superpriority Debtor-in-Possession Credit Agreement, dated as of August 4, 2020 (the "DIP Facility"), by and among Legacy Denbury, as borrower, the Company's subsidiaries party thereto, as guarantors, the lenders party thereto, and the Agent, was terminated and the holders of claims under the DIP Facility had such obligations refinanced through the Exit Credit Facility. On the Effective Date, all liens and security interests granted to secure such obligations were terminated and are of no further force and effect.

Section 2 – Financial Information

Item 2.03 – Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

On the Effective Date, the Company entered into certain direct financial obligations under the Exit Credit Facility. The description of the Exit Credit Facility set forth in Item 1.01 of this Current Report is incorporated herein by reference.

Section 3 – Securities and Trading Markets

Item 3.02 – Unregistered Sales of Equity Securities

On the Effective Date, pursuant to the Plan:

- 47,499,999 shares of New Common Stock were issued pro rata to holders of the Second Lien Notes;
- 2,500,000 shares of New Common Stock and 2,631,579 Series A Warrants to purchase 2,631,579 shares of New Common Stock were issued to the holders of the Convertible Notes;

- 1,578,947 Series B Warrants to purchase 1,578,947 shares of New Common Stock were issued pro rata to holders of the Subordinated Notes; and
- 1,315,793 Series B Warrants to purchase 1,315,793 shares of New Common Stock were issued pro rata to holders of the Existing Equity Interests. Shares of the Existing Equity Interests were converted into Series B Warrants at an effective exchange ratio of 0.00259485 per existing common share.

As of the Effective Date, there were 49,999,999 shares of New Common Stock issued and outstanding.

The New Common Stock and Warrants were issued pursuant to the Plan and were issued pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), under Section 1145 of the Bankruptcy Code.

Item 3.03 – Material Modifications to Rights of Security Holders

As provided in the Plan, all notes, equity, agreements, instruments, certificates and other documents evidencing any claim against or interest in the Company were cancelled on the Effective Date and the obligations of the Company thereunder or in any way related thereto were fully released. The securities to be cancelled on the Effective Date include all of the Second Lien Notes, the Convertible Notes, the Subordinated Notes and the Existing Equity Interests. For further information, see the Explanatory Note and Items 1.02 and 5.03 of this Current Report, which are incorporated herein by reference.

Section 5 – Corporate Governance and Management

Item 5.01 – Changes in Control of Registrant

As previously disclosed, on the Effective Date, all of the Second Lien Notes, the Convertible Notes, the Subordinated Notes and the Existing Equity Interests were cancelled, and Denbury issued approximately 95% of the New Common Stock to holders of the Second Lien Notes and approximately 5% of the New Common Stock to holders of the Convertible Notes. For further information, see Items 1.02, 3.02 and 5.02 of this Current Report, which are incorporated herein by reference.

Item 5.02 – Departure of Directors; Election of Directors

Departure of Directors

In accordance with the Plan, Michael B. Decker, John P. Dielwart, Gregory L. McMichael, Randy Stein and Mary M. VanDeWeghe resigned from the Legacy Denbury board of directors (the "Legacy Denbury Board") on the Effective Date. There were no known disagreements between such directors and Legacy Denbury which led to their respective resignations from the Legacy Denbury Board.

Appointment of Directors

As of the Effective Date, by operation of and in accordance with the Plan, the Denbury board of directors (the "Board") consists of seven members, comprised of three members of the pre-Effective Date Legacy Denbury Board and four new members selected in accordance with the Plan. As of the Effective Date, by operation of and in accordance with the Plan, the following individuals were appointed to the Board: Anthony Abate, Caroline Angoorly, Brett Wiggs and James R. "Jim" Chapman. Dr. Kevin O. Meyers, Lynn A. Peterson and Chris Kendall, Denbury's President and Chief Executive Officer, will continue to serve as directors. The Board consists of a single class of directors with the initial term of office to expire at the 2021 annual meeting of stockholders and then at the next succeeding annual meeting of stockholders thereafter or the date on which the successor of such director is elected.

The current expected committees of the Board and directors appointed to each committee are as follows:

- Audit Committee: Mr. Abate (Chair), Dr. Meyers and Mr. Wiggs.
- Compensation Committee: Mr. Chapman (Chair), Mr. Abate and Mr. Peterson.
- Nominating/Corporate Governance Committee: Mr. Peterson (Chair), Ms. Angoorly and Mr. Chapman.

In connection with their appointment, Mr. Peterson, Dr. Meyers, Mr. Abate, Mr. Chapman, Ms. Angoorly and Mr. Wiggs will each enter into an indemnification agreement with the Company providing for indemnification and advancement of litigation and other expenses to the fullest extent permitted by law for claims relating to their service to the Company or its subsidiaries. This

summary is qualified in its entirety by reference to the full text of the Company's form of indemnification agreement, which is attached hereto as Exhibit 10.5 and incorporated by reference herein.

There is no other arrangement or understanding between Mr. Peterson, Dr. Meyers, Mr. Abate, Mr. Chapman, Ms. Angoorly and Mr. Wiggs and any other persons pursuant to which he or she was appointed as a member of the Board. Mr. Peterson, Dr. Meyers, Mr. Abate, Mr. Chapman, Ms. Angoorly and Mr. Wiggs do not have any family relationship with any director or executive officer of the Company. There is no relationship between Mr. Peterson, Dr. Meyers, Mr. Abate, Mr. Chapman, Ms. Angoorly and Mr. Wiggs and the Company that would require disclosure pursuant to Item 404(a) of Regulation S-K.

Management Incentive Plan

In accordance with the Plan, the Board is adopting a Management Incentive Plan (the "MIP") effective as of the Effective Date. The MIP will be effectuated by amending and restating the Denbury Resources Inc. Amended and Restated 2004 Omnibus Stock and Incentive Plan, as amended and restated as of March 28, 2019, which will provide for, among other things, the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, dividend equivalents, other stock-based awards, cash awards, performance awards or any combination of the foregoing. Pursuant to the MIP, Denbury is reserving for employees, directors and other service providers a pool of shares of New Common Stock representing up to 10% of the New Common Stock, determined on a fully diluted and fully distributed basis.

Item 5.03 – Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On the Effective Date, in accordance with the Plan, Denbury filed the Third Restated Certificate of Incorporation (the "Certificate of Incorporation") with the Delaware secretary of state. Also on the Effective Date, in accordance with the Plan, Denbury adopted the Fourth Amended and Restated Bylaws (the "Bylaws").

Pursuant to the Certificate of Incorporation, the authorized capital stock of Denbury consists of 250,000,000 shares of New Common Stock and 50,000,000 shares of preferred stock, par value $0.001 per share.

Each holder of shares of New Common Stock, as such, shall be entitled to one vote for each share of New Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Except as otherwise required by law or provided in the Certificate of Incorporation, at any annual or special meeting of stockholders, the New Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

Subject to the rights of any then-outstanding shares of preferred stock, the holders of New Common Stock may receive such dividends as the Board may declare in its discretion out of legally available funds at any regular or special meeting. Holders of New Common Stock will share equally in Denbury's assets upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. Shares of New Common Stock are not subject to any redemption provisions and are not convertible into any of Denbury's other securities.

Preferred Stock

Shares of preferred stock may be issued in one or more series from time to time, with each such series to consist of such number of shares and to have such powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, if any, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of Denbury's common stock until the Board determines the specific rights of the holders of the preferred stock. However, these effects might include:

- restricting dividends on the common stock;
- diluting the voting power of the common stock;
- impairing the liquidation rights of the common stock; and
- delaying or preventing a change in control of Denbury.

Anti-Takeover Provisions

Some provisions of Delaware law, the Certificate of Incorporation and the Bylaws summarized below could make certain change of control transactions more difficult, including acquisitions of Denbury by means of a tender offer, proxy contest or otherwise, as well as removal of the incumbent directors. These provisions may have the effect of preventing changes in management. It is possible that these provisions would make it more difficult to accomplish or deter transactions that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the New Common Stock.

Business Combinations under Delaware Law

Denbury is not governed by Section 203 of the Delaware General Corporation Law (the "DGCL").

Number and Election of Directors

The Board shall consist of not less than three nor more than fifteen members, the exact number of which shall be determined from time to time by resolution adopted by a majority of the Board.

Calling of Special Meeting of Stockholders

The Bylaws provide that special meetings of stockholders may be called only by (i) a majority of the Board or (ii) the secretary of Denbury upon the delivery of a written request to Denbury by the holders who own at least 25% of the aggregate voting power of the then issued and outstanding shares of capital stock of Denbury.

Amendments to the Bylaws

The Bylaws may be altered, amended or repealed or new bylaws may be adopted (i) by action of the majority of the Board or (ii) without action of the Board, (x) at a duly called meeting of the stockholders by the affirmative vote of the holders of a majority of Shares having voting power present in person or represented by proxy at such meeting at which a quorum is present, or (y) by written consent of stockholders holding not less than a majority of the voting power of all outstanding shares of capital stock entitled to vote generally in the election of directors.

Other Limitations on Stockholder Actions

Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice of stockholder proposals relating to an annual meeting must be received at the principal executive offices not less than 90 days nor more than 120 days prior to the date of the one-year anniversary of the immediately preceding annual meeting of stockholders. The Bylaws specify in detail the requirements as to form and content of all stockholder notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting. The Bylaws also describe certain criteria for when stockholder-requested meetings need not be held.

Directors may be removed from office at any time by the affirmative vote of holders of at least a majority of the outstanding shares of capital stock entitled generally to vote in the election of directors.

Newly Created Directorships and Vacancies on the Board

Under the Bylaws, any newly created directorships resulting from any vacancies on the Board for any reason may be filled solely by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director, and any newly created directorships resulting from any increase in the number of directors may be filled solely by a majority vote of the directors then in office, or if not so filled, by the stockholders at the next duly called annual meeting or special meeting called for such purpose.

No Cumulative Voting

The Certificate of Incorporation provides that there will be no cumulative voting in the election of directors.

Authorized but Unissued Shares

Under Delaware law, Denbury's authorized but unissued shares of New Common Stock are available for future issuance without stockholder approval. Denbury may use these additional shares of New Common Stock for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued shares of New Common Stock could render more difficult or discourage an attempt to obtain control of Denbury by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum

The Certificate of Incorporation provides that, unless Denbury consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the "Court of Chancery") (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, a state or federal court located within the State of Delaware) and any appellate court therefrom shall, to the fullest extent permitted by law, will be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on Denbury's behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of Denbury's current or former directors, officers, employees, agents or stockholders to Denbury or to Denbury's stockholders, creditors or other constituents, (iii) any action, suit or proceeding asserting a claim arising pursuant to, or seeking to enforce any right, obligation, or remedy under, any provision of the DGCL, the Certificate of Incorporation or the Bylaws (as each may be amended from time to time), (iv) any action, suit, or proceeding to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws, (v) any action, suit, or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (vi) any action, suit, or proceeding asserting a claim against Denbury or any current or former director, officer, employee, or stockholder of Denbury either (x) governed by the internal affairs doctrine or (y) asserting an "internal corporate claim" as such term is defined in the DGCL.

The Certificate of Incorporation provides that, unless Denbury consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for any action brought under the Securities Act.

This summary is qualified in its entirety by reference to the full text of the Certificate of Incorporation and Bylaws, which are attached hereto as Exhibits 3.1 and 3.2 and incorporated by reference herein.

Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that Denbury believes to be "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than historical facts, including, without limitation, statements regarding the Company's future financial position, business strategy, projected revenues, earnings, costs, capital expenditures and debt levels, and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "project," "plan," "estimate," "may," "will," "could," "should," "seek" or "intend" and similar expressions. Forward-looking statements reflect the Company's current expectations and assumptions regarding its business, the economy and other future events and conditions and are based on currently available financial, economic and competitive data and the Company's current business plans. Actual results could vary materially depending on risks and uncertainties that may affect the Company's operations, markets, services, prices and other factors as discussed in the Risk Factors section of its other filings with the Commission. While Denbury believes its assumptions are reasonable, it cautions you against relying on any forward-looking statements as it is very difficult to predict the impact of known factors, and it is impossible for the Company to anticipate all factors that could affect its actual results. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the effects of the Chapter 11 Cases on the Company's liquidity or results of operations or business prospects; the effects of the Chapter 11 Cases on the Company's business and the interests of various constituents; declines in, or extended periods of low, oil, NGL or natural gas prices; the Company's ability to achieve its forecasted revenue and pro forma leverage ratio and generate free cash flow to meet the internally funded portion of the Company's capital expenditures budget and to further reduce its indebtedness? the Company's ability to manage its business through the impacts of the COVID-19 pandemic, a weakening of global economic and financial conditions, changes in governmental regulations and related compliance and litigation costs and the other factors listed in the Company's SEC filings. For a more detailed discussion of these and other risk factors, see the Risk Factors section in the Company's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q and the Company's other filings made with the SEC. All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The forward-looking statements made by the Company speak only as of the date on which they are made. Factors or events that could cause Denbury's actual results to differ may emerge from time to time. Denbury undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure

On the Effective Date, the Company issued a press release on September 18, 2020, a copy of which is attached to this Form 8-K as Exhibit 99.2.

The information contained in this Item 7.01, including in Exhibit 99.2, shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any of the Company's filings under the Securities Act or the Exchange Act, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are filed in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
2.1	Joint Chapter 11 Plan of Reorganization of Denbury Resources Inc. and its Debtor Affiliates (Technical Modifications) (incorporated by reference to Exhibit A of the Order Approving the Debtors' Disclosure Statement For, and Confirming, the Debtors' Joint Chapter 11 Plan of Reorganization of Denbury Resources Inc. and its Debtor Affiliates, filed as Exhibit 2.1 to Denbury's Current Report on Form 8-K filed on September 4, 2020).
3.1*	Third Restated Certificate of Incorporation of Denbury Resources Inc.
3.2*	Fourth Amended and Restated Bylaws of Denbury Inc.
10.1* †	Credit Agreement, dated as of September 18, 2020, by and among Denbury Inc., as borrower, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, swingline lender, and letter of credit issuer.
10.2*	Series A Warrant Agreement, dated as of September 18, 2020, by and between Denbury Inc., and Broadridge Corporate Issuer Solutions, Inc.
10.3*	Series B Warrant Agreement, dated as of September 18, 2020, by and between Denbury Inc., and Broadridge Corporate Issuer Solutions, Inc.
10.4*	Registration Rights Agreement, dated as of September 18, 2020, by and between the Denbury Inc. and the holders party thereto.
10.5*	Form of Indemnification Agreement, by and between Denbury Inc. and its officers and directors.
99.1	Order Approving the Debtors' Disclosure Statement for, and Confirming, the Debtors' Joint Chapter 11 Plan of Reorganization of Denbury Resources Inc. and its Debtor Affiliates (incorporated by reference to Exhibit 99.1 to Denbury Resources Inc.'s Current Report on Form 8-K filed on September 4, 2020).
99.2*	Denbury Press Release, dated September 18, 2020.
104	The cover page has been formatted in Inline XBRL.

*   Included herewith.
†   Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Inc.
(Registrant)

Date: September 18, 2020   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Exhibit 3.1

THIRD RESTATED CERTIFICATE OF INCORPORATION
OF
DENBURY RESOURCES INC.

Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware

Denbury Resources Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1.   The name of the Corporation is Denbury Resources Inc. The Corporation was originally incorporated under the name Denbury Holdings, Inc. and subsequently Denbury Resources Inc. The date of filing of its original certificate of incorporation with the Secretary of State of the State of Delaware was December 19, 2003, and the certificate of incorporation was subsequently restated on December 23, 2003 and restated on August 21, 2012.

2.   This Third Restated Certificate of Incorporation (this "Certificate of Incorporation") amends and restates the Second Certificate of Incorporation of the Corporation and has been duly adopted in accordance with Sections 242, 245 and 303 of the General Corporation Law of the State of Delaware (the "DGCL") and pursuant to a plan of reorganization (the "Plan") of the Corporation, approved by order dated September 2, 2020 of the United States Bankruptcy Court for the Southern District of Texas, Houston Division in *In re Denbury Resources Inc., et al* under title 11 of the United States Bankruptcy Code (the "Bankruptcy Code") (11 U.S.C. Sections 101-1532), as amended, which Plan is becoming effective on September 18, 2020.

3.   The certificate of incorporation of the Corporation, as heretofore restated and amended, is hereby restated to read in its entirety as follows:

ARTICLE I
NAME

The name of the Corporation is Denbury Inc.

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of its registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

ARTICLE III
PURPOSES AND STOCKHOLDER LIABILITY

A.   Purposes. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful business, act or activity for which corporations may be organized under the DGCL.

B.   Stockholder Liability. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatsoever.

ARTICLE IV
AUTHORIZED CAPITAL STOCK

The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is 300,000,000 shares, consisting of: (i) 250,000,000 shares of common stock, par value $.001 per share (the "Common Stock"), and (ii) 50,000,000 shares of preferred stock, par value $.001 per share (the "Preferred Stock"). Shares of any class of capital stock of the Corporation may be issued for such consideration and for such corporate purposes as the Board of Directors of the Corporation (the "Board of Directors") may from time to time determine. Each share of Common Stock shall be entitled to one vote.

A.   Preferred Stock. The Preferred Stock may be divided into and issued from time to time in one or more series as may be fixed and determined by the Board of Directors. The relative rights and preferences of the Preferred Stock of each series shall be such as shall be stated in any resolution or resolutions adopted by the Board of Directors setting forth the designation of the series and fixing and determining the relative rights and preferences thereof (a "Directors' Resolution"). The Board of Directors is hereby authorized to fix and determine the powers, designations, preferences and relative, participating, optional or other rights, including, without limitation, voting powers, full or limited, preferential rights to receive dividends or assets upon liquidation, rights of conversion or exchange into Common Stock, Preferred Stock of any series or other securities, any right of the Corporation to exchange or convert shares into Common Stock, Preferred Stock of any series or other securities, or redemption provision or sinking fund provisions, as between series and as between the Preferred Stock or any series thereof and the Common Stock, and the qualifications, limitations or restrictions thereof, if any, all as shall be stated in a Directors' Resolution, and the shares of Preferred Stock or any series thereof may have full or limited voting powers, or be without voting powers, all as shall be stated in the Directors' Resolution. Except where otherwise set forth in the Directors' Resolution providing for the issuance of any series of Preferred Stock, the number of shares comprising such series may be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors. The shares of Preferred Stock of any one series shall be identical with the other shares in the same series in all respects except as to the dates from and after which dividends thereon shall cumulate, if cumulative.

B.   Reacquired Shares of Preferred Stock. Shares of any series of any Preferred Stock that have been redeemed (whether through the operation of a sinking fund or otherwise), purchased by the Corporation, or which, if convertible or exchangeable, have been converted into, or exchanged for, shares of stock of any other class or classes or any evidences of indebtedness shall have the status of authorized and unissued shares of Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preferred Stock or as part of any other series of Preferred Stock, all subject to the conditions or restrictions on issuance set forth in the Directors' Resolution providing for the issuance of any series of Preferred Stock and to any filing required by law.

C.   Increase in Authorized Preferred Stock. The number of authorized shares of Preferred Stock may be increased or decreased by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote without the separate vote of holders of Preferred Stock as a class.

D.   The Corporation shall not issue any non-voting equity securities to the extent prohibited by Section 1123(a)(6) of Title 11 of the Bankruptcy Code as in effect on the date of filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware; provided, however, that the foregoing restriction (i) shall have such force and effect only for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Corporation, (ii) shall not have any further force or effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code, and (iii) may be amended or eliminated in accordance with applicable law as from time to time may be in effect.

ARTICLE V
EXISTENCE

The existence of the Corporation is to be perpetual.

ARTICLE VI
NO PREEMPTIVE RIGHTS

No stockholder shall be entitled, as a matter of right, to subscribe for or acquire additional, unissued or treasury shares of any class of capital stock of the Corporation whether now or hereafter authorized, or any bonds, debentures or other securities convertible into, or carrying a right to subscribe to or acquire such shares, but any shares or other securities convertible into, or carrying a right to subscribe to or acquire such shares may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable.

ARTICLE VII
NO CUMULATIVE VOTING

At each election of directors, every stockholder entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote. No stockholder shall have the right to cumulate his votes in any election of directors.

ARTICLE VIII
BOARD OF DIRECTORS

A.   Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the authority and powers conferred upon the Board of Directors by the DGCL or by the other provisions of this Certificate of Incorporation, the Board of Directors is hereby authorized and empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the DGCL, this Certificate of Incorporation and the Bylaws of the Corporation (the "Bylaws"); provided, however, that no Bylaws hereafter adopted by the stockholders of the Corporation, or

any amendments thereto, shall invalidate any prior act of the Board of Directors that would have been valid if such Bylaws or amendment had not been adopted.

B.   Number, Election and Terms. The number of directors which shall constitute the whole Board of Directors shall be fixed from time to time by the members of the Board of Directors then in office. Each director shall hold office until the next annual meeting of stockholders and shall serve until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. Election of directors need not be by written ballot.

C.   Bylaws. The Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, or adopt new Bylaws, without any action on the part of the stockholders, except as may be otherwise provided by applicable law or the Bylaws.

ARTICLE IX
INDEMNIFICATION

A.   Mandatory Indemnification. Each person who at any time is or was a director or officer of the Corporation, and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a "Proceeding"), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, member, employee, trustee, agent or similar functionary of another domestic or foreign corporation, partnership, limited liability company, joint venture, sole proprietorship, trust, employee benefit plan or other for-profit or non-profit enterprise, whether the basis of a Proceeding is an alleged action in such person's official capacity or in another capacity while holding such office, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, or any other applicable law as may from time to time be in effect (but, in the case of any amendment to such law or enactment of new law, only to the extent that such amendment or enactment permits the Corporation to provide broader indemnification rights than such law prior to such amendment or enactment permitted the Corporation to provide), against all expense, liability and loss (including, without limitation, court costs and attorneys' fees, judgments, fines, excise taxes or penalties, and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection with a Proceeding, and such indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation or a director, officer, partner, venturer, proprietor, member, employee, trustee, agent or similar functionary of another domestic or foreign corporation, partnership, limited liability company, joint venture, sole proprietorship, trust, employee benefit plan or other for-profit or non-profit enterprise, and shall inure to the benefit of such person's heirs, executors and administrators; provided, however, that except as provided in Section D of this Article IX, the Corporation shall indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors. The Corporation's obligations under this Section A of this Article IX include, but are not limited to, the convening of any meeting, and the consideration of any matter thereby, required by statute in order to determine the eligibility of any person for indemnification.

B.   Advancement of Expenses. Expenses incurred by a director or officer of the Corporation in defending a Proceeding shall be paid by the Corporation in advance of the final

disposition of such Proceeding to the fullest extent permitted by, and only in compliance with, the DGCL or any other applicable laws as may from time to time be in effect, including, without limitation, any provision of the DGCL which requires, as a condition precedent to such expense advancement, the delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under Section A of this Article IX or otherwise. Repayments of all amounts so advanced shall be upon such terms and conditions, if any, as the Corporation's Board of Directors deems appropriate.

C.   Vesting. The Corporation's obligation to indemnify and to prepay expenses under Sections A and B of this Article IX shall arise, and all rights granted to the Corporation's directors and officers hereunder shall vest, at the time of the occurrence of the transaction or event to which a Proceeding relates, or at the time that the action or conduct to which such Proceeding relates was first taken or engaged in (or omitted to be taken or engaged in), regardless of when such Proceeding is first threatened, commenced or completed. Notwithstanding any other provision of this Certificate of Incorporation or the Bylaws, no action taken by the Corporation, either by amendment of this Certificate of Incorporation or the Bylaws or otherwise, shall diminish or adversely affect any rights to indemnification or prepayment of expenses granted under Sections A and B of this Article IX which shall have become vested as aforesaid prior to the date that such amendment or other corporate action is effective or taken, whichever is later.

D.   Enforcement. If a claim under Section A or Section B or both Sections A and B of this Article IX is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit in a court of competent jurisdiction against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim, including attorneys' fees. It shall be a defense to any such suit (other than a suit brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL or other applicable law to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. The failure of the Corporation (including its Board of Directors, independent legal counsel, or stockholders) to have made a determination prior to the commencement of such suit as to whether indemnification is proper in the circumstances based upon the applicable standard of conduct set forth in the DGCL or other applicable law shall neither be a defense to the action nor create a presumption that the claimant has not met the applicable standard of conduct. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, had reasonable cause to believe that his conduct was unlawful.

E.   Nonexclusive. The indemnification provided by this Article IX shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any statute, bylaw, other provisions of this Certificate of Incorporation, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

F.   Permissive Indemnification. The rights to indemnification and prepayment of expenses which are conferred to the Corporation's directors and officers by Sections A and B of this Article IX may be conferred upon any employee or agent of the Corporation if, and to the extent, authorized by the Board of Directors.

G.   Insurance. The Corporation shall have power to purchase and maintain insurance, at its expense, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, member, employee, trustee, agent or similar functionary of another domestic or foreign corporation, partnership, limited liability company, joint venture, sole proprietorship, trust, employee benefit plan or other for-profit or non-profit enterprise against any expense, liability or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the provisions of this Article IX, the Bylaws, the DGCL or other applicable law.

H.   Implementing Arrangements. Without limiting the power of the Corporation to procure or maintain insurance or other arrangement on behalf of any of the persons as described in Section G of this Article IX, the Corporation may, for the benefit of persons eligible for indemnification by the Corporation, (i) create a trust fund, (ii) establish any form of self-insurance, (iii) secure its indemnity obligation by grant of a security interest or other lien on the assets of the Corporation, or (iv) establish a letter of credit, guaranty or surety arrangement.

I.   Severability. If any provision or provisions of this Article IX shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article IX (including, without limitation, each portion of any paragraph of this Article IX containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article IX (including, without limitation, each such portion of any paragraph of this Article IX containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision or provisions held invalid, illegal or unenforceable.

J.   Expenses as a Witness. To the extent that any director or officer of the Corporation is by reason of such position, or a position as a director, officer, trustee, employee or agent with another entity at the request of the Corporation, a witness in any action, suit or proceeding, he or she shall be indemnified against all costs and expenses actually and reasonably incurred in connection therewith.

ARTICLE X
LIMITED DIRECTOR LIABILITY

No director of the Corporation shall be personally liable to the Corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this Article X shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the

DGCL, as it may hereafter be amended from time to time, or (iv) for any transaction from which the director derived an improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. No amendment to or repeal of this Article X will apply to, or have any effect on, the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of the director occurring prior to such amendment or repeal.


ARTICLE XI
BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS


The Corporation shall not be governed by Section 203 of the DGCL.


ARTICLE XII
EXCLUSIVE FORUM


A. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state or federal court located within the State of Delaware) and any appellate court therefrom shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit, or proceeding brought on behalf of the Corporation, (ii) any action, suit, or proceeding asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, employee, agent or stockholder of the Corporation to the Corporation or the Corporation's stockholders, creditors or other constituents, (iii) any action, suit, or proceeding asserting a claim against the Corporation or any current or former director, officer, employee, agent or stockholder of the Corporation arising pursuant to, or seeking to enforce any right, obligation, or remedy under, any provision of the DGCL, this Certificate of Incorporation, or the Bylaws (as each may be amended from time to time), (iv) any action, suit, or proceeding to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws, (v) any action, suit, or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (vi) any action, suit, or proceeding asserting a claim against the Corporation or any current or former director, officer, employee, or stockholder of the Corporation either (x) governed by the internal affairs doctrine or (y) asserting an "internal corporate claim" as such term is defined in the DGCL. For the avoidance of doubt, this Article XII shall not apply to any action or proceeding asserting a claim under the Securities Act of 1933 (as amended, the "Securities Act"), or the Securities Exchange Act of 1934, as amended.

B. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

C. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

ARTICLE XIII
AMENDMENTS

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation.

(Signature Page Follows)

IN WITNESS WHEREOF, the Corporation has caused this Third Restated Certificate of Incorporation to be signed by James S. Matthews, Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of the Corporation, as of September 18, 2020.

DENBURY INC.

By: /s/ James S. Matthews
<u> </u>
James S. Matthews
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Exhibit 3.2

DENBURY INC.

FOURTH AMENDED AND RESTATED BYLAWS

(as of September 18, 2020)

ARTICLE 1

OFFICES

Section 1.1. Registered Office. The registered office of the corporation within the State of Delaware shall be in the County of New Castle, State of Delaware.

Section 1.2. Other Offices. The corporation may also have offices at such other places, either within or without the State of Delaware, as the board of directors of the corporation (the "board of directors") may from time to time determine, or as the business of the corporation may require.

ARTICLE 2

MEETINGS OF STOCKHOLDERS

Section 2.1. Place of Meetings of Stockholders. All meetings of the stockholders of the corporation (the "stockholders") shall be held at the principal executive offices of the corporation (the "principal executive offices") or at such other place (if any), on such date, and at such time as shall be designated by the board of directors, either within or without the State of Delaware, and stated in the notice of the meeting provided in accordance with Section 2.2.

Section 2.2. Notice of Meetings of Stockholders.

(a) Notice of any annual or special meeting of stockholders, stating the place (if any), date, and time of the meeting, as well as the record date for determining stockholders entitled to vote at the meeting (if such record date is different from the record date for determining stockholders entitled to notice of the meeting), and the means of remote communication (if any) by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given to each stockholder entitled to notice of such meeting, not less than ten (10) nor more than sixty (60) days before the date of the meeting. Notice of special meetings of stockholders shall also include the purpose or purposes for which the meeting is called. Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice. The board of directors, acting by resolution, may postpone and reschedule any previously scheduled annual or special meeting of stockholders.

(b) Notice to stockholders may be given by personal delivery, mail, or, with the consent of the stockholder entitled to receive notice, by means of electronic transmission as provided in this Section 2.2(b). If mailed, such notice shall be delivered by postage prepaid envelope directed to each stockholder at such stockholder's address as it appears in the records of the corporation and shall be deemed given and delivered when deposited in the United States mail. Notice given by electronic transmission pursuant to this Section 2.2(b) shall be deemed given: (i) if by facsimile telecommunication, when directed to a facsimile telecommunication number at which the

stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder. An affidavit of the secretary or an assistant secretary, or of the transfer agent or other agent, of the corporation that the notice has been given by personal delivery, by mail, or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(c) Notice of any meeting of stockholders need not be given to any stockholder if waived by such stockholder either before or after such meeting is held, which waiver may either be by means of a waiver in writing signed by such stockholder, or by electronic transmission that either sets forth or is submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

Section 2.3. Voting List. The officer of the corporation ("officer") who has charge of the stock ledger of the corporation shall prepare and make, or cause to be prepared and made, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares of capital stock of the corporation ("Shares") registered in the name of each stockholder; *provided*, *however*, if the record date for determining the stockholders entitled to vote at the meeting is fewer than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of Shares registered in the name of each stockholder. Nothing contained in this Section 2.3 shall require the corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting, at the corporation's discretion, either (a) on an electronic network determined by the corporation to be reasonably accessible and secure; *provided, however*, that the information required to gain access to such list is provided with the notice of the meeting; or (b) during ordinary business hours at the principal place of business of the corporation. If the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders. If the meeting is to be held at a physical location, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence of the identity of the stockholders entitled to examine such list.

Section 2.4. Annual Meetings. Annual meetings of stockholders shall be held at the time and place (if any) to be selected by the board of directors. At the annual meeting, the stockholders shall elect a board of directors and transact such other business as may properly be brought at the meeting. Nominations of persons for election to the board of directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only as provided in Section 2.12.

Section 2.5. Special Meetings.

(a) Special meetings of stockholders, for any purpose or purposes, unless otherwise provided by the corporation's certificate of incorporation (the "certificate of incorporation"), these bylaws, or applicable law, shall be called only (i) by the board of directors pursuant to a resolution approved by a majority of the directors then in office, or (ii) by the secretary of the corporation (the "secretary"), following his receipt at the principal executive offices of one or more Proper Special Meeting Demand(s) by or on behalf of holders of record of Shares representing, collectively, the Requisite Percentage.

(b) In the case of a special meeting called pursuant to Section 2.5(a)(ii), the date of such special meeting as fixed by the board of directors shall not be fewer than thirty (30) nor more than ninety (90) days after the first date by which Proper Special Meeting Demand(s) by stockholders of record holding, collectively, the Requisite Percentage have been received by the secretary at the principal executive offices in accordance with this Section 2.5.

(c) To be in proper form and constitute a Proper Special Meeting Demand, a special meeting demand from a stockholder shall be in writing and shall set forth and describe in fair, accurate, and material detail:

(i) the purpose or purposes for which the meeting is to be called; and

(ii) (A) all Stockholder Information as to each Demanding Person; (B) all Disclosable Interests as to each Demanding Person; (C) all Proposed Nomination Information as to each Proposed Nominee, if a purpose of the special meeting is to elect directors and the Demanding Person is proposing any Proposed Nominee(s); (D) all Proposed Business Information, if a purpose of the special meeting is the consideration of any Other Business; (E) a Holder of Record Representation by or on behalf of each Demanding Person; (F) a Proxy Solicitation Representation by or on behalf of each Demanding Person (as each such capitalized term in the foregoing clauses (A) through (F) is defined in Section 2.12(d), except that for purposes of this Section 2.5, (x) the term "Demanding Person" shall be substituted for the term "Proposing Person" in all places it appears in Section 2.12(d), and (y) references to the date or dates as of which updated or supplemental information is required to be true and correct pursuant to Section 2.12 hereof shall refer to the date or dates as of which updated or supplemental information is required to be true and correct pursuant to Section 2.5(d)); and (G) a certification with documentary evidence as to the aggregate number of Shares Beneficially Owned by each Demanding Person that are Net Long Shares. The corporation may require any Proposed Nominee to furnish such other information as it may reasonably require to determine (1) the eligibility of any Proposed Nominee to serve as a director of the corporation (a "director"), and (2) whether such Proposed Nominee qualifies as an "independent director" or "audit committee financial expert" under applicable law, securities exchange rule or regulation, or any publicly disclosed corporate governance guideline or committee charter of the corporation.

(d) In the case of a special meeting called pursuant to Section 2.5(a)(ii), each Demanding Person shall further update and supplement his special meeting demand(s) so that:

(i) the information provided or required to be provided in such special meeting demand(s) pursuant to Section 2.5(c) shall be updated and supplemented to be true and correct as of:

(A) the record date for the determination of stockholders entitled to notice of the special meeting;

(B) if such record date is more than fifteen (15) Business Days before the special meeting, as of the date that is ten (10) Business Days before the special meeting; and

(C) as of the date that is ten (10) Business Days before the date scheduled for the convening of any postponed special meeting or the reconvening of any adjourned special meeting.

(ii) The time that such updated and supplemental information must be delivered to, or mailed to and received by, the secretary at the principal executive offices is as follows:

(A) in the case of information that is required to be updated and supplemented pursuant to Section 2.5(d)(i)(A) to be true and correct as of the record date for the determination of stockholders entitled to notice of the special meeting, not later than the later of (x) five (5) Business Days after such record date or (y) five (5) Business Days after the Public Announcement of such record date;

(B) in the case of information that is required to be updated and supplemented pursuant to Section 2.5(d)(i)(B) to be true and correct as of the date that is ten (10) Business Days before the special meeting, not later than eight (8) Business Days before the special meeting; and

(C) in the case of information that is required to be updated and supplemented pursuant to Section 2.5(d)(i)(C) to be true and correct as of the date that is ten (10) Business Days before the date scheduled for the convening of any postponed special meeting or the reconvening of any adjourned special meeting, not later than eight (8) Business Days before the date scheduled for such convening or reconvening of the special meeting; *provided*, *however*, if it is not practicable to provide such updated and supplemental information not later than eight (8) Business Days before the date scheduled for such convening or reconvening, on the first practicable date before any such convening or reconvening.

(e) The secretary shall not accept, and shall consider ineffective, a special meeting demand from a stockholder (i) that does not comply with this Section 2.5, (ii) that relates to an item of business to be transacted at the proposed special meeting that is not a proper subject for stockholder action under (or involves a violation of) applicable law, or (iii) if the business proposed to be conducted at the special meeting as set forth in such special meeting demand is identical to or substantially similar (as determined by the board of directors, which determination shall be conclusive and binding on the corporation and the stockholders, a "Similar Item") to an item of business that (A) will be submitted for stockholder approval or consideration at any meeting of stockholders to be held on or before the ninetieth (90th) day after the secretary receives such special meeting demand or (B) was submitted for stockholder approval or consideration at any meeting of stockholders held within the ninety (90) days prior to the secretary receiving such special meeting demand. For the avoidance of doubt, the nomination, election or removal of directors will be deemed to be a Similar Item with respect to all items of business involving the nomination, election or removal of directors, changing the size of the board of directors and filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors. In addition to the requirements of this Section 2.5, each Demanding Person shall comply with all requirements of applicable law, including all requirements of the Exchange Act, with respect to any special meeting demand.

(f) Nothing in this Section 2.5 shall be deemed or construed to give any stockholder a right to fix the date, time, or place of, or to fix any record date for, any special meeting of stockholders. Except as expressly provided in, and in accordance with, this Section 2.5, stockholders shall not be permitted (i) to call or cause any officer of the corporation to call a special meeting of stockholders or (ii) to propose business to be brought before a special meeting of stockholders, other than the nomination of persons for election to the board of directors at a special meeting of stockholders at which directors are to be elected pursuant to the corporation's notice of meeting, which nominations may be made only in accordance with, and subject to, this Section 2.5 or Section 2.12. Anything in Section 2.12 to the contrary notwithstanding, in the case of a special meeting called pursuant to Section 2.5(a)(ii), if a purpose of such special meeting is to elect directors to the board of directors, and a Demanding Person has included in his Proper Special Meeting Demand the names of each Proposed Nominee the Demanding Person proposes to nominate at the special meeting for election to the board of directors, together with all other information required by Section 2.5(c), and so long as the Demanding Person has otherwise complied with this Section 2.5, then the Demanding Person's Proper Special Meeting Demand shall be deemed to be, and shall substitute for, the notice contemplated by Section 2.12(b) and such Demanding Person shall be deemed to have given timely notice of such nominations in the proper form for purposes of Section 2.12(b) and otherwise to have complied with the notice procedures set forth in Section 2.12(b)(ii), so long as such Demanding Person provides any updates or supplements to such Proper Special Meeting Demand at such times and in the forms required by Section 2.5(d).

(g) Anything in this Section 2.5 to the contrary notwithstanding, in the case of a special meeting called pursuant Section 2.5(a)(ii), the board of directors may submit its own proposal or proposals, including nominations of persons for election to the board of directors if election of directors is a purpose of the special meeting, for consideration at such special meeting. At the direction of the board of directors, such proposal or proposals shall be included in the notice for the special meeting as a purpose or purposes for which the meeting is called.

(h) A stockholder may revoke a special meeting demand by submitting a Demand Revocation. The board of directors shall have the sole discretion to determine whether or not to proceed with the special meeting if after the secretary's receipt of Proper Special Meeting Demand(s) from the holders of the Requisite Percentage (i) any Demand Revocation(s) are delivered to or received by the secretary, or (ii) at any time before the record date for the determination of stockholders entitled to vote at the special meeting, a Demanding Person updates or supplements his special meeting demand as required by Section 2.5(d), which updated or supplemented demand evidences or indicates a reduction in Net Long Shares held by such Demanding Person, and as a result of such Demand Revocation(s), update, or supplementation, there no longer are unrevoked Proper Special Meeting Demands by stockholders holding, collectively, the Requisite Percentage as required by this Section 2.5.

(i) <u>Definitions</u>. For purposes of this Section 2.5, capitalized terms used herein but not otherwise defined in this Section 2.5(i) shall have such meanings as defined in Section 2.12(d). As used in this Section 2.5, the following capitalized terms shall have the following meanings:

(i) "Demanding Person" shall mean (A) each stockholder making a demand pursuant to Section 2.5(a), (B) the Beneficial Owner or Beneficial Owners, if different, on whose behalf such demand is given, and (C) any Affiliates or Associates of such stockholder or Beneficial Owner;

(ii) "Demand Revocation" shall mean a written revocation of a special meeting demand delivered to, or mailed to and received by, the secretary at the principal executive offices at any time before the special meeting;

(iii) "Net Long Shares" shall mean (A) the number of Shares Beneficially Owned, directly or indirectly, by any stockholder or Beneficial Owner that constitute such Person's net long position as defined in Rule 14e-4 under the Exchange Act (except that (x) for purposes of such definition, the reference to the date the tender offer is first announced shall instead refer to the date for determining a stockholder's or Beneficial Owner's Net Long Shares, and (y) the reference to the highest tender price shall refer to the market price on such date), and (B) to the extent any Associates or Affiliates of the stockholder or Beneficial Owner are acting in concert with the stockholder or Beneficial Owner with respect to the calling of the special meeting, the determination of Net Long Shares shall include the effect of aggregating the Net Long Shares (including any negative number) of such Associates or Affiliates;

(iv) "Proper Special Meeting Demand" shall mean a written demand by a stockholder of record requesting the secretary to call a special meeting of stockholders, which demand is submitted in accordance with, and in the form and containing the information required by, this Section 2.5; and

(v) "Requisite Percentage" shall mean at least twenty-five percent (25%) of the aggregate voting power of the then issued and outstanding Shares, which Shares are certified pursuant to Section 2.5(c)(ii)(G) to be included in the Demanding Person's Net Long Shares.

Section 2.6. Quorum and Adjournment. The holders of not less than one-third of the Shares issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by the certificate of incorporation or applicable law. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 2.7. Adjourned Meetings. When a meeting is adjourned to another time and place (if any), unless otherwise provided by the certificate of incorporation, these bylaws, or applicable law, notice need not be given of the adjourned meeting if the date, time, and place (if any) thereof and the means of remote communication (if any) by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for determining the stockholders entitled to vote at the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with Section 2.2 to each stockholder of record entitled to vote at the meeting.

Section 2.8. Order of Business and Conduct of Meeting. At each meeting of the stockholders, unless otherwise determined by the board of directors, one of the following persons, in the order in which they are listed (and in the absence of the first, the next, and so on), shall serve as chairman of the meeting: chairman of the board, chief executive officer, president, and such other officer as the board of directors may designate. The order of business at each such meeting shall be as determined by the chairman of the meeting. The board of directors may adopt by resolution rules, regulations, and procedures for the conduct of any meetings of stockholders. Except to the extent inconsistent with any such rules, regulations, and procedures, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations, and procedures for the conduct of the meeting (which need not be in writing) and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of an agenda or order of business for the meeting, the establishment of rules and procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments by participants, restrictions on entry to such meeting after the time prescribed for the commencement thereof, limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine, restricting the use of cell phones, audio or video recording devices and similar devices at the meeting, and the opening and closing of the polls for each matter upon which stockholders will vote at the meeting. The chairman of the meeting shall also have the right and authority to adjourn the meeting without a vote of the stockholders, whether or not there is a quorum present.

Section 2.9. Majority Vote. When a quorum is present at any meeting, the vote of the holders of a majority of Shares having voting power present in person or represented by proxy shall decide

any question brought before such meeting, unless the question is one upon which, by express provision of the certificate of incorporation, these bylaws, or applicable law, a different vote is required, in which case such express provision shall govern and control the decision of such question. Directors shall be elected in accordance with Section 3.16.

Section 2.10. Method of Voting.

(a) Unless otherwise provided in the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each of the Shares having voting power and registered in such stockholder's name on the books of the corporation on the record date fixed for determination of stockholders entitled to vote at such meeting.

(b) Each person entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power. Proxies need not be filed with the secretary until the meeting is called to order, but shall be filed before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, the following shall constitute valid means by which a stockholder may grant such authority:

(i) a stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or the stockholder's authorized officer, director, employee, or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature; and

(ii) a stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person or persons who will be the holder of the proxy or to an agent of the proxyholder(s) duly authorized by such proxyholder(s) to receive such transmission; *provided*, *however*, that any such electronic transmission must set forth (or be submitted with) information from which it can be determined that the electronic transmission was authorized by the stockholder. If it is determined that any such electronic transmission is valid, the inspectors of election or, if there are no such inspectors, such other persons making that determination, shall specify the information upon which they relied.

(c) Any copy, facsimile telecommunication, or other reliable reproduction of a writing or electronic transmission authorizing a person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or electronic transmission for any and all purposes for which the original writing or electronic transmission could be used; *provided*, *however*, that such copy, facsimile telecommunication, or other reproduction shall be a complete reproduction of the entire original writing or electronic transmission.

(d) The board of directors by resolution may, or, if required by law, shall, appoint, or shall authorize an officer of the corporation to appoint, one or more inspectors, which inspector or inspectors may include individuals who serve the corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of stockholders and make a written report thereof. One or more persons may be designated as alternate inspector(s) to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of the stockholders, the chairman of the meeting may, or, if required by applicable law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before discharging such person's duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such person's ability. The inspector(s) shall have the duties prescribed by law.

Section 2.11. Action Without Meeting.

(a) Unless otherwise restricted by the certificate of incorporation, any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding Shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Shares entitled to vote thereon were present and voted. The writing or writings shall be delivered to the corporation by delivery to its registered office in the State of Delaware or its principal place of business, or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(b) Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the secretary, request that the board of directors fix a record date. The board of directors shall promptly adopt a resolution fixing the record date; *provided*, *however*, if no record date has been fixed by the board of directors within ten (10) days of the date on which such request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware or its principal place of business, or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery shall occur as set forth in Section 2.11(a). If no record date has been fixed by the board of directors and prior action by the board of directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the Close of Business on the date on which the board of directors adopts the resolution taking such prior action.

(c) An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section 2.11; *provided*, *however*, that any such electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or

proxyholder, and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic transmission. The date on which such electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the State of Delaware or its principal place of business, or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded, to the extent and in the manner provided by resolutions of the board of directors.

(d) Any copy, facsimile, or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used; *provided*, *however*, that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Section 2.12. Submission of Nominations and Proposed Business For Consideration at Meetings of Stockholders.

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the board of directors and the proposal of business to be considered by the stockholders may be made for consideration and voting at an annual meeting of stockholders only (A) pursuant to the corporation's notice of meeting (or any supplement thereto), (B) by or at the direction of the board of directors, or (C) by any stockholder (x) who was a stockholder of record at the time the notice provided for in Section 2.12(a)(ii) and Section 2.12(a)(iii) is delivered to the secretary, on the record date for the determination of stockholders entitled to vote at the meeting and on the meeting date; (y) who is entitled to vote at the meeting upon such election of directors or upon such business, as the case may be; and (z) who complies with the notice procedures set forth in Section 2.12(a)(ii) and Section 2.12(a)(iii). The foregoing provisions of clause (C) provide the exclusive means by which a stockholder may make nominations of persons for election to the board of directors to be considered and voted upon by the stockholders at an annual meeting of the stockholders. Except for proposals properly made in accordance with Rule 14a-8 under the Exchange Act, and the rules and regulations thereunder, and included in the notice of meeting given by or at the direction of the board of directors, the foregoing provisions of clause (C) provide the exclusive means by which a stockholder may propose business to be brought before an annual meeting of stockholders. In addition, for business (other than the nomination of persons for election to the board of directors) to be properly brought before an annual meeting by a stockholder, such business must be a proper matter for stockholder action pursuant to the certificate of incorporation, these bylaws, and applicable law.

(ii) For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder, the stockholder (A) must have given timely notice thereof in writing and in proper form to the secretary at the principal executive offices, and (B) must provide any updates or supplements to such notice at such times and in the forms required by this Section 2.12. To be timely, a stockholder's notice relating to an annual meeting shall be delivered to, or mailed to and received by, the secretary at the principal executive offices not later than the Close of Business on the ninetieth (90th) day, and not earlier than the Close of Business on the one hundred twentieth (120th) day, before the date of the one-year anniversary of the immediately preceding year's annual meeting; *provided*, *however*, that if the date of the annual meeting is more than thirty (30) days before, or more than seventy (70) days after, such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder must be so delivered, or mailed and received, not earlier than the Close of Business on the one hundred twentieth (120th) day before such annual meeting and not later than the Close of Business on the later of the ninetieth (90th) day before such annual meeting or the tenth (10th) day following the day on which Public Announcement of the date of such meeting is first made by the corporation. In no event shall the Public Announcement of an adjournment or postponement of an annual meeting of stockholders commence a new time period (or extend any time period) for the giving of a stockholder's notice as described in this Section 2.12(a)(ii). For the avoidance of doubt, a stockholder shall not be entitled to make additional or substitute nominations following the expiration of the time periods set forth in these bylaws.

(iii) To be in proper form for purposes of this Section 2.12, a stockholder's notice to the secretary (whether pursuant to this Section 2.12(a) or Section 2.12(b)) must set forth and describe in fair, accurate, and material detail:

(A) all Stockholder Information as to each Proposing Person;

(B) all Disclosable Interests as to each Proposing Person;

(C) all Proposed Nomination Information as to each Proposed Nominee, if the notice pertains to a Proposed Nominee;

(D) all Proposed Business Information, if the notice relates to any Other Business;

(E) a Holder of Record Representation by or on behalf of each Proposing Person;

(F) a Proxy Solicitation Representation by or on behalf of each Proposing Person; and

(G) all Other Certifications and Representations as to each Proposing Person.

(iv) Notwithstanding anything in the second sentence of Section 2.12(a)(ii) to the contrary, if (A) the number of directors to be elected to the board of directors at an annual meeting is increased after the corporation has made Public Announcement of the number of directors to be elected at such meeting or the size of the board of directors is increased, and (B) there is no Public Announcement by the corporation naming all persons the board of directors nominated for director or specifying the size of the increased board of directors at least one hundred (100) days before the one-year anniversary of the preceding year's annual meeting, then a stockholder's notice required by this Section 2.12 shall also be considered timely, but only with respect to Proposed Nominees for any new positions created by such increase, if it shall be delivered to, or mailed to and received by, the secretary at the principal executive offices not later than the Close of Business on the tenth (10th) day following the day on which Public Announcement of such increase is first made by the corporation.

(v) Only such persons who are nominated in accordance with the procedures and other provisions set forth in Section 2.12(a) (expressly including those persons nominated by or at the direction of the board of directors) shall be eligible to be elected at an annual meeting of stockholders to serve as directors. Only such business shall be conducted at an annual meeting of stockholders as shall have been brought before the meeting in accordance with the procedures and other provisions set forth or referred to in Section 2.12(a). Except as otherwise provided by applicable law, the chairman of an annual meeting of stockholders shall have the power and duty (A) if the facts warrant, to determine that a nomination or any business proposed to be brought before the annual meeting was not made or was not proposed, as the case may be, in accordance with the procedures set forth in this Section 2.12(a), and (B) if any proposed nomination or business was not made or was not proposed, as the case may be, in compliance with this Section 2.12(a), to declare that such nomination shall be disregarded or that such proposed business shall not be transacted.

(b) <u>Special Meetings of Stockholders</u>.

(i) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation's notice of meeting pursuant to Section 2.2. Nominations of persons for election to the board of directors may be made for consideration and voting at a special meeting of stockholders at which directors are to be elected pursuant to the corporation's notice of meeting only (A) by or at the direction of the board of directors or (B) if a purpose for such meeting as stated in the corporation's notice for such meeting is the election of one or more directors, by any stockholder (x) who was a stockholder of record at the time the notice provided for in Section 2.12(b)(ii) is delivered to the secretary, on the record date for the determination of stockholders entitled to vote at the special meeting and on the date of the special meeting; (y) who is entitled to vote at the meeting in such election and (z) who complies with the notice procedures set forth in Section 2.12(b)(ii); *provided*, *however*, that a stockholder may nominate persons for election at a

special meeting only to such position(s) as specified in the corporation's notice of the meeting.

(ii) If a special meeting has been called in accordance with Section 2.5 for the purpose of electing one or more directors to the board of directors, then for nominations of Proposed Nominees for election to the board of directors to be properly brought before such special meeting by a stockholder pursuant to Section 2.12(b)(i)(B), the stockholder (A) must have given timely notice thereof in writing and in the proper form to the secretary at the principal executive offices, and (B) must provide any updates or supplements to such notice at such times and in the forms required by this Section 2.12. To be timely, a stockholder's notice relating to a special meeting shall be delivered to, or mailed to and received by, the secretary at the principal executive offices not earlier than the Close of Business on the one hundred twentieth (120th) day before such special meeting and not later than the Close of Business on the later of (x) the ninetieth (90th) day before such special meeting or (y) the fifteenth (15th) day following the day on which Public Announcement is first made by the corporation of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting. In no event shall the Public Announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described in this Section 2.12(b)(ii). To be in proper form for purposes of this Section 2.12(b), such notice shall set forth the information required by clauses (A), (B), (C), (E), (F) and (G) of Section 2.12(a)(iii). Notice of Proposed Nominees for election to the board of directors included in a stockholder demand for a special meeting submitted in accordance with Section 2.5(c) shall be deemed timely and in proper form as set forth in Section 2.5(f).

(iii) Only such persons who are nominated in accordance with the procedures and other provisions set forth in this Section 2.12(b) (expressly including those persons nominated by or at the direction of the board of directors) shall be eligible to be elected at a special meeting of stockholders to serve as directors. Except as otherwise provided by applicable law, the chairman of a special meeting of stockholders shall have the power and duty (A) if the facts warrant, to determine that a nomination proposed to be made at the special meeting was not made in accordance with the procedures set forth in this Section 2.12(b), and (B) if any proposed nomination was not made in compliance with this Section 2.12(b), to declare that such nomination shall be disregarded.

(c) General.

(i) A stockholder providing notice of nominations of Proposed Nominees for election to the board of directors at an annual or special meeting of stockholders or notice of business proposed to be brought before an annual meeting of stockholders shall further update and supplement such notice so that all the information required to be provided in such notice pursuant to Section 2.12(a)(iii) (including, in the case of notice of nominations of Proposed Nominees in

connection with a special meeting, the information required to be provided in such notice pursuant to Section 2.12(b)(i)) shall be true and correct as of:

    (A) the record date for the determination of stockholders entitled to notice of the meeting;

    (B) if such record date is more than fifteen (15) Business Days before the meeting, then as of the date that is ten (10) Business days before the meeting; and

    (C) as of the date that is ten (10) Business Days before the date scheduled for the convening of any postponed meeting or the reconvening of any adjourned meeting.

(ii) The time that such updated and supplemental information must be delivered to, or mailed to and received by, the secretary at the principal executive offices is as follows:

    (A) in the case of information that is required to be updated and supplemented pursuant to Section 2.12(c)(i)(A) to be true and correct as of the record date for the determination of stockholders entitled to notice of the meeting, not later than the later of (x) five (5) Business Days after such record date or (y) five (5) Business Days after the Public Announcement of such record date; and

    (B) in the case of information that is required to be updated and supplemented pursuant to Section 2.12(c)(i)(B) to be true and correct as of the date that is ten (10) Business Days before the meeting, not later than eight (8) Business Days before the meeting; and

    (C) in the case of information that is required to be updated and supplemented pursuant to Section 2.12(c)(i)(C) to be true and correct as of the date that is ten (10) Business Days before the date scheduled for the convening of any postponed meeting or the reconvening of any adjourned meeting, not later than eight (8) Business Days before the date scheduled for such convening or reconvening of the meeting; *provided*, *however*, if it is not practicable to provide such updated and supplemental information not later than eight (8) Business Days before the date scheduled for such convening or reconvening, on the first practicable date before any such convening or reconvening.

(iii) The corporation may, as a condition to any such nomination being deemed properly brought before any meeting of the stockholders, require any Proposing Person or any Proposed Nominee to deliver to the secretary within fifteen (15) Business Days of any such request, such other information as may reasonably be requested by the corporation, including, without limitation, such

other information as may be reasonably required by the board of directors, in its sole discretion, to determine (A) the eligibility of such Proposed Nominee to serve as a director of the corporation, (B) whether such nominee qualifies as an "independent director" or "audit committee financial expert" under applicable law, securities exchange rule or regulation, or any publicly disclosed corporate governance guideline or committee charter of the corporation and (C) such other information that the board of directors determines, in its sole discretion, could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

(iv) Notwithstanding the foregoing provisions of this Section 2.12, unless otherwise required by applicable law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders to present a nomination or proposed business that such stockholder has proposed in accordance with this Section 2.12, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the corporation. For purposes of this Section 2.12, to be considered a qualified representative of the stockholder, a Person must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such Person must produce to the secretary or inspector of elections such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(v) Section 2.12(a) is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made pursuant to Rule 14a-8 under the Exchange Act. Nothing in this Section 2.12 shall be deemed to (A) affect any rights of stockholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 (or any successor thereto) promulgated under the Exchange Act, (B) confer upon any stockholder a right to have a nominee or any proposed business included in the corporation's proxy statement, or (C) affect the rights of the holders of any class or series of Shares having a preference over the common stock of the corporation (the "common stock"), as to dividends or upon liquidation, to nominate and elect directors pursuant to and to the extent provided in any applicable provisions of the certificate of incorporation.

(d) <u>Definitions</u>. As used in these bylaws, the following capitalized terms shall have the following meanings:

(i) "Affiliate(s)" and "Associate(s)" shall have the meanings attributed to such terms in Rule 12b-2 under the Exchange Act;

(ii) a Person shall be deemed to be the "Beneficial Owner" of, to "Beneficially Own" or to have "Beneficial Ownership" of any Referenced Securities of the corporation (A) that such Person or any of such Person's Affiliates

or Associates beneficially owns, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Rule 13d-3 thereunder (or any comparable or successor law or regulation); (B) that such Person or any of such Person's Affiliates or Associates has (x) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (whether or not in writing), or upon the exercise of conversion, exchange purchase rights, warrants or options, or otherwise; (y) the right to vote or to direct the vote, pursuant to any agreement, arrangement or understanding, whether or not in writing; or (z) the right to dispose, direct, or cause the disposition of, pursuant to any agreement, arrangement or understanding, whether or not in writing; or (C) that are beneficially owned, directly or indirectly, by any other Person or any Affiliate or Associate thereof with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding, whether or not in writing for the purpose of acquiring, holding, voting or disposing of any such Referenced Securities of the corporation;

(iii) "Business Day" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, NY are authorized or obligated by law or executive order to close;

(iv) "Close of Business" shall mean 5:00 p.m. local time at the principal executive offices of the corporation, and if an applicable deadline falls on the Close of Business on a day that is not a Business Day, then the applicable deadline shall be deemed to be the Close of Business on the immediately preceding Business Day;

(v) "delivery" shall mean delivery of any notice or materials by a stockholder as required to be "delivered" under this Section 2.12 shall be made by both (1) hand delivery, overnight courier service, or by certified or registered mail, return receipt required, in each case, to the Secretary at the principal executive offices of the corporation, and (2) electronic mail to the secretary at secretary@denbury.com or such other email address for the secretary as may be specified in the Corporation's proxy statement for the annual meeting of stockholders immediately preceding such delivery of notice or materials;

(vi) "Derivative Instrument" shall mean any option, warrant, convertible security, stock appreciation right, future, forward, swap, borrowing or financing agreement or arrangement, synthetic arrangement or similar right, agreement or arrangement (whether or not currently exercisable and whether written or oral) with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any Referenced Securities of the corporation or any of the corporation's associates, affiliates, or Subsidiaries, or with a value derived in whole or in part from the value of any Referenced Securities of the corporation or any of the corporation's associates, affiliates, or Subsidiaries, including by reference to the market price, volatility, dividend, or interest rate or other attribute, whether or not such instrument or right shall be subject to settlement through delivery of (or otherwise with respect to) the underlying Referenced Securities, and any other direct or indirect opportunity to profit or share in any profit derived from any

increase or decrease in the value of Referenced Securities of the corporation, including by reference to the market price, volatility, dividend or interest rate or other attribute, including but not limited to "derivative securities" as defined under Rule 16a-1 under the Exchange Act; *provided*, *however*, that Derivative Instrument shall not include interests in broad-based index options, broad-based index futures, and broad-based publicly traded market baskets of stocks approved for trading by the appropriate federal governmental authority;

(vii) "Disclosable Interests" shall mean with respect to each Proposing Person: (A) (i) all Long Interests, (ii) all Short Interests held presently or within the last twelve (12) months, (iii) all indebtedness and other obligations of the corporation, and (iv) all Synthetic Interests, in each case (i) through (iv), in which that Proposing Person, directly or indirectly, holds an interest; (B) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote or direct or cause any third party to vote any Shares; (C) any rights to dividends or other distributions on or with respect to Shares, directly or indirectly, Beneficially Owned by such Proposing Person that are separated or separable from the underlying Shares; (D) any carried interest, profits interest or other performance-related fees (other than an asset based fee) to which such Proposing Person, directly or indirectly, is entitled based on any past, present or future increase or decrease in the value of any Referenced Securities of the corporation and/or Synthetic Interest; (E) any agreement, arrangement or understanding (including any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) between and among such Proposing Person, on the one hand, and any Proposing Associated Person, on the other hand, with the intent or effect of which may be to transfer to or from any such person, in whole or in part, any of the economic consequences of ownership of any security of the corporation or to increase or decrease the voting power of any such person with respect to any security of the corporation, (F) any direct or indirect legal, economic or financial interest (including Short Interest) of such Proposing Person in the outcome of any vote to be taken at any annual or special meeting of stockholders of the corporation or any other entity with respect to any matter that is substantially related, directly or indirectly, to any nomination or business proposed by any Proposing Person under this Section 2.12, (G) any proportionate interest in shares of the corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership or limited liability company or similar entity in which such Proposing Person is a general partner or, directly or indirectly, Beneficially Owns any interest in a general partner or is the manager or managing member or, directly or indirectly, Beneficially Owns any interest in the manager or managing member of a limited liability company or similar entity, (H) any direct or indirect legal, economic or financial interest (including Short Interest) in any principal competitor of the corporation held by such Proposing Person and (I) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such

Proposing Person in support of the nominations or business proposed to be brought before the meeting pursuant to Regulation 14A under the Exchange Act, including without limitation, for purposes of clauses (A) through (J) of this Section 2.12(d)(iv), any of the foregoing held by or otherwise applicable to any member of such Proposing Person's immediate family sharing the same household. With respect to the interests described in clauses (A)(i) through (A)(iv) of this Section 2.12(d)(iv), Disclosable Interests shall also include, without limitation, (x) the date on which the Proposing Person acquired an interest, directly or indirectly, in any Referenced Securities of the corporation and/or Synthetic Interest, and (y) the initial and present investment intent as to such interests. With respect to any Synthetic Interest, Disclosable Interests shall also include, without limitation, the identification of the counterparty to and any other participant in each such Synthetic Interest and whether (1) such Synthetic Interest conveys to such Proposing Person any voting rights, directly or indirectly, in any Referenced Securities of the corporation or any of the corporation's associates, affiliates, or Subsidiaries, (2) such Synthetic Interest is required to be, or is capable of being, settled through delivery of (or otherwise with respect to) Referenced Securities of the corporation or any of the corporation's associates, affiliates, or Subsidiaries, and (3) such Proposing Person, counterparty, or any other participant in such Synthetic Interest has entered into other transactions, agreements, arrangements, understandings, or relationships that hedge, mitigate, or otherwise alter or affect the economic effect of such Synthetic Interest. Notwithstanding anything to the contrary in this Section 2.12(d)(iv), Disclosable Interests shall not include any such disclosures with respect to the ordinary course of business activities of any broker, dealer, commercial bank, or trust company (or nominee for any of them) who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a Beneficial Owner;

(viii) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended;

(ix) "Holder of Record Representation" shall mean a representation that the Proposing Person is a holder of record of Shares entitled to vote at such meeting, will continue to be a stockholder of record of the corporation entitled to vote at such meeting through the date of such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;

(x) "Long Interest" shall mean all securities, including securities that are not equity securities, of the corporation that are Beneficially Owned, other than a Synthetic Long Interest;

(xi) "Other Business" shall mean business that the stockholder proposes to bring at a meeting (which, for purposes of this clause (xi), shall not include the nomination of persons for election to the board of directors);

(xii) "Other Certifications and Representations" shall mean (A) a certification that the Proposing Person has complied with all applicable federal,

state and other legal requirements in connection with its acquisition of Shares or other securities of the corporation, (B) a representation as to the accuracy of the information set forth in the notice provided to the secretary in accordance with Section 2.12(a) or 2.12(b), as applicable, and (C) with respect to each Proposed Nominee, a completed and signed questionnaire, representation and agreement and any and all other information required by Section 2.12(e);

(xiii) "Person" shall mean a natural person, corporation, partnership (general or limited), limited liability company, firm, estate, trust, common or collective fund, association, unincorporated organization, private foundation, joint stock company, or other organization or entity;

(xiv) "Proposed Business Information" shall mean with respect to any Other Business: (A) a reasonably brief description of the business desired to be brought at the meeting; (B) the text, if any, of the proposal or business (including the text of any resolutions proposed for consideration and if such business includes a proposal to amend these bylaws, the language of the proposed amendment); (C) the reasons for conducting such business at the meeting; (D) any present or prospective material interest in such business of each Proposing Person; and (E) a summary of any material agreements, arrangements, and understandings regarding the business proposed to be brought at the meeting (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or Beneficial Owner of any Referenced Securities of the corporation and/or Synthetic Interest or any other Person or Persons (including their names);

(xv) "Proposed Nomination Information" shall mean with respect to any Proposed Nominee: (A) the name, age, business and residence address, and principal occupation or employment (present and for the past five years), of the Proposed Nominee; (B) all other information relating to the Proposed Nominee that would be required to be disclosed about such Proposed Nominee if proxies were being solicited for the election of the Proposed Nominee as a director in an election contest (whether or not such proxies are or will be solicited), or that is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act; (C) such Proposed Nominee's written consent to being named in the proxy statement, if any, as a Proposed Nominee and to serving as a director if elected; (D) all information with respect to such Proposed Nominee that would be required to be set forth in a stockholder's notice pursuant to this Section 2.12 if such Proposed Nominee were a Proposing Person and (E) a complete and accurate description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings (whether written or oral) during the past three years, and any other material relationships, between or among each Proposing Person, on the one hand, and each Proposed Nominee and any member of the immediate family of such Proposed Nominee, and his or her respective Affiliates, Associates or others acting in concert therewith, on the other hand, including, without limitation all biographical and related party transaction and other information that would be required to be disclosed pursuant to the federal and state securities laws, including Rule 404 promulgated under Regulation S-K under the

Securities Act of 1933 (as amended, the "Securities Act") (or any successor provision), if any Proposing Person were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant;

(xvi) "Proposed Nominee" shall mean a person or persons nominated by a stockholder or stockholders for election to the board of directors in accordance with these bylaws;

(xvii) "Proposing Person" shall mean (A) the stockholder or stockholders giving the notice required by Section 2.12(a) or Section 2.12(b), (B) the Beneficial Owner or Beneficial Owners, if different, on whose behalf such notice is given, (C) any Affiliates or Associates of such stockholder(s) or Beneficial Owner(s) and (D) any Proposing Associated Person;

(xviii) "Proposing Associated Person" shall mean as to any Proposing Person (A) any person acting in concert with such Proposing Person, (B) any person controlling, controlled by or under common control with such Proposing Person or any of their respective Affiliates and Associates, or person acting in concert therewith and (C) any member of the immediate family of such Proposing Person or an Affiliate or Associate of such Proposing Person;

(xix) "Proxy Solicitation Representation" shall mean a representation whether any Proposing Person intends or is part of a group that intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of outstanding Shares required to approve or adopt the proposed business or elect the Proposed Nominee and/or (B) otherwise to solicit proxies from stockholders in support of such proposed business or Proposed Nominee;

(xx) "Public Announcement" shall mean disclosure by the corporation in a press release reported by the Dow Jones News Service, Associated Press, Bloomberg, or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14, or 15(d) of the Exchange Act;

(xxi) "Referenced Securities" shall mean shares of any class or series of capital stock, other securities, obligations, indebtedness of, or any other legal or beneficial interest in, an entity, whether or not such instrument or right constitutes a "security" under the Exchange Act;

(xxii) "Short Interest" shall mean any short sale within the meaning of Rule 200 of the Exchange Act, any sale of borrowed securities, "naked short sale" or any other short interest in any security (including a security that is not an equity security) of the corporation, other than a Synthetic Short Interest;

(xxiii) "Stockholder Information" shall mean as to each Proposing Person (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the corporation's books and records); and (B) the class or series and number of shares of capital stock of the corporation or any of its

Subsidiaries that are, directly or indirectly, owned of record or Beneficially Owned by such Proposing Person;

(xxiv) "Subsidiary" or "Subsidiaries" shall mean any corporation, limited liability company, partnership, or other business organization in which the corporation controls more than 50% of the voting power;

(xxv) "Synthetic Interest" shall mean any Synthetic Long Interest or Synthetic Short Interest;

(xxvi) "Synthetic Long Interest" shall mean any Derivative Instrument that represents an opportunity to profit or share in any profit derived from any increase in the value of Referenced Securities of the corporation or any of the corporation's associates, affiliates, or Subsidiaries, other than a Long Interest; and

(xxvii) "Synthetic Short Interest" shall mean any Derivative Instrument that represents an opportunity to profit or share in any profit derived from any decrease in the value of Referenced Securities of the corporation or any of the corporation's associates, affiliates, or Subsidiaries, other than any Short Interest.

(e) Submission of Questionnaire; Representation and Agreement. To be eligible to be a nominee for election as a director of the corporation in accordance with this Section 2.12, a Proposed Nominee must deliver in writing (in accordance with the time periods prescribed for delivery of notice under this Section 2.12) to the secretary (i) a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the secretary upon written request of any stockholder of record identified by name within fifteen (15) Business Days of such written request), (ii) an irrevocable, contingent resignation to the board of directors, in a form acceptable to the board of directors, and (iii) a written representation and agreement (in the form provided by the secretary upon written request of any stockholder of record identified by name within fifteen (15) Business Days of such request) that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding (whether written or oral) with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the corporation or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the corporation, with such person's fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, (C) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with all applicable rules of the exchanges upon which the securities of the corporation are listed and all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the corporation and (D) in such person's individual capacity and on behalf of any Proposing Person on whose

behalf the nomination is being made, intends to serve a full term if elected as a director of the corporation.

Section 2.13. Remote Communication.

(a) In lieu of holding an annual or special meeting of stockholders at a designated place as set forth in Section 2.1, the board of directors may, in its sole discretion, determine that any annual or special meeting of stockholders may be held solely by means of remote communication.

(b) If authorized by the board of directors, in its sole discretion, and subject to such guidelines and procedures as the board of directors may adopt, stockholders and proxyholders may, by means of remote communication:

(i) participate in a meeting of stockholders, whether such meeting is held at a designated place or solely by means of remote communication; and

(ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication; *provided, however*, that (A) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (B) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxyholder votes or takes action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

ARTICLE 3

DIRECTORS

Section 3.1. General Powers. The business and affairs of the corporation shall be managed by or under the direction of the board of directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not required by the certificate of incorporation, these bylaws, or applicable law to be exercised or done solely by stockholders.

Section 3.2. Number of Directors. Except as otherwise fixed by the certificate of incorporation, the number of directors constituting the full board of directors shall be not less than three (3) nor more than fifteen (15) directors. The number of directors constituting the full board of directors shall be such number as from time to time shall be specified by resolution of the board of directors adopted by the affirmative vote of a majority of directors then in office or such other vote as may be required by the certificate of incorporation; *provided*, *however*, no director's term shall be shortened by reason of a resolution reducing the number of directors.

Section 3.3. Election, Qualification, and Term of Office of Directors. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting and until their successors are elected and qualified or until their earlier resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. Elections of directors need not be by written ballot. Each director, other than the chief executive officer, shall be independent under the rules of the New York Stock Exchange.

Section 3.4. Organization. Meetings of the board of directors shall be presided over by the chairman of the board or, in the absence of the chairman of the board, first by the chief executive officer and next by the president, in each case if then a member of the board of directors, or in the absence of all of them, by a chairman so chosen at the meeting by the directors thereat.

Section 3.5. Regular Meetings. Regular meetings of the board of directors shall be held on such dates and at such times and places (if any), within or without the State of Delaware, as shall from time to time be determined by the board of directors. In the absence of any such determination, such meetings shall be held, upon notice to each director in accordance with Section 3.10, on such dates and at such times and places (if any) as shall be designated by the chairman of the board of directors.

Section 3.6. Special Meetings. Special meetings of the board of directors may be called by the chairman of the board, chief executive officer, or president, and shall be called by the chief executive officer, president, or secretary on the written request of at least three directors then in office, unless the board of directors consists of fewer than three directors, in which case special meetings shall be called in like manner and on like notice on the written request of all directors then in office.

Section 3.7. Quorum, Majority Vote. At all meetings of the board of directors, a majority of the directors then in office shall constitute a quorum for the transaction of business and the vote of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise provided by the certificate of incorporation, these bylaws, or applicable law; *provided*, *however*, that in no event may a quorum be less than one-third (1/3) of the entire board of directors. If a quorum shall not be present at any meeting of the board of directors, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.8. Action Without Meeting. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board of directors or of any committee thereof, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the board of directors or committee thereof; *provided, however*, that such electronic transmission or transmissions must set forth (or be submitted with) information from which it can be determined that the electronic transmission or transmissions were authorized by the director. Such filing with the minutes of the proceedings of the board of directors shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.9. Participation in Meetings by Conference Telephone or Other Remote Means. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors or of any committee thereof, may participate in a meeting of the board of directors or of any committee thereof, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.10. Notice of Meetings. Notice of any meeting of the board of directors or any committee thereof shall be given to each director or member of such committee, as the case may be, by facsimile transmission (directed to the facsimile transmission number at which the director has consented to receive notice), electronic mail (directed to the electronic mail address at which the director has consented to receive notice), any other form of electronic transmission pursuant to which the director has consented to receive notice, or overnight delivery, or be given personally or by telephone, at least twenty-four (24) hours before the meeting is to be held. Every such notice shall state the time and place (if any), but need not state the purpose of the meeting. Notice need not be given to any director who shall, either before or after the meeting, submit a signed waiver in writing or by electronic transmission of such notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to such director. If waiver of notice is given by electronic transmission, such electronic transmission must set forth (or be submitted with) information from which it can be determined that the electronic transmission was authorized by the director. When a meeting of the board of directors or any committee thereof is adjourned to another time and place (if any), then unless otherwise provided by the certificate of incorporation, these bylaws, or applicable law, notice need not be given of the adjourned meeting if the adjourned meeting is scheduled at the original meeting.

Section 3.11. Rules and Regulations. The board of directors may adopt such rules and regulations not inconsistent with the certificate of incorporation, these bylaws, or applicable law for the conduct of its meetings and management of the affairs of the corporation as the board of directors may deem proper.

Section 3.12. Resignations. Any director may at any time resign by giving notice in writing or by electronic transmission to the board of directors, the chairman of the board, the chief executive officer, the president, or the secretary; *provided, however*, that if such notice is given by electronic transmission, such electronic transmission must set forth (or be submitted with) information from which it can be determined by the board of directors that the electronic transmission was authorized by the director. Such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof; and, unless otherwise specified therein or in Section 3.16(b), the acceptance of such resignation shall not be necessary to make it effective.

Section 3.13. Removal of Directors. Unless otherwise restricted by the certificate of incorporation, these bylaws, or applicable law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the Shares then entitled to vote on such matter.

Section 3.14. Vacancies. Subject to the rights of the holders of any class or series of Shares having a preference over the common stock as to dividends or upon liquidation, any vacancies on the board of directors resulting from death, resignation, removal or other cause, shall only be filled by

the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, or by a sole remaining director. Newly created directorships resulting from any increase in the number of directors shall be filled by the board of directors, or if not so filled, by the stockholders at the next annual meeting or at a special meeting called for that purpose in accordance with Section 2.5. Any director elected in accordance with this Section 3.14 shall hold office for the remainder of the full term of any class of directors in which the new directorship was created or the vacancy occurred and until his successor shall have been elected and qualified or until his earlier resignation or removal.

Section 3.15. Compensation of Directors. Unless otherwise restricted by the certificate of incorporation, these bylaws, or applicable law, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated fee as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore. Members of committees of the board of directors may be allowed like compensation for attending committee meetings.

Section 3.16. Election by Majority Vote.

(a) At any meeting of stockholders at which directors are to be elected and at which a quorum is present, each director to be elected shall be elected by the vote of the majority of the votes cast with respect to the nominee at such meeting; *provided, however*, that at any meeting of stockholders at which directors are to be elected and at which a quorum is present, the directors shall be elected by the vote of a plurality of votes cast in the election of directors if (i) the corporation receives a notice that a stockholder has nominated a person for election to the board of directors in compliance with the advance notice requirements for stockholder nominees for directors set forth in Section 2.12, and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth (10th) day preceding the date the corporation first mails its notice of meeting for such meeting to stockholders of record. For purposes of this Section 3.16, a majority of the votes cast means that the number of Shares voted "for" a nominee's election (or similar vote of approval) must exceed the number of Shares voted "against" together with the number of Shares voted as "withhold" for such nominee's election, and abstentions shall not be counted as votes cast.

(b) As a condition to nomination of an incumbent director, each such nominee shall submit an irrevocable offer of resignation to the board of directors, which resignation shall become effective if (i) such nominee is proposed for reelection and is not reelected at a meeting of the stockholders in which majority voting applies and the stockholders vote on the election of directors at such meeting, and (ii) the offer of resignation is accepted by the board of directors by the vote of a majority of the directors (excluding any director who has not been reelected at such meeting) then in office.

ARTICLE 4

BOARD COMMITTEES

Section 4.1. Committees. The board of directors may designate one or more committees of the board of directors (each a "committee"), each committee to consist of one or more directors. The board of directors shall have the power at any time to create additional committees, to change the membership of, to increase or decrease the membership of, to fill all vacancies in and to discharge any such committee, or any member thereof, either with or without cause. The board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolutions of the board of directors, or in these bylaws, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation (including the power and authority to designate other committees), and may authorize the seal of the corporation to be affixed to all papers that may require it; *provided*, *however*, that no such committee shall have the power or authority with respect to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the General Corporation Law of the State of Delaware (the "DGCL") to be submitted to stockholders for approval; or (b) adopting, amending or repealing these bylaws.

Section 4.2. Executive Committee. The board of directors may, if it so chooses, designate one or more of its members to constitute members or alternate members of an executive committee of the board of directors, which committee shall have and may exercise, between meetings of the board, all the powers and authority of the board of directors in the management of the business and affairs of the corporation, subject to the limitations set forth in Section 4.1.

Section 4.3. Committee Meetings; Quorum; Procedure; Notice.

(a) Regular meetings of any committee may be held at such times and places (if any) as shall be fixed by the chairman of the committee or by resolution adopted by a majority of the members thereof, or in such other manner as provided by the board of directors in the committee's charter, unless the board of directors otherwise provides.

(b) Special meetings of any committee shall be called by the chairman of the committee or in such other manner as provided by the board of directors in the committee's charter or by resolution adopted by the majority of the members of the committee. Any special meeting of any committee shall be a legal meeting without any notice thereof having been given, if all the members thereof shall be present in person or by any of the means designated in Section 3.9 as constituting presence in person at the meeting.

(c) Fifty percent (50%) or more of any committee shall constitute a quorum for the transaction of business at any meeting, and the vote of a majority of the members thereof present

at any meeting at which a quorum is present shall be the act of such committee, except as otherwise provided in Section 4.1. Any committee may adopt such rules and regulations not inconsistent with the certificate of incorporation, these bylaws, or applicable law for the conduct of its meetings as the committee may deem proper. All committees shall keep written minutes of their proceedings, copies of which are to be filed with the secretary, and shall report on such proceedings to the board of directors.

(d) Unless otherwise provided by these bylaws or any such rules or resolutions, notice of the time and place (if any) of any meeting of a committee shall be given to each member of such committee as provided in Section 3.10 with respect to notices of meetings of the board of directors.

ARTICLE 5

OFFICERS

Section 5.1. Election, Qualification. Officers shall be elected or appointed by, and serve at the pleasure of, the board of directors. Such officers shall have the authority and duties delegated to each of them, respectively, by these bylaws or the board of directors from time to time. The officers of the corporation may be a chief executive officer, a chief financial officer, one or more vice presidents, and a secretary. The board of directors may also designate as officers a president, one or more assistant secretaries, a treasurer, one or more assistant treasurers, and such other officers and agents as it deems necessary or advisable. Any number of offices may be held by the same person, unless otherwise provided by the certificate of incorporation, these bylaws, or applicable law. The election or appointment of an officer shall not of itself create contract rights.

Section 5.2. Salary. Subject to applicable law and except as provided in Section 5.14, salaries of all officers shall be fixed by the board of directors.

Section 5.3. Term, Removal. Officers shall hold office until their successors are chosen and qualify or until their earlier resignation or removal. Any officer elected or appointed by the board of directors may be removed at any time, with or without cause, by the affirmative vote of a majority of the board of directors as provided in Section 3.7. The removal of an officer without cause shall be without prejudice to his contract rights, if any.

Section 5.4. Resignation. Subject at all times to the right of removal as provided in Section 5.3, any officer may resign at any time by giving notice in writing or by electronic communication to the board of directors, the chief executive officer, the president or the secretary. If such notice is given by electronic transmission, such electronic transmission must either set forth (or be submitted with) information from which it can be determined by the board of directors that the electronic transmission was authorized by the officer. Any such resignation shall take effect at the date of receipt of such notice or at any later date specified therein; *provided*, *however*, that (a) the chief executive officer or the president or, in the event of the resignation or vacancy of both the chief executive officer and the president, the board of directors, may designate an effective date for such resignation that is earlier than the date specified in such notice but that is not earlier than the date of receipt of such notice; and (b) unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5.5. Vacancies. A vacancy in any office because of death, resignation, removal or any other cause may be filled for the unexpired portion of the term in the manner prescribed in these bylaws for election or appointment to such office.

Section 5.6. Chief Executive Officer. The chief executive officer shall have, subject to the supervision, direction and control of the board of directors, the general powers and duties of supervision, direction, and management of the business and affairs of the corporation, including, without limitation, all powers necessary to direct and control the organizational and reporting relationships within the corporation. The chief executive officer shall ensure that all orders and resolutions of the board of directors are carried into effect. In addition, the chief executive officer shall have such other powers and perform such other duties as may be delegated to him by the board of directors or as are set forth in the certificate of incorporation or these bylaws. If the board of directors has not elected or appointed a president or the office of the president is otherwise vacant, and no officer otherwise functions with the powers and duties of the president, then, unless otherwise determined by the board of directors, the chief executive officer shall also have all the powers and duties of, and subject to all the restrictions upon, the president.

Section 5.7. The President. The president (if there is such an officer and the board of directors so directs) shall serve as chief operating officer and have the powers and duties customarily and usually associated with the office of chief operating officer unless the board of directors provides for another officer to serve as chief operating officer (or to have the powers and duties of chief operating officer). The president shall have such other powers and perform such other duties as may be delegated to him from time to time by the board of directors or the chief executive officer. If the board of directors has not elected or appointed a chief executive officer or the office of chief executive officer is otherwise vacant, then, unless otherwise determined by the board of directors, the president shall also have all the powers and duties of, and be subject to all the restrictions upon, the chief executive officer.

Section 5.8. Vice Presidents. In the absence or vacancy of the chief executive officer and the president or, in the event of their inability or refusal to act, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated by the board of directors, or in the absence of any designation, then in the chronological order of their election as vice president) shall perform the duties of the chief executive officer and the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the chief executive officer and the president. The vice presidents shall perform such other duties and have such other powers as the board of directors, the chief executive officer, or the president may from time to time prescribe.

Section 5.9. The Chief Financial Officer. The chief financial officer shall be responsible for the financial affairs of the corporation, including (if a treasurer has been appointed) overseeing the duties performed by the treasurer. In addition, the chief financial officer shall have such powers and duties customarily and usually associated with the office of the chief financial officer of a corporation similar to the corporation and shall have such other powers and perform such other duties as may be delegated to him or her from time to time by the board of directors or the chief executive officer.

Section 5.10. Secretary. The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of such meetings in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors, chief executive officer, or president, under whose supervision he shall serve.

Section 5.11. Assistant Secretary. The assistant secretary (if there is such an officer), or if there be more than one, the assistant secretaries in the order determined by the board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

Section 5.12. Treasurer. The treasurer (if there is such an officer and the board of directors so directs) shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors. He shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the chief executive officer, the president (if there is such an officer) and the board of directors, at its regular meetings or otherwise as the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation. If required by the board of directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation. Subject to the control of the board of directors, he shall have such other powers and duties as the board of directors, the chief executive officer, or the president may from time to time prescribe.

Section 5.13. Assistant Treasurer. The assistant treasurer (if there is such an officer), or if there shall be more than one, the assistant treasurers in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

Section 5.14. Regional, Divisional or Departmental Vice Presidents. The board of directors may delegate to the chief executive officer or president the power to appoint one or more employees of the corporation as regional, divisional, or departmental vice presidents, including the power to fix the duties and establish the specific titles of such appointees, to remove such appointees, and to fix the salaries of such appointees; *provided*, *however*, that such appointees shall serve at levels of seniority lesser than that of individuals serving (a) as senior vice presidents, (b) as executive vice presidents, (c) as general counsel, or (d) in equivalent or higher positions than those set out in clauses (a) through (c) of this Section 5.14.

ARTICLE 6

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

Section 6.1. Indemnification and Advancement. The rights of directors, officers, and other persons to indemnification and advancement of expenses shall be as provided in the certificate of incorporation or any separate indemnification agreement between the corporation and any such director, officer, or other person.

Section 6.2. Determination of Entitlement to Indemnification. Any indemnification required or permitted pursuant to the certificate of incorporation (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met all applicable standards of conduct set forth in the certificate of incorporation and Section 145 of the DGCL or in any separate indemnification agreement between the corporation and any such director, officer, or other person. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (a) by a majority vote of the directors who are not parties to such Proceeding (as defined in the certificate of incorporation) even though less than a quorum; (b) by a committee of such directors designated by majority vote of such directors, even though less than a quorum; (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (d) by the stockholders. Such determination shall be made, with respect to any person who is not a director or officer at the time of such determination, in the manner determined by the board of directors (including in such manner as may be set forth in any general or specific action of the board of directors applicable to indemnification claims by such person) or in the manner set forth in any agreement to which such person and the corporation are parties.

ARTICLE 7

CERTIFICATES OF STOCK

Section 7.1. Certificates. All Shares shall be represented by certificates, unless (a) the certificate of incorporation otherwise provides, (b) unless the board of directors provides by resolution or resolutions that some or all of the Shares of any class or classes, or series thereof, shall be uncertificated; *provided* that any such resolution shall not apply to Shares represented by a certificate until such certificate is surrendered to the corporation, or (c) the Shares are evidenced by registration in the holder's name in uncertificated, book-entry form on the books of the corporation in accordance with a direct registration system approved by the Securities and Exchange Commission and by any securities exchange on which the Shares may from time to time be traded. Every holder of Shares represented by certificates shall be entitled to a certificate representing such Shares. Certificates for Shares shall be issued under the seal of the corporation, or a facsimile thereof, and shall be numbered and shall be entered in the books of the corporation as they are issued. Each certificate shall bear a serial number, shall exhibit the holder's name and the number of Shares evidenced thereby, and shall be signed by the chairman or vice chairman of the board of directors, if any, or the chief executive officer, or the president or any vice president,

and by the secretary or an assistant secretary or the treasurer or an assistant treasurer, or by such other officers as the board of directors may designate, and shall not be valid unless so signed.

Section 7.2. Facsimile Signatures. Any or all of the signatures on any certificate of stock may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 7.3. Lost Certificates. The board of directors or any officer may direct a new certificate or certificates to be issued in place of any certificate theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the board of directors or such officer may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated shares.

Section 7.4. Transfers of Stock. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for Shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. In the case of uncertificated Shares, transfers of Shares shall be made on the books of the corporation upon receipt of proper transfer instructions from the registered holder of the Shares or person authorized constituted in writing, and upon payment of all necessary transfer taxes and compliance with appropriate procedures for transferring Shares in uncertified form; *provided*, *however*, that such surrender and endorsement, compliance or payment of taxes shall not be required in any case in which the officers shall determine to waive such requirement.

Section 7.5. Fixing Record Date.

(a) In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the board of directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the board of directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for determining stockholders entitled to vote. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the Close of Business on the day next preceding the day on which notice is given, or, if notice is waived, at the Close of Business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the board of directors may fix a new

record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 7.5(a) at the adjourned meeting.

(b) The record date for determining the stockholders entitled to consent to corporate action in writing without a meeting shall be fixed in the manner provided in Section 2.11(b).

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of Shares, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the Close of Business on the day on which the board of directors adopts the resolution relating thereto.

Section 7.6. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of Shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of Shares, and shall not be bound to recognize any equitable or other claim to or interest in such Shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the DGCL.

Section 7.7. Regulations. The board of directors shall have power and authority to make such other rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates for shares of stock of the corporation.

ARTICLE 8

AFFILIATED TRANSACTIONS

Section 8.1. Validity. Except as otherwise provided for in the certificate of incorporation, if Section 8.2 is satisfied, no contract or transaction between the corporation and any of its directors, officers or security holders, or any corporation, partnership, association or other organization in which any of such directors, officers or security holders are directly or indirectly financially interested, shall be void or voidable solely because of this relationship, or solely because of the presence of the director, officer or security holder at the meeting authorizing the contract or transaction, or solely because of his or their participation in the authorization of such contract or transaction or vote at the meeting therefor, whether or not such participation or vote was necessary for the authorization of such contract or transaction.

Section 8.2. Disclosure, Approval; Fairness. Section 8.1 shall apply only if:

(a) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known:

(i) to the board of directors (or committee thereof) and it nevertheless in good faith authorizes or ratifies the contract or transaction by a majority of the directors present, each such interested director to be counted in determining whether a quorum is present but not in calculating the number necessary to carry the vote; or

(ii) to the stockholders and they nevertheless authorize or ratify the contract or transaction by a majority of the Shares present at a meeting considering such contract or transaction, each such interested person who is a stockholder to be counted in determining whether a quorum is present but not in calculating the number necessary to carry the vote; or

(b) the contract or transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors (or committee thereof) or the stockholders.

Section 8.3. Nonexclusive. This provision shall not be construed to invalidate a contract or transaction that would be valid in the absence of this provision.

ARTICLE 9

GENERAL PROVISIONS

Section 9.1. Dividends. Subject to the provisions of the certificate of incorporation, if any, dividends upon Shares may be declared by the board of directors at any regular or special meeting, pursuant to applicable law. Dividends may be paid in cash, in property, or in Shares, subject to the provisions of the certificate of incorporation, in each case only out of funds available for the payment of dividends as provided by law. Subject to the provisions of the certificate of incorporation, any dividends declared upon Shares shall be payable on such date or dates as the board of directors shall determine. If the date fixed for the payment of any dividend shall in any year fall upon a legal holiday, then the dividend payable on such date shall be paid on the next day not a legal holiday.

Section 9.2. Reserves. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the board of directors from time to time, in its absolute discretion, thinks proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the board of directors shall think conducive to the interest of the corporation, and the board of directors may modify or abolish any such reserve in the manner in which it was created.

Section 9.3. Checks. All checks, drafts, bills of exchange, acceptances, notes or other obligations or orders the payment of money shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

Section 9.4. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

Section 9.5. Seal. The corporate seal shall have inscribed thereon the name of the corporation and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed, affixed, reproduced or otherwise.

Section 9.6. Electronic Transmission. For purposes of these bylaws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, and that meets the standards set forth in Section 2.2(b).

Section 9.7. Section References. Unless otherwise indicated, all references in these bylaws to a Section or Sections are to the section or sections of these bylaws.

Section 9.8. Reliance upon Books, Reports and Records. Each director, each member of any committee designated by the board of directors, and each officer of the corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of its officers or employees, or committees of the board of directors so designated, or by any other person as to matters which such director, committee member or officer reasonably believes are within such other person's professional or expert competence who has been selected with reasonable care by or on behalf of the corporation.

Section 9.9. Gender. Throughout these bylaws, unless the context clearly requires a different interpretation, all references to "he" or "him" or "his" shall be read to mean "he or she," "him or her," or "his or hers," respectively.

Section 9.10. Waiver of Notice. Whenever any notice is required to be given to any stockholder or director under the provisions of the DGCL or these bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the board of directors or any committee thereof need be specified in any waiver of notice of such meeting.

ARTICLE 10

AMENDMENTS

Section 10.1. Amendments. These bylaws may be altered, amended or repealed, or new bylaws may be adopted, by the affirmative vote of a majority of directors then in office, voting in favor thereof, at any meeting of the board of directors, unless otherwise provided by the certificate of incorporation, these bylaws, or applicable law. The stockholders shall have the power to adopt, amend, or repeal any provisions of the bylaws by the vote specified in Section 2.9.

ARTICLE 11

EMERGENCY BYLAWS

Section 11.1. During periods of emergency resulting from an attack on the United States of America or on a locality in which the corporation conducts its business or customarily holds meetings of its board of directors or its stockholders, or during any nuclear or atomic disaster, or during the existence of any catastrophe, including, but not limited to, an epidemic or pandemic, and a declaration of national emergency by the United States government or other similar emergency condition, the provisions of this Article 11 shall apply notwithstanding any different provisions elsewhere contained in these bylaws.

Section 11.2. Whenever, during such emergency irrespective of whether a quorum of the board of directors or a standing or special committee thereof can readily be convened for action, a meeting of such board of directors or committee thereof may be called by any officer of the corporation or director by a notice of the time and place given only to such of the directors as it may be feasible to reach at the time and by such means as may be feasible at the time, including publications or radio. Three directors in attendance at the meeting shall constitute a quorum; provided, however, that the officers of the corporation or other persons present who have been designated on a list approved by the board of directors before the emergency, all in such order of priority and subject to such conditions and for such period of time as may be provided in the resolution approving such list, or in the absence of such a resolution, the officers of the corporation who are present, in order of rank, and within the same rank in order of seniority, shall to the extent required to provide a quorum be deemed directors for such meeting.

Section 11.3. The board of directors, both before or during any such emergency, may provide and modify lines of succession in the event that during such emergency any or all officers or agents of the corporation shall for any reason be rendered incapable of discharging their duties.

Section 11.4. The board of directors, both before or during any such emergency, may, effective as of the emergency, change the principal executive office or designate several alternative principal executive offices or regional offices or authorize the officers of the corporation to do so.

Section 11.5. No director or officer or employee of the corporation acting in accordance with this Article 11 shall be liable for any act or failure to act, except for willful misconduct.

Section 11.6. To the extent not inconsistent with this Article 11, all other Articles of these bylaws shall remain in effect during any emergency described in this Article 11 and, upon termination of the emergency (to be determined by the board of directors in its sole discretion), the provisions of this Article 11 shall cease to be operative.

ARTICLE 12

SEVERABILITY

Section 12.1. Severability. If any provision or provisions in these bylaws shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and

enforceability of such provision or provisions in any other circumstance, and of the remaining provisions in these bylaws, and the application of such provision or provisions to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Amended and Restated as of

September 18, 2020

/s/ James S. Matthews

James S. Matthews, Secretary

Exhibit 10.1

CREDIT AGREEMENT

DATED AS OF SEPTEMBER 18, 2020

AMONG

DENBURY INC.,
AS THE BORROWER

THE SEVERAL LENDERS
FROM TIME TO TIME PARTIES HERETO,

AND

JPMORGAN CHASE BANK, N.A.,
AS ADMINISTRATIVE AGENT, SWINGLNE LENDER AND THE LETTER OF CREDIT ISSUER

_____

BANK OF AMERICA, N.A.
AND
WELLS FARGO BANK, NATIONAL ASSOCIATION
AS CO-SYNDICATION AGENTS

AND

CANADIAN IMPERIAL BANK OF COMMERCE, NEW YORK BRANCH,
COMERICA BANK,
CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH,
ROYAL BANK OF CANADA,
AND
ABN AMRO CAPITAL USA LLC
AS CO-DOCUMENTATION AGENTS

AND

JPMORGAN CHASE BANK, N.A.,
BOFA SECURITIES, INC.,
WELLS FARGO SECURITIES, LLC,
AND
CAPITAL ONE, NATIONAL ASSOCIATION
AS JOINT LEAD ARRANGERS AND JOINT BOOKRUNNERS

TABLE OF CONTENTS

SCHEDULES

EXHIBITS

CREDIT AGREEMENT dated as of September 18, 2020, among **DENBURY INC.**, a Delaware corporation (formerly known as Denbury Resources Inc.) (the "**Borrower**"), the banks, financial institutions and other lending institutions from time to time parties as lenders hereto (each a "**Lender**" and, collectively, the "**Lenders**"), **JPMORGAN CHASE BANK, N.A.**, as Administrative Agent, Swingline Lender and the Letter of Credit Issuer, and each other Letter of Credit Issuer from time to time party hereto (capitalized terms used but not defined in this introductory paragraph or in the recitals below have the meaning provided in Section 1.1).

WHEREAS, on July 30, 2020 (the "**Petition Date**"), each of the Credit Parties (as defined below) commenced a voluntary case (each a "**Chapter 11 Case**", and collectively, the "**Chapter 11 Cases**") under Chapter 11 of Title 11 of the United States Code, and the Chapter 11 Cases were jointly administered in the Bankruptcy Court (as defined below);

WHEREAS, prior to the Petition Date, financing was provided to the Borrower pursuant to that certain Amended and Restated Credit Agreement dated as of December 9, 2014 (as amended, restated, amended and restated, supplemented or otherwise modified prior to the Petition Date, the "**Pre-Petition Credit Agreement**"), among the Borrower, the lenders from time to time party thereto (the "**Pre-Petition Lenders**"), JPMorgan Chase Bank, N.A., as "Administrative Agent" for the Pre-Petition Lenders pursuant to which the Pre-Petition Lenders extended "Loans" (as defined in the Pre-Petition Credit Agreement), issued "Letters of Credit" (as defined in the Pre-Petition Credit Agreement) and made certain other extensions of credit to the Borrower;

WHEREAS, prior to the Closing Date (as defined below), financing was provided to the Borrower pursuant to that certain Senior Secured Super Priority Debtor-in-Possession Credit Agreement dated as of August 4, 2020 (as amended, restated, amended and restated, supplemented or otherwise modified prior to the Closing Date, the "**DIP Credit Agreement**"), by and among the Borrower, the lenders from time to time party thereto (the "**DIP Lenders**", and together with the Pre-Petition Lenders, the "**Existing Lenders**"), JPMorgan Chase Bank, N.A., in its capacity as "Letter of Credit Issuer", and JPMorgan Chase Bank, N.A., as "Administrative Agent" for the DIP Lenders, pursuant to which the DIP Lenders extended "Loans" (as defined in the DIP Credit Agreement), issued "Letters of Credit" (as defined in the DIP Credit Agreement) and made certain other extensions of credit to the Borrower;

WHEREAS, in connection with the Chapter 11 Cases, the Credit Parties have filed the Joint Chapter 11 Plan of Reorganization of Denbury Resources Inc. (now known as Denbury Inc.) and its Debtors Affiliates (together with all annexes, exhibits, schedules and supplements thereto, in each case, as amended, restated, supplemented or otherwise modified from time to time prior to the date hereof, the "**Prepackaged Plan**"), which was filed with the Bankruptcy Court on September 2, 2020 and which was confirmed pursuant to an order entered by the Bankruptcy Court on September 2, 2020 (the "**Confirmation Order**"), which Confirmation Order, inter alia, authorized and approved the restructuring and refinancing of the Pre-Petition Credit Agreement and the DIP Credit Agreement and the Borrower's entry into and performance under this Agreement; and

WHEREAS, the Lenders, the Swingline Lender and the Letter of Credit Issuer are willing to make available: (i) to the Borrower, such revolving credit and swingline facilities and (ii) to the Borrower and the other Credit Parties, such letter of credit facilities, in each case, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, the parties hereto hereby agree as follows:

SECTION 1.   Definitions

1.1   Defined Terms.

(a)   As used herein, the following terms shall have the meanings specified in this Section 1.1 unless the context otherwise requires:

"**ABR**" when used in reference to any Loan or Borrowing refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

"**Account Control Agreement**" shall mean any control agreement which grants the Administrative Agent "control" as defined in the UCC in effect in the applicable jurisdiction over the applicable Deposit Account, Securities Account or Commodity Account and executed by the institutions maintaining a Deposit Account, Securities Account or Commodity Account (as applicable) in the name of the applicable Credit Parties, in each case, as required by Section 9.18, in form and substance reasonably acceptable to the Administrative Agent.

"**Additional Lender**" shall have the meaning provided in Section 2.16(a).

"**Adjusted LIBO Rate**" shall mean, with respect to any LIBOR Loans for any Interest Period, an interest rate *per annum* (rounded upwards, if necessary, to the next 1/100 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate; *provided* that if the Adjusted LIBO Rate as determined pursuant to the foregoing would be less than 1.00%, such rate shall be deemed to be 1.00% for purposes of this Agreement.

"**Adjusted Total Commitment**" shall mean, at any time, the Total Commitment less the aggregate amount of Commitments of all Defaulting Lenders.

"**Administrative Agent**" shall mean JPMorgan Chase Bank, N.A., as the administrative agent for the Lenders under this Agreement and the other Credit Documents, or any successor administrative agent appointed in accordance with the provisions of Section 12.9.

"**Administrative Agent's Office**" shall mean the Administrative Agent's address and, as appropriate, account as set forth on Schedule 13.2, or such other address or account as the Administrative Agent may from time to time notify in writing to the Borrower and the Lenders.

"**Administrative Questionnaire**" shall mean, for each Lender, an administrative questionnaire in a form approved by the Administrative Agent.

"**Affected Financial Institution**" shall mean (a) any EEA Financial Institution or (b) any UK Financial Institution.

"**Affiliate**" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise. "Controlling" ("controlling") and "controlled" shall have meanings correlative thereto.

"**Agreement**" shall mean this Credit Agreement, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

"**Alternate Base Rate**" shall mean, for any day, a rate *per annum* equal to the greatest of (a) the Prime Rate in effect on such day, (b) the NYFRB Rate in effect on such day plus ½ of 1% and (c) the Adjusted LIBO Rate for a one month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%; *provided*, that for the purpose of this definition, the Adjusted LIBO Rate for any day shall be based on the LIBO Screen Rate (or if the LIBO Screen Rate is not available for such one month Interest Period, the Interpolated Rate) at approximately 11:00 a.m. London time on such day. Any change in the Alternate Base Rate due to a change in the Prime Rate, the NYFRB Rate or the Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the NYFRB Rate or the Adjusted LIBO Rate, respectively. If the Alternate Base Rate is being used as an alternate rate of interest pursuant to Section 2.18 hereof, then the Alternate Base Rate shall be the greater of clauses (a) and (b) above and shall be determined without reference to clause (c) above.

"**Annualized Consolidated EBITDAX**" shall mean, for the purposes of calculating Consolidated Total Leverage Ratio as set forth in Section 10.11(a) for each of the Test Periods ending on or prior to June 30, 2021, (a) Consolidated EBITDAX for such Test Period multiplied by (b) the factor for such Test Period set forth in the table below:

Rolling Period Ending	Factor
December 31, 2020	4
March 31, 2021	2
June 30, 2021	4/3

"**APMTG Claim**" shall mean (a) the matter APMTG Helium LLC vs. Denbury Onshore, LLC and Denbury Resources Inc. (now known as Denbury Inc.) filed in the Ninth Judicial District in Sublette County, Wyoming as Case # 8272, in which the trial court entered a final judgment on March 11, 2019 awarding liquidating damages and interest thereon to APMTG Helium LLC for the period beginning on the August 1, 2013 commencement date in the contact at issue until the close of evidence on November 29, 2017 (with the exception of 35-day period in 2014) and (b) the matter Denbury Onshore, LLC and Denbury Resources Inc. (now known as Denbury Inc.), as Appellants, v. APMTG Helium LLC, as Appellate in Supreme Court, State of Wyoming as Case S-19 0172, pursuant to which Appellants are appealing the final judgment of the trial court.

"**Applicable Margin**" shall mean, for any day, with respect to any ABR Loan or LIBOR Loan or Commitment Fee, as the case may be, the rate per annum set forth in the grid below based upon the Borrowing Base Utilization Percentage in effect on such day:

Borrowing Base Utilization Grid					
Borrowing Base Utilization Percentage	*X ≤ 25%*	*> 25% X ≤50%*	*> 50% X ≤75%*	*> 75% X ≤90%*	*X > 90%*
LIBOR Loans	3.000%	3.250%	3.500%	3.750%	4.000%
ABR Loans	2.000%	2.250%	2.500%	2.750%	3.000%
Commitment Fee Rate	0.500%	0.500%	0.500%	0.500%	0.500%

Each change in the Commitment Fee Rate or Applicable Margin shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change.

"**Approved Counterparty**" means, at any time and from time to time, (a) any Person engaged in the business of writing Hedge Agreements for commodity, interest rate or currency risk that has (or the credit support provider of such Person has), at the time Borrower or any Restricted Subsidiary enters into a Hedge Agreement with such Person, a long term senior unsecured debt credit rating of BBB+ or better from S&P or Baa1 or better from Moody's (or their respective equivalents) or (b) any Hedge Bank.

"**Approved Fund**" shall mean any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"**Approved Petroleum Engineers**" shall mean (a) DeGolyer and MacNaughton, (b) Netherland, Sewell & Associates, Inc., (c) Cawley, Gillespie & Associates, Inc., (d) Ryder Scott Company, L.P., and (e) at the Borrower's option, any other independent petroleum engineers selected by the Borrower and reasonably acceptable to the Administrative Agent.

"**Assignment and Acceptance**" shall mean an assignment and acceptance substantially in the form of Exhibit F or such other form as may be approved by the Administrative Agent.

"**Authorized Officer**" shall mean as to any Person, the President, the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer, the Chief Operating Officer, the Treasurer, the General Counsel, any Senior Vice President, any Executive Vice President, any Vice President and any manager, managing member or general partner, in each case, of such Person, and any other senior officer designated as such in writing to the Administrative Agent by such Person. Any document delivered hereunder that is signed by an Authorized Officer shall be conclusively presumed to have been authorized by all necessary corporate, limited liability company, partnership and/or other action on the part of the Borrower or any other Credit Party and such Authorized Officer shall be conclusively presumed to have acted on behalf of such Person.

"**Auto-Extension Letter of Credit**" shall have the meaning provided in Section 3.2(b).

"**Available Commitment**" shall mean, at any time, (a) the Loan Limit at such time minus (b) the aggregate Total Exposures of all Lenders at such time.

"**Bail-In Action**" shall mean the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

"**Bail-In Legislation**" shall mean, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, rule, regulation or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

"**Bank Price Deck**" shall mean the Administrative Agent's forward curve for each of oil, natural gas and other Hydrocarbons, as applicable, furnished to the Borrower by the Administrative Agent from time to time in accordance with the terms of this Agreement and consistent with the bank price deck used

at such time by the Administrative Agent with respect to similar oil and gas reserve-based credits for similarly situated borrowers.

"**Bankruptcy Code**" shall have the meaning provided in <u>Section 11.5</u>.

"**Bankruptcy Court**" shall mean the United States Bankruptcy Court for the Southern District of Texas, Houston Division, any appellate court having jurisdiction over the Chapter 11 Cases from time to time, or any other court having jurisdiction over the Chapter 11 Cases from time to time.

"**Benchmark Replacement**" shall mean the sum of: (a) the alternate benchmark rate (which may be a SOFR-Based Rate) that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by the Relevant Governmental Body and/or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to the LIBO Rate for U.S. dollar denominated syndicated credit facilities and (b) the Benchmark Replacement Adjustment; *provided* that, if the Benchmark Replacement as so determined would be less than one percent (1.0%), the Benchmark Replacement will be deemed to be one percent (1.0%) for the purposes of this Agreement; *provided further* that any such Benchmark Replacement shall be administratively feasible as determined by the Administrative Agent in its sole discretion.

"**Benchmark Replacement Adjustment**" shall mean, with respect to any replacement of the LIBO Rate with an Unadjusted Benchmark Replacement for each applicable Interest Period, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the LIBO Rate with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body and/or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the LIBO Rate with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated syndicated credit facilities at such time (for the avoidance of doubt, such Benchmark Replacement Adjustment shall not be in the form of a reduction to the Applicable Margin).

"**Benchmark Replacement Conforming Changes**" shall mean with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Alternate Base Rate," the definition of "Interest Period," timing and frequency of determining rates and making payments of interest and other administrative matters) that the Administrative Agent reasonably decides, after consultation with the Borrower, may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of the Benchmark Replacement exists, in such other manner of administration as the Administrative Agent reasonably decides, after consultation with the Borrower, is necessary in connection with the administration of this Agreement).

"**Benchmark Replacement Date**" shall mean the earlier to occur of the following events with respect to the LIBO Rate:

(a)   in the case of clause (a) or (b) of the definition of "Benchmark Transition Event", the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on

which the administrator of the LIBO Screen Rate permanently or indefinitely ceases to provide the LIBO Screen Rate; or

(b)   in the case of clause (c) of the definition of "Benchmark Transition Event", the date of the public statement or publication of information referenced therein.

"**Benchmark Transition Event**" shall mean the occurrence of one or more of the following events with respect to the LIBO Rate:

(a)   a public statement or publication of information by or on behalf of the administrator of the LIBO Screen Rate announcing that such administrator has ceased or will cease to provide the LIBO Screen Rate, permanently or indefinitely, *provided* that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBO Screen Rate;

(b)   a public statement or publication of information by the regulatory supervisor for the administrator of the LIBO Screen Rate, the U.S. Federal Reserve System, an insolvency official with jurisdiction over the administrator for the LIBO Screen Rate, a resolution authority with jurisdiction over the administrator for the LIBO Screen Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the LIBO Screen Rate, in each case which states that the administrator of the LIBO Screen Rate has ceased or will cease to provide the LIBO Screen Rate permanently or indefinitely, *provided* that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBO Screen Rate; and/or

(c)   a public statement or publication of information by the regulatory supervisor for the administrator of the LIBO Screen Rate announcing that the LIBO Screen Rate is no longer representative.

"**Benchmark Transition Start Date**" shall mean (a) in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication) and (b) in the case of an Early Opt-in Election, the date specified by the Administrative Agent or the Required Lenders, as applicable, by notice to the Borrower, the Administrative Agent (in the case of such notice by the Required Lenders) and the Lenders.

"**Benchmark Unavailability Period**" shall mean if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the LIBO Rate and solely to the extent that the LIBO Rate has not been replaced with a Benchmark Replacement, the period (x) beginning at the time that such Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the LIBO Rate for all purposes hereunder in accordance with Section 2.18 and (y) ending at the time that a Benchmark Replacement has replaced the LIBO Rate for all purposes hereunder pursuant to Section 2.18.

"**Beneficial Ownership Certification**" shall mean a certification from Borrower regarding beneficial ownership as required by the Beneficial Ownership Regulation.

"**Beneficial Ownership Regulation**" shall mean 31 C.F.R. § 1010.230.

"**Benefited Lender**" shall have the meaning provided in Section 13.8(a).

"**BHC Act Affiliate**" shall mean, as to any Person, an "affiliate" (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such Person.

"**Board of Directors**" shall mean, as to any Person, the board of directors or other governing body of such Person, or if such Person is owned or managed by a single entity, the board of directors or other governing body of such entity.

"**Bond Issuer**" means Mississippi Business Finance Corporation, a public corporation organized and existing under the laws of the State of Mississippi.

"**Bond Purchaser**" means Administrative Agent, as "Purchaser" of any Permitted Additional Revenue Bonds.

"**Bond Trustee**" means, as applicable, any entity selected by a Credit Party (so long as such entity is not an Affiliate of the Borrower or any of its Subsidiaries) to act in the capacity of "Trustee" under any indenture entered into in connection with any Permitted Additional Bond Debt Transaction.

"**Borrower**" shall have the meaning provided in the introductory paragraph hereto.

"**Borrowing**" shall mean the incurrence of one Type of Loan on a given date (or resulting from conversions on a given date) having, in the case of LIBOR Loans, the same Interest Period (*provided* that ABR Loans incurred pursuant to Section 2.10(b) shall be considered part of any related Borrowing of LIBOR Loans).

"**Borrowing Base**" shall mean, at any time, the amount determined in accordance with Section 2.14, as the same may be adjusted from time to time pursuant to the provisions thereof.

"**Borrowing Base Deficiency**" shall mean an amount by which the Total Exposures of all Lenders exceeds the Borrowing Base then in effect, and will occur if, at any time, the aggregate Total Exposures of all Lenders exceeds the Borrowing Base then in effect.

"**Borrowing Base Properties**" shall mean the Oil and Gas Properties of the Credit Parties constituting Proved Reserves located within the geographic boundaries of the United States of America (or the Outer Continental Shelf adjacent to the United States of America) included in the Initial Reserve Report and thereafter in the Reserve Report most recently delivered pursuant to Section 9.12; *provided*, that if the Borrowing Base then in effect was determined based on a previously-delivered Reserve Report, then "Borrowing Base Properties" shall also include Oil and Gas Properties of the Credit Parties constituting Proved Reserves located within the geographic boundaries of the United States of America (or the Outer Continental Shelf adjacent to the United States of America) which were included in the Reserve Report for which the Borrowing Base then in effect was established.

"**Borrowing Base Utilization Percentage**" shall mean, as of any day, the fraction expressed as a percentage, the numerator of which is the sum of the aggregate Total Exposures of all Lenders on such day, and the denominator of which is the Borrowing Base in effect on such day.

"**Borrowing Base Value**" shall mean, as adjusted pursuant to the last paragraph of Section 2.14(e), (a) with respect to any Disposition of Proved Reserves, the portion of the total then-effective Borrowing Base attributable to such Disposed of Proved Reserves, as determined by the Administrative Agent and approved by the Required Lenders, and (b) with respect to any unwind, termination or creation of any off-setting position of commodity hedge positions (whether evidenced by a floor, put or Hedge Agreement),

the Hedge PV attributed to such unwind, termination or creation of off-setting positions of commodity hedge positions.

"**Business Day**" shall mean any day excluding Saturday, Sunday and any other day on which banking institutions in New York City or Dallas, Texas are authorized or required by law to remain closed; *provided* that, when used in connection with (a) any interest rate settings as to a LIBOR Loan, (b) any fundings, disbursements, settlements and payments in respect of any such LIBOR Loan, or (c) any other dealings pursuant to this Agreement in respect of any such LIBOR Loan, the term "Business Day" shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

"**Capital Expenditures**" shall mean, for any period, the aggregate amount of all expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized under Capital Leases) by the Borrower and the Restricted Subsidiaries during such period that, in conformity with GAAP, are or are required to be included as capital expenditures on a consolidated statement of cash flows of the Borrower and its Restricted Subsidiaries.

"**Capital Leases**" shall mean, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is, or is required to be, capitalized or accounted for as a capital lease or finance lease on the balance sheet of that Person.

"**Capitalized Lease Obligations**" shall mean, as applied to any Person, all obligations under Capital Leases of such Person or any of its Subsidiaries, in each case taken at the amount thereof accounted for as liabilities in accordance with GAAP.

"**Carbon Dioxide Interests**" shall mean all rights, titles, interests and estates now or hereafter acquired in and to carbon dioxide (whether from natural or anthropogenic sources), including, to the extent each of the following may be related thereto, leases, fee interests, overriding royalty and royalty interests, net profit interests and production payment interests, including any reserved or residual interests of whatever nature.

"**Cash Collateralize**" and "**Cash Collateral**" shall have the meanings provided in Section 3.8(c).

"**Cash Management Agreement**" shall mean any agreement entered into from time to time by the Borrower or any of the Borrower's Restricted Subsidiaries in connection with cash management services for collections, other Cash Management Services and for operating, payroll and trust accounts of such Person, including automatic clearing house services, controlled disbursement services, electronic funds transfer services, lockbox services, stop payment services and wire transfer services.

"**Cash Management Bank**" shall mean (a) with respect to any Cash Management Services entered into prior to the Closing Date that is in effect on the Closing Date, any Existing Lender or an Affiliate of an Existing Lender that is a Lender or an Affiliate of a Lender on the Closing Date and (b) with respect to any Cash Management Services entered into on or after the Closing Date, either (i) at the time it provides Cash Management Services or (ii) at any time after it has provided any Cash Management Services, any Person that is a Lender or an Affiliate of a Lender.

"**Cash Management Obligations**" shall mean obligations owed by the Borrower or any Restricted Subsidiary to any Cash Management Bank in connection with, or in respect of, any Cash Management Services.

8

"**Cash Management Services**" shall mean (a) commercial credit cards, merchant card services, purchase or debit cards, including non-card e-payables services, (b) treasury management services (including controlled disbursement, overdraft, automated clearing house fund transfer services, return items and interstate depository network services) and (c) any other demand deposit or operating account relationships or other cash management services.

"**Casualty Event**" shall mean, with respect to any Collateral, (a) any damage to, destruction of, or other casualty or loss involving, any property or asset or (b) any seizure, condemnation, confiscation or taking under the power of eminent domain of, or any requisition of title or use of, or relating to, or any similar event in respect of, any property or asset.

"**Change in Law**" shall mean the occurrence after the date of this Agreement (or, with respect to any Lender, such later date on which such Lender becomes a party to this Agreement) of (a) the adoption of or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the interpretation, implementation or application thereof by any Governmental Authority or (c) compliance by any Lender or the Letter of Credit Issuer (or, for purposes of clauses (a)(ii) or (c) of Section 2.10, by any lending office of such Lender or by such Lender's or the Letter of Credit Issuer's holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement (or, with respect to any Lender, such later date on which such Lender becomes party to this Agreement); *provided* that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall be deemed to be a "Change in Law", regardless of the date enacted, adopted or issued.

"**Change of Control**" shall mean and be deemed to have occurred if:

(a)   any Person, entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act, but excluding any employee benefit plan of such Person, entity or "group" and their respective Subsidiaries and any Person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), other than Permitted Investors, shall at any time have acquired direct or indirect beneficial ownership (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act) of voting power of the outstanding Voting Stock of the Borrower having more than 50% of the ordinary voting power for the election of directors of the Borrower; or

(b)   the failure of the Borrower to own, directly or indirectly, one hundred percent (100%) of the issued and outstanding Stock of each Guarantor (except to the extent 100% of the Stock of a Guarantor is Disposed of pursuant to a transaction permitted by Section 10.3 and Section 10.4); or

(c)   the occurrence of any "Change of Control," "Change in Control" or substantially similar event under and as defined in the Permitted Additional Debt Documents or the Permitted Additional Revenue Bond Documents (in each case, to the extent Indebtedness thereunder is outstanding at such time in a principal amount in excess of $50,000,000), but only to the extent the occurrence of any such event gives rise to an obligation of any Credit Party to redeem, repay or repurchase, or otherwise offer to redeem, repay or repurchase, all or any portion of the Permitted Additional Debt or the Permitted Additional Revenue Bonds.

"**Chapter 11 Case**" or "**Chapter 11 Cases**" shall have the meaning provided in the recitals hereto.

"**Claims**" shall have the meaning provided in the definition of the "Environmental Claims".

"**Closing Date**" shall mean September 18, 2020.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"**Co-Documentation Agents**" shall mean Canadian Imperial Bank of Commerce, New York Branch, Comerica Bank, Credit Suisse AG, Cayman Islands Branch, Royal Bank of Canada and ABN AMRO Capital USA LLC, as co-documentation agents for the Lenders under this Agreement and the other Credit Documents.

"**Collateral**" shall have the meaning provided for such term in each of the Security Documents; *provided* that with respect to any Mortgages, "Collateral", as defined herein, shall include "Mortgaged Property" or "Mortgaged Properties" as defined therein. Notwithstanding the foregoing, the "Collateral" shall in no event include any Excluded Assets.

"**Collateral Coverage Minimum**" shall mean, at any time, an amount of Mortgaged Properties having a PV-9 value equal to 90% of the PV-9 of all Borrowing Base Properties at such time.

"**Commitment**" shall mean, (a) with respect to each Lender listed on Schedule 1.1(a), the amount set forth opposite such Lender's name on Schedule 1.1(a) as such Lender's "Commitment" (as amended by any Incremental Agreement) and (b) in the case of any Lender that becomes a Lender after the Closing Date, (i) the amount specified as such Lender's "Commitment" in the Assignment and Acceptance pursuant to which such Lender assumed a portion of the Total Commitment or (ii) the amount specified in Schedule 1.1(a) as amended by any Incremental Agreement; in each case, as the same may be changed from time to time pursuant to terms of this Agreement.

"**Commitment Fee**" shall have the meaning provided in Section 4.1(a).

"**Commitment Fee Rate**" shall mean, for any day, with respect to the Available Commitment (assuming for this purpose that there is no reference to "Swingline Exposure" in the definition of "Total Exposure") on any day, the applicable rate per annum set forth next to the row heading "Commitment Fee Rate" in the definition of "Applicable Margin" and based upon the Borrowing Base Utilization Percentage in effect on such day.

"**Commitment Percentage**" shall mean, at any time, for each Lender, the percentage obtained by dividing (a) such Lender's Commitment at such time by (b) the amount of the Total Commitment at such time; *provided* that at any time when the Total Commitment shall have been terminated, each Lender's Commitment Percentage shall be the percentage obtained by dividing (i) such Lender's Total Exposure at such time by (ii) the aggregate Total Exposures of all Lenders at such time.

"**Commodity Account**" shall have the meaning set forth in Article 9 of the UCC.

"**Commodity Exchange Act**" means the Commodity Exchange Act (7 U.S.C. § 1 *et seq*.), as amended from time to time, and any successor statute, and any regulations promulgated thereunder.

"**Compounded SOFR**" shall mean the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate (which may include compounding in arrears with a lookback and/ or suspension period as a mechanism to determine the interest amount payable prior to the end of each Interest Period) being established by the Administrative Agent in accordance with:

(a)   the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; *provided* that:

(b)   if, and to the extent that, the Administrative Agent determines that Compounded SOFR cannot be determined in accordance with <u>clause (a)</u> above, then the rate, or methodology for this rate, and conventions for this rate that the Administrative Agent determines in its reasonable discretion are substantially consistent with any evolving or then-prevailing market convention for determining Compounded SOFR for U.S. dollar-denominated syndicated credit facilities at such time;

provided, *further*, that if the Administrative Agent decides that any such rate, methodology or convention determined in accordance with <u>clause (a)</u> or <u>clause (b)</u> is not administratively feasible for the Administrative Agent, then Compounded SOFR will be deemed unable to be determined for purposes of the definition of "Benchmark Replacement."

"**Confidential Information**" shall have the meaning provided in <u>Section 13.16</u>.

"**Confirmation Order**" shall have the meaning provided in the recitals hereto.

"**Consolidated Cash Balance**" shall mean, at any time of determination, the aggregate amount of all (a) cash, (b) cash equivalents and (c) any other marketable securities, treasury bonds and bills, certificates of deposit, investments in money market funds and commercial paper, in each case, held or owned by (either directly or indirectly) the Borrower and any of its Restricted Subsidiaries as of such time.

"**Consolidated Current Assets**" means, as of any date of determination, the current assets of the Borrower and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP, <u>plus</u>, (a) to the extent not already included therein, all Available Commitments as of such date or, if greater, the amount by which the Borrowing Base exceeds the Total Exposures as of such date, and (b) unless an Event of Default has occurred and is continuing, the aggregate amount of the Borrower's cash on deposit with the Administrative Agent as of such date pursuant to <u>Section 2.15(c)</u> as a result of the existence of any Defaulting Lender; *provided* that for purposes of this definition, current assets shall exclude non-cash assets required to be included in consolidated current assets of the Borrower and its Restricted Subsidiaries as a result of the application of FASB Accounting Standards Codifications 815 or 410.

"**Consolidated Current Liabilities**" means, as of any date of determination, the current liabilities of the Borrower and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP, but excluding (a) to the extent included therein, the current portion of long-term Indebtedness (including the current portions of all Indebtedness outstanding under this Agreement) and (b) non-cash liabilities required to be included in consolidated current liabilities of the Borrower and its Restricted Subsidiaries as a result of the application of FASB Accounting Standards Codifications 815 or 410, but shall expressly include any unpaid liabilities for cash charges or payments that have been incurred as a result of the termination of any Hedge Agreement.

"**Consolidated EBITDAX**" means, for any period, for the Borrower and its Restricted Subsidiaries on a consolidated basis, an amount equal to Consolidated Net Income for such period plus (a) the following, without duplication and to the extent deducted in calculating such Consolidated Net Income: (i) Consolidated Interest Expenses for such period, (ii) the provision for federal, state, and local income and franchise Taxes payable by the Borrower and its Restricted Subsidiaries for such period, (iii) depletion, depreciation, amortization and exploration and abandonment expenses for such period, (iv) all other non-cash items reducing such Consolidated Net Income for such period (*provided*, that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the Borrower may elect to add back such non-cash charge in the current period so long as the cash payment in respect thereof in

such future period shall be subtracted from Consolidated EBITDAX during the period in which such cash payment is made), (v) any net loss from disposed, abandoned or discontinued operations (including asset retirement costs), (vi) all other extraordinary or non-recurring losses and charges for such period, (vii) transaction costs, expenses and charges with respect to the acquisition or disposition of Oil and Gas Properties; *provided* that the aggregate amount of all transaction costs, expenses and charges under this clause (vii) that are added back to Consolidated EBITDAX in any Test Period shall not exceed five percent (5%) of Consolidated EBITDAX for such Test Period (as calculated before giving effect to such add-back), (viii) losses from Dispositions of assets (other than Hydrocarbons produced in the ordinary course of business), and (ix) (A) costs, expenses, accruals, reserves and charges with respect to senior management changes and office closure, consolidation and relocation, including but not limited to, severance payments, recruiting, signing and retention costs and redundancy costs, and (B) any fees, expenses and other transaction costs (whether or not such transactions were consummated) which are incurred through June 30, 2021 in connection with fresh start accounting, the Chapter 11 Cases, the Transactions, the Prepackaged Plan, the transactions contemplated thereby and any other reorganization items and restructuring costs; *provided* that the aggregate amount added back to Consolidated EBITDAX pursuant to this clause (ix) shall not exceed $20,000,000 in the aggregate, and minus (b) the following, without duplication and to the extent included in calculating such Consolidated Net Income: (i) all gains from Dispositions of assets (other than Hydrocarbons produced in the ordinary course of business), (ii) federal, state and local income tax credits of the Borrower and its Restricted Subsidiaries for such period, (iii) all other non-cash items increasing Consolidated Net Income for such period (excluding any non-cash items that represent the reversal of an accrual or reserve for any anticipated cash charges in any prior period if not added back above) and (iv) extraordinary or non-recurring gains for such period; *provided* that, solely with respect to the determination of the Borrower's compliance with the covenants set forth in Section 10.11(a) and Section 10.11(b) for any period, the Borrower shall be required to and will adjust Consolidated EBITDAX to give effect, on a pro forma basis, to any acquisition or Disposition made during such period to the extent that the same constitutes a Qualified Acquisition or Qualified Disposition (as the case may be), as if such acquisition or Disposition had occurred on the first day of such period; *provided further* that the calculations of such pro forma adjustments are acceptable to the Administrative Agent in its reasonable discretion.

"**Consolidated Interest Expenses**" shall mean, for any period, without duplication, for the Borrower and its Restricted Subsidiaries on a consolidated basis, the sum of (a) all interest expense (including capitalized interest) of the Borrower and its Restricted Subsidiaries for such period in connection with borrowed money or letters of credit, obligations evidenced by notes, bonds, debentures or similar instruments (other than surety performance and guaranty bonds) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with GAAP (but excluding amortization of debt discount and issuance cost, any write-off of debt issuance cost and any paid in kind interest added to the principal amount of any related Indebtedness following its issuance), (b) interest expense (imputed or otherwise) attributable to Capitalized Lease Obligations of the Borrower and its Restricted Subsidiaries for such period, (c) surety performance and guaranty bond fees and other expenses of the Borrower and its Restricted Subsidiaries for such period in connection with financing activities, and (d) any cash interest paid in connection with the issuance or incurrence of any new Indebtedness permitted hereunder to the extent that, pursuant to ASC 470-60, such payments are not accounted for as interest expense.

"**Consolidated Net Income**" means, for any period, for the Borrower and its Restricted Subsidiaries on a consolidated basis, the net income of the Borrower and its Restricted Subsidiaries for such period (excluding extraordinary gains and extraordinary losses and the net income of any Person (other than the Borrower or a Restricted Subsidiary) for such period, except to the extent of the amount of dividends and distributions actually received by the Borrower or a Restricted Subsidiary), provided that the calculation of Consolidated Net Income shall exclude any non-cash charges or losses and any non-cash income or gains, in each case, required to be included in net income of the Borrower and its Restricted

Subsidiaries as a result of the application of FASB Accounting Standards Codifications 815 (and any statement replacing, modifying or superseding such statement), but shall expressly include any cash charges or payments that have been incurred as a result of a Hedge Termination.

"**Consolidated Total Assets**" shall mean, as of any date of determination, the amount that would, in conformity with GAAP, be set forth opposite the caption "total assets" (or any like caption) on a consolidated balance sheet of the Borrower and the Restricted Subsidiaries at such date.

"**Consolidated Total Debt**" shall mean, as of any date of determination, without duplication, (a) all Indebtedness of the types described in clauses (a) and (b) (other than intercompany Indebtedness owing to the Borrower or any Restricted Subsidiary), clause (d) (but only to the extent of any unreimbursed drawings under any letter of credit), clause (e) (but only to the extent of any amounts that are assumed by the Borrower and/or a Restricted Subsidiary) and clauses (f) and (i) of the definition thereof (in the case of clause (i) thereof, to the extent relating to guaranty obligations in respect of Indebtedness of others of the type described in clauses (a), (b), (d), (e) and (f) of the definition thereof), in each case actually owing by the Borrower and/or the Restricted Subsidiaries on such date and to the extent appearing on the balance sheet of the Borrower determined on a consolidated basis in accordance with GAAP (provided that the amount of any Capitalized Lease Obligations or any such Indebtedness issued at a discount to its face value shall be determined in accordance with GAAP) minus (b) the aggregate cash and Permitted Investments, in each case, free and clear of all Liens other than Permitted Liens, included in the cash and cash equivalents accounts listed on the consolidated balance sheet of the Borrower and the Restricted Subsidiaries at such date. Notwithstanding anything else herein to the contrary, as of any date of determination, if the carrying amount of any Indebtedness described in clause (a) of this definition of "Consolidated Total Debt" differs from the principal amount of such Indebtedness as a result of the application of ASC 470-60, then the principal amount of such Indebtedness as of such date shall be deemed to be the amount of such Indebtedness as of such date for purposes of the above calculation of Consolidated Total Debt.

"**Consolidated Total Leverage Ratio**" shall mean, (a) with respect to Section 10.11(a), as of the last day of any Test Period, the ratio of (i) Consolidated Total Debt as of such date to (ii) Consolidated EBITDAX (or, in the case of the Test Periods ending on December 31, 2020, March 31, 2021 and June 30, 2021, Annualized Consolidated EBITDAX) for the Test Period ending on such date and (b) with respect to any calculation thereof for other purposes hereunder, including pro forma compliance of the Financial Performance Covenants, the ratio of (i) Consolidated Total Debt as of such date after giving effect to the incurrence of any Borrowings on such date to (ii) Consolidated EBITDAX for the most recently ended Test Period for which Section 9.1 Financials have been delivered (or Annualized Consolidated EBITDAX if the most recent Test Period for which Section 9.1 Financials have been delivered is a Test Period ending on or prior to June 30, 2021).

"**Contractual Requirement**" shall have the meaning provided in Section 8.3.

"**Corresponding Tenor**" shall mean with respect to a Benchmark Replacement a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the applicable Interest Period with respect to the LIBO Rate.

"**Co-Syndication Agents**" shall mean Bank of America, N.A. and Wells Fargo Bank, National Association, as co-syndication agents for the Lenders under this Agreement and the other Credit Documents.

"**Covered Entity**" shall mean any of the following: (a) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (b) a "covered bank" as that term is defined

in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (c) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"**Covered Party**" has the meaning given to such term in Section 13.24.

"**Credit Documents**" shall mean this Agreement, the Guarantee, the Security Documents and any promissory notes issued by the Borrower under this Agreement and any other agreements executed by Credit Parties in connection with this Agreement and expressly identified as "Credit Documents" therein.

"**Credit Event**" shall mean and include the making (but not the conversion or continuation) of a Loan (including the deemed refinancing of the Existing Loans with Loans hereunder as set forth in Section 2.1(d)) and the issuance, renewal or extension of a Letter of Credit (including the deemed replacement of the Existing Letters of Credit with Letters of Credit hereunder as set forth in Section 3.1(a)).

"**Credit Party**" shall mean each of the Borrower and the Guarantors.

"**Default**" shall mean any event, act or condition that with notice or lapse of time, or both, would constitute an Event of Default.

"**Default Rate**" shall have the meaning provided in Section 2.8(c).

"**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"**Defaulting Lender**" shall mean any Lender whose acts or failure to act, whether directly or indirectly, cause it to meet any part of the definition of "Lender Default". Any determination by the Administrative Agent that a Lender is a Defaulting Lender shall be conclusive and binding absent manifest error and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.15(e)) upon delivery of written notice of such determination to the Borrower, the Letter of Credit Issuer, the Swingline Lender and each Lender.

"**Deposit Account**" shall have the meaning set forth in Article 9 of the UCC.

"**DIP Credit Agreement**" shall have the meaning provided in the recitals hereto.

"**DIP Lenders**" shall have the meaning provided in the recitals hereto.

"**DIP Loans**" shall mean the "DIP Loans" under and as defined in the DIP Credit Agreement made by the DIP Lenders to the Borrower pursuant to the DIP Credit Agreement that are outstanding immediately prior to the Closing Date.

"**Disposition**" shall have the meaning provided in Section 10.4.

"**Dispose**" and "**Disposal**" shall have correlative meanings.

"**Disqualified Stock**" shall mean, with respect to any Person, any Stock or Stock Equivalents of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely for Stock or Stock Equivalents that is not Disqualified Stock), other than as a result of a change of control or asset sale, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than as a result of a change of control or asset sale to the extent the terms of such Stock or Stock Equivalents provide that such Stock or Stock Equivalents shall not be required to be

repurchased or redeemed until (a) the Maturity Date has occurred, (b) the Total Commitment and each Letter of Credit have terminated (unless such Letters of Credit have been collateralized on terms and conditions reasonably satisfactory to the Letter of Credit Issuer following the termination of the Total Commitment or other arrangements satisfactory to the Letter of Credit Issuer in its sole discretion have been made) and the Loans, the Swingline Loans and Unpaid Drawings, together with interest, fees and all other Obligations (other than Hedging Obligations under Secured Hedge Agreements, Cash Management Obligations under Secured Cash Management Agreements, and contingent indemnification obligations, in each case, not then due and payable), are paid in full, or (c) such repurchase or redemption is otherwise permitted by this Agreement (including as a result of a waiver hereunder)), in whole or in part, in each case prior to the date that is 91 days after the Maturity Date hereunder; *provided* that, if such Stock or Stock Equivalents are issued to any plan for the benefit of employees of the Borrower or its Subsidiaries or by any such plan to such employees, such Stock or Stock Equivalents shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Borrower or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations; *provided*, *further*, that any Stock or Stock Equivalents held by any future, present or former employee, director, manager or consultant of the Borrower, any of its Subsidiaries or any of its direct or indirect parent companies or any other entity in which the Borrower or a Restricted Subsidiary has an Investment and is designated in good faith as an "affiliate" by the Board of Directors of the Borrower, in each case pursuant to any equity holders' agreement, management equity plan or stock incentive plan or any other management or employee benefit plan or agreement shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Borrower or its Subsidiaries.

"**Disregarded Entity**" shall mean any entity that is disregarded for U.S. federal income tax purposes.

"**Distressed Person**" shall have the meaning provided in the definition of "Lender-Related Distress Event".

"**Distributable Free Cash Flow Amount**" means, as of any time of determination, an amount, if positive, equal to (a) Free Cash Flow as of the last day of the most recently ended Test Period for which Section 9.1 Financials have been delivered minus (b) the aggregate amount of the Free Cash Flow Utilizations that have occurred during the period beginning on the first day of the applicable Test Period and ending at the time of determination. For the avoidance of doubt, any amount deducted in calculating Distributable Free Cash Flow Amount as of any time of determination shall be without duplication of amounts deducted in calculating Free Cash Flow for purposes of such calculation of Distributable Free Cash Flow Amount.

"**Dollars**" and "**$**" shall mean dollars in lawful currency of the United States of America.

"**Domestic Subsidiary**" shall mean each Subsidiary of the Borrower that is organized under the laws of the United States or any state thereof, or the District of Columbia.

"**Drawing**" shall have the meaning provided in Section 3.4(b).

"**Early Opt-In Election**" shall mean the occurrence of:

(a)   (i) a determination by the Administrative Agent or (ii) a notification by the Required Lenders to the Administrative Agent (with a copy to the Borrower) that the Required Lenders have determined that U.S. dollar-denominated syndicated credit facilities being executed at such time, or that include language similar to that contained in Section 2.18 are being executed or amended, as applicable, to incorporate or adopt a new benchmark interest rate to replace the LIBO Rate, and

(b)   (i) the election by the Administrative Agent or (ii) the election by the Required Lenders to declare that an Early Opt-in Election has occurred and the provision, as applicable, by the Administrative Agent of written notice of such election to the Borrower and the Lenders or by the Required Lenders of written notice of such election to the Administrative Agent (with a copy to the Borrower).

"**EEA Financial Institution**" shall mean (a) any institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

"**EEA Member Country**" shall mean any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

"**EEA Resolution Authority**" shall mean any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"**Engineering Reports**" shall have the meaning provided in Section 2.14(c)(i).

"**Environmental Claims**" shall mean any and all actions, suits, orders, decrees, written demands, claims, liens, notices, including notice of noncompliance, violation, potential responsibility, or investigation (other than internal reports prepared by or on behalf of the Borrower or any of the Subsidiaries (a) in the ordinary course of such Person's business or (b) as required in connection with a financing transaction or an acquisition or disposition of real estate) or proceedings arising under or based upon any Environmental Law or any permit issued, or any approval given, under any such Environmental Law (hereinafter, "**Claims**"), including (i) any and all Claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief relating to the presence, Release or threatened Release of Hazardous Materials or arising from alleged injury or threat of injury to health or safety (to the extent relating to human exposure to Hazardous Materials) or the environment, including ambient air, surface water, groundwater, land surface and subsurface strata and natural resources such as wetlands.

"**Environmental Law**" shall mean any applicable Federal, state, foreign or local statute, law, rule, regulation, ordinance, code, permit or approval now or hereafter in effect and in each case as amended, and any binding judicial or administrative interpretation thereof, including any binding judicial or administrative order, consent decree or judgment, relating to the protection of the environment, including ambient air, surface water, groundwater, land surface and subsurface strata and natural resources such as wetlands, or human health or safety (to the extent relating to human exposure to Hazardous Materials) or any Release or threatened Release of Hazardous Materials.

"**ERISA**" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time. Section references to ERISA are to ERISA as in effect on the Closing Date and any subsequent provisions of ERISA amendatory thereof, supplemental thereto or substituted therefor.

"**ERISA Affiliate**" shall mean each person (as defined in Section 3(9) of ERISA) that together with the Borrower would be deemed to be a "single employer" within the meaning of Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

"**EU Bail-In Legislation Schedule**" shall mean the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

"**Event of Default**" shall have the meaning provided in Section 11.

"**Excepted Liens**" shall mean:

(a)   Liens for Taxes, assessments or governmental charges or claims not yet overdue for a period of more than 60 days (other than Liens imposed pursuant to Section 401(a)(29) or 412(n) of the Code or by ERISA) or that arose prior to the Closing Date and which were, as of the Closing Date, not yet delinquent, or which are being contested in good faith and by appropriate proceedings or for which appropriate reserves have been established to the extent required by and in accordance with GAAP, or for property Taxes on property that the Borrower or one of its Subsidiaries has determined to abandon if the sole recourse for such Tax, assessment, charge or claim is to such property;

(b)   Liens in respect of property or assets of the Borrower or any of the Restricted Subsidiaries imposed by law, such as landlords', vendors', suppliers', carriers', warehousemen's, repairmen's, construction contractors', workers' and mechanics' Liens and other similar Liens arising in the ordinary course of business or incident to the exploration, development, operation or maintenance of Oil and Gas Properties, Carbon Dioxide Interests or other material properties, in each case so long as such Liens arise in the ordinary course of business and do not individually or in the aggregate have a Material Adverse Effect;

(c)   Liens arising from judgments or decrees in circumstances not constituting an Event of Default under Section 11.9;

(d)   Liens incurred or pledges or deposits made (i) in connection with workers' compensation, unemployment insurance and other types of social security, old age pension, public liability obligations or similar legislation and deposits securing liabilities to insurance carriers under insurance or self-insurance arrangements in respect of such obligations and solely to the extent arising by operation of law, (ii) to secure liabilities for reimbursement or indemnification obligations (including obligations in respect of letters of credit or bank guarantees for the benefit of) to insurance carriers providing property, casualty or liability insurance to the Borrower or any Restricted Subsidiary, or (iii) to secure the performance of tenders, statutory obligations, plugging and abandonment, remediation and similar obligations, surety, stay, customs and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of-money bonds and other similar obligations (including letters of credit issued in lieu of such bonds or to support the issuance thereof) incurred in the ordinary course of business or otherwise constituting Investments permitted by Section 10.5;

(e)   ground leases, subleases, licenses or sublicenses in respect of real property on which facilities owned or leased by the Borrower or any of its Restricted Subsidiaries are located;

(f)   easements, rights-of-way, licenses, surface leases, restrictive covenants, restrictions (including zoning restrictions), title defects, exceptions, deficiencies or irregularities in title, encroachments, protrusions, servitudes, permits, conditions and covenants and other similar charges or encumbrances (including in any rights of way or other property of the Borrower or its Restricted Subsidiaries for the purpose of roads, pipelines, transmission lines, transportation lines, distribution lines for the removal of gas, oil or other minerals or timber, and other like purposes, or for joint or common use of real estate, rights of way, facilities and equipment) not interfering in any material respect with the business of the Borrower and its Restricted Subsidiaries, taken as a whole and, to the extent reasonably

agreed by the Administrative Agent, any exception on the title reports issued in connection with any Borrowing Base Property;

(g)   any interest or title of a lessor, sublessor, licensor or sublicensor or secured by a lessor's, sublessor's, licensor's or sublicensor's interest under any lease, sublease, license or sublicense permitted by this Agreement including, for lease bonus, royalty or rental payments;

(h)   Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(i)   Liens on goods or inventory the purchase, shipment or storage price of which is financed by a documentary letter of credit or bankers' acceptance issued for the account of the Borrower or any of its Restricted Subsidiaries; *provided* that such Lien secures only the obligations of the Borrower or such Restricted Subsidiaries in respect of such letter of credit or bankers' acceptance to the extent permitted under Section 10.1;

(j)   leases, licenses, subleases or sublicenses granted to others not interfering in any material respect with the business of the Borrower and its Restricted Subsidiaries, taken as a whole;

(k)   Liens arising from precautionary UCC financing statement or similar filings made in respect of operating leases entered into by the Borrower or any of its Restricted Subsidiaries;

(l)   Liens created in the ordinary course of business in favor of banks and other financial institutions over credit balances of any bank accounts, commodity trading accounts or other brokerage accounts of the Borrower and the Restricted Subsidiaries held at such banks or financial institutions, as the case may be, to facilitate the operating of cash pooling, trading, and/or interest set off arrangements in respect of such accounts in the ordinary course of business;

(m)   Liens which arise in the ordinary course of business under operating agreements, joint venture agreements, oil and gas partnership agreements, oil and gas leases, farm-out agreements, farm-in agreements, division orders, contracts for the sale, transportation or exchange of oil and natural gas, unitization and pooling declarations and agreements, area of mutual interest agreements, overriding royalty agreements, marketing agreements, processing agreements, net profits agreements, development agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or other geophysical permits or agreements, and other agreements that are usual and customary in the oil and gas business and are for claims which are not delinquent by more than 60 days or that are being contested in good faith and by appropriate proceedings or for which appropriate reserves have been established to the extent required by and in accordance with GAAP; *provided* that any such Lien referred to in this clause does not in the aggregate have a Material Adverse Effect;

(n)   any zoning or similar law or right reserved to or vested in any Governmental Authority to control or regulate the use of any real property that does not materially interfere with the ordinary conduct of the business of the Borrower and its Restricted Subsidiaries, taken as a whole;

(o)   Liens arising pursuant to Article 9.343 of the Texas UCC or other similar statutory provisions of other states with respect to production purchased from others;

(p)   lease burdens which arise in the ordinary course of business and are payable to third parties on Oil and Gas Properties; *provided*, that to the extent any such Oil and Gas Properties are categorized as

Proved Developed Producing Reserves and are set forth in a Reserve Report such lease burdens are deducted in the calculation of engineered discounted present value in such Reserve Report;

(q)   Liens on pipelines and pipeline facilities that arise by a Requirement of Law or other like Liens arising by a Requirement of Law in the ordinary course of business and incident to the exploration, development, operation and maintenance of Oil and Gas Properties, Carbon Dioxide Interests and other material properties;

(r)   Liens on assets (other than Collateral) constituting security given to a public utility or any municipality or Governmental Authority that arise by a Requirement of Law in connection with the operations of the Person in the ordinary course of business;

(s)   Liens in connection with workers' compensation, unemployment insurance or other social security, old age pension or public liability obligations which are not delinquent for more than 60 days or which are being contested in good faith by appropriate action or for which adequate reserves have been maintained in accordance with GAAP

(t)   Liens to secure performance of tenders, surety and appeal bonds, government contracts, performance and return of money bonds, bids, trade contracts, leases, statutory obligations, regulatory obligations, obligations in respect of workers' compensation, unemployment insurance or other forms of government benefits or insurance and other obligations of a like nature, in each case, incurred in the ordinary course of business and consistent with past practice;

(u)   Liens, titles and interests of licensors of software and other intangible property licensed by such licensors to the Borrower or any other Credit Party, restrictions and prohibitions on encumbrances and transferability with respect to such property and the Borrower's or such other Credit Party's interests therein imposed by such licenses, and Liens and encumbrances encumbering such licensors' titles and interests in such property and to which the Borrower's or such other Credit Party's license interests may be subject or subordinate, in each case, whether or not evidenced by UCC financing statement filings or other documents of record and solely to the extent incurred in the ordinary course of business and consistent with past practice, *provided* that such Liens do not secure Indebtedness of the Borrower or any other Credit Party and do not encumber property of the Borrower or any other Credit Party other than the property that is the subject of such licenses; and

(v)   Liens, titles and interests of lessors (including sub-lessors) of property leased by such lessors to the Borrower or any other Credit Party, restrictions and prohibitions on encumbrances and transferability with respect to such property and the Borrower's or such other Credit Party's interests therein imposed by such leases, and Liens and encumbrances encumbering such lessors' titles and interests in such property and to which the Borrower's or such other Credit Party's leasehold interests may be subject or subordinate, in each case, whether or not evidenced by UCC financing statement filings or other documents of record, provided that such Liens do not secure Indebtedness of the Borrower or any other Credit Party and do not encumber property of the Borrower or any other Credit Party other than the property that is the subject of such leases and items located thereon.

The parties acknowledge and agree that (i) no intention to subordinate the priority afforded the Liens granted in favor of the Administrative Agent, for the benefit of the Secured Parties, under the Security Documents is to be hereby implied or expressed by the permitted existence of such Excepted Liens, (ii) the term "Excepted Liens" shall not include any Lien securing Indebtedness for borrowed money and (iii) provisions in the Credit Documents allowing Excepted Liens on any item of property shall be construed to allow such Excepted Liens also to cover any improvements, fixtures or accessions to such property and the proceeds of and insurance on such property, improvements, fixtures or accessions.

"**Excess Cash**" shall mean, at any time of determination, the difference, if positive, between (a) the Consolidated Cash Balance of the Borrower and its Restricted Subsidiaries as of such time and (b) Excluded Cash of the Borrower and its Restricted Subsidiaries as of such time.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"**Exchange Rate**" shall mean on any day with respect to any currency (other than Dollars), the rate at which such currency may be exchanged into any other currency (including Dollars), as set forth at approximately 11:00 a.m. (London time) on such day on the Reuters World Currency Page for such currency. In the event that such rate does not appear on any Reuters World Currency Page, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be agreed by the Administrative Agent and the Borrower, or, in the absence of such agreement, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of such currency are then being conducted, at or about 11:00 a.m., local time, on such date for the purchase of the relevant currency for delivery two Business Days later.

"**Excluded Accounts**" shall mean, collectively, (a) any Deposit Account, Securities Account or Commodity Account (i) that is exclusively used for trust, payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of any employees of the Credit Parties or any of their Subsidiaries, (ii) that is exclusively used in the ordinary course of the Credit Parties' business for deposits that are escrowed amounts in connection with transactions with third parties or deposits that are pledged to third parties to secure obligations (other than Indebtedness for borrowed money) incurred in the ordinary course of the Credit Parties' business, or (iii) that is exclusively used in for deposits to fund one or more political action committees of the Credit Parties so long as the balance of all such Deposit Accounts, Securities Accounts and Commodity Accounts in this <u>clause (iii)</u> does not in the aggregate exceed $1,000,000 at any time, (b) any Deposit Account, Securities Account or Commodity Account so long as the balance in each such Deposit Account, Securities Account or Commodity Account, individually, does not at any time exceed $1,000,000 and the aggregate balance of all such Deposit Accounts, Commodity Accounts and Securities Accounts does not at any time exceed $3,000,000, (c) any Deposit Account that is a zero balance account, (d) any Deposit Account which is used as an escrow account or fiduciary or trust account and solely maintains cash and cash equivalents made for the benefit of third parties (other than the Credit Parties) to be used exclusively in the ordinary course of the Credit Parties' business for royalty obligations, suspense payments, working interest payments, plugging and abandonment, remediation, and similar payments owed or to be made to such third parties (other than the Credit Parties) and (e) the "Professional Fee Escrow Account" (as defined in the Prepackaged Plan in effect as of the Closing Date) so long as, at any time, the balance in such account includes only the amounts deposited therein on or prior to the Closing Date in accordance with the Prepackaged Plan.

"**Excluded Assets**" shall mean, collectively (a) any Building (as defined in the applicable Flood Insurance Regulations) or Manufactured (Mobile) Home (as defined in the applicable Flood Insurance Regulations); provided that the Credit Parties' interests in all lands and Hydrocarbons situated under any such Building or Manufactured (Mobile) Home that are encumbered by the Credit Documents are included in the definition of "Collateral"; (b) any real property (owned or leased), including any Midstream Assets, and any Oil and Gas Properties (owned or leased) other than those constituting Borrowing Base Properties; (c) any contract, license, agreement, instrument or other document (or any items of property, subject thereto) to the extent that the grant of a security interest therein (i) would be prohibited by any applicable Requirement of Law, or (ii) is prohibited by, or constitutes a breach or default under or results in the termination of or gives rise to a right on the part of the parties thereto other than any Credit Party to terminate

(or materially modify) or requires any consent not obtained under, the subject contract, license, agreement, instrument or other document, except to the extent that the term in such contract, license, agreement, instrument or other document providing for such prohibition, breach, default or right of termination or modification or requiring such consent is ineffective under Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (any successor provision or provisions) of any relevant jurisdiction or any other applicable law; (d) intellectual property and licenses, including any United States "intent to use" trademark applications for which a statement of use has not been filed, in relation to which any applicable law, or any agreement with a domain name registrar or any other person, prohibits the creation of a security interest therein or would otherwise invalidate or result in the abandonment of any right, title or interest therein; (e) any motor vehicles and other assets subject to certificates of title (except to the extent the security interest in such assets can be perfected by the filing of a UCC-1 financing statement); (f) letter of credit rights (except to the extent the security interest in such assets can be perfected by the filing of a UCC-1 financing statement); (g) margin stock; (h) any consumer goods; (i) any Excluded Accounts; (j) Stock and Stock Equivalents in Excluded Subsidiaries and any and all assets owned by Excluded Subsidiaries; (k)(i) the Genesis Pipeline Financing Lease Agreement, (ii) any interest, title and right that the Credit Parties have to the Genesis Pipeline System, (iii) any proceeds received at any time resulting from the sale or other disposition of all or part of the Credit Parties' interest, title and right to the Genesis Pipeline System, and (iv) all rents, income or related fees or charges for transportation of carbon dioxide or any other substance through the Genesis Pipeline System; (l) any Stock or Stock Equivalents in excess of sixty-five percent (65%) of the Voting Stock in any Foreign Corporate Subsidiary or FSHCO, in each case, permitted to exist under this Agreement, and (m) those assets as to which the Administrative Agent reasonably determines that the cost or other consequences of obtaining such a security interest or perfection thereof are excessive in relation to the benefit to the Lenders of the security to be afforded thereby.

"**Excluded Cash**" shall mean, at any time of determination, (a) cash or cash equivalents of the Borrower and its Restricted Subsidiaries from (i) the issuance of Permitted Additional Debt or Permitted Refinancing Indebtedness thereof or other unsecured indebtedness permitted to be incurred by this Agreement and the Credit Documents, (ii) the issuance by the Borrower of any Stock in the Borrower to the extent permitted under this Agreement or (iii) any disposition of property, in each case so long as the Borrower its Restricted Subsidiaries keep any such proceeds in segregated accounts until such proceeds are used for the purpose(s) obtained; (b) without duplication of clauses (f), (g) and (h) below, and other than cash and cash equivalents held or maintained in accounts described in clause (b) of the definition of Excluded Accounts, any cash or cash equivalents in Excluded Accounts; (c) any Cash Collateral required to Cash Collateralize any Letter of Credit; (d) any cash or cash equivalents constituting purchase price deposits made by or held by an unaffiliated third party pursuant to a binding and enforceable purchase and sale agreement with an unaffiliated third party containing customary provisions regarding the payment and refunding of such deposits; (e) any cash or cash equivalents for which the Borrower or any of its Restricted Subsidiaries has, in the ordinary course of business, issued checks or initiated wires or ACH transfers in order to utilize such cash or cash equivalents; (f) any cash or cash equivalents set aside to pay payroll, payroll taxes, other taxes, employee wage and benefits payments, and trust and fiduciary obligations or other similar obligations of the Borrower or any of its Restricted Subsidiaries then due and owing to third parties and for which the Borrower or any of its Restricted Subsidiaries have issued checks or initiated wires or ACH transfers (or, in their respective good faith discretion, will issue checks or initiate wires or ACH wires within five (5) Business Days in order to make such payments); (g) any cash or cash equivalents set aside to pay royalty obligations, working interest obligations, production payments, vendor payments, suspense payments, severance and ad valorem taxes of the Borrower or any of its Restricted Subsidiaries then due and owing to third parties and for which the Borrower or any of its Restricted Subsidiaries have issued checks or initiated wires or ACH transfers (or, in their respective good faith discretion, will issue checks or initiate wires or ACH wires within five (5) Business Days in order to make such payments) and (h) any cash or cash equivalents in any escrow accounts or fiduciary or trust accounts that are used

exclusively in the ordinary course of the Borrower or any of its Restricted Subsidiaries' business for plugging and abandonment, remediation, and similar obligations owed to third parties.

"**Excluded Hedge Obligation**" means, with respect to any Credit Party, any Swap Obligation if, and to the extent that, all or a portion of the liability of such Credit Party with respect to, or the grant by such Credit Party of a security interest to secure, such Swap Obligation (or any Guarantee thereof or other agreement or undertaking agreeing to guaranty, repay, indemnify or otherwise be liable therefor) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) (a) by virtue of such Credit Party's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time the guaranty obligation or other liability of such Credit Party or the grant of such security interest becomes or would become effective with respect to such Swap Obligation or (b) in the case of a Swap Obligation subject to a clearing requirement pursuant to section 2(h) of the Commodity Exchange Act (or any successor provision thereto), because such Credit Party is a "financial entity," as defined in section 2(h)(7)(C)(i) of the Commodity Exchange Act (or any successor provision thereto), at the time the guaranty obligation or other liability of such Credit Party becomes or would become effective with respect to such related Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guaranty obligation or other liability or security interest is or becomes illegal.

"**Excluded Hedges**" means Hedge Agreements that (i) are basis differential only swaps for volumes of crude oil, natural gas and natural gas liquids included under other Hedge Agreements permitted by Section 10.10(a) or (ii) are a hedge of volumes of crude oil, natural gas or natural gas liquids by means of a put or a price "floor" for which there exists no mark-to-market exposure to the Borrower.

"**Excluded Subsidiary**" shall mean (a) each Immaterial Subsidiary, (b) any Unrestricted Subsidiary, (c) any direct or indirect Subsidiary that owns no material assets other than the Stock or Indebtedness of one or more direct or indirect Foreign Subsidiaries to the extent such Foreign Subsidiaries are permitted to exist under this Agreement (such entity described in this clause (c), a "**FSHCO**"), (d) each Domestic Subsidiary of a Foreign Subsidiary to the extent such Foreign Subsidiary is permitted to exist under this Agreement (other than such Domestic Subsidiary with respect to which each direct and indirect foreign parent entity is a Disregarded Entity), (e) each Subsidiary that is prohibited by any applicable Contractual Requirement or, with respect to non-wholly owned Subsidiaries, organizational document or Requirement of Law from guaranteeing or granting Liens to secure the Obligations at the time such Subsidiary becomes a Restricted Subsidiary (and for so long as such restriction or any replacement or renewal thereof is in effect) or that would require consent, approval, license or authorization of a Governmental Authority to guarantee or grant Liens to secure the Obligations at the time such Subsidiary becomes a Restricted Subsidiary (unless such consent, approval, license or authorization has been received), (f) any other Subsidiary with respect to which, (i) in the reasonable judgment of the Administrative Agent, the cost or other consequences of providing a Guarantee of the Obligations shall be excessive in view of the benefits to be obtained by the Lenders therefrom or (ii) providing such a Guarantee would result in material adverse tax consequences as reasonably determined by the Borrower and (g) any Foreign Subsidiary to the extent permitted to exist under this Agreement. Notwithstanding anything to the contrary in the foregoing, any Subsidiary that owns Borrowing Base Properties shall not constitute as an "Excluded Subsidiary". As of the Closing Date, the only Excluded Subsidiaries are those set forth on Schedule 1.1(b).

"**Excluded Taxes**" means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from any payment to be made by or on account of any obligation of any Credit Party hereunder or under any other Credit Document, (a) Taxes imposed on or measured by overall net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i)

imposed on as a result of a Recipient being organized under the Requirements of Law of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction (including any political subdivision thereof) imposing such Tax or (ii) that are Other Connection Taxes, (b) in the case of a Lender, United States federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in any Loan or Commitment pursuant to a Requirement of Law in effect on the date on which (i) such Lender acquired such interest in a Loan or Commitment (other than in the case of a Lender that is an assignee pursuant to a request by the Borrower under Section 13.7), or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 5.4, amounts with respect to such Taxes were payable either to such Lender's assignee immediately before such Lender became a party thereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Lender's failure to comply with Section 5.4(e) or (d) any United States federal withholding Tax imposed under FATCA.

"**Existing Lenders**" shall have the meaning provided in the recitals hereto.

"**Existing Letter of Credit**" shall mean the letters of credit described on Schedule 1.1(e) hereto and issued and outstanding under the DIP Credit Agreement immediately prior to the Closing Date.

"**Existing Loans**" shall have the meaning provided in Section 2.1(d).

"**Fair Market Value**" shall mean, with respect to any asset or group of assets on any date of determination, the value of the consideration obtainable in a Disposition of such asset at such date of determination assuming a Disposition by a willing seller to a willing purchaser dealing at arm's length and arranged in an orderly manner over a reasonable period of time having regard to the nature and characteristics of such asset, as reasonably determined by the Borrower.

"**FATCA**" shall mean Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future United States Treasury Regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code and any intergovernmental agreements entered into by the United States that implement the foregoing.

"**Federal Funds Effective Rate**" shall mean, for any day, the weighted average of the per annum rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published on the next succeeding Business Day by the Federal Reserve Bank of New York or, if such rate is not so published for any date that is a Business Day, the Federal Funds Effective Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by it; *provided* that, if the Federal Funds Effective Rate shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

"**Federal Reserve Bank of New York's Website**" shall mean the website of the NYFRB at http://www.newyorkfed.org, or any successor source.

"**Federal Reserve Board**" shall mean the Board of Governors of the Federal Reserve System of the United States (or any successor).

"**Financial Performance Covenants**" shall mean the calculation of the ratios set forth in Section 10.11 on a pro forma basis after giving effect to the specified event; provided that such ratios shall be based on the most recently ended Test Period for which Section 9.1 Financials have been delivered.

"**First Scheduled Redetermination Date**" shall mean May 1, 2021.

"**Flood Insurance Regulations**" shall mean (a) the National Flood Insurance Act of 1968 as now or hereafter in effect or any successor statute thereto, (b) the Flood Disaster Protection Act of 1973 as now or hereafter in effect or any successor statute thereto, (c) the National Flood Insurance Reform Act of 1994 (amending 42 USC § 4001, et seq.), as the same may be amended or recodified from time to time, (d) the Flood Insurance Reform Act of 2004, and (e) the Biggert-Waters Flood Reform Act of 2012 and, in each case, any regulations promulgated thereunder.

"**Foreign Corporate Subsidiary**" shall mean a Foreign Subsidiary that is treated as a corporation for U.S. federal income Tax purposes.

"**Foreign Plan**" shall mean any employee benefit plan, program, policy, arrangement or agreement maintained or contributed to by the Borrower or any of its Subsidiaries with respect to employees employed outside the United States.

"**Foreign Subsidiary**" shall mean each Subsidiary of the Borrower that is not a Domestic Subsidiary.

"**Free Cash Flow**" means, as of the last day of any period of four consecutive fiscal quarters for which Section 9.1 Financials have been delivered, Consolidated EBITDAX for the Borrower and its Restricted Subsidiaries for such Test Period, minus the sum, in each case without duplication, of the following amounts paid during such Test Period: (a) voluntary, mandatory and scheduled cash prepayments, redemptions and repayments of Indebtedness (in each case, other than the Loans) which cannot be reborrowed pursuant to the terms of such Indebtedness (other than any exchanges, prepayments, repurchases or redemptions of Permitted Additional Debt (and any Permitted Refinancing Indebtedness thereof) permitted pursuant to Section 10.7(a)), (b) capital expenditures paid in cash, (c) changes in working capital, (d) cash payments of Consolidated Interest Expenses, (e) taxes paid in cash, (f) exploration and development expenses or costs paid in cash, (g)(i) Investments made in cash (other than to any Credit Party or any Restricted Subsidiary thereof to the extent permitted under this Agreement) during such period (other than those made in reliance on Section 10.5(g)) and (ii) Restricted Payments made in cash (other than to any Credit Party or Restricted Subsidiary thereof to the extent permitted under this Agreement) during such period (other than those made in reliance on Section 10.6(g)) and (h) to the extent not included in the foregoing and added back in the calculation of Consolidated EBITDAX, any other cash charge (other than those described in clauses (a)(vi), (a)(ix)(A) (up to an aggregate amount of $2,500,000 for such period for such clauses (a)(vi) and (a)(ix)(A)) and (a)(ix)(B) of the definition of "Consolidated EBITDAX") that reduces the earnings of the Borrower and its Restricted Subsidiaries, plus any cash proceeds received during such period from Dispositions of non-Borrowing Base Properties (other than cash proceeds received from any such Disposition during the continuation of an Event of Default or Borrowing Base Deficiency); *provided that*, notwithstanding the foregoing, Free Cash Flow for any Test Period shall not be less than zero.

"**Free Cash Flow Utilizations**" means, for any period, the aggregate amount of each of the following transactions during such period: (a) Restricted Payments made pursuant to Section 10.6(g), (b) exchanges, prepayments, repurchases or redemptions of Permitted Additional Debt (and any Permitted Refinancing Indebtedness thereof) made pursuant to Section 10.7(a) and (c) Investments made pursuant to Section 10.5(g).

"**Fronting Fee**" shall have the meaning provided in Section 4.1(c).

"**FSHCO**" shall have the meaning provided in the definition of "Excluded Subsidiary".

"**Fund**" shall mean any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course.

"**GAAP**" shall mean generally accepted accounting principles in the United States of America, as in effect from time to time.

"**Genesis Pipeline Financing Lease Agreement**" shall mean that certain Pipeline Financing Lease Agreement dated as of May 30, 2008, by and between Genesis NEJD Pipeline, LLC, a Delaware limited liability company, and Onshore, as amended, restated, supplemented or otherwise modified from time to time.

"**Genesis Pipeline Dropdown Transactions**" shall mean the transactions effected pursuant to the Genesis Pipeline Dropdown Transaction Documents.

"**Genesis Pipeline Dropdown Transaction Documents**" shall mean, collectively, (a) the Transportation Services Agreement dated as of May 30, 2008 by and between Genesis Free State Pipeline, LLC, a Delaware limited liability company, and Onshore, (b) the Genesis Pipeline Financing Lease Agreement and (c) all other material documents, instruments and agreements entered into in connection with the agreements described in clauses (a) and (b) above, in each case as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

"**Genesis Pipeline System**" shall mean the "Pipeline System" under and as defined in the Genesis Pipeline Financing Lease Agreement in effect as of the Closing Date.

"**Governmental Authority**" shall mean the government of the United States of America, any other nation or any political subdivision thereof, whether state or local and any authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"**Guarantee**" shall mean the Guarantee, dated as of the date hereof, made by any Guarantor in favor of the Administrative Agent for the benefit of the Secured Parties, substantially in the form of Exhibit C.

"**Guarantee Obligations**" shall mean, as to any Person, any obligation of such Person guaranteeing or intended to guarantee any Indebtedness of any other Person (the "**primary obligor**") in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent, (a) to purchase any such Indebtedness or any property constituting direct or indirect security therefor, (b) to advance or supply funds (i) for the purchase or payment of any such Indebtedness or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such Indebtedness of the ability of the primary obligor to make payment of such Indebtedness or (d) otherwise to assure or hold harmless the owner of such Indebtedness against loss in respect thereof; *provided*, *however*, that the term "Guarantee Obligations" shall not include endorsements of instruments for deposit or collection in the ordinary course of business or customary and reasonable indemnity obligations in effect on the Closing Date or entered into in connection with any acquisition or Disposition of assets permitted under this Agreement (other than such obligations with respect to Indebtedness). The amount of any Guarantee Obligation shall be deemed to be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such Guarantee Obligation is made or, if not stated or

determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

"**Guarantors**" shall mean each Domestic Subsidiary listed on Schedule 1.1(c) and each other Domestic Subsidiary (other than an Excluded Subsidiary) that becomes a party to the Guarantee after the Closing Date pursuant to Section 9.10 or otherwise.

"**Hazardous Materials**" shall mean any chemical, material, product, waste or substance regulated or as to which liability might arise under any applicable Environmental Law including: (a) any petroleum or petroleum products, oil and natural gas exploration and production wastes, natural gas, condensate, crude oil or any components, fractions or derivatives thereof, radioactive materials, including naturally occurring radioactive materials, friable asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, and radon gas and (b) any chemicals, materials, products, wastes or substances defined as or included in the definition of "hazardous substances", "hazardous waste", "solid waste", "hazardous materials", "extremely hazardous waste", "restricted hazardous waste", "toxic substances", "toxic pollutants", "contaminants", or "pollutants", or words of similar import, under any applicable Environmental Law.

"**Hedge Agreements**" shall mean (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, fixed-price physical delivery contracts, whether or not exchange traded, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind that are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement or any other master agreement (any such master agreement, together with any related schedules, a "**Master Agreement**"), including any such obligations or liabilities under any Master Agreement; *provided*, that notwithstanding the foregoing, agreements or obligations to physically sell any commodity at any index-based price shall not be considered "Hedge Agreements".

"**Hedge Bank**" shall mean (a) with respect to any Hedge Agreement entered into on or after the Closing Date with the Borrower or any of its Restricted Subsidiaries, any counterparty to such Hedge Agreement (other than the Borrower or any of its Affiliates or Subsidiaries) that (i) at the time it enters into a Hedge Agreement is a Lender or an Affiliate of a Lender, or (ii) at any time after it enters into a Hedge Agreement becomes a Lender or an Affiliate of a Lender or (b) with respect to any Hedge Agreement entered into prior to the Closing Date with the Borrower or any of its Restricted Subsidiaries that is in effect on the Closing Date, any Existing Lender or Affiliate of an Existing Lender that is a Lender or an Affiliate of a Lender on the Closing Date.

"**Hedge PV**" shall mean, with respect to any commodity Hedge Agreement, the present value, discounted at 9% per annum, of the future receipts expected to be paid to the Borrower or the other Credit Parties under such Hedge Agreement netted against the most recent Bank Price Deck provided to the Borrower by the Administrative Agent pursuant to Section 2.14(h); *provided, however*, that the "Hedge PV" shall never be less than $0.00.

"**Hedge Termination**" shall mean the unwinding, terminating and/or offsetting of any Hedge Agreement.

"**Hedge Termination Value**" means, in respect of any one or more Hedge Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Hedge Agreements, (a) for any date on or after the date such Hedge Agreements have been closed out and termination value(s) determined in accordance therewith, such termination value(s) and (b) for any date prior to the date referenced in clause (a), the amount(s) (if positive) determined as the mark-to-market value(s) for such Hedge Agreements, as determined by the counterparties to such Hedge Agreements (including, without duplication, any unpaid amounts due on the date of calculation).

"**Hedging Obligations**" shall mean, with respect to any Person, the obligations of such Person under Hedge Agreements.

"**Highest Lawful Rate**" means, with respect to each Lender, the maximum nonusurious interest rate, if any, that at any time or from time to time may be contracted for, taken, reserved, charged or received on the Loans under laws applicable to such Lender which are presently in effect or, to the extent allowed by law, under such applicable laws which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws allow as of the date hereof.

"**Historical Financial Statements**" shall mean (a) the audited consolidated balance sheets of the Borrower and its consolidated Subsidiaries as of December 31, 2019, and the related audited statements of income and comprehensive income, statements of changes in shareholders' equity and statements of cash flows for the fiscal year ended on such date and (b) the unaudited interim consolidated balance sheets of the Borrower and its consolidated Subsidiaries as of June 30, 2020, and the related statements of income and comprehensive income, statements of changes in shareholders' equity and statements of cash flows for the fiscal quarter ended on such date.

"**Hydrocarbon Interests**" shall mean all rights, titles, interests and estates, excluding Carbon Dioxide Interests, now or hereafter acquired in and to oil and gas leases, oil, gas and mineral leases, or other liquid or gaseous hydrocarbon leases, mineral fee interests, overriding royalty and royalty interests, net profit interests and production payment interests, including any reserved or residual interests of whatever nature.

"**Hydrocarbons**" shall mean oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all products refined or separated therefrom.

"**Immaterial Subsidiary**" shall mean any Restricted Subsidiary that is not a Material Subsidiary.

"**IBA**" shall have the meaning provided in Section 1.11.

"**Impacted Interest Period**" has the meaning assigned to it in the definition of "LIBO Rate".

"**Increasing Lender**" shall have the meaning provided in Section 2.16(a).

"**Incremental Agreement**" shall have the meaning provided in Section 2.16(c).

"**Incremental Increase**" shall have the meaning provided in Section 2.16(a).

"**Indebtedness**" of any Person shall mean (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (c) the deferred purchase price of assets or services that in accordance with GAAP would be included as a liability on the balance sheet of such Person (other than (i) any earn-out obligation until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and (ii)

obligations resulting under firm transportation contracts or take or pay contracts entered into in the ordinary course of business), (d) the face amount of all letters of credit issued for the account of such Person and, without duplication, all drafts drawn thereunder, (e) all Indebtedness (excluding prepaid interest thereon) of any other Person secured by any Lien on any property owned by such Person, whether or not such Indebtedness has been assumed by such Person (but if such Indebtedness has not been assumed, limited to the lesser of the amount of such Indebtedness and the Fair Market Value of the property securing such Indebtedness), (f) the principal component of all Capitalized Lease Obligations of such Person, (g) obligations to deliver commodities, goods or services, including Hydrocarbons, in consideration of one or more advance payments, other than (A) obligations relating to net oil, natural gas liquids or natural gas balancing arrangements arising in the ordinary course of business and (B) obligations to deliver commodities or pay royalties or other payments in connection with obligations arising from net profits interests, working interests, overriding royalty interests or similar real property interests, (h) the undischarged balance of any production payment created by such Person or for the creation of which such Person directly or indirectly received payment, and (i) without duplication, all Guarantee Obligations of such Person in respect of the items described in clauses (a) through (h) above; *provided* that Indebtedness shall not include (i) trade and other ordinary course payables and accrued expenses arising in the ordinary course of business, (ii) deferred or prepaid revenue, (iii) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller, (iv) in the case of the Borrower and its Restricted Subsidiaries, (1) all intercompany Indebtedness between the Borrower and a Restricted Subsidiary or between a Restricted Subsidiary and another Restricted Subsidiary having a term not exceeding 364 days (inclusive of any roll-over or extensions of terms) and (2) intercompany liabilities between the Borrower and a Restricted Subsidiary or between a Restricted Subsidiary and another Restricted Subsidiary in connection with the cash management, tax and accounting activities of the Borrower and the Restricted Subsidiaries, (v) any obligation in respect of a farm-in agreement, joint development agreement, joint operating agreement or similar arrangement whereby such Person agrees to pay all or a share of the drilling, completion or other expenses of an exploratory or development well (which agreement may be subject to a maximum payment obligation, after which expenses are shared in accordance with the working or participation interest therein or in accordance with the agreement of the parties) or perform the drilling, completion or other operation on such well in exchange for an ownership interest in an oil or gas property, (vi) any obligations in respect of any Hedge Agreement that is permitted under this Agreement and (vii) prepayments for gas or crude oil production or net gas imbalances not in excess of $30,000,000 in the aggregate at any time outstanding.

"**Indemnified Liabilities**" shall have the meaning provided in Section 13.5.

"**Indemnified Taxes**" shall mean all Taxes imposed on or with respect to any payment by or on account of any obligation of any Credit Party hereunder or under any other Credit Document other than (a) Excluded Taxes, or (b) to the extent not described in clause (a), Other Taxes.

"**Industry Acquisitions**" shall mean Investments and expenditures made in the ordinary course of, and of a nature that is or shall have become customary in, the oil and gas business located within the geographic boundaries of the United States of America (or the Outer Continental Shelf adjacent to the United States of America) as a means of actively engaging therein through agreements, transactions, interests or arrangements that permit a Person to own assets, to comply with regulatory requirements regarding local ownership or to satisfy other objectives customarily achieved through the conduct of oil and gas business, including: (a) direct or indirect ownership interests in Oil and Gas Properties, Carbon Dioxide Interests, enhanced oil recovery business arrangements (including natural and anthropogenic carbon dioxide sources), gathering, transportation, processing, related systems, or other material properties and (b) Investments and expenditures in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, and

other similar agreements; *provided*, *however*, that "Industry Acquisitions" shall not include (i) Joint Venture Investments or (ii) Investments of the type described in clause (a) of the definition thereof.

"**Industry Competitor**" shall mean any Person (other than the Borrower or any of its Affiliates or Subsidiaries) that, directly or indirectly, is actively engaged as one of its principal businesses in lease acquisitions, exploration and production operations or development of oil and gas properties (including the drilling and completion of producing wells) and have production operations within the same geographical basins as the Borrower or its Restricted Subsidiaries.

"**Initial Measurement Period**" shall have the meaning provided in Section 9.17.

"**Initial Reserve Report**" shall mean the Borrower's internally prepared reserve engineers' report dated as of July 1, 2020 delivered to the Administrative Agent, with respect to the Proved Reserves of the Credit Parties as of such date.

"**Interest Period**" shall mean, with respect to any Loan, the interest period applicable thereto, as determined pursuant to Section 2.9.

"**Interim Redetermination**" shall have the meaning provided in Section 2.14(b).

"**Interim Redetermination Date**" shall mean the date on which a Borrowing Base that has been redetermined pursuant to an Interim Redetermination becomes effective as provided in Section 2.14(d).

"**Interpolated Rate**" means, at any time, for any Interest Period, the rate per annum (rounded to the same number of decimal places as the LIBO Screen Rate) determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) the LIBO Screen Rate for the longest period (for which the LIBO Screen Rate is available) that is shorter than the Impacted Interest Period; and (b) the LIBO Screen Rate for the shortest period (for which that LIBO Screen Rate is available) that exceeds the Impacted Interest Period, in each case, at such time.

"**Investment**" shall mean, for any Person: (a) the acquisition (whether for cash, property, services or securities or otherwise) of Stock and Stock Equivalents of any other Person (including any "short sale" or any sale of any securities at a time when such securities are not owned by the Person entering into such sale), (b) the making of any deposit with, or advance, loan or other extension of credit to, assumption of or purchase or acquisition of Indebtedness of, or capital contribution to, or purchase or other acquisition of an equity participation in, any other Person (including any partnership or joint venture) (excluding (i) any extension of credit representing the purchase price of inventory or supplies sold by such Person in the ordinary course of business and (ii) in the case of the Borrower and the Restricted Subsidiaries, (1) all intercompany loans, advances and Indebtedness between the Borrower and a Restricted Subsidiary or between a Restricted Subsidiary and another Restricted Subsidiary having a term not exceeding 364 days (inclusive of any roll over or extension of terms) and (2) intercompany liabilities between the Borrower and a Restricted Subsidiary or between a Restricted Subsidiary and another Restricted Subsidiary in connection with the cash management, tax and accounting activities of the Borrower and the Restricted Subsidiaries), (c) the entering into of any guarantee of, or other contingent obligation with respect to, Indebtedness of any other Person or (d) the purchase or other acquisition (in one transaction or a series of transactions) of (x) all or substantially all of the property and assets or business of another Person or (y) assets constituting a business unit, line of business or division of such other Person; *provided* that, in the event that any Investment is made by the Borrower or any Restricted Subsidiary in any Person through substantially concurrent interim transfers of any amount through one or more other Restricted Subsidiaries, then such other substantially concurrent interim transfers shall be disregarded for purposes of Section 10.5. The

amount of any Investment by any Person outstanding at any time shall be the amount actually invested (measured at the time invested), net of any returns or distributions of capital or repayment of principal actually received in cash by such Person with respect thereto from time to time; *provided* that in no event will any Investment be less than $0.

"**ISP**" shall mean, with respect to any Letter of Credit, the "International Standby Practices 1998" published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance).

"**Issuer Documents**" shall mean, with respect to any Letter of Credit, the applicable Letter of Credit Request, and any other document, agreement and instrument entered into by the Letter of Credit Issuer and the Borrower (or any Restricted Subsidiary) or in favor of the Letter of Credit Issuer and relating to such Letter of Credit.

"**Joint Bookrunners**" shall mean JPMorgan Chase Bank, N.A., BofA Securities, Inc., Wells Fargo Securities, LLC and Capital One, National Association, each in its capacity as joint bookrunner in respect of this Agreement and the Commitments and the extensions of credit made hereunder.

"**Joint Lead Arrangers**" shall mean JPMorgan Chase Bank, N.A., BofA Securities, Inc., Wells Fargo Securities, LLC and Capital One, National Association, each in its capacity as joint lead arranger in respect of this Agreement and the Commitments and the extensions of credit made hereunder.

"**Joint Venture Investments**" shall mean Investments in general or limited partnerships or other types of entities, entered into by the Borrower or a Restricted Subsidiary with one or more Persons that are not Subsidiaries.

"**L/C Borrowing**" shall mean an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Borrowing. All L/C Borrowings shall be denominated in Dollars.

"**L/C Maturity Date**" shall mean the date that is five Business Days prior to the Maturity Date.

"**L/C Obligations**" shall mean, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unpaid Drawings, including all L/C Borrowings. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be "outstanding" in the amount so remaining available to be drawn.

"**L/C Participant**" shall have the meaning provided in Section 3.3(a).

"**L/C Participation**" shall have the meaning provided in Section 3.3(a).

"**Lender**" shall have the meaning provided in the introductory paragraph hereto. Unless the context otherwise requires, the term "Lenders" includes the Swingline Lender.

"**Lender Default**" shall mean (a) the refusal or failure of any Lender to make available its portion of any incurrence of Loans or participations in Letters of Credit or Swingline Loans required to be made by it hereunder, which refusal or failure is not cured within one Business Day after the date of such refusal or failure, (b) the failure of any Lender to pay over to the Administrative Agent, the Letter of Credit Issuer , any Swingline Lender or any other Lender any other amount required to be paid by it hereunder within one

Business Day of the date when due, (c) a Lender has notified the Borrower or the Administrative Agent that it does not intend or expect to comply with any of its funding obligations or has made a public statement to that effect with respect to its funding obligations under this Agreement and the Commitments and the extensions of credit made hereunder, (d) the failure by a Lender to confirm in a manner reasonably satisfactory to the Administrative Agent that it will comply with its obligations under this Agreement and the Commitments and the extensions of credit made hereunder, (e) a Distressed Person has admitted in writing that it is insolvent or such Distressed Person becomes subject to a Lender-Related Distress Event, or (f) a Lender has become the subject of a Bail-In Action.

"**Lender-Related Distress Event**" shall mean, with respect to any Lender, that such Lender or any Person that directly or indirectly controls such Lender (each, a "**Distressed Person**"), as the case may be, is or becomes subject to a voluntary or involuntary case with respect to such Distressed Person under any debt relief law, or a custodian, conservator, receiver or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person's assets, or such Distressed Person or any Person that directly or indirectly controls such Distressed Person is subject to a forced liquidation, or such Distressed Person makes a general assignment for the benefit of creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Person or its assets to be, insolvent or bankrupt; *provided* that a Lender-Related Distress Event shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any equity interests in any Lender or any Person that directly or indirectly controls such Lender by (a) a Governmental Authority or an instrumentality thereof so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States of America or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any agreements made by such Lender, or (b) an Undisclosed Administration.

"**Letter of Credit**" shall have the meaning provided in Section 3.1(a), and includes any Existing Letters of Credit that are deemed replaced with Letters of Credit hereunder pursuant to Section 3.1(a).

"**Letter of Credit Commitment**" shall mean $100,000,000, as the same may be (i) increased solely with the consent of the Administrative Agent and the Letter of Credit Issuer; *provided*, that in no event shall the Letter of Credit Commitment exceed the Total Commitment as a result of any such increase, and (ii) reduced from time to time pursuant to Section 3.1.

"**Letter of Credit Exposure**" shall mean, with respect to any Lender, at any time, the sum of (a) the principal amount of any Unpaid Drawings in respect of which such Lender has made (or is required to have made) payments to the Letter of Credit Issuer pursuant to Section 3.4(a) at such time and (b) such Lender's Commitment Percentage of the Letters of Credit Outstanding at such time (excluding the portion thereof consisting of Unpaid Drawings in respect of which the Lenders have made (or are required to have made) payments to the Letter of Credit Issuer pursuant to Section 3.4(a)) minus the amount of cash or deposit account balances held by the Administrative Agent to Cash Collateralize outstanding Letters of Credit and Unpaid Drawings under Section 3.8. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be "outstanding" in the amount so remaining available to be drawn.

"**Letter of Credit Fee**" shall have the meaning provided in Section 4.1(b).

"**Letter of Credit Issuer**" shall mean JPMorgan Chase Bank, N.A., or any of its Affiliates or any replacement or successor appointed pursuant to Section 3.6.

"**Letter of Credit Request**" shall mean a request of the Borrower in accordance with the terms of Section 3.2(a) and substantially in the form of Exhibit B or such other form (including by electronic or fax transmission) as reasonably agreed among the Borrower, the Administrative Agent and the Letter of Credit Issuer.

"**Letters of Credit Outstanding**" shall mean, at any time, the sum of, without duplication, (a) the aggregate Stated Amount of all outstanding Letters of Credit and (b) the aggregate principal amount of all Unpaid Drawings in respect of all Letters of Credit.

"**LIBOR**" when used in reference to any Loan or Borrowing refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

"**LIBO Rate**" shall mean, with respect to any LIBOR Loan for any Interest Period, the LIBO Screen Rate at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period; *provided* that if the LIBO Screen Rate shall not be available at such time for such Interest Period (an "**Impacted Interest Period**") then the LIBO Rate shall be the Interpolated Rate.

"**LIBO Screen Rate**" shall mean, for any day and time, with respect to any LIBOR Loan for any Interest Period, the London interbank offered rate as administered by ICE Benchmark Administration (or any other Person that takes over the administration of such rate) for U.S. Dollars for a period equal in length to such Interest Period as displayed on such day and time on pages LIBOR01 or LIBOR02 of the Reuters screen that displays such rate (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion).

"**Lien**" shall mean any interest in property securing an obligation owed to, or a claim by, a Person other than the owner of the property, whether such interest is based on the common law, statute or contract, and whether such obligation or claim is fixed or contingent, and including (a) the lien or security interest arising from a mortgage, encumbrance, pledge, security agreement or a financing lease, consignment or bailment for security purposes or (b) Production Payments and the like payable out of Oil and Gas Properties; *provided* that in no event shall an operating lease be deemed to be a Lien.

"**Loan**" shall mean any loan made by a Lender to the Borrower or a Swingline Loan made by the Swingline Lender hereunder.

"**Loan Limit**" shall mean, at any time, the least of (a) the Maximum Aggregate Amount, (b) the Total Commitments at such time and (c) the Borrowing Base at such time (including as it may be reduced pursuant to Section 2.14(g)).

"**Majority Lenders**" shall mean, at any date, (a) Non-Defaulting Lenders having or holding a majority (*i.e.*, more than 50.0%) of the Adjusted Total Commitment at such date, or (b) if the Total Commitment has been terminated or for the purposes of acceleration pursuant to Section 11, Non-Defaulting Lenders having or holding a majority of the outstanding principal amount of the Loans, the Swingline Exposure and Letter of Credit Exposure (excluding the Loans, Swingline Exposure and Letter of Credit Exposure of Defaulting Lenders) in the aggregate at such date.

"**Mandatory Borrowing**" shall have the meaning provided in Section 2.1(c).

"**Master Agreement**" shall have the meaning provided in the definition of "Hedge Agreement".

"**Material Adverse Effect**" shall mean any circumstance or condition affecting the business, assets, operations, properties or financial condition of the Borrower and its Restricted Subsidiaries, taken as a whole, that would, individually or in the aggregate, materially adversely affect (a) the ability of the Borrower and the other Credit Parties, taken as a whole, to perform their payment obligations under this Agreement or any of the other Credit Documents or (b) the rights and remedies of the Administrative Agent and the Lenders under this Agreement or under any of the other Credit Documents.

"**Material Indebtedness**" means Indebtedness for borrowed money (other than the Loans and reimbursement obligations with respect to Letters of Credit), or obligations in respect of one or more Hedge Agreements, of any one or more of the Borrower and its Restricted Subsidiaries in an aggregate outstanding principal amount in excess of $50,000,000. For purposes of determining Material Indebtedness, the "principal amount" of the obligations of the Borrower or any Restricted Subsidiary in respect of any Hedge Agreement at any time shall be the Hedge Termination Value of such Hedge Agreement (giving effect to any netting agreements) that the Borrower or such Restricted Subsidiary would be required to pay if such Hedge Agreement were terminated at such time.

"**Material Subsidiary**" shall mean, at any date of determination, each Domestic Subsidiary of the Borrower that is a wholly-owned Restricted Subsidiary of the Borrower whose Total Assets or revenues (in each case, when combined with the assets or revenues of such Subsidiary's Subsidiaries that are Restricted Subsidiaries, after eliminating intercompany obligations) at the last day of the Test Period were equal to or greater than 7.5% of the Consolidated Total Assets or consolidated revenues, respectively, of the Borrower and the Restricted Subsidiaries at such date, determined in accordance with GAAP; provided that if, at any time and from time to time after the Closing Date, Restricted Subsidiaries that are not Material Subsidiaries have, in the aggregate, Total Assets or revenues (in each case, when combined with the assets or revenues of such Subsidiary's Subsidiaries, after eliminating intercompany obligations) at the last day of such Test Period equal to or greater than 10.0% of the Consolidated Total Assets or consolidated revenues, respectively, of the Borrower and the Restricted Subsidiaries at such date, then the Borrower shall, on the date on which Section 9.1 Financials are delivered pursuant to this Agreement, designate in writing to the Administrative Agent (so long as such designation would be permitted by clauses (c), (d), (e), (f)(i) and (g) of the definition of Excluded Subsidiary) one or more of such Restricted Subsidiaries as "Material Subsidiaries."

"**Maturity Date**" shall mean January 30, 2024.

"**Maximum Aggregate Amount**" shall mean $615,000,000.

"**Midstream Assets**" means all gathering systems and pipeline systems and all equipment, processing, separating, compressor, treatment, storage, transportation, extraction, exchange or manufacturing facilities or other similar facilities related thereto, all natural gas, all liquid product and other storage tanks, liquid product truck loading terminals and any other assets used in connection with, and contracts, permits and other rights in respect of, in each case, the gathering, treating, transporting, handling, filtering, recycling, storing or processing of Hydrocarbons, carbon dioxide and/or water.

"**Moody's**" shall mean Moody's Investors Service, Inc. or any successor by merger or consolidation to its business.

"**Mortgage**" shall mean a mortgage or a deed of trust, deed to secure debt, trust deed, assignment of as-extracted collateral, fixture filing or other security document entered into by the owner of a Mortgaged Property and the Administrative Agent for the benefit of the Secured Parties in respect of that Mortgaged Property, substantially in the form of Exhibit E (with such changes thereto as may be necessary to account

for local law matters) or otherwise in such form as agreed between the Borrower and the Administrative Agent.

"**Mortgaged Property**" shall mean, initially, each parcel of real estate and improvements thereto owned by a Credit Party respect to which a Mortgage is required to be granted pursuant to Section 9.10; *provided* that, for the avoidance of doubt and notwithstanding any provision in any Mortgage to the contrary, in no event is any Building (as defined in the applicable Flood Insurance Regulation) or Manufactured (Mobile) Home (as defined in the applicable Flood Insurance Regulation) located on the Mortgaged Properties (as defined in the applicable Mortgage) within an area having special flood hazards and in which flood insurance is available under the National Flood Insurance Act of 1968 be included in the definition of "Mortgaged Property" or "Mortgaged Properties" and no such Building or Manufactured (Mobile) Home is encumbered by any Mortgage.

"**Multiemployer Plan**" shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which the Borrower or an ERISA Affiliate is, or was within any of the preceding six plan years, obligated to contribute.

"**New Borrowing Base Notice**" shall have the meaning provided in Section 2.14(d).

"**Non-Consenting Lender**" shall have the meaning provided in Section 13.7(b).

"**Non-Defaulting Lender**" shall mean and include each Lender other than a Defaulting Lender.

"**Non-Extension Notice Date**" shall have the meaning provided in Section 3.2(b).

"**Non-U.S. Lender**" shall mean any Lender that is not a U.S. Person.

"**Notice of Borrowing**" shall mean a request of the Borrower in accordance with the terms of Section 2.3(a) and substantially in the form of Exhibit A or such other form as shall be approved by the Administrative Agent (acting reasonably).

"**Notice of Conversion or Continuation**" shall have the meaning provided in Section 2.6(a).

"**NYFRB**" shall mean the Federal Reserve Bank of New York.

"**NYFRB Rate**" shall mean, for any day, the greater of (a) the Federal Funds Effective Rate in effect on such day and (b) the Overnight Rate in effect on such day (or for any day that is not a Business Day, for the immediately preceding Business Day); *provided* that if none of such rates are published for any day that is a Business Day, the term "NYFRB Rate" shall mean the rate for a federal funds transaction quoted at 11:00 a.m. on such day received by the Administrative Agent from a federal funds broker of recognized standing selected by it; *provided*, *further*, that if any of the aforesaid rates as so determined would be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

"**Obligations**" shall mean all advances to, and debts, liabilities, obligations of, any Credit Party arising under any Permitted Additional Revenue Bond Document, any Credit Document or otherwise with respect to any Loan or Letter of Credit or under any Secured Cash Management Agreement or Secured Hedge Agreement, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Credit Party or any Affiliate thereof in any proceeding under any bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding, *provided* that, (i) when any Hedge

Bank assigns or otherwise transfers any interest held by it under any Secured Hedge Agreement to any other Person pursuant to the terms of such agreement, the obligations thereunder shall thereafter continue to constitute Obligations only if such assignee or transferee is also then a Lender or an Affiliate of a Lender, and (ii) if a Hedge Bank ceases to be a Lender hereunder or an Affiliate of a Lender hereunder, obligations owing to such Hedge Bank shall be included as Obligations only to the extent such obligations arise from such transactions under such Hedge Agreements (and not the Master Agreement between such parties) entered into at or before the time such Hedge Bank was a Lender hereunder or an Affiliate of a Lender hereunder without giving effect to any extension, increases, or modifications thereof, or additional transactions thereunder, which are made after such Hedge Bank ceases to be a Lender hereunder or an Affiliate of a Lender hereunder. Without limiting the generality of the foregoing, the Obligations of the Credit Parties under the Credit Documents (and any of their Restricted Subsidiaries to the extent they have obligations under the Credit Documents) include the obligation (including Guarantee Obligations) to pay principal, interest, charges, expenses, fees, attorney costs, indemnities and other amounts payable by any Credit Party under any Credit Document. Notwithstanding the foregoing, (a) the obligations of the Borrower or any other Credit Party under any Secured Hedge Agreement and under any Secured Cash Management Agreement shall be, in each case, secured and unconditionally guaranteed pursuant to the Security Documents and the Guarantee only to the extent that, and for so long as, the other Obligations are so secured and unconditionally guaranteed, (b) any release of Collateral or Guarantors effected in the manner permitted by this Agreement and the other Credit Documents shall not require the consent of the holders of Hedging Obligations under Secured Hedge Agreements, of the holders of Cash Management Obligations under Secured Cash Management Agreements, of the Bond Purchaser or of the Bond Trustee, acting in such capacity, and (c) solely with respect to any Credit Party, Excluded Hedge Obligations of such Credit Party shall in any event be excluded from "Obligations" owing by such Credit Party.

"**Oil and Gas Properties**" shall mean (a) Hydrocarbon Interests, (b) the properties now or hereafter pooled or unitized with Hydrocarbon Interests, (c) all presently existing or future unitization, pooling agreements and declarations of pooled units and the units created thereby (including all units created under orders, regulations and rules of any Governmental Authority) which may affect all or any portion of the Hydrocarbon Interests, (d) all operating agreements, contracts and other agreements, including production sharing contracts and agreements, which relate to any of the Hydrocarbon Interests or the production, sale, purchase, exchange or processing of Hydrocarbons from or attributable to such Hydrocarbon Interests, (e) all Hydrocarbons in and under and which may be produced and saved or attributable to the Hydrocarbon Interests, including all oil in tanks, and all rents, issues, profits, proceeds, products, revenues and other incomes from or attributable to the Hydrocarbon Interests, (f) all tenements, hereditaments, appurtenances and properties in any manner appertaining, belonging, affixed or incidental to the Hydrocarbon Interests and (g) any and all property, real or personal, now owned or hereafter acquired and situated upon, used, held for use or useful in connection with the operating, working or development of any of such Hydrocarbon Interests or property described in clauses (a) through (f) above (excluding drilling rigs, automotive equipment, rental equipment or other personal property which may be on such premises for the purpose of drilling a well or for other similar temporary uses), including any and all oil wells, gas wells, injection wells or other wells, buildings, structures, fuel separators, liquid extraction plants, plant compressors, pumps, pumping units, field gathering systems, gas processing plants and pipeline systems and any related infrastructure to any thereof, tanks and tank batteries, fixtures, valves, fittings, machinery and parts, engines, boilers, meters, apparatus, equipment, appliances, tools, implements, cables, wires, towers, casing, tubing and rods, surface leases, rights-of-way, easements and servitudes, and all additions, substitutions, replacements, accessions and attachments to any and all of the foregoing.

"**Onshore**" means Denbury Onshore, LLC, a Delaware limited liability company.

"**Other Connection Taxes**" means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than

connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Credit Document, or sold or assigned an interest in any Loan or Credit Document).

"**Other Taxes**" shall mean any and all present or future stamp, registration, court, documentary, intangible, recording, filing, property or similar Taxes (including interest, fines, penalties, additions to Tax and related, reasonable, out-of-pocket expenses with regard thereto) arising from any payment made hereunder or made under any other Credit Document or from the execution or delivery of, registration or enforcement of, consummation or administration of, or otherwise with respect to, this Agreement or any other Credit Document; *provided* that such term shall not include any of the foregoing Taxes that result from an assignment, grant of a participation pursuant to Section 13.6(c) or transfer or assignment to or designation of a new lending office or other office for receiving payments under any Credit Document ("**Assignment Taxes**") to the extent such Assignment Taxes are imposed as a result of a connection between the assignor/participating Lender and/or the assignee/Participant and the taxing jurisdiction (other than a connection arising solely from any Credit Documents or any transactions contemplated thereunder), except to the extent that any such action described in this proviso is requested or required by the Borrower (including any request by the Borrower under Section 2.12 or Section 13.7).

"**Overnight Rate**" shall mean, for any day, the rate comprised of both overnight federal funds and overnight LIBOR loans by U.S.-managed banking offices of depository institutions, as such composite rate shall be determined by the NYFRB as set forth on its public website from time to time, and published on the next succeeding Business Day by the NYFRB as an overnight bank funding rate.

"**Participant**" shall have the meaning provided in Section 13.6(c).

"**Participant Register**" shall have the meaning provided in Section 13.6(c).

"**Patriot Act**" shall have the meaning provided in Section 13.18.

"**PBGC**" shall mean the Pension Benefit Guaranty Corporation established pursuant to Section 4002 of ERISA, or any successor thereto.

"**Pension Act**" shall mean the Pension Protection Act of 2006, as it presently exists or as it may be amended from time to time.

"**Permitted Acquisition**" shall mean the acquisition, by merger or otherwise, by the Borrower or any of the Restricted Subsidiaries of assets (including any assets constituting a business unit, line of business or division) or Stock or Stock Equivalents, so long as (a) such acquisition and all transactions related thereto shall be consummated in all material respects in accordance with Requirements of Law; (b) if such acquisition involves the acquisition of Stock or Stock Equivalents of a Person that upon such acquisition would become a Subsidiary, such acquisition shall result in the issuer of such Stock becoming a Restricted Subsidiary and, to the extent required by Section 9.10(a), a Guarantor (subject to the time periods set forth therein); (c) such acquisition shall result in the Administrative Agent, for the benefit of the Secured Parties, being granted a security interest in any Stock or any assets so acquired to the extent required by Section 9.10(a) and (b) (subject to the time periods set forth therein); (d) after giving effect to such acquisition, no Event of Default shall have occurred and be continuing; (e) after giving effect to such acquisition, the Borrower and its Restricted Subsidiaries shall be in compliance with Section 10.13; and (f) the Borrower shall be in compliance, on a pro forma basis after giving effect to such acquisition, with the Financial Performance Covenants, as such covenants are recomputed as at the last day of the most recently

ended Test Period for which Section 9.1 Financials have been delivered as if such acquisition had occurred on the first day of such Test Period.

"**Permitted Additional Debt**" shall mean unsecured senior or senior subordinated Indebtedness issued by the Borrower or a Guarantor, (a) the terms of which do not provide for any scheduled amortization, scheduled principal prepayments, mandatory redemptions or prepayments, or sinking fund obligations prior to the 180th day after the Maturity Date (other than customary offers to purchase or redeem such Indebtedness upon a "change of control", casualty event or asset sale), (b) which does not have a maturity date prior to the 180th day after the Maturity Date, (c) the terms of which do not contain covenants (other than financial covenants) or events of default, taken as a whole, that are more restrictive or onerous on the Borrower and its Restricted Subsidiaries than the terms of this Agreement as in effect at the time of such issuance or incurrence (as determined in good faith by senior management of the Borrower (unless the Borrower offers to amend this Agreement to incorporate such more restrictive covenants or events of default, as applicable (and executes an amendment giving effect to such terms to the extent agreed to by the Majority Lenders))), (d) the terms of which do not contain financial maintenance covenants which are, individually or in the aggregate, more restrictive or onerous than the financial maintenance covenants contained in this Agreement as in effect at the time of such issuance or incurrence (unless the Borrower offers to amend this Agreement to incorporate such more restrictive financial covenants (and executes an amendment giving effect to such terms to the extent agreed to by the Majority Lenders)), (e) the terms of which do not contain restrictions on the ability of the Borrower or any of its Restricted Subsidiaries to guarantee the Obligations or to repay the Obligations, and (f) for which no Subsidiary of the Borrower (other than a Guarantor) is an obligor under such Indebtedness.

"**Permitted Additional Debt Documents**" shall mean each credit agreement, loan agreement, promissory note, indenture or other agreement governing any Permitted Additional Debt, all guarantees of Permitted Additional Debt and all other agreements, documents or instruments executed and delivered by any Credit Party in connection with, or pursuant to, the incurrence or issuance of Permitted Additional Debt.

"**Permitted Additional Revenue Bond Documents**" shall mean, collectively, any Permitted Additional Revenue Bonds, and any loan agreement, promissory note, purchase agreement, indenture and all other agreements, documents and instruments hereafter executed and/or delivered by, between or among any Credit Party, Bond Issuer, Bond Trustee and/or Bond Purchaser pursuant to, and in connection with, any Permitted Additional Revenue Bonds or any Permitted Additional Revenue Bond Transaction, each of which agreements, documents and instruments shall be in form and substance acceptable to Administrative Agent in its sole discretion.

"**Permitted Additional Revenue Bond Transaction**" shall mean any transaction entered into after the date hereof among Onshore or any other Credit Party with Bond Purchaser, Bond Issuer and Bond Trustee in connection with the issuance and sale by Bond Issuer of its Permitted Additional Revenue Bonds to Bond Purchaser if, with respect thereto, each of the conditions set forth in Section 10.1(u) is met.

"**Permitted Additional Revenue Bonds**" shall mean, whether one or more, Bond Issuer's taxable industrial development revenue bonds issued after the date hereof in connection with a Permitted Additional Revenue Bond Transaction.

"**Permitted Investments**" shall mean:

(a)   securities issued or unconditionally guaranteed by the United States government or any agency or instrumentality thereof, in each case having maturities and/or reset dates of not more than 24 months from the date of acquisition thereof;

(b)   securities issued by any state, territory or commonwealth of the United States of America or any political subdivision of any such state, territory or commonwealth or any public instrumentality thereof or any political subdivision of any such state, territory or commonwealth or any public instrumentality thereof having maturities of not more than 24 months from the date of acquisition thereof and, at the time of acquisition, having an investment grade rating generally obtainable from either S&P or Moody's (or, if at any time neither S&P nor Moody's shall be rating such obligations, then from another nationally recognized rating service);

(c)   commercial paper maturing no more than 12 months after the date of creation thereof and, at the time of acquisition, having a rating of at least A-2 or P-2 from either S&P or Moody's (or, if at any time neither S&P nor Moody's shall be rating such obligations, an equivalent rating from another nationally recognized rating service);

(d)   time deposits with, or domestic and LIBOR certificates of deposit or bankers' acceptances maturing no more than two years after the date of acquisition thereof issued by any Lender or any other bank having combined capital and surplus of not less than $500,000,000 in the case of domestic banks and $100,000,000 (or the Dollar equivalent thereof) in the case of foreign banks;

(e)   repurchase agreements with a term of not more than 90 days for underlying securities of the type described in clauses (a), (b) and (d) above entered into with any bank meeting the qualifications specified in clause (d) above or securities dealers of recognized national standing;

(f)   marketable short-term money market and similar funds either (i) having assets in excess of $500,000,000 or (ii) having a rating of at least A-2 or P-2 from either S&P or Moody's (or, if at any time neither S&P nor Moody's shall be rating such obligations, an equivalent rating from another nationally recognized rating service); and

(g)   shares of investment companies that are registered under the Investment Company Act of 1940 and substantially all the investments of which are one or more of the types of securities described in clauses (a) through (f) above.

"**Permitted Investors**" shall mean Fidelity Management and Research Company, GoldenTree Asset Management LP, Cyrus Capital Partners, LP and Capital Research Management, together with any one or more of the foregoing Persons' Affiliates (other than any operating portfolio companies thereof).

"**Permitted Liens**" shall mean the Liens permitted by Section 10.2.

"**Permitted Refinancing Indebtedness**" shall mean, with respect to any Indebtedness (the "**Refinanced Indebtedness**"), any Indebtedness issued or incurred in exchange for, or the net proceeds of which are used to modify, extend, refinance, renew, replace or refund (collectively to "**Refinance**" or a "**Refinancing**" or "**Refinanced**"), such Refinanced Indebtedness (or previous refinancing thereof constituting Permitted Refinancing Indebtedness); *provided* that (1) the principal amount (or accreted value, if applicable) of any such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Refinanced Indebtedness outstanding immediately prior to such Refinancing except by an amount equal to the unpaid accrued interest and premium thereon plus other amounts paid and fees and expenses incurred in connection with such Refinancing (including original issue discount) plus an amount equal to any existing commitment unutilized and letters of credit undrawn thereunder, and (2) other than with respect to a Refinancing in respect of Indebtedness permitted pursuant to Section 10.1(f), such Permitted Refinancing Indebtedness shall have a final maturity date equal to or later than the earlier of (x) the final maturity date of the Refinanced Indebtedness and (y) the date which is 180 days after the Maturity Date, and has a Weighted Average Life to Maturity equal to or greater than the

Weighted Average Life to Maturity of, the Refinanced Indebtedness, and (3) if the Indebtedness being Refinanced is Indebtedness permitted by Section 10.1(j), the terms and conditions of any such Permitted Refinancing Indebtedness, taken as a whole, are not materially less favorable to the Lenders than the terms and conditions of the Refinanced Indebtedness being Refinanced (including, if applicable, as to collateral priority and subordination, but excluding as to interest rates, fees, floors, funding discounts and redemption or prepayment premiums (unless the Borrower offers to amend this Agreement to incorporate such more restrictive terms and conditions (and executes an amendment giving effect to such terms to the extent agreed to by the Majority Lenders))); *provided* that a certificate of an Authorized Officer of the Borrower delivered to the Administrative Agent at least five Business Days prior to the incurrence or issuance of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the Borrower has determined in good faith that such terms and conditions satisfy the foregoing requirement shall be conclusive evidence that such terms and conditions satisfy the foregoing requirement.

"**Person**" shall mean any individual, partnership, joint venture, firm, corporation, limited liability company, association, trust or other enterprise or any Governmental Authority.

"**Petition Date**" shall have the meaning provided in the recitals hereto.

"**Petroleum Industry Standards**" shall mean the Definitions for Oil and Gas Reserves promulgated by the Society of Petroleum Engineers (or any generally recognized successor) as in effect at the time in question.

"**Plan**" shall mean any single-employer plan, as defined in Section 4001 of ERISA and subject to Title IV of ERISA, that is or was within any of the preceding six plan years maintained or contributed to (or to which there is or was an obligation to contribute or to make payments to) by the Borrower or an ERISA Affiliate.

"**Pledge and Security Agreement**" shall mean the Pledge and Security Agreement, dated as of the date hereof, entered into by the Borrower, the other pledgors party thereto and the Administrative Agent, for the benefit of the Secured Parties, substantially in the form of Exhibit D.

"**Prepackaged Plan**" shall have the meaning provided in the recitals hereto.

"**Pre-Petition Credit Agreement**" shall have the meaning provided in the recitals hereto.

"**Pre-Petition Lenders**" shall have the meaning provided in the recitals hereto.

"**Pre-Petition Loans**" shall mean the "Loans" under and as defined in the Pre-Petition Credit Agreement made by the Pre-Petition Lenders to the Borrower pursuant to the Pre-Petition Credit Agreement that are outstanding immediately prior to the Closing Date.

"**Prime Rate**" shall mean the rate of interest last quoted by The Wall Street Journal as the "Prime Rate" in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the "bank prime loan" rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by the Administrative Agent) or any similar release by the Federal Reserve Board (as determined by the Administrative Agent). Each change in the Prime Rate shall be effective from and including the date such change is publicly announced or quoted as being effective.

"**Production Payment**" means a production payment obligation (whether volumetric or dollar denominated) of the Borrower or any of its Restricted Subsidiaries which are payable from a specified share of proceeds received from production from specified Oil and Gas Properties, together with all undertakings and obligations in connection therewith.

"**Projected Volume**" shall mean the reasonably anticipated production of crude oil, natural gas and natural gas liquids, calculated separately, as such production is projected from the Borrower's and its Restricted Subsidiaries' Oil and Gas Properties constituting Proved Reserves, as set forth in the Initial Reserve Report and thereafter the most recent Reserve Report delivered pursuant to the terms of this Agreement.

"**Proposed Borrowing Base**" shall have the meaning provided in Section 2.14(c)(i).

"**Proposed Borrowing Base Notice**" shall have the meaning provided in Section 2.14(c)(ii).

"**Proved Developed Producing Reserves**" shall mean oil and gas reserves that, in accordance with Petroleum Industry Standards, are classified as both "Proved Reserves" and "Developed Producing Reserves."

"**Proved Developed Reserves**" shall mean oil and gas reserves that, in accordance with Petroleum Industry Standards, are classified as both "Proved Reserves" and one of the following: (a) "Developed Producing Reserves" or (b) "Developed Non-Producing Reserves."

"**Proved Reserves**" shall mean oil and gas reserves that, in accordance with Petroleum Industry Standards, are classified as both "Proved Reserves" and one of the following: (a) "Developed Producing Reserves", (b) "Developed Non-Producing Reserves" or (c) "Undeveloped Reserves."

"**Purchase Money Indebtedness**" shall mean Indebtedness incurred to finance the acquisition, construction, lease, repair, replacement, expansion or improvement of fixed or capital assets, and which Indebtedness is incurred prior to or within 270 days after the acquisition, construction, lease, repair, replacement, expansion, or improvement of such fixed or capital asset.

"**PV-9**" shall mean, with respect to any Proved Reserves expected to be produced from any Borrowing Base Properties, the net present value, discounted at 9% per annum, of the future net revenues expected to accrue to the Borrower's and the other Credit Parties' collective interests in such reserves during the remaining expected economic lives of such reserves, calculated in accordance with the most recent Bank Price Deck provided to the Borrower by the Administrative Agent pursuant to Section 2.14(h).

"**QFC**" has the meaning assigned to the term "qualified financial contract" in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

"**QFC Credit Support**" has the meaning given to such term in Section 13.24.

"**Qualified Acquisition**" means an acquisition or a series of related acquisitions in which the consideration paid by the Credit Parties is equal to or greater than 5% of the Borrowing Base then in effect.

"**Qualified Disposition**" means a Disposition or a series of related Dispositions in which the consideration received by the Credit Parties is equal to or greater than 5% of the Borrowing Base then in effect.

"**Recipient**" shall mean (a) the Administrative Agent, (b) any Lender and (c) the Letter of Credit Issuer, as applicable.

"**Redetermination Date**" shall mean, with respect to any Scheduled Redetermination or any Interim Redetermination, the date that the redetermined Borrowing Base related thereto becomes effective pursuant to Section 2.14(d). Notwithstanding the foregoing, the Closing Date shall be deemed to be a Redetermination Date.

"**Refinance**" shall have the meaning provided in the definition of "Permitted Refinancing Indebtedness."

"**Refinanced Indebtedness**" shall have the meaning provided in the definition of "Permitted Refinancing Indebtedness."

"**Register**" shall have the meaning provided in Section 13.6(b)(iv).

"**Regulation T**" shall mean Regulation T of the Federal Reserve Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

"**Regulation U**" shall mean Regulation U of the Federal Reserve Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

"**Regulation X**" shall mean Regulation X of the Federal Reserve Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

"**Reimbursement Date**" shall have the meaning provided in Section 3.4(a).

"**Related Parties**" shall mean, with respect to any specified Person, such Person's Affiliates and the directors, officers, employees, agents and members of such Person or such Person's Affiliates and any Person that possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise.

"**Release**" shall mean any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration.

"**Relevant Governmental Body**" shall mean the Federal Reserve Board and/or the NYFRB, or a committee officially endorsed or convened by the Federal Reserve Board and/or the NYFRB or, in each case, any successor thereto.

"**Reportable Event**" shall mean an event described in Section 4043 of ERISA and the regulations thereunder, other than any event as to which the 30-day notice period has been waived.

"**Required Lenders**" shall mean, at any date, (a) Non-Defaulting Lenders having or holding at least 66-⅔% of the Adjusted Total Commitment at such date or (b) if the Total Commitment has been terminated, Non-Defaulting Lenders having or holding at least 66-⅔% of the outstanding principal amount of the Loans, the Swingline Exposure and Letter of Credit Exposure (excluding the Loans, Swingline Exposure and Letter of Credit Exposure of Defaulting Lenders) in the aggregate at such date.

"**Requirement of Law**" shall mean, as to any Person, any law, treaty, rule, regulation, statute, order, ordinance, decree, judgment, consent decree, writ, injunction, settlement agreement or governmental requirement enacted, promulgated or imposed or entered into or agreed by any Governmental Authority, in

each case applicable to or binding upon such Person or any of its property or assets or to which such Person or any of its property or assets is subject.

"**Reserve Report**" shall mean (a) the Initial Reserve Report and (b) any other subsequent report, in form and substance reasonably satisfactory to the Administrative Agent, setting forth, as of each December 31st or June 30th, as applicable (or such other date in the event of certain Interim Redeterminations), the Proved Reserves and the Proved Developed Reserves attributable to the Borrowing Base Properties of the Borrower and the Credit Parties, together with a projection of the rate of production and future net income, taxes, operating expenses and Capital Expenditures with respect thereto as of such date, based upon the most recent Bank Price Deck provided to the Borrower by the Administrative Agent pursuant to Section 2.14(h); *provided* that in connection with any Interim Redetermination of the Borrowing Base pursuant to the last sentence of Section 2.14(b), (i.e., as a result of the Borrower having acquired Oil and Gas Properties with Proved Reserves that are to be Borrowing Base Properties having a PV-9 (calculated at the time of acquisition) in excess of five percent (5.0%) of the Borrowing Base in effect immediately prior to such acquisition), the Borrower shall be required, for purposes of updating the Reserve Report, to set forth such additional Proved Reserves and related information as are the subject of such acquisition.

"**Resolution Authority**" shall mean an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

"**Restricted Payments**" shall have the meaning provided in Section 10.6.

"**Restricted Subsidiary**" shall mean any Subsidiary of the Borrower other than an Unrestricted Subsidiary.

"**S&P**" shall mean Standard & Poor's Ratings Services or any successor by merger or consolidation to its business.

"**Sanctioned Country**" means, at any time, a country or territory which is itself the subject or target of any Sanctions (which as of the date of this Agreement includes Crimea, Cuba, Iran, North Korea and Syria).

"**Sanctioned Person**" means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b).

"**Sanctions**" means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State.

"**Scheduled Redetermination**" shall have the meaning provided in Section 2.14(b).

"**Scheduled Redetermination Date**" shall mean the date on which a Borrowing Base that has been redetermined pursuant to a Scheduled Redetermination becomes effective as provided in Section 2.14(d).

"**SEC**" shall mean the Securities and Exchange Commission or any successor thereto.

"**Section 9.1 Financials**" shall mean the financial statements delivered or required to be delivered pursuant to Section 9.1(a) or Section 9.1(b), together with the accompanying Authorized Officer's certificate delivered, or required to be delivered, pursuant to Section 9.1(c).

"**Securities Account**" shall have the meaning set forth in Article 8 of the UCC.

"**Secured Cash Management Agreement**" shall mean any Cash Management Agreement by and between any Credit Party and any Cash Management Bank.

"**Secured Hedge Agreement**" shall mean any Hedge Agreement by and between any Credit Party and any Hedge Bank, including any Hedge Agreement that is in effect on the Closing Date between any Credit Party and any Hedge Bank.

"**Secured Parties**" shall mean, collectively, the Administrative Agent, the Letter of Credit Issuer, each Lender, each Hedge Bank that is party to any Secured Hedge Agreement, each Cash Management Bank that is a party to any Secured Cash Management Agreement and each sub-agent pursuant to Section 12 appointed by the Administrative Agent with respect to matters relating to the Credit Documents.

"**Securities Act**" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Security Documents**" shall mean, collectively, (a) the Pledge and Security Agreement, (b) the Mortgages, and (c) each other security agreement or other instrument or document executed and delivered pursuant to Section 9.11 or pursuant to any other such Security Documents or otherwise to secure or perfect the security interest in any or all of the Obligations.

"**SOFR**" shall mean, with respect to any day, the secured overnight financing rate published for such day by the NYFRB, as the administrator of the benchmark (or a successor administrator), on the Federal Reserve Bank of New York's Website.

"**SOFR-Based Rate**" shall mean SOFR, Compounded SOFR or Term SOFR.

"**Solvent**" shall mean that, as of any date of determination, (a) the fair value of the assets of the Borrower and the Restricted Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, subordinated, contingent or otherwise, of the Borrower and the Restricted Subsidiaries on a consolidated basis; (b) the present fair saleable value of the real and personal property of the Borrower and the Restricted Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of the Borrower and the Restricted Subsidiaries on a consolidated basis on their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) the Borrower and the Restricted Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (d) the Borrower and the Restricted Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted after the date hereof. The amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability. "**Solvency**" shall have a correlative meaning.

"**Stated Amount**" of any Letter of Credit shall mean the maximum amount from time to time available to be drawn thereunder, determined without regard to whether any conditions to drawing could then be met.

"**Statutory Reserve Rate**" shall mean a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentage (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Federal Reserve Board to which the Administrative Agent is subject with respect to the Adjusted LIBO Rate, for eurocurrency funding (currently referred to as "Eurocurrency liabilities" in Regulation D). Such reserve percentage shall include those imposed pursuant to Regulation D. LIBOR Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

"**Stock**" shall mean any and all shares of capital stock or shares in the capital, as the case may be (whether denominated as common stock or preferred stock or ordinary shares or preferred shares, as the case may be), beneficial, partnership or membership interests, participations or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company or equivalent entity, whether voting or non-voting.

"**Stock Equivalents**" shall mean all securities convertible into or exchangeable for Stock and all warrants, options or other rights to purchase or subscribe for any Stock, whether or not presently convertible, exchangeable or exercisable.

"**Subsidiary**" of any Person shall mean and include (a) any corporation more than 50% of whose Stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time Stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person directly or indirectly through Subsidiaries and (b) any limited liability company, partnership, association, joint venture or other entity of which such Person directly or indirectly through Subsidiaries has more than a 50% equity interest at the time. Unless otherwise expressly provided, all references herein to a "Subsidiary" shall mean a Subsidiary of the Borrower.

"**Subsidiary Guarantor**" shall mean each Subsidiary that is a Guarantor.

"**Supported QFC**" has the meaning given to such term in Section 13.24.

"**Swap Obligation**" means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a "swap" within the meaning of Section 1a(47) of the Commodity Exchange Act.

"**Swingline Commitment**" shall mean the obligation of the Swingline Lender to make Swingline Loans pursuant to Section 2.1 in an aggregate principal amount at any one time outstanding not to exceed $25,000,000.

"**Swingline Exposure**" shall mean at any time the aggregate principal amount at such time of all outstanding Swingline Loans. The Swingline Exposure of any Lender at any time shall equal its Commitment Percentage of the aggregate Swingline Exposure at such time.

"**Swingline Lender**" shall mean JPMorgan Chase Bank, N.A., in its capacity as the lender of Swingline Loans hereunder.

"**Swingline Loan**" shall have the meaning provided in Section 2.1(b).

"**Swingline Maturity Date**" shall mean, with respect to any Swingline Loan, the date that is five Business Days prior to the Maturity Date.

"**Taxes**" shall mean any and all present or future taxes, duties, levies, imposts, assessments, deductions, withholdings, fees or other charges imposed by any Governmental Authority whether computed on a separate, consolidated, unitary, combined or other basis and any interest, fines, penalties or additions to tax with respect to the foregoing.

"**Term SOFR**" shall mean the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

"**Termination Date**" shall mean the earlier to occur of (a) the Maturity Date and (b) the date on which the Total Commitment shall have terminated.

"**Test Period**" shall mean (a) for the fiscal quarters ending on December 31, 2020, March 31, 2021 and June 30, 2021, the period commencing on October 1, 2020 and ending on the last day of such applicable fiscal quarter and (b) for the fiscal quarter ending on September 30, 2021 and for each fiscal quarter thereafter, the period of four (4) consecutive fiscal quarters ending on the last day of such applicable fiscal quarter.

"**Total Assets**" shall mean, as of any date of determination with respect to any Person, the amount that would, in conformity with GAAP, be set forth opposite the caption "total assets" (or any like caption) on a balance sheet of such Person at such date.

"**Total Commitment**" shall mean the sum of the Commitments of the Lenders. The Total Commitments as of the Closing Date is $575,000,000.

"**Total Exposure**" shall mean, with respect to any Lender at any time, the sum of (a) the aggregate principal amount of the Loans of such Lender then outstanding (including, for the avoidance of doubt, the Total Exposure with respect to any Existing Loans that are deemed refinanced with Loans hereunder), (b) such Lender's Letter of Credit Exposure at such time with respect to all Letters of Credit (including, for the avoidance of doubt, the Total Exposure with respect to any Existing Letters of Credit that are deemed replaced with Letters of Credit hereunder) and (a) such Lender's Swingline Exposure at such time.

"**Transactions**" shall mean, collectively, (a) with respect to the Borrower, the execution, delivery and performance of this Agreement and the other Credit Documents, the borrowing (or deemed borrowing) of Loans (including, for the avoidance of doubt, the Existing Loans), the use of the proceeds thereof, the issuance of Letters of Credit (including, for the avoidance of doubt, the Existing Letters of Credit) hereunder and the grant of Liens by the Borrower on the Collateral pursuant to the Security Documents, (b) with respect to each Guarantor, the execution, delivery and performance by such Guarantor of this Agreement and the other Credit Documents to which it is a party, the guaranteeing of the Obligations by such Guarantor and such Guarantor's grant of Liens on the Collateral pursuant to the Security Documents and (c) the other transactions contemplated by this Agreement and the Credit Documents.

"**Transferee**" shall have the meaning provided in Section 13.6(e).

"**Type**" shall mean, as to any Loan, its nature as an ABR Loan or a LIBOR Loan.

"**UCC**" shall mean the Uniform Commercial Code of the State of New York or of any other state the laws of which are required to be applied in connection with the perfection of security interests in any Collateral.

"**UK Financial Institution**" shall mean any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any Person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

"**UK Resolution Authority**" shall mean the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

"**Unadjusted Benchmark Replacement**" shall mean the Benchmark Replacement excluding the Benchmark Replacement Adjustment; *provided* that, if the Unadjusted Benchmark Replacement as so determined would be less than one percent (1.0%), the Unadjusted Benchmark Replacement will be deemed to be one percent (1.0%) for the purposes of this Agreement.

"**Undisclosed Administration**" means in relation to a Lender the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official by a supervisory authority or regulator under or based on the law in the country where such Lender is subject to home jurisdiction supervision if applicable law requires that such appointment is not to be publicly disclosed.

"**Unfunded Current Liability**" of any Plan shall mean the amount, if any, by which the Accumulated Benefit Obligation (as defined under FASB Accounting Standards Codification 715 ("**ASC 715**")) under the Plan as of the close of its most recent plan year, determined in accordance with ASC 715 as in effect on the date hereof, exceeds the Fair Market Value of the assets allocable thereto.

"**Unpaid Drawing**" shall have the meaning provided in Section 3.4(a).

"**Unrestricted Subsidiary**" shall mean (a) as of the Closing Date, any Subsidiary of the Borrower that is listed on Schedule 1.1(d), (b) any Subsidiary of the Borrower that is formed or acquired after the Closing Date; *provided* that at such time (or promptly thereafter) the Borrower designates such Subsidiary an Unrestricted Subsidiary in a written notice to the Administrative Agent, (c) any Restricted Subsidiary subsequently designated as an Unrestricted Subsidiary by the Borrower in a written notice to the Administrative Agent; *provided* that in the case of (b) and (c), (i) such designation shall be deemed to be an Investment on the date of such designation in the amount of the Fair Market Value of the Borrower's and Restricted Subsidiaries' outstanding investments therein, (ii) in the case of clause (c), such designation shall be deemed to be a Disposition of the assets owned by such Restricted Subsidiary on the date of such designation for the purposes of Section 10.4(b) and (iii) no Borrowing Base Deficiency, Default or Event of Default would result from such designation after giving pro forma effect thereto and (d) each Subsidiary of an Unrestricted Subsidiary. No Subsidiary may be designated as an Unrestricted Subsidiary if, after such designation, it would be a "Restricted Subsidiary" and/or "guarantor" for the purpose of any Permitted Additional Debt or any Permitted Refinancing Indebtedness in respect of any of the foregoing. The Borrower may, by written notice to the Administrative Agent, re-designate any Unrestricted Subsidiary as a Restricted Subsidiary, and thereafter, such Subsidiary shall no longer constitute an Unrestricted Subsidiary, but only if (1) to the extent such Subsidiary has outstanding Indebtedness on the date of such designation, immediately after giving effect to such designation, the Borrower shall be in compliance, on a pro forma basis after giving effect to the incurrence of such Indebtedness, with the Financial Performance Covenants, as such covenants are recomputed as at the last day of the most recently ended Test Period for which Section 9.1 Financials have been delivered as if such re-designation had occurred on the first day of such Test Period (and, as a condition precedent to the effectiveness of any such designation, the Borrower shall deliver to the Administrative Agent a certificate setting forth in reasonable detail the calculations demonstrating satisfaction of such test) and (2) no Default or Event of Default would result from such re-designation.

"**U.S. Person**" means a "United States person" as defined in Section 7701(a)(30) of the Code.

"**U.S. Special Resolution Regimes**" has the meaning given to such term in <u>Section 13.24</u>.

"**U.S. Tax Compliance Certificate**" shall have the meaning provided in <u>Section 5.4(e)(i)(B)(3)</u>.

"**Voting Stock**" shall mean, with respect to any Person, such Person's Stock or Stock Equivalents having the right to vote for the election of directors of such Person under ordinary circumstances.

"**Weighted Average Life to Maturity**" shall mean, when applied to any Indebtedness at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness.

"**Write-Down and Conversion Powers**" shall mean, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that Person or any other Person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

       1.2   <u>Other Interpretive Provisions</u>. With reference to this Agreement and each other Credit Document, unless otherwise specified herein or in such other Credit Document:

(a)   The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b)   The words "herein", "hereto", "hereof" and "hereunder" and words of similar import when used in any Credit Document shall refer to such Credit Document as a whole and not to any particular provision thereof.

(c)   Article, Section, Exhibit and Schedule references are to the Credit Document in which such reference appears.

(d)   The term "including" is by way of example and not limitation.

(e)   The term "documents" includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(f)   In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including"; the words "to" and "until" each mean "to but excluding"; and the word "through" means "to and including".

(g)   Section headings herein and in the other Credit Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Credit Document.

(h)   Any reference to any Person shall be constructed to include such Person's successors or assigns (subject to any restrictions on assignment set forth herein) and, in the case of any Governmental Authority, any other Governmental Authority that shall have succeeded to any or all of the functions thereof.

(i)   Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

(j)   The word "will" shall be construed to have the same meaning as the word "shall".

(k)   The words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

1.3   Accounting Terms. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be calculated, submitted and/or delivered (or deemed delivered) pursuant to this Agreement shall be prepared in conformity with, GAAP, applied in a manner consistent with, the Historical Financial Statements, except as otherwise specifically prescribed herein; *provided*, *however*, that if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Closing Date in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made giving effect to Financial Accounting Standards Board Accounting Standards Codification 842 with respect to the accounting treatment of capital leases and operating leases thereof, but without giving effect to any election under Financial Accounting Standards Board Accounting Standards Codification 825 (or any other Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Borrower or any Subsidiary at "fair value", as defined therein.

1.4   Rounding. Any financial ratios required to be maintained or complied with by the Borrower pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.5   References to Agreements, Laws, Etc. Unless otherwise expressly provided herein, (a) references to organizational documents, agreements (including the Credit Documents) and other Contractual Requirements shall be deemed to include all subsequent amendments, restatements, amendment and restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, amendment and restatements, extensions, supplements and other modifications are permitted by any Credit Document and (b) references to any Requirement of Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Requirement of Law.

1.6   Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Dallas, Texas (daylight or standard, as applicable).

1.7   Timing of Payment or Performance. When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment (other than as described in Section 2.9) or performance shall extend to the immediately succeeding Business Day.

1.8   Currency Equivalents Generally.

(a)   For purposes of any determination under Section 9, Section 10 (other than Section 10.11) or Section 11 or any determination under any other provision of this Agreement requiring the use of a current exchange rate, all amounts incurred, outstanding or proposed to be incurred or outstanding in currencies other than Dollars shall be translated into Dollars at the Exchange Rate then in effect on the date of such determination; *provided*, *however*, that (x) for purposes of determining compliance with Section 10 with respect to the amount of any Indebtedness, Investment, Disposition, Restricted Payment or payment under Section 10.7 in a currency other than Dollars, no Default or Event of Default shall be deemed to have occurred solely as a result of changes in rates of exchange occurring after the time such Indebtedness or Investment is incurred or Disposition, Restricted Payment or payment under Section 10.7 is made, (y) for purposes of determining compliance with any Dollar-denominated restriction on the incurrence of Indebtedness, if such Indebtedness is incurred to Refinance other Indebtedness denominated in a foreign currency, and such Refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such Refinancing, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinanced Indebtedness does not exceed the principal amount of such Indebtedness being Refinanced and (z) for the avoidance of doubt, the foregoing provisions of this Section 1.8 shall otherwise apply to such Sections, including with respect to determining whether any Indebtedness or Investment may be incurred or Disposition, Restricted Payment or payment under Section 10.7 may be made at any time under such Sections. For purposes of Section 10.11, amounts in currencies other than Dollars shall be translated into Dollars at the applicable exchange rates used in preparing the most recently delivered financial statements pursuant to Section 9.1(a) or Section 9.1(b).

(b)   Each provision of this Agreement shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify with the Borrower's consent (such consent not to be unreasonably withheld) to appropriately reflect a change in currency of any country and any relevant market conventions or practices relating to such change in currency.

1.9   Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Type (e.g., a "LIBOR Loan").

1.10   Divisions. For all purposes under the Credit Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction's laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized and acquired on the first date of its existence by the holders of its Stock at such time.

1.11   Interest Rates; LIBOR Notification. The interest rate on LIBOR Loans is determined by reference to the LIBO Rate, which is derived from the London interbank offered rate. The London interbank offered rate is intended to represent the rate at which contributing banks may obtain short-term borrowings from each other in the London interbank market. In July 2017, the U.K. Financial Conduct

Authority announced that, after the end of 2021, it would no longer persuade or compel contributing banks to make rate submissions to the ICE Benchmark Administration (together with any successor to the ICE Benchmark Administrator, the "**IBA**") for purposes of the IBA setting the London interbank offered rate. As a result, it is possible that commencing in 2022, the London interbank offered rate may no longer be available or may no longer be deemed an appropriate reference rate upon which to determine the interest rate on LIBOR Loans. In light of this eventuality, public and private sector industry initiatives are currently underway to identify new or alternative reference rates to be used in place of the London interbank offered rate. Upon the occurrence of a Benchmark Transition Event or an Early Opt-In Election, Section 2.18(b) provides a mechanism for determining an alternative rate of interest. The Administrative Agent will promptly notify the Borrower, pursuant to Section 2.18(d), of any change to the reference rate upon which the interest rate on LIBOR Loans is based. However, the Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, the administration, submission or any other matter related to the London interbank offered rate or other rates in the definition of "LIBO Rate" or with respect to any alternative or successor rate thereto, or replacement rate thereof (including, without limitation, (a) any such alternative, successor or replacement rate implemented pursuant to Section 2.18(b), whether upon the occurrence of a Benchmark Transition Event or an Early Opt-in Election, and (b) the implementation of any Benchmark Replacement Conforming Changes pursuant to Section 2.18(c)), including without limitation, whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, the LIBO Rate or have the same volume or liquidity as did the London interbank offered rate prior to its discontinuance or unavailability.

SECTION 2.   Amount and Terms of Credit

2.1   Commitments.

(a)   (i)   Subject to and upon the terms and conditions herein set forth, each Lender severally, but not jointly, agrees to make Loans denominated in Dollars to the Borrower, which Loans (A) shall be made at any time and from time to time on and after the Closing Date and prior to the Termination Date, (B) may, at the option of the Borrower, be incurred and maintained as, and/or converted into, ABR Loans or LIBOR Loans; *provided* that all Loans made by each of the Lenders pursuant to the same Borrowing shall, unless otherwise specifically provided herein, consist entirely of Loans of the same Type, (C) may be repaid and reborrowed in accordance with the provisions hereof (including any Existing Loans which the reborrowing thereof shall, for the avoidance of doubt, constitute Loans hereunder), (D) shall not, for any Lender at any time, after giving effect thereto and to the application of the proceeds thereof, result in such Lender's Total Exposure at such time exceeding such Lender's Commitment Percentage at such time of the Loan Limit and (E) shall not, after giving effect thereto and to the application of the proceeds thereof, result in the aggregate amount of all Lenders' Total Exposures at such time exceeding the Loan Limit.

(ii)   Each Lender may at its option make any LIBOR Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan, *provided* that (A) any exercise of such option shall not affect the obligation of the Borrower to repay such Loan, (B) in exercising such option, such Lender shall use its reasonable efforts to minimize any increased costs to the Borrower resulting therefrom (which obligation of the Lender shall not require it to take, or refrain from taking, actions that it determines would result in increased costs for which it will not be compensated hereunder or that it determines would be otherwise disadvantageous to it and in the event of such request for costs for which compensation is provided under this Agreement, the provisions of Section 2.10 shall apply) and (C) such domestic or foreign branch or Affiliate will be subject to the requirements under Section 5.4(e).

(b)   Subject to and upon the terms and conditions herein set forth, the Swingline Lender in its individual capacity agrees, at any time and from time to time on and after the Closing Date and prior to the Swingline Maturity Date, to make a loan or loans (each a "**Swingline Loan**" and, collectively, the "**Swingline Loans**") to the Borrower in Dollars, which Swingline Loans (i) shall be ABR Loans, (ii) shall have the benefit of the provisions of Section 2.1(c), (iii) shall not exceed at any time outstanding the Swingline Commitment, (iv) shall not, after giving effect thereto and to the application of the proceeds thereof, result at any time in the aggregate amount of the Lenders' Total Exposure at such time exceeding the Loan Limit then in effect and (v) may be repaid and reborrowed in accordance with the provisions hereof. Each outstanding Swingline Loan shall be repaid in full on the earlier of (A) 15 Business Days after such Swingline Loan is initially borrowed and (B) the Swingline Maturity Date. The Swingline Lender shall not make any Swingline Loan after receiving a written notice from the Borrower, the Administrative Agent or any Lender stating that an Event of Default exists and is continuing until such time as the Swingline Lender shall have received written notice of (1) rescission of all such notices from the party or parties originally delivering such notice or (2) the waiver of such Event of Default in accordance with the provisions of Section 13.1.

(c)   On any Business Day, the Swingline Lender may, in its sole discretion, give notice to each Lender that all then-outstanding Swingline Loans shall be funded with a Borrowing of Loans, in which case Loans constituting ABR Loans (each such Borrowing, a "**Mandatory Borrowing**") shall be made on the immediately succeeding Business Day by each Lender pro rata based on each Lender's Commitment Percentage, and the proceeds thereof shall be applied directly to the Swingline Lender to repay the Swingline Lender for such outstanding Swingline Loans. Each Lender hereby irrevocably agrees to make such Loans upon one Business Day's notice pursuant to each Mandatory Borrowing in the amount and in the manner specified in the preceding sentence and on the date specified to it in writing by the Swingline Lender notwithstanding (i) that the amount of the Mandatory Borrowing may not comply with the minimum amount for each Borrowing specified in Section 2.2, (ii) whether any conditions specified in Section 7 are then satisfied, (iii) whether a Default or an Event of Default has occurred and is continuing, (iv) the date of such Mandatory Borrowing or (v) any reduction in the Total Commitment after any such Swingline Loans were made. In the event that, in the sole judgment of the Swingline Lender, any Mandatory Borrowing cannot for any reason be made on the date otherwise required above (including as a result of the commencement of a proceeding under the Bankruptcy Code in respect of the Borrower), each Lender hereby agrees that it shall forthwith purchase from the Swingline Lender (without recourse or warranty) such participation of the outstanding Swingline Loans as shall be necessary to cause the Lenders to share in such Swingline Loans ratably based upon their respective Commitment Percentages, *provided* that all principal and interest payable on such Swingline Loans shall be for the account of the Swingline Lender until the date the respective participation is purchased and, to the extent attributable to the purchased participation, shall be payable to such Lender purchasing the same from and after such date of purchase.

(d)   Existing Loans. On the terms and conditions set forth herein, upon the Closing Date (i) the Pre-Petition Loans held by the Pre-Petition Lenders which are also Lenders hereunder shall be automatically substituted and exchanged for (and repaid by) Loans hereunder on a dollar-for-dollar basis (and such Pre-Petition Loans shall be deemed refinanced on the Closing Date, and shall constitute and be deemed to be Loans hereunder as of such date) and (ii) the DIP Loans held by the DIP Lenders which are also Lenders hereunder shall be automatically substituted and exchanged for (and repaid by) Loans hereunder on a dollar-for-dollar basis (and such DIP Loans shall be deemed refinanced on the Closing Date, and shall constitute and shall be deemed to be Loans for all purposes hereunder and under the other Credit Documents as of such date) (the loans in clause (i) and clause (ii) collectively, the "**Existing Loans**"). Without limiting the foregoing, such Existing Loans shall be allocated among the Lenders based on each Lender's Commitment Percentage. The parties hereto acknowledge and agree that on the Closing Date, any accrued and unpaid interest and fees in respect of the DIP Loans, the Pre-Petition Loans and the Existing Letters of Credit shall be deemed to constitute Obligations.

2.2   Minimum Amount of Each Borrowing; Maximum Number of Borrowings. The aggregate principal amount of each Borrowing shall be in a minimum amount of at least $1,000,000 and in a multiple of $100,000 in excess thereof (except (i) for any Borrowing in an aggregate amount that is equal to the entire unused balance of aggregate Commitments) and Swingline Loans shall be in a minimum amount of $100,000 and in a multiple of $10,000 in excess thereof (except that Mandatory Borrowings shall be made in the amounts required by Section 2.1(c) and Loans to reimburse the Letter of Credit Issuer with respect to any Unpaid Drawing shall be made in the amounts required by Sections 3.3 or 3.4, as applicable). More than one Borrowing may be incurred on any date; *provided*, that at no time shall there be outstanding more than ten Borrowings of LIBOR Loans under this Agreement.

2.3   Notice of Borrowing.

(a)   Whenever the Borrower desires to incur Loans (other than Mandatory Borrowings or borrowings to repay Unpaid Drawings or the deemed refinancing of the Existing Loans with Loans hereunder pursuant to Section 2.1(d)), the Borrower shall give the Administrative Agent at the Administrative Agent's Office, (i) prior to 1:00 p.m. (Dallas, Texas time) at least three Business Days' prior written notice (or telephonic notice promptly confirmed in writing) of each Borrowing of Loans if such Loans are to be initially LIBOR Loans (or prior to 9:00 a.m. (Dallas, Texas time) two Business Days' prior written notice in the case of a Borrowing of Loans to be made on the Closing Date initially as LIBOR Loans) and (ii) written notice (or telephonic notice promptly confirmed in writing) prior to 12:00 noon (Dallas, Texas time) on the date of each Borrowing of Loans that are to be ABR Loans. Such notice (together with each notice of a Borrowing of Swingline Loans pursuant to Section 2.3(b), a "Notice of Borrowing") shall specify (A) the aggregate principal amount of the Loans to be made pursuant to such Borrowing, (B) the date of the Borrowing (which shall be a Business Day), (C) whether the respective Borrowing shall consist of ABR Loans and/or LIBOR Loans and, if LIBOR Loans, the Interest Period to be initially applicable thereto (if no Interest Period is selected, the Borrower shall be deemed to have selected an Interest Period of one month's duration), (D) certifying that, if the principal amount of such Borrowing plus the aggregate amount of Excess Cash of the Borrower and its Restricted Subsidiaries at the time of such Borrowing (but prior to giving effect to such Borrowing) exceeds $75,000,000, then (x) all or a portion of the proceeds of such Borrowing and/or all or a portion of the Consolidated Cash Balance of the Borrower and its Restricted Subsidiaries will be used for disbursements and expenses occurring on the date of such Borrowing as set forth on an exhibit to such Notice of Borrowing and (y) after giving effect to such disbursements and expenses, the Borrower and its Restricted Subsidiaries will not have any Excess Cash in excess of $75,000,000 and (E)that the conditions set forth in Section 7 are satisfied (and Section 6 in the case of any Borrowing on the Closing Date). The Administrative Agent shall promptly give each Lender written notice (or telephonic notice promptly confirmed in writing) of each proposed Borrowing of Loans, of such Lender's Commitment Percentage thereof and of the other matters covered by the related Notice of Borrowing.

(b)   Whenever the Borrower desires to incur Swingline Loans hereunder, it shall give the Administrative Agent written notice (or telephonic notice promptly confirmed in writing) of each Borrowing of Swingline Loans prior to 3:00 p.m. (Dallas, Texas time) on the date of such Borrowing. Each such notice shall specify (i) the aggregate principal amount of the Swingline Loans to be made pursuant to such Borrowing and (ii) the date of Borrowing (which shall be a Business Day). The Administrative Agent shall promptly give the Swingline Lender written notice (or telephonic notice promptly confirmed in writing) of each proposed Borrowing of Swingline Loans and of the other matters covered by the related Notice of Borrowing.

(c)   Mandatory Borrowings shall be made upon the notice specified in Section 2.1(c), with the Borrower irrevocably agreeing, by its incurrence of any Swingline Loan, to the making of Mandatory Borrowings as set forth in such Section.

(d)   Borrowings to reimburse Unpaid Drawings shall be made upon the notice specified in Section 3.4(a).

(e)   Without in any way limiting the obligation of the Borrower to confirm in writing any notice it may give hereunder by telephone, the Administrative Agent may act prior to receipt of written confirmation without liability upon the basis of such telephonic notice believed by the Administrative Agent in good faith to be from an Authorized Officer of the Borrower.

2.4   Disbursement of Funds.

(a)   No later than 1:00 p.m. (Dallas, Texas time) on the date specified in each Notice of Borrowing (including Mandatory Borrowings), each Lender will make available its pro rata portion of each Borrowing requested to be made on such date in the manner provided below; *provided* that on the Closing Date, such funds shall be made available by 10:00 a.m. (Dallas, Texas time) or such earlier time as may be agreed among the Lenders, the Borrower and the Administrative Agent for the purpose of consummating the Transactions; *provided further* that all Swingline Loans shall be made available in the full amount thereof by the Swingline Lender no later than 3:30 p.m. (Dallas, Texas time) on the date requested.

(b)   Subject to and upon the terms and conditions herein set forth, each Lender shall make available all amounts it is to fund to the Borrower under any Borrowing in immediately available funds to the Administrative Agent at the Administrative Agent's Office in Dollars, and the Administrative Agent will (except in the case of Mandatory Borrowings and Borrowings to repay Unpaid Drawings) make available to the Borrower, by depositing or wiring to an account as designated by the Borrower in the Notice of Borrowing to the Administrative Agent the aggregate of the amounts so made available in Dollars. Unless the Administrative Agent shall have been notified by any Lender prior to the date of any such Borrowing that such Lender does not intend to make available to the Administrative Agent its portion of the Borrowing or Borrowings to be made on such date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such date of Borrowing, and the Administrative Agent, in reliance upon such assumption, may (in its sole discretion and without any obligation to do so) make available to the Borrower a corresponding amount. If such corresponding amount is not in fact made available to the Administrative Agent by such Lender and the Administrative Agent has made available such amount to the Borrower, the Administrative Agent shall be entitled to recover such corresponding amount from such Lender. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent's demand therefor the Administrative Agent shall promptly notify the Borrower and the Borrower shall immediately pay such corresponding amount to the Administrative Agent in Dollars. The Administrative Agent shall also be entitled to recover from such Lender or the Borrower, as the case may be, interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to the Borrower to the date such corresponding amount is recovered by the Administrative Agent, at a rate per annum equal to (i) if paid by such Lender, the Overnight Rate or (ii) if paid by the Borrower, the then-applicable rate of interest or fees, calculated in accordance with Section 2.8, for the respective Loans.

(c)   Nothing in this Section 2.4 shall be deemed to relieve any Lender from its obligation to fulfill its commitments hereunder or to prejudice any rights that the Borrower may have against any Lender as a result of any default by such Lender hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to fulfill its commitments hereunder).

2.5   Repayment of Loans; Evidence of Debt.

(a)   The Borrower hereby promises to pay to the Administrative Agent, for the benefit of the applicable Lenders, (i) on the earlier of (A) 15 Business Days after such Swingline Loan is initially

borrowed and (B) the Swingline Maturity Date, the then outstanding Swingline Loans, and (ii) on the Maturity Date, the then outstanding principal amount of all other Loans.

(b)   Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to the appropriate lending office of such Lender resulting from each Loan made by such lending office from time to time, including the amounts of principal and interest payable and paid to such lending office from time to time under this Agreement.

(c)   The Administrative Agent, on behalf of the Borrower, shall maintain the Register pursuant to Section 13.6(b), and a subaccount for each Lender, in which Register and subaccounts (taken together) shall be recorded (i) the amount of each Loan made hereunder, the Type of each Loan made and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender or the Swingline Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder from the Borrower and each Lender's share thereof.

(d)   The entries made in the Register and accounts and subaccounts maintained pursuant to clauses (b) and (c) of this Section 2.5 shall, to the extent permitted by applicable Requirements of Law, be conclusive evidence of the existence and amounts of the obligations of the Borrower therein recorded (absent manifest error); *provided*, *however*, that the failure of any Lender or the Administrative Agent to maintain such account, such Register or such subaccount, as applicable, or any error therein, shall not in any manner affect the obligation of the Borrower to repay (with applicable interest) the Loans made to the Borrower by such Lender in accordance with the terms of this Agreement.

(e)   Any Lender may request that Loans made by it be evidenced by a promissory note substantially in the form of Exhibit G hereto. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to such Lender and its registered assigns. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 13.6) be represented by one or more promissory notes in such form payable to the payee named therein and its registered assigns.

2.6   Conversions and Continuations.

(a)   Subject to the penultimate sentence of this clause (a), (i) the Borrower shall have the option on any Business Day to convert all or a portion equal to at least $1,000,000 (and in multiples of $100,000 in excess thereof) of the outstanding principal amount of Loans of one Type into a Borrowing or Borrowings of another Type and (ii) the Borrower shall have the option on any Business Day to continue the outstanding principal amount of any LIBOR Loans as LIBOR Loans for an additional Interest Period; *provided* that (A) no partial conversion of LIBOR Loans shall reduce the outstanding principal amount of LIBOR Loans made pursuant to a single Borrowing to less than $1,000,000, (B) ABR Loans may not be converted into LIBOR Loans if an Event of Default is in existence on the date of the conversion and the Administrative Agent has or the Majority Lenders have determined in its or their sole discretion not to permit such conversion, (C) LIBOR Loans may not be continued as LIBOR Loans for an additional Interest Period if an Event of Default is in existence on the date of the proposed continuation and the Administrative Agent has or the Majority Lenders have determined in its or their sole discretion not to permit such continuation, and (D) Borrowings resulting from conversions pursuant to this Section 2.6 shall be limited in number as provided in Section 2.2. Each such conversion or continuation shall be effected by the Borrower by giving the Administrative Agent at the Administrative Agent's Office prior to 1:00 p.m. (Dallas, Texas time) (1) at least three Business Days', in the case of a continuation of or conversion to LIBOR Loans or (2) on the date of conversion, in the case of a conversion into ABR Loans, prior written notice (or telephonic notice promptly confirmed in writing) (each, a "**Notice of Conversion or Continuation**") specifying the Loans to be so converted or continued, the Type of Loans to be converted into or continued and, if such Loans are

to be converted into or continued as LIBOR Loans, the Interest Period to be initially applicable thereto (if no Interest Period is selected, the Borrower shall be deemed to have selected an Interest Period of one month's duration). The Administrative Agent shall give each applicable Lender notice as promptly as practicable of any such proposed conversion or continuation affecting any of its Loans.

(b)   If any Event of Default is in existence at the time of any proposed continuation of any LIBOR Loans and the Administrative Agent has or the Majority Lenders have determined in its or their sole discretion not to permit such continuation, such LIBOR Loans shall be automatically converted on the last day of the current Interest Period into ABR Loans. If upon the expiration of any Interest Period in respect of LIBOR Loans, the Borrower has failed to elect a new Interest Period to be applicable thereto as provided in clause (a) above, the Borrower shall be deemed to have elected to convert such Borrowing of LIBOR Loans into a Borrowing of ABR Loans, effective as of the expiration date of such current Interest Period.

(c)   Notwithstanding anything to the contrary herein, the Borrower may deliver a Notice of Conversion or Continuation pursuant to which the Borrower elects to irrevocably continue the outstanding principal amount of any Loans (other than Swingline Loans) subject to an interest rate Hedge Agreement as LIBOR Loans for each Interest Period until the expiration of the term of such applicable Hedge Agreement; *provided* that any Notice of Conversion or Continuation delivered pursuant to this Section 2.6(c) shall include a schedule attaching the trade confirmation with respect to the relevant interest rate Hedge Agreement.

2.7   Pro Rata Borrowings. Each Borrowing of Loans under this Agreement shall be made by the Lenders pro rata on the basis of their then applicable Commitment Percentages. It is understood that (a) no Lender shall be responsible for any default by any other Lender in its obligation to make Loans hereunder and that each Lender severally but not jointly shall be obligated to make the Loans provided to be made by it hereunder, regardless of the failure of any other Lender to fulfill its commitments hereunder and (b) subject to Section 2.15, the failure by a Lender to perform any of its obligations under any of the Credit Documents shall not release any Person from performance of its obligation under any Credit Document.

2.8   Interest.

(a)   The unpaid principal amount of each ABR Loan shall bear interest from the date of the Borrowing thereof until maturity (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable Margin plus the Alternate Base Rate, in each case, in effect from time to time.

(b)   The unpaid principal amount of each LIBOR Loan shall bear interest from the date of the Borrowing thereof until maturity thereof (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable Margin plus the relevant Adjusted LIBO Rate, in each case, in effect from time to time.

(c)   Notwithstanding the foregoing, if all or a portion of (i) the principal amount of any Loan or (ii) any interest payable thereon shall not be paid when due (whether at stated maturity, by acceleration, including as a result of the occurrence of an Event of Default of the type specified in Section 11.5, or otherwise), such overdue amount shall bear interest at a rate per annum that is (A) in the case of overdue principal, the rate that would otherwise be applicable thereto plus two percent (2.0%) or (B) in the case of any overdue interest, to the extent permitted by applicable Requirements of Law, the rate described in Section 2.8(a) plus two percent (2.0%) from the date of such non-payment to the date on which such amount is paid in full (after as well as before judgment) (in each case, the **"Default Rate"**).

(d)   Interest on each Loan shall accrue from and including the date of any Borrowing to but excluding the date of any repayment thereof and shall be payable in Dollars; *provided* that any Loan that is repaid on the same date on which it is made shall bear interest for one day. Except as provided below, interest shall be payable (i) in respect of each ABR Loan, quarterly in arrears on the last Business Day of each March, June, September and December, (ii) in respect of each LIBOR Loan, on the last day of each Interest Period applicable thereto and, in the case of an Interest Period in excess of three months, on each date occurring at three-month intervals after the first day of such Interest Period, (iii) in respect of each Loan, (A) on any prepayment (on the amount prepaid), (B) at maturity (whether by acceleration or otherwise) and (C) after such maturity, on demand.

(e)   All computations of interest hereunder shall be made in accordance with Section 5.5.

(f)   The Administrative Agent, upon determining the interest rate for any Borrowing of LIBOR Loans, shall promptly notify the Borrower and the relevant Lenders thereof. Each such determination shall, absent clearly demonstrable error, be final and conclusive and binding on all parties hereto.

2.9   Interest Periods. At the time the Borrower gives a Notice of Borrowing or Notice of Conversion or Continuation in respect of the making of, or conversion into or continuation as, a Borrowing of LIBOR Loans in accordance with Section 2.6(a), the Borrower shall give the Administrative Agent written notice (or telephonic notice promptly confirmed in writing) of the Interest Period applicable to such Borrowing, which Interest Period shall, at the option of the Borrower be a one, two, three or six or (if available to all the Lenders making such LIBOR Loans as determined by such Lenders in good faith based on prevailing market conditions) a 12-month period or any shorter period requested by the Borrower (including 1-week and 2-week periods).

Notwithstanding anything to the contrary contained above:

(a)   the initial Interest Period for any Borrowing of LIBOR Loans shall commence on the date of such Borrowing (including the date of any conversion from a Borrowing of ABR Loans) and each Interest Period occurring thereafter in respect of such Borrowing shall commence on the day on which the next preceding Interest Period expires;

(b)   if any Interest Period relating to a Borrowing of LIBOR Loans begins on the last Business Day of a calendar month or begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period, such Interest Period shall end on the last Business Day of the calendar month at the end of such Interest Period;

(c)   if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day; *provided* that, if any Interest Period in respect of a LIBOR Loan would otherwise expire on a day that is not a Business Day, but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the next preceding Business Day; and

(d)   the Borrower shall not be entitled to elect any Interest Period in respect of any LIBOR Loan if such Interest Period would extend beyond the Maturity Date.

2.10   Increased Costs, Illegality, Etc.

(a)   In the event that any Lender shall have reasonably determined (which determination shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto):

(i)   that, due to a Change in Law occurring at any time on or after the Closing Date, which Change in Law shall (A) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender, (B) subject any Lender to any Tax with respect to any Credit Document, any LIBOR Loan made by it, Letters of Credit, Commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto, or (C) impose on any Lender or the London interbank market any other condition, cost or expense affecting this Agreement or LIBOR Loans made by such Lender, which results in (x) an increase in the cost to such Lender of making, converting into, continuing or maintaining Loans or participating in Letters of Credit (in each case hereunder) by an amount which such Lender in its sole discretion deems material or (y) a reduction in the amounts received or receivable by such Lender hereunder with respect to the foregoing; or

(ii)   at any time, that the making or continuance of any LIBOR Loan has become unlawful as a result of compliance by such Lender in good faith with any Requirement of Law (or would conflict with any such Requirement of Law not having the force of law even though the failure to comply therewith would not be unlawful);

then, and in any such event, such Lenders shall within a reasonable time thereafter give notice (if by telephone, confirmed in writing) to the Borrower and to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each of the other Lenders). Thereafter (x) in the case of clause (i) above, the Borrower shall pay to such Lender, promptly (but no later than fifteen days) after receipt of written demand therefor such additional amounts as shall be required to compensate such Lender for such increased costs or reductions in amounts receivable hereunder (it being agreed that a written notice as to the additional amounts owed to such Lender, showing in reasonable detail the basis for the calculation thereof, submitted to the Borrower by such Lender shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto) and (y) in the case of clause (ii) above, the Borrower shall take one of the actions specified in Section 2.10(b), as promptly as possible and, in any event, within the time period required by applicable Requirements of Law.

(b)   At any time that any LIBOR Loan is affected by the circumstances described in Section 2.1(a)(i) or Section 2.10(a)(ii), the Borrower may (and in the case of a LIBOR Loan affected pursuant to Section 2.1(a)(ii) shall) either (i) if the affected LIBOR Loan is then being made pursuant to a Borrowing, cancel such Borrowing by giving the Administrative Agent telephonic notice (confirmed promptly in writing) thereof on the same date that the Borrower was notified by a Lender pursuant to Section 2.10(a)(i) or Section 2.10(a)(ii) or (ii) if the affected LIBOR Loan is then outstanding, upon at least three Business Days' notice to the Administrative Agent, require the affected Lender to convert each such LIBOR Loan into an ABR Loan; *provided* that if more than one Lender is affected at any time, then all affected Lenders must be treated in the same manner pursuant to this Section 2.10(b).

(c)   If, after the Closing Date, any Change in Law relating to capital adequacy or liquidity requirements of any Lender or compliance by any Lender or its parent with any Change in Law relating to capital adequacy or liquidity requirements occurring after the Closing Date, has or would have the effect of reducing the rate of return on such Lender's or its parent's capital or assets as a consequence of such Lender's commitments or obligations hereunder to a level below that which such Lender or its parent could have achieved but for such Change in Law (taking into consideration such Lender's or its parent's policies with respect to capital adequacy or liquidity requirements), then from time to time, promptly (but in any event no later than fifteen days) after written demand by such Lender (with a copy to the Administrative Agent), the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or its parent for such reduction, it being understood and agreed, however, that a Lender shall not be entitled to such compensation as a result of such Lender's compliance with, or pursuant to any request or directive to comply with, any applicable Requirement of Law as in effect on the Closing Date (except as

otherwise set forth in the definition of Change in Law). Each Lender, upon determining in good faith that any additional amounts will be payable pursuant to this Section 2.10(c), will give prompt written notice thereof to the Borrower, which notice shall set forth in reasonable detail the basis of the calculation of such additional amounts, although the failure to give any such notice shall not, subject to Section 2.13, release or diminish the Borrower's obligations to pay additional amounts pursuant to this Section 2.10(c) upon receipt of such notice.

2.11   Break Funding Payments. If (a) any payment of principal of any LIBOR Loan is made by the Borrower to or for the account of a Lender other than on the last day of the Interest Period for such LIBOR Loan as a result of a payment or conversion pursuant to Sections 2.5, 2.6, 2.10, 5.1, 5.2 or 13.7, as a result of acceleration of the maturity of the Loans pursuant to Section 11 or for any other reason, (b) any Borrowing of LIBOR Loans is not made on the date specified in a Notice of Borrowing, (c) any ABR Loan is not converted into a LIBOR Loan on the date specified in a Notice of Conversion or Continuation, (d) any LIBOR Loan is not continued as a LIBOR Loan on the date specified in a Notice of Conversion or Continuation or (e) any prepayment of principal of any LIBOR Loan is not made as a result of a withdrawn notice of prepayment pursuant to Section 5.1 or 5.2, the Borrower shall after the Borrower's receipt of a written request by such Lender which request shall set forth in reasonable detail the basis for requesting such amount, pay to the Administrative Agent (within fifteen days after such request) for the account of such Lender any amounts required to compensate such Lender for any additional losses, costs or expenses that such Lender may reasonably incur as a result of such payment, failure to convert, failure to continue or failure to prepay, including any loss, cost or expense (excluding loss of anticipated profits) incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain such LIBOR Loan.

2.12   Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.10(a)(i), 2.10(a)(ii), 2.10(c), 3.5 or 5.4 with respect to such Lender, it will, if requested by the Borrower use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event; *provided* that such designation is made on such terms that such Lender and its lending office suffer no economic, legal or regulatory disadvantage, with the object of avoiding the consequence of the event giving rise to the operation of any such Section. Nothing in this Section 2.12 shall affect or postpone any of the obligations of the Borrower or the right of any Lender provided in Section 2.10, 3.5 or 5.4.

2.13   Notice of Certain Costs. Notwithstanding anything in this Agreement to the contrary, to the extent any notice required by Section 2.10, 2.11 or 3.5 is given by any Lender more than 180 days after such Lender has knowledge (or should have had knowledge) of the occurrence of the event giving rise to the additional cost, reduction in amounts, loss, Tax or other additional amounts described in such Sections, such Lender shall not be entitled to compensation under Section 2.10, 2.11 or 3.5 as the case may be, for any such amounts incurred or accruing prior to the 181st day prior to the giving of such notice to the Borrower; *provided* that if the circumstance giving rise to such claim is retroactive, then such 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

2.14   Borrowing Base.

(a)   Initial Borrowing Base. For the period from and including the Closing Date to but excluding the first date the Borrowing Base is adjusted pursuant to this Agreement, the amount of the Borrowing Base shall be $575,000,000. Notwithstanding the foregoing, the Borrowing Base may be subject to further adjustments from time to time pursuant to Section 2.14(b), Section 2.14(e), Section 2.14(f), Section 2.14(g) and Section 9.14(c).

(b)   Scheduled and Interim Redeterminations. The Borrowing Base shall be redetermined semi-annually in accordance with this Section 2.14 (a "**Scheduled Redetermination**"), and, subject to Section 2.14(d), such redetermined Borrowing Base shall become effective and applicable to the Borrower, the Administrative Agent, the Letter of Credit Issuer and the Lenders on May 1st and November 1st of each year (or, in each case, such date reasonably practicable thereafter), commencing on the First Scheduled Redetermination Date.   In addition, (i) the Borrower may at any time (including prior to the First Scheduled Redetermination Date), by notifying the Administrative Agent thereof, not more than once between Scheduled Redeterminations (or between the Closing Date and the First Scheduled Redetermination Date), and (ii) the Administrative Agent, may at any time (including prior to the First Scheduled Redetermination Date), at the direction of the Required Lenders, by notifying the Borrower thereof, not more than once between Scheduled Redeterminations (or between the Closing Date and the First Scheduled Redetermination Date), in each case elect to cause the Borrowing Base to be redetermined between Scheduled Redeterminations (or between the Closing Date and the First Scheduled Redetermination Date) (each, an "**Interim Redetermination**") in accordance with this Section 2.14. In addition to, and not including and/or limited by the Interim Redeterminations allowed above, the Borrower may, by notifying the Administrative Agent thereof, at any time between Scheduled Redeterminations, request additional Interim Redeterminations of the Borrowing Base in the event any Credit Party acquires (in one or more transactions) Oil and Gas Properties with Proved Reserves which are to be Borrowing Base Properties having a PV-9 (calculated at the time of acquisition) in excess of five percent (5.0%) of the Borrowing Base in effect immediately prior to such acquisition. In addition, the Borrowing Base shall be redetermined or adjusted from time to time pursuant to Section 2.14(e), Section 2.14(f), Section 2.14(g) and Section 9.14(c).

(c)   Scheduled and Interim Redetermination Procedure.

(i)   Each Scheduled Redetermination and each Interim Redetermination shall be effectuated as follows: Upon receipt by the Administrative Agent of (A) the Reserve Report, and/or (B) such other reports, data and supplemental information, as may, from time to time, be reasonably requested by the Required Lenders (the Reserve Report and such other reports, data and supplemental information to the extent reasonably requested by the Required Lenders being the "**Engineering Reports**"), the Administrative Agent shall evaluate the information contained in the Engineering Reports and shall in good faith propose a new Borrowing Base (the "**Proposed Borrowing Base**") based upon such information and such other information (including the status of title information with respect to the Borrowing Base Properties as described in the Engineering Reports and the existence of any Hedge Agreements or any other Indebtedness) as the Administrative Agent deems appropriate in good faith in accordance with its usual and customary oil and gas lending criteria as it exists at the particular time for such purpose with respect to similar oil and gas reserve-based credits for similarly situated borrowers. In no event shall the Proposed Borrowing Base exceed the Maximum Aggregate Amount.

(ii)   The Administrative Agent shall notify the Borrower and the Lenders of the Proposed Borrowing Base (the "**Proposed Borrowing Base Notice**") after the Administrative Agent has received complete Engineering Reports from the Borrower and has had a reasonable opportunity to determine the Proposed Borrowing Base in accordance with Section 2.14(c)(i).

(iii)   Any Proposed Borrowing Base that would increase the Borrowing Base then in effect must be approved or deemed to have been approved by each of the Lenders (other than any Defaulting Lender, unless such Defaulting Lender's Commitment is increasing as a result of such increase) in each such Lender's sole discretion and consistent with each such Lender's normal and customary oil and gas lending criteria as it exists at the particular time for such purpose with respect to similar oil and gas reserve-based credits for similarly situated borrowers as provided in this Section 2.14(c)(iii) and any Proposed Borrowing Base that would decrease or maintain the Borrowing Base then in effect must be approved or be deemed to have been approved by Lenders constituting at least the Required Lenders in each such Lender's

sole discretion and consistent with each such Lender's normal and customary oil and gas lending criteria as it exists at the particular time for such purpose with respect to similar oil and gas reserve-based credits for similarly situated borrowers as provided in this Section 2.14(c)(iii). Upon receipt of the Proposed Borrowing Base Notice, each Lender shall have 15 days to agree with the Proposed Borrowing Base or disagree with the Proposed Borrowing Base by proposing an alternate Borrowing Base. If, in the case of any Proposed Borrowing Base that would decrease or maintain the Borrowing Base then in effect, at the end of such 15-day period, any Lender has not communicated its approval or disapproval in writing to the Administrative Agent, such silence shall be deemed to be an approval of the Proposed Borrowing Base. If, in the case of any Proposed Borrowing Base that would increase the Borrowing Base then in effect, at the end of such 15-day period, any Lender has not communicated its approval or disapproval in writing to the Administrative Agent, such silence shall be deemed to be disapproval of the Proposed Borrowing Base. If, at the end of such 15-day period, all of the Lenders (other than any Defaulting Lender, unless such Defaulting Lender's Commitment is increasing as a result of such increase), in the case of a Proposed Borrowing Base that would increase the Borrowing Base then in effect, or the Required Lenders, in the case of a Proposed Borrowing Base that would decrease or maintain the Borrowing Base then in effect, have approved or deemed to have approved, as aforesaid, then the Proposed Borrowing Base shall become the new Borrowing Base, effective on the date specified in Section 2.14(d). If, however, at the end of such 15-day period, all of the Lenders (other than any Defaulting Lender, unless such Defaulting Lender's Commitment is increasing as a result of such increase), in the case of a Proposed Borrowing Base that would increase the Borrowing Base then in effect, or the Required Lenders, in the case of a Proposed Borrowing Base that would decrease or maintain the Borrowing Base then in effect, have not approved or, in the case of a decrease or reaffirmation, deemed to have approved, as aforesaid, then the Administrative Agent shall poll the Lenders to ascertain the highest Borrowing Base then acceptable to (x) in the case of a decrease or reaffirmation, a number of Lenders sufficient to constitute the Required Lenders and (y) in the case of an increase, all of the Lenders (other than any Defaulting Lender, unless such Defaulting Lender's Commitment is increasing as a result of such increase), as applicable, and subject to the restrictions in Section 13.1 on increasing any Lender's Commitment, and such amount shall become the new Borrowing Base, effective on the date specified in Section 2.14(d). It is expressly understood that the Administrative Agent and Lenders have no obligation to designate the Borrowing Base at any particular amount, except in the exercise of their discretion, whether in relation to the Total Commitment, the Maximum Aggregate Amount or otherwise.

(d)   Effectiveness of a Redetermined Borrowing Base. Subject to Section 2.14(g), after a redetermined Borrowing Base is approved by all of the Lenders or approved or deemed to have been approved by the Required Lenders, as applicable, pursuant to Section 2.14(c)(iii), the Administrative Agent shall promptly thereafter notify the Borrower and the Lenders of the amount of the redetermined Borrowing Base (the "**New Borrowing Base Notice**"), and such amount shall become the new Borrowing Base, effective and applicable to the Borrower, the Administrative Agent, the Letter of Credit Issuer and the Lenders:

(i)   in the case of a Scheduled Redetermination, (A) if the Administrative Agent shall have received the Engineering Reports required to be delivered by the Borrower pursuant to Sections 9.13(a) and 9.13(c) in a timely and complete manner, on May 1st or November 1st (or, in each case, such date promptly thereafter as reasonably practicable), commencing on the First Scheduled Redetermination Date, as applicable, following such notice, or (ii) if the Administrative Agent shall not have received the Engineering Reports required to be delivered by the Borrower pursuant to Sections 9.13(a) and 9.13(c) in a timely and complete manner, then on the Business Day next succeeding delivery of such New Borrowing Base Notice; and

(ii)   in the case of an Interim Redetermination, on the Business Day next succeeding delivery of such New Borrowing Base Notice.

Subject to Section 2.14(f) and Section 2.14(g), such amount shall then become the Borrowing Base until the next Scheduled Redetermination Date, the next Interim Redetermination Date or the next adjustment to the Borrowing Base under Section 2.14(e), Section 2.14(f), Section 2.14(g) or Section 9.14(c), whichever occurs first. Notwithstanding the foregoing, no Scheduled Redetermination or Interim Redetermination shall become effective until the New Borrowing Base Notice related thereto is received by the Borrower.

(e)   Redetermination of Borrowing Base Upon Asset Dispositions or Termination of Hedge Positions. If (i) (1) the Borrower or one of the other Credit Parties Disposes of Borrowing Base Properties or Disposes of any Stock or Stock Equivalents in any Credit Party owning Borrowing Base Properties, in each case to a Person that is not a Credit Party or, subject to Section 9.10, a Restricted Subsidiary or (2) there occurs any unwind, termination or creation of any off-setting positions in respect of any commodity hedge positions (whether evidenced by a floor, put or Hedge Agreement) of any Credit Party, and (ii) the sum of (1) in the case of clause (i)(1) the aggregate PV-9 (calculated at the time of such Disposition) of all such Borrowing Base Properties Disposed of, and (2) in the case of clause (i)(2), the Hedge PV (calculated at the time of any such unwind, termination or creation of off-setting positions) of such unwound, terminated and/or offsetting commodity hedge positions, in each case, since the later of (A) the most recent Redetermination Date and (B) the last adjustment of the Borrowing Base made pursuant to this Section 2.14(e), collectively and subject to the immediately subsequent paragraph, exceeds five percent (5.0%) of the then-effective Borrowing Base, then the Borrowing Base shall be redetermined upon any such Disposition or settlement of any such unwind, termination or off-set, as the case may be, by decreasing the then-effective Borrowing Base by the aggregate Borrowing Base Value, if any, attributable to such Disposed of Borrowing Base Properties and commodity hedge positions subject to all such unwinds, terminations or off-sets and the Borrower shall make any mandatory prepayments required under Section 5.2(b)(ii) as a result of any such redetermination. Upon any such redetermination of the Borrowing Base, the Administrative Agent shall promptly deliver notice thereof to the Borrower and the Lenders.

For the purposes of this Section 2.14(e), the parties hereby agree that the Borrowing Base Value shall be determined by the Administrative Agent and approved by the Required Lenders (with such Borrowing Base Value being determined after giving effect to (x) in the case of any Dispositions of Borrowing Base Properties, any acquisitions of Oil and Gas Properties by the Borrower or any other Credit Party since the last Redetermination Date or adjustment of the Borrowing Base made pursuant to this Section 2.14(e) and in respect of which the Borrower has delivered a Reserve Report and other Engineering Reports reasonably satisfactory to the Administrative Agent and (y) in the case of any such unwind, termination or off-set in respect of any commodity hedge positions (whether evidenced by a floor, put or Hedge Agreement), after giving effect to any commodity hedge positions (whether evidenced by a floor, put or Hedge Agreement) executed (A) contemporaneously with the taking of such actions or (B) since the last Redetermination Date or adjustment of the Borrowing Base made pursuant to this Section 2.14(e)).

(f)   Reduction of Borrowing Base Upon Issuance of Permitted Additional Debt. In addition to the other redeterminations of the Borrowing Base provided for herein, and notwithstanding anything to the contrary set forth herein, upon any incurrence or issuance of any Permitted Additional Debt, the Borrowing Base then in effect shall automatically be decreased by an amount equal to twenty-five percent (25%) of the aggregate stated principal amount of such Permitted Additional Debt incurred or issued at such time, and the Borrower shall make any mandatory prepayments required under Section 5.2(b)(ii) as a result of such reduction. Such decrease in the Borrowing Base shall occur automatically upon the incurrence or issuance of such Permitted Additional Debt on the date of incurrence or issuance, without any vote of the Lenders or action by the Administrative Agent and shall be effective on such date until the next redetermination or other adjustment of the Borrowing Base pursuant to this Agreement; provided, that, no such reduction of the Borrowing Base shall occur with respect to any Permitted Refinancing Indebtedness incurred or issued to substantially simultaneously refinance or replace any then existing Permitted Additional Debt (up to the principal amount of such refinanced or replaced Permitted Additional Debt plus

any unpaid interest and premium thereon and any amount necessary to pay any fees and expenses (including original issue discount and upfront fees) incurred in connection with such Refinancing). Upon any such reduction in the Borrowing Base, the Administrative Agent shall promptly deliver notice thereof to the Borrower and the Lenders.

(g) Borrower's Right to Elect Reduced Borrowing Base. Within three Business Days of its receipt of a New Borrowing Base Notice, the Borrower may provide written notice to the Administrative Agent and the Lenders that specifies for the period from the effective date of such New Borrowing Base Notice until the next succeeding Scheduled Redetermination Date, that the Borrowing Base will be a lesser amount than the amount set forth in such New Borrowing Base Notice, whereupon such specified lesser amount will become the new Borrowing Base. The Borrower's notice under this Section 2.14(g) shall be irrevocable, but without prejudice to its rights to initiate Interim Redeterminations.

(h) Administrative Agent Data. The Administrative Agent hereby agrees to provide, promptly, and in any event within 3 Business Days, following its receipt of a request by the Borrower, an updated Bank Price Deck. In addition, the Administrative Agent and the Lenders agree, upon request and at times and locations convenient to all relevant parties, to meet with the Borrower to discuss their evaluation of the reservoir engineering of the Oil and Gas Properties included in the Reserve Report and their respective methodologies for valuing such properties and the other factors considered in calculating the Borrowing Base.

2.15 Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) Commitment Fees shall cease to accrue on the unfunded portion of the Commitment of such Defaulting Lender pursuant to Section 4.1(a);

(b) The Commitment and Total Exposure of such Defaulting Lender shall not be included in determining whether all Lenders, the Majority Lenders or the Required Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 13.1) and any redetermination, whether an increase, decrease or affirmation, of the Borrowing Base shall occur without the participation of a Defaulting Lender; *provided* that any (i) waiver, amendment or modification requiring the consent of all Lenders pursuant to Section 13.1 (other than Section 13.1(b)(ix)) or requiring the consent of each affected Lender pursuant to Section 13.1(b)(i), shall require the consent of such Defaulting Lender (which for the avoidance of doubt would include any change to the Maturity Date applicable to such Defaulting Lender, decreasing or forgiving any principal or interest due to such Defaulting Lender, any decrease of any interest rate applicable to Loans made by such Defaulting Lender (other than the waiving of post-default interest rates) and any increase in such Defaulting Lender's Commitment);

(c) If any Swingline Exposure or Letter of Credit Exposure exists at the time a Lender becomes a Defaulting Lender, then (i) all or any part of such Swingline Exposure and Letter of Credit Exposure of such Defaulting Lender will, subject to the limitation in the first proviso below, automatically be reallocated (effective on the day such Lender becomes a Defaulting Lender) among the Non-Defaulting Lenders pro rata in accordance with their respective Commitment Percentages; *provided* that (A) each Non-Defaulting Lender's Total Exposure may not in any event exceed the Commitment Percentage of the Loan Limit of such Non-Defaulting Lender as in effect at the time of such reallocation and (B) neither such reallocation nor any payment by a Non-Defaulting Lender pursuant thereto will constitute a waiver or release of any claim the Borrower, the Administrative Agent, the Letter of Credit Issuer or any other Lender may have against such Defaulting Lender or cause such Defaulting Lender to be a Non-Defaulting Lender, (ii) to the extent that all or any portion (the "**unreallocated portion**") of the Defaulting Lender's Swingline Exposure

or Letter of Credit Exposure cannot, or can only partially, be so reallocated to Non-Defaulting Lenders, whether by reason of the first proviso in Section 2.15(c)(i) or otherwise, the Borrower shall within two Business Days following notice by the Administrative Agent or the Letter of Credit Issuer (x) first, prepay such Swingline Exposure and (y) second, Cash Collateralize for the benefit of the Letter of Credit Issuer only the Borrower's obligations corresponding to such Defaulting Lender's Letter of Credit Exposure (after giving effect to any partial reallocation pursuant to Section 2.15(c)(i) above), in accordance with the procedures set forth in Section 3.8 for so long as such Letter of Credit Exposure is outstanding, (iii) if the Borrower Cash Collateralizes any portion of such Defaulting Lender's Letter of Credit Exposure pursuant to this Section 2.15(c), the Borrower shall not be required to pay any fees to such Defaulting Lender pursuant to Section 4.1(b) with respect to such Defaulting Lender's Letter of Credit Exposure during the period such Defaulting Lender's Letter of Credit Exposure is Cash Collateralized, (iv) if the Letter of Credit Exposure of the Non-Defaulting Lenders is reallocated pursuant to this Section 2.15(c), then the Letter of Credit Fees payable for the account of the Lenders pursuant to Section 4.1(b) shall be adjusted in accordance with such Non-Defaulting Lenders' Commitment Percentages after giving effect to such reallocation and the Borrower shall not be required to pay any Swingline or Letter of Credit Fees to the Defaulting Lender pursuant to Section 4.1(b) with respect to such Defaulting Lender's Letter of Credit Exposure during the period that such Defaulting Lender's Letter of Credit Exposure is reallocated, or (v) if any Defaulting Lender's Letter of Credit Exposure is neither Cash Collateralized nor reallocated pursuant to this Section 2.15(c), then, without prejudice to any rights or remedies of the Letter of Credit Issuer or any Lender hereunder, all Letter of Credit Fees payable under Section 4.1(b) with respect to such Defaulting Lender's Letter of Credit Exposure shall be payable to the Letter of Credit Issuer until such Letter of Credit Exposure is Cash Collateralized and/or reallocated;

(d) So long as any Lender is a Defaulting Lender, the Swingline Lender shall not be required to fund any Swingline Loan and the Letter of Credit Issuer will not be required to issue any new Letter of Credit or amend any outstanding Letter of Credit to increase the Stated Amount thereof, alter the drawing terms thereunder or extend the expiry date thereof, unless the Letter of Credit Issuer is reasonably satisfied that any exposure that would result from the exposure to such Defaulting Lender is eliminated or fully covered by the Commitments of the Non-Defaulting Lenders or by Cash Collateralization or a combination thereof in accordance with clause (c) above or otherwise in a manner reasonably satisfactory to the Letter of Credit Issuer, and participating interests in any such newly issued or increased Letter of Credit or newly made Swingline Loan shall be allocated among Non-Defaulting Lenders in a manner consistent with Section 2.15(c) (and Defaulting Lenders shall not participate therein);

(e) If the Borrower, the Administrative Agent, the Swingline Lender and the Letter of Credit Issuer agree in writing in their discretion that a Lender that is a Defaulting Lender should no longer be deemed to be a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon, as of the effective date specified in such notice and subject to any conditions set forth therein, such Lender will cease to be a Defaulting Lender and will be a Non-Defaulting Lender and any applicable Cash Collateral shall be promptly returned to the Borrower and any Letter of Credit Exposure of such Lender reallocated pursuant to Section 2.15(c) shall be reallocated back to such Lender; *provided* that, except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Non-Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from such Lender's having been a Defaulting Lender; and

(f) Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 11 or otherwise, and including any amounts made available to the Administrative Agent by that Defaulting Lender pursuant to Section 13.8), shall be applied at such time or times as may be determined by the Administrative Agent as follows: *first*, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; *second*, to the payment on a pro rata basis of any amounts

owing by that Defaulting Lender to the Letter of Credit Issuer and the Swingline Lender hereunder; *third*, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; *fourth*, if so determined by the Administrative Agent and the Borrower, to be held in a non-interest bearing deposit account and released in order to satisfy obligations of that Defaulting Lender to fund Loans under this Agreement; *fifth*, to the payment of any amounts owing to the Lenders, the Letter of Credit Issuer or the Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender, the Letter of Credit Issuer or the Swingline Lender against that Defaulting Lender as a result of that Defaulting Lender's breach of its obligations under this Agreement; *sixth*, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender's breach of its obligations under this Agreement; and *seventh*, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; *provided* that if such payment is a payment of the principal amount of any Loans or Unpaid Drawings, such payment shall be applied solely to pay the relevant Loans of, and Unpaid Drawings owed to, the relevant Non-Defaulting Lenders on a pro rata basis prior to being applied in the manner set forth in this Section 2.15(f). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to Section 3.8 shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

2.16   Increase of Total Commitment.

(a)   Subject to the conditions set forth in Section 2.16(b), the Borrower may, from time to time (including in connection with any redetermination of the Borrowing Base), increase the Total Commitment then in effect (any such increase an "**Incremental Increase**") by increasing the Commitment of one or more Lenders (each, an "**Increasing Lender**") and/or, with the consent of the Administrative Agent, the Swingline Lender and the Letter of Credit Issuer (in each case, such consent not to be unreasonably withheld or delayed), by causing one or more Persons that at such time are not Lenders to become Lenders (each, an "**Additional Lender**"). Notwithstanding the foregoing, in no case shall an Additional Lender be a natural person, an Industry Competitor, the Borrower or any Subsidiary of the Borrower.

(b)   Any increase in the Total Commitment shall be subject to the following additional conditions:

(i)   such increase shall not be less than $25,000,000 (and increments of $1,000,000 above that minimum) unless the Administrative Agent otherwise consents, and no such increase shall be permitted if after giving effect thereto the Total Commitment would exceed the lesser of the Borrowing Base then in effect (which may, subject to and in accordance with Section 2.14(b), be redetermined at the Borrower's option in connection with any Incremental Increase) and the Maximum Aggregate Amount;

(ii)   no Event of Default shall have occurred and be continuing after giving effect to such increase;

(iii)   no Lender's Commitment may be increased without the consent of such Lender;

(iv)   the Administrative Agent, the Swingline Lender and the Letter of Credit Issuer shall have been given notice of the increase in Commitments;

(v)   the maturity date of such increase shall be the same as the Maturity Date;

(vi)   the Borrower shall have paid to the Administrative Agent, for payment to any Increasing Lender or Additional Lender, as applicable, any fees payable in the amounts and at the times separately agreed upon among the Borrower, the Administrative Agent and each such Lender or Lenders; and

(vii)   the increase shall be on the exact same terms and pursuant to the exact same documentation applicable to this Agreement (other than with respect to any arrangement, structuring, upfront or other fees or discounts payable in connection with such Incremental Increase) (provided that the Applicable Margin of this Agreement and the Commitments and the extensions of credit made hereunder may be increased to be consistent with that for such Incremental Increases).

(c)   Each Increasing Lender or Additional Lender shall execute and deliver to the Borrower, the Administrative Agent, the Swingline Lender and the Letter of Credit Issuer customary documentation (any such documentation, an "**Incremental Agreement**") implementing any Incremental Increase. Upon receipt by the Administrative Agent of one or more executed Incremental Agreements increasing the Commitments of Lenders and/or adding Commitments from Additional Lenders as provided in this Section 2.16, (i) the Total Commitment shall be increased automatically on the effective date set forth in such Incremental Agreements by the aggregate amount indicated in such Incremental Agreements without further action by the Borrower, the Administrative Agent, the Swingline Lender, the Letter of Credit Issuer or any Lender, (ii) Schedule 1.1(a) and the Register shall each be amended to add such Additional Lender's Commitment or to reflect the increase in the Commitment of an Increasing Lender, and the Commitment Percentages of the Lenders shall be adjusted accordingly to reflect the Incremental Increase of each Additional Lender and/or each Increasing Lender, (iii) the Administrative Agent shall distribute to the Borrower, the Administrative Agent, the Swingline Lender, the Letter of Credit Issuer and each Lender the revised Schedule 1.1(a), (iv) any such Additional Lender shall be deemed to be a party in all respects to this Agreement and any other Credit Documents to which the Lenders are a party, and (v) upon the effective date set forth in such Incremental Agreement, any such Lender party to the Incremental Agreement shall purchase a pro rata portion of the outstanding Loans (including participations in L/C Obligations or Swingline Loans) of each of the current Lenders such that each Lender (including any Additional Lender, if applicable) shall hold its respective Commitment Percentage of the outstanding Loans (and participation interests in participations in L/C Obligations or Swingline Loans) as reflected in the revised Schedule 1.1(a) required by this Section 2.16. In connection with the effectiveness of any Incremental Agreement, the Borrower shall pay to the Administrative Agent any applicable breakage costs associated with reallocations as and when due pursuant to Section 2.11.

2.17   Revenue Bonds. Subject to the Borrower's delivery of a Notice of Borrowing under Section 2.3(a) and the terms and conditions set forth in this Agreement, in connection with the issuance of any Permitted Additional Revenue Bonds after the Closing Date in accordance with Section 10.1(u), under any such Permitted Additional Revenue Bonds, the Bond Purchaser shall be deemed to have sold to each other Lender, and each other Lender shall be deemed to have unconditionally and irrevocably purchased from Bond Purchaser, a non-recourse participation in any such Permitted Additional Revenue Bonds, as the case may be, equal to such Lender's Commitment Percentage of any purchase by Bond Purchaser under any such Permitted Additional Revenue Bonds, as the case may be. Notwithstanding anything to the contrary contained in the Credit Documents or Permitted Additional Revenue Bond Documents, any borrowing by Borrower or any other Credit Party, as applicable, under any loan agreement hereafter entered into in connection with any Permitted Additional Revenue Bond Transaction, or on any promissory note hereafter executed in connection with any Permitted Additional Revenue Bond Transaction shall also be deemed to be and considered as, without duplication, a Borrowing of a Loan hereunder (the outstanding principal of which shall be and be deemed to be included in the Total Exposure for all purposes hereunder).

2.18   Alternate Rate of Interest.

(a)   Unless and until a Benchmark Replacement is implemented in accordance with Section 2.18(b) below, if:

(i)   the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate or the LIBO Rate, as applicable (including because the LIBO Screen Rate is not available or published on a current basis), for such Interest Period; *provided* that no Benchmark Transition Event shall have occurred at or prior to such time; or

(ii)   the Administrative Agent is advised in writing by the Majority Lenders that the Adjusted LIBO Rate or the LIBO Rate, as applicable, for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone, telecopy, electronic mail or other means for notice as provided in Section 13.2 as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (a) any Notice of Conversion or Continuation that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a LIBOR Loan shall be ineffective and (b) if any Notice of Borrowing requests a LIBOR Loan, such Borrowing shall be made as an ABR Loan; *provided* that if the circumstances giving rise to such notice affect only one Type of Loans, then the other Type of Loans shall be permitted.

(b)   Notwithstanding anything to the contrary herein or in any other Credit Document, upon the occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, the Administrative Agent and the Borrower may amend this Agreement to replace the LIBO Rate with a Benchmark Replacement; *provided* that such amendment shall meet the standards set forth in proposed Section 1.1001-6 of the United States Treasury Regulations so as not to be treated as a "modification" (and therefore an exchange) of the Loans for purposes of Section 1.1001-3 of the United States Treasury Regulations. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all Lenders and the Borrower, so long as the Administrative Agent has not received, by such time, written notice of objection to such proposed amendment from Lenders comprising the Majority Lenders; *provided* that, with respect to any proposed amendment containing any SOFR-Based Rate, the Lenders shall be entitled to object only to the Benchmark Replacement Adjustment contained therein. Any such amendment with respect to an Early Opt-in Election will become effective on the date that Lenders comprising the Majority Lenders have delivered to the Administrative Agent written notice that such Majority Lenders accept such amendment. No replacement of the LIBO Rate with a Benchmark Replacement pursuant to this Section 2.18(b) will occur prior to the applicable Benchmark Transition Start Date.

(c)   In connection with the implementation of a Benchmark Replacement, the Administrative Agent (after consultation with the Borrower) will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

(d)   The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date and Benchmark Transition Start Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes and (iv) the commencement or conclusion of any Benchmark Unavailability Period. Any determination,

decision or election that may be made by the Administrative Agent or Lenders pursuant to this <u>Section 2.18</u>, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this <u>Section 2.18</u>.

(e)   Upon the Borrower's receipt of notice of the commencement of a Benchmark Unavailability Period, (i) any Notice of Conversion or Continuation that requests the conversion of any ABR Loan to, or continuation of any ABR Loan as, a LIBOR Loan shall be ineffective, and (ii) if any Notice of Borrowing requests a LIBOR Loan, such Loan shall be made as an ABR Loan; *provided* that (A) if the circumstances giving rise to such notice affect only one Type of Loans, then the other Type of Loans shall be permitted and (B) after receipt of any such notice, the Borrower may revoke any pending request for a Loan of, or conversion to or continuation of, LIBOR Loans.

SECTION 3.   <u>Letters of Credit</u>

3.1   <u>Letters of Credit</u>.

(a)   Subject to and upon the terms and conditions herein set forth, at any time and from time to time on and after the Closing Date and prior to the L/C Maturity Date, the Letter of Credit Issuer agrees, in reliance upon the agreements of the Lenders set forth in this <u>Section 3</u>, to issue upon the request of the Borrower and for the direct or indirect benefit of the Borrower and the Credit Parties, a standby letter of credit or standby letters of credit (the "**Letters of Credit**" and each, a "**Letter of Credit**") in such form and with such Issuer Documents as may be approved by the Letter of Credit Issuer in its reasonable discretion; *provided* that, if requested by the Letter of Credit Issuer, the Borrower shall be a co-applicant of, and jointly and severally liable with respect to, each Letter of Credit issued for the account of a Credit Party (other than the Borrower). Notwithstanding anything to the contrary in the foregoing, the Existing Letters of Credit shall be deemed to have been issued hereunder as "Letters of Credit".

(b)   Notwithstanding the foregoing, (i) no Letter of Credit shall be issued if the Stated Amount, when added to the Letters of Credit Outstanding at such time, would exceed the Letter of Credit Commitment then in effect, (ii) no Letter of Credit shall be issued if the Stated Amount would cause the aggregate amount of all Lenders' Total Exposures at such time to exceed the Loan Limit then in effect, (iii) each Letter of Credit shall have an expiration date occurring no later than the earlier of (A) 12 months (or 18 months in the case of any Letters of Credit issued in favor of the Railroad Commission of Texas, as beneficiary) after the date of issuance or such longer period of time as may be agreed by the Letter of Credit Issuer and (B) the L/C Maturity Date, unless otherwise agreed upon by the Administrative Agent and the Letter of Credit Issuer or as provided under <u>Section 3.2(b)</u>; *provided* that any Letter of Credit may provide for automatic renewal thereof for additional periods of up to 12 months (or 18 months in the case of any Letters of Credit issued in favor of the Railroad Commission of Texas, as beneficiary) or such longer period of time as may be agreed by the Letter of Credit Issuer, subject to the provisions of <u>Section 3.2(b)</u>; *provided, further,* that in no event shall such expiration date occur later than the L/C Maturity Date unless arrangements which are reasonably satisfactory to the Administrative Agent and the Letter of Credit Issuer to Cash Collateralize (or backstop or replace) such Letter of Credit have been made (*provided*, however, that no Lenders shall be obligated to fund participations in respect of any Letter of Credit after the Maturity Date), (v) each Letter of Credit shall be denominated in Dollars, (vi) no Letter of Credit shall be issued if it would be illegal under any applicable Requirement of Law for the beneficiary of the Letter of Credit to have a Letter of Credit issued in its favor and (vii) no Letter of Credit shall be issued by the Letter of Credit Issuer after it has received a written notice from any Credit Party or the Administrative Agent or the Majority Lenders stating that a Default or Event of Default has occurred and is continuing until such time

as the Letter of Credit Issuer shall have received a written notice (A) of rescission of such notice from the party or parties originally delivering such notice, (B) of the waiver of such Default or Event of Default in accordance with the provisions of Section 13.1 or (C) that such Default or Event of Default is no longer continuing.

(c)   Upon at least one Business Day's prior written notice (or telephonic notice promptly confirmed in writing) to the Administrative Agent and the Letter of Credit Issuer (which notice the Administrative Agent shall promptly transmit to each of the applicable Lenders), the Borrower shall have the right, on any day, permanently to terminate or reduce the Letter of Credit Commitment in whole or in part; *provided* that, after giving effect to such termination or reduction, the Letters of Credit Outstanding shall not exceed the Letter of Credit Commitment.

3.2   Letter of Credit Requests.

(a)   Whenever the Borrower desires that a Letter of Credit be issued for its account (other than in respect of the deemed issuance and replacement of the Existing Letters of Credit with Letters of Credit hereunder pursuant to Section 3.1(a)), the Borrower shall give the Administrative Agent and the Letter of Credit Issuer a Letter of Credit Request by no later than 1:00 p.m. (Dallas, Texas time) at least two (or such lesser number as may be agreed upon by the Administrative Agent and the Letter of Credit Issuer) Business Days prior to the proposed date of issuance. Each Letter of Credit Request shall specify, among other things, (i) the aggregate Stated Amount of such Letter of Credit to be issued, (ii) the proposed date of issuance (which shall be a Business Day), (iii) the name and address of the beneficiary, (iv) the expiration date of the Letter of Credit and (v) that the conditions set forth in Section 7 are satisfied (and Section 6 in the case of any issuance of a Letter of Credit on the Closing Date) (other than in respect of the deemed issuance and replacement of the Existing Letters of Credit with Letters of Credit hereunder pursuant to Section 3.1(a)). The Letter of Credit Issuer shall not issue any Letters of Credit unless the Letter of Credit Issuer shall have received notice from the Administrative Agent that the conditions to such issuance have been met, which notice shall be deemed given (A) if the Letter of Credit Issuer has not received notice from the Administrative Agent that the conditions to such issuance have been met within two Business Days after the date of the applicable Letter of Credit Request or (B) if the aggregate amount of Letters of Credit Outstanding issued by the Letter of Credit Issuer then outstanding does not exceed the amount theretofore agreed to by the Borrower, the Administrative Agent and the Letter of Credit Issuer, and the Administrative Agent has not otherwise notified the Letter of Credit Issuer that it may no longer rely on clause (A).

(b)   If the Borrower so requests in any applicable Letter of Credit Request, the Letter of Credit Issuer may, in its sole and absolute discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an "**Auto-Extension Letter of Credit**"); provided that any such Auto-Extension Letter of Credit must permit the Letter of Credit Issuer to prevent any such extension at least once in each 12-month or 18-month period, as applicable (commencing with the date of issuance of such Letter of Credit), by giving prior notice to the beneficiary thereof (the "**Non-Extension Notice Date**") not later than a day in each such 12-month or 18-month period, as applicable, to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by the Letter of Credit Issuer, the Borrower shall not be required to make a specific request to the Letter of Credit Issuer for any such extension. Once an Auto-Extension Letter of Credit has been issued, the Lenders shall be deemed to have authorized (but may not require) the Letter of Credit Issuer to permit the extension of such Letter of Credit at any time to an expiry date not later than the L/C Maturity Date unless arrangements which are reasonably satisfactory to the Letter of Credit Issuer to Cash Collateralize (or satisfactory to the Letter of Credit Issuer in its sole discretion to otherwise backstop) such Letter of Credit have been made (but no Lenders shall be obligated to fund participations in respect of any Letter of Credit after the Maturity Date); provided, however, that the Letter of Credit Issuer shall not permit any such extension if (i) the Letter of Credit Issuer has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its revised form (as

extended) under the terms hereof (by reason of the provisions of <u>clause (b)</u> of <u>Section 3.1</u> or otherwise), or (ii) it has received notice (which may be by telephone or in writing) on or before the day that is five Business Days before the Non-Extension Notice Date (A) from the Administrative Agent that the Majority Lenders have elected not to permit such extension or (B) from the Administrative Agent, any Lender or the Borrower that one or more of the applicable conditions specified in <u>Section 7</u> are not then satisfied, and in each such case directing the Letter of Credit Issuer not to permit such extension.

(c)   The Letter of Credit Issuer (other than the Administrative Agent or any of its Affiliates) shall, at least once each week, provide the Administrative Agent with a list of all Letters of Credit issued by it that are outstanding at such time; *provided* that, upon written request from the Administrative Agent, the Letter of Credit Issuer shall thereafter notify the Administrative Agent in writing on each Business Day of all Letters of Credit issued on the prior Business Day by the Letter of Credit Issuer.

(d)   The making of each Letter of Credit Request shall be deemed to be a representation and warranty by the Borrower that the Letter of Credit may be issued in accordance with, and will not violate the requirements of, <u>Section 3.1(b)</u>.

3.3   <u>Letter of Credit Participations</u>.

(a)   Immediately upon the issuance by the Letter of Credit Issuer of any Letter of Credit, the Letter of Credit Issuer shall be deemed to have sold and transferred to each Lender (each such Lender, in its capacity under this <u>Section 3.3</u>, an "**L/C Participant**"), and each such L/C Participant shall be deemed irrevocably and unconditionally to have purchased and received from the Letter of Credit Issuer, without recourse or warranty, an undivided interest and participation (each an "**L/C Participation**"), to the extent of such L/C Participant's Commitment Percentage, in each Letter of Credit, each substitute therefor, each drawing made thereunder and the obligations of the Borrower under this Agreement with respect thereto, and any security therefor or guaranty pertaining thereto.

(b)   In determining whether to pay under any Letter of Credit, the Letter of Credit Issuer shall have no obligation relative to the L/C Participants other than to confirm that (i) any documents required to be delivered under such Letter of Credit have been delivered, (ii) the Letter of Credit Issuer has examined the documents with reasonable care and (iii) the documents appear to comply on their face with the requirements of such Letter of Credit. Any action taken or omitted to be taken by the Letter of Credit Issuer under or in connection with any Letter of Credit issued by it, if taken or omitted in the absence of gross negligence or willful misconduct, shall not create for the Letter of Credit Issuer any resulting liability.

(c)   In the event that the Letter of Credit Issuer makes any payment under any Letter of Credit issued by it and the Borrower shall not have repaid such amount in full to the Letter of Credit Issuer pursuant to <u>Section 3.4(a)</u>, or if any reimbursement payment is required to be refunded to the Borrower, the Letter of Credit Issuer shall promptly notify the Administrative Agent and each L/C Participant of such failure, and each such L/C Participant shall promptly and unconditionally pay to the Administrative Agent for the account of the Letter of Credit Issuer, the amount of such L/C Participant's Commitment Percentage of such unreimbursed payment in Dollars and in immediately available funds; *provided*, *however*, that no L/C Participant shall be obligated to pay to the Administrative Agent for the account of the Letter of Credit Issuer its Commitment Percentage of such unreimbursed amount arising from any wrongful payment made by the Letter of Credit Issuer under any such Letter of Credit as a result of acts or omissions constituting willful misconduct or gross negligence on the part of the Letter of Credit Issuer (as determined in a final and non-appealable judgment by a court of competent jurisdiction). Each L/C Participant shall make available to the Administrative Agent for the account of the Letter of Credit Issuer such L/C Participant's Commitment Percentage of the amount of such payment no later than 1:00 p.m. (Dallas, Texas time) on the first Business Day after the date notified by the Letter of Credit Issuer in immediately available funds. If

and to the extent such L/C Participant shall not have so made its Commitment Percentage of the amount of such payment available to the Administrative Agent for the account of the Letter of Credit Issuer, such L/C Participant agrees to pay to the Administrative Agent for the account of the Letter of Credit Issuer, forthwith on demand, such amount, together with interest thereon for each day from such date until the date such amount is paid to the Administrative Agent for the account of the Letter of Credit Issuer at a rate per annum equal to the Overnight Rate from time to time then in effect, plus any administrative, processing or similar fees customarily charged by the Letter of Credit Issuer in connection with the foregoing. The failure of any L/C Participant to make available to the Administrative Agent for the account of the Letter of Credit Issuer its Commitment Percentage of any payment under any Letter of Credit shall not relieve any other L/C Participant of its obligation hereunder to make available to the Administrative Agent for the account of the Letter of Credit Issuer its Commitment Percentage of any payment under such Letter of Credit on the date required, as specified above, but no L/C Participant shall be responsible for the failure of any other L/C Participant to make available to the Administrative Agent such other L/C Participant's Commitment Percentage of any such payment.

(d)   Whenever the Letter of Credit Issuer receives a payment in respect of an unpaid reimbursement obligation as to which the Administrative Agent has received for the account of the Letter of Credit Issuer any payments from the L/C Participants pursuant to clause (c) above, the Letter of Credit Issuer shall pay to the Administrative Agent and the Administrative Agent shall promptly pay to each L/C Participant that has paid its Commitment Percentage of such reimbursement obligation, in Dollars and in immediately available funds, an amount equal to such L/C Participant's share (based upon the proportionate aggregate amount originally funded by such L/C Participant to the aggregate amount funded by all L/C Participants) of the principal amount so paid in respect of such reimbursement obligation and interest thereon accruing after the purchase of the respective L/C Participations at the Overnight Rate.

(e)   The obligations of the L/C Participants to make payments to the Administrative Agent for the account of the Letter of Credit Issuer with respect to Letters of Credit shall be irrevocable and not subject to counterclaim, set-off or other defense or any other qualification or exception whatsoever and shall be made in accordance with the terms and conditions of this Agreement under all circumstances, including under any of the following circumstances:

(i)   any lack of validity or enforceability of this Agreement or any of the other Credit Documents;

(ii)   the existence of any claim, set-off, defense or other right that the Borrower may have at any time against a beneficiary named in a Letter of Credit, any transferee of the Letter of Credit (or any Person for whom any such transferee may be acting), the Administrative Agent, the Letter of Credit Issuer, any Lender or other Person, whether in connection with this Agreement, any Letter of Credit, the transactions contemplated herein or any unrelated transactions (including any underlying transaction between the Borrower and the beneficiary named in any such Letter of Credit);

(iii)   any draft, certificate or any other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;

(iv)   the surrender or impairment of any security for the performance or observance of any of the terms of any of the Credit Documents; or

(v)   the occurrence of any Default or Event of Default;

provided, *however*, that no L/C Participant shall be obligated to pay to the Administrative Agent for the account of the Letter of Credit Issuer its Commitment Percentage of any unreimbursed amount arising from any wrongful payment made by the Letter of Credit Issuer under a Letter of Credit as a result of acts or omissions constituting willful misconduct, bad faith or gross negligence on the part of the Letter of Credit Issuer (as determined in a final and non-appealable judgment by a court of competent jurisdiction).

        3.4   Agreement to Repay Letter of Credit Drawings.

        (a)   The Borrower hereby agrees to reimburse the Letter of Credit Issuer by making payment in Dollars to the Administrative Agent for the account of the Letter of Credit Issuer in immediately available funds, for any payment or disbursement made by the Letter of Credit Issuer under any Letter of Credit issued by it (each such amount so paid until reimbursed, an "**Unpaid Drawing**") (i) within one Business Day of the date of such payment or disbursement if the Borrower receives notice from the Letter of Credit Issuer of such payment or disbursement prior to 11:00 a.m. (Dallas, Texas time) on such next succeeding Business Day (from the date of such payment or disbursement) or (ii) if such notice is received after such time, on the next Business Day following the date of receipt of such notice (such required date for reimbursement under clause (a) or (ii), as applicable, on such Business Day (the "**Reimbursement Date**")), with interest on the amount so paid or disbursed by the Letter of Credit Issuer, from and including the date of such payment or disbursement to but excluding the Reimbursement Date, at the per annum rate for each day equal to the rate described in Section 2.8(a); *provided* that, notwithstanding anything contained in this Agreement to the contrary, with respect to any Letter of Credit, (A) unless the Borrower shall have notified the Administrative Agent and the Letter of Credit Issuer prior to 11:00 a.m. (Dallas, Texas time) on the Reimbursement Date that the Borrower intends to reimburse the Letter of Credit Issuer for the amount of such drawing with funds other than the proceeds of Loans, the Borrower shall be deemed to have given a Notice of Borrowing requesting that the Lenders make Loans (which shall be ABR Loans) on the Reimbursement Date in an amount equal to the amount at such drawing, and (B) the Administrative Agent shall promptly notify each L/C Participant of such drawing and the amount of its Loan to be made in respect thereof, and each L/C Participant shall be irrevocably obligated to make a Loan to the Borrower in the manner deemed to have been requested in the amount of its Commitment Percentage of the applicable Unpaid Drawing by 12:00 noon (Dallas, Texas time) on such Reimbursement Date by making the amount of such Loan available to the Administrative Agent. Such Loans made in respect of such Unpaid Drawing on such Reimbursement Date shall be made without regard to the limits of Section 2.2 and without regard to the satisfaction of the conditions set forth in Section 7. The Administrative Agent shall use the proceeds of such Loans solely for purpose of reimbursing the Letter of Credit Issuer for the related Unpaid Drawing. In the event that the Borrower fails to Cash Collateralize any Letter of Credit that is outstanding on the Maturity Date, the full amount of the Letters of Credit Outstanding in respect of such Letter of Credit shall be deemed to be an Unpaid Drawing subject to the provisions of this Section 3.4 except that the Letter of Credit Issuer shall hold the proceeds received from the Lenders as contemplated above as cash collateral for such Letter of Credit to reimburse any Drawing under such Letter of Credit and shall use such proceeds *first*, to reimburse itself for any Drawings made in respect of such Letter of Credit following the L/C Maturity Date, *second*, to the extent such Letter of Credit expires or is returned undrawn while any such cash collateral remains, to the repayment of obligations in respect of any Loans that have not been paid at such time and *third*, to the Borrower or as otherwise directed by a court of competent jurisdiction. Nothing in this Section 3.4(a) shall affect the Borrower's obligation to repay all outstanding Loans when due in accordance with the terms of this Agreement.

        (b)   The obligations of the Borrower under this Section 3.4 to reimburse the Letter of Credit Issuer with respect to Unpaid Drawings (including, in each case, interest thereon) shall be absolute and unconditional under any and all circumstances and irrespective of any set-off, counterclaim or defense to payment that the Borrower or any other Person may have or have had against the Letter of Credit Issuer, the Administrative Agent or any Lender (including in its capacity as an L/C Participant), including any

defense based upon the failure of any drawing under a Letter of Credit (each a "**Drawing**") to conform to the terms of the Letter of Credit or any non-application or misapplication by the beneficiary of the proceeds of such Drawing; *provided* that the Borrower shall not be obligated to reimburse the Letter of Credit Issuer for any wrongful payment made by the Letter of Credit Issuer under the Letter of Credit issued by it as a result of acts or omissions constituting willful misconduct, bad faith or gross negligence on the part of the Letter of Credit Issuer (as determined in a final and non-appealable judgment by a court of competent jurisdiction).

3.5   Increased Costs. If, after the Closing Date, the adoption of any Change in Law shall either (a) impose, modify or make applicable any reserve, deposit, capital adequacy, liquidity or similar requirement against letters of credit issued by the Letter of Credit Issuer, or any L/C Participant's L/C Participation therein, or (b) impose on the Letter of Credit Issuer or any L/C Participant any other conditions, costs or expenses affecting its obligations under this Agreement in respect of Letters of Credit or L/C Participations therein or any Letter of Credit or such L/C Participant's L/C Participation therein, and the result of any of the foregoing is to increase the cost to the Letter of Credit Issuer or such L/C Participant of issuing, maintaining or participating in any Letter of Credit, or to reduce the amount of any sum received or receivable by the Letter of Credit Issuer or such L/C Participant hereunder (other than (i) Indemnified Taxes or (ii) Excluded Taxes) in respect of Letters of Credit, L/C Participations therein or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto, then, promptly (and in any event no later than 15 days) after receipt of written demand to the Borrower by the Letter of Credit Issuer or such L/C Participant, as the case may be (a copy of which notice shall be sent by the Letter of Credit Issuer or such L/C Participant to the Administrative Agent), the Borrower shall pay to the Letter of Credit Issuer or such L/C Participant such additional amount or amounts as will compensate the Letter of Credit Issuer or such L/C Participant for such increased cost or reduction, it being understood and agreed, however, that the Letter of Credit Issuer or an L/C Participant shall not be entitled to such compensation as a result of such Person's compliance with, or pursuant to any request or directive to comply with, any such Requirement of Law as in effect on the Closing Date (except as otherwise set forth in the definition of Change in Law). A certificate submitted to the Borrower by the Letter of Credit Issuer or an L/C Participant, as the case may be (a copy of which certificate shall be sent by the Letter of Credit Issuer or such L/C Participant to the Administrative Agent), setting forth in reasonable detail the basis for the determination of such additional amount or amounts necessary to compensate the Letter of Credit Issuer or such L/C Participant as aforesaid shall be conclusive and binding on the Borrower absent clearly demonstrable error.

3.6   New or Successor Letter of Credit Issuer.

(a)   The Letter of Credit Issuer may resign as the Letter of Credit Issuer upon 30 days' prior written notice to the Administrative Agent, the Lenders and the Borrower. The Borrower may replace the Letter of Credit Issuer for any reason upon written notice to the Letter of Credit Issuer and the Administrative Agent and may add Letter of Credit Issuers at any time upon notice to the Administrative Agent. If the Letter of Credit Issuer shall resign or be replaced, or if the Borrower shall decide to add a new Letter of Credit Issuer under this Agreement, then the Borrower may appoint from among the Lenders a successor issuer of Letters of Credit or a new Letter of Credit Issuer, as the case may be, or, with the consent of the Administrative Agent (such consent not to be unreasonably withheld) and such new Letter of Credit Issuer, another successor or new issuer of Letters of Credit, whereupon such successor issuer shall succeed to the rights, powers and duties of the replaced or resigning Letter of Credit Issuer under this Agreement and the other Credit Documents, or such new issuer of Letters of Credit shall be granted the rights, powers and duties of the Letter of Credit Issuer hereunder, and the term "Letter of Credit Issuer" shall mean such successor or such new issuer of Letters of Credit effective upon such appointment. The acceptance of any appointment as the Letter of Credit Issuer hereunder whether as a successor issuer or new issuer of Letters of Credit in accordance with this Agreement, shall be evidenced by an agreement entered into by such new or successor issuer of Letters of Credit, in a form reasonably satisfactory to the

Borrower and the Administrative Agent and, from and after the effective date of such agreement, such new or successor issuer of Letters of Credit shall become a "Letter of Credit Issuer" hereunder. After the resignation or replacement of the Letter of Credit Issuer hereunder, the resigning or replaced Letter of Credit Issuer shall remain a party hereto and shall continue to have all the rights and obligations of the Letter of Credit Issuer under this Agreement and the other Credit Documents with respect to Letters of Credit issued by it prior to such resignation or replacement until the occurrence of events specified in clause (i) or (ii) below, but shall not be required to issue additional Letters of Credit. In connection with any resignation or replacement pursuant to this clause (a) (but, in case of any such resignation, only to the extent that a successor issuer of Letters of Credit shall have been appointed), either (i) any outstanding Letters of Credit issued by the resigning or replaced Letter of Credit Issuer shall be replaced with Letters of Credit issued by the successor issuer of Letters of Credit or (ii) the successor issuer of Letters of Credit, if such successor issuer is reasonably satisfactory to the replaced or resigning Letter of Credit Issuer, shall issue "back-stop" Letters of Credit naming the resigning or replaced Letter of Credit Issuer as beneficiary for each outstanding Letter of Credit issued by the resigning or replaced Letter of Credit Issuer, which new Letters of Credit shall have a Stated Amount equal to the Letters of Credit being back-stopped and the sole requirement for drawing on such new Letters of Credit shall be a drawing on the corresponding back-stopped Letters of Credit. After any resigning or replaced Letter of Credit Issuer's resignation or replacement as Letter of Credit Issuer, the provisions of this Agreement relating to the Letter of Credit Issuer shall inure to its benefit as to any actions taken or omitted to be taken by it (A) while it was the Letter of Credit Issuer under this Agreement or (B) at any time with respect to Letters of Credit issued by the Letter of Credit Issuer.

(b)　　To the extent that there are, at the time of any resignation or replacement as set forth in clause (a) above, any outstanding Letters of Credit, nothing herein shall be deemed to impact or impair any rights and obligations of any of the parties hereto with respect to such outstanding Letters of Credit (including any obligations related to the payment of fees or the reimbursement or funding of amounts drawn), except that the Borrower, the resigning or replaced Letter of Credit Issuer and the successor issuer of Letters of Credit shall have the obligations regarding outstanding Letters of Credit described in clause (a) above.

3.7　　Role of Letter of Credit Issuer. Each Lender and the Borrower agree that, in paying any drawing under a Letter of Credit, the Letter of Credit Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the Letter of Credit Issuer, the Administrative Agent, any of their respective affiliates nor any correspondent, participant or assignee of the Letter of Credit Issuer shall be liable to any Lender for (a) any action taken or omitted in connection herewith at the request or with the approval of the Majority Lenders, (b) any action taken or omitted in the absence of gross negligence, willful misconduct or bad faith or (c) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Issuer Document. The Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; *provided* that this assumption is not intended to, and shall not, preclude the Borrower's pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. None of the Letter of Credit Issuer, the Administrative Agent, any of their respective affiliates nor any correspondent, participant or assignee of the Letter of Credit Issuer shall be liable or responsible for any of the matters described in Section 3.3(e); *provided* that anything in such Section to the contrary notwithstanding, the Borrower may have a claim against the Letter of Credit Issuer, and the Letter of Credit Issuer may be liable to the Borrower, to the extent, but only to the extent, of any direct, as opposed to special, indirect, consequential, exemplary or punitive, damages suffered by the Borrower which the Borrower proves were caused by the Letter of Credit Issuer's willful misconduct, gross negligence or bad faith (as determined in a final and non-appealable judgment by a court of competent jurisdiction) or the Letter of Credit Issuer's willful failure to pay under any Letter of Credit after the presentation to it by the

beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit. In furtherance and not in limitation of the foregoing, the Letter of Credit Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and the Letter of Credit Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

3.8 Cash Collateral.

(a) Upon the request of the Majority Lenders if, as of the L/C Maturity Date, there are any Letters of Credit Outstanding, the Borrower shall immediately Cash Collateralize the then Letters of Credit Outstanding.

(b) If any Event of Default shall occur and be continuing, the Administrative Agent and/or the Required Lenders may require that the L/C Obligations be Cash Collateralized; *provided* that, upon the occurrence of an Event of Default referred to in Section 11.5 with respect to the Borrower, the Borrower shall immediately Cash Collateralize the Letters of Credit then outstanding and no notice or request by or consent from the Administrative Agent nor the Required Lenders shall be required.

(c) For purposes of this Agreement, "**Cash Collateralize**" and "**Cash Collateral**" shall mean to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the Letter of Credit Issuer and the Lenders, as collateral for the L/C Obligations, cash or deposit account balances in an amount equal to 103% of the amount of the Letters of Credit Outstanding required to be Cash Collateralized pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent and the Letter of Credit Issuer (which documents are hereby consented to by the Lenders). Derivatives of such terms have corresponding meanings. The Borrower hereby grants to the Administrative Agent, for the benefit of the Letter of Credit Issuer and the L/C Participants, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing. Such cash collateral shall be maintained in blocked, interest bearing deposit accounts established by and in the name of the Borrower, but under the "control" (as defined in Section 9-104 of the UCC) of the Administrative Agent.

(d) If the Borrower is required to Cash Collateralize hereunder in connection with any prepayment pursuant to Section 5.2, then such Cash Collateral will be returned to the Borrower promptly after the Borrowing Base Deficiency ceases to exist

3.9 Applicability of ISP. Unless otherwise expressly agreed by the Letter of Credit Issuer and the Borrower when a Letter of Credit is issued, the rules of the ISP shall apply to each standby Letter of Credit. Notwithstanding the foregoing, the Letter of Credit Issuer shall not be responsible to Borrower for, and the Letter of Credit Issuer's rights and remedies against Borrower shall not be impaired by, any action or inaction of the Letter of Credit Issuer with respect to the Letter of Credit Issuer's obligations under a Letter of Credit expressly required under any law, order, or practice that is expressly required to be applied to such Letter of Credit, including pursuant to a Requirement of Law or any order of a Governmental Authority of a jurisdiction where the Letter of Credit Issuer or the beneficiary of such Letter of Credit is located, the practice stated in the ISP or, unless expressly provided otherwise by the terms of such Letter of Credit, in the decisions, opinions, practice statements, or official commentary of the ICC Banking Commission, the Bankers Association for Finance and Trade - International Financial Services Association (BAFT-IFSA), or the Institute of International Banking Law & Practice applicable to letters of credit of the same type as such Letter of Credit, whether or not any Letter of Credit chooses such law or practice.

3.10   Conflict with Issuer Documents. In the event of any conflict between the terms hereof and the terms of any Issuer Document, the terms hereof shall control.

3.11   Letters of Credit Issued for Restricted Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Restricted Subsidiary, the Borrower shall be obligated to reimburse the Letter of Credit Issuer hereunder for any and all drawings under such Letter of Credit. The Borrower hereby acknowledges that the issuance of Letters of Credit for the account of the Restricted Subsidiaries inures to the benefit of the Borrower, and that the Borrower's business derives substantial benefits from the businesses of such Restricted Subsidiaries.

SECTION 4.   Fees; Commitments.

4.1   Fees.

(a)   The Borrower agrees to pay to the Administrative Agent in Dollars, for the account of each Lender (in each case pro rata according to the respective Commitment Percentages of the Lenders), a commitment fee (the "**Commitment Fee**") for each day from the Closing Date until but excluding the Termination Date. Each Commitment Fee shall be payable by the Borrower (i) quarterly in arrears on the last Business Day of each March, June, September and December (for the three-month period (or portion thereof) ended on such day for which no payment has been received) and (ii) on the Termination Date (for the period ended on such date for which no payment has been received pursuant to clause (i) above), and shall be computed for each day during such period at a rate per annum equal to the Commitment Fee Rate in effect on such day on the Available Commitment (assuming for this purpose that there is no reference to "Swingline Exposure" in the definition of Total Exposure) in effect on such day.

(b)   The Borrower agrees to pay to the Administrative Agent in Dollars for the account of the Lenders pro rata on the basis of their respective Letter of Credit Exposure, a fee in respect of each Letter of Credit (the "**Letter of Credit Fee**"), for the period from the date of issuance of such Letter of Credit until the termination or expiration date of such Letter of Credit computed at the per annum rate for each day equal to the Applicable Margin for LIBOR Loans on the average daily Stated Amount of such Letter of Credit. Such Letter of Credit Fees shall be due and payable (i) quarterly in arrears on the last Business Day of each March, June, September and December and (ii) on the Termination Date (for the period for which no payment has been received pursuant to clause (i) above).

(c)   The Borrower agrees to pay to the Letter of Credit Issuer a fee in respect of each Letter of Credit issued by it (the "**Fronting Fee**"), for the period from the date of issuance of such Letter of Credit to the termination or expiration date of such Letter of Credit, computed at the rate for each day equal to 0.125% per annum (or such other amount a may be agreed in a separate writing between the Borrower and the Letter of Credit Issuer) on the average daily Stated Amount of such Letter of Credit (or at such other rate per annum as agreed in writing between the Borrower and the Letter of Credit Issuer). Such Fronting Fees shall be due and payable by the Borrower (i) quarterly in arrears on the last Business Day of each March, June, September and December and (ii) on the Termination Date (for the period for which no payment has been received pursuant to clause (i) above).

(d)   The Borrower agrees to pay directly to the Letter of Credit Issuer upon each issuance of, drawing under, and/or amendment of, a Letter of Credit issued by it such amount as the Letter of Credit Issuer and the Borrower shall have agreed upon for issuances of, drawings under or amendments of, letters of credit issued by it.

(e)   The Borrower agrees to pay to the Administrative Agent the administrative agent fees in the amounts and on the dates as set forth in writing from time to time between the Administrative Agent and the Borrower.

4.2   Voluntary Reduction of Commitments.

(a)   Upon at least two Business Days' prior written notice (or telephonic notice promptly confirmed in writing) to the Administrative Agent at the Administrative Agent's Office (which notice the Administrative Agent shall promptly transmit to each of the Lenders), the Borrower shall have the right, without premium or penalty, on any day, to permanently terminate or reduce the Commitments, as determined by the Borrower, in whole or in part; *provided* that (i) any such termination or reduction shall apply ratably to reduce each Lender's Commitment, (ii) any partial reduction pursuant to this Section 4.2 shall be in the amount of at least $500,000 and in an integral multiple of $100,000 in excess thereof and (iii) after giving effect to such termination or reduction and to any prepayments of Loans or cancellation or Cash Collateralization of Letters of Credit made on the date thereof in accordance with this Agreement, the aggregate amount of all Lenders' Total Exposures shall not exceed the Loan Limit.

(b)   The Borrower may terminate the unused amount of the Commitment of a Defaulting Lender upon not less than two (2) Business Days' prior notice to the Administrative Agent (which will promptly notify the Lenders thereof), and in such event the provisions of Section 2.15(f) will apply to all amounts thereafter paid by the Borrower for the account of such Defaulting Lender under this Agreement (whether on account of principal, interest, fees, indemnity or other amounts), *provided* that such termination will not be deemed to be a waiver or release of any claim the Borrower, the Administrative Agent, the Letter of Credit Issuer, the Swingline Lender or any Lender may have against such Defaulting Lender.

4.3   Mandatory Termination or Reduction of Commitments.

(a)   The Total Commitment shall terminate at 5:00 p.m. (Dallas, Texas time) on the Termination Date.

(b)   The Swingline Commitment shall terminate at 5:00 p.m. (Dallas, Texas time) on the earlier of (x) the Swingline Maturity Date and (y) the Termination Date.

(c)   If any reduction in the Borrowing Base would result in the Borrowing Base being less than the Total Commitment, the Total Commitment shall be automatically and permanently (but subject to Section 2.16) reduced, without premium or penalty, contemporaneously with such reduction in the Borrowing Base so that the Total Commitment equals the Borrowing Base as reduced or determined; *provided* that any such reduction shall apply ratably to reduce each Lender's Commitment. Concurrently with, and effective on, the Redetermination Date applicable to such Borrowing Base reduction or determination, (i) Schedule 1.1(a) and the Register shall each be amended to reflect the decrease in the Total Commitment and the Commitment of each Lender and (ii) the Administrative Agent shall promptly distribute to the Borrower, the Administrative Agent, the Swingline Lender, the Letter of Credit Issuer and each Lender the revised Schedule 1.1(a).

SECTION 5.   Payments

5.1   Voluntary Prepayments. The Borrower shall have the right to prepay Loans and Swingline Loans, in each case, without premium or penalty, in whole or in part from time to time on the following terms and conditions:

(a)   the Borrower shall give the Administrative Agent at the Administrative Agent's Office written notice (or telephonic notice promptly confirmed in writing) of its intent to make such prepayment, the amount of such prepayment and (in the case of LIBOR Loans) the specific Borrowing(s) being prepaid, which notice shall be given by the Borrower no later than 1:00 p.m. (Dallas, Texas time) (i) in the case of LIBOR Loans, three Business Days prior to such payment and (ii) in the case of ABR Loans on the date of such prepayment and shall promptly be transmitted by the Administrative Agent to each of the Lenders;

(b)   each partial prepayment of (i) LIBOR Loans shall be in a minimum amount of $500,000 and in multiples of $100,000 in excess thereof or a lesser amount to the extent such lesser amount represents the entire aggregate outstanding LIBOR Loans at such time, and (ii) any ABR Loans shall be in a minimum amount of $500,000 and in multiples of $100,000 in excess thereof or a lesser amount to the extent such lesser amount represents the entire aggregate outstanding ABR Loans at such time; *provided* that no partial prepayment of LIBOR Loans made pursuant to a single Borrowing shall reduce the outstanding LIBOR Loans made pursuant to such Borrowing to an amount less than $1,000,000 for such LIBOR Loans; and

(c)   any prepayment of LIBOR Loans pursuant to this Section 5.1 on any day other than the last day of an Interest Period applicable thereto shall be subject to compliance by the Borrower with the applicable provisions of Section 2.11.

Each such notice shall specify the date and amount of such prepayment and the Type of Loans to be prepaid. Prepayments made pursuant to this Section 5.1 shall be applied in the manner set forth in Section 2.15(f) for so long as any Lender is a Defaulting Lender.

Notwithstanding anything to the contrary contained in this Agreement, any such notice of prepayment pursuant to this Section 5.1 may state that it is conditioned upon the occurrence or non-occurrence of any event specified therein (including the effectiveness of other credit facilities), in which case such notice may be revoked by the Borrower (by written notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied; *provided* that any notice of prepayment made pursuant to this Section 5.1 shall be subject to any applicable breakage costs described in Section 2.11 incurred as a result of such prepayment.

5.2   Mandatory Prepayments.

(a)   Repayment following Optional Reduction of Commitments. If, after giving effect to any termination or reduction of the Commitments pursuant to Section 4.2(a), the aggregate Total Exposures of all Lenders exceeds the Loan Limit (as reduced), then the Borrower shall on the same Business Day (i) prepay the Swingline Loans and, after all Swingline Loans have been paid in full, the remaining Loans on the date of such termination or reduction in an aggregate principal amount equal to such excess and (ii) if any excess remains after prepaying all of the Loans as a result of any Letter of Credit Exposure, pay to the Administrative Agent on behalf of the Letter of Credit Issuer and the L/C Participants an amount in cash equal to such excess to be held as cash collateral as provided in Section 3.8.

(b)   Repayment of Loans Following Redetermination or Adjustment of Borrowing Base.

(i)   Upon any redetermination of the Borrowing Base in accordance with Section 2.14(b) or Section 9.14(c), if the aggregate Total Exposures of all Lenders exceeds the redetermined Borrowing Base, then the Borrower shall, within 10 Business Days after its receipt of a New Borrowing Base Notice indicating such Borrowing Base Deficiency, inform the Administrative Agent of the Borrower's election to: (A) within 30 days following such election prepay the Loans in an aggregate principal amount equal to such excess, (B) prepay the Loans in six equal monthly installments, commencing on the 30th day following receipt of the New Borrowing Base Notice indicating such Borrowing Base Deficiency with each payment being equal to 1/6th of the aggregate principal amount of such excess (as such excess may be reduced during such six-month period as a result of any Borrowing Base redetermination or adjustment pursuant to Section 2.14), (C) within 30 days following such election, submit a Reserve Report including additional Borrowing Base Properties in the form of additional Oil and Gas Properties not evaluated in the most recently delivered Reserve Report having a Borrowing Base value (as proposed by the Administrative Agent and approved by the Required Lenders in a manner consistent with Section 2.14) sufficient, after giving effect to any other actions taken pursuant to this Section 5.2(b)(i) to eliminate any such excess, and the applicable Credit Party shall mortgage such additional Borrowing Base Properties in accordance with, and to the extent required by, Section 9.10(c), or (D) undertake a combination of clauses (A), (B) and (C); *provided* that if, because of Letter of Credit Exposure, a Borrowing Base Deficiency remains after prepaying all of the Loans, the Borrower shall Cash Collateralize such remaining Borrowing Base Deficiency as provided in Section 3.8; *provided further*, that all payments required to be made pursuant to this Section 5.2(b)(i) must be made on or prior to the Termination Date. Notwithstanding the foregoing, if the Borrower does not inform the Administrative Agent of its election within such 10-Business Day period, the Borrower shall be deemed to have delivered an election notice proposing the action set forth in clause (B) above as of the last day of such 10-Business Day period.

(ii)   Upon any adjustment to the Borrowing Base pursuant to Section 2.14(e) or Section 2.14(f), if the aggregate Total Exposures of all Lenders exceeds the Borrowing Base, as adjusted or determined, then the Borrower shall (A) prepay the Loans in an aggregate principal amount equal to such excess and (B) if any excess remains after prepaying all of the Loans as a result of any Letter of Credit Exposure, Cash Collateralize such excess as provided in Section 3.8. The Borrower shall be obligated to make such prepayment and/or deposit of cash collateral no later than three Business Days following the date it receives written notice from the Administrative Agent of the adjustment or determination of the Borrowing Base and the resulting Borrowing Base Deficiency; *provided* that all payments required to be made pursuant to this clause must be made on or prior to the Termination Date.

(iii)   If the Borrower incurs any Indebtedness (other than any Indebtedness permitted under Section 10.1), the Borrower shall prepay the Loans within one (1) Business Day after the date the Borrower receives the net cash proceeds from the incurrence of such Indebtedness in an amount equal to the lesser of (A) 100% of the net cash proceeds received in respect to such Indebtedness and (B) the then outstanding principal balance of the Loans. For the avoidance of doubt, Borrower shall be required to continue to comply with Section 5.2(b)(ii) with respect to any Borrowing Base Deficiency existing at the time of such incurrence of such Indebtedness for any reason other than any Disposition of Borrowing Base Properties.

(c)   Application to Loans. With respect to each prepayment of Loans elected under Section 5.1 or required by this Section 5.2, the Borrower may designate (i) the Types of Loans that are to be prepaid and the specific Borrowing(s) being repaid and (ii) the Loans to be prepaid; *provided* that (A) each prepayment of any Loans made pursuant to a Borrowing shall be applied pro rata among such Loans and (B) notwithstanding the provisions of the preceding clause (A), no prepayment of Loans shall be applied to the Loans of any Defaulting Lender unless otherwise agreed in writing by the Borrower. In the absence of

a designation by the Borrower as described in the preceding sentence, the Administrative Agent shall, subject to the above, make such designation in its reasonable discretion with a view, but no obligation, to minimize breakage costs owing under Section 2.11.

(d)   LIBOR Interest Periods. In lieu of making any payment pursuant to this Section 5.2 in respect of any LIBOR Loan, other than on the last day of the Interest Period therefor so long as no Event of Default shall have occurred and be continuing, the Borrower at its option may deposit, on behalf of the Borrower, with the Administrative Agent an amount equal to the amount of the LIBOR Loan to be prepaid and such LIBOR Loan shall be repaid on the last day of the Interest Period therefor in the required amount. Such deposit shall be held by the Administrative Agent in a corporate time deposit account established on terms reasonably satisfactory to the Administrative Agent, earning interest at the then customary rate for accounts of such type. Such deposit shall constitute cash collateral for the LIBOR Loans to be so prepaid; *provided* that the Borrower may at any time direct that such deposit be applied to make the applicable payment required pursuant to this Section 5.2.

(e)   Excess Cash Balances. If on the last Business Day of any calendar week (or, on any Business Day if a Borrowing Base Deficiency or Event of Default then exists and is continuing) the Borrower and its Restricted Subsidiaries have any Excess Cash, taken as a whole, in excess of $75,000,000 as of the end of such date, then the Borrower shall prepay the Borrowings within one Business Day following such date in an amount equal to the lesser of (A) the amount of such excess and (B) the amount of such outstanding Borrowings. Each prepayment of Borrowings pursuant to this Section 5.2(e) shall be applied in accordance with Section 5.2(c). Prepayments pursuant to this Section 5.2(e) shall be accompanied by accrued interest to the extent required by Section 2.8.

(f)   Other Mandatory Prepayments. Within three (3) Business Days after the receipt by the Borrower or any Restricted Subsidiary of any net cash proceeds (net of any costs and expenses, including taxes, payable by the Borrower or any Restricted Subsidiary in respect of such Disposition) from a Disposition consummated in accordance with Section 10.4(g) or Section 10.4(m) during the continuation of an Event of Default or Borrowing Base Deficiency, the Borrower shall prepay the Borrowings in an amount equal to the lesser of (A) the amount of such net cash proceeds received and (B) the amount of such outstanding Borrowings. Each prepayment of Borrowings pursuant to this Section 5.2(f) shall be applied in accordance with Section 5.2(c). Each prepayment pursuant to this Section 5.2(f) shall be accompanied by accrued interest to the extent required by Section 2.8.

5.3   Method and Place of Payment.

(a)   Except as otherwise specifically provided herein, all payments under this Agreement shall be made by the Borrower without set-off, counterclaim or deduction of any kind, to the Administrative Agent for the ratable account of the Lenders or the Letter of Credit Issuer or the Swingline Lender entitled thereto, as the case may be, not later than 2:00 p.m. (Dallas, Texas time), in each case, on the date when due and shall be made in immediately available funds at the Administrative Agent's Office or at such other office as the Administrative Agent shall specify for such purpose by notice to the Borrower; it being understood that written or facsimile notice by the Borrower to the Administrative Agent to make a payment from the funds in the Borrower's account at the Administrative Agent's Office shall constitute the making of such payment to the extent of such funds held in such account. All repayments or prepayments of any Loans (whether of principal, interest or otherwise) hereunder and all other payments under each Credit Document shall be made in Dollars. The Administrative Agent will thereafter cause to be distributed on the same day (if payment was actually received by the Administrative Agent prior to 2:00 p.m. (Dallas, Texas time) or, otherwise, on the next Business Day in the sole discretion of the Administrative Agent) like funds relating to the payment of principal or interest or fees ratably to the Lenders or the Letter of Credit Issuer, as applicable, entitled thereto.

(b)   For purposes of computing interest or fees, any payments under this Agreement that are made later than 2:00 p.m. (Dallas, Texas time) shall be deemed to have been made on the next succeeding Business Day in the sole discretion of the Administrative Agent. Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable during such extension at the applicable rate in effect immediately prior to such extension.

5.4   Net Payments.

(a)   Any and all payments made by or on behalf of the Borrower or any Guarantor to any Recipient under this Agreement or any other Credit Document shall be made free and clear of, and without deduction or withholding for or on account of, any Taxes; *provided* that if the Borrower or any Guarantor or the Administrative Agent shall be required by applicable Requirements of Law to deduct or withhold any Taxes from such payments, then (i) the Borrower or such Guarantor or the Administrative Agent shall make such deductions or withholdings as are reasonably determined by the Borrower, such Guarantor or the Administrative Agent to be required by any applicable Requirement of Law, (ii) the Borrower, such Guarantor or the Administrative Agent, as applicable, shall timely pay the full amount deducted or withheld to the relevant Governmental Authority within the time allowed and in accordance with applicable Requirements of Law, and (iii) to the extent withholding or deduction is required to be made on account of Indemnified Taxes or Other Taxes, the sum payable by the Borrower or such Guarantor shall be increased as necessary so that after making all required deductions and withholdings (including deductions or withholdings applicable to additional sums payable under this Section 5.4) the applicable Recipient receives an amount equal to the sum it would have received had no such deductions or withholdings been made.

(b)   The Borrower shall timely pay and shall indemnify and hold harmless each Recipient with regard to any Other Taxes (whether or not such Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority).

(c)   The Borrower shall indemnify and hold harmless each Recipient within 15 Business Days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes imposed on such Recipient (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 5.4), and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate setting forth in reasonable detail the basis and calculation of the amount of such payment or liability delivered to the Borrower by a Lender or the Administrative Agent (as applicable) on its own behalf or on behalf of a Lender shall be conclusive absent manifest error.

(d)   As soon as practicable after any payment of Indemnified Taxes or Other Taxes by any Borrower or Guarantor to a Governmental Authority, such Borrower or Guarantor shall deliver to the Administrative Agent the original or a certified copy of any available receipt issued by such Governmental Authority evidencing such payment, a copy of the return (if any) reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e)   Each Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Credit Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Requirement of Law or reasonably requested by the

Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 5.4(e)(i)(A), Section 5.4(e)(i)(B) and Section 5.4(e)(i)(D) below (including any originals of such documentation requested by the Administrative Agent or the Borrower pursuant to the second sentence of Section 5.4(e)(ii))) shall not be required if in the Lender's reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(i)   Without limiting the generality of the foregoing,

(A)   any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), properly completed and executed copies of IRS Form W-9 (or any applicable successor form) certifying that such Lender is exempt from U.S. federal backup withholding Tax;

(B)   any Non-U.S. Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Non-U.S. Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1)   in the case of a Non-U.S. Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Credit Document, properly completed and executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E (or any applicable successor form) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the "interest" article of such tax treaty and (y) with respect to any other applicable payments under any Credit Document, properly completed and executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E (or any applicable successor form) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the "business profits" or "other income" article of such tax treaty;

(2)   properly completed and executed copies of IRS Form W-8ECI (or any applicable successor form);

(3)   in the case of a Non-U.S. Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit H-1 to the effect that such Non-U.S. Lender is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, a "10 percent shareholder" of any Credit Party within the meaning of Section 881(c)(3)(B) of the Code, or a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code (a "**U.S. Tax Compliance Certificate**") and (y) properly completed and executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E (or any applicable successor form); or

(4)   to the extent a Non-U.S. Lender is not the beneficial owner, properly completed and executed copies of IRS Form W-8IMY (or any applicable successor form), accompanied by IRS Form W-8ECI, IRS Form W-8BEN or W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit H-2 or Exhibit H-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; *provided* that if the Non-U.S. Lender is a partnership and one or more direct or indirect partners of such Non-U.S. Lender are claiming the portfolio interest exemption, such

Non-U.S. Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit H-4 on behalf of each such direct and indirect partner;

(C)   any Non-U.S. Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Non-U.S. Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of any other form prescribed by applicable Requirement of Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable Requirement of Law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D)   if a payment made to a Lender under any Credit Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by an applicable Requirement of Law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by an applicable Requirement of Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

(ii)   Each Lender agrees that if any form or certification it previously delivered pursuant to this Section 5.4 expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so. In addition, upon request by the Borrower or the Administrative Agent, each Lender agrees that it will provide originals of any form or certification it previously delivered pursuant to this Section 5.4(e).

(f)   If any Recipient determines, in its sole discretion, exercised in good faith, that it had received and retained a refund of an Indemnified Tax or Other Tax for which a payment has been made by the Borrower or any Guarantor pursuant to this Agreement or any other Credit Document, which refund in the good faith judgment of such Recipient is attributable to such payment made by the Borrower or any Guarantor, then such Recipient shall reimburse the Borrower or such Guarantor for such amount (net of all reasonable out-of-pocket expenses of such Recipient and without interest other than any interest received thereon from the relevant Governmental Authority with respect to such refund) as such Recipient determines in its sole discretion to be the proportion of the refund as will leave it, after such reimbursement, in no less favorable net-after Tax position (taking into account expenses or any taxes imposed on the refund) than it would have been in if the payment had not been required and the Indemnified Tax or Other Tax had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid; *provided* that the Borrower or such Guarantor, upon the request of such Recipient agrees to repay the amount paid over to the Borrower or such Guarantor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to such Recipient in the event such Recipient is required to repay such refund to such Governmental Authority. In such event, such Recipient shall, at the Borrower's request, provide the Borrower with a copy of any notice of assessment or other evidence of the requirement to repay such refund received from the relevant Governmental Authority (*provided* that such Recipient may delete any information therein that it deems

confidential). No Recipient shall be obliged to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to any Credit Party in connection with this clause (f) or any other provision of this Section 5.4.

(g)   If the Borrower determines that a reasonable basis exists for contesting a Tax, each Lender or the Administrative Agent, as the case may be, shall use reasonable efforts to cooperate with the Borrower as the Borrower may reasonable request in challenging such Tax. The Borrower shall indemnify and hold each Lender and the Administrative Agent harmless against any out-of-pocket expenses incurred by such Person in connection with any request made by the Borrower pursuant to this Section 5.4(g). Nothing in this Section 5.4(g) shall obligate any Lender or the Administrative Agent to take any action that such Person, in its sole judgment, determines may result in a material detriment to such Person, interferes with the right of a Lender or the Administrative Agent to arrange its Tax affairs in whatever manner it thinks fit or obligates such Lender or the Administrative Agent to disclose any information relating to its Tax affairs or any computations in respect thereof.

(h)   On or before the date that JPMORGAN CHASE BANK N.A. (or any successor or replacement Administrative Agent) becomes the Administrative Agent hereunder, it shall deliver to the Borrower properly completed and executed copies of either (i) IRS Form W-9, or (ii) such other documentation as will establish that the Borrower can make payments to the Administrative Agent without deduction or withholding of any Taxes imposed by the United States. The Administrative Agent agrees that if any form or documentation it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or documentation. In addition, upon request by the Borrower, the Administrative Agent agrees that it will provide originals of IRS Form W-9 or such other documentation it previously delivered pursuant to this Section 5.4(h).

(i)   For the avoidance of doubt, for purposes of this Section 5.4, the term "Lender" includes the Letter of Credit Issuer and any Swingline Lender and the term "Requirement of Law" include FATCA.

(j)   The agreements in this Section 5.4 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

(k)   For purposes of determining withholding Taxes imposed under FATCA, from and after the Closing Date, the Borrower and the Administrative Agent shall treat (and the Lenders hereby authorize the Administrative Agent to treat) the Agreement as not qualifying as a "grandfathered obligation" within the meaning of Treasury Regulation Section 1.1471-2(b)(2)(i).

5.5   Computation of Interest and Fees.

(a)   Except as provided in the next succeeding sentence, Interest on LIBOR Loans and ABR Loans shall be calculated on the basis of a 360-day year for the actual days elapsed. Interest on ABR Loans in respect of which the rate of interest is calculated on the basis of the Administrative Agent's prime rate and interest on overdue interest shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed.

(b)   Fees and the average daily Stated Amount of Letters of Credit shall be calculated on the basis of a 360-day year for the actual days elapsed.

5.6   Limit on Rate of Interest.

(a)   No Payment Shall Exceed Lawful Rate. Notwithstanding any other term of this Agreement, the Borrower shall not be obligated to pay any interest or other amounts under or in connection

with this Agreement or otherwise in respect to any of the Obligations in excess of the amount or rate permitted under or consistent with any applicable Requirement of Law.

(b)   Payment at Highest Lawful Rate. If the Borrower is not obliged to make a payment that it would otherwise be required to make, as a result of Section 5.6(a), the Borrower shall make such payment to the maximum extent permitted by or consistent with applicable Requirement of Law.

(c)   Adjustment if Any Payment Exceeds Lawful Rate. If any provision of this Agreement or any of the other Credit Documents would obligate the Borrower or any other Credit Party to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate that would be prohibited by any applicable Requirement of Law, then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by applicable Requirements of Law, such adjustment to be effected, to the extent necessary, by reducing the amount or rate of interest required to be paid by the Borrower to the affected Lender under Section 2.8.

(d)   Rebate of Excess Interest. Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if any Lender shall have received from the Borrower an amount in excess of the maximum permitted by any applicable Requirement of Law, then the Borrower shall be entitled, by notice in writing to the Administrative Agent to obtain reimbursement from that Lender in an amount equal to such excess, and pending such reimbursement, such amount shall be deemed to be an amount payable by that Lender to the Borrower.

SECTION 6.   Conditions Precedent to Effectiveness and Deemed Refinancing of the Existing Loans and Issuance of the Existing Letters of Credit. This Agreement, and the obligations of the Lenders to make Loans and of the Letter of Credit Issuer to issue Letters of Credit hereunder, including (x) the deemed refinancing of the Existing Loans with Loans hereunder pursuant to Section 2.1(d) and (y) the deemed replacement of the Existing Letters of Credit with Letters of Credit hereunder pursuant to Section 3.1(a), shall not become effective until the date on which each of the following conditions is satisfied, except as otherwise agreed or waived pursuant to Section 13.1.

6.1   Credit Documents. The Administrative Agent shall have received:

(a)   this Agreement, executed and delivered by a duly Authorized Officer of each of the Borrower, the Administrative Agent, each Lender (including the Swingline Lender) and the Letter of Credit Issuer;

(b)   the Guarantee, executed and delivered by a duly Authorized Officer of each Person that is a Guarantor as of the Closing Date;

(c)   the Pledge and Security Agreement, executed and delivered by a duly Authorized Officer of each Credit Party as of the Closing Date and the Administrative Agent; and

(d)   a Note executed by the Borrower in favor of each Lender that has requested a Note not less than two (2) Business Days prior to the Closing Date.

6.2   Collateral; Title.

(a)   All documents, amendments and other instruments, including deeds of trust, mortgages and UCC or other applicable personal property and financing statements, reasonably requested by the Administrative Agent to be filed, registered or recorded to (i) create or continue, as applicable, the Liens

intended to be created by any Security Document and perfect such Liens to the extent required by, and with the priority required by, such Security Document and (ii) satisfy the Collateral Coverage Minimum shall have been delivered and if applicable, be in proper form (and in sufficient counterparts) for filing, to the Administrative Agent for filing, registration or recording and none of the Collateral shall be subject to any other pledges, security interests or mortgages, except for Permitted Liens.

(b)   All Stock of each Restricted Subsidiary of the Borrower directly owned by the Borrower or any Subsidiary Guarantor, in each case as of the Closing Date, shall have been pledged pursuant to the Pledge and Security Agreement (other than any Stock constituting Excluded Assets) and the Administrative Agent shall have received all certificates, if any, representing such Stock pledged under the Pledge and Security Agreement, accompanied by instruments of transfer and/or undated powers endorsed in blank.

(c)   The Guarantee shall be in full force and effect.

(d)   The Administrative Agent shall have received title information reasonably satisfactory to it as the Administrative Agent may reasonably require with respect to the status of title to at least 90% of the PV-9 of the Borrowing Base Properties evaluated in the Initial Reserve Report.

6.3   Legal Opinions. The Administrative Agent shall have received the executed legal opinions of (a) Kirkland & Ellis LLP, counsel to the Credit Parties, in form and substance reasonably satisfactory to the Administrative Agent, and (b) local counsel in the States of Louisiana, Mississippi, Montana, North Dakota, and Texas to the Credit Parties in form and substance reasonably satisfactory to the Administrative Agent. The Borrower, the other Credit Parties and the Administrative Agent hereby instruct such counsel to deliver such legal opinions.

6.4   Initial Reserve Report. The Administrative Agent shall have received the Initial Reserve Report.

6.5   Secretary's Certificate of Each Credit Party; Organizational Documents; Good Standing Certificates. The Administrative Agent shall have received a certificate of the Secretary, Assistant Secretary or any Authorized Officer of each Credit Party setting forth i) a copy of the resolutions, in form and substance reasonably satisfactory to the Administrative Agent, of the Board of Directors (or other governing body) of such Credit Party authorizing (1) the execution, delivery and performance of the Credit Documents (and any agreements relating thereto) to which it is a party and (2) in the case of the Borrower, the extensions of credit contemplated hereunder, ii) true and complete copies of each of the organizational documents of each Credit Party, iii) the officers of each Credit Party (1) who are authorized to sign the Credit Documents to which such Credit Party is a party and (2) who will, until replaced by another officer or officers duly authorized for that purpose, act as its representative for the purposes of signing documents and giving notices and other communications in connection with this Agreement and the transactions contemplated hereby, iv) specimen signatures of such authorized officers and v) good standing certificates of the jurisdictions of formation of each such Credit Party and, with respect to Onshore and any other Credit Party owning Borrowing Base Properties, foreign qualifications from the States of Louisiana, Mississippi, Montana, North Dakota and Texas. The Administrative Agent and the Lenders may conclusively rely on such certificate until the Administrative Agent receives notice in writing from the Borrower to the contrary.

6.6   Fees and Expenses. The Administrative Agent, the Joint Lead Arrangers and the Lenders shall have received all commitment, arrangement, upfront, facility and agency fees due and payable by the Credit Parties on or prior to the Closing Date (including the fees and expenses of Vinson & Elkins L.L.P., counsel to the Administrative Agent, Opportune LLP, financial advisor to the Administrative Agent, and any other professionals retained by any of the foregoing that are invoiced to the Borrower at least 2 Business Days prior to the Closing Date).

6.7   No Default; Representations and Warranties. On the Closing Date and immediately after giving effect to this Agreement and any Credit Event on the Closing Date, (a) no Default or Event of Default shall exist, and (b) all representations and warranties made by any Credit Party contained herein or in the other Credit Documents shall be true and correct.

6.8   Solvency Certificate. The Administrative Agent shall have received a solvency certificate dated as of the Closing Date (after giving effect to the Transactions) from the chief financial officer of the Borrower with respect to the Solvency of the Borrower and its Restricted Subsidiaries in form and substance reasonably satisfactory to the Administrative Agent.

6.9   Patriot Act. The Administrative Agent and the Lenders shall have received, by at least three (3) Business Days (or such later date as agreed to by the Administrative Agent in its sole discretion) prior to the Closing Date, all documentation and other information about the Borrower and the Guarantors as shall have been requested in writing by the Administrative Agent or the Lenders at least eight (8) Business Days prior to the Closing Date required by U.S. regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including the PATRIOT Act.

6.10   Historical Financial Statements; Pro Forma Balance Sheet. The Administrative Agent shall have received (a) true, correct and complete copies of the Historical Financial Statements, and (b) a pro forma balance sheet of the Borrower prepared as of the Closing Date after giving effect to the Transactions on the Closing Date (it being understood and agreed that the pro forma balance sheet included in the Disclosure Statement of the Credit Parties filed with the Bankruptcy Court on July 30, 2020 satisfies this clause (b)).

6.11   Projections. The Administrative Agent has received satisfactory projections for the Borrower through December 31, 2024, prepared on (a) a quarterly basis for the fiscal years ending December 31, 2021 and December 31, 2022 and (b) on an annual basis for the fiscal years ending December 31, 2023 and December 31, 2024.

6.12   Insurance Certificate. The Administrative Agent shall have received copies of insurance certificates evidencing the insurance required to be maintained by the Borrower and the Restricted Subsidiaries pursuant to Section 9.3.

6.13   Approvals; No Conflicts. The Borrower shall have received all consents and approvals required by Section 8.6 with respect to the validity or enforceability of any Credit Document or the consummation of the Transactions contemplated hereby, and such consents and approvals shall be in full force and effect.

6.14   Lien Searches. The Administrative Agent shall have received appropriate UCC search certificates reflecting no prior Liens encumbering the Collateral of the Credit Parties for each jurisdiction requested by the Administrative Agent; other than those being assigned or released on or prior to the Closing Date or Permitted Liens.

6.15   No Material Adverse Change. Since the Petition Date and excluding the pendency of the Chapter 11 Cases, there has been no Material Adverse Effect.

6.16   Bankruptcy Items.

(a)   The Bankruptcy Court shall have entered the Confirmation Order confirming the Prepackaged Plan and approving the corresponding disclosure statement, in each case, in form and substance acceptable to the Administrative Agent, and which Confirmation Order shall be in full force and

effect and shall not (i) have been stayed, reversed, vacated, amended, supplemented or otherwise modified in a manner that could reasonably be expected to adversely affect the interests of the Administrative Agent or the Lenders or (ii) be the subject of any appeal, unless in each case, waived in writing by the Administrative Agent and the Majority Lenders.

(b)   The effective date under the Prepackaged Plan (which Prepackaged Plan shall be satisfactory to the Administrative Agent) shall have occurred or shall have occurred concurrently with the effectiveness of this Agreement (and all conditions precedent thereto as set forth therein shall have been satisfied or waived in accordance with the terms thereof).

6.17   Availability.

(a)   Immediately prior to giving effect to this Agreement, the "Liquidity" (as such term is defined in the DIP Credit Agreement) shall not be less than $285,000,000.

(b)   After giving effect to the Transactions and any Credit Event funded and/or issued on the Closing Date (or deemed refinancing of the Existing Loans with Loans hereunder and replacement of the Existing Letters of Credit with Letters of Credit hereunder), the aggregate Total Exposures of all Lenders shall not be greater than $275,000,000.

6.18   Outstanding Indebtedness. After giving effect to the Transactions and any Credit Event funded and/or issued on the Closing Date, the Credit Parties shall have no Indebtedness except (a) the Obligations, (b) Indebtedness permitted pursuant to Section 10.1(t) and (c) Indebtedness permitted pursuant to Section 10.1(f) in an amount not to exceed $1,000,000 in the aggregate.

6.19   Capital Structure. The legal, corporate and capitalization structure of each Credit Party after giving effect to the Transactions on the Closing Date shall be reasonably satisfactory to the Administrative Agent.

6.20   DIP Credit Agreement and Pre-Petition Credit Agreement Terminations. The Administrative Agent has received payoff letters and/or termination letters in form and substance reasonably satisfactory to the Administrative Agent evidencing that (a) the DIP Credit Agreement and the Pre-Petition Credit Agreement shall have been repaid in full (including pursuant to the deemed refinancing under this Agreement), (b) the commitments thereunder have been terminated, and (c) the liens securing the Indebtedness under such agreements shall have been released and terminated, in each case, contemporaneously with the effectiveness of this Agreement.

6.21   Lien Releases. The Administrative Agent shall have received evidence satisfactory to it (including mortgage releases, deposit account control agreement terminations and UCC-3 financing statement terminations) that all Liens (other than Permitted Liens and, with respect to Permitted Liens securing Indebtedness, solely to the extent such Indebtedness is permitted to exist on the Closing Date as described on Section 6.18) on the Collateral have been released or terminated, or will be released and terminated subject only to the funding of the initial Loans hereunder and the deemed refinancing of the Existing Loans and Existing Letters of Credit and the filing of applicable terminations and releases.

SECTION 7.   Conditions Precedent to All Credit Events

The agreement of each Lender to make any Loan requested to be made by it on any date (excluding Mandatory Borrowings and Loans required to be made by the Lenders in respect of Unpaid Drawings pursuant to Sections 3.3 and 3.4), and the obligation of the Letter of Credit Issuer to issue Letters of Credit

on any date, is subject to the satisfaction of the following conditions precedent (except as otherwise agreed or waived pursuant to Section 13.1):

7.1   No Default; Representations and Warranties; Minimum Availability and Excess Cash. At the time of each Credit Event and immediately after giving effect thereto (a) no Default or Event of Default shall have occurred and be continuing, (b) all representations and warranties made by any Credit Party contained herein or in the other Credit Documents shall be true and correct in all material respects (unless such representations and warranties are already qualified by materiality, Material Adverse Effect or a similar qualification in which case such representations and warranties shall be true and correct in all respects) with the same effect as though such representations and warranties had been made on and as of the date of such Credit Event (except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date), (c) the Available Commitment shall not be less than zero, and (d) other than with respect to (i) the Credit Event on the Closing Date of the deemed refinancing and replacement of the Existing Loans and the Existing Letters of Credit, as applicable, and (ii) the issuance, renewal, or extension of a Letter of Credit, the Borrower and its Restricted Subsidiaries shall not have any Excess Cash in excess of $75,000,000 after giving effect to the receipt of proceeds of such Credit Event and any disbursements and expenses occurring on the date of such Credit Event permitted under this Agreement (as certified by the Borrower in the applicable Notice of Borrowing pursuant to Section 2.3(a) and subject to the Administrative Agent receiving prior written notice of such anticipated disbursements and expenses).

7.2   Notice of Borrowing; Letter of Credit Request.

(a)   Prior to the making of each Loan (other than any Loan made pursuant to Section 3.4(a) and any Existing Loans that are deemed refinanced with Loans hereunder pursuant to Section 2.1(d)) and each Swingline Loan, the Administrative Agent shall have received a Notice of Borrowing (whether in writing or by telephone) meeting the requirements of Section 2.3(a).

(b)   Prior to the issuance of each Letter of Credit (other than any Existing Letter of Credit that is deemed to be issued pursuant to Section 3.1(a)), the Administrative Agent and the Letter of Credit Issuer shall have received a Letter of Credit Request meeting the requirements of Section 3.2(a).

The acceptance of the benefits of each Credit Event shall constitute a representation and warranty by each Credit Party to each of the Lenders that all the applicable conditions specified in Section 7 above have been satisfied as of that time.

SECTION 8.   Representations, Warranties and Agreements.

In order to induce the Lenders and the Letter of Credit Issuer, as applicable, to enter into this Agreement, to make the Loans and issue or participate in Letters of Credit as provided for herein, the Borrower makes, on the Closing Date and on each other date as required or otherwise set forth in this Agreement, the following representations and warranties to, and agreements with, the Lenders, all of which shall survive the execution and delivery of this Agreement and the making of the Loans and the issuance of the Letters of Credit:

8.1   Corporate Status. Each of the Borrower and each Restricted Subsidiary (a) is a duly organized and validly existing corporation or other entity in good standing under the laws of the jurisdiction of its organization, (b) has the corporate or other organizational power and authority to own its property and assets and to transact the business in which it is engaged, (c) has duly qualified and is authorized to do business and is in good standing (if applicable, or has "active" status in the case of the State of Texas) in

all jurisdictions where it is required to be so qualified except in each case referred to in clauses (b) and (c), where the failure to be so qualified would not reasonably be expected to result in a Material Adverse Effect.

8.2   Corporate Power and Authority; Enforceability. Each Credit Party has the corporate or other organizational power and authority to execute, deliver and carry out the terms and provisions of the Credit Documents to which it is a party and has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of the Credit Documents to which it is a party. Each Credit Party has duly executed and delivered each Credit Document to which it is a party and each such Credit Document constitutes the legal, valid and binding obligation of such Credit Party enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors' rights generally and general principles of equity (whether considered in a proceeding in equity or law).

8.3   No Violation. None of the execution, delivery or performance by any Credit Party of the Credit Documents to which it is a party or the compliance with the terms and provisions thereof will (a) contravene any material applicable provision of any material Requirement of Law, (b) result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of the property or assets of such Credit Party or any of the Restricted Subsidiaries (other than Liens created under the Credit Documents) pursuant to the terms of any indenture, loan agreement, lease agreement, mortgage, deed of trust, agreement or other instrument with a third-party that is not an Affiliate of a Credit Party or any Restricted Subsidiary to which such Credit Party or any of the Restricted Subsidiaries is a party or by which it or any of its property or assets is bound (any such term, covenant, condition or provision, a "**Contractual Requirement**") except to the extent such breach, default or Lien that would not reasonably be expected to result in a Material Adverse Effect or (c) violate any provision of the certificate of incorporation, by-laws or other organizational documents of such Credit Party or any of the Restricted Subsidiaries.

8.4   Litigation. Except as set forth on Schedule 8.4, there are no actions, suits or proceedings (including Environmental Claims) pending or, to the knowledge of the Borrower, threatened with respect to the Borrower or any of its Restricted Subsidiaries that would reasonably be expected to result in a Material Adverse Effect.

8.5   Margin Regulations. Neither the making of any Loan hereunder nor the use of the proceeds thereof will violate the provisions of Regulation T, Regulation U or Regulation X of the Federal Reserve Board.

8.6   Governmental Approvals. The execution, delivery and performance by any Credit Party of each Credit Document to which it is a party, do not require any consent or approval of, registration or filing with, or other action by, any Governmental Authority, except for (a) such as have been obtained or made and are in full force and effect, (b) filings and recordings in respect of the Liens created pursuant to the Security Documents and (c) such consents, approvals, registrations, filings or actions the failure of which to obtain or make would not reasonably be expected to have a Material Adverse Effect.

8.7   Investment Company Act. No Credit Party is an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

8.8   True and Complete Disclosure.

(a)   None of the written factual information and written data (taken as a whole) heretofore or contemporaneously furnished by or on behalf of the Borrower, any of the Restricted Subsidiaries or any of their respective authorized representatives to the Administrative Agent, the Joint Lead Arrangers, the Joint

Bookrunners and/or any Lender on or before the Closing Date (including all such information and data contained in the Credit Documents) for purposes of or in connection with this Agreement or any transaction contemplated herein contained any untrue statement of any material fact or omitted to state any material fact necessary to make such information and data (taken as a whole) not materially misleading at such time (after giving effect to all supplements so furnished prior to such time) in light of the circumstances under which such information or data was furnished; it being understood and agreed that for purposes of this Section 8.8(a), such factual information and data shall not include pro forma financial information, projections or estimates (including financial estimates, forecasts and other forward-looking information) and information of a general economic or general industry nature.

(b)   The projections (including financial estimates, forecasts and other forward-looking information) contained in the information and data referred to in Section 8.8(a) were based on good faith estimates and assumptions believed by the Borrower to be reasonable at the time made; it being recognized by the Administrative Agent and the Lenders that such projections are as to future events and are not to be viewed as facts, the projections are subject to significant uncertainties and contingencies, many of which are beyond the control of the Borrower and the Subsidiaries, that no assurance can be given that any particular projections will be realized and that actual results during the period or periods covered by any such projections may differ from the projected results and such differences may be material.

(c)   As of the Closing Date, to the best knowledge of the Borrower, the information included in any Beneficial Ownership Certification provided on or prior to the Closing Date to any Lender in connection with this Agreement is true and correct in all respects.

8.9   Financial Condition; Financial Statements.

(a)   The Historical Financial Statements present fairly in all material respects the consolidated financial position of the Borrower and its consolidated Subsidiaries at the date of such information and for the period covered thereby and have been prepared in accordance with GAAP consistently applied except to the extent provided in the notes thereto, if any, subject, in the case of the unaudited financial information, to changes resulting from audit, normal year end audit adjustments and to the absence of footnotes. Since the Closing Date, (i) after giving effect to the filing of the Chapter 11 Cases, and (ii) excluding any matters publicly disclosed prior to the filing of the Chapter 11 Cases, any matters disclosed in any first day pleadings or declarations in connection with the Chapter 11 Cases and the events and conditions related and/or leading up to the Chapter 11 Cases and the effects thereof, there has been no Material Adverse Effect.

(b)   As of the Closing Date, neither the Borrower nor any Restricted Subsidiary has any material Indebtedness (including Disqualified Stock), any material guarantee obligations, contingent liabilities, off balance sheet liabilities, partnership liabilities for taxes or unusual forward or long-term commitments that, in each case, are not reflected or provided for in the Historical Financial Statements, except as would not reasonably be expected to result in a Material Adverse Effect.

8.10   Tax Matters. Except where the failure of which would not be reasonably expected to have a Material Adverse Effect, (a) each of the Borrower and the Restricted Subsidiaries has filed all federal income Tax returns and all other Tax returns, domestic and foreign, required to be filed by it and has paid all Taxes payable by it that have become due, other than those (i) not yet delinquent or (ii) being contested in good faith by appropriate proceedings and as to which adequate reserves have been provided to the extent required by and in accordance with GAAP and (b) to the extent then due and payable, the Borrower and each of the Restricted Subsidiaries have paid, or have provided adequate reserves (in the good faith judgment of management of the Borrower or such Restricted Subsidiary) in accordance with GAAP for the payment of, all federal, state, provincial and foreign Taxes applicable for the current fiscal year to the Closing Date.

8.11   Compliance with ERISA.

(a)   Each Plan is in compliance with ERISA, the Code and any applicable Requirement of Law; no Reportable Event has occurred (or is reasonably likely to occur) with respect to any Plan; no written notice of any insolvency or reorganization with respect to a Multiemployer Plan has been given to the Borrower or any ERISA Affiliate; no Plan has an accumulated or waived funding deficiency (or is reasonably likely to have such a deficiency); on and after the effectiveness of the Pension Act, each Plan has satisfied the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Plan, and there has been no determination that any such Plan is, or is expected to be, in "at risk" status (within the meaning of Section 4010(d)(2) of ERISA); none of the Borrower or any ERISA Affiliate has incurred (or is reasonably likely to incur) any liability to or on account of a Plan or Multiemployer Plan pursuant to Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code or has been notified in writing that it will incur any liability under any of the foregoing Sections with respect to any Plan or Multiemployer Plan; no proceedings have been instituted to terminate or to reorganize any Plan or Multiemployer Plan or to appoint a trustee to administer any Plan or Multiemployer Plan, and no written notice of any such proceedings has been given to the Borrower or any ERISA Affiliate; and no lien imposed under the Code or ERISA on the assets of the Borrower or any ERISA Affiliate exists (or is reasonably likely to exist) nor has the Borrower or any ERISA Affiliate been notified in writing that such a lien will be imposed on the assets of the Borrower or any ERISA Affiliate on account of any Plan or Multiemployer Plan, except to the extent that a breach of any of the representations, warranties or agreement in this Section 8.11(a) would not result, individually or in the aggregate, in an amount of liability that would be reasonably likely to have a Material Adverse Effect. No Plan has an Unfunded Current Liability that would, individually or when taken together with any other liabilities referenced in this Section 8.11(a), be reasonably likely to have a Material Adverse Effect. With respect to Multiemployer Plans, the representations and warranties in this Section 8.11(a), other than any made with respect to liability under Section 4201 or 4204 of ERISA, are made to the knowledge of the Borrower.

(b)   All Foreign Plans are in compliance with, and have been established, administered and operated in accordance with, the terms of such Foreign Plans and applicable law, except for any failure to so comply, establish, administer or operate the Foreign Plans as would not reasonably be expected to have a Material Adverse Effect. All contributions or other payments which are due with respect to each Foreign Plan have been made in full and there are no funding deficiencies thereunder, except to the extent any such events would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

8.12   Subsidiaries. Schedule 8.12 lists each Subsidiary of the Borrower (and the direct and indirect ownership interest of the Borrower therein), in each case existing on the Closing Date (after giving effect to the Transactions). Each Guarantor, Excluded Subsidiary and Unrestricted Subsidiary as of the Closing Date has been so designated on Schedule 8.12.

8.13   Environmental Laws.

(a)   Except as would not reasonably be expected to have a Material Adverse Effect: (i) the Borrower and each of the Subsidiaries and their Oil and Gas Properties and operations thereof are in compliance with all Environmental Laws; (ii) the Borrower and each Subsidiary has obtained all permits and approvals required under Environmental Law for their respective operations as currently conducted at each of their Oil and Gas Properties and all such permits and approvals are in full force and effect; (iii) neither the Borrower nor any Subsidiary has received written notice of any Environmental Claim or any other liability under any Environmental Law that has not been fully resolved; (iv) neither the Borrower nor any Subsidiary is conducting, or required to conduct, any investigation, removal, remedial or other

corrective action pursuant to any Environmental Law at any location; and (v) no underground storage tank or related piping, or any impoundment or disposal area containing Hazardous Materials has been used by the Borrower or any of its Subsidiaries or, to the knowledge of the Borrower, is located at, on or under any Oil and Gas Properties currently owned or leased by the Borrower or any of its Subsidiaries in violation of any Environmental Law.

(b)   Except as would not reasonably be expected to have a Material Adverse Effect, neither the Borrower nor any of the Subsidiaries has used, generated, processed, treated, stored, transported, Released or disposed or arranged for disposal or transport for disposal of Hazardous Materials at, on, under or from any (x) of its currently or formerly owned or leased Oil and Gas Properties or facilities or (y) real property offsite the Oil and Gas Properties where the Borrower or any of its Subsidiaries transported or disposed, arranged for the transport or disposal, of Hazardous Materials, in each case of (x) or (y) that would reasonably be expected to give rise to liability of the Borrower or any Subsidiary under Environmental Law.

8.14   Properties.

(a)   Each Credit Party has good and defensible title to the Borrowing Base Properties evaluated in the most recently delivered Reserve Report (other than those (i) Disposed of in compliance with Section 10.4 since delivery of such Reserve Report, (ii) leases that have expired in accordance with their terms and (iii) with title defects disclosed in writing to the Administrative Agent), and good title to all its material personal properties, in each case, free and clear of all Liens (other than Permitted Liens). After giving full effect to the Permitted Liens, the Borrower or any other Credit Party specified as the owner owns the working interests and net revenue interests attributable to the Hydrocarbon Interests as reflected in the most recently delivered Reserve Report, and, without regard to any customary consent or non-consent provisions in any joint operating agreement, the ownership of such properties shall not in any material respect obligate the Borrower or such other Credit Party to bear the costs and expenses relating to the maintenance, development and operations of each such property in an amount in excess of the working interest of each property set forth in the most recently delivered Reserve Report that is not offset by a corresponding proportionate increase in the Borrower's or such Restricted Subsidiary's net revenue interest in such property.

(b)   All material leases and agreements necessary for the conduct of the business of the Borrower and the Restricted Subsidiaries are valid and subsisting, in full force and effect, except to the extent that any such failure to be valid or subsisting would not reasonably be expected to have a Material Adverse Effect.

(c)   The rights and properties presently owned, leased or licensed by the Credit Parties, including all easements and rights of way, include all rights and properties necessary to permit the Credit Parties to conduct their respective businesses as currently conducted, except to the extent any failure to have any such rights or properties would not reasonably be expected to have a Material Adverse Effect.

(d)   All of the properties of the Borrower and the Restricted Subsidiaries that are reasonably necessary for the operation of their businesses are in good working condition (ordinary wear and tear excepted) and are maintained in accordance with prudent business standards, except to the extent any failure to satisfy the foregoing would reasonably be expected to have a Material Adverse Effect.

8.15   Solvency. After giving effect to the consummation of the Transactions contemplated hereby (including each Borrowing made hereunder and each issuance or extension of any Letter of Credit made hereunder), the Borrower and its Restricted Subsidiaries, taken as a whole, are Solvent.

8.16   Insurance. The properties of the Borrower and the Restricted Subsidiaries are insured in the manner contemplated by Section 9.3.

8.17   Patriot Act. On the Closing Date, each Credit Party is in compliance in all material respects with the material provisions of the Patriot Act, and the Borrower has provided to the Administrative Agent and the Lenders all information related to the Credit Parties (including but not limited to names, addresses and Tax identification numbers (if applicable)) reasonably requested in writing by the Administrative Agent and the Lenders and mutually agreed to be required by the Patriot Act to be obtained by the Administrative Agent or any Lender.

8.18   Hedge Agreements. Schedule 8.18 sets forth, as of the Closing Date, a true and complete list of all material commodity Hedge Agreements of each Credit Party, the material terms thereof (including the type, term, effective date, termination date and notional amounts or volumes) and the counterparty to each such Hedge Agreement.

8.19   Liens Under the Security Documents; Collateral Coverage Minimum. Upon the execution and delivery of the Security Documents in accordance herewith, and where appropriate the filing and recordation thereof with the appropriate filing or recording officers in each of the necessary jurisdictions, the Liens granted and to be granted by any Credit Party to the Administrative Agent, constitute validly created, perfected and first priority Liens, subject only to Permitted Liens. The PV-9 of the Mortgaged Properties equals or exceeds the Collateral Coverage Minimum, except during cure periods for Collateral Coverage Minimum shortfalls as permitted in accordance with Section 9.10(c).

8.20   No Default; Requirements of Law. On the Closing Date, neither the Borrower nor any Restricted Subsidiary is in default under or with respect to any Contractual Requirement that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Credit Document. Each of the Borrower and each Restricted Subsidiary is in compliance with the Requirements of Law applicable to it or to its properties, except in such instances in which (a) such Requirement of Law is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

8.21   Direct Benefit. The initial Borrowing hereunder and all additional Borrowings are for the direct benefit of the Borrower and its Restricted Subsidiaries. The Borrower and its Restricted Subsidiaries shall engage in the business of oil and gas exploration, enhanced oil recovery operations and related activities and certain other legal business purposes, and any benefits to the Borrower and its Restricted Subsidiaries is a benefit to all of them, both directly and indirectly.

8.22   Sanctions Laws; Foreign Corrupt Practices Act.

(a)   None of the Borrower or any Subsidiary is in violation of any of the country or list-based economic and trade sanctions administered and enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury. None of the Borrower or any Subsidiary (i) is a Sanctioned Person, (ii) has any of its assets located in a Sanctioned Country; or (iii) derives any revenues from investments in, or transactions with, Sanctioned Persons. The Borrower will not use the proceeds of any extension of credit hereunder to fund any operation in, finance any investments or activities in, or make payments to, a Sanctioned Person.

(b)   No part of the proceeds of the Loans or Letters of Credit shall be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party,

candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977.

8.23   Commodity Exchange Act. No Credit Party is a "financial entity" as defined in section 2(h)(7)(C)(i) of the Commodity Exchange Act (or any successor provision thereto).

SECTION 9.   Affirmative Covenants.

The Borrower hereby covenants and agrees that on the Closing Date and thereafter, until the Total Commitment and each Letter of Credit have terminated (unless such Letters of Credit have been collateralized on terms and conditions reasonably satisfactory to the Letter of Credit Issuer following the termination of the Total Commitment or other arrangements satisfactory to the Letter of Credit Issuer in its sole discretion have been made) and the Loans, the Swingline Loans and Unpaid Drawings, together with interest, fees and all other Obligations incurred hereunder (other than Hedging Obligations under Secured Hedge Agreements, Cash Management Obligations under Secured Cash Management Agreements and contingent indemnification obligations, in each case, not then due and payable), are paid in full:

9.1   Information Covenants. The Borrower will furnish to the Administrative Agent (which shall promptly make such information available to the Lenders in accordance with its customary practice):

(a)   Annual Financial Statements. As soon as available and in any event within five days after the date on which such financial statements are required to be filed with the SEC (after giving effect to any permitted extensions) (or, if such financial statements are not required to be filed with the SEC, on or before the date that is 90 days after the end of each such fiscal year), the audited consolidated balance sheets of the Borrower as at the end of such fiscal year, and the related consolidated statements of operations, stockholders' equity and cash flows for such fiscal year, setting forth comparative consolidated figures for the preceding fiscal years (and, to the extent that Subsidiaries that are not Restricted Subsidiaries, have, when aggregated, Total Assets or revenues at the end of any such fiscal year equal to or greater than 5% of the Consolidated Total Assets or consolidated revenues of the Borrower and the Subsidiaries on a consolidated basis on such date, a detailed unaudited reconciliation, reflecting such financial information for the Borrower and the Restricted Subsidiaries, on the one hand, and the Borrower and the Subsidiaries, on the other hand), all in reasonable detail and prepared in accordance with GAAP, and except with respect to such reconciliation, certified by independent certified public accountants of recognized national standing whose opinion shall not be materially qualified with a "going concern" or like qualification or exception (other than with respect to, or resulting from, (x) the upcoming maturity of any Indebtedness within one year from the date such opinion is delivered or (y) the inability to satisfy a financial covenant on a future date or in a future period).

(b)   Quarterly Financial Statements. As soon as available and in any event within five days after the date on which such financial statements are required to be filed with the SEC (after giving effect to any permitted extensions) with respect to each of the first three quarterly accounting periods in each fiscal year of the Borrower (or, if such financial statements are not required to be filed with the SEC, on or before the date that is 60 days after the end of each such quarterly accounting period) (provided, that, notwithstanding the foregoing, with respect to the fiscal quarter ending September 30, 2020, no later than December 4, 2020), the consolidated balance sheets of the Borrower as at the end of such quarterly period and the related consolidated statements of operations and cash flows for such quarterly accounting period and for the elapsed portion of the fiscal year ended with the last day of such quarterly period, and setting forth comparative consolidated figures for the related periods in the prior fiscal year or, in the case of such consolidated balance sheet, for the last day of the prior fiscal year (and, to the extent that Subsidiaries that are not Restricted Subsidiaries, have, when aggregated, Total Assets or revenues at the end of any such

fiscal year equal to or greater than 5% of the Consolidated Total Assets or consolidated revenues of the Borrower and the Subsidiaries on a consolidated basis on such date, a detailed unaudited reconciliation reflecting such financial information for the Borrower and the Restricted Subsidiaries, on the one hand, and the Borrower and the Subsidiaries, on the other hand), all of which shall be certified by an Authorized Officer of the Borrower as fairly presenting in all material respects the consolidated financial condition, results of operations and cash flows, of the Borrower in accordance with GAAP, subject to changes resulting from audit and normal year-end audit adjustments and the absence of footnotes.

(c) Officer's Certificates. At the time of the delivery of the financial statements provided for in Section 9.1(a) and Section 9.1(b), a certificate of an Authorized Officer of the Borrower certifying that no Default or Event of Default exists or, if any Default or Event of Default does exist, specifying the nature and extent thereof, which certificate shall set forth (i) the calculations required to establish whether the Borrower and its Restricted Subsidiaries were in compliance with the Financial Performance Covenants as at the end of such fiscal year or fiscal quarter, as the case may be and (ii) a specification of any change in the identity of the Restricted Subsidiaries, Material Subsidiaries, Guarantors and Unrestricted Subsidiaries as at the end of such fiscal year or fiscal quarter, as the case may be, from the Restricted Subsidiaries, Material Subsidiaries, Guarantors and Unrestricted Subsidiaries, respectively, provided to the Lenders on the Closing Date or the most recent fiscal year or fiscal quarter, as the case may be.

(d) Notices of Default; Litigation; Beneficial Ownership. Promptly after an Authorized Officer of the Borrower or any of the Restricted Subsidiaries obtains actual knowledge thereof, notice of (i) the occurrence of any event that constitutes a Default or Event of Default, which notice shall specify the nature thereof, the period of existence thereof and what action the Borrower proposes to take with respect thereto, (ii) any litigation or governmental proceeding pending against the Borrower or any of the Subsidiaries that would reasonably be expected to be determined adversely and, if so determined, to result in a Material Adverse Effect and (iii) any change in the information provided in any relevant Beneficial Ownership Certification required to be delivered that would result in a change to the list of beneficial owners identified in parts (c) or (d) of such certification or to the exclusion claimed thereunder, as applicable.

(e) Environmental Matters. Promptly after an Authorized Officer of Borrower or any of the Restricted Subsidiaries obtains actual knowledge of any one or more of the following environmental matters, unless such environmental matters have been previously disclosed (without any material change to the facts, circumstances, conditions or occurrences since such disclosure was made) to the Administrative Agent in writing or would not, individually, or when aggregated with all other such unresolved matters, be reasonably expected to result in a Material Adverse Effect, notice of:

(i) any pending or threatened Environmental Claim against the Borrower or any Restricted Subsidiary or any of their Oil and Gas Properties not otherwise set forth on Schedule 8.4, *provided*, *however*, that the facts, circumstances, conditions or occurrences as expressed in Schedule 8.4 have not materially changed;

(ii) any noncompliance by the Borrower or any Restricted Subsidiary with any applicable Environmental Law;

(iii) any condition or occurrence on any of the Credit Parties' Oil and Gas Properties that would reasonably be expected to cause such Oil and Gas Properties to be subject to any restrictions on the ownership, occupancy, use or transferability of such Oil and Gas Properties under any Environmental Law; and

(iv)   the conduct of any investigation, or any removal, remedial or other corrective action that is required under Environmental Law in response to the actual or alleged presence, Release or threatened Release of any Hazardous Material on, at, under or from any of the Credit Parties' Oil and Gas Properties.

All such notices shall describe in reasonable detail the nature of the claim, investigation, condition, occurrence or removal or remedial action and the response thereto.

(f)   Other Information. (i) Promptly upon filing thereof, copies of any filings (including on Form 10-K, 10-Q or 8-K) or registration statements with, and reports to, the SEC or any analogous Governmental Authority in any relevant jurisdiction by the Borrower or any of the Subsidiaries (other than amendments to any registration statement (to the extent such registration statement, in the form it becomes effective, is delivered to the Administrative Agent), exhibits to any registration statement and, if applicable, any registration statements on Form S-8), (ii) copies of all financial statements, proxy statements, notices and reports that the Borrower or any of the Restricted Subsidiaries shall send to the holders of any publicly issued debt of the Borrower and/or any of the Restricted Subsidiaries, in each case in their capacity as such holders, lenders or agents (in each case to the extent not theretofore delivered to the Administrative Agent pursuant to this Agreement), (iii) with reasonable promptness, but subject to the limitations set forth in the last sentences of Section 9.2(a) and Section 13.6, such other information (financial or otherwise) as the Administrative Agent on its own behalf or on behalf of any Lender (acting through the Administrative Agent) may reasonably request in writing from time to time and (iv) promptly following any reasonable request therefor, information and documentation reasonably requested by the Administrative Agent or any Lender for purposes of compliance with applicable "know your customer" requirements under the Patriot Act or other applicable anti-money laundering laws.

(g)   Free Cash Flow Certificate. At the time of the delivery of the financial statements provided for in Section 9.1(a) and Section 9.1(b), a certificate of an Authorized Officer of the Borrower in form and substance reasonably satisfactory to the Administrative Agent setting forth reasonably detailed calculations of Free Cash Flow of the Borrower and its Restricted Subsidiaries for the applicable Test Period then ending.

Documents required to be delivered pursuant to Sections 9.1(a) and (b) and Section 9.1(f) may be delivered electronically and shall be deemed to have been so delivered on the date (1) on which the Borrower posts such documents, or provides a link thereto on the Borrower's website on the Internet, (2) on which such documents are transmitted by electronic mail to the Administrative Agent or (3) on which such documents are filed of record with the SEC; *provided* that: (a) upon written request by the Administrative Agent, the Borrower shall deliver paper copies of such documents to the Administrative Agent for further distribution to each Lender until a written request to cease delivering paper copies is given by the Administrative Agent and (b) the Borrower shall notify (which may be by facsimile or electronic mail) the Administrative Agent of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (*i.e.*, soft copies) of such documents (except that no such notice shall be required to the extent such documents are filed on record with the SEC). Each Lender shall be solely responsible for timely accessing posted documents or requesting delivery of paper copies of such documents from the Administrative Agent and maintaining its copies of such documents.

9.2   Books, Records and Inspections.

(a)   The Borrower will, and will cause each Restricted Subsidiary to, permit officers and designated representatives of the Administrative Agent or the Majority Lenders (as accompanied by the Administrative Agent) to visit and inspect any of the properties or assets of the Borrower or such Subsidiary in whomsoever's possession to the extent that it is within such party's control to permit such inspection

(and shall use commercially reasonable efforts to cause such inspection to be permitted to the extent that it is not within such party's control to permit such inspection), and to examine the books and records of the Borrower and any such Subsidiary and discuss the affairs, finances and accounts of the Borrower and of any such Subsidiary with, and be advised as to the same by, its and their officers and independent accountants, upon reasonable advance notice to the Borrower, all at such reasonable times and intervals during normal business hours and to such reasonable extent as the Administrative Agent or the Majority Lenders may desire (and subject, in the case of any such meetings or advice from such independent accountants, to such accountants' customary policies and procedures); *provided* that, excluding any such visits and inspections during the continuation of an Event of Default (i) only the Administrative Agent on behalf of the Majority Lenders may exercise rights of the Administrative Agent and the Lenders under this Section 9.2, and (ii) only one such visit shall be at the Borrower's expense; *provided*, *further*, that when an Event of Default exists, the Administrative Agent (or any of its representatives or independent contractors) or any representative of the Majority Lenders may do any of the foregoing at the expense of the Borrower at any time during normal business hours and upon reasonable advance notice. The Administrative Agent and the Majority Lenders shall give the Borrower the opportunity to participate in any discussions with the Borrower's independent public accountants. Notwithstanding anything to the contrary in Section 9.1(g)(iii) or this Section 9.2, neither the Borrower nor any Restricted Subsidiary will be required to disclose, permit the inspection, examination or making copies or abstracts of, or discussion of, any document, information or other matter (A) that constitutes non-financial trade secrets or non-financial proprietary information, (B) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by any Requirement of Law or any binding agreement or (C) that is subject to attorney-client or similar privilege or constitutes attorney work product.

(b)   The Borrower will, and will cause each of the Restricted Subsidiaries to, maintain proper books of record and account, in which entries that are fairly presented in all material respects and are in conformity with GAAP consistently applied shall be made of all material financial transactions and matters involving the assets and business of the Borrower or such Restricted Subsidiary, as the case may be.

9.3   Maintenance of Insurance. The Borrower will, and will cause each Restricted Subsidiary to, at all times maintain in full force and effect, pursuant to self-insurance arrangements or with insurance companies that the Borrower believes (in the good faith judgment of the management of the Borrower) are financially sound and responsible at the time the relevant coverage is placed or renewed, insurance in at least such amounts (after giving effect to any self-insurance which the Borrower believes (in the good faith judgment of management of the Borrower) is reasonable and prudent in light of the size and nature of its business) and against at least such risks (and with such risk retentions) as the Borrower believes (in the good faith judgment of management of the Borrower) is reasonable and prudent in light of the size and nature of its business; and will furnish to the Administrative Agent, upon written request from the Administrative Agent, information presented in reasonable detail as to the insurance so carried. The Administrative Agent, on behalf of the Secured Parties, shall be the additional insured on any such liability insurance as its interests may appear and, if casualty insurance is obtained, the Administrative Agent, on behalf of the Secured Parties, shall be the additional lender loss payee under any such casualty insurance; *provided* that, so long as no Event of Default has occurred and is then continuing, the Secured Parties will provide any proceeds of such casualty insurance to the Borrower to the extent that the Borrower undertakes to apply such proceeds to the reconstruction, replacement or repair of the property insured thereby. All policies of insurance required by the terms of this Agreement shall provide that each insurer shall endeavor to give at least 30 days' prior written notice to the Administrative Agent of any cancellation of such insurance (or at least 10 days' prior written notice in the case of cancellation of such insurance due to non-payment of premiums).

9.4   Payment of Taxes. The Borrower will pay and discharge, and will cause each of the Restricted Subsidiaries to pay and discharge, all Taxes, assessments and governmental charges or levies

imposed upon it or upon its income or profits, or upon any properties belonging to it, prior to the date on which material penalties attach thereto, and all lawful material claims in respect of any Taxes imposed, assessed or levied that, if unpaid, would reasonably be expected to become a material Lien upon any properties of the Borrower or any of the Restricted Subsidiaries; *provided* that neither the Borrower nor any of the Restricted Subsidiaries shall be required to pay or discharge any such Tax, assessment, charge, levy or claim that is being contested in good faith and by proper proceedings if it has maintained adequate reserves (in the good faith judgment of management of the Borrower) with respect thereto to the extent required by, and in accordance with, GAAP or the failure to pay or discharge would not reasonably be expected to result in a Material Adverse Effect.

9.5   Consolidated Corporate Franchise. The Borrower will do, and will cause each Restricted Subsidiary to do, or cause to be done, all things necessary to preserve and keep in full force and effect its existence, corporate rights and authority, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect; *provided*, *however*, that the Borrower and its Restricted Subsidiaries may consummate any transaction permitted under Section 10.3, 10.4 or 10.5.

9.6   Compliance with Statutes, Regulations, Etc. The Borrower will, and will cause each Restricted Subsidiary to, comply with all Requirements of Law applicable to it or its property, including all governmental approvals or authorizations required to conduct its business, and to maintain all such governmental approvals or authorizations in full force and effect, in each case except (a) where such Requirement of Law is being contested in good faith by appropriate proceedings diligently conducted or (b) where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

9.7   ERISA.

(a)   Promptly after the Borrower or any ERISA Affiliate knows or has reason to know of the occurrence of any of the following events that, individually or in the aggregate (including in the aggregate such events previously disclosed or exempt from disclosure hereunder, to the extent the liability therefor remains outstanding), would be reasonably likely to have a Material Adverse Effect, the Borrower will deliver to the Administrative Agent a certificate of an Authorized Officer or any other senior officer of the Borrower setting forth details as to such occurrence and the action, if any, that the Borrower or such ERISA Affiliate is required or proposes to take, together with any notices (required, proposed or otherwise) given to or filed with or by the Borrower, such ERISA Affiliate, the PBGC, a Plan participant (other than notices relating to an individual participant's benefits) or the plan administrator with respect thereto: that a Reportable Event has occurred with respect to any Plan; that an accumulated funding deficiency has been incurred or an application is to be made to the Secretary of the Treasury for a waiver or modification of the minimum funding standard (including any required installment payments) or an extension of any amortization period under Section 412 of the Code with respect to a Plan; that a Plan having an Unfunded Current Liability has been or is to be terminated, or a Multiemployer Plan is to be reorganized, partitioned or declared insolvent, under Title IV of ERISA (including the giving of written notice thereof); that a Plan has an Unfunded Current Liability that has or will result in a lien under ERISA or the Code; that proceedings will be or have been instituted to terminate a Plan having an Unfunded Current Liability (including the giving of written notice thereof); that a proceeding has been instituted against the Borrower or an ERISA Affiliate pursuant to Section 515 of ERISA to collect a delinquent contribution to a Multiemployer Plan; that the PBGC has notified the Borrower or any ERISA Affiliate of its intention to appoint a trustee to administer any Plan or Multiemployer Plan; that the Borrower or any ERISA Affiliate has failed to make a required installment or other payment pursuant to Section 412 or Section 430 of the Code with respect to a Plan; or that the Borrower or any ERISA Affiliate has incurred or will incur (or has been notified in writing that it will incur) any liability (including any contingent or secondary liability) to or on account of a Plan or Multiemployer Plan pursuant to Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code.

(b)   Promptly following any request therefor, on and after the effectiveness of the Pension Act, the Borrower will deliver to the Administrative Agent copies of (i) any documents described in Section 101(k) of ERISA that the Borrower and any of its Restricted Subsidiaries or any ERISA Affiliate may request with respect to any Multiemployer Plan and (ii) any notices described in Section 101(l) of ERISA that the Borrower and any of its Restricted Subsidiaries or any ERISA Affiliate may request with respect to any Multiemployer Plan; *provided* that if the Borrower, any of its Restricted Subsidiaries or any ERISA Affiliate has not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, the Borrower, the applicable Restricted Subsidiary(ies) or the ERISA Affiliate(s) shall promptly, following a request from the Administrative Agent, make a request for such documents or notices from such administrator or sponsor and shall provide copies of such documents and notices promptly after receipt thereof.

9.8   Maintenance of Properties. The Borrower will, and will cause each of the Restricted Subsidiaries to, except in each case, where the failure to so comply would not reasonably be expected to result in a Material Adverse Effect:

(a)   operate its Oil and Gas Properties, Carbon Dioxide Interests and other material properties or cause such Oil and Gas Properties, Carbon Dioxide Interests and other material properties to be operated in a careful and efficient manner in accordance with the practices of the industry and in compliance with all applicable Contractual Requirements and all applicable Requirements of Law, including applicable proration requirements and Environmental Laws, and all applicable Requirements of Law of every other Governmental Authority from time to time constituted to regulate the development and operation of its Oil and Gas Properties and Carbon Dioxide Interests and the production and sale of Hydrocarbons and other minerals therefrom;

(b)   keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, and preserve, maintain and keep in good repair, working order and efficiency (ordinary wear and tear excepted) all of its material Oil and Gas Properties, Carbon Dioxide Interests and other material properties, including all equipment, machinery and facilities unless the Borrower or such Restricted Subsidiary determines in good faith that the continued maintenance of such property is no longer economically desirable, necessary or useful to the business or the Disposition of such property is otherwise permitted under this Agreement ; and

(c)   to the extent a Credit Party is not the operator of any property, the Borrower shall use reasonable efforts to cause the operator to comply with standards similar to those required of the Borrower in accordance with this Section 9.8.

9.9   End of Fiscal Years; Fiscal Quarters. The Borrower will, for financial reporting purposes, cause each of its, and each of its Restricted Subsidiaries', fiscal years and fiscal quarters to end on dates consistent with past practice; *provided*, *however*, that the Borrower may, upon written notice to the Administrative Agent change the financial reporting convention specified above to any other financial reporting convention reasonably acceptable to the Administrative Agent, in which case the Borrower and the Administrative Agent will, and are hereby authorized by the Lenders to, make any adjustments to this Agreement that are necessary in order to reflect such change in financial reporting.

9.10   Additional Guarantors, Grantors and Collateral.

(a)   Subject to any applicable limitations set forth in the Guarantee or the Security Documents, the Borrower will cause (i) any direct or indirect Domestic Subsidiary (other than any Excluded Subsidiary) formed or otherwise purchased or acquired after the Closing Date (including pursuant to a Permitted Acquisition) and (ii) any Subsidiary of the Borrower that ceases to be an Excluded Subsidiary, in each case

within 30 days from the date of such formation, acquisition or cessation, as applicable (or such longer period as the Administrative Agent may agree in its reasonable discretion) to execute (A) a supplement to the Guarantee substantially in the form of Annex A attached to the Guarantee in order to become a Guarantor under the Guarantee and (B) as applicable, a supplement to the Pledge and Security Agreement substantially in the form of Annex A attached the Pledge and Security Agreement in order to become a pledgor under the Pledge and Security Agreement.

(b)   Subject to any applicable limitations set forth in the Pledge and Security Agreement, the Borrower will pledge, and, if applicable, will cause each other Subsidiary Guarantor (or Person required to become a Subsidiary Guarantor pursuant to Section 9.10(a)) to pledge, to the Administrative Agent (for the benefit of the Secured Parties) all of the Stock (other than any Stock constituting Excluded Assets) of each Restricted Subsidiary owned by the Borrower or any Subsidiary Guarantor (or Person required to become a Guarantor pursuant to Section 9.10(a)), in each case, formed or otherwise purchased or acquired after the Closing Date, pursuant to a supplement to the Pledge and Security Agreement substantially in the form of Annex A thereto and within 30 days of such event (or such longer period as the Administrative Agent may agree in its reasonable discretion).

(c)   In connection with each redetermination (but not any adjustment) of the Borrowing Base, the Borrower shall review the applicable Reserve Report, if any, and the list of current Mortgaged Properties, to ascertain whether the PV-9 of the Mortgaged Properties (calculated at the time of redetermination) equals or exceeds the Collateral Coverage Minimum after giving effect to exploration and production activities, acquisitions, Dispositions and production. In the event that the PV-9 of the Mortgaged Properties (calculated at the time of redetermination) does not equal or exceed the Collateral Coverage Minimum, then the Borrower shall, and shall cause its Restricted Subsidiaries to grant, within 60 days of delivery of the applicable Reserve Report (or such longer period as the Administrative Agent may agree in its reasonable discretion), to the Administrative Agent as security for the Obligations a first-priority Lien (subject to Permitted Liens) on additional Oil and Gas Properties not already subject to a Lien of the Security Documents such that, after giving effect thereto, the PV-9 of the Mortgaged Properties (calculated at the time of redetermination) equals or exceeds the Collateral Coverage Minimum. All such Liens will be created and perfected by and in accordance with the provisions of the Security Documents, including, if applicable, any additional Mortgages. If, in order to comply with the foregoing, any Restricted Subsidiary places a Lien on its property and such Subsidiary is not a Guarantor, then it shall become a Guarantor and comply with the provisions of Sections 9.10(a) and (b).

(d)   Notwithstanding anything to the contrary in this Agreement or in any other Credit Document, it is understood and agreed that (i) no actions in any non-U.S. jurisdiction or required by the laws of any non-U.S. jurisdiction shall be required to be taken to create any security interests in assets located or titled outside of the U.S. or to perfect or make enforceable any security interests in any assets (it being understood that there shall be no security agreements or pledge agreements governed under the laws of any non-U.S. jurisdiction) and (ii) with respect to all assets of the Credit Parties other than the Borrowing Base Properties, the Credit Parties shall not be required to take any action to perfect a lien on any such assets unless such perfection may be accomplished by (A) the filing of a UCC-1 financing statement or other equivalent filing, (B) delivery of certificates representing any pledged equity consisting of certificated securities, and delivery of tangible paper, documents or instruments, in each case, with appropriate endorsements or transfer powers, or (C) delivery of Account Control Agreements in respect of Deposit Accounts, Commodity Accounts and Securities Accounts (other than Excluded Accounts).

9.11   Use of Proceeds.

(a)   The Borrower will use the proceeds of the Loans (i) to make Restricted Payments and Investments permitted to be made hereunder, (ii) to finance the acquisition, development and exploration

of Oil and Gas Properties, Carbon Dioxide Interests and other material properties, (iii) to pay any fees, premiums and expenses related to the Transactions, (iv) for working capital, capital expenditures and other general corporate purposes of the Borrower and its Subsidiaries, (v) to renew and extend the Existing Loans as Loans under this Agreement, (vi) to pay certain fees, costs and expenses in connection with the Borrower's exit from the Chapter 11 Cases and to refinance the Existing Loans, and (vii) in each case, in accordance with Section 9.16.

(b)   The Borrower and its Restricted Subsidiaries will use Letters of Credit (i) for general corporate purposes, including, to secure bids, tenders, bonds and contracts entered into in the ordinary course of the Borrower and its Restricted Subsidiaries' business and to support deposits required under purchase agreements pursuant to which the Borrower or its Restricted Subsidiaries may acquire Oil and Gas Properties, Carbon Dioxide Interests and other assets and (ii) in each case, solely to the extent permitted under this Agreement and so long as issued in accordance with Section 9.16.

9.12   Further Assurances.

(a)   Subject to the applicable limitations set forth in the Security Documents, the Borrower will, and will cause each other Credit Party to, execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, assignments of as-extracted collateral, mortgages, deeds of trust and other documents) that may be required under any applicable Requirements of Law, or that the Administrative Agent or the Majority Lenders may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests created or intended to be created by the applicable Security Documents, all at the expense of the Borrower and the Restricted Subsidiaries.

(b)   Notwithstanding anything herein to the contrary, if the Administrative Agent in its reasonable judgment determines that the cost of creating or perfecting any Lien on any property is excessive in relation to the benefits afforded to the Lenders thereby, then such property may be excluded from the Collateral for all purposes of the Credit Documents.

9.13   Reserve Reports; Hedging Agreements.

(a)   On or before April 1st and October 1st of each year, commencing April 1, 2021, the Borrower shall furnish to the Administrative Agent a Reserve Report evaluating, as of the immediately preceding December 31st or June 30th, respectively, the Proved Reserves of the Borrower and the other Credit Parties located within the geographic boundaries of the United States of America (or the Outer Continental Shelf adjacent to the United States of America). Each Reserve Report as of December 31 shall be prepared by one or more Approved Petroleum Engineers. Each June 30 Reserve Report shall be prepared, at the Borrower's election, (i) by one or more Approved Petroleum Engineers or (ii) by the Borrower's in-house engineering staff under the supervision of the chief engineer of the Borrower who shall certify such Reserve Report to (A) be true and accurate in all material respects and (B) have been prepared in accordance with the procedures used in the immediately preceding December 31 Reserve Report.

(b)   In the event of an Interim Redetermination, the Borrower shall furnish to the Administrative Agent a Reserve Report prepared by one or more Approved Petroleum Engineers or by the Borrower's in-house engineering staff. For any Interim Redetermination pursuant to Section 2.14(b), the Borrower shall provide such Reserve Report with an "as of" date as required by the Administrative Agent, as soon as possible, but in any event no later than 30 days, in the case of any Interim Redetermination requested by the Borrower or 45 days, in the case of any Interim Redetermination requested by the Administrative Agent or the Lenders, following the receipt of such request.

(c)   At the time of delivery of any Reserve Report pursuant to clauses (a) or (b) of this Section 9.12, the Borrower shall also deliver to the Administrative Agent a true and complete list of all commodity Hedge Agreements of each Credit Party, the material terms thereof (including the type, term, effective date, termination date, notional amounts or volumes and counterparty) and, to the extent requested by the Administrative Agent, all credit support agreements relating thereto (including any margin required or supplied) and the net mark to market value thereof (as of the last Business Day of the most recent fiscal quarter preceding the date of delivery and for which a mark to market value is reasonably available).

9.14   Title Information.

(a)   In connection with the delivery to the Administrative Agent of each Reserve Report required by Section 9.12(a), the Borrower will, if requested by the Administrative Agent, deliver title information consistent with usual and customary standards for the geographic regions in which the Borrowing Base Properties are located, taking into account the size, scope and number of leases and wells of the Borrower and its Restricted Subsidiaries covering enough of the Borrowing Base Properties that were not included in the immediately preceding Reserve Report, so that the Administrative Agent shall have received, together with title information previously delivered to the Administrative Agent, satisfactory title information on at least ninety percent (90%) of the PV-9 of all Borrowing Base Properties evaluated by such Reserve Report.

(b)   If the Borrower has provided title information for additional Borrowing Base Properties under Section 9.13(a) the Borrower shall, within sixty (60) days after notice from the Administrative Agent that title defects (excluding Permitted Liens) exist with respect to such additional Borrowing Base Properties, either (i) cure any such title defects which are not permitted by Section 10.2 raised by such information, (ii) provide satisfactory title information for acceptable Oil and Gas Properties constituting Collateral or other Borrowing Base Properties having an equivalent value in substitution for such additional Borrowing Base Properties or (iii) deliver title information in form and substance acceptable to the Administrative Agent so that the Administrative Agent shall have received, together with title information previously delivered to the Administrative Agent, satisfactory title information on at least ninety percent (90%) of the PV-9 of all Borrowing Base Properties evaluated by such Reserve Report.

(c)   If the Borrower fails to cure any title defect (excluding Permitted Liens) requested by the Administrative Agent to be cured within the 60-day period or the Borrower fails to comply with the requirements to provide acceptable title information covering at least ninety percent (90%) of the PV-9 of all Borrowing Base Properties evaluated in the most recent Reserve Report, such failure shall not be a Default or an Event of Default, but instead the Administrative Agent and/or the Required Lenders, in their sole discretion from time to time, may declare that such unacceptable title information with respect to such additional Borrowing Base Properties shall not count towards the 90% requirement and the Administrative Agent may send a notice to the Borrower and the Lenders that the then outstanding Borrowing Base shall be reduced by an amount determined by the Required Lenders to cause the Borrower to be in compliance with the requirement to provide acceptable title information as provided in Section 9.14(a). This new (and reduced) Borrowing Base shall become effective immediately after the Borrower's receipt of such notice. Failure by the Administrative Agent or the Required Lenders to exercise the remedy provided for in this Section 9.14(c) at any time shall not be a waiver to exercise such remedy in the future if such right shall so arise.

9.15   Commodity Exchange Act Keepwell Provisions. The Borrower hereby guarantees the payment and performance of all Obligations of each Credit Party (other than Borrower) and absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each Credit Party (other than the Borrower) in order for such Credit Party to honor its obligations under its respective Guarantee including obligations in respect of Hedge Agreements (*provided*,

however, that the Borrower shall only be liable under this Section 9.15 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 9.15, or otherwise under this Agreement or any Credit Document, as it relates to such other Credit Parties, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of the Borrower under this Section 9.15 shall remain in full force and effect until all Obligations are paid in full to the Lenders, the Administrative Agent and all other Secured Parties (other than Hedging Obligations under Secured Hedge Agreements, Cash Management Obligations under Secured Cash Management Agreements and contingent indemnification obligations, in each case, not then due and payable), and all of the Commitments are terminated. The Borrower intends that this Section 9.15 constitute, and this Section 9.15 shall be deemed to constitute, a "keepwell, support, or other agreement" for the benefit of each other Credit Party for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

9.16   Sanctions Laws and Regulations; Foreign Corrupt Practices Act.

(a)   The Borrower shall not, directly or indirectly, use the proceeds of the Loans, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund any activities or business of or with any Sanctioned Person, or in any Sanctioned Country, or (ii) in any other manner that would result in a violation of any Sanctions Laws and Regulations by any party to this Agreement.

(b)   None of the funds or assets of the Borrower that are used to pay any amount due pursuant to this Agreement shall constitute funds obtained from transactions with or relating to Sanctioned Persons or Sanctioned Country under any Sanctions Laws and Regulations.

(c)   The Borrower shall not, and shall not permit any Subsidiary to, use any part of the proceeds of the Loans or Letters of Credit, directly or indirectly, for any payment to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977.

9.17   Affirmative Hedging Covenant. On or prior to December 31, 2020, the Borrower shall provide evidence satisfactory to the Administrative Agent that the Borrower or another Credit Party has entered into Hedge Agreements with Approved Counterparties to hedge notional volumes of crude oil covering not less than (a) sixty-five percent (65%) of the reasonably anticipated production of such crude oil from the Credit Parties' Oil and Gas Properties constituting Proved Developed Producing Reserves for the period beginning August 1, 2020 through July 31, 2021 (the "**Initial Measurement Period**") and (b) thirty-five percent (35%) of the reasonably anticipated production of such crude oil from the Credit Parties' Oil and Gas Properties constituting Proved Developed Producing Reserves for the period of 12 consecutive calendar months following the Initial Measurement Period, in each case, as such anticipated production is set forth in the Initial Reserve Report; *provided* that (i) 100% of such notional volumes that are required to be hedged pursuant to this Section 9.17 for any such period shall be hedged via Hedge Agreements existing on the Closing Date or, with respect to any Hedge Agreements entered into after the Closing Date, in the form of fixed-price swap transactions, collars or puts (whether deferred premium or fully-paid) and (ii) shall have effective floor prices of not less than the lesser of (A) the prices set forth in the most recent Bank Price Deck provided to the Borrower by the Administrative Agent pursuant to Section 2.14(h) or (y) the strip price quoted on the New York Mercantile Exchange less 10%, in each case, for the applicable maturity dates of such hedges as of the time such fixed-price swap transaction, collar or put agreement (whether deferred premium or fully-paid) is entered into.

9.18   Deposit Accounts; Commodity Accounts and Securities Accounts. The Credit Parties will maintain one or more of the Lenders as their principal depository banks, including for the maintenance of any Deposit Account for the primary operation of its business. With respect to each Deposit Account, Commodity Account and Securities Account of the Credit Parties (other than, in each case, Excluded Accounts), each Credit Party shall, deliver to the Administrative Agent duly executed Account Control Agreements in accordance with and to the extent required by the Pledge and Security Agreement (i) no later than thirty (30) days (or such later date as the Administrative Agent may agree in its sole discretion) after the Closing Date for any such account existing on the Closing Date and (ii) substantially contemporaneously with the opening of any such account that is opened or acquired after the Closing Date.

SECTION 10.   Negative Covenants.

The Borrower hereby covenants and agrees that on the Closing Date and thereafter, until the Total Commitment and each Letter of Credit have terminated (unless such Letters of Credit have been collateralized on terms and conditions reasonably satisfactory to the Letter of Credit Issuer following the termination of the Total Commitment or other arrangements satisfactory to the Letter of Credit Issuer in its sole discretion have been made) and the Loans, the Swingline Loans and Unpaid Drawings, together with interest, fees and all other Obligations incurred hereunder (other than Hedging Obligations under Secured Hedge Agreements, Cash Management Obligations under Secured Cash Management Agreements and contingent indemnification obligations, in each case, not then due and payable), are paid in full:

10.1   Limitation on Indebtedness. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, create, incur, assume or suffer to exist any Indebtedness other than the following:

(a)   Indebtedness arising under the Credit Documents;

(b)   Indebtedness of (i) the Borrower or any Guarantor owing to the Borrower or any Subsidiary; *provided* that any such Indebtedness owing by a Credit Party to a Subsidiary that is not a Guarantor shall be permitted so long as such Indebtedness is evidenced by an intercompany note and subject to subordination terms acceptable to the Administrative Agent, to the extent permitted by Requirements of Law and not giving rise to material adverse Tax consequences, (ii) any Subsidiary that is not a Guarantor owing to any other Subsidiary that is not a Guarantor and (iii) to the extent permitted by Section 10.5, any Subsidiary that is not a Guarantor owing to the Borrower or any Guarantor;

(c)   Indebtedness in respect of any bankers' acceptance, bank guarantees, letter of credit, warehouse receipt or similar facilities entered into in the ordinary course of business or consistent with past practice or industry practice (including in respect of workers compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers compensation claims);

(d)   subject to compliance with Section 10.5, Guarantee Obligations incurred by (i) Restricted Subsidiaries in respect of Indebtedness of the Borrower or other Restricted Subsidiaries that is permitted to be incurred under this Agreement (except that a Restricted Subsidiary that is not a Credit Party may not, by virtue of this Section 10.1(d) guarantee Indebtedness that such Restricted Subsidiary could not otherwise incur under this Section 10.1) and (ii) the Borrower in respect of Indebtedness of Restricted Subsidiaries that is permitted to be incurred under this Agreement; *provided* that (A) if the Indebtedness being guaranteed under this Section 10.1(d) is subordinated to the Obligations, such Guarantee Obligations shall be subordinated to the Guarantee of the Obligations on terms at least as favorable to the Lenders (in the reasonable determination of the Administrative Agent) as those contained in the subordination of such Indebtedness and (B) no guarantee by any Restricted Subsidiary of any Permitted Additional Debt shall be

permitted unless such Restricted Subsidiary shall have also provided a guarantee of the Obligations substantially on the terms set forth in the Guarantee;

(e)   Guarantee Obligations (i) incurred in the ordinary course of business in respect of obligations of (or to) suppliers, customers, franchisees, lessors, licensees or sublicensees or (ii) otherwise constituting Investments permitted by Sections 10.5(d), (h), (o), (p), and (q);

(f)   Capital Leases and Purchase Money Indebtedness, and any Permitted Refinancing Indebtedness in respect of the foregoing; provided that the aggregate principal amount of Indebtedness outstanding at any time pursuant to this clause (f) shall not exceed $50,000,000;

(g)   Indebtedness consisting of secured financings by a Foreign Subsidiary permitted to exist under this Agreement and in which no Credit Party's assets are used to secure such Indebtedness;

(h)   Indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds, completion guarantees and similar obligations (including such obligations in respect of letters of credit and bank guarantees related thereto and such obligations incurred to secure health, safety and environmental obligations), in each case, not in connection with money borrowed and provided in the ordinary course of business or consistent with past practice;

(i)   (i) other additional Indebtedness and (ii) any Permitted Refinancing Indebtedness issued as incurred to Refinance such Indebtedness; *provided* that the aggregate principal amount of Indebtedness outstanding at any time pursuant to this clause (i) shall not at any time exceed $25,000,000;

(j)   Indebtedness in respect of Permitted Additional Debt and any Permitted Refinancing Indebtedness issued or incurred to Refinance such Indebtedness in an aggregate principal amount not to exceed $150,000,000; *provided* that (i) after giving effect to the incurrence or issuance thereof, the application of the proceeds thereof, and any automatic reduction of the Borrowing Base pursuant to Section 2.14(f), on account thereof, the Borrower shall (A) be in compliance on a pro forma basis with the Financial Performance Covenants as such covenants are recomputed as of the last day of the most recently ended Test Period for which Section 9.1 Financials have been delivered as if such incurrence or issuance had occurred on the first day of such Test Period and (B) no Event of Default or Borrowing Base Deficiency shall exist and (ii) the Borrowing Base shall be reduced on the date of the incurrence or issuance of such Indebtedness in accordance with Section 2.14(f);

(k)   Cash Management Obligations, Cash Management Services and other Indebtedness in respect of netting services, automatic clearing house arrangements, employees' credit or purchase cards, overdraft protections and similar arrangements in each case incurred in the ordinary course of business;

(l)   Indebtedness incurred in the ordinary course of business in respect of obligations of the Borrower or any Restricted Subsidiary to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services;

(m)   Indebtedness arising from agreements of the Borrower or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations (including earn-outs), in each case entered into in connection with Permitted Acquisitions, other Investments and the Disposition of any business, assets or Stock permitted hereunder;

(n)   Indebtedness of the Borrower or any Restricted Subsidiary consisting of (i) obligations to pay insurance premiums or (ii) obligations contained in firm transportation or supply agreements or other take or pay contracts, in each case arising in the ordinary course of business;

(o)   Indebtedness representing deferred compensation to employees, consultants or independent contractors of the Borrower (or, to the extent such work is done for the Borrower or its Subsidiaries, any direct or indirect parent thereof) and the Restricted Subsidiaries incurred in the ordinary course of business;

(p)   Indebtedness consisting of promissory notes issued by the Borrower or any Guarantor to current or former officers, managers, consultants, directors and employees (or their respective spouses, former spouses, successors, executors, administrators, heirs, legatees or distributees) to finance the purchase or redemption of Stock or Stock Equivalents of the Borrower (or any direct or indirect parent thereof) permitted by Section 10.6;

(q)   Indebtedness consisting of obligations of the Borrower and the Restricted Subsidiaries under deferred compensation or other similar arrangements incurred by such Person in connection with the Transactions, Permitted Acquisitions or any other Investment permitted hereunder;

(r)   Indebtedness associated with self-insurance obligations or bid, plugging and abandonment, appeal, reimbursement, performance, surety and similar bonds, letters of credit and completion guarantees required by Requirements of Law or by Governmental Authorities in connection with the operation of Oil and Gas Properties, Carbon Dioxide Interests or other material properties in the ordinary course of business or obligations and worker's compensation claims in the ordinary course of business;

(s)   all premiums (if any), interest (including post-petition interest), fees, expenses, charges, and additional or contingent interest on obligations described in clauses (a) through (r) above and clauses (t) and (u) below;

(t)   Indebtedness arising as a result of the Genesis Pipeline Dropdown Transactions outstanding as of the Closing Date and any accrued but unpaid interest thereon;

(u)   Indebtedness in respect of any Permitted Additional Revenue Bonds issued or incurred in connection with Permitted Additional Revenue Bond Transactions, provided, that such Permitted Additional Revenue Bonds will (i) together any other Permitted Additional Revenue Bonds then outstanding, not exceed a maximum aggregate principal amount at any time outstanding more than $210,000,000, (ii) bear interest at rates identical to the interest rates set forth in this Agreement, (iii) have a maturity date that is not later than the earlier of (A) two (2) years from the date of issuance thereof and (B) the Maturity Date and (iv) provide that the Bond Purchaser's obligations to make advances of the proceeds thereof shall expire not later than the earlier of (A) two (2) years from the date of issuance of such Permitted Additional Revenue Bonds and (B) the Maturity Date; *provided, further*, that after giving effect to the incurrence or issuance thereof:

(i)   no Default, Event of Default or Borrowing Base Deficiency then exists or would result therefrom;

(ii)   such transaction is on substantially similar terms, and pursuant to substantially similar Permitted Additional Revenue Bond Documents, as the transaction evidenced by the "Bond Offering" (as such term is defined in the Pre-Petition Credit Agreement in effect immediately prior to the Closing Date) and the "Bond Documents" (as such term is defined in the Pre-Petition Credit Agreement in effect immediately prior to the Closing Date) executed and delivered in connection therewith, which terms shall provide that any obligation of the Bond Purchaser to purchase Permitted Additional Revenue Bonds shall be limited to the amount of Borrowings that are then available under and in accordance with the terms of this Agreement;

(iii)   at least five (5) Business Days prior to the date of the consummation of the proposed transaction, the Borrower shall have delivered to the Administrative Agent (1) all Permitted Additional Revenue Bond Documents to be entered into in connection with such proposed transaction, each of which shall be in substantially final form and reasonably acceptable to the Administrative Agent and (2) a certificate signed by an Authorized Officer of the Borrower certifying that such transaction complies with this Section 10.1(u);

(iv)   the Borrower shall have provided the Administrative Agent with copies of resolutions and comparable authorizations approving such transaction, accompanied by a certificate of an Authorized Officer of the Borrower certifying that such copies are true and correct;

(v)   the Borrower would be entitled to a Borrowing under Section 2.1 in the amount of such Permitted Additional Revenue Bonds; and

(vi)   the Administrative Agent shall have been provided with such other documents, instruments and agreements as the Administrative Agent may reasonably request in connection with such transaction;

(v)   (i) Indebtedness of a Person that becomes a Restricted Subsidiary (or is a Restricted Subsidiary that survives a merger with such Person or any of its Subsidiaries) after the Closing Date as the result of (1) a Permitted Acquisition or (2) an Investment in a Restricted Subsidiary (or an entity that becomes a Restricted Subsidiary as a result of such transaction) permitted pursuant to Section 10.5 provided that: (A) such Indebtedness existed at the time such Person became a Restricted Subsidiary and was not created in anticipation thereof; (B) such Indebtedness is not guaranteed in any respect by the Borrower or any Restricted Subsidiary (other than any such Person that so becomes a Restricted Subsidiary or is the survivor of a merger with such Person or any of its Subsidiaries); (C) (1) 100% of the Stock of such Person is pledged to the Administrative Agent to the extent required under Section 9.10(b) and (2) such Person executes a supplement to each of the Guarantee and the Pledge and Security Agreement, in each case to the extent required under Section 9.10 provided that the assets covered by such pledges and security interests may, to the extent permitted by Section 10.2, equally and ratably secure such Indebtedness assumed with the Secured Parties subject to intercreditor arrangements in form and substance reasonably satisfactory to the Administrative Agent provided, further, that the requirements of this clause (C) shall not apply to any Indebtedness of the type described in Section 10.1(f); and (D) after giving effect to the assumption of any such Indebtedness, to such acquisition or Investment and to any related pro forma adjustment, the Borrower shall be in compliance on a pro forma basis with the Financial Performance Covenants, as such covenants are recomputed as at the last day of the most recently ended Test Period for which Section 9.1 Financials have been delivered as if such assumption and acquisition or Investment had occurred on the first day of such Test Period and (ii) any Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness; *provided*, *that* the aggregate principal amount of Indebtedness at any time outstanding pursuant to this clause (v) shall not exceed $15,000,000.

10.2   Limitation on Liens. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, create, incur, assume or suffer to exist any Lien upon any property or assets of any kind (real or personal, tangible or intangible) of the Borrower or any Restricted Subsidiary, whether now owned or hereafter acquired, except:

(a)   Liens arising under the Credit Documents to secure the Obligations (including Liens contemplated by Section 3.8) or permitted in respect of any Mortgaged Property by the terms of the applicable Mortgage;

(b)   Excepted Liens;

(c)   Liens (including liens arising under Capital Leases to secure Capitalized Lease Obligations) securing Indebtedness permitted pursuant to Section 10.1(f); *provided* that (i) such Liens attach concurrently with or within 270 days after the acquisition, lease, repair, replacement, construction, expansion or improvement (as applicable) being financed with such Indebtedness, (ii) other than the property financed by such Indebtedness, such Liens do not at any time encumber any property, except for replacements thereof and accessions and additions to such property and the proceeds and the products thereof and customary security deposits, (iii) such Liens do not at any time encumber, extend to or cover any Borrowing Base Properties, and (iv) with respect to Capital Leases, such Liens do not at any time extend to or cover any assets (except for accessions and additions to such assets, replacements and products thereof and customary security deposits) other than the assets subject to such Capital Leases; *provided* that individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment provided by such lender;

(d)   (i)the modification, replacement, extension or renewal of any Lien permitted by clauses (a), (b), (c), (e), (m), (q) and (w) of this Section 10.2 upon or in the same assets theretofore subject to such Lien or upon or in after-acquired property that is (A) affixed or incorporated into the property covered by such Lien, (B) in the case of Liens permitted by clauses (e) and (q), subject to a Lien securing Indebtedness permitted under Section 10.1, the terms of which Indebtedness require or include a pledge of after-acquired property (it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition) and (C) the proceeds and products thereof or (ii) Liens securing Indebtedness incurred in replacement, extension or renewal (without increase in the amount or change in any direct or contingent obligor except to the extent otherwise permitted hereunder) of secured Indebtedness, to the extent the replacement, extension or renewal of the Indebtedness secured thereby is permitted by Section 10.1;

(e)   Liens placed solely upon the Stock and Stock Equivalents of any Person that becomes a Restricted Subsidiary pursuant to a Permitted Acquisition or other Investment in a Restricted Subsidiary permitted pursuant to Section 10.5, or the assets of such a Restricted Subsidiary, in each case, to secure Indebtedness incurred pursuant to Section 10.1(i); *provided* that such Liens attach at all times only to the Stock and Stock Equivalents or assets so acquired;

(f)   Liens securing Indebtedness or other obligations (i) of the Borrower or a Restricted Subsidiary in favor of a Credit Party and (ii) of any Restricted Subsidiary that is not a Credit Party in favor of any Restricted Subsidiary that is not a Credit Party, but in no event shall such Liens encumber any Borrowing Base Properties;

(g)   Liens (i) of a collecting bank arising under Section 4-210 of the UCC on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business and (iii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off);

(h)   Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Section 10.5 to be applied against the purchase price for such Investment, and (ii) consisting of an agreement to Dispose of any property in a transaction permitted under Section 10.4, in each case, solely to the extent such Investment or Disposition, as the case may be, would have been permitted on the date of the creation of such Lien;

(i)   Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale or purchase of goods entered into by the Borrower or any of the Restricted Subsidiaries in the ordinary course of business permitted by this Agreement;

(j)   Liens deemed to exist in connection with Investments in repurchase agreements permitted under Section 10.5;

(k)   Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage and securities accounts (and the personal property assets therein) incurred in the ordinary course of business and not for speculative purposes;

(l)   Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance or incurrence of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Borrower or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower and the Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Borrower or any Restricted Subsidiary in the ordinary course of business;

(m)   Liens solely on any cash earnest money deposits made by the Borrower or any of the Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;

(n)   Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto; provided that such Liens do not at any time encumber, extend to or cover any Borrowing Base Properties;

(o)   Liens in respect of Production Payments to the extent required under Section 10.4(b);

(p)   the prior right of consignees and their lenders under consignment arrangements entered into in the ordinary course of business;

(q)   agreements to subordinate any interest of the Borrower or any Restricted Subsidiary in any accounts receivable or other proceeds arising from inventory consigned by the Borrower or any Restricted Subsidiary pursuant to an agreement entered into in the ordinary course of business;

(r)   Liens on Stock in a joint venture that does not constitute a Restricted Subsidiary securing obligations of such joint venture so long as the assets of such joint venture do not constitute Collateral;

(s)   Liens securing any Indebtedness permitted by Section 10.1(g); *provided that* such Liens do not at any time encumber, extend to or cover any Borrowing Base Properties;

(t)   Liens arising pursuant to Section 107(l) of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9607(l), or other Environmental Law, unless such Lien (i) by action of the lienholder, or by operation of law, takes priority over any Liens arising under the Credit Documents on the property upon which it is a Lien, and (ii) relates to a liability of the Borrower or any Restricted Subsidiary that is reasonably likely to exceed $25,000,000 in the aggregate;

(u)   Liens on any property of the Borrower or any Restricted Subsidiary, other than property or assets securing the Obligations or any Borrowing Base Properties, to secure Indebtedness and obligations of the Borrower or such Restricted Subsidiary under Hedge Agreements permitted under Section 10.10 with counterparties other than a Hedge Bank;

(v)   Liens on assets which are the subject of any Genesis Pipeline Dropdown Transaction; *provided*, that such Liens do not attach to Collateral or other Borrowing Base Properties;

(w)　　　additional Liens on property not constituting Borrowing Base Properties so long as the aggregate principal amount of the obligations secured thereby at any time outstanding does not exceed $15,000,000;

(x)　　　Liens on any cash amounts (i) raised and received under any indenture or other debt agreement issued in escrow and held by a trustee pursuant to customary escrow arrangements pending the release thereof, or (ii) held by a trustee under any indenture or other debt agreement pursuant to customary discharge, redemption or defeasance provisions and, in each case, solely with respect to transactions permitted hereunder, including Sections 10.1 and 10.7);

(y)　　　Liens on the Stock in Unrestricted Subsidiaries; *provided* that any such Lien is in favor of a creditor of such Unrestricted Subsidiary and such creditor is not an Affiliate of any partner to such Unrestricted Subsidiary; and

(z)　　　Liens existing on the assets of any Person that becomes a Subsidiary, or existing on assets acquired, pursuant to a Permitted Acquisition or other Investment in a Restricted Subsidiary permitted pursuant to Section 10.5 to the extent the Liens on such assets secure Indebtedness permitted by Section 10.1(v)? provided that such Liens attach at all times only to the same assets that such Liens attached to, and secure only the same Indebtedness or obligations (or any Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness permitted by Section 10.1) that such Liens secured, immediately prior to such Permitted Acquisition or other Investment in a Restricted Subsidiary permitted pursuant to Section 10.5; provided that, in each case, such Liens do not at any time encumber, extend to or cover any Borrowing Base Properties.

10.3　　　Limitation on Fundamental Changes. Except as permitted by Sections 10.4 or 10.5, the Borrower will not, and will not permit any of the Restricted Subsidiaries to, enter into any division, merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or Dispose of, all or substantially all its business units, assets or other properties, except that:

(a)　　　any Subsidiary of the Borrower or any other Person may be merged, amalgamated or consolidated with or into the Borrower; *provided* that the Borrower shall be the continuing or surviving Person;

(b)　　　any Restricted Subsidiary that is not a Guarantor may (i) merge, amalgamate or consolidate with or into any other Restricted Subsidiary and (ii) Dispose of any or all of its assets (upon voluntary liquidation or otherwise) to the Borrower, a Guarantor or any other Restricted Subsidiary;

(c)　　　any Subsidiary Guarantor may (i) merge, amalgamate or consolidate with or into any other Subsidiary Guarantor, (ii) merge, amalgamate or consolidate with or into any other Subsidiary which is not a Guarantor or Dispose of any or all of its assets (upon voluntary liquidation or otherwise) to any other Subsidiary that is not a Guarantor; *provided* that if such Subsidiary Guarantor is not the surviving entity, such merger, amalgamation or consolidation shall be deemed to be, and any such Disposition shall be, an "Investment" and subject to the limitations set forth in Section 10.5 and (iii) Dispose of any or all of its assets (upon voluntary liquidation or otherwise) to the Borrower or any other Guarantor; and

(d)　　　any Restricted Subsidiary may liquidate or dissolve if (i) the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and is not materially disadvantageous to the Lenders and (ii) to the extent such Restricted Subsidiary is a Credit Party, any assets or business of such Restricted Subsidiary not otherwise Disposed of or transferred in accordance with Section 10.4 or 10.5, or in the case of any such business, discontinued, shall be transferred to, or otherwise owned or conducted by, a Credit Party after giving effect to such liquidation or dissolution.

10.4   Limitation on Sale of Assets. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, (x) convey, sell, lease, sell and leaseback, assign, farm-out, transfer or otherwise dispose (each of the foregoing a "**Disposition**") of any of its property, business or assets (including receivables and leasehold interests), whether now owned or hereafter acquired or (y) sell to any Person (other than the Borrower or a Guarantor) any shares owned by it of any Restricted Subsidiary's Stock and Stock Equivalents, other than the following:

(a)   Dispositions of (i) inventory and other goods held for sale, including Hydrocarbons, obsolete, worn out, used or surplus equipment, vehicles and other assets (other than accounts receivable) in the ordinary course of business (including equipment that is no longer necessary for the business of the Borrower or its Restricted Subsidiaries or is replaced by equipment of at least comparable value and use), (ii) Permitted Investments, and (iii) assets for the purposes of charitable contributions or similar gifts to the extent such assets are not material to the ability of the Borrower and its Restricted Subsidiaries, taken as a whole, to conduct its business in the ordinary course;

(b)   Dispositions of (i) any Oil and Gas Properties or any interest therein or Carbon Dioxide Interests or any interest therein, (ii) all or part of the Stock or Stock Equivalents of any Restricted Subsidiary that is not a Credit Party owning Oil and Gas Properties or Carbon Dioxide Interests and (iii) 100% of the Stock or Stock Equivalents of any Credit Party (other than the Borrower) owning Oil and Gas Properties or Carbon Dioxide Interests, in each case, which Disposition may, in each case, include Dispositions in respect of Production Payments and in connection with net profits interests, operating agreements, farm-ins, joint exploration and development agreements and other agreements customary in the oil and gas industry for the purpose of developing such Oil and Gas Properties or Carbon Dioxide Interests; *provided* that (A) such Disposition is for Fair Market Value and (B) if any such Disposition is of Borrowing Base Properties or of any Stock or Stock Equivalents of any Restricted Subsidiary owning Borrowing Base Properties, and the aggregate PV-9 (calculated at the time of such Disposition) of all such Borrowing Base Properties Disposed pursuant to this clause (b), when aggregated with the Hedge PV of the unwound, terminated and/or offsetting positions pursuant to clause (l) below (as calculated at the time of the applicable Hedge Termination), since the later of (x) the last Redetermination Date and (y) the last redetermination of the Borrowing Base made pursuant to Section 2.14(e), exceeds five percent (5.0%) of the then-effective Borrowing Base, then, without duplication of any Borrowing Base redetermination pursuant to clause (l) below, no later than five Business Days' prior to the date of consummation of any such Disposition, the Borrower shall provide notice to the Administrative Agent of such Disposition and the Borrowing Base Properties so Disposed and Borrowing Base shall, subject to the last paragraph of Section 2.14(e) with respect to calculating the Borrowing Base Value thereof, be redetermined in accordance with Section 2.14(e) upon the consummation of any such Disposition; *provided*, *further*, that to the extent that the Borrower is notified by the Administrative Agent that a Borrowing Base Deficiency could result from the redetermination of the Borrowing Base resulting from such Disposition, after the consummation of such Disposition(s), the Borrower shall have received net cash proceeds, or shall have cash on hand, sufficient to eliminate any such potential Borrowing Base Deficiency;

(c)   Dispositions of property or assets to the Borrower or to a Restricted Subsidiary; *provided* that if the transferor of such property is a Credit Party then either (i) the transferee thereof must be a Credit Party or (ii) such transaction must be permitted under Section 10.5;

(d)   the Borrower and any Restricted Subsidiary may effect any transaction permitted by Section 10.3, 10.5 or 10.6;

(e)   the Borrower and the Restricted Subsidiaries may lease, sublease, license or sublicense real, personal or intellectual property (other than Oil and Gas Properties) in the ordinary course of business (on a non-exclusive basis with respect to any sublicenses of intellectual property);

(f)   Dispositions constituting like-kind exchanges of property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or the proceeds of such Disposition are applied to the purchase price of such replacement property, in each case under Section 1031 of the Code or otherwise, and (ii) in the case of Borrowing Base Properties after giving effect to such Disposition, the difference between (x) the Borrowing Base in effect immediately prior to such Disposition *minus* (y) the PV-9 (calculated at the time of such Disposition) of the Borrowing Base Properties Disposed of since the later of (A) the last Redetermination Date and (B) the last adjustment of the Borrowing Base made pursuant to Section 2.14(e) exceeds the Loan Limit in effect immediately prior to such Disposition;

(g)   Dispositions of Oil and Gas Properties to which no Proved Reserves are attributable (and Stock and Stock Equivalents in Subsidiaries owning Oil and Gas Properties to which no Proved Reserves are attributable (and no Oil and Gas Properties to which Proved Reserves are attributable)) and farm-outs of undeveloped acreage to which no Proved Reserves are attributable and assignments in connection with such farm-outs; *provided* that, during the continuation of an Event of Default or Borrowing Base Deficiency, the net cash proceeds received in connection with any Disposition made pursuant to this clause (g) shall be utilized to repay any Loans then outstanding pursuant to Section 5.2(f);

(h)   Dispositions of Investments in joint ventures (regardless of the form of legal entity) to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements to the extent the same would be permitted under Section 10.5(g) and Section 10.5(h);

(i)   (i) Dispositions set forth in clauses (1) through (3) on Schedule 10.4, so long as (x) any such Disposition is for Fair Market Value, (y) 100% of the consideration received in respect of any such Disposition shall be cash, and (z) no Event of Default or Borrowing Base Deficiency then exists or would exist as a result thereof and (ii) Dispositions set forth in clause (4) on Schedule 10.4;

(j)   transfers of property (i) subject to a Casualty Event or in connection with any condemnation proceeding with respect to Collateral upon receipt of the net cash proceeds of such Casualty Event or condemnation proceeding or (ii) in connection with any Casualty Event or any condemnation proceeding, in each case with respect to property that does not constitute Collateral;

(k)   Dispositions of accounts receivable (i) in connection with the collection or compromise thereof, (ii) to the extent the proceeds thereof are used to prepay any Loans then outstanding or (iii) in connection with a Disposition of a Restricted Subsidiary permitted hereunder;

(l)   Any Hedge Termination (subject to the terms of Section 2.14(e)); *provided,* that if the Hedge Agreement subject to such Hedge Termination was entered into on or prior to the most recent Redetermination Date, and if the Hedge PV of the unwound, terminated and/or offsetting positions (as calculated at the time of such Hedge Termination) when aggregated with the aggregate PV-9 of all Borrowing Base Properties Disposed of pursuant to clause (b) above (calculated at the time of such Disposition), since the later of (i) the last Redetermination Date and (ii) the last redetermination of the Borrowing Base made pursuant to Section 2.14(e), exceeds five percent (5%) of the then-effective Borrowing Base, then, without duplication of any Borrowing Base redetermination pursuant to clause (e) above, no later than the date of consummation of any Hedge Termination, the Borrower shall provide notice to the Administrative Agent of such Hedge Termination and the Borrowing Base shall, subject to the last paragraph of Section 2.14(e) with respect to calculating the Borrowing Base Value thereof ,be redetermined in accordance with Section 2.14(e); *provided , further*, that to the extent that the Borrower is notified by the Administrative Agent that a Borrowing Base Deficiency could result from the redetermination of the Borrowing Base resulting from such Hedge Termination, after the consummation of such Hedge

Termination, the Borrower shall have received net cash proceeds, or shall have cash on hand, sufficient to eliminate any such potential Borrowing Base Deficiency;

(m)   Dispositions of Carbon Dioxide Interests and other properties (other than Oil and Gas Properties) not constituting Collateral or Borrowing Base Properties; *provided* that, during the continuation of an Event of Default or Borrowing Base Deficiency, the net cash proceeds received in connection with any Disposition made pursuant to this clause (m) shall be utilized to repay any Loans then outstanding pursuant to Section 5.2(f);

(n)   Dispositions of any Stock and Stock Equivalents in Unrestricted Subsidiaries; and

(o)   Disposition of any asset between or among the Borrower and/or its Restricted Subsidiaries as a substantially concurrent interim Disposition in connection with a Disposition otherwise permitted pursuant to clauses (a) through (n) above.

10.5   Limitation on Investments. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, make any Investment except:

(a)   extensions of trade credit and purchases of assets and services (including purchases of inventory, supplies and materials) in the ordinary course of business;

(b)   (i) Investments in assets that constituted Permitted Investments at the time such Investments were made and (ii) Permitted Acquisitions;

(c)   loans and advances to officers, directors, employees and consultants of the Borrower (or any direct or indirect parent thereof) or any of its Restricted Subsidiaries (i) for reasonable and customary business-related travel, entertainment, relocation and analogous ordinary business purposes (including employee payroll advances), (ii) in connection with such Person's purchase of Stock or Stock Equivalents of the Borrower (or any direct or indirect parent thereof; *provided* that, to the extent such loans and advances are made in cash, the amount of such loans and advances used to acquire such Stock or Stock Equivalents shall be contributed to the Borrower in cash) and (iii) for purposes not described in the foregoing subclauses (i) and (ii); *provided* that the aggregate principal amount outstanding pursuant to subclause (iii) shall not at any time exceed $5,000,000;

(d)   (i) Investments existing on, or made pursuant to legally binding written commitments in existence on, the Closing Date as set forth on Schedule 10.5, and any extensions, renewals or reinvestments thereof, so long as the amount of any such Investment is not increased at any time above the amount of such Investment set forth on Schedule 10.5 (if applicable), (ii) Investments existing on and made prior to the Closing Date of the Borrower or any Subsidiary in any other Subsidiary and (iii) Investments in the Genesis Pipeline System;

(e)   Investments received in connection with the bankruptcy or reorganization of suppliers or customers and in settlement of delinquent obligations of, and other disputes with, customers arising in the ordinary course of business or upon foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment;

(f)   Investments to the extent that payment for such Investments is made with Stock or Stock Equivalents (other than Disqualified Stock not otherwise permitted by Section 10.1) of the Borrower (or any direct or indirect parent thereof);

(g)   commencing on September 18, 2021, Investments in an aggregate amount not to exceed Distributable Free Cash Flow Amount as of the time such Investment is made so long as, immediately after giving pro forma effect to the making of any such Investment (and any Borrowings incurred in connection therewith), (i) no Event of Default or Borrowing Base Deficiency has occurred and is continuing, (ii) the Available Commitment is not less than 20% of the then effective Loan Limit and (iii) the Consolidated Total Leverage Ratio is less than or equal to 2.00 to 1.00;

(h)   Investments in an aggregate amount pursuant to this Section 10.5(h) that do not exceed $10,000,000;

(i)   Investments constituting non-cash proceeds of Dispositions of assets to the extent such Disposition is permitted by Section 10.4;

(j)   Investments made to repurchase or retire Stock or Stock Equivalents of the Borrower or any direct or indirect parent thereof owned by any employee or any stock ownership plan or key employee stock ownership plan of the Borrower (or any direct or indirect parent thereof);

(k)   loans and advances to any direct or indirect parent of the Borrower in lieu of, and not in excess of the amount of, Restricted Payments to the extent permitted to be made to such parent in accordance with Section 10.6;

(l)   Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors and other credits to suppliers in the ordinary course of business;

(m)   Investments in the ordinary course of business consisting of endorsements for collection or deposit and customary trade arrangements with customers consistent with past practices;

(n)   advances of payroll payments to employees, consultants or independent contractors or other advances of salaries or compensation to employees, consultants or independent contractors, in each case in the ordinary course of business;

(o)   guarantee obligations of the Borrower or any Restricted Subsidiary of leases (other than Capital Leases) or of other obligations that do not constitute Indebtedness, in each case entered into in the ordinary course of business;

(p)   Investments held by a Person acquired (including by way of merger or consolidation) after the Closing Date otherwise in accordance with this Section 10.5 to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(q)   subject to Section 10.13, Joint Venture Investments; *provided* that (i) any such Person in which a Joint Venture Investment is made is engaged exclusively in oil and gas exploration, development, production, processing, transportation and related activities and (ii) the aggregate amount of Joint Venture Investments at any time outstanding shall not exceed $10,000,000;

(r)   Investments in Hedge Agreements permitted by Section 10.10;

(s)   Investments consisting of Indebtedness, fundamental changes, Dispositions and Restricted Payments permitted under Sections 10.1, 10.3, 10.4 and 10.6 (other than 10.6(c));

(t)   Investments consisting of licensing of intellectual property with other Persons in the ordinary course of business;

(u)   Investments by (i) the Borrower in any Guarantor or by any Credit Party in or to any other Credit Party and (ii) any Restricted Subsidiary that is not a Guarantor in the Borrower or any other Restricted Subsidiary; and

(v)   subject to Section 10.13, Industry Acquisitions.

10.6   Limitation on Restricted Payments. The Borrower will not (w) pay any dividends (other than Restricted Payments payable solely in its Stock that is not Disqualified Stock) or return any capital to its equity holders or make any other distribution, payment or delivery of property or cash to its equity holders as such, (x) redeem, retire, purchase or otherwise acquire, directly or indirectly, for consideration, any shares of any class of its Stock or Stock Equivalents or the Stock or Stock Equivalents of any direct or indirect parent now or hereafter outstanding, (y) set aside any funds for any of the foregoing purposes, or (z) permit any of the Restricted Subsidiaries to purchase or otherwise acquire for consideration (other than in connection with an Investment permitted by Section 10.5) any Stock or Stock Equivalents of the Borrower (or any direct or indirect parent thereof), now or hereafter outstanding (all of the foregoing clauses (w) through (z), "**Restricted Payments**"); except that:

(a)   (i) the Borrower may redeem in whole or in part any of its Stock or Stock Equivalents in exchange for another class of its Stock or Stock Equivalents or with proceeds from substantially concurrent equity contributions or issuances of new Stock or Stock Equivalents; *provided* that such new Stock or Stock Equivalents contain terms and provisions at least as advantageous to the Lenders in all material respects to their interests as those contained in the Stock or Stock Equivalents redeemed thereby, and (ii) the Borrower may pay Restricted Payments payable solely in the Stock and Stock Equivalents (other than Disqualified Stock not otherwise permitted by Section 10.1) of the Borrower;

(b)   the Borrower may (i) redeem, acquire, retire or repurchase shares of its Stock or Stock Equivalents held by any present or former officer, manager, consultant, director or employee (or their respective Affiliates, estates, spouses, former spouses, successors, executors, administrators, heirs, legatees, distributees or immediate family members) of the Borrower and its Subsidiaries, upon the death, disability, retirement or termination of employment of any such Person or otherwise in accordance with any equity option or equity appreciation rights plan, any management, director and/or employee equity ownership, benefit or incentive plan or agreement, equity subscription plan, employment termination agreement or any other employment agreements or equity holders' agreement; *provided* that, with respect to non-discretionary repurchases, acquisitions, retirements or redemptions pursuant to the terms of any equity option or equity appreciation rights plan, any management, director and/or employee equity ownership, benefit or incentive plan or agreement, equity subscription plan, employment termination agreement or any other employment agreements or equity holders' agreement, the aggregate amount of all cash paid in respect of all such shares of Stock or Stock Equivalents so redeemed, acquired, retired or repurchased together with any Restricted Payments made pursuant to this clause (b) or clause (e) of Section 10.6 do not exceed $10,000,000 per fiscal year (provided that if any portion of such $10,000,000 limit is not used during any given fiscal year, such unused amount shall be carried forward and be available for subsequent fiscal years subject to a maximum of $30,000,000 in any fiscal year); and (ii) pay Restricted Payments in an amount equal to withholding or similar Taxes payable or expected to be payable by any present or former employee, director, manager or consultant (or their respective Affiliates, estates or immediate family members) and any repurchases of Stock or Stock Equivalents in consideration of such payments including deemed repurchases in connection with the exercise of stock options so long as the amount of such payments together with any Restricted Payments made pursuant to this clause (b) or clause (e) of Section 10.6 do not exceed $10,000,000 per fiscal year (provided that if any portion of such $10,000,000 limit is not used during

any given fiscal year, such unused amount shall be carried forward and be available for subsequent fiscal years subject to a maximum of $30,000,000 in any fiscal year);

(c)   to the extent constituting Restricted Payments, the Borrower may make Investments permitted by Section 10.5;

(d)   to the extent constituting Restricted Payments, the Borrower may enter into and consummate transactions expressly permitted by any provision of Section 10.3;

(e)   the Borrower may repurchase Stock or Stock Equivalents of the Borrower (or any direct or indirect parent thereof) upon exercise of stock options or warrants if such Stock or Stock Equivalents represents all or a portion of the exercise price of such options or warrants; *provided* that any Restricted Payments made pursuant to this clause (e) or clause (b) of Section 10.6 do not exceed $10,000,000 per fiscal year (provided that if any portion of such $10,000,000 limit is not used during any given fiscal year, such unused amount shall be carried forward and be available for subsequent fiscal years subject to a maximum of $30,000,000 in any fiscal year);

(f)   the Borrower or any of the Restricted Subsidiaries may (i) pay cash in lieu of fractional shares in connection with any dividend, split or combination thereof or any Permitted Acquisition and (ii) so long as, after giving pro forma effect thereto, (A) no Default or Event of Default shall have occurred and be continuing and (B) no Borrowing Base Deficiency exists, honor any conversion request by a holder of convertible Indebtedness and make cash payments in lieu of fractional shares in connection with any such conversion and may make payments on convertible Indebtedness in accordance with its terms;

(g)   commencing on September 18, 2021, the Borrower may make, declare and pay additional Restricted Payments to the holders of its Stock and Stock Equivalents in an aggregate amount not to exceed Distributable Free Cash Flow Amount as of the time such Restricted Payment is made so long as, immediately after giving pro forma effect to the making of any such Restricted payment (and any Borrowings incurred in connection therewith), (i) no Event of Default or Borrowing Base Deficiency has occurred and is continuing, (ii) the Available Commitment is not less than 20% of the then effective Loan Limit and (iii) the Consolidated Total Leverage Ratio is less than or equal to 2.00 to 1.00;

(h)   the Borrower may make payments described in Sections 10.12(b), (c), (d) and (g) (subject to the conditions set out therein);

(i)   the Borrower may pay any Restricted Payment within 30 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Agreement;

(j)   to the extent constituting Restricted Payments, the Borrower may make Dispositions permitted by Section 10.4 and any Investments permitted by Section 10.5; and

(k)   The Borrower may make distributions, by dividend or otherwise, of Stock or Stock Equivalents of, or Indebtedness owed to the Borrower or a Restricted Subsidiary by, an Unrestricted Subsidiary (or a Restricted Subsidiary that owns an Unrestricted Subsidiary).

10.7   Limitations on Debt Payments and Amendments.

(a)   The Borrower will not, and will not permit any Restricted Subsidiary to, exchange, prepay, repurchase or redeem or otherwise defease any Permitted Additional Debt (it being understood that payments of regularly scheduled cash interest in respect of the Permitted Additional Debt shall be

permitted); *provided*, *however*, that the Borrower or any Restricted Subsidiary may exchange, prepay, repurchase, redeem or defease the Permitted Additional Debt (i) (A) with the proceeds of any Permitted Refinancing Indebtedness (or with any Permitted Refinancing Indebtedness that is otherwise issued in exchange for such Permitted Additional Debt), (B) with the proceeds of any Permitted Additional Debt (or with Permitted Additional Debt that is otherwise issued in exchange for such Permitted Additional Debt) or (C) with the proceeds from the issuance of Stock (other than Disqualified Stock) by the Borrower, in each case, so long as such exchange, prepayment, repurchase, redemption or defeasance occurs within 90 days following the Borrower's or such other Restricted Subsidiary's incurrence or issuance of such Permitted Refinancing Indebtedness, Permitted Additional Debt or Stock, as applicable, (ii) by converting any Permitted Additional Debt to Stock or exchanging any Permitted Additional Debt for Stock (in each case other than Disqualified Stock) of the Borrower or any of its direct or indirect parent, or (iii) commencing on September 18, 2021, in an aggregate amount not to exceed Distributable Free Cash Flow Amount as of the time such exchange, prepayment, repurchase, redemption or defeasance is made so long as, immediately after giving pro forma effect to such exchange, prepayment, repurchase, redemption or defeasance, (A) no Event of Default or Borrowing Base Deficiency has occurred and is continuing, (B) the Available Commitment is not less than 20% of the then effective Loan Limit and (C) the Consolidated Total Leverage Ratio is less than or equal to 2.00 to 1.00;

(b)   The Borrower will not amend or modify the Permitted Additional Debt Documents or the terms applicable thereto, except to the extent that (i) any such amendment or modification, taken as a whole, (x) would not be adverse to the Lenders in any material respect (as determined by the Administrative Agent in good faith) or (y) would comply with the definition of "Permitted Refinancing Indebtedness" in the case of any Refinancing thereof and (ii) the provisions of the Permitted Additional Debt Documents, as so amended or modified, would be permitted to be included in the documentation governing any Permitted Additional Debt that was issued at such time; and

(c)   Notwithstanding the foregoing and for the avoidance of doubt, nothing in this Section 10.7 shall prohibit (i) the repayment or prepayment of intercompany subordinated Indebtedness owed among the Borrower and/or the Guarantors, in either case unless an Event of Default has occurred and is continuing and the Borrower has received a notice from the Administrative Agent instructing it not to make or permit the Borrower and/or the Guarantors to make any such repayment or prepayment or (ii) substantially concurrent transfers of credit positions in connection with intercompany debt restructurings so long as such Indebtedness is permitted by Section 10.1 after giving effect to such transfer.

10.8   Negative Pledge Agreements. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, enter into or permit to exist any Contractual Requirement (other than this Agreement or any other Credit Document or any documentation in respect of secured Indebtedness otherwise permitted hereunder) that limits the ability of the Borrower or any Guarantor to create, incur, assume or suffer to exist Liens on property of such Person for the benefit of the Secured Parties with respect to the Obligations or under the Credit Documents; *provided* that the foregoing shall not apply to Contractual Requirements that (i) exist on the Closing Date and (to the extent not otherwise permitted by this Section 10.8) are listed on Schedule 10.8, (ii) are (1) binding on a Restricted Subsidiary at the time such Restricted Subsidiary first becomes a Restricted Subsidiary of the Borrower or (2) are assumed in connection with the acquisition of assets from a Person, in each case, so long as such Contractual Requirements were not entered into solely in contemplation of such Person becoming a Restricted Subsidiary of the Borrower or the acquisition of such assets, (iii) represent Indebtedness of a Restricted Subsidiary of the Borrower that is not a Guarantor to the extent such Indebtedness is permitted by Section 10.1 so long as such Contractual Requirement applies only to such Subsidiary, (iv) arise pursuant to agreements entered into with respect to any sale, transfer, lease or other Disposition permitted by Section 10.4 and applicable solely to assets under such sale, transfer, lease or other Disposition, (v) are customary provisions in joint venture agreements and other similar agreements applicable to joint ventures permitted

by Section 10.5 and applicable solely to such joint venture or otherwise arise in agreements which restrict the Disposition or distribution of assets or property in oil and gas leases, joint operating agreements, joint exploration and/or development agreements, participation agreements and other similar agreements entered into in the ordinary course of the oil and gas exploration and development business and the enhanced oil recovery business and customary provisions in any agreement of the type described in the definition of "Industry Acquisitions" and "Joint Venture Investments" entered into in the ordinary course of business, (vi) are negative pledges and restrictions on Liens in favor of any holder of Indebtedness permitted under Section 10.1, but solely to the extent any negative pledge relates to the property financed by or the subject of such Indebtedness, (vii) are customary restrictions on easements, rights of way, leases, subleases, licenses or asset sale agreements otherwise permitted hereby so long as such restrictions relate to the assets subject thereto, (viii) comprise restrictions imposed by any agreement relating to secured Indebtedness permitted pursuant to Section 10.1 to the extent that such restrictions apply only to the property or assets securing such Indebtedness, (ix) are customary provisions restricting subletting or assignment of any lease governing a leasehold interest of the Borrower or any Subsidiary, (x) are customary provisions restricting assignment of any agreement or any rights thereunder entered into in the ordinary course of business, (xi) restrict the use of cash or other deposits imposed by customers under contracts entered into in the ordinary course of business, (xii) are imposed by any Requirement of Law, (xiii) exist under any documentation governing any Permitted Refinancing Indebtedness incurred to Refinance any Indebtedness but only to the extent such Contractual Requirement was contained in the document evidencing the Indebtedness being refinanced, (xiv) are customary net worth provisions contained in real property leases entered into by Subsidiaries of the Borrower, so long as the Borrower has determined in good faith that such net worth provisions would not reasonably be expected to impair the ability of the Borrower and its Subsidiaries to meet their ongoing obligation, (xv) are any restrictions regarding licenses or sublicenses by the Borrower and its Restricted Subsidiaries of intellectual property in the ordinary course of business (in which case such restriction shall relate only to such intellectual property), (xvi) are in respect of the Genesis Dropdown Transaction Documents and (xvii) solely with respect to clauses (i), (ii), (iv), (vi), (xiii) and (xvi) above, are encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, replacements or refinancings of the contracts, instruments or obligations, in each case, permitted thereby; *provided* that such amendments, modifications, restatements, renewals, replacements or refinancings are no more restrictive than those prior to such amendment, modification, restatement, renewal, replacement or refinancing.

10.9   Limitation on Subsidiary Distributions.   The Borrower will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to pay dividends or make any other distributions to the Borrower or any Restricted Subsidiary on its Stock or with respect to any other interest or participation in, or measured by, its profits or transfer any property to the Borrower or any Restricted Subsidiary except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a)   contractual encumbrances or restrictions in effect on the Closing Date that are described on Schedule 10.9 or pursuant to the Credit Documents;

(b)   purchase money obligations for property acquired in the ordinary course of business and Capitalized Lease Obligations that impose restrictions on transferring the property so acquired;

(c)   Requirement of Law or any applicable rule, regulation or order;

(d)   any agreement or other instrument of a Person acquired by or merged or consolidated with or into the Borrower or any Restricted Subsidiary, or of an Unrestricted Subsidiary that is designated a Restricted Subsidiary, or that is assumed in connection with the acquisition of assets from such Person, in

each case that is in existence at the time of such transaction (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired or designated;

(e)   contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Borrower pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Stock or assets of such Subsidiary;

(f)   secured Indebtedness otherwise permitted to be incurred pursuant to Sections 10.1 and 10.2 that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(g)   restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(h)   other Indebtedness, Disqualified Stock or preferred stock of Restricted Subsidiaries permitted to be incurred subsequent to the Closing Date pursuant to Section 10.1 and either (A) the provisions relating to such encumbrance or restriction contained in such Indebtedness are no less favorable to the Borrower, taken as a whole, as determined by the Borrower in good faith, than the provisions contained in this Agreement as in effect on the Closing Date or (B) any such encumbrance or restriction contained in such Indebtedness does not prohibit (except upon a default or an event of default thereunder) the payment of dividends in an amount sufficient, as determined by the Borrower in good faith, to make scheduled payments of cash interest on the Obligations when due;

(i)   (i) customary provisions, including encumbrances or restrictions, imposed in joint venture agreements or agreements governing property held with a common owner and other similar agreements or arrangements relating solely to such joint venture or property and (ii) other customary encumbrances or restrictions pursuant to any agreement of the type described in the definition of "Industry Acquisitions" and "Joint Venture Investments" relating solely to such "Industry Acquisitions" and "Joint Venture Investments" or the property relating thereto, in the case of clause (ii) above, entered into in the ordinary course of business;

(j)   customary provisions contained in leases, sub-leases, licenses, sub-licenses or similar agreements, in each case, entered into in the ordinary course of business;

(k)   customary provisions contained in agreements entered into with respect to any sale, transfer, lease or other Disposition permitted by Section 10.4 and applicable solely to assets which are the subject of such sale, transfer, lease or other Disposition; or

(l)   any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; *provided* that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Borrower, no more restrictive in any material respect with respect to such encumbrances and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

10.10   Hedge Agreements. The Borrower will not, and will not permit any of its Restricted Subsidiaries to, enter into any Hedge Agreements with any Person unless such Hedge Agreements are non-speculative and are:

(a)   Hedge Agreements entered into with an Approved Counterparty (including Hedge Agreements entered into to unwind or offset other permitted Hedge Agreements); provided that:

(i)   any such Hedge Agreement does not have a term greater than sixty (60) months from the date such Hedge Agreement is entered into;

(ii)   (A)   as of the date such Hedge Agreement is entered into, on a net basis (including giving effect to offsetting Hedge Agreements), the aggregate notional volume for each of natural gas, natural gas liquids and crude oil, calculated separately, covered by Hedge Agreements (other than Excluded Hedges) shall not exceed 85% of the Projected Volume of natural gas, natural gas liquids and crude oil production, calculated separately, for each month in the forthcoming five year period; and

(B)   at all times, on a net basis (including giving effect to offsetting Hedge Agreements), the aggregate notional volume for each of natural gas, natural gas liquids and crude oil, calculated separately, covered by Hedge Agreements (other than Excluded Hedges) shall not exceed 100% of the Projected Volume of natural gas, natural gas liquids and crude oil productions, calculated separately, for any fiscal quarter in the forthcoming five year period;

(iii)   notwithstanding the limitations set forth in clause (ii) of this Section 10.10(a), in contemplation of a Permitted Acquisition, the Borrower and its Restricted Subsidiaries may enter into additional Hedge Agreements such that the aggregate notional volumes for each of natural gas, natural gas liquids and crude oil, calculated separately, for each month in the forthcoming thirty-six (36) month period covered by such additional Hedge Agreements (other than Excluded Hedges) do not exceed 70% of the Projected Volume of natural gas, natural gas liquids and crude oil production, calculated separately, from the estimated reserves to be acquired in such Permitted Acquisition for each month in such forthcoming period; provided such additional Hedge Agreements are entered into (A) on or after the date of execution of a definitive agreement with respect to a proposed Permitted Acquisition, but in any event no earlier than 90 days prior to the proposed closing date of such Permitted Acquisition and (B) in the event such agreement is terminated or such Permitted Acquisition is otherwise not consummated within 90 days after such initial additional Hedge Agreements have been entered into (or such longer period as may be reasonably acceptable to the Administrative Agent in the event the proposed closing of such Permitted Acquisition has been delayed beyond what the Borrower originally expected), then within 15 days (or such longer period as the Administrative Agent may agree in its reasonable discretion) after such termination or the end of such 90 day (or longer) period, as applicable, the Borrower shall and shall cause its Restricted Subsidiaries to novate, unwind, offset or otherwise dispose of Hedge Agreements to the extent necessary to be in compliance with the limitations set forth in clause (ii) of this Section 10.10(a); and

(iv)   so long as the Borrower and its Restricted Subsidiaries properly identify and consistently report such hedges, the Borrower and the Restricted Subsidiaries may utilize crude oil hedges as a substitute for hedging natural gas liquids.

(b)   Hedge Agreements entered into with the purpose and effect of (i) fixing or limiting interest rates on a principal amount of indebtedness of any Credit Party that is accruing interest at a variable rate or (ii) obtaining variable interest rates on a principal amount of indebtedness of any Credit Party that is accruing interest at a fixed rate (in each case including Hedge Agreements entered into to unwind or offset other permitted Hedge Agreements), provided that: the aggregate notional amount of such Hedge Agreements does not (on a net basis (including giving effect to offsetting Hedge Agreements)) exceed the outstanding principal balance of the variable or fixed rate, as the case may be, Indebtedness of the Credit Parties at the time such Hedge Agreement is entered into.

(c)   It is understood that for purposes of this Section 10.10, the following Hedge Agreements shall not be deemed speculative or entered into for speculative purposes: (i) any commodity Hedge Agreement intended, at time of execution, to hedge or manage any of the risks related to existing and or forecasted Hydrocarbon production of the Borrower or any of its Restricted Subsidiaries (whether or not contracted) and (ii) any Hedge Agreement intended, at time of execution, (A) to hedge or manage the interest rate exposure associated with any debt securities, debt facilities or leases (existing or forecasted) of the Borrower or any of its Restricted Subsidiaries, (B) for foreign exchange or currency exchange management, (C) to manage commodity portfolio exposure associated with changes in interest rates or (D) to hedge any exposure that the Borrower or any of its Restricted Subsidiaries may have to counterparties under other Hedge Agreements such that the combination of such Hedge Agreements is not speculative taken as a whole.

(d)   Notwithstanding the foregoing clauses (a) through (c), no Restricted Subsidiary shall enter into any Hedge Agreements with any Person unless such Restricted Subsidiary is either a party to the Pledge and Security Agreement or has entered into a supplement to the Pledge and Security Agreement substantially in the form of Annex A thereto.

10.11   Financial Covenants.

(a)   Total Leverage Ratio. The Borrower will not permit the Consolidated Total Leverage Ratio to be greater than 3.50 to 1.00 as of the last day of any Test Period, commencing with the Test Period ending December 31, 2020.

(b)   Current Ratio. The Borrower will not permit the ratio of Consolidated Current Assets to Consolidated Current Liabilities as of the last day of any fiscal quarter, commencing with the fiscal quarter ending December 31, 2020, to be less than 1.00 to 1.00.

10.12   Transactions with Affiliates. The Borrower will not, and will not permit any of the Restricted Subsidiaries to conduct, any material transaction with any of its Affiliates (other than the Borrower and the Restricted Subsidiaries or any entity that becomes a Restricted Subsidiary as a result of such transaction) on terms other than those that are substantially as favorable to the Borrower or such Restricted Subsidiary as it would obtain at the time in a comparable arm's-length transaction with a Person that is not an Affiliate, as determined by the Borrower or such Restricted Subsidiary in good faith; *provided* that the foregoing restrictions shall not apply to:

(a)   loans, advances and other transactions between or among the Borrower, any Subsidiary or any joint venture (regardless of the form of legal entity) in which the Borrower or any Subsidiary has invested (and which Subsidiary or joint venture would not be an Affiliate of the Borrower or such Subsidiary, but for the Borrower's or such Subsidiary's ownership of Stock or Stock Equivalents in such joint venture or such Subsidiary) to the extent permitted under Section 10.5,

(b)   employment and severance arrangements and health, disability and similar insurance or benefit plans between the Borrower (or any direct or indirect parent thereof) and the Subsidiaries and their respective directors, officers, employees or consultants (including management and employee benefit plans or agreements, subscription agreements or similar agreements pertaining to the repurchase of Stock or Stock Equivalents pursuant to put/call rights or similar rights with current or former employees, officers, directors or consultants and equity option or incentive plans and other compensation arrangements) in the ordinary course of business or as otherwise approved by the Borrower (or any direct or indirect parent thereof),

(c)   the payment of customary fees and reasonable out of pocket costs to, and indemnities provided on behalf of, directors, managers, consultants, officers and employees of the Borrower (or any

direct or indirect parent thereof) and the Subsidiaries in the ordinary course of business to the extent attributable to the ownership or operation of, or in connection with any services provided to, the Borrower and the Subsidiaries,

(d)   transactions pursuant to agreements in existence on the Closing Date and set forth on <u>Schedule 10.12</u> or any amendment thereto to the extent such an amendment is not adverse, taken as a whole, to the Lenders in any material respect,

(e)   Restricted Payments, redemptions, repurchases and other actions permitted under <u>Section 10.6</u> and <u>Section 10.7</u>,

(f)   any issuance of Stock or Stock Equivalents or other payments, awards or grants in cash, securities, Stock, Stock Equivalents or otherwise pursuant to, or the funding of, employment arrangements, equity options and equity ownership plans approved by the Board of Directors of the Borrower (or any direct or indirect parent thereof),

(g)   transactions with joint ventures for the purchase or sale of goods, equipment and services entered into in the ordinary course of business and in a manner consistent with prudent business practice followed by companies in the industry of the Borrower and its Subsidiaries,

(h)   payments by the Borrower (or any direct or indirect parent thereof) and the Subsidiaries pursuant to Tax payment arrangements among the Borrower (and any such parent) and the Subsidiaries on customary terms; *provided* that payments by Borrower and the Subsidiaries under any such Tax payment arrangements shall not exceed the excess (if any) of the amount they would have paid on a standalone basis over the amount they actually pay directly to Governmental Authorities,

(i)   customary agreements and arrangements with oil and gas royalty trusts and master limited partnership agreements that comply with the affiliate transaction provisions of such royalty trust or master limited partnership agreement.

10.13   <u>Change in Business</u>. The Borrower and its Restricted Subsidiaries, taken as a whole, will not fundamentally and substantively alter the character of their business, taken as a whole, from the business of Industry Acquisitions by the Borrower and its Restricted Subsidiaries and other business activities incidental or reasonably related to any of the foregoing.

10.14   <u>Subsidiaries</u>. Without the prior written consent of the Administrative Agent, neither the Borrower nor any Restricted Subsidiary will have any Foreign Subsidiaries. The Borrower will not, and will not permit any Person other than the Borrower or another Credit Party to, own any Stock or Stock Equivalents in any Guarantor or in any Restricted Subsidiary.

10.15   <u>Use of Proceeds.</u>

(a)   The Borrower will not, and will not permit any of its Subsidiaries to, use the proceeds of any Loans or Letter of Credit, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the Federal Reserve Board) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.

(b)   No part of the proceeds of the Loans or Letters of Credit shall be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct

business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977.

SECTION 11.   Events of Default

Upon the occurrence of any of the following specified events (each an "**Event of Default**"):

11.1   Payments. The Borrower shall (a) default in the payment when due of any principal of the Loans or (b) default, and such default shall continue for three or more Business Days, in the payment when due of any interest on the Loans, fees or of any other amounts owing hereunder or under any other Credit Document (other than any amount referred to in clause (a) above).

11.2   Representations, Etc. Any representation, warranty or statement made or deemed made by any Credit Party herein or in any other Credit Document or any certificate delivered or required to be delivered pursuant hereto or thereto shall prove to be untrue in any material respect on the date as of which made or deemed made.

11.3   Covenants. Any Credit Party shall:

(a)   default in the due performance or observance by it of any term, covenant or agreement contained in Section 9.1(d)(i), Section 9.5 (solely with respect to the Borrower), Section 9.16, Section 9.17, Section 9.18 or Section 10; or

(b)   default in the due performance or observance by it of any term, covenant or agreement (other than those referred to in Section 11.1, Section 11.2 or Section 11.3(a)) contained in this Agreement or any Security Document and such default shall continue unremedied for a period of at least 30 days after receipt of written notice thereof by the Borrower from the Administrative Agent.

11.4   Default Under Other Agreements.

(a)   The Borrower or any of the Restricted Subsidiaries shall (i) default in any payment with respect to any Material Indebtedness (other than Indebtedness described in Section 11.1), beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created or (ii) default in the observance or performance of any agreement or condition relating to any such Indebtedness described in clause (i) above or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist (other than, (1) with respect to any Hedging Obligations, termination events or equivalent events pursuant to the terms of the related Hedge Agreements, (2) secured Indebtedness that becomes due as a result of a Disposition (including as a result of Casualty Event) of the property or assets securing such Indebtedness permitted under this Agreement and (3) prepayments, tender offers or calls of Indebtedness to the extent permitted under Section 10.1 and Section 10.7), the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, any such Indebtedness to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity; or

(b)   without limiting the provisions of clause (a) above, any such Indebtedness or Hedging Obligations shall be declared to be due and payable, or required to be prepaid other than by a regularly scheduled required prepayment or as a mandatory prepayment (and, (i) with respect to any Hedging Obligations, other than due to a termination event or equivalent event pursuant to the terms of the related Hedge Agreements and (ii) other than secured Indebtedness that becomes due as a result of a Disposition

(including as a result of Casualty Event) of the property or assets securing such Indebtedness permitted under this Agreement), prior to the stated maturity thereof.

11.5   Bankruptcy, Etc. The Borrower or any other Credit Party shall commence a voluntary case, proceeding or action concerning itself under (a) Title 11 of the United States Code entitled "Bankruptcy", now and hereafter in effect, or any applicable successor statute; or (b) in the case of any Foreign Subsidiary that is a Credit Party, any domestic or foreign law relating to bankruptcy, judicial management, insolvency, reorganization, administration or relief of debtors in effect in its jurisdiction of incorporation, in each case as now or hereafter in effect, or any successor thereto (collectively, the "**Bankruptcy Code**"); or an involuntary case, proceeding or action is commenced against the Borrower or any other Credit Party and the petition is not dismissed within 60 days after commencement of the case, proceeding or action or, in connection with any such involuntary proceeding or action, the Borrower or any other Credit Party commences any other proceeding or action under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Borrower or any other Credit Party; or a custodian (as defined in the Bankruptcy Code), receiver, receiver manager, trustee or similar person is appointed for, or takes charge of, all or substantially all of the property of the Borrower or any other Credit Party; or there is commenced against the Borrower or any other Credit Party any such proceeding or action that remains undismissed for a period of 60 days; or any order of relief or other order approving any such case or proceeding or action is entered; or the Borrower or any other Credit Party suffers any appointment of any custodian, receiver, receiver manager, trustee or the like for it or any substantial part of its property to continue undischarged or unstayed for a period of 60 days; or the Borrower or any other Credit Party makes a general assignment for the benefit of creditors.

11.6   ERISA.

(a)   Any Plan shall fail to satisfy the minimum funding standard required for any plan year or part thereof or a waiver of such standard or extension of any amortization period is sought or granted under Section 412 or Section 430 of the Code; any Plan or Multiemployer Plan is or shall have been terminated or is the subject of termination proceedings under ERISA (including the giving of written notice thereof); an event shall have occurred or a condition shall exist in either case entitling the PBGC to terminate any Plan or to appoint a trustee to administer any Plan (including the giving of written notice thereof); any Plan shall have an accumulated funding deficiency (whether or not waived); the Borrower or any ERISA Affiliate has incurred or is likely to incur a liability to or on account of a Plan or Multiemployer Plan under Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code (including the giving of written notice thereof);

(b)   there results from any event or events set forth in clause (a) of this Section 11.6 the imposition of a lien, the granting of a security interest, or a liability; and

(c)   such lien, security interest or liability would be reasonably likely to have a Material Adverse Effect.

11.7   Guarantee. The Guarantee or any material provision thereof shall cease to be in full force or effect (other than pursuant to the terms hereof and thereof) or any Guarantor or any other Credit Party shall deny or disaffirm in writing any such Guarantor's obligations under the Guarantee.

11.8   Security Documents. Any Mortgage or any other Security Document pursuant to which the assets of the Borrower or any Subsidiary are pledged as Collateral or any material provision thereof shall cease to be in full force or effect (other than pursuant to the terms hereof or thereof) or any grantor

thereunder or any other Credit Party shall deny or disaffirm in writing any grantor's obligations under the Mortgage or any other Security Document.

11.9 Judgments. Other than the APMTG Claim, one or more monetary judgments or decrees shall be entered against the Borrower or any of the Restricted Subsidiaries involving a liability of $50,000,000 or more in the aggregate for all such judgments and decrees for the Borrower and the Restricted Subsidiaries (to the extent not paid or covered by insurance provided by a carrier not disputing coverage) and any such judgments or decrees shall not have been satisfied, vacated, discharged or stayed or bonded pending appeal within 60 days after the entry thereof.

11.10 Change of Control. A Change of Control shall occur.

Then, and in any such event, and at any time thereafter, if any Event of Default shall then be continuing, the Administrative Agent may and, upon the written request of the Majority Lenders, shall, by written notice to the Borrower, take any or all of the following actions, without prejudice to the rights of the Administrative Agent or any Lender to enforce its claims against the Borrower or any other Credit Party, except as otherwise specifically provided for in this Agreement (*provided* that, if an Event of Default specified in Section 11.5 shall occur with respect to the Borrower, the result that would occur upon the giving of written notice by the Administrative Agent as specified in clauses (a), (b) and (d) below shall occur automatically without the giving of any such notice): (a) declare the Total Commitment and Swingline Commitment terminated, whereupon the Commitment of each Lender and the Swingline Lender, as the case may be, shall forthwith terminate immediately and any fees theretofore accrued shall forthwith become due and payable without any other notice of any kind; (b) declare the principal of and any accrued interest and fees in respect of any or all Loans and any or all Obligations owing hereunder and thereunder to be, whereupon the same shall become, forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; (c) terminate any Letter of Credit that may be terminated in accordance with its terms; and/or (d) direct the Borrower to pay (and the Borrower agrees that upon receipt of such notice, or upon the occurrence of an Event of Default specified in Section 11.5 with respect to the Borrower, it will pay) to the Administrative Agent at the Administrative Agent's Office such additional amounts of cash, to be held as security for the Borrower's respective reimbursement obligations for Drawings that may subsequently occur thereunder, equal to the aggregate Stated Amount of all Letters of Credit issued and then outstanding. In addition, after the occurrence and during the continuance of an Event of Default, the Administrative Agent and the Lenders will have all other rights and remedies available at law and equity.

11.11 Application of Proceeds. Any amount received by the Administrative Agent from any Credit Party (or from proceeds of any Collateral) following any acceleration of the Obligations under this Agreement or any Event of Default with respect to the Borrower under Section 11.5 shall be applied:

(i) *first*, to payment or reimbursement of that portion of the Obligations constituting fees, expenses and indemnities payable to the Administrative Agent in each Person's capacity as such;

(ii) *second*, to the Secured Parties, an amount equal to all Obligations due and owing to them on the date of distribution and, if such moneys shall be insufficient to pay such amounts in full, then ratably (without priority of any one over any other) to such Secured Parties in proportion to the unpaid amount thereof; and

(iii) *third*, pro rata to any other Obligations then due and owing; and

(iv) *fourth*, any surplus then remaining, after all of the Obligations then due shall have been indefeasibly paid in full in cash, shall be paid to the Borrower or its successors or assigns or to whomever may be lawfully entitled to receive the same or as a court of competent jurisdiction may award.

Notwithstanding the foregoing, amounts received from the Borrower or any Credit Party that is not an "eligible contract participant" under the Commodity Exchange Act shall not be applied to any Excluded Hedge Obligations (it being understood, that in the event that any amount is applied to Obligations other than Excluded Hedge Obligations as a result of this clause, the Administrative Agent shall make such adjustments as it determines are appropriate to distributions pursuant to clause *second* above from amounts received from "eligible contract participants" under the Commodity Exchange Act to ensure, as nearly as possible, that the proportional aggregate recoveries with respect to Obligations described in clause *second* above by the holders of any Excluded Hedge Obligations are the same as the proportional aggregate recoveries with respect to other Obligations pursuant to clause *second* above).

SECTION 12.   The Administrative Agent

12.1   Appointment.

(a)   Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Credit Documents and irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Credit Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Credit Documents, together with such other powers as are reasonably incidental thereto. The provisions of this Section 12 (other than Section 12.1(b) with respect to the Joint Lead Arrangers, the Joint Bookrunners, the Co-Syndication Agents and the Co-Documentation Agents and Section 12.9 with respect to the Borrower) are solely for the benefit of the Administrative Agent and the Lenders, and the Borrower shall not have rights as third party beneficiary of any such provision. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Credit Document or otherwise exist against the Administrative Agent.

(b)   Each of the Co-Syndication Agents, the Co-Documentation Agents, the Joint Lead Arrangers and the Joint Bookrunners, each in its capacity as such, shall not have any obligations, duties or responsibilities under this Agreement but shall be entitled to all benefits of this Section 12.

12.2   Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement and the other Credit Documents by or through agents, sub-agents, employees or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents, sub-agents or attorneys-in-fact selected by it in the absence of gross negligence or willful misconduct (as determined in the final judgment of a court of competent jurisdiction).

12.3   Exculpatory Provisions. Neither the Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates shall be (a) liable for any action lawfully taken or omitted to be taken by any of them under or in connection with this Agreement or any other Credit Document (except for its or such Person's own gross negligence or willful misconduct, as determined in the final judgment of a court of competent jurisdiction, in connection with its duties expressly set forth herein (IT BEING THE INTENTION OF THE PARTIES HERETO THAT THE ADMINISTRATIVE AGENT AND ANY RELATED PARTIES SHALL, IN ALL CASES, BE INDEMNIFIED FOR ITS ORDINARY,

COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE)) or (b) responsible in any manner to any of the Lenders or any participant for any recitals, statements, representations or warranties made by any of the Borrower, any other Credit Party or any officer thereof contained in this Agreement or any other Credit Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Credit Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Credit Document, or the perfection or priority of any Lien or security interest created or purported to be created under the Security Documents, or for any failure of the Borrower or any other Credit Party to perform its obligations hereunder or thereunder. The Administrative Agent shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Credit Document, or to inspect the properties, books or records of any Credit Party or any Affiliate thereof. The Administrative Agent shall not be under any obligation to any Lender, the Swingline Lender or the Letter of Credit Issuer to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Credit Document, or to inspect the properties, books or records of any Credit Party.

12.4   Reliance. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or instruction believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to the Borrower), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may deem and treat the Lender specified in the Register with respect to any amount owing hereunder as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Credit Document unless it shall first receive such advice or concurrence of the Majority Lenders as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Credit Documents in accordance with a request of the Majority Lenders, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans; *provided* that the Administrative Agent shall not be required to take any action that, in its opinion or in the opinion of its counsel, may expose it to liability or that is contrary to any Credit Document or applicable Requirements of Law. For purposes of determining compliance with the conditions specified in Section 6 and Section 7 on the Closing Date, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

12.5   Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Administrative Agent has received written notice from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default". In the event that the Administrative Agent receives such a notice, it shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Majority Lenders; *provided* that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

12.6   Non-Reliance on Administrative Agent and Other Lenders. Each Lender expressly acknowledges that neither the Administrative Agent nor any of their respective officers, directors, employees, agents, attorneys-in-fact or Affiliates has made any representations or warranties to it and that no act by the Administrative Agent hereinafter taken, including any review of the affairs of the Borrower or any other Credit Party, shall be deemed to constitute any representation or warranty by the Administrative Agent to any Lender, the Swingline Lender or the Letter of Credit Issuer. Each Lender, the Swingline Lender and the Letter of Credit Issuer represents to the Administrative Agent that it has, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of an investigation into the business, operations, property, financial and other condition and creditworthiness of the Borrower and each other Credit Party and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Credit Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Borrower and any other Credit Party. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, assets, operations, properties, financial condition, prospects or creditworthiness of the Borrower or any other Credit Party that may come into the possession of the Administrative Agent any of their respective officers, directors, employees, agents, attorneys-in-fact or Affiliates.

12.7   Indemnification. The Lenders agree to indemnify the Administrative Agent in its capacity as such (to the extent not reimbursed by the Credit Parties and without limiting the obligation of the Credit Parties to do so), ratably according to their respective portions of the Commitments or Loans, as applicable, outstanding in effect on the date on which indemnification is sought (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with their respective portions of the Total Exposure in effect immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time occur (including at any time following the payment of the Loans) be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of the Commitments, this Agreement, any of the other Credit Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under or in connection with any of the foregoing; *provided* that no Lender shall be liable to the Administrative Agent for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent's gross negligence, bad faith or willful misconduct as determined by a final judgment of a court of competent jurisdiction (IT BEING THE INTENTION OF THE PARTIES HERETO THAT THE ADMINISTRATIVE AGENT AND ANY RELATED PARTIES SHALL, IN ALL CASES, BE INDEMNIFIED FOR ITS ORDINARY, COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE); *provided*, *further*, that no action taken in accordance with the directions of the Majority Lenders (or such other number or percentage of the Lenders as shall be required by the Credit Documents) shall be deemed to constitute gross negligence, bad faith or willful misconduct for purposes of this Section 12.7. In the case of any investigation, litigation or proceeding giving rise to any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time occur (including at any time following the payment of the Loans), this Section 12.7 applies whether any such investigation, litigation or proceeding is brought by any Lender or any other Person. Without limitation of the foregoing, each Lender shall reimburse the Administrative Agent upon demand for its ratable share of any costs or out-of-pocket expenses (including attorneys' fees)

incurred by the Administrative Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice rendered in respect of rights or responsibilities under, this Agreement, any other Credit Document, or any document contemplated by or referred to herein, to the extent that the Administrative Agent is not reimbursed for such expenses by or on behalf of the Borrower; *provided* that such reimbursement by the Lenders shall not affect the Borrower's continuing reimbursement obligations with respect thereto. If any indemnity furnished to the Administrative Agent for any purpose shall, in the opinion of the Administrative Agent, be insufficient or become impaired, the Administrative Agent may call for additional indemnity and cease, or not commence, to do the acts indemnified against until such additional indemnity is furnished; *provided*, in no event shall this sentence require any Lender to indemnify the Administrative Agent against any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement in excess of such Lender's pro rata portion thereof; and *provided further*, this sentence shall not be deemed to require any Lender to indemnify the Administrative Agent against any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement resulting from the Administrative Agent gross negligence, bad faith or willful misconduct. The agreements in this Section 12.7 shall survive the payment of the Loans and all other amounts payable hereunder.

12.8   Agent in Its Individual Capacity. The Administrative Agent and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Borrower and any other Credit Party as though the Administrative Agent were not the Administrative Agent hereunder and under the other Credit Documents. With respect to the Loans made by it, the Administrative Agent shall have the same rights and powers under this Agreement and the other Credit Documents as any Lender and may exercise the same as though it were not the Administrative Agent, and the terms "Lender" and "Lenders" shall include the Administrative Agent in its individual capacity.

12.9   Successor Agent. The Administrative Agent may at any time give notice of its resignation to the Lenders, the Swingline Lender, the Letter of Credit Issuer and the Borrower. If the Administrative Agent and/or Swingline Lender becomes a Defaulting Lender, then such Administrative Agent or Swingline Lender may be removed as the Administrative Agent or Swingline Lender, as the case may be, at the reasonable request of the Borrower and the Majority Lenders. Upon receipt of any such notice of resignation or removal, as the case may be, the Majority Lenders shall have the right, subject to the consent of the Borrower (not to be unreasonably withheld or delayed) so long as no Default under Section 11.1 or 11.5 is continuing, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If, in the case of the resignation of the Administrative Agent, no such successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within 30 days after the Administrative Agent gives notice of its resignation, then the Administrative Agent may on behalf of the Lenders, the Swingline Lender and the Letter of Credit Issuer, appoint a successor Administrative Agent meeting the qualifications set forth above. Upon the acceptance of a successor's appointment as the Administrative Agent hereunder, and upon the execution and filing or recording of such financing statements, or amendments thereto, and such other instruments or notices, as may be necessary or desirable, or as the Majority Lenders may request, in order to continue the perfection of the Liens granted or purported to be granted by the Security Documents, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Credit Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrower (following the effectiveness of such appointment) to the successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring Administrative Agent's resignation hereunder and under the other Credit Documents, the provisions of this Section 12 (including Section 12.7) and Section 13.5 shall continue in effect for the benefit of such retiring Administrative Agent, its sub agents and their respective Related Parties in respect of any actions taken or

omitted to be taken by any of them while the retiring Administrative Agent was acting as the Administrative Agent.

Any resignation of any Person as Administrative Agent pursuant to this Section shall also constitute its resignation as the Letter of Credit Issuer and Swingline Lender. Upon the acceptance of a successor's appointment as Administrative Agent hereunder, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Letter of Credit Issuer, (b) the retiring Letter of Credit Issuer shall be discharged from all of their respective duties and obligations hereunder or under the other Credit Documents, and (c) the successor Letter of Credit Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring Letter of Credit Issuer to effectively assume the obligations of the retiring Letter of Credit Issuer with respect to such Letters of Credit.

12.10   Withholding Tax. To the extent required by any applicable Requirement of Law, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. If the Internal Revenue Service or any authority of the United States or other jurisdiction asserts a claim that the Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender (because the appropriate form was not delivered, was not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstances that rendered the exemption from, or reduction of, withholding Tax ineffective, or for any other reason), such Lender shall indemnify the Administrative Agent (to the extent that the Administrative Agent has not already been reimbursed by any applicable Credit Party and without limiting the obligation of any applicable Credit Party to do so) fully for all amounts paid, directly or indirectly, by the Administrative Agent as Tax or otherwise, including penalties, additions to Tax and interest, together with all expenses incurred, including legal expenses, allocated staff costs and any out of pocket expenses. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Credit Document against any amount due to the Administrative Agent under this Section 12.10. For the avoidance of doubt, for purposes of this Section 12.10, the term "Lender" includes the Letter of Credit Issuer and any Swingline Lender.

12.11   Security Documents and Guarantee. Each Secured Party hereby further authorizes the Administrative Agent, on behalf of and for the benefit of Secured Parties, to be the agent for and representative of the Secured Parties with respect to the Collateral and the Security Documents. Subject to Section 13.1, without further written consent or authorization from any Secured Party, the Administrative Agent may (a) execute any documents or instruments necessary in connection with a Disposition of assets (including the Disposition of the equity interest in any Subsidiary) permitted by this Agreement, (b) release any Lien encumbering any item of Collateral that is the subject of such Disposition of assets or with respect to which Majority Lenders (or such other Lenders as may be required to give such consent under Section 13.1) have otherwise consented, or (c) release any Guarantor from the Guarantee as to any Guarantor that is the subject of such Disposition of assets or with respect to which Majority Lenders (or such other Lenders as may be required to give such consent under Section 13.1) have otherwise consented. To the extent any Collateral is Disposed of as expressly permitted by Section 10.4 to any Person other than a Credit Party, such Collateral shall be sold free and clear of the Liens created by the Credit Documents, and, if requested by the Administrative Agent, upon the certification by the Borrower that such Disposition is permitted by this Agreement, the Administrative Agent shall be authorized to take any actions deemed appropriate in order to effect the foregoing.

12.12   Right to Realize on Collateral and Enforce Guarantee. Anything contained in any of the Credit Documents to the contrary notwithstanding, the Borrower, the Administrative Agent and each Secured Party hereby agree that (a) no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce the Guarantee; it being understood and agreed that all powers, rights and

remedies hereunder may be exercised solely by the Administrative Agent, on behalf of the Secured Parties in accordance with the terms hereof and all powers, rights and remedies under the Security Documents may be exercised solely by the Administrative Agent, and (b) in the event of a foreclosure by the Administrative Agent on any of the Collateral pursuant to a public or private sale or other disposition, the Administrative Agent or any Lender may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition and the Administrative Agent, as agent for and representative of the Secured Parties (but not any Lender or Lenders in its or their respective individual capacities unless Majority Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by the Administrative Agent at such sale or other disposition.

12.13   <u>Administrative Agent May File Proofs of Claim</u>. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding, constituting an Event of Default under <u>Section 11.5</u>, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)   to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Indebtedness that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel, to the extent due under <u>Section 13.5</u>) allowed in such judicial proceeding; and

(b)   to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, to the extent due under <u>Section 13.5</u>.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Indebtedness or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

12.14   <u>Credit Bidding</u>. Each of the Secured Parties hereby irrevocably authorizes the Administrative Agent, at the direction of the Majority Lenders, to credit bid all or any portion of the Obligations (including by accepting some or all of the Collateral in satisfaction of some or all of the Obligations pursuant to a deed in lieu of foreclosure or otherwise) and, in such manner, purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral (a) at any sale thereof conducted under the provisions of the Bankruptcy Code, including under Sections 363, 1123 or 1129 of the Bankruptcy Code, or any similar laws in any other jurisdictions to which a Credit Party is subject, or (b) at any other sale, foreclosure or acceptance of collateral in lieu of debt conducted by (or with the consent or at the direction of) the Administrative Agent (whether by judicial action or otherwise) in accordance with any applicable law. In connection with any such credit bid and purchase, the Obligations

owed to the Secured Parties shall be entitled to be, and shall be, credit bid by the Administrative Agent at the direction of the Majority Lenders on a ratable basis (with the Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis that shall vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) for the asset or assets so purchased (or for the equity interests or debt instruments of the acquisition vehicle or vehicles that are issued in connection with such purchase). In connection with any such bid, (i) the Administrative Agent shall be authorized to form one or more acquisition vehicles and to assign any successful credit bid to such acquisition vehicle or vehicles, (ii) each of the Secured Parties' ratable interests in the Obligations which were credit bid shall be deemed without any further action under this Agreement to be assigned to such vehicle or vehicles for the purpose of closing such sale, (iii) the Administrative Agent shall be authorized to adopt documents providing for the governance of the acquisition vehicle or vehicles (provided that any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or equity interests thereof, shall be governed, directly or indirectly, by, and the governing documents shall provide for, control by the vote of the Majority Lenders or their permitted assignees under the terms of this Agreement or the governing documents of the applicable acquisition vehicle or vehicles, as the case may be, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Majority Lenders contained in <u>Section 13.1</u> of this Agreement), (iv) the Administrative Agent on behalf of such acquisition vehicle or vehicles shall be authorized to issue to each of the Secured Parties, ratably on account of the relevant Obligations which were credit bid, interests, whether as equity, partnership interests, limited partnership interests or membership interests, in any such acquisition vehicle and/or debt instruments issued by such acquisition vehicle, all without the need for any Secured Party or acquisition vehicle to take any further action, and (v) to the extent that the Obligations that are assigned to an acquisition vehicle are not used to acquire Collateral for any reason (as a result of another bid being higher or better, because the amount of the Obligations assigned to the acquisition vehicle exceeds the amount of the Obligations credit bid by the acquisition vehicle or otherwise), such Obligations shall automatically be reassigned to the Secured Parties pro rata with their original interest in such Obligations and the equity interests and/or debt instruments issued by any acquisition vehicle on account of such Obligations shall automatically be cancelled, without the need for any Secured Party or any acquisition vehicle to take any further action. Notwithstanding that the ratable portion of the Obligations of each Secured Party are deemed assigned to the acquisition vehicle or vehicles as set forth in clause (ii) above, each Secured Party shall execute such documents and provide such information regarding the Secured Party (and/or any designee of the Secured Party which will receive interests in or debt instruments issued by such acquisition vehicle) as the Administrative Agent may reasonably request in connection with the formation of any acquisition vehicle, the formulation or submission of any credit bid or the consummation of the transactions contemplated by such credit bid.

SECTION 13. <u>Miscellaneous</u>

13.1 <u>Amendments, Waivers and Releases</u>. Except as expressly set forth in this Agreement, including <u>Section 2.18(b)</u> and <u>Section 2.18(c)</u>, neither this Agreement nor any other Credit Document, nor any terms hereof or thereof, may be amended, supplemented or modified except in accordance with the provisions of this <u>Section 13.1</u>. The Majority Lenders may, or, with the written consent of the Majority Lenders, the Administrative Agent shall, from time to time, (a) enter into with the relevant Credit Party or Credit Parties written amendments, supplements or modifications hereto and to the other Credit Documents for the purpose of adding any provisions to this Agreement or the other Credit Documents or changing in any manner the rights of the Lenders or of the Credit Parties hereunder or thereunder or (b) waive in writing, on such terms and conditions as the Majority Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Credit Documents or any Default or Event of Default and its consequences; *provided*, *however*, that each such waiver and each such amendment, supplement or modification shall be effective only in the specific instance and for the

specific purpose for which given; *provided, further*, that no such waiver and no such amendment, supplement or modification shall (i) forgive or reduce any portion of any Loan or reduce the stated rate (it being understood that only the consent of the Majority Lenders shall be necessary to waive any obligation of the Borrower to pay interest at the Default Rate or amend Section 2.8(e)), or forgive any portion, or extend the date for the payment, of any interest or fee payable hereunder (other than as a result of waiving the applicability of any post-default increase in interest rates), or extend the final expiration date of any Lender's Commitment (*provided* that any Lender, upon the request of the Borrower, may extend the final expiration date of its Commitment without the consent of any other Lender, including the Majority Lenders) or extend the final expiration date of any Letter of Credit beyond the L/C Maturity Date unless arrangements which are reasonably satisfactory to the Letter of Credit Issuer to Cash Collateralize (or satisfactory to the Letter of Credit Issuer in its sole discretion to otherwise backstop) such Letter of Credit have been made (*provided*, that no Lenders shall be obligated to fund participations in respect of any Letter of Credit after the Termination Date), or increase the amount of the Commitment of any Lender (*provided* that, any Lender, upon the request of the Borrower, may increase the amount of its Commitment without the consent of any other Lender, including the Majority Lenders), or make any Loan, interest, fee or other amount payable in any currency other than Dollars, in each case without the written consent of each Lender directly and adversely affected thereby, or (ii) amend, modify or waive any provision of this Section 13.1, or amend or modify any of the provisions of Section 13.8(a) to the extent it would alter the ratable allocation of payments thereunder, or reduce the percentages specified in the definitions of the terms "Majority Lenders" or "Required Lenders", consent to the assignment or transfer by the Borrower of its rights and obligations under any Credit Document to which it is a party (except as permitted pursuant to Section 10.3) or alter the order of application set forth in Section 11.11 or modify any definition used in such final paragraph if the effect thereof would be to alter the order of payment specified therein, in each case without the written consent of each Lender, or (iii) amend, modify or waive any provision of Section 12 without the written consent of the then-current Administrative Agent, as applicable, or any other former Administrative Agent to whom Section 12 then applies in a manner that directly and adversely affects such Person, or (iv) amend, modify or waive any provision of Section 3 with respect to the Letter of Credit without the written consent of the Letter of Credit Issuer to whom Section 3 then applies in a manner that directly and adversely affects such Person, or (v) amend, modify or waive any provisions hereof relating to Swingline Loans without the written consent of the Swingline Lender, or (vi) release all or substantially all of the Guarantors under the Guarantee (except as expressly permitted by the Guarantee or this Agreement) without the prior written consent of each Lender, or (vii) release all or substantially all of the Collateral under the Security Documents (except as expressly permitted by the Security Documents or this Agreement) without the prior written consent of each Lender, or (viii) amend Section 2.9 so as to permit Interest Period intervals greater than six months without regard to availability to Lenders, without the written consent of each Lender directly and adversely affected thereby, or (ix) increase the Borrowing Base without the written consent of each of the Lenders (other than any Defaulting Lenders, except to the extent any such Defaulting Lender is increasing its Commitment with respect to such Borrowing Base increase), decrease or maintain the Borrowing Base without the written consent of the Required Lenders or otherwise modify Section 2.14(b), (c), (d) or (e) if such modification would have the effect of increasing the Borrowing Base without the written consent of each of the Lenders (other than any Defaulting Lenders, except to the extent any such Defaulting Lender is increasing its Commitment with respect to such Borrowing Base increase); *provided* that a Scheduled Redetermination may be postponed by the Required Lenders, or (x) affect the rights or duties of, or any fees or other amounts payable to the Administrative Agent under this Agreement or any other Credit Document without the prior written consent of the Administrative Agent, or (xi) amend, modify or change in any manner any term or condition in Section 13.17 or Section 13.22 without the prior written consent of each Lender; *provided*, *further*, that any provision of this Agreement or any other Credit Document may be amended by an agreement in writing entered into by the Borrower and the Administrative Agent to cure any ambiguity, omission, defect or inconsistency so long as, in each case, the Lenders shall have received at least five Business Days' prior written notice thereof and the Administrative Agent shall not have received, within five Business Days of the date of such notice to the Lenders, a written notice from

the Majority Lenders stating that the Majority Lenders object to such amendment. Any such waiver and any such amendment, supplement or modification shall apply equally to each of the affected Lenders and shall be binding upon the Borrower, such Lenders, the Administrative Agent and all future holders of the affected Loans. In the case of any waiver, the Borrower, the Lenders and the Administrative Agent shall be restored to their former positions and rights hereunder and under the other Credit Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing; it being understood that no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. In connection with the foregoing provisions, the Administrative Agent may, but shall have no obligations to, with the concurrence of any Lender, execute amendments, modifications, waivers or consents on behalf of such Lender.

13.2   Notices. Unless otherwise expressly provided herein, all notices and other communications provided for hereunder or under any other Credit Document shall be in writing (including by facsimile transmission or electronic mail). All such written notices shall be mailed, faxed or delivered to the applicable address, facsimile number or electronic mail address, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(a)   if to the Borrower, the Administrative Agent, the Swingline Lender or the Letter of Credit Issuer, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 13.2 or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the other parties; and

(b)   if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the Borrower, the Administrative Agent, the Swingline Lender and the Letter of Credit Issuer.

All such notices and other communications shall be deemed to be given or made upon the earlier to occur of (i) actual receipt by the relevant party hereto and (ii) (A) if delivered by hand or by courier, when signed for by or on behalf of the relevant party hereto; (B) if delivered by mail, three Business Days after deposit in the mails, postage prepaid; (C) if delivered by facsimile, when sent and a confirmation has been received by the sending party; and (D) if delivered by electronic mail, when delivered; *provided* that notices and other communications to the Administrative Agent or the Lenders pursuant to Sections 2.3, 2.6, 2.9, 4.2 and 5.1 shall not be effective until received.

13.3   No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Credit Documents shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Requirements of Law.

13.4   Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Credit Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans hereunder.

13.5   Payment of Expenses; Indemnification. The Borrower agrees (a) to pay or reimburse the Administrative Agent and the Joint Lead Arrangers for all of their reasonable and documented out-of-

pocket costs and expenses incurred in connection with the preparation and execution and administration and delivery of, and any amendment, waiver, supplement or modification to, this Agreement and the other Credit Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, including the reasonable fees, disbursements and other charges of Vinson & Elkins L.L.P., in its capacity as counsel to the Administrative Agent, and one outside counsel in each appropriate local jurisdiction, (b) to pay or reimburse the Administrative Agent and the Joint Lead Arrangers for all of their reasonable and documented out-of-pocket costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Credit Documents and any such other documents, including the reasonable fees, disbursements and other charges of one counsel to the Administrative Agent, (c) to pay, indemnify, and hold harmless each Lender, the Letter of Credit Issuer and the Administrative Agent from, any and all recording and filing fees and (d) to pay, indemnify, and hold harmless each Lender, the Letter of Credit Issuer, the Joint Lead Arrangers and the Administrative Agent and their respective Related Parties from and against any and all other liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever, whether or not such proceedings are brought by the Borrower, any of its Related Parties or any other third Person, including reasonable and documented fees, disbursements and other charges of one outside counsel for all such Persons, taken as a whole, and, if necessary, by a single firm of local counsel in each appropriate jurisdiction for all such Persons, taken as a whole (unless representation of all such Persons in such matter by a single counsel would be inappropriate due to the existence of an actual or reasonably perceived conflict of interest in which case each such affected Person may, with the Borrower's consent (not to be unreasonably withheld or delayed), retain its own counsel and the Borrower shall be required to reimburse such Persons for the reasonable and documented out-of-pocket legal fees and expenses of such additional counsel), with respect to the execution, delivery, enforcement, performance and administration of this Agreement, the other Credit Documents and any such other documents and any transaction contemplated hereby, including, without limitation, any of the foregoing relating (i) to the violation of, noncompliance with or liability under, any Environmental Law (other than by such indemnified person or any of its Related Parties (other than any trustee or advisor)) or (ii) to any actual or alleged presence, Release or threatened Release of, or exposure to, Hazardous Materials, in each case of (i) and (ii) involving or attributable to the operations of the Borrower, any of its Subsidiaries or any of the Oil and Gas Properties (all the foregoing in this clause (d), collectively, the "**Indemnified Liabilities**"); *provided* that the Borrower shall have no obligation under this clause (d) to the Administrative Agent or any Lender or any of their respective Related Parties with respect to Indemnified Liabilities to the extent it has been determined by a final non-appealable judgment of a court of competent jurisdiction to have resulted from (i) the gross negligence, bad faith or willful misconduct of the party to be indemnified or any of its Related Parties (IT BEING THE INTENTION OF THE PARTIES HERETO THAT EACH LENDER, THE LETTER OF CREDIT ISSUER AND THE ADMINISTRATIVE AGENT AND THEIR RESPECTIVE RELATED PARTIES SHALL, IN ALL CASES, BE INDEMNIFIED FOR ITS ORDINARY COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE), (ii) any material breach of any Credit Document by the party to be indemnified or any of its Related Parties or (iii) disputes, claims, demands, actions, judgments or suits not arising from any act or omission by the Borrower or its Affiliates, brought by an indemnified Person against any other indemnified Person (other than disputes, claims, demands, actions, judgments or suits involving claims against the Joint Lead Arrangers or the Administrative Agent in their capacity as such). NO PERSON ENTITLED TO INDEMNIFICATION UNDER CLAUSE (d) OF THIS SECTION 13.5 SHALL BE LIABLE FOR ANY DAMAGES ARISING FROM THE USE BY UNINTENDED RECIPIENTS OF ANY INFORMATION OR OTHER MATERIALS DISTRIBUTED BY IT THROUGH TELECOMMUNICATIONS, ELECTRONIC OR OTHER INFORMATION TRANSMISSION SYSTEMS IN CONNECTION WITH THIS AGREEMENT OR THE OTHER CREDIT DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. THE TELECOMMUNICATIONS, ELECTRONIC OR OTHER INFORMATION TRANSMISSION SYSTEMS USED BY THE ADMINISTRATIVE AGENT IS PROVIDED "AS IS" AND "AS AVAILABLE." NONE OF THE ADMINISTRATIVE AGENT OR

ANY OF ITS RELATED PARTIES WARRANT THE ADEQUACY OF SUCH TELECOMMUNICATIONS, ELECTRONIC OR OTHER INFORMATION TRANSMISSION SYSTEMS AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD-PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ADMINISTRATIVE AGENT OR ANY OF ITS RELATED PARTIES IN CONNECTION WITH ANY COMMUNICATIONS OR ANY TELECOMMUNICATIONS, ELECTRONIC OR OTHER INFORMATION TRANSMISSION SYSTEMS. No Person entitled to indemnification under clause (d) of this Section 13.5, nor the Borrower or any of its Subsidiaries, shall have any liability for any special, punitive, indirect, exemplary or consequential damages (including any loss of profits, business or anticipated savings) relating to this Agreement or any other Credit Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date); provided that the foregoing shall not negate the Borrower's obligations with respect to Indemnified Liabilities. All amounts payable under this Section 13.5 shall be paid within 10 Business Days after written demand therefor. The agreements in this Section 13.5 shall survive repayment of the Loans and all other amounts payable hereunder. This Section 13.5 shall not apply with respect to any claims for Taxes other than any Taxes that represent losses, claims or damages arising from any non-Tax claim.

13.6   Successors and Assigns; Participations and Assignments.

(a)   The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Letter of Credit Issuer that issues any Letter of Credit), except that (i) except as expressly permitted by Section 10.3, the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 13.6. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the Letter of Credit Issuer that issues any Letter of Credit), Participants (to the extent provided in clause (c) of this Section 13.6) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Letter of Credit Issuer and the Lenders and each other Person entitled to indemnification under Section 13.5) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)   (i)   Subject to the conditions set forth in clause (b)(ii) below, any Lender may at any time assign to one or more assignees (other than a Defaulting Lender, an Affiliate of a Defaulting Lender, the Borrower, any Subsidiary of the Borrower, an Industry Competitor or any natural person) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans (including participations in L/C Obligations or Swingline Loans) at the time owing to it) with the prior written consent (such consent not be unreasonably withheld or delayed; it being understood that the Borrower shall have the right to withhold or delay its consent to any assignment solely if, in order for such assignment to comply with applicable Requirements of Law, the Borrower would be required to obtain the consent of, or make any filing or registration with, any Governmental Authority) of:

(A)   the Borrower; provided that no consent of the Borrower shall be required for (x) an assignment if an Event of Default under Section 11.1 or Section 11.5 has occurred and is continuing and (y) any assignment to a Lender, an Affiliate of a Lender or an Approved Fund; and

(B)   the Administrative Agent, the Swingline Lender and the Letter of Credit Issuer (in each case, not to be unreasonably withheld or delayed).

(ii)   Assignments shall be subject to the following additional conditions:

(A)   except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender's Commitment or Loans, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 and increments of $1,000,000 in excess thereof, unless each of the Borrower, the Letter of Credit Issuer and the Administrative Agent otherwise consents (which consents shall not be unreasonably withheld or delayed); *provided* that no such consent of the Borrower shall be required if an Event of Default under Section 11.1 or Section 11.5 has occurred and is continuing; *provided*, *further*, that contemporaneous assignments to a single assignee made by Affiliates of Lenders and related Approved Funds shall be aggregated for purposes of meeting the minimum assignment amount requirements stated above;

(B)   each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement;

(C)   the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee in the amount of $3,500; *provided* that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment; and

(D)   the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(iii)   Subject to acceptance and recording thereof pursuant to clause (b)(iv) of this Section 13.6, from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.10, 2.11, 3.5, 5.4 and 13.5). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 13.6 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with clause (c) of this Section 13.6.

(iv)   The Administrative Agent, acting for this purpose as a non-fiduciary agent of the Borrower, shall maintain at the Administrative Agent's Office a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount (and stated interest amounts) of the Loans and L/C Obligations and any payment made by the Letter of Credit Issuer under any Letter of Credit owing to, each Lender pursuant to the terms hereof from time to time (the "**Register**"). Further, the Register shall contain the name and address of the Administrative Agent and the lending office through which each such Person acts under this Agreement. The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent, the Letter of Credit Issuer and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, the Letter of Credit

Issuer, the Swingline Lender and, solely with respect to itself, each other Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v)   Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee's completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in clause (b) of this Section 13.6 (unless waived) and any written consent to such assignment required by clause (b) of this Section 13.6, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register.

(c)   (i)   Any Lender may, without the consent of the Borrower, the Administrative Agent, any Swingline Lender or the Letter of Credit Issuer, sell participations to one or more banks or other entities other than the Borrower, any Subsidiary of the Borrower, any natural person or any Industry Competitor (each, a "**Participant**") in all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); *provided* that (A) such Lender's obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Administrative Agent, the Letter of Credit Issuer and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement or any other Credit Document; *provided* that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in clauses (i) or (ii) of the proviso to Section 13.1 that affects such Participant, *provided* that the Participant shall have no right to consent to any modification to the percentages specified in the definitions of the terms "Majority Lenders" or "Required Lenders". Subject to this Section 13.6(c)(ii), the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.10, 2.11, 3.5 and 5.4 to the same extent as if it were a Lender (subject to the limitations and requirements of those Sections as though it were a Lender and had acquired its interest by assignment pursuant to Section 13.6(b), including the requirements of Section 5.4(e) (it being understood that the documentation required under Section 5.4(e) shall be delivered to the participating Lender)). To the extent permitted by Requirements of Law, each Participant also shall be entitled to the benefits of Section 13.8(b) as though it were a Lender; *provided* such Participant agrees to be subject to Section 13.8(a) as though it were a Lender.

(ii)   A Participant shall not be entitled to receive any greater payment under Section 2.10, 2.11, 3.5 or 5.4 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent (which consent shall not be unreasonably withheld) or the entitlement to receive a greater payment results from a change in a Requirement of Law that occurs after the Participant acquired the applicable participation; *provided* that the Participant shall be subject to the provisions in Section 2.12 as if it were an assignee under clauses (a) and (b) of this Section 13.6. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each participant and the principal amounts (and related interest amounts) of each participant's interest in the Loans or other obligations under this Agreement (the "**Participant Register**"). The entries in the Participant Register shall be conclusive, absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. No Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant's interest in any commitments, loans, letters of credit or its other obligations under any Credit Document) except to

the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations.

(d)   Any Lender may, without the consent of the Borrower or the Administrative Agent, at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or any central bank having jurisdiction over such Lender, and this Section 13.6 shall not apply to any such pledge or assignment of a security interest; *provided* that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto. In order to facilitate such pledge or assignment or for any other reason, the Borrower hereby agrees that, upon request of any Lender at any time and from time to time after the Borrower has made its initial borrowing hereunder, the Borrower shall provide to such Lender, at the Borrower's own expense, a promissory note, substantially in the form of Exhibit G, evidencing the Loans and Swingline Loans, respectively, owing to such Lender.

(e)   Subject to Section 13.16, the Borrower authorizes each Lender to disclose to any Participant, secured creditor of such Lender or assignee (each, a "**Transferee**") and any prospective Transferee any and all financial information in such Lender's possession concerning the Borrower and its Affiliates that has been delivered to such Lender by or on behalf of the Borrower and its Affiliates pursuant to this Agreement or that has been delivered to such Lender by or on behalf of the Borrower and its Affiliates in connection with such Lender's credit evaluation of the Borrower and its Affiliates prior to becoming a party to this Agreement.

(f)   The words "execution," "signed," "signature," and words of like import in any Assignment and Acceptance shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

13.7   Replacements of Lenders under Certain Circumstances.

(a)   With the consent of the Administrative Agent, not to be unreasonably withheld, the Borrower shall be permitted to replace any Lender that (i) requests reimbursement for amounts owing pursuant to Section 2.10, 3.5 or 5.4, (ii) is affected in the manner described in Section 2.10(a)(ii) and as a result thereof any of the actions described in such Section is required to be taken or (iii) becomes a Defaulting Lender, with a replacement bank, lending institution or other financial institution; *provided* that (A) such replacement does not conflict with any Requirement of Law, (B) no Event of Default under Section 11.1 or 11.5 shall have occurred and be continuing at the time of such replacement, (C) the replacement bank or institution shall purchase, at par, all Loans and the Borrower shall pay all other amounts (other than any disputed amounts), pursuant to Section 2.10, 3.5 or 5.4, as the case may be, owing to such replaced Lender prior to the date of replacement, (D) the replacement bank or institution, if not already a Lender, and the terms and conditions of such replacement, shall be reasonably satisfactory to the Administrative Agent (and if a Commitment is being assigned, the Letter of Credit Issuer), (E) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 13.6(b) (*provided* that the Borrower shall be obligated to pay the registration and processing fee referred to therein) and (F) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender.

(b)   If any Lender (such Lender, a "**Non-Consenting Lender**") (i) has failed to consent to a proposed amendment, waiver, discharge or termination that pursuant to the terms of Section 13.1 requires the consent of all of the Lenders affected or the Required Lenders and with respect to which the Majority Lenders shall have granted their consent, (ii) does not approve a proposed increase of the Borrowing Base with respect to which the Required Lenders shall have approved such proposed increase, or (iii) does not agree to increase its Commitment pursuant to Section 2.16 to the prior maximum level of its Commitment before giving effect to any mandatory reduction in its Commitment pursuant to Section 4.3(c) (but after giving effect to any Assignment and Assumption occurring after such reduction), then provided that no Event of Default then exists, the Borrower shall have the right (unless such Non-Consenting Lender grants such consent), with the consent of the Administrative Agent, not to be unreasonably withheld, to replace such Non-Consenting Lender by requiring such Non-Consenting Lender to assign its Loans and its Commitments hereunder to one or more assignees reasonably acceptable to the Administrative Agent (and if a Commitment is being assigned, the Letter of Credit Issuer); *provided* that: (A) all Obligations of the Borrower owing to such Non-Consenting Lender being replaced (other than principal and interest) shall be paid in full to such Non-Consenting Lender concurrently with such assignment, and (B) the replacement Lender shall purchase the foregoing by paying to such Non-Consenting Lender a price equal to the principal amount thereof plus accrued and unpaid interest thereon. In connection with any such assignment, the Borrower, Administrative Agent, such Non-Consenting Lender and the replacement Lender shall otherwise comply with Section 13.6.

(c)   Notwithstanding anything herein to the contrary, each party hereto agrees that any assignment pursuant to the terms of this Section 13.7 may be effected pursuant to an Assignment and Acceptance executed by the Borrower, the Administrative Agent and the assignee and that the Lender making such assignment need not be a party thereto.

13.8   Adjustments; Set-off.

(a)   If any Lender (a "**Benefited Lender**") shall at any time receive any payment in respect of any principal of or interest on all or part of the Loans made by it, or the participations in L/C Obligations held by it, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 11.5, or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of such other Lender's Loans, or interest thereon, such benefited Lender shall (i) notify the Administrative Agent of such fact, and (ii) purchase for cash at face value from the other Lenders a participating interest in such portion of each such other Lender's Loans, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such benefited Lender to share the excess payment or benefits of such collateral or proceeds ratably in accordance with the aggregate principal of and accrued interest on their respective Loans and other amounts owing them; *provided*, *however*, that, (A) if all or any portion of such excess payment or benefits is thereafter recovered from such benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest and (B) the provisions of this paragraph shall not be construed to apply to (1) any payment made by the Borrower or any other Credit Party pursuant to and in accordance with the express terms of this Agreement and the other Credit Documents, (2) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans, Commitments or participations in Drawings to any assignee or participant or (3) any disproportionate payment obtained by a Lender as a result of the extension by Lenders of the maturity date or expiration date of some but not all Loans or Commitments or any increase in the Applicable Margin in respect of Loans or Commitments of Lenders that have consented to any such extension. Each Credit Party consents to the foregoing and agrees, to the extent it may effectively do so under Requirements of Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Credit Party rights of set-off and

counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Credit Party in the amount of such participation.

(b)   After the occurrence and during the continuance of an Event of Default, in addition to any rights and remedies of the Lenders provided by Requirements of Law, each Lender shall have the right, without prior notice to the Borrower, any such notice being expressly waived by the Borrower to the extent permitted by applicable Requirements of Law, upon any amount becoming due and payable by the Borrower hereunder or under any Credit Document (whether at the stated maturity, by acceleration or otherwise) to set-off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any branch or agency thereof to or for the credit or the account of the Borrower. Each Lender agrees promptly to notify the Borrower (and the Credit Parties, if applicable) and the Administrative Agent after any such set-off and application made by such Lender; *provided* that the failure to give such notice shall not affect the validity of such set-off and application.

13.9   Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by facsimile or other electronic transmission, *i.e.* a "pdf" or a "tif"), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. A set of the copies of this Agreement signed by all the parties shall be lodged with the Borrower and the Administrative Agent.

13.10   Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

13.11   Integration. This Agreement and the other Credit Documents represent the agreement of the Borrower, the Guarantors, the Administrative Agent and the Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Borrower, the Guarantors, the Administrative Agent nor any Lender relative to subject matter hereof not expressly set forth or referred to herein or in the other Credit Documents.

13.12   Governing Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CHOICE OF LAW PROVISIONS THAT WOULD REQUIRE THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION.

13.13   Submission to Jurisdiction; Waivers. Each party hereto hereby irrevocably and unconditionally:

(a)   submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Credit Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York and appellate courts from any thereof;

(b)   consents that any such action or proceeding shall be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court

or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(c) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Person at its address set forth on Schedule 13.2 or at such other address of which the Administrative Agent shall have been notified pursuant to Section 13.2;

(d) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by Requirements of Law or shall limit the right to sue in any other jurisdiction;

(e) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 13.13 any special, exemplary, punitive or consequential damages; and

(f) agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

13.14 Acknowledgments. The Borrower hereby acknowledges that:

(a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Credit Documents;

(b) (i) the credit facilities provided for hereunder and any related arranging or other services in connection therewith (including in connection with any amendment, waiver or other modification hereof or of any other Credit Document) are an arm's-length commercial transaction between the Borrower and the other Credit Parties, on the one hand, and the Administrative Agent and the Lenders, on the other hand, and the Borrower and the other Credit Parties are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated hereby and by the other Credit Documents (including any amendment, waiver or other modification hereof or thereof); (ii) in connection with the process leading to such transaction, each of the Administrative Agent and the Lenders is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary for any of the Borrower, any other Credit Parties or any of their respective Affiliates, equity holders, creditors or employees or any other Person; (iii) neither the Administrative Agent, the Joint Bookrunners, the Joint Lead Arrangers, nor any Lender has assumed or will assume an advisory, agency or fiduciary responsibility in favor of the Borrower or any other Credit Party with respect to any of the transactions contemplated hereby or the process leading thereto, including with respect to any amendment, waiver or other modification hereof or of any other Credit Document (irrespective of whether the Administrative Agent, the Joint Bookrunners, the Joint Lead Arrangers or any Lender has advised or is currently advising any of the Borrower, the other Credit Parties or their respective Affiliates on other matters) and none of the Administrative Agent, the Joint Bookrunners, the Joint Lead Arrangers or any Lender has any obligation to any of the Borrower, the other Credit Parties or their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Credit Documents; (iv) the Administrative Agent and its Affiliates and each Lender and its Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its respective Affiliates, and none of the Administrative Agent or any Lender has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (v) neither the Administrative Agent nor any Lender has provided and none will provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver or other modification hereof or of any other Credit Document) and the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate. The Borrower hereby waives and releases, to the fullest

extent permitted by law, any claims that it may have against the Administrative Agent with respect to any breach or alleged breach of agency or fiduciary duty; and

(c) no joint venture is created hereby or by the other Credit Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among the Borrower, on the one hand, and any Lender, on the other hand.

13.15 <u>Waivers of Jury Trial</u>. THE BORROWER, THE ADMINISTRATIVE AGENT, THE SWINGLINE LENDER, THE LETTER OF CREDIT ISSUER AND EACH LENDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

13.16 <u>Confidentiality</u>. The Administrative Agent, each other agent, the Letter of Credit Issuer, the Swingline Lender, each other Lender and any Affiliate of a Lender shall hold all non-public information furnished by or on behalf of the Borrower or any of its Subsidiaries in connection with such Lender's evaluation of whether to become a Lender hereunder or obtained by such Lender, the Swingline Lender, the Administrative Agent, the Letter of Credit Issuer or such other agent pursuant to the requirements of this Agreement ("**Confidential Information**"), confidential in accordance with its customary procedure for handling confidential information of this nature and in any event may make disclosure (a) as required or requested by any Governmental Authority, self-regulatory agency or representative thereof or pursuant to legal process or applicable Requirements of Law, (b) to such Lender's, Affiliate of a Lender's, or the Administrative Agent's, the Letter of Credit Issuer's, the Swingline Lender's or such other agent's attorneys, professional advisors, independent auditors, trustees or Affiliates, in each case, who (i) need to know such information (other than with respect to disclosures to Affiliates of the Lenders) in connection with the administration of the Credit Documents and (ii) are informed of the confidential nature of such information, (c) to prospective or actual credit insurers and prospective or actual credit insurance brokers, in each case, who are informed of the confidential nature of such information and agree to treat such information as confidential, (d) to an investor or prospective investor in a securitization that agrees its access to information regarding the Credit Parties, the Loans and the Credit Documents is solely for purposes of evaluating an investment in a securitization and who agrees to treat such information as confidential, (e) to a trustee, collateral manager, servicer, backup servicer, noteholder or secured party in connection with the administration, servicing and reporting on the assets serving as collateral for a securitization and who agrees to treat such information as confidential, and (f) to a nationally recognized ratings agency that requires access to information regarding the Credit Parties, the Loans and Credit Documents in connection with ratings issued with respect to a securitization; *provided* that unless specifically prohibited by applicable Requirements of Law, each Lender, Affiliate of a Lender, the Administrative Agent, the Swingline Lender, the Letter of Credit Issuer and each other agent shall endeavor to notify the Borrower (without any liability for a failure to so notify the Borrower) of any request made to such Lender, the Administrative Agent, the Swingline Lender, the Letter of Credit Issuer or such other agent, as applicable, by any governmental, regulatory or self-regulatory agency or representative thereof (other than any such request in connection with an examination of the financial condition of such Lender by such governmental agency) for disclosure of any such non-public information prior to disclosure of such information; *provided further* that in no event shall any Lender, Affiliate of a Lender, the Administrative Agent, the Swingline Lender, the Letter of Credit Issuer or any other agent be obligated or required to return any materials furnished by the Borrower or any Subsidiary. In addition, each Lender, the Administrative Agent and each other agent may provide Confidential Information to prospective Transferees or to any pledgee referred to in <u>Section 13.6</u> or to prospective direct or indirect contractual counterparties in respect of Hedge Agreements to be entered into in connection with Loans made hereunder as long as such Person is advised of and agrees to be bound by the provisions of this <u>Section 13.16</u> or confidentiality provisions at least as restrictive as those set forth in this <u>Section 13.16</u>.

13.17   Release of Collateral and Guarantee Obligations.

(a)   The Lenders hereby irrevocably agree that the Liens granted to the Administrative Agent by the Credit Parties on any Collateral shall be automatically released (i) in full, as set forth in clause (b) below, (ii) upon the Disposition of such Collateral (including as part of or in connection with any other Disposition permitted hereunder) to any Person other than another Credit Party, to the extent such Disposition is made in compliance with the terms of this Agreement (and the Administrative Agent may rely conclusively on a certificate to that effect provided to it by any Credit Party upon its reasonable request without further inquiry), (iii) to the extent such Collateral is comprised of property leased to a Credit Party, upon termination or expiration of such lease, (iv) if the release of such Lien is approved, authorized or ratified in writing by the Majority Lenders (or such other percentage of the Lenders whose consent may be required in accordance with Section 13.1), (v) to the extent the property constituting such Collateral is owned by any Guarantor, upon the release of such Guarantor from its obligations under the Guarantee (in accordance with the immediately following sentence and Section 5.13(b) of the Guarantee) or (vi) as required by the Administrative Agent to effect any Disposition of Collateral in connection with any exercise of remedies of the Administrative Agent pursuant to the Security Documents. Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those being released) upon (or obligations (other than those being released) of the Credit Parties in respect of) all interests retained by the Credit Parties, including the proceeds of any Disposition, all of which shall continue to constitute part of the Collateral except to the extent otherwise released in accordance with the provisions of the Credit Documents. Additionally, the Lenders hereby irrevocably agree that a Guarantor shall be released from its obligations under a Guarantee upon the consummation of any transaction permitted hereunder, including a Disposition permitted hereunder, as a result of which such Guarantor ceases to be a Restricted Subsidiary or becomes an Excluded Subsidiary. The Lenders hereby authorize the Administrative Agent to execute and deliver any instruments, documents, and agreements necessary or desirable to evidence and confirm the release of any Guarantor or Collateral pursuant to the foregoing provisions of this paragraph, all without the further consent or joinder of any Lender. Any representation, warranty or covenant contained in any Credit Document relating to any such Collateral or Guarantor shall no longer be deemed to be repeated.

(b)   Notwithstanding anything to the contrary contained herein or in any other Credit Document, when (i) all Obligations (other than (A) Hedging Obligations in respect of any Secured Hedge Agreements, (B) Cash Management Obligations in respect of any Secured Cash Management Agreements and (C) any contingent or indemnification obligations, in each case, not then due) have been paid in full in cash or cash equivalents thereof, (ii) all Commitments have terminated or expired, (iii) with respect to all Hedging Obligations owing to any Hedge Banks that are Lenders or Affiliates of Lenders in respect of any Secured Hedge Agreements, all amounts due under such Secured Hedge Agreements have been paid in full in cash or cash equivalents thereof (or other arrangements reasonably satisfactory to such Hedge Bank with respect to such Secured Hedge Agreements have been made), and (iv) no Letter of Credit shall be outstanding that is not Cash Collateralized or back-stopped or otherwise in respect of which arrangements reasonably satisfactory to the Letter of Credit Issuer have been made, upon request of the Borrower, the Administrative Agent shall (without notice to, or vote or consent of, any Secured Party) take such actions as shall be required to release its security interest in all Collateral, and to release all obligations under any Credit Document, whether or not on the date of such release there may be any (A) Hedging Obligations in respect of any Secured Hedge Agreements, (B) Cash Management Obligations in respect of any Secured Cash Management Agreements and (C) any contingent or indemnification obligations, in each case, not then due. Any such release of Obligations shall be deemed subject to the provision that such Obligations shall be reinstated if after such release any portion of any payment in respect of the Obligations guaranteed thereby shall be rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Borrower or any Guarantor, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the Borrower or

any Guarantor or any substantial part of its property, or otherwise, all as though such payment had not been made.

Upon request by the Administrative Agent at any time, each Lender shall confirm in writing and shall cause its Affiliates party to any Secured Cash Management Agreement or any Secured Hedge Agreement (as applicable) to confirm in writing the Administrative Agent's authority to release particular types or items of Collateral pursuant to this Section 13.17(b).

13.18   USA PATRIOT Act. The Administrative Agent and each Lender hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "**Patriot Act**"), it is required to obtain, verify and record information that identifies each Credit Party, which information includes the name and address of each Credit Party and other information that will allow the Administrative Agent and such Lender to identify each Credit Party in accordance with the Patriot Act.

13.19   Payments Set Aside. To the extent that any payment by or on behalf of the Borrower is made to the Administrative Agent or any Lender, or the Administrative Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the applicable Overnight Rate from time to time in effect.

13.20   Reinstatement. This Agreement shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Obligations is rescinded or must otherwise be restored or returned by the Administrative Agent or any other Secured Party upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Borrower, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the Borrower or any substantial part of its property, or otherwise, all as though such payments had not been made.

13.21   Disposition of Proceeds. The Security Documents contain an assignment by the Borrower and/or the Guarantors unto and in favor of the Administrative Agent for the benefit of the Lenders of all of the Borrower's or each Guarantor's interest in and to their as-extracted collateral in the form of production and all proceeds attributable thereto which may be produced from or allocated to the Mortgaged Property. The Security Documents further provide in general for the application of such proceeds to the satisfaction of the Obligations described therein and secured thereby. Notwithstanding the assignment contained in such Security Documents, unless an Event of Default is then continuing, (a) the Administrative Agent and the Lenders agree that they will neither notify the purchaser or purchasers of such production nor take any other action to cause such proceeds to be remitted to the Administrative Agent or the Lenders, but the Lenders will instead permit such proceeds to be paid to the Borrower and its Subsidiaries and (b) the Lenders hereby authorize the Administrative Agent to take such actions as may be necessary to cause such proceeds to be paid to the Borrower and/or such Subsidiaries.

13.22   Collateral Matters; Hedge Agreements. The benefit of the Security Documents and of the provisions of this Agreement relating to any Collateral securing the Obligations shall also extend and be available on a pro rata basis, through the Administrative Agent, to any Person (a) under any Secured Hedge

Agreement, in each case, after giving effect to all netting arrangements relating to such Hedge Agreements or (b) under any Secured Cash Management Agreement; provided that, with respect to any Secured Hedge Agreement or Secured Cash Management Agreement that remains secured after the Hedge Bank thereto or the Cash Management Bank thereunder is no longer a Lender or an Affiliate of a Lender, the provisions of Section 12 shall also continue to apply to such Hedge Bank or Cash Management Bank in consideration of its benefits hereunder and each such Hedge Bank or Cash Management Bank, as applicable, shall, if requested by the Administrative Agent, promptly execute and deliver to the Administrative Agent all such other documents, agreements and instruments reasonably requested by the Administrative Agent to evidence the continued applicability of the provisions of Section 12. No Person shall have any voting rights under any Credit Document solely as a result of the existence of obligations owed to it under any such Secured Hedge Agreement or Secured Cash Management Agreement.

13.23   Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Credit Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Credit Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)   the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)   the effects of any Bail-In Action on any such liability, including, if applicable:

(i)   a reduction in full or in part or cancellation of any such liability;

(ii)   a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent entity, undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Credit Document; or

(iii)   the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

13.24   Acknowledgement Regarding Any Supported QFCs. To the extent that the Credit Documents provide support, through a guarantee or otherwise, for any Hedge Agreement or any other agreement or instrument that is a QFC (such support, "**QFC Credit Support**", and each such QFC, a "**Supported QFC**"), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the "**U.S. Special Resolution Regimes**") in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Credit Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

In the event a Covered Entity that is party to a Supported QFC (each, a "**Covered Party**") becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit

Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Credit Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Credit Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Agreement to be duly executed and delivered as of the date first above written.

DENBURY INC.,
as the Borrower

By: /s/ Mark Allen

Name: Mark Allen

Title: Executive Vice President, Chief Financial Officer, Treasurer, and Assistant Secretary

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent, Letter of Credit Issuer, Swingline Lender and a Lender

By: /s/ Anca Loghin

Name: Anca Loghin

Title: Authorized Officer

[*Lenders' Signature Pages on file with the Company*]

FORM OF NOTICE OF BORROWING

[Letterhead of Borrower]

[Date][1]

[JPMorgan Chase Bank, N.A.,
as Administrative Agent and Swingline Lender]

Re: Denbury Inc. Notice of Borrowing

Ladies and Gentlemen:

        This Notice of Borrowing is delivered to you pursuant to Section 2.3 of the Credit Agreement, dated as of September [__], 2020 (as amended, restated, amended and restated supplemented or otherwise modified from time to time, the "Credit Agreement"), by and among Denbury Inc., a Delaware corporation (the "Borrower"), the banks, financial institutions and other lending institutions from time to time parties or lenders thereto (the "Lenders") and JPMorgan Chase Bank, N.A., as Administrative Agent, Swingline Lender and the Letter of Credit Issuer (such terms and each other capitalized term used but not defined herein having the meaning provided in Section 1.1 of the Credit Agreement).

        The Borrower hereby requests that a Loan be extended as follows:

        (i)   Aggregate amount of the requested Loan is $[_____];

        (ii)   Date of such Borrowing is [_____], 20[__][2]

        (iii)   Requested Borrowing is to be [an ABR Loan][a LIBOR Loan][Swingline Loan];

        (iv)   In the case of a LIBOR Loan, the initial Interest Period applicable thereto is [_____];[3]

        (v)   Location and number of the Borrower's account to which funds are to be disbursed is as follows:

Financial Institution:	[_____]
ABA Routing Number:	[_____]
SWIFT Code:	[_____]
Account Name:	[_____]
Account Number:	[_____]
Reference:	[_____]

---

[1] Date of Notice of Borrowing: To be submitted (A) prior to 1:00 p.m. (Dallas, Texas time) at least three Business Days' prior to each Borrowing of Loans if such Loans are to be initially LIBOR Loans; (B) prior to 12:00 noon (Dallas, Texas time) on the date of each Borrowing of Loans that are to be ABR Loans; or (C) prior to 3:00 p.m. (Dallas, Texas time) on the date of each Borrowing of Loans that are to be Swingline Loans.

[2] Which shall be a Business Day.

[3] If no Interest Period is selected, the Borrower shall be deemed to have selected an Interest Period of one month's duration.

The Borrower hereby represents and warrants that:

(i)   At the time of the Borrowing and immediately after giving effect thereto, no Default or Event of Default has occurred and is continuing under the Credit Agreement;

(ii)   At the time of the Borrowing and immediately after giving effect thereto, each of the representations and warranties of the Credit Parties set forth in the Credit Documents are true and correct in all material respects (unless such representations and warranties are already qualified by materiality, Material Adverse Effect or a similar qualification in which case such representations and warranties are true and correct in all respects) on and as of the date hereof, both before and after giving effect to the Loan requested hereby, unless stated to relate to a specific earlier date, in which case such representations and warranties are true and correct in all material respects as of such earlier date;

(iii)   At the time of the Borrowing and immediately after giving effect thereto, the Available Commitment is not less than zero; and

(iv)   At the time of the Borrowing and immediately after giving effect thereto, other than with respect to the Credit Event on the Closing Date of the deemed refinancing and replacement of the Existing Loans and Existing Letters of Credit, as applicable, if the principal amount of such Borrowing plus the aggregate amount of Excess Cash of the Borrower and its Restricted Subsidiaries at the time of such Borrowing (but prior to giving effect to such Borrowing) exceeds $75,000,000, then (A) all or a portion of the proceeds of such Borrowing and/or all or a portion of the Consolidated Cash Balance of the Borrower and its Restricted Subsidiaries will be used for disbursements and expenses occurring on the date of such Borrowing as set forth on Exhibit A and (B) after giving effect to such disbursements and expenses, the Borrower and its Restricted Subsidiaries will not have any Excess Cash in excess of $75,000,000. [; and

(v)   At the time of the Borrowing and immediately after giving effect thereto, each of the conditions set forth in Section 6 of the Credit Agreement has been satisfied.][4]

[Remainder of page intentionally left blank; signature page follows]

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[4] To be included if the Notice of Borrowing is delivered pursuant to any Borrowing on the Closing Date.

IN WITNESS WHEREOF, the undersigned has duly executed this Notice of Borrowing by its authorized representative as of the date set forth above.

DENBURY INC.

By: _____

Name:

Title:

EXHIBIT A

<u>Use of Proceeds of Borrowing</u>

FORM OF LETTER OF CREDIT REQUEST

[Letterhead of Borrower]

[Date] [5]

[JPMorgan Chase Bank, N.A.,
as Administrative Agent and the Letter of Credit Issuer]

Re: Denbury Inc. Letter of Credit Request

Ladies and Gentlemen:

This Letter of Credit Request is delivered to you pursuant to Section 3.2 of the Credit Agreement, dated as of September [__], 2020 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), by and among Denbury Inc., a Delaware corporation (the "Borrower"), the banks, financial institutions and other lending institutions from time to time parties or lenders thereto (the "Lenders") and JPMorgan Chase Bank, N.A., as Administrative Agent, Swingline Lender, and the Letter of Credit Issuer (such terms and each other capitalized term used but not defined herein having the meaning provided in Section 1.1 of the Credit Agreement).

The Borrower hereby requests that a Letter of Credit be issued:

(i)   on [insert date of issuance][6];

(ii)   in the aggregate Stated Amount of $[_____];

(iii)   in favor of [insert name and address of beneficiary]; and

(iv)   which expires on [insert date no later than the earlier of (A) 12 months (or 18 months in the case of any Letters of Credit issued in favor of the Railroad Commission of Texas, as beneficiary) after the date of issuance or such longer period of time as may be agreed by the Letter of Credit Issuer and (B) the L/C Maturity Date]

The Borrower hereby represents and warrants that:

(i)   At the time of the issuance of the requested Letter of Credit and immediately after giving effect thereto, the Stated Amount of the Letter of Credit requested by this Letter of Credit Request shall not (A) when added to the Letters of Credit Outstanding at this time, exceed the Letter of Credit Commitment now in effect or (B) cause the aggregate amount of the Lenders' Total Exposures to exceed the Loan Limit now in effect;

---

[5] Letter of Credit Request to be submitted prior to 1:00 p.m. (Dallas, Texas time) at least two Business Days prior to the date of issuance or such lesser number as may be agreed by the Administrative Agent and the Letter of Credit Issuer.

[6] Which shall be a Business Day.

(ii)   At the time of the issuance of the requested Letter of Credit and immediately after giving effect thereto, no Default or Event of Default has occurred and is continuing under the Credit Agreement;

(iii)   At the time of the issuance of the requested Letter of Credit and immediately after giving effect thereto, each of the representations and warranties of the Credit Parties set forth in the Credit Documents are true and correct in all material respects (unless such representations and warranties are already qualified by materiality, Material Adverse Effect or a similar qualification in which case such representations and warranties are true and correct in all respects) on and as of the date hereof, both before and after giving effect to the issuance of the Letter of Credit requested hereby, unless stated to relate to a specific earlier date, in which case such representations and warranties are true and correct in all material respects as of such earlier date;

(iv)   At the time of the issuance of the requested Letter of Credit and immediately after giving effect thereto, the Available Commitment is not less than zero; and

(v)   At the time of the issuance of the requested Letter of Credit and immediately after giving effect thereto, other than with respect to the Credit Event on the Closing Date of the deemed refinancing and replacement of the Existing Loans and Existing Letters of Credit, as applicable, the Borrower and its Restricted Subsidiaries do not have any Excess Cash in excess of $75,000,000. [; and

(vi)   At the time of the issuance of the requested Letter of Credit and immediately after giving effect thereto, each of the conditions set forth in Section 6 of the Credit Agreement have been satisfied.][7]

[Remainder of page intentionally left blank; signature page follows]

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[7] To be included if the Letter of Credit Request is delivered pursuant to any issuance (or deemed replacement) of a Letter of Credit on the Closing Date.

IN WITNESS WHEREOF, the undersigned has duly executed this Letter of Credit Request by its authorized representative as of the date set forth above.

DENBURY INC.

By: _____

Name:

Title:

EXHIBIT C

FORM OF GUARANTEE

[See attached.]

Exhibit C-1

FORM OF PLEDGE AND SECURITY AGREEMENT

[See attached.]

FORM OF DEED OF TRUST (TEXAS)

[See attached.]

FORM OF ASSIGNMENT AND ACCEPTANCE AGREEMENT

This Assignment and Acceptance Agreement (this **"Assignment"**) is dated as of the Effective Date set forth below and is entered into by and between [*Insert name of Assignor*] (the **"Assignor"**) and [*Insert name of Assignee*] (the **"Assignee"**). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement (as defined below), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and accepts from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below, the interest in and to all of the Assignor's rights and obligations under the Credit Agreement and any other documents or instruments delivered pursuant thereto that represents the amount and percentage interest identified below of all of the Assignor's outstanding rights and obligations under the respective facilities identified below (including, to the extent included in any such facilities, letters or credit) (the **"Assigned Interest"**). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and the Credit Agreement, without representation or warranty by the Assignor.

1. Assignor: _____

2. Assignee: _____

3. Borrower: Denbury Inc.

4. Administrative Agent: JPMorgan Chase Bank, N.A., as Administrative Agent under the Credit Agreement.

5. Credit Agreement: The Credit Agreement, dated as of September [__], 2020 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "**Credit Agreement**"), among DENBURY INC., a Delaware corporation (the "**Borrower**"), the banks, financial institutions and other lending institutions from time to time party thereto (the "**Lenders**") and JPMORGAN CHASE BANK, N.A., as Administrative Agent, Swingline Lender, and the Letter of Credit Issuer (such terms and each other capitalized term used but not defined herein having the meaning provided in Section 1.1 of the Credit Agreement).

6.   Assigned Interest:

Total Commitment for all Lenders	Amount of Commitment/Loans Assigned	Commitment Percentage[1]
$_____	$_____	_____%

Effective Date: _____, 20__ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

7.   Notice and Wire Instructions:

[NAME OF ASSIGNOR]   **[NAME OF ASSIGNEE]**

Notices: Notices:

        _____   _____
        _____   _____
        _____   _____
        Attention: Attention:
        Facsimile: Facsimile:

with a copy to: with a copy to:

        _____   _____
        _____   _____
        _____   _____
        Attention: Attention:
        Facsimile: Facsimile:

Wire Instructions   Wire Instructions

[_____]   [_____]

[Remainder of page intentionally left blank; signature page follows]

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[1] Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

The terms set forth in this Assignment are hereby agreed to:

ASSIGNOR:
[NAME OF ASSIGNOR]

By: _____
Name:
Title:

ASSIGNEE:
[NAME OF ASSIGNEE]

By: _____
Name:
Title:

Consented to and Accepted:

JPMORGAN CHASE BANK, N.A.,
    as Administrative Agent, Swingline Lender and the Letter of
    Credit Issuer

By: _____
Name:
Title:

Consented to:

DENBURY INC.,
   as Borrower

By: _____
Name:
Title:

STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT
AND ACCEPTANCE AGREEMENT

1. <u>Representations and Warranties</u>.

1.1 <u>Assignor</u>. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with any Credit Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement, the Credit Documents or any other instrument or document delivered pursuant thereto, other than this Assignment (herein collectively the **"Loan Documents"**), or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2 <u>Assignee</u>. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iii) it has received a copy of the Credit Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and to purchase the Assigned Interest on the basis of which it has made such analysis and decision, and (iv) if it is a Non-U.S. Lender, attached to the Assignment is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at that time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with its terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. <u>Payments</u>. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued up to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

3. <u>General Provisions</u>. This Assignment shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Assignment. This Assignment shall be governed by, and construed in accordance with, the internal laws of the State of New York.

FORM OF PROMISSORY NOTE

Dallas, Texas

[_____], 20[__]

FOR VALUE RECEIVED, the undersigned, DENBURY INC., a Delaware corporation (the "Borrower"), hereby unconditionally promises to pay [_____] or its registered assigns (the "Lender"), at the Administrative Agent's Office or such other place as JPMORGAN CHASE BANK, N.A. (the "Administrative Agent") shall have specified, in Dollars and in immediately available funds, in accordance with Section 5.3 of the Credit Agreement (as defined below) on the Maturity Date or the Swingline Maturity Date, as applicable, the aggregate unpaid principal amount, if any, of all advances made by the Lender to the Borrower in respect of Loans pursuant to the Credit Agreement. The Borrower further promises to pay interest in like money at such office on the unpaid principal amount hereof from time to time outstanding at the rates per annum and on the dates specified in Section 2.8 of the Credit Agreement. Capitalized terms used but not otherwise defined herein shall have the meaning provided in Section 1.1 of the Credit Agreement.

This Promissory Note is one of the promissory notes referred to in Section 2.5(e) of the Credit Agreement, dated as of September [__], 2020 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), among Borrower, the banks, financial institutions and other lending institutions from time to time party thereto (collectively with the Lender, the "Lenders") and JPMORGAN CHASE BANK, N.A., as Administrative Agent, Swingline Lender, and the Letter of Credit Issuer.

This Promissory Note is subject to, and the Lender is entitled to the benefits of, the provisions of the Credit Agreement, and the Loans evidenced hereby are guaranteed and secured as provided therein and in the other Credit Documents. The Loans evidenced hereby are subject to prepayment prior to the Maturity Date and the Swingline Maturity Date, as applicable, in whole or in part, as provided in the Credit Agreement.

All parties now and hereafter liable with respect to this Promissory Note, whether maker, principal, surety, guarantor, endorser or otherwise, hereby waive diligence, presentment, demand, protest and notice of any kind whatsoever in connection with this Promissory Note. No failure to exercise and no delay in exercising, on the part of the Administrative Agent or the Lender, any right, remedy, power or privilege hereunder or under the Credit Documents shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. A waiver by the Administrative Agent or the Lender of any right, remedy, power or privilege hereunder or under any Credit Document on any one occasion shall not be construed as a bar to any right or remedy that the Administrative Agent or the Lender would otherwise have on any future occasion. The rights, remedies, powers and privileges herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any rights, remedies, powers and privileges provided by law.

All payments in respect of the principal of and interest on this Promissory Note shall be made to the Person recorded in the Register as the holder of this Promissory Note, as described more fully in Section 2.5 of the Credit Agreement, and such Person shall be treated as a Lender hereunder for all purposes of the Credit Agreement.

THIS PROMISSORY NOTE, AND ANY CLAIM, CONTROVERSY, OR DISPUTE ARISING OUT OF OR IN CONNECTION WITH THIS PROMISSORY NOTE, SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the Borrower has duly executed this Promissory Note as of the day and year first written above.

DENBURY INC.

By: _____

Name:

Title:

FORM OF U.S. TAX COMPLIANCE CERTIFICATE

U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Credit Agreement, dated as of September [__], 2020 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), by and among Denbury Inc., a Delaware corporation (the "Borrower"), the banks, financial institutions and other lending institutions from time to time parties or lenders thereto (the "Lenders") and JPMorgan Chase Bank, N.A., as Administrative Agent, Swingline Lender and the Letter of Credit Issuer (the "Administrative Agent"). Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

Pursuant to the provisions of Section 5.4(e) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any promissory notes evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a "10-percent shareholder" of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (iv) it is not a "controlled foreign corporation" related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and the Borrower with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF LENDER]

By: _____

    Name:

    Title:

Date: _____ __, 20[ ]

FORM OF U.S. TAX COMPLIANCE CERTIFICATE

U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Credit Agreement, dated as of September [__], 2020 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), by and among Denbury Inc., a Delaware corporation (the "Borrower"), the banks, financial institutions and other lending institutions from time to time parties or lenders thereto (the "Lenders") and JPMorgan Chase Bank, N.A., as Administrative Agent, Swingline Lender and the Letter of Credit Issuer (the "Administrative Agent"). Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

Pursuant to the provisions of Section 5.4(e) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a "10-percent shareholder" of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (iv) it is not a "controlled foreign corporation" related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and the Borrower with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF PARTICIPANT]

By: _____

    Name:

    Title:

Date: _____ __, 20[ ]

FORM OF U.S. TAX COMPLIANCE CERTIFICATE

U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Credit Agreement, dated as of September [__], 2020 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), by and among Denbury Inc., a Delaware corporation (the "Borrower"), the banks, financial institutions and other lending institutions from time to time parties or lenders thereto (the "Lenders") and JPMorgan Chase Bank, N.A., as Administrative Agent, Swingline Lender and the Letter of Credit Issuer (the "Administrative Agent"). Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

Pursuant to the provisions of Section 5.4(e) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect such participation, neither the undersigned nor any of its direct or indirect partners/members is a "bank" extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a "10-percent shareholder" of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a "controlled foreign corporation" related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, from each of such partner's/member's beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF PARTICIPANT]

By: _____

    Name:

    Title:

Date: _____ __, 20[ ]

FORM OF U.S. TAX COMPLIANCE CERTIFICATE

U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Credit Agreement, dated as of September [__], 2020 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), by and among Denbury Inc., a Delaware corporation (the "Borrower"), the banks, financial institutions and other lending institutions from time to time parties or lenders thereto (the "Lenders") and JPMorgan Chase Bank, N.A., as Administrative Agent, Swingline Lender and the Letter of Credit Issuer (the "Administrative Agent"). Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

Pursuant to the provisions of Section 5.4(e) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any promissory notes evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any promissory notes evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to this Credit Agreement or any other Credit Document, neither the undersigned nor any of its direct or indirect partners/members is a "bank" extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a "10-percent shareholder" of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a "controlled foreign corporation" related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and the Borrower with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, from each of such partner's/member's beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF LENDER]

By: _____

    Name:

    Title:

Date: _____ __, 20[ ]

Exhibit 10.2

WARRANT AGREEMENT

AMONG

DENBURY INC.,

and

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC.,
as Warrant Agent

Dated as of September 18, 2020

Series A Warrants to Purchase Common Stock

TABLE OF CONTENTS

EXHIBITS

WARRANT AGREEMENT

This Warrant Agreement (as may be supplemented, amended or amended and restated pursuant to the applicable provisions hereof, this "***Agreement***"), dated as of September 18, 2020, is by and among Denbury Inc. (formerly known as Denbury Resources Inc.), a Delaware corporation (and any Successor Company that becomes successor to the Company in accordance with Section 15) (the "***Company***") and Broadridge Corporate Issuer Solutions, Inc., a Pennsylvania corporation ("***Broadridge***") (and any successors of such Warrant Agent appointed in accordance with the terms hereof) (collectively, the "***Warrant Agent***"). Capitalized terms that are used in this Agreement shall have the meanings set forth in Section 1 hereof.

WITNESSETH THAT:

WHEREAS, pursuant to the terms and conditions of the *Joint Chapter 11 Plan of Reorganization of Denbury Resources Inc. and its Affiliated Debtors,* Case No. 20-33801 (DRJ) (the "***Plan***") relating to a reorganization under chapter 11 of title 11 of the United States Code (the "***Bankruptcy Code***"), the Company proposes to issue and deliver Warrants to purchase up to an aggregate of 2,631,579 shares of its Common Stock, subject to adjustment as provided herein, and the Warrant Certificates evidencing such Warrants;

WHEREAS, each Warrant shall entitle the registered owner thereof to purchase one share of the Common Stock, subject to adjustment as provided herein;

WHEREAS, the Warrants and the shares of Common Stock issuable upon exercise of the Warrants are being issued in an offering in reliance on the exemption from the registration requirements of the Securities Act afforded by Section 1145 of the Bankruptcy Code, and of any applicable state securities or "blue sky" laws; and

WHEREAS, the Company desires that the Warrant Agent act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, exchange, transfer, substitution and exercise of Warrants.

NOW THEREFORE, in consideration of the mutual agreements herein contained, the Company and the Warrant Agent agree as follows:

1.   **Definitions**.

"***Action***" has the meaning set forth in Section 11.2.

"***Adjustment Events***" has the meaning set forth in Section 5.1.

"***Affiliate***" of any specified Person, means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such specified Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"**Agent Members**" has the meaning set forth in Section 2.4(b).

"**Agreement**" has the meaning set forth in the preamble hereto.

"**Applicable Procedures**" means, with respect to any transfer or exchange of, or exercise of any Warrants evidenced by, any Global Warrant Certificate, the rules and procedures of the Depositary that apply to such transfer, exchange or exercise.

"**Appropriate Officer**" means the Chief Executive Officer, President, General Counsel, Chief Financial Officer, Chief Accounting Officer, Treasurer, Secretary or any Executive Vice President or any Senior Vice President of the Company.

"**Bankruptcy Code**" has the meaning set forth in the recitals hereto.

"**Board of Directors**" means either the board of directors of the Company or any duly authorized committee of that board.

"**Broadridge**" has the meaning set forth in the preamble hereof.

"**Business Day**" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a legal holiday in the State of New York or a day on which banking institutions and trust companies in the state in which the Corporate Agency Office is located are authorized or obligated by law, regulation or executive order to close.

"**Cashless Exercise**" has the meaning set forth in Section 3.7.

"**Cashless Exercise Current Market Price**" means the Current Market Price of the Common Stock on the Exercise Date with respect to any Cashless Exercise.

"**Cashless Exercise Warrant**" has the meaning set forth in Section 3.7.

"**Commission**" means the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act or the Exchange Act, whichever is the relevant statute for the particular purpose.

"**Common Stock**" means, subject to the provisions of Section 5.1(g), the common stock, par value $0.001 per share, of the Company.

"**Company**" has the meaning set forth in the preamble hereof.

"*Company Order*" means a written request or order signed in the name of the Company by its Chairman of the Board, its Chief Executive Officer, its President, any Vice President, its Treasurer, any Assistant Treasurer, its Secretary or any Assistant Secretary, and delivered to the Warrant Agent.

"**Corporate Agency Office**" has the meaning set forth in Section 8.

"**corporation**" means a corporation, association, company (including limited liability company), joint-stock company, business trust or other similar entity.

"***Countersigning Agent***" means any Person authorized by the Warrant Agent to act on behalf of the Warrant Agent to countersign Warrant Certificates.

"***Current Market Price***" means on any date:

     (i)   if the reference is to the per share price of Common Stock on any date herein specified and if on such date the Common Stock is listed or admitted to trading on any U.S. national securities exchange or traded and quoted in the over-the-counter market in the United States:

     (A)   for the purpose of any computation under this Agreement (except under <u>Section 5.2</u>), the average of the Quoted Prices for the 10 consecutive Trading Days preceding the date in question; or

     (B)   for the purposes of any computation under <u>Section 5.2</u>, the Quoted Price for such date or, if such date is not a Trading Day, for the next preceding Trading Day; or

     (ii)   if the reference is to the per share price of Common Stock on any date herein specified and if on such date the Common Stock is not listed or admitted to trading on any U.S. national securities exchange or traded and quoted in the over-the-counter market in the United States, the amount which a willing buyer would pay a willing seller in an arm's length transaction on such date (neither being under any compulsion to buy or sell) for one share of the Common Stock as determined as of such date by the Treasurer or Chief Financial Officer of the Company in good faith, whose determination shall be conclusive and evidenced by a certificate of such officer delivered to the Warrant Agent.

For the avoidance of doubt, no appraisal of any Person or third-party (other than the Treasurer or Chief Financial Officer of the Company as further described in clause (ii)) above shall be permitted or required to determine the Current Market Price.

"***Definitive Warrant Certificate***" means a Warrant Certificate registered in the name of the Holder thereof that does not bear the Global Warrant Legend and that does not have a "Schedule of Decreases of Warrants" attached thereto.

"***Depositary***" means DTC and its successors as depositary hereunder.

"***DTC***" means The Depository Trust Company.

"***Exchange Act***" means the Securities Exchange Act of 1934 and any statute successor thereto, in each case, as amended from time to time.

"***Exercise Date***" has the meaning set forth in <u>Section 3.2(f)</u>.

"***Exercise Form***" has the meaning set forth in <u>Section 3.2</u> (c).

"***Exercise Period***" means the period from and including the Original Issue Date to and including the Expiration Date.

"***Exercise Price***" means the exercise price per share of Common Stock, initially set at $32.59, subject to adjustment as provided in Section 5.1.

"***Expiration Date***" means the date of the earliest to occur of (x) the Scheduled Expiration Date, (y) the date of consummation of a Sale Transaction to which clause (ii) of Section 5.1(g) applies and (z) a Winding Up.

"***Global Warrant Certificate***" means a Warrant Certificate deposited with or on behalf of and registered in the name of the Depositary or its nominee, that bears the Global Warrant Legend and that has the "Schedule of Decreases of Warrants" attached thereto.

"***Global Warrant Legend***" has the meaning set forth in Section 2.4(a).

"***Holder***" means any Person in whose name at the time any Warrant Certificate is registered upon the Warrant Register and, when used with respect to any Warrant Certificate, the Person in whose name such Warrant Certificate is registered in the Warrant Register.

"***Non-Surviving Transaction***" has the meaning set forth in Section 5.1(g).

"***Original Issue Date***" means September 18, 2020, the date on which Warrants are originally issued under this Agreement.

"***outstanding***" when used with respect to any Warrants, means, as of the time of determination, all Warrants theretofore originally issued under this Agreement except (i) Warrants that have been exercised pursuant to Section 3.2(a), (ii) Warrants that have expired pursuant to Section 3.2(b), Section 4 or Section 5.1(g)(ii) and (iii) Warrants that have otherwise been acquired by the Company; provided, however, that in determining whether the Holders of the requisite amount of the outstanding Warrants have given any request, demand, authorization, direction, notice, consent or waiver under the provisions of this Agreement, Warrants held directly or beneficially by the Company or any Subsidiary or Affiliate of the Company or any of their respective employees shall be disregarded and deemed not to be outstanding.

"***Person***" means any individual, corporation, limited liability company, partnership, joint venture, trust, any other entity, unincorporated organization or government or any agency or political subdivision thereof.

"***Plan***" has the meaning set forth in the recitals hereto.

"***Quoted Price***" means, on any Trading Day, with respect to the Common Stock, the VWAP of the Common Stock on such Trading Day on the principal U.S. national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any U.S. national securities exchange, the average of the closing bid and asked prices in the over-the-counter market in the United States as furnished by any New York Stock Exchange member firm that shall be selected from time to time by the Company for that purpose.

"***Recipient***" has the meaning set forth in Section 3.2(e).

"*Redomestication Transaction*" means a Non-Surviving Transaction in which all of the property received upon such Non-Surviving Transaction by each holder of shares of Common Stock consists solely of securities, cash in lieu of fractional shares and other de minimis consideration, and the holders of the shares of Common Stock immediately prior to such Non-Surviving Transaction are the only holders of the equity securities of the surviving Person immediately after the consummation of such Non-Surviving Transaction.

"*Required Warrant Holders*" means Holders of Warrant Certificates evidencing a majority of the then-outstanding Warrants.

"*Sale Transaction*" means any Transaction other than a Redomestication Transaction.

"*Scheduled Expiration Date*" means September 18, 2025 (the fifth (5th) anniversary of the Original Issue Date) or, if not a Business Day, then the next Business Day thereafter.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Special Dividend*" has the meaning set forth in Section 5.1(d).

"*Subsidiary*" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

"*Substituted Securities*" has the meaning set forth in Section 5.1(g).

"*Successor Company*" has the meaning set forth in Section 15.

"*Surviving Transaction*" has the meaning set forth in Section 5.1(g).

"*Trading Day*" means each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on the applicable securities exchange or in the applicable securities market.

"*Transaction*" has the meaning set forth in Section 5.1(g).

"*VWAP*" means the volume-weighted average price for trading hours of the regular trading session (including any extensions thereof), determined without regard to pre-open or after-hours trading or any other trading outside of the trading hours of the regular trading session (including any extensions thereof).

"*Warrant Agent*" has the meaning set forth in the preamble hereto.

"*Warrant Certificates*" means those certain warrant certificates evidencing the Warrants, substantially in the form set forth in Exhibit A attached hereto, which, for the avoidance of doubt, are either Global Warrant Certificates or Definitive Warrant Certificates.

"**_Warrant Register_**" has the meaning set forth in Section 8.

"**_Warrants_**" means those certain warrants to purchase initially up to an aggregate of 2,631,579 shares of Common Stock at the Exercise Price, subject to adjustment pursuant to Section 5, issued hereunder.

"**_Winding Up_**" has the meaning set forth in Section 4.

2.   Warrant Certificates.

2.1   Original Issuance of Warrants.

(a)   On the Original Issue Date, one or more Global Warrant Certificates evidencing the Warrants shall be executed by the Company and delivered to the Warrant Agent for countersignature, and the Warrant Agent shall, upon receipt of a Company Order and at the direction of the Company set forth therein, countersign (by manual or facsimile signature) and deliver such Global Warrant Certificates for original issuance to the Depositary, or its custodian, for crediting to the accounts of its participants for the benefit of the holders of beneficial interests in the Warrants on the Original Issue Date pursuant to the Applicable Procedures of the Depositary on the Original Issue Date.

(b)   Except as set forth in Section 2.4, Section 3.2(d), Section 6 and Section 8, the Global Warrant Certificates delivered to the Depositary (or a nominee thereof) on the Original Issue Date shall be the only Warrant Certificates issued or outstanding under this Agreement.

(c)   Each Warrant Certificate shall evidence the number of Warrants specified therein, and each Warrant evidenced thereby shall represent the right, subject to the provisions contained herein and therein, to purchase one share of Common Stock, subject to adjustment as provided in Section 5.

2.2   Form of Warrant Certificates.

The Warrant Certificates evidencing the Warrants shall be in registered form only and substantially in the form set forth in Exhibit A hereto, shall be dated the date on which countersigned by the Warrant Agent, shall have such insertions as are appropriate or required or permitted by this Agreement and may have such letters, numbers or other marks of identification and such legends and endorsements typed, stamped, printed, lithographed or engraved thereon (which does not impact the Warrant Agent's rights, duties or immunities) as the officers of the Company executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation pursuant thereto or with any rule or regulation of any securities exchange on which the Warrants may be listed, or to conform to usage.

2.3   Execution and Delivery of Warrant Certificates.

(a)   Warrant Certificates evidencing the Warrants which may be countersigned and delivered under this Agreement are limited to Warrant Certificates evidencing 2,631,579 Warrants except for Warrant Certificates countersigned and delivered upon registration of transfer

of, or in exchange for, or in lieu of, one or more previously countersigned Warrant Certificates pursuant to <u>Section 2.4</u>, <u>Section 3.2(d)</u>, <u>Section 6</u> and <u>Section 8</u>.

(b) The Warrant Agent is hereby authorized to countersign (by manual or facsimile signature) and deliver Warrant Certificates as required by <u>Section 2.1</u> or by <u>Section 2.4</u>, <u>Section 3.2(d)</u>, <u>Section 6</u> or <u>Section 8</u>.

(c) The Warrant Certificates shall be executed in the corporate name and on behalf of the Company by the Chairman (or any Co-Chairman) of the Board of Directors, the Chief Executive Officer, the President or any one of the Vice Presidents of the Company under corporate seal reproduced thereon (if the Company has a separate corporate seal) and attested to by the Secretary or one of the Assistant Secretaries of the Company, either manually or by facsimile signature printed thereon. The Warrant Certificates shall be countersigned, either by manual or facsimile signature, by the Warrant Agent and shall not be valid for any purpose unless so countersigned. In case any officer of the Company whose signature shall have been placed upon any of the Warrant Certificates shall cease to be such officer of the Company before countersignature by the Warrant Agent and issue and delivery thereof, such Warrant Certificates may, nevertheless, be countersigned by the Warrant Agent and issued and delivered with the same force and effect as though such Person had not ceased to be such officer of the Company, and any Warrant Certificate may be signed on behalf of the Company by such Person as, at the actual date of the execution of such Warrant Certificate, shall be a proper officer of the Company, although at the date of the execution of this Agreement any such Person was not such officer.

2.4 <u>Global Warrant Certificates</u>.

(a) Any Global Warrant Certificate shall bear the legend substantially in the form set forth in <u>Exhibit A</u> hereto (the "***Global Warrant Legend***").

(b) So long as a Global Warrant Certificate is registered in the name of the Depositary or its nominee, members of, or participants in, the Depositary ("***Agent Members***") shall have no rights under this Agreement with respect to the Warrants evidenced by such Global Warrant Certificate held on their behalf by the Depositary or its custodian, and the Depositary may be treated by the Company, the Warrant Agent and any agent of the Company or the Warrant Agent as the absolute owner of such Warrants, and as the sole Holder of such Warrant Certificate, for all purposes. Accordingly, any such Agent Member's beneficial interest in such Warrants will be shown only on, and the transfer of such interest shall be effected only through, records maintained by the Depositary or its nominee or its Agent Members, and neither the Company nor the Warrant Agent shall have any responsibility or liability with respect to such records maintained by the Depositary or its nominee or its Agent Members. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Warrant Agent or any agent of the Company or the Warrant Agent from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of a holder of any security.

(c) Any holder of a beneficial interest in Warrants evidenced by a Global Warrant Certificate registered in the name of the Depositary or its nominee shall, by acceptance of such beneficial interest, agree that transfers of beneficial interests in the Warrants evidenced by

such Global Warrant Certificate may be effected only through a book-entry system maintained by the Depositary as the Holder of such Global Warrant Certificate (or its agent), and that ownership of a beneficial interest in Warrants evidenced thereby shall be reflected solely in such book-entry form.

(d)   Transfers of a Global Warrant Certificate registered in the name of the Depositary or its nominee shall be limited to transfers in whole, and not in part, to the Depositary, its successors, and their respective nominees except as set forth in Section 2.4(e). Interests of beneficial owners in a Global Warrant Certificate registered in the name of the Depositary or its nominee shall be transferred in accordance with the Applicable Procedures of the Depositary.

(e)   A Global Warrant Certificate registered in the name of the Depositary or its nominee shall be exchanged for Definitive Warrant Certificates only if the Depositary (i) has notified the Company that it is unwilling or unable to continue as or ceases to be a clearing agency registered under Section 17A of the Exchange Act and (ii) a successor to the Depositary registered as a clearing agency under Section 17A of the Exchange Act is not able to be appointed by the Company within 90 days or the Depositary is at any time unwilling or unable to continue as Depositary and a successor to the Depositary is not able to be appointed by the Company within 90 days. In any such event, each Global Warrant Certificate registered in the name of the Depositary or its nominee shall be surrendered to the Warrant Agent for cancellation in accordance with Section 3.5, and the Company shall execute, and the Warrant Agent shall countersign and deliver, upon the Company's instruction, to each beneficial owner identified by the Depositary, in exchange for such beneficial owner's beneficial interest in such Global Warrant Certificate, Definitive Warrant Certificates evidencing, in the aggregate, the number of Warrants theretofore represented by such Global Warrant Certificate with respect to such beneficial owner's respective beneficial interest. Any Definitive Warrant Certificate delivered in exchange for an interest in a Global Warrant Certificate pursuant to this Section 2.4(e) shall not bear the Global Warrant Legend. Interests in any Global Warrant Certificate may not be exchanged for Definitive Warrant Certificates other than as provided in this Section 2.4(e).

(f)   The holder of a Global Warrant Certificate registered in the name of the Depositary or its nominee may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder of a Warrant Certificate is entitled to take under this Agreement or such Global Warrant Certificate.

(g)   Each Global Warrant Certificate will evidence such of the outstanding Warrants as will be specified therein and each shall provide that it evidences the aggregate number of outstanding Warrants from time to time endorsed thereon and that the aggregate number of outstanding Warrants evidenced thereby may from time to time be reduced, to reflect exercises or expirations. Any endorsement of a Global Warrant Certificate to reflect the amount of any decrease in the aggregate number of outstanding Warrants evidenced thereby will be made by the Warrant Agent (i) in the case of an exercise, in accordance with the Applicable Procedures as required by Section 3.2(c) or (ii) in the case of an expiration, in accordance with Section 3.2(b).

(h)   The Company initially appoints DTC to act as Depositary with respect to the Global Warrant Certificates.

(i)   Every Warrant Certificate authenticated and delivered in exchange for, or in lieu of, a Global Warrant Certificate or any portion thereof, pursuant to this Section 2.4 or Section 8 or Section 10, shall be authenticated and delivered in the form of, and shall be, a Global Warrant Certificate, and a Global Warrant Certificate may not be exchanged for a Definitive Warrant Certificate, in each case, other than as provided in Section 2.4(e). Whenever any provision herein refers to issuance by the Company and countersignature and delivery by the Warrant Agent of a new Warrant Certificate in exchange for the portion of a surrendered Warrant Certificate that has not been exercised, in lieu of the surrender of any Global Warrant Certificate and the issuance, countersignature and delivery of a new Global Warrant Certificate in exchange therefor, the Warrant Agent, on the Company's instruction, may endorse such Global Warrant Certificate to reflect a reduction in the number of Warrants evidenced thereby in the amount of Warrants so evidenced that have been so exercised.

(j)   Beneficial interests in any Global Warrant Certificate may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Global Warrant Certificate in accordance with the Applicable Procedures.

(k)   At such time as all Warrants evidenced by a particular Global Warrant Certificate have been exercised or expired in whole and not in part, such Global Warrant Certificate shall, if not in custody of the Warrant Agent, be surrendered to or retained by the Warrant Agent for cancellation in accordance with Section 3.5.

3.   Exercise and Expiration of Warrants.

3.1   Right to Acquire Common Stock Upon Exercise. Each Warrant Certificate duly issued by the Company shall, when countersigned by the Warrant Agent, entitle the Holder thereof, subject to the provisions thereof and of this Agreement, to acquire from the Company, for each Warrant evidenced thereby, one share of Common Stock at the Exercise Price, subject to adjustment as provided in this Agreement. The Exercise Price, and the number of shares of Common Stock obtainable upon exercise of each Warrant, shall be adjusted from time to time as required by Section 5.1.

3.2   Exercise and Expiration of Warrants.

(a)   Exercise of Warrants. Subject to and upon compliance with the terms and conditions set forth herein, a Holder of a Warrant Certificate may exercise all or any whole number of the Warrants evidenced thereby, on any Business Day from and after the Original Issue Date until 5:00 p.m., New York time, on the Expiration Date, for the shares of Common Stock obtainable thereunder.

(b)   Expiration of Warrants. The Warrants, to the extent not exercised prior thereto, shall automatically expire, terminate and become void as of 5:00 p.m., New York time, on the Expiration Date. No further action of any Person (including by, or on behalf of, any Holder, the Company, or the Warrant Agent) shall be required to effectuate the expiration of Warrants pursuant to this Section 3.2(b).

(c)   Method of Exercise. In order for a Holder to exercise all or any of the Warrants represented by a Warrant Certificate, the Holder thereof must (i) (x) in the case of a

Global Warrant Certificate, deliver to the Warrant Agent an exercise form for the election to exercise such Warrants substantially in the form set forth in Exhibit A hereto (an "***Exercise Form***"), setting forth the number of Warrants being exercised and, if applicable, whether Cashless Exercise is being elected with respect thereto, and otherwise properly completed and duly executed by the Holder thereof and deliver such Warrants by book-entry transfer through the facilities of the Depositary to the Warrant Agent in accordance with the Applicable Procedures and otherwise comply with the Applicable Procedures in respect of the exercise of such Warrants or (y) in the case of a Definitive Warrant Certificate, at the Corporate Agency Office, (I) deliver to the Warrant Agent an Exercise Form, setting forth the number of Warrants being exercised and, if applicable, whether Cashless Exercise is being elected with respect thereto, and otherwise properly completed and duly executed by the Holder thereof as well as any such other necessary information the Warrant Agent may reasonably require, and (II) surrender to the Warrant Agent the Definitive Warrant Certificate evidencing such Warrants; and (ii) pay to the Warrant Agent an amount equal to (x) all taxes required to be paid by the Holder, if any, pursuant to Section 3.4 prior to, or concurrently with, exercise of such Warrants and (y) except in the case of a Cashless Exercise, the aggregate of the Exercise Price in respect of each share of Common Stock into which such Warrants are exercisable, in case of (x) and (y), by wire transfer in immediately available funds, to the account (No. 4124218686; ABA No. 121000248; Reference: Warrant Exercise; Attention: Broadridge Corporate Issuer Solutions) of the Company at the Warrant Agent or such other account of the Company at such banking institution as the Company shall have given notice to the Warrant Agent and such Holder in accordance with Section 11.1(b).

(d)   Partial Exercise. If fewer than all the Warrants represented by a Warrant Certificate are exercised, (i) in the case of exercise of Warrants evidenced by a Global Warrant Certificate, the Warrant Agent shall cause the custodian of DTC to endorse the "Schedule of Decreases of Warrants" attached to such Global Warrant Certificate to reflect the Warrants being exercised and (ii) in the case of exercise of Warrants evidenced by a Definitive Warrant Certificate, such Definitive Warrant Certificate shall be surrendered and a new Definitive Warrant Certificate of the same tenor and for the number of Warrants which were not exercised shall be executed by the Company. The Warrant Agent shall countersign the new Definitive Warrant Certificate, registered in such name or names, subject to the provisions of Section 8 regarding registration of transfer and payment of governmental charges in respect thereof, as may be directed in writing by the Holder, and shall deliver the new Definitive Warrant Certificate to the Person or Persons in whose name such new Definitive Warrant Certificate is so registered. The Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Definitive Warrant Certificates duly executed on behalf of the Company for such purpose.

(e)   Issuance of Common Stock. Upon due exercise of Warrants evidenced by any Warrant Certificate in conformity with the foregoing provisions of Section 3.2(c), the Warrant Agent shall, when actions specified in Section 3.2(c)(i) have been effected and any payment specified in Section 3.2(c)(ii) is received, deliver to the Company the Exercise Form received pursuant to Section 3.2(c)(i), deliver or deposit all funds, in accordance with Section 3.3, received as instructed in writing by the Company and advise the Company by telephone at the end of such day of the amount of funds so deposited to its account. The Company shall thereupon, as promptly as practicable, and in any event within five (5) Business Days after the Exercise Date referred to below, (i) determine the number of shares of Common Stock issuable pursuant to exercise of such Warrants pursuant to Section 3.6 or, if Cashless Exercise applies, Section 3.7 and (ii) (x) in the

case of exercise of Warrants evidenced by a Global Warrant Certificate, deliver or cause to be delivered to the Recipient (as defined below) in accordance with the Applicable Procedures shares of Common Stock in book-entry form to be so held through the facilities of DTC in an amount equal to, or, if the Common Stock may not then be held in book-entry form through the facilities of DTC, duly executed certificates representing, or (y) in the case of exercise of Warrants evidenced by Definitive Warrant Certificates, execute or cause to be executed and deliver or cause to be delivered to the Recipient (as defined below) a certificate or certificates representing, in case of (x) and (y), the aggregate number of shares of Common Stock issuable upon such exercise (based upon the aggregate number of Warrants so exercised), as so determined, together with an amount in cash in lieu of any fractional share(s), if the Company so elects pursuant to Section 5.2. The shares of Common Stock in book-entry form or certificate or certificates representing shares of Common Stock so delivered shall be, to the extent possible, in such denomination or denominations as such Holder shall request in the applicable Exercise Form and shall be registered or otherwise placed in the name of, and delivered to, the Holder or, subject to Section 3.4, such other Person as shall be designated by the Holder in such Exercise Form (the Holder or such other Person being referred to herein as the "**Recipient**").

(f)   Time of Exercise. Each exercise of a Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which each of the requirements for exercise of such Warrant specified in Section 3.2(c) has been duly satisfied (the "**Exercise Date**"). At such time, subject to Section 5.1(e)(iv), shares of Common Stock in book-entry form or the certificates for the shares of Common Stock issuable upon such exercise as provided in Section 3.2(e) shall be deemed to have been issued and, for all purposes of this Agreement, the Recipient shall, as between such Person and the Company, be deemed to be and entitled to all rights of the holder or record of such Common Stock.

3.3   Application of Funds upon Exercise of Warrants. All funds received by Broadridge under this Agreement that are to be distributed or applied by Broadridge in the performance of Services (the "**Funds**") shall be held by Broadridge as agent for the Company and deposited in one or more bank accounts to be maintained by Broadridge in its name as agent for the Company. Until paid pursuant to the terms of this Agreement, Broadridge will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody's (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). Broadridge shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by Broadridge in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. Broadridge may from time to time receive interest, dividends or other earnings in connection with such deposits. Broadridge shall not be obligated to pay such interest, dividends or earnings to the Company, any holder or any other party. The Warrant Agent shall forward funds received for warrant exercises in a given month by the 5th business day of the following month by wire transfer to an account designated by the Company.

3.4   Payment of Taxes. The Company shall pay any and all taxes (other than income or withholding taxes) that may be payable in respect of the issue or delivery of shares of Common Stock on exercise of Warrants pursuant hereto. The Company or the Warrant Agent shall not be required, however, to pay any tax or other charge imposed in respect of any transfer involved in

11

the issue and delivery of shares of Common Stock in book-entry form or any certificates for shares of Common Stock or payment of cash or other property to any Recipient other than the Holder of the Warrant Certificate evidencing the exercised Warrant, and in case of such transfer or payment, the Warrant Agent and the Company shall not be required to issue or deliver any shares of Common Stock in book-entry form or any certificate or pay any cash until (a) such tax or charge has been paid or an amount sufficient for the payment thereof has been delivered to the Warrant Agent or the Company or (b) it has been established to the Company's or Warrant Agent's satisfaction that any such tax or other charge that is or may become due has been paid.

3.5   Cancellation of Warrant Certificates. Any Definitive Warrant Certificate surrendered for exercise shall, if surrendered to the Company, be delivered to the Warrant Agent. All Warrant Certificates surrendered or delivered to or received by the Warrant Agent for cancellation pursuant to this Section 3.5 or Section 2.4(e) or Section 2.4(k) shall be promptly cancelled by the Warrant Agent and shall not be reissued by the Company. The Warrant Agent shall destroy any such cancelled Warrant Certificates and deliver its certificate of destruction to the Company, unless the Company shall otherwise direct in writing.

3.6   Shares Issuable. The number of shares of Common Stock "obtainable upon exercise" of Warrants at any time shall be the number of shares of Common Stock into which such Warrants are then exercisable. The Company will confirm the number of shares issuable if so requested by the Warrant Agent. The number of shares of Common Stock "into which each Warrant is exercisable" shall be one share, subject to adjustment as provided in Section 5.1.

3.7   Cashless Exercise. Notwithstanding any provisions herein to the contrary, if, on the Exercise Date of a Cashless Exercise, the Cashless Exercise Current Market Price of one share of Common Stock is greater than the applicable Exercise Price on the Exercise Date, then, in lieu of paying to the Company the applicable Exercise Price by wire transfer in immediately available funds, the Holder may elect to receive shares of Common Stock equal to the value (as determined below) of the Warrants or any portion thereof being exercised (such portion, the "***Cashless Exercise Warrants***" with respect to such date) by (i) in the case of Warrants evidenced by a Global Warrant Certificate, providing notice to the Warrant Agent pursuant to the Applicable Procedures and the Exercise From; or (ii) in the case of Warrants evidenced by a Definitive Warrant Certificate, providing notice pursuant to the Exercise Form, in the case of (i) or (ii), that the Holder desires to effect a "cashless exercise" (a "***Cashless Exercise***") with respect to the Cashless Exercise Warrants, in which event the Company shall issue to the Holder a number of shares of Common Stock with respect to Cashless Exercise Warrants computed using the following formula (it being understood that any portion of the Warrants being exercised on such date that are not Cashless Exercise Warrants will not be affected by this calculation):

$$X = (Y (A-B)) \div A$$

Where X =   the number of shares of Common Stock to be issued to the Holder in respect of the Cashless Exercise Warrants

Y =   the number of shares of Common Stock purchasable under the Cashless Exercise Warrants being exercised by the Holder (on the Exercise Date)

$$A = \text{the applicable Cashless Exercise Current Market Price of one share of Common Stock (on the Exercise Date)}$$

$$B = \text{the applicable Exercise Price (as adjusted through and including the Exercise Date).}$$

The Company shall calculate and transmit to the Warrant Agent the number of shares of Common Stock to be issued on such Cashless Exercise, and the Warrant Agent shall have no obligation under this Agreement to calculate, confirm or verify such amount.

3.8   Cost Basis Information.

(a)   In the event of a cash exercise, the Company hereby instructs the Warrant Agent to record cost basis for newly issued shares at the time of such exercise in accordance with instructions by the Company. If the Company does not provide such cost basis information to the Warrant Agent, as outlined above, then the Warrant Agent will treat those shares issued hereunder as uncovered securities or the equivalent, and each holder of such shares will need to obtain such cost basis information from the Company.

(b)   In the event of a cashless exercise, the Company shall provide cost basis for shares issued pursuant to a cashless exercise at the time the Company provides the cashless exercise to the Warrant Agent pursuant to Section 3.7 hereof.

4.   Dissolution, Liquidation or Winding up.

Unless Section 5.1(g) applies, if, on or prior to the Expiration Date, the Company (or any other Person controlling the Company) shall propose a voluntary or involuntary dissolution, liquidation or winding up (a "***Winding Up***") of the affairs of the Company, the Company shall give written notice thereof to the Warrant Agent and all Holders in the manner provided in Section 11.1(b) prior to the date on which such transaction is expected to become effective or, if earlier, the record date for such transaction. Such notice shall also specify the date as of which the holders of record of the shares of Common Stock shall be entitled to exchange their shares for securities, money or other property deliverable upon such dissolution, liquidation or winding up, as the case may be, on which date each Holder of Warrant Certificates shall receive the securities, money or other property which such Holder would have been entitled to receive had such Holder been the holder of record of the shares of Common Stock into which the Warrants were exercisable immediately prior to such dissolution, liquidation or winding up (net of the then applicable Exercise Price) and the rights to exercise the Warrants shall terminate.

Unless Section 5.1(g) applies, in case of any such voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall deposit with the Warrant Agent any funds or other property which the Holders are entitled to receive pursuant to the above paragraph, together with a Company Order as to the distribution thereof. After receipt of such deposit from the Company and after receipt of surrendered Warrant Certificates evidencing Warrants, and any such other necessary information as the Warrant Agent may reasonably require, the Warrant Agent shall make payment in appropriate amount to such Person or Persons as it may be directed in

writing by the Holder surrendering such Warrant Certificate. The Warrant Agent shall not be required to pay interest on any money deposited pursuant to the provisions of this Section 4 except such as it shall agree with the Company to pay thereon. Any moneys, securities or other property which at any time shall be deposited by the Company or on its behalf with the Warrant Agent pursuant to this Section 4 shall be, and are hereby, assigned, transferred and set over to the Warrant Agent in accordance with Section 3.3 hereof; provided, that, moneys, securities or other property need not be segregated from other funds, securities or other property held by the Warrant Agent except to the extent required by law.

5.   **Adjustments**.

5.1   Adjustments.   In order to prevent dilution of the rights granted under the Warrants and to grant the Holders certain additional rights, the Exercise Price shall be subject to adjustment from time to time only as specifically provided in this Section 5.1 (the "*Adjustment Events*") and the number of shares of Common Stock obtainable upon exercise of Warrants shall be subject to adjustment from time to time only as specifically provided in this Section 5.1.

(a)   Subdivisions and Combinations.   In the event the Company shall, at any time or from time to time after the Original Issue Date while any Warrants remain outstanding and unexpired in whole or in part, effect a subdivision (by any stock split or otherwise) of the outstanding shares of Common Stock into a greater number of shares of Common Stock (other than (x) a subdivision upon a Transaction to which Section 5.1(g) applies or (y) a stock split effected by means of a stock dividend or distribution to which Section 5.1(b) applies), then and in each such event the Exercise Price in effect at the opening of business on the day after the date upon which such subdivision becomes effective shall be proportionately decreased. Conversely, if the Company shall, at any time or from time to time after the Original Issue Date while any Warrants remain outstanding and unexpired in whole or in part, effect a combination (by any reverse stock split, combination, subdivision or otherwise) of the outstanding shares of Common Stock into a smaller number of shares of Common Stock (other than a combination upon a Transaction to which Section 5.1(g) applies), then and in each such event the Exercise Price in effect at the opening of business on the day after the date upon which such combination becomes effective shall be proportionately increased. Any adjustment under this Section 5.1(a) shall become effective immediately after the opening of business on the day after the date upon which the subdivision or combination becomes effective.

(b)   Common Stock Dividends.   In the event the Company shall, at any time or from time to time after the Original Issue Date while any Warrants remain outstanding and unexpired in whole or in part, make or issue to the holders of its Common Stock a dividend or distribution payable in, or otherwise make or issue a dividend or other distribution on any class of its capital stock payable in, shares of Common Stock (other than a dividend or distribution upon a Transaction to which Section 5.1(g) applies), then and in each such event the Exercise Price in effect at the opening of business on the day after the date for the determination of the holders of shares of Common Stock entitled to receive such dividend or distribution shall be decreased by multiplying such Exercise Price by a fraction (not to be greater than 1):

(i)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding at the close of business on such date for determination; and

(ii)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding at the close of business on such date for determination plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Any adjustment under this Section 5.1(b) shall, subject to Section 5.1(e)(iv), become effective immediately after the opening of business on the day after the date for the determination of the holders of shares of Common Stock entitled to receive such dividend or distribution.

(c)   Reclassifications. A reclassification of the Common Stock (other than any such reclassification in connection with a merger or consolidation or sale to which Section 5.1(g) applies) into shares of Common Stock and shares of any other class of stock shall be deemed:

(i)   a Special Dividend by the Company to the holders of its Common Stock of such shares of such other class of stock for the purposes and within the meaning of Section 5.1(d) (and the effective date of such reclassification shall be deemed to be "the date for the determination of the holders of Common Stock entitled to receive such dividend or distribution" for the purposes and within the meaning of Section 5.1(d)); and

(ii)   if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock for the purposes and within the meaning of Section 5.1(a) (and the effective date of such reclassification shall be deemed to be "the date upon which such subdivision becomes effective" or "the date upon which such combination becomes effective," as applicable, for the purposes and within the meaning of Section 5.1(a)).

(d)   Special Dividends. In the event the Company shall, at any time or from time to time after the Original Issue Date while any Warrants remain outstanding and unexpired in whole or in part, make or issue any dividend of cash or other distribution of cash and/or property, whether in a spin-off transaction or otherwise, to all holders of its Common Stock (other than any dividend or distribution (i) upon a Transaction to which Section 5.1(g) applies or (ii) made pursuant to a regular dividend policy of the Company as approved by the Board of Directors) (a "*Special Dividend*"), then and in each such event, the Exercise Price in effect immediately prior to the close of business on the date for the determination of the holders of Common Stock entitled to receive such dividend or distribution shall be decreased (to an amount not less than the lesser of the par value of the Common Stock as of the date hereof and such par value as of such date of determination) by an amount equal to (x) the amount of the cash plus (y) the fair market value of any property comprising such Special Dividend as determined as of such date by the Treasurer or Chief Financial Officer of the Company in good faith as of the date of such Special Dividend, in each case, so distributed to one share of Common Stock.

Any adjustment under this Section 5.1(d) shall, subject to Section 5.1(e)(v), become effective immediately prior to the opening of business on the day after the date for the determination of the holders of Common Stock entitled to receive such Special Dividend.

For purposes of clarity, if a declared Special Dividend would have reduced the Exercise Price to an amount below the par value per share of the Common Stock, the Exercise Price will be reduced to the par value per share of the Common Stock and any remaining amount of cash of the Special Dividend that would have resulted in a reduction of the Exercise Price below the par value per share of the Common Stock shall be disregarded.

(e)   Other Provisions Applicable to Adjustments. The following provisions shall be applicable to the making of adjustments to the Exercise Price and the number of shares of Common Stock into which each Warrant is exercisable under Section 5.1:

(i)   Treasury Stock. The dividend or distribution of any issued shares of Common Stock owned or held by or for the account of the Company shall be deemed a dividend or distribution of shares of Common Stock for purposes of Section 5.1(b). The Company shall not make or issue any dividend or distribution on shares of Common Stock held in the treasury of the Company. For the purposes of Section 5.1(b), the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of the Company.

(ii)   When Adjustments Are to be Made. The adjustments required by Section 5.1(a), Section 5.1(b), Section 5.1(c) and Section 5.1(d) shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that no adjustment of the Exercise Price that would otherwise be required shall be made unless and until such adjustment either by itself or with other adjustments not previously made increases or decreases the Exercise Price immediately prior to the making of such adjustment by at least 1%. Any adjustment representing a change of less than such minimum amount (except as aforesaid) shall be carried forward and made as soon as such adjustment, together with other adjustments required by Section 5.1(a), Section 5.1(b), Section 5.1(c) and Section 5.1(d) and not previously made, would result in such minimum adjustment.

(iii)   Fractional Interests. In computing adjustments under Section 5.1, fractional interests in Common Stock shall be taken into account to the nearest one-thousandth of a share.

(iv)   Deferral of Issuance Upon Exercise. In any case in which Section 5.1(b) shall require that a decrease in the Exercise Price be made effective prior to the occurrence of a specified event and any Warrant is exercised after the time at which the adjustment became effective but prior to the occurrence of such specified event and, in connection therewith, Section 5.1(f) shall require a corresponding increase in the number of shares of Common Stock into which each Warrant is exercisable, the Company may elect to defer, with written notice to the Warrant Agent (but not in any event later than the Expiration Date or the closing date of the applicable Sale Transaction) until the occurrence of such specified event (A) the issuance to the Holder of the Warrant Certificate evidencing such Warrant (or other Person entitled thereto) of, and the registration of such Holder (or other Person) as the record holder of, the Common Stock over and above the Common Stock issuable upon such exercise on the basis of the number of shares of Common Stock obtainable upon exercise of such Warrant immediately prior to such adjustment and to

require payment in respect of such number of shares the issuance of which is not deferred on the basis of the Exercise Price in effect immediately prior to such adjustment and (B) the corresponding reduction in the Exercise Price; provided, however, that the Company shall deliver to such Holder or other Person a due bill or other appropriate instrument that meet any applicable requirements of the principal national securities exchange or other market on which the Common Stock is then traded and evidences the right of such Holder or other Person to receive, and to become the record holder of, such additional shares of Common Stock, upon the occurrence of such specified event requiring such adjustment (without payment of any additional Exercise Price in respect of such additional shares).

(v)   Deferral of Reduction in Exercise Price. In any case in which Section 5.1(d) shall require that a decrease in the Exercise Price be made effective prior to the occurrence of a specified event and any Warrant is exercised after the time at which the adjustment became effective but prior to the occurrence of such specified event, the Company may elect to defer, with written notice to the Warrant Agent (but not in any event later than the Expiration Date or the closing date of the applicable Sale Transaction) until the occurrence of such specified event the corresponding reduction in the Exercise Price; provided, however, that the Company shall deliver to the Holder of the Warrant Certificate evidencing such Warrant an appropriate instrument that evidences the right of such Holder to receive from the Company, upon the occurrence of such specified event requiring such adjustment, a cash refund equal to the difference between (x) the Exercise Price paid to the Company on the Exercise Date and (y) the Exercise Price as so reduced as a result of such adjustment pursuant to Section 5.1(d).

(f)   Adjustment to Shares Obtainable Upon Exercise. Whenever the Exercise Price is adjusted as provided in this Section 5.1 (other than Section 5.1(d) in the case of a Special Dividend), the number of shares of Common Stock into which a Warrant is exercisable shall simultaneously be adjusted by multiplying such number of shares of Common Stock into which a Warrant is exercisable immediately prior to such adjustment by a fraction, the numerator of which shall be the Exercise Price immediately prior to such adjustment, and the denominator of which shall be the Exercise Price immediately thereafter.

(g)   Changes in Common Stock. In case at any time or from time to time after the Original Issue Date while any Warrants remain outstanding and unexpired in whole or in part, the Company shall be a party to or shall otherwise engage in any transaction or series of related transactions constituting: (1) a merger of the Company into, a direct or indirect sale of all of the Company's equity to, or a consolidation of the Company with, any other Person in which the previously outstanding shares of Common Stock shall be (either directly or upon subsequent liquidation) cancelled, reclassified or converted or changed into or exchanged for securities or other property (including cash) or any combination of the foregoing, or a sale of all or substantially all of the assets of the Company and its Subsidiaries (taken as a whole) (a "***Non-Surviving Transaction***"), or (2) any merger of another Person into the Company in which the previously outstanding shares of Common Stock shall be cancelled, reclassified or converted or changed into or exchanged for securities of the Company or other property (including cash) or any combination of the foregoing (a "***Surviving Transaction***"; any Non-Surviving Transaction or Surviving Transaction being herein called a "***Transaction***") then:

(i)   if such Transaction is a Redomestication Transaction, as a condition to the consummation of such Redomestication Transaction, the Company shall cause such other Person to execute and deliver to the Warrant Agent a written instrument providing that:

(A)   so long as any Warrant remains outstanding in whole or in part (including after giving effect to the changes specified under clause (B) below), such Warrant, upon the exercise thereof at any time on or after the consummation of such Redomestication Transaction, shall be exercisable (on such terms and subject to such conditions as shall be as nearly equivalent as may be practicable to the provisions set forth in this Agreement) into, in lieu of the Common Stock issuable upon such exercise prior to such consummation, only the securities ("**Substituted Securities**") that would have been receivable upon such Redomestication Transaction by a holder of the number of shares of Common Stock into which such Warrant was exercisable immediately prior to such Redomestication Transaction assuming, in the case of any such Redomestication Transaction, if (as a result of rights of election or otherwise) the kind or amount of securities, cash and other property receivable upon such Redomestication Transaction is not the same for each share of Common Stock held immediately prior to such Redomestication Transaction, such holder of Common Stock is a Person ("**Qualifying Person**") that is neither (I) an employee of the Company or of any Subsidiary thereof nor (II) a Person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be ("**Constituent Person**"), or an Affiliate of a Constituent Person; and

(B)   the rights and obligations of such other Person and the Holders in respect of Substituted Securities shall be substantially unchanged to be as nearly equivalent as may be practicable to the rights and obligations of the Company and Holders in respect of Common Stock hereunder as set forth in Section 3.1 hereof;

(ii)   with respect to any Redomestication Transaction, such written instrument under clause (i) above shall provide for adjustments which, for events subsequent to the effective date of such written instrument shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. The above provisions of this Section 5.1(g) shall similarly apply to successive Transactions; or

(iii)   if such Transaction is a Sale Transaction, then, at the effective time of the consummation of such Sale Transaction any Warrants not exercised prior to the closing of such Sale Transaction shall automatically terminate and become void and shall be cancelled for no further consideration.

(h)   Compliance with Governmental Requirements. Before taking any action that would cause an adjustment reducing the Exercise Price below the then par value of any of the shares of Common Stock into which the Warrants are exercisable, the Company will take any corporate action that may be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of such Common Stock at such adjusted Exercise Price.

(i)   Optional Tax Adjustment. The Company may at its option, at any time during the term of the Warrants, increase the number of shares of Common Stock into which each Warrant is exercisable, or decrease the Exercise Price, in addition to those changes required by Section 5.1(a), Section 5.1(b), Section 5.1(c) and Section 5.1(d), as deemed advisable by the Board of Directors of the Company, in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the recipients.

(j)   Warrants Deemed Exercisable. For purposes solely of this Section 5, the number of shares of Common Stock which the holder of any Warrant would have been entitled to receive had such Warrant been exercised in full at any time or into which any Warrant was exercisable at any time shall be determined assuming such Warrant was exercisable in full at such time.

(k)   Notice of Adjustment. Upon the occurrence of each adjustment of the Exercise Price or the number of shares of Common Stock into which a Warrant is exercisable pursuant to this Section 5.1, the Company at its expense shall promptly:

(i)   compute such adjustment in accordance with the terms hereof;

(ii)   after such adjustment becomes effective, deliver to all Holders, in accordance with Section 11.1(b) and Section 11.2 (including by means of a current report on Form 8-K), a notice setting forth such adjustment and showing in detail the facts upon which such adjustment is based; and

(iii)   deliver to the Warrant Agent a certificate of the Chief Financial Officer of the Company setting forth the Exercise Price and the number of shares of Common Stock into which each Warrant is exercisable after such adjustment and setting forth a brief statement of the facts requiring such adjustment and the computation by which such adjustment was made (including a description of the basis on which the Current Market Price of the Common Stock). As provided in Section 10, the Warrant Agent shall be entitled to rely on such certificate and shall be under no duty or responsibility with respect to any such certificate, except to exhibit the same from time to time to any Holder desiring an inspection thereof during reasonable business hours. The Company hereby agrees that it will provide the Warrant Agent with reasonable notice of any Adjustment Event set forth in this Section 5.1. The Company further agrees that it will provide to the Warrant Agent with any new or amended exercise terms. The Warrant Agent shall have no obligation under any Section of this Agreement to determine whether an Adjustment Event has occurred or to calculate any of the adjustments set forth herein.

(l)   Statement on Warrant Certificates. Irrespective of any adjustment in the Exercise Price or amount or kind of shares into which the Warrants are exercisable, Warrant Certificates theretofore or thereafter issued may continue to express the same Exercise Price initially applicable or amount or kind of shares initially issuable upon exercise of the Warrants evidenced thereby pursuant to this Agreement.

5.2   Fractional Interest. The Company shall not be required upon the exercise of any Warrant (including, without limitation, under Section 3.7) to issue any fractional shares of

Common Stock, but may, in lieu of issuing any fractional shares of Common Stock make an adjustment therefore in cash on the basis of the Current Market Price per share of Common Stock on the date of such exercise. If Warrant Certificates evidencing more than one Warrant shall be presented for exercise at the same time by the same Holder, the number of full shares of Common Stock which shall be issuable upon such exercise thereof shall be computed on the basis of the aggregate number of Warrants so to be exercised. The Holders, by their acceptance of the Warrant Certificates, expressly waive their right to receive any fraction of a share of Common Stock or a stock certificate representing a fraction of a share of Common Stock if such amount of cash is paid in lieu thereof. If the Company shall decide that cash will be provided instead of fractional shares, then the Company shall inform the Warrant Agent of the amount to be paid upon the fractional exercise of the Warrant. Further, if the Company shall decide that cash will be provided instead of fractional shares, then the Company shall provide an initial funding of one thousand dollars ($1000) for the purpose of issuing cash in lieu of fractional shares. From time to time thereafter, Broadridge may request additional funding to cover fractional payments. Broadridge shall have no obligation to make fractional payments unless the Company shall have provided the necessary funds to pay in full all amounts due and payable with respect thereto.

5.3   No Other Adjustments. Except in accordance with Section 5.1, the applicable Exercise Price and the number of shares of Common Stock obtainable upon exercise of any Warrant will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing, including, without limitation

(i)   upon the issuance of any other securities by the Company on or after the Original Issue Date, whether or not contemplated by the Plan, or upon the issuance of shares of Common Stock upon the exercise of any such securities;

(ii)   upon the issuance of any shares of Common Stock or other securities or any payments pursuant to any management or other equity incentive plan of the Company;

(iii)   upon the issuance of any shares of Common Stock pursuant to the exercise of the Warrants; or

(iv)   upon the issuance of any shares of Common Stock or other securities of the Company in connection with a business acquisition transaction.

6.   **Loss or Mutilation**.

If (a) any mutilated, lost, stolen or destroyed Warrant Certificate is surrendered to the Warrant Agent or (b) both (i) there shall be delivered to the Company and the Warrant Agent (A) a claim by a Holder as to the destruction, loss or wrongful taking of any Warrant Certificate of such Holder and a request thereby for a new replacement Warrant Certificate, and (B) such open penalty surety bond and/or indemnity bond as may be required by them to save each of them and any agent of either of them harmless and (ii) such other reasonable requirements as may be imposed by the Company or Warrant Agent as permitted by Section 8-405 of the Uniform Commercial Code have been satisfied, then, in the absence of notice to the Company or the Warrant Agent that such Warrant Certificate has been acquired by a "protected purchaser" within the

meaning of Section 8-405 of the Uniform Commercial Code or bona fide purchaser, and (iii) at the Company's or the Warrant Agent's request, reimbursement to the Company and the Warrant Agent of all reasonable expenses incidental thereto, the Company shall execute and upon its written request the Warrant Agent shall countersign and deliver to the registered Holder of the lost, wrongfully taken, destroyed or mutilated Warrant Certificate, in exchange therefore or in lieu thereof, a new Warrant Certificate of the same tenor and for a like aggregate number of Warrants. At the written request of such registered Holder, the new Warrant Certificate so issued shall be retained by the Warrant Agent as having been surrendered for exercise, in lieu of delivery thereof to such Holder, and shall be deemed for purposes of Section 3.2(c)(II) to have been surrendered for exercise on the date the conditions specified in clauses (A) or (B) of the preceding sentence were first satisfied. The Warrant Agent may, at its option, issue replacement Warrants for mutilated certificates upon presentation thereof without such indemnity.

Upon the issuance of any new Warrant Certificate under this Section 6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses (including the reasonable and documented fees and expenses of the Warrant Agent and of counsel to the Company) in connection therewith.

Every new Warrant Certificate executed and delivered pursuant to this Section 6 in lieu of any lost, wrongfully taken or destroyed Warrant Certificate shall constitute an additional contractual obligation of the Company, whether or not the allegedly lost, wrongfully taken or destroyed Warrant Certificate shall be at any time enforceable by anyone, and shall be entitled to the benefits of this Agreement equally and proportionately with any and all other Warrant Certificates duly executed and delivered hereunder.

The provisions of this Section 6 are exclusive and shall preclude (to the extent lawful) all other rights or remedies with respect to the replacement of mutilated, lost, wrongfully taken, or destroyed Warrant Certificates.

7.   **Reservation and Authorization of Common Stock**.

The Company covenants that, for the duration of the Exercise Period, the Company will at all times reserve and keep available, from its authorized and unissued Common Stock solely for issuance and delivery upon the exercise of the Warrants and free of preemptive rights, such number of shares of Common Stock and other securities, cash or property as from time to time shall be issuable upon the exercise in full of all outstanding Warrants for cash. The Company further covenants that it shall, from time to time, take all steps necessary to increase the authorized number of shares of its Common Stock if at any time the authorized number of shares of Common Stock remaining unissued would otherwise be insufficient to allow delivery of all the shares of Common Stock then deliverable upon the exercise in full of all outstanding Warrants. The Company covenants that all shares of Common Stock issuable upon exercise of the Warrants will, upon issuance, be duly and validly issued, fully paid and nonassessable and will be free of restrictions on transfer and will be free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously or otherwise specified herein or in connection with a Cashless Exercise). The Company shall take all such actions as may be necessary to ensure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any U.S. national securities

exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance). The Company covenants that all shares of Common Stock will, at all times that Warrants are exercisable, be duly approved for listing subject to official notice of issuance on each securities exchange, if any, on which the Common Stock is then listed. The Company covenants that the stock certificates issued to evidence any shares of Common Stock issued upon exercise of Warrants, if any, will comply with the Delaware General Corporation Law and any other applicable law.

8.   **Warrant Transfer Books**.

The Warrant Agent will maintain an office or offices (the "***Corporate Agency Office***") in the United States of America, where Warrant Certificates may be surrendered for registration of transfer or exchange and where Warrant Certificates may be surrendered for exercise of Warrants evidenced thereby, which office is 51 Mercedes Way, Edgewood, NY 11717 on the Original Issue Date. The Warrant Agent will give prompt written notice to all Holders of Warrant Certificates of any change in the location of such office.

The Warrant Certificates evidencing the Warrants shall be issued in registered form only. The Company shall cause to be kept at the office or offices of the Warrant Agent designated for such purpose a warrant register (the "***Warrant Register***") in which, subject to such reasonable regulations as the Warrant Agent may prescribe and such regulations as may be prescribed by law, the Company shall provide for the registration of Warrant Certificates and of transfers or exchanges of Warrant Certificates as herein provided.

Upon surrender for registration of transfer of any Warrant Certificate at the Corporate Agency Office, the Company shall execute, and the Warrant Agent shall countersign and deliver, in the name of the designated transferee or transferees, one or more new Warrant Certificates evidencing a like aggregate number of Warrants.

At the option of the Holder, Warrant Certificates may be exchanged at the office or offices of the Warrant Agent upon payment of the charges hereinafter provided for other Warrant Certificates evidencing a like aggregate number of Warrants. Whenever any Warrant Certificates are so surrendered for exchange, the Company shall execute, and the Warrant Agent shall countersign and deliver, the Warrant Certificates of the same tenor and evidencing the same number of Warrants as evidenced by the Warrant Certificates surrendered by the Holder making the exchange.

All Warrant Certificates issued upon any registration of transfer or exchange of Warrant Certificates shall be the valid obligations of the Company, evidencing the same obligations, and entitled to the same benefits under this Agreement, as the Warrant Certificates surrendered for such registration of transfer or exchange.

Every Warrant Certificate surrendered for registration of transfer or exchange shall (if so required by the Company or the Warrant Agent) be: (i) duly endorsed and containing a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association, or (ii) be accompanied by a written instrument of transfer in form satisfactory to the Company and the Warrant Agent, duly executed by the Holder

thereof or his attorney duly authorized in writing, also containing a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association. Further, to effect such transfer or exchange, all other necessary information or documentation shall be provided as the Warrant Agent may reasonably request.

No service charge shall be made for any registration of transfer or exchange of Warrant Certificates; provided, however, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such reports of registered ownership of the Warrants and such records of transactions with respect to the Warrants and the shares of Common Stock as the Company may reasonably request. The Warrant Agent shall, upon reasonable advance notice, also make available to the Company for inspection by the Company's agents or employees, from time to time as the Company may reasonably request, such original books of accounts and records maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Corporate Agency Office during normal business hours.

The Warrant Agent shall keep copies of this Agreement and any notices given to Holders hereunder available for inspection, upon reasonable advance notice, by the Holders during normal business hours at the Corporate Agency Office. The Company shall supply the Warrant Agent from time to time with such numbers of copies of this Agreement as the Warrant Agent may request.

9. **Warrant Holders**.

9.1 No Voting or Dividend Rights.

(a) No Holder of a Warrant Certificate evidencing any Warrant shall have or exercise any rights by virtue hereof as a holder of Common Stock of the Company, including, without limitation, the right to vote, to receive dividends and other distributions as a holder of Common Stock or to receive notice of, or attend, meetings or any other proceedings of the holders of Common Stock.

(b) The consent of any Holder of a Warrant Certificate shall not be required with respect to any action or proceeding of the Company.

(c) Except as provided in Section 4, no Holder of a Warrant Certificate, by reason of the ownership or possession of a Warrant or the Warrant Certificate representing the same, shall have any right to receive any cash dividends, stock dividends, allotments or rights or other distributions paid, allotted or distributed or distributable to the holders of Common Stock prior to, or for which the relevant record date preceded, the date of the exercise of such Warrant.

(d) No Holder of a Warrant Certificate shall have any right not expressly conferred hereunder or under, or by applicable law with respect to, the Warrant Certificate held by such Holder.

9.2   Rights of Action. All rights of action against the Company in respect of this Agreement, except rights of action vested in the Warrant Agent, are vested in the Holders of the Warrant Certificates, and any Holder of any Warrant Certificate, without the consent of the Warrant Agent or the Holder of any other Warrant Certificate, may, in such Holder's own behalf and for such Holder's own benefit, enforce and may institute and maintain any suit, action or proceeding against the Company suitable to enforce, or otherwise in respect of, such Holder's right to exercise such Holder's Warrants in the manner provided in this Agreement.

9.3   Treatment of Holders of Warrant Certificates. Every Holder, by virtue of accepting a Warrant Certificate, consents and agrees with the Company, with the Warrant Agent and with every subsequent holder of such Warrant Certificate that, prior to due presentment of such Warrant Certificate for registration of transfer, the Company and the Warrant Agent may treat the Person in whose name the Warrant Certificate is registered as the owner thereof for all purposes and as the Person entitled to exercise the rights granted under the Warrants, and neither the Company, the Warrant Agent nor any agent thereof shall be affected by any notice to the contrary.

10.   Concerning the Warrant Agent. Sections 10.1(d), 10.2, 10.3, 10.4, 10.5, 10.6 and 10.8 shall survive the expiration of the Warrants and the termination of this Agreement and the resignation, replacement or removal of the Warrant Agent.

10.1   Rights and Duties of the Warrant Agent.

(a)   The Company hereby appoints the Warrant Agent to act as agent of the Company as set forth in this Agreement. The Warrant Agent hereby accepts the appointment as agent of the Company and agrees to perform that agency upon the terms and conditions set forth in this Agreement and in the Warrant Certificates or as the Company and the Warrant Agent may hereafter agree, by all of which the Company and the Holders of Warrant Certificates, by their acceptance thereof, shall be bound; provided, however, that the terms and conditions contained in the Warrant Certificates are subject to and governed by this Agreement or any other terms and conditions hereafter agreed to by the Company and the Warrant Agent. The Warrant Agent shall act solely as agent of the Company hereunder and does not assume any obligation or relationship of agency or trust for or with any of the Holders or any beneficial owners of Warrants.

(b)   The Warrant Agent shall not, by countersigning Warrant Certificates or by any other act hereunder, be deemed to make any representations as to validity or authorization of (i) the Warrants or the Warrant Certificates (except as to its countersignature thereon), (ii) any securities or other property delivered upon exercise of any Warrant, (iii) the accuracy of the computation of the number or kind or amount of stock or other securities or other property deliverable upon exercise of any Warrant, (iv) the correctness of any of the representations of the Company made in such certificates that the Warrant Agent receives; or (v) any of the statements of act or recitals contained in this Warrant Agreement. The Warrant Agent shall not at any time have any duty to calculate or determine whether any facts exist that may require any adjustments pursuant to Section 5 hereof with respect to the kind and amount of shares or other securities or any property issuable to Holders upon the exercise of Warrants required from time to time. The Warrant Agent shall have no duty or responsibility to determine the accuracy or correctness of such

calculation or with respect to the methods employed in making the same. The Warrant Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any shares of Common Stock or of any securities or property which may at any time be issued or delivered upon the exercise of any Warrant or upon any adjustment pursuant to Section 5 hereof, and it makes no representation with respect thereto. The Warrant Agent shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver any shares of Common Stock or stock certificates or other securities or property upon the surrender of any Warrant Certificate for the purpose of exercise or upon any adjustment pursuant to Section 5 hereof or to comply with any of the covenants of the Company contained in Section 5 hereof. The Company shall perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further acts, instruments and assurances as may reasonably be required by the Warrant Agent in order to enable it to carry out or perform its duties under this Agreement.

(c)   The Warrant Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Warrant Agreement or in the Warrant Certificates (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by the Company only.

(d)   The Warrant Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any holder of Warrants with respect to any action or default by the Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Company.

(e)   The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents, and the Warrant Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, absent gross negligence, willful misconduct, fraud or bad faith (each as determined by a final judgment of a court of competent jurisdiction) in the selection and continued employment thereof, provided, however, that the selection and the continued employment of any such attorney, agent or employee was not a result of gross negligence, willful misconduct, fraud or bad faith (each as determined by a final judgment of a court of competent jurisdiction).

(f)   The Warrant Agent may rely on and shall be held harmless and protected and shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it absent gross negligence, willful misconduct, fraud or bad faith (each as determined by a final judgment of a court of competent jurisdiction). in reliance upon any certificate, statement, instrument, opinion, notice, letter, facsimile transmission, telegram or other document, or any security delivered to it, and believed by it to be genuine and to have been made or signed by the proper party or parties, or upon any written or oral instructions or statements from the Company with respect to any matter relating to its acting as Warrant Agent hereunder.

(g)   The Warrant Agent shall not be obligated to expend or risk its own funds or to take any action that it believes would expose or subject it to expense or liability or to a risk of incurring expense or liability, unless it has been furnished with assurances of repayment or indemnity satisfactory to it.

(h)   The Warrant Agent shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to any registration statement filed with the Commission or this Warrant Agreement, including without limitation obligations under applicable regulation or law.

(i)   The Warrant Agent shall not be accountable or under any duty or responsibility for the use by the Company of any Warrants authenticated by the Warrant Agent and delivered by it to the Company pursuant to this Warrant Agreement or for the application by the Company of the proceeds of the issue and sale, or exercise, of the Warrants.

(j)   The Warrant Agent shall act hereunder solely as agent for the Company, and its duties shall be determined solely by the express provisions hereof (and no duties or obligations shall be inferred or implied). The Warrant Agent shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the Warrants.

(k)   The Warrant Agent may rely on and be fully authorized and protected in acting or failing to act upon (i) any guaranty of signature by an "eligible guarantor institution" that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable "signature guarantee program" or insurance program in addition to, or in substitution for, the foregoing; or (ii) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.

(l)   In the event the Warrant Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Warrant Agent hereunder, the Warrant Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Company, the holder of any Warrant Certificate or any other Person or entity for refraining from taking such action, unless the Warrant Agent receives written instructions signed by the Company which eliminates such ambiguity or uncertainty to the satisfaction of Warrant Agent.

(m)   Whenever in the performance of its duties under this Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President, a Vice President, the Chief Financial Officer or the Secretary of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement, and will be held harmless for such reliance, and shall not be held liable in connection with any delay in receiving such statement.

10.2   Limitation of Liability.

(a)   The Warrant Agent shall be liable hereunder only for its own gross negligence, willful misconduct, fraud or bad faith (each as determined by a final judgment of a court of competent jurisdiction). Notwithstanding anything contained herein to the contrary, the Warrant Agent's aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by the Company to Warrant Agent as fees and charges, but not including reimbursable expenses, during the twenty four (24) months immediately preceding the event for which recovery from Warrant Agent is being sought. Neither party to this Agreement shall be liable to the other party for any consequential, indirect, special or incidental damages under any provisions of this Agreement or for any consequential, indirect, punitive, special or incidental damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.

(b)   Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant. The Warrant Agent shall not be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant. The Warrant Agent shall not be responsible to make any adjustments required under the provisions of Section 5 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock to be issued pursuant to this Agreement or any Warrant or as to whether any shares of Common Stock shall, when issued, be valid and fully paid and non-assessable.

10.3   Indemnification.

(a)   The Company covenants and agrees to indemnify and to hold the Warrant Agent harmless against any costs, expenses (including reasonable and documented fees of its legal counsel), losses or damages, which may be paid, incurred or suffered by or to which it may become subject, arising from or out of, directly or indirectly, any claims or liability resulting from its actions as Warrant Agent pursuant hereto; provided, that such covenant and agreement does not extend to, and the Warrant Agent shall not be indemnified with respect to, such costs, expenses, losses and damages incurred or suffered by the Warrant Agent as a result of, or arising out of, its gross negligence, bad faith, or willful misconduct.

(b)   Instructions. From time to time, the Company may provide the Warrant Agent with instructions, by Company Order or otherwise, concerning the services performed by the Warrant Agent hereunder. In addition, at any time the Warrant Agent may apply to any officer of Company for instruction, and may consult with legal counsel for the Warrant Agent or the Company with respect to any matter arising in connection with the services to be performed by the Warrant Agent under this Warrant Agreement. Warrant Agent and its agents and subcontractors shall not be liable and shall be indemnified by Company for any action taken, suffered or omitted to be taken by Warrant Agent in reliance upon any Company instructions or upon the advice or opinion of such counsel.

10.4   Right to Consult Counsel. The Warrant Agent may at any time consult with legal counsel satisfactory to it (who may be legal counsel for the Company), and the Warrant Agent shall incur no liability or responsibility to the Company or to any Holder for any action taken, suffered or omitted by it absent gross negligence, willful misconduct, fraud or bad faith (each as determined by a final judgment of a court of competent jurisdiction) in accordance with the opinion or advice of such counsel.

10.5   Compensation and Reimbursement. The Company agrees to pay to the Warrant Agent from time to time reasonable compensation for all fees and expenses relating to its services hereunder as the Company and the Warrant Agent may agree from time to time and to reimburse the Warrant Agent for reasonable expenses and disbursements, including reasonable counsel fees incurred in connection with the execution and administration of this Agreement.

10.6   Warrant Agent May Hold Company Securities. The Warrant Agent and any stockholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Warrant Agent under this Warrant Agreement. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity. Nothing herein shall preclude the Warrant Agent or any Countersigning Agent from acting in any other capacity for the Company or for any other legal entity.

10.7   Resignation and Removal; Appointment of Successor.

(a)   The Warrant Agent may resign its duties and be discharged from all further duties and liability hereunder (except liability arising as a result of the Warrant Agent's own gross negligence or willful misconduct) after giving 30 days' prior written notice to the Company. The Company may remove the Warrant Agent upon 30 days' written notice, and the Warrant Agent shall thereupon in like manner be discharged from all further duties and liabilities hereunder, except as aforesaid. The Warrant Agent shall, at the expense of the Company, cause notice to be given in accordance with Section 11.1(b) to the Company of said notice of resignation or notice of removal, as the case may be. Upon such resignation or removal, the Company shall appoint in writing a new Warrant Agent. If the Company shall fail to make such appointment within a period of 30 calendar days after it has been notified in writing of such resignation by the resigning Warrant Agent or after such removal, then the Holder of any Warrant Certificate may apply to any court of competent jurisdiction for the appointment of a new Warrant Agent. The new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be reasonably necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the reasonable expense of the Company and shall be legally and validly executed and delivered by the resigning or removed Warrant Agent. Not later than the effective date of any such appointment, the Company shall file notice thereof with the resigning or removed Warrant Agent. Failure to give any notice provided for in this Section 10.7(a), however, or any defect therein, shall not affect the legality or validity of the resignation of the Warrant Agent or the appointment of a new Warrant Agent as the case may be.

(b)   Any Person into which the Warrant Agent or any new Warrant Agent may be merged, or any Person resulting from any consolidation to which the Warrant Agent or any new Warrant Agent shall be a party, shall be a successor Warrant Agent under this Agreement without any further act. Any such successor Warrant Agent shall promptly cause notice of its succession as Warrant Agent to be given in accordance with Section 11.1(b) to each Holder of a Warrant Certificate at such Holder's last address as shown on the Warrant Register.

10.8   Appointment of Countersigning Agent.

(a)   The Warrant Agent may appoint a Countersigning Agent or Agents which shall be authorized to act on behalf of the Warrant Agent to countersign Warrant Certificates issued upon original issue and upon exchange, registration of transfer or pursuant to Section 6, and Warrant Certificates so countersigned shall be entitled to the benefits of this Agreement equally and proportionately with any and all other Warrant Certificates duly executed and delivered hereunder. Wherever reference is made in this Agreement to the countersignature and delivery of Warrant Certificates by the Warrant Agent or to Warrant Certificates countersigned by the Warrant Agent, such reference shall be deemed to include countersignature and delivery on behalf of the Warrant Agent by a Countersigning Agent and Warrant Certificates countersigned by a Countersigning Agent.

(b)   Any Person into which a Countersigning Agent may be merged or any corporation resulting from any consolidation to which such Countersigning Agent shall be a party, shall be a successor Countersigning Agent without any further act; provided, that, such corporation would be eligible for appointment as a new Countersigning Agent under the provisions of Section 10.8(a), without the execution or filing of any paper or any further act on the part of the Warrant Agent or the Countersigning Agent. Any such successor Countersigning Agent shall promptly cause notice of its succession as Countersigning Agent to be given in accordance with Section 11.1(b) to each Holder of a Warrant Certificate at such Holder's last address as shown on the Warrant Register.

(c)   A Countersigning Agent may resign at any time by giving 30 days' prior written notice thereof to the Warrant Agent and to the Company. The Warrant Agent may at any time terminate the agency of a Countersigning Agent by giving 30 days' prior written notice thereof to such Countersigning Agent and to the Company.

(d)   The Warrant Agent agrees to pay to each Countersigning Agent from time to time reasonable compensation for its services under this Section 10.8 and the Warrant Agent shall be entitled to be reimbursed for such payments, subject to the provisions of Section 10.5.

(e)   Any Countersigning Agent shall have the same rights and immunities as those of the Warrant Agent set forth Section 10 and this Agreement.

11.   Notices.

11.1   Notices Generally.

(a)   Any request, notice, direction, authorization, consent, waiver, demand or other communication permitted or authorized by this Agreement to be made upon, given or furnished to or filed with the Company or the Warrant Agent by the other party hereto or by any Holder shall be sufficient for every purpose hereunder if in writing (including telecopy or electronic communication) and telecopied, sent via electronic means trackable or first-class mail or delivered by hand (including by courier service) as follows:

if to the Company, to:

> Denbury Inc.
> 5320 Legacy Drive
> Plano, Texas 75024
> Attention: Jim Matthews
> Facsimile: (972) 673-2300
> Email: jim.matthews@denbury.com

with a copy which shall not constitute notice to:

> Kirkland & Ellis LLP
> 609 Main Street, Suite 4700
> Houston, Texas 77002
> Attention: Julian J. Seiguer; Michael W. Rigdon
> Facsimile: (713) 836-3601

if to the Warrant Agent, to:

> Broadridge Corporate Issuer Solutions, Inc.
> 51 Mercedes Way
> Edgewood, NY 11717
> Attention: Corporate Actions Department

> With a copy (which shall not constitute notice) to:

> Broadridge Financial Solutions, Inc.
> 2 Gateway Center
> Newark, New Jersey 07102
> and a copy via email to:
> legalnotices@broadridge.com
> in each case, Attention: General Counsel

or, in either case, such other address as shall have been set forth in a notice delivered in accordance with this Section 11.1(a).

All such communications shall be effective when sent.

For effective delivery under this Section 11, any Person that telecopies or sends by electronic means any communication hereunder to any Person shall, on the same date as such telecopy or electronic copy is transmitted, also send, by trackable or first class mail, postage prepaid and addressed to such Person as specified above, an original or copy of the communication so transmitted.

(b)   Where this Agreement provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if (i) in writing and mailed, by trackable or first-class mail, to each Holder affected by such event, at the address of such Holder as it appears in the Warrant Register or (ii) sent by electronic means with an original or copy of the communication so transmitted sent (on the same date as such electronic copy is transmitted), by trackable or first class mail, postage prepaid and addressed to such Person as specified above. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made by a method approved by the Warrant Agent as one which would be most reliable under the circumstances for successfully delivering the notice to the addressees shall constitute a sufficient notification for every purpose hereunder.

Where this Agreement provides for notice of any event to a Holder of a Global Warrant Certificate, such notice shall be sufficiently given if given to the Depositary (or its designee), pursuant to its Applicable Procedures, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice.

11.2   Required Notices to Holders. In the event the Company shall:

(a)   take any action that would result in an adjustment to the Exercise Price and/or the number of shares of Common Stock issuable upon exercise of a Warrant pursuant to Section 5.1 or

(b)   consummate any Transaction (each of (a) or (b), an "*Action*");

then, in each such case, unless the Company has made a filing with the Commission, including pursuant to a Current Report on Form 8-K, which filing discloses such Action, the Company shall cause to be delivered to the Warrant Agent and shall give to each Holder of a Warrant Certificate, in accordance with Section 11.1(b) hereof, a written notice of such Action, including, in the case of an action pursuant to Section 11.2(a), the information required under Section 5.1(k)(ii) Such notice shall be given promptly after taking such Action.

If at any time the Company shall cancel any of the Actions for which notice has been given under this Section 11.2 prior to the consummation thereof, the Company shall give each Holder prompt notice of such cancellation in accordance with Section 11.1(b), unless the Company has

made a filing with the Commission, including pursuant to a current report on Form 8-K, which filing discloses the cancellation of such Actions.

In addition, in the event the Company enters into any definitive agreement with respect to any Sale Transaction, unless the Company has made a filing with the Commission, including pursuant to a Current Report on Form 8-K, which filing discloses such agreement, the Company shall cause to be delivered to the Warrant Agent and shall give to each Holder of a Warrant Certificate, in accordance with Section 11.1(b), a notice of the entering into such definitive agreement.

12.   Inspection.

The Warrant Agent shall cause a copy of this Agreement to be available at all reasonable times at the office of the Warrant Agent for inspection by any Holder of any Warrant Certificate. The Warrant Agent may require any such Holder to submit its Warrant Certificate for inspection by the Warrant Agent.

13.   Amendments.

(a)   This Agreement may be amended by the Company and the Warrant Agent with the consent of the Required Warrant Holders.

(b)   Notwithstanding the foregoing, the Company and the Warrant Agent may, without the consent or concurrence of the Holders of the Warrant Certificates, by supplemental agreement or otherwise, amend this Agreement for the purpose of making any changes or corrections in this Agreement that (i) are required to cure any ambiguity or to correct or supplement any defective or inconsistent provision or clerical omission or mistake or manifest error herein contained or (ii) add to the covenants and agreements of the Company in this Agreement further covenants and agreements of the Company thereafter to be observed, or surrender any rights or powers reserved to or conferred upon the Company in this Agreement; provided, however, that in either case such amendment shall not adversely affect the rights or interests of the Holders of the Warrant Certificates hereunder in any material respect.

(c)   The consent of each Holder of any Warrant Certificate evidencing any warrants affected thereby shall be required for any supplement or amendment to this Agreement or the Warrants that would: (i) increase the Exercise Price or decrease the number of shares of Common Stock receivable upon exercise of Warrants, in each case other than as provided in Section 5.1; (ii) the Expiration Date is changed to an earlier date; or (iii) modify the provisions contained in Section 5.1 in a manner adverse to the Holders of Warrant Certificates generally with respect to their Warrants.

(d)   The Warrant Agent shall join with the Company in the execution and delivery of any such amendment unless such amendment affects the Warrant Agent's own rights, duties or immunities hereunder, in which case the Warrant Agent may, but shall not be required to, join in such execution and delivery; provided, that, as a condition precedent to the Warrant Agent's execution of any amendment to this Agreement, the Company shall deliver to the Warrant Agent a certificate from an Appropriate Officer that states that the proposed amendment is in compliance with the terms of this Section 13. Upon execution and delivery of any amendment

pursuant to this Section 13, such amendment shall be considered a part of this Agreement for all purposes and every Holder of a Warrant Certificate theretofore or thereafter countersigned and delivered hereunder shall be bound thereby.

(e)   Promptly after the execution by the Company and the Warrant Agent of any such amendment, unless the Company has made a filing with the Commission, including pursuant to a current report on Form 8-K, which filing discloses such adjustment, the Company shall give notice to the Holders of Warrant Certificates, setting forth in general terms the substance of such amendment, in accordance with the provisions of Section 11.1(b). Any failure of the Company to mail such notice or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

14.   Waivers.

The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Warrant Holders, as required pursuant to Section 13.

15.   Successor to Company.

So long as Warrants remain outstanding, the Company will not enter into any Redomestication Transaction unless the acquirer (a "***Successor Company***") shall expressly assume by a supplemental agreement, executed and delivered to the Warrant Agent, in form reasonably satisfactory to the Warrant Agent, the due and punctual performance of every covenant of this Agreement on the part of the Company to be performed and observed and shall have provided for exercise rights in accordance with Section 5.1(g)(i). Upon the consummation of such Redomestication Transaction, the acquirer shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Agreement with the same effect as if such acquirer had been named as the Company herein.

The terms and provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company, the Warrant Agent and the Holders and their respective successors and permitted assigns.

16.   Headings.

The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

17.   Counterparts.

This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original, but all of which together constitute one and the same instrument. A signature to this Agreement transmitted electronically shall have the same authority, effect and enforceability as an original signature.

18. Severability.

The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision hereof will not affect the validity or enforceability of the other provisions hereof; provided, that, if any provision of this Agreement, as applied to any party or to any circumstance, is adjudged by a court or governmental body not to be enforceable in accordance with its terms, the parties agree that the court or governmental body making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

19. Information Rights.

The Company shall (a) furnish to the Holders any reports or other information delivered to the holders of Common Stock solely in their capacity as stockholders by the Company or its Subsidiaries at the same time such reports or other information are delivered or made available to such holders of Common Stock solely in their capacity as stockholders, and (b) provide Holders access to conference calls, webcasts or similar electronic communications to which holders of Common Stock are provided access by the Company or its Subsidiaries solely in their capacity as stockholders, if any, at the same time such conference calls, webcasts or similar communications are made accessible to such holders of Common Stock solely in their capacity as stockholders. For purposes of this Section 19, the Company shall be deemed to have furnished such reports and information to, or filed such reports and information with the Holders if it has filed such reports or information with the SEC via the EDGAR filing system.

20. No Redemption.

The Warrants shall not be subject to redemption by the Company or any other Person; provided, that, the Warrants may be acquired by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of this Agreement.

21. Persons Benefiting.

This Agreement shall be binding upon and inure to the benefit of the Company, the Warrant Agent and the Holders from time to time. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Company, the Warrant Agent and the Holders any rights or remedies under or by reason of this Agreement or any part hereof, and all covenants, conditions, stipulations, promises and agreements contained in this Warrant Agreement shall be for the sole and exclusive benefit of the parties hereto and of the Holders. Each Holder, by acceptance of a Warrant Certificate, agrees to all of the terms and provisions of this Agreement applicable thereto.

22. Applicable Law.

THIS AGREEMENT, EACH WARRANT CERTIFICATE ISSUED HEREUNDER, EACH WARRANT EVIDENCED THEREBY AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO AND THERETO, INCLUDING THE INTERPRETATION,

CONSTRUCTION, VALIDITY AND ENFORCEABILITY THEREOF, SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

23.   **Entire Agreement**.

This Agreement sets forth the entire agreement of the parties hereto as to the subject matter hereof and supersedes all previous agreements among all or some of the parties hereto with respect thereto, whether written, oral or otherwise.

24.   **Force Majeure.**

Notwithstanding anything to the contrary contained herein, the Warrant Agent will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, disruptions in public utilities, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

25.   **Further Assurances.**

Each of the parties hereto shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required by such other party for the carrying out or performing by such party of the provisions of this Agreement.

26.   **Confidentiality.**

The Warrant Agent and the Company agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public warrant holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other Person, except as may be required by law, including, without limitation, pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

Company

DENBURY INC., a Delaware corporation

By: /s/ James S. Matthews
_____
    Name: James S. Matthews
    Title: Executive Vice President, Chief
           Administrative Officer,
           General Counsel and Secretary

Warrant Agent

BROADRIDGE CORPORATE ISSUER
SOLUTIONS, INC.

By: /s/ John P. Dunn
_____
    Name: John P. Dunn
    Title: SVP, Sales
    September 18, 2020

[FACE OF SERIES A WARRANT CERTIFICATE][1]

DENBURY INC.

WARRANT CERTIFICATE

EVIDENCING

SERIES A WARRANTS TO PURCHASE COMMON STOCK

[FACE]

No. [___]   CUSIP No. 24790A 119

[UNLESS THIS GLOBAL SERIES A WARRANT CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("**DTC**"), TO DENBURY INC. (THE "**COMPANY**"), THE CUSTODIAN OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFER OF THIS GLOBAL SERIES A WARRANT CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, AND NOT IN PART, TO THE COMPANY, DTC, THEIR SUCCESSORS AND THEIR RESPECTIVE NOMINEES.][2]

---

[1] To be removed in the versions of the Definitive Warrant Certificates printed in multiple copies for use by the Warrant Agent in preparing Definitive Warrants Certificates for issuance and delivery from time to time to holders.

[2] Include only on Global Warrant Certificate.

DENBURY INC.

No. [__]   [__,__,___] Warrants
                                                               CUSIP No. 24790A 119

          THIS CERTIFIES THAT, for value received, [_____], or registered assigns, is the registered owner of the number of Warrants to purchase Common Stock of Denbury Inc., a Delaware corporation (the "**Company**", which term includes any successor thereto under the Warrant Agreement (as may be supplemented, amended or amended and restated pursuant to the applicable provisions hereof, the "Warrant Agreement"), dated as of September 18, 2020, between the Company and Broadridge Corporate Issuer Solutions, Inc., a Pennsylvania corporation ("**Broadridge**" or the "**Warrant Agent**", which term includes any successor thereto permitted under the Warrant Agreement)) specified above [or such lesser number as may from time to time be endorsed on the "Schedule of Decreases in Warrants" attached hereto][3], and is entitled, subject to and upon compliance with the provisions hereof and of the Warrant Agreement, at such Holder's option, at any time when the Warrants evidenced hereby are exercisable, to purchase from the Company one share of Common Stock of the Company for each Warrant evidenced hereby, at the purchase price of $32.59 per share (as adjusted from time to time, the "**Exercise Price**"), payable in full at the time of purchase, the number of shares of Common Stock into which and the Exercise Price at which each Warrant shall be exercisable each being subject to adjustment as provided in <u>Section 5</u> of the Warrant Agreement.

          All shares of Common Stock issuable by the Company upon the exercise of Warrants shall, upon such issuance, be duly and validly issued and fully paid and nonassessable. The Company shall pay any and all taxes (other than income or withholding taxes) that may be payable in respect of the issue or delivery of shares of Common Stock on exercise of Warrants. The Company shall not be required, however, to pay any tax or other charge imposed in respect of any transfer involved in the issue and delivery of shares of Common Stock in book-entry form or any certificates for shares of Common Stock or payment of cash to any Person other than the Holder of the Warrant Certificate evidencing the exercised Warrant, and in case of such transfer or payment, the Warrant Agent and the Company shall not be required to issue or deliver any shares of Common Stock in book-entry form or any certificate or pay any cash until (a) such tax or charge has been paid or an amount sufficient for the payment thereof has been delivered to the Warrant Agent or to the Company, (b) it has been established to the Company's satisfaction that any such tax or other charge that is or may become due has been paid or (c) the receipt of any other such information as set forth in the Warrant Agreement.

          Each Warrant evidenced hereby may be exercised by the Holder hereof at the Exercise Price then in effect on any Business Day from and after the Original Issue Date until 5:00 p.m., New York time, on the Expiration Date in the Warrant Agreement.

          Subject to the provisions hereof and of the Warrant Agreement, the Holder of this Warrant Certificate may exercise all or any whole number of the Warrants evidenced hereby by, in the case

_____

[3] Include only on Global Warrant Certificate.

of a Global Warrant Certificate, by delivery to the Warrant Agent of the Exercise Form on the reverse hereof, setting forth the number of Warrants being exercise and, if applicable, whether Cashless Exercise is being elected with respect thereto, and otherwise properly completed and duly executed by the Holder thereof to the Warrant Agent, and delivering such Warrants by book-entry transfer through the facilities of the Depositary, to the Warrant Agent in accordance with the Applicable Procedures and otherwise complying with Applicable Procedures in respect of the exercise of such Warrants or, in the case of a Definitive Warrant Certificate, by delivery to the Warrant Agent of the Exercise Form on the reverse hereof, setting forth the number of Warrants being exercise and, if applicable, whether Cashless Exercise is being elected with respect thereto, and otherwise properly completed and duly executed by the Holder thereof to the Warrant Agent, and surrendering this Warrant Certificate to the Warrant Agent at its office maintained for such purpose (the "***Corporate Agency Office***"), together with payment in full of the Exercise Price as then in effect for each share of Common Stock receivable upon exercise of each Warrant being submitted for exercise unless Cashless Exercise is being elected with respect thereto. Any such payment of the Exercise Price is to be by wire transfer in immediately available funds to such account of the Company at such banking institution as the Company shall have designated from time to time for such purpose.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless this Warrant Certificate has been countersigned by the Warrant Agent by manual or facsimile signature of an authorized officer on behalf of the Warrant Agent, this Warrant Certificate shall not be valid for any purpose and no Warrant evidenced hereby shall be exercisable.

IN WITNESS WHEREOF, the Company has caused this certificate to be duly executed under its corporate seal.

Dated: [_____ __], 20[__]

DENBURY INC.

[SEAL]   By: _____
                        [Title]

ATTEST:

Countersigned:

BROADRIDGE CORPORATE ISSUER
SOLUTIONS, INC., as Warrant Agent   [   ]

OR

By: _____   By: _____
            Authorized Agent   as Countersigning Agent

By: _____
                        Authorized Officer

Reverse of Series A Warrant Certificate

DENBURY INC.

SERIES A WARRANT CERTIFICATE

EVIDENCING

SERIES A WARRANTS TO PURCHASE COMMON STOCK

The Warrants evidenced hereby are one of a duly authorized issue of Warrants of the Company designated as its Series A Warrants to Purchase Common Stock ("*Warrants*"), limited in aggregate number to 2,631,579 issued under and in accordance with the Warrant Agreement, dated as of September 18, 2020 (the "*Warrant Agreement*"), between the Company and Broadridge Corporate Issuer Solutions, Inc., a Pennsylvania corporation ("*Broadridge*" or the "*Warrant Agent*", which term includes any successor thereto permitted under the Warrant Agreement), to which the Warrant Agreement and all amendments thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Warrant Agent, the Holders of Warrant Certificates and the owners of the Warrants evidenced thereby and of the terms upon which the Warrant Certificates are, and are to be, countersigned and delivered. A copy of the Warrant Agreement shall be available at all reasonable times at the office of the Warrant Agent for inspection by the Holder hereof.

The Warrant Agreement provides that, in addition to certain adjustments to the number of shares of Common Stock into which a Warrant is exercisable and the Exercise Price required to be made in certain circumstances, in the case of any Redomestication Transaction the Company shall cause the other Person involved in such Redomestication Transaction to execute and deliver to the Warrant Agent a written instrument providing that (i) the Warrants evidenced hereby, if then outstanding, will be exercisable thereafter, during the period the Warrants evidenced hereby shall be exercisable as specified herein, only into the Substituted Securities that would have been receivable upon such Redomestication Transaction by a holder of the number of shares of Common Stock that would have been issued upon exercise of such Warrant if such Warrant had been exercised in full immediately prior to such Redomestication Transaction (upon certain assumptions specified in the Warrant Agreement); and (ii) the rights and obligations of the other Person involved in such Redomestication Transaction and the holders in respect of Substituted Securities shall be substantially unchanged to be as nearly equivalent as may be practicable to the rights and obligations of the Company and Holders in respect of Common Stock.

Except as provided in the Warrant Agreement, all outstanding Warrants shall expire and all rights of the Holders of Warrant Certificates evidencing such Warrants shall automatically terminate and cease to exist, as of 5:00 p.m., New York time, on the Expiration Date. The "*Expiration Date*" shall mean the earlier to occur of (x) September 18, 2025 (the fifth (5th) anniversary of the Original Issue Date) or, if not a Business Day, then the next Business Day thereafter; (y) the date of consummation of a Sale Transaction to which clause (ii) of Section 5.1(g) of the Warrant Agreement applies; and (z) a Winding Up.

In the event of the exercise of less than all of the Warrants evidenced hereby, a new Warrant Certificate of the same tenor and for the number of Warrants which are not exercised shall be issued by the Company in the name or upon the written order of the Holder of this Warrant Certificate upon the cancellation hereof.

The Warrant Certificates are issuable only in registered form in denominations of whole numbers of Warrants. Upon surrender at the office of the Warrant Agent and payment of the charges specified herein and in the Warrant Agreement, this Warrant Certificate may be exchanged for Warrant Certificates in other authorized denominations or the transfer hereof may be registered in whole or in part in authorized denominations to one or more designated transferees; provided, however, that such other Warrant Certificates issued upon exchange or registration of transfer shall evidence the same aggregate number of Warrants as this Warrant Certificate. The Company shall cause to be kept at the office or offices of the Warrant Agent the Warrant Register in which, subject to such reasonable regulations as the Warrant Agent may prescribe and such regulations as may be prescribed by law, the Company shall provide for the registration of Warrant Certificates and of transfers or exchanges of Warrant Certificates. No service charge shall be made for any registration of transfer or exchange of Warrant Certificates; provided, however, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

Prior to due presentment of this Warrant Certificate for registration of transfer, the Company, the Warrant Agent and any agent of the Company or the Warrant Agent may treat the Person in whose name this Warrant Certificate is registered as the owner hereof for all purposes, and neither the Company, the Warrant Agent nor any such agent shall be affected by notice to the contrary.

The Warrant Agreement permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of Warrant Certificates under the Warrant Agreement at any time by the Company and the Warrant Agent with the consent of the Required Warrant Holders.

Until the exercise of any Warrant, subject to the provisions of the Warrant Agreement and except as may be specifically provided for in the Warrant Agreement, (i) no Holder of a Warrant Certificate evidencing any Warrant shall have or exercise any rights by virtue hereof as a holder of Common Stock of the Company, including, without limitation, the right to vote, to receive dividends and other distributions or to receive notice of, or attend meetings of, stockholders or any other proceedings of the Company; (ii) the consent of any such Holder shall not be required with respect to any action or proceeding of the Company; (iii) except as provided with respect to a Winding Up of the Company, no such Holder, by reason of the ownership or possession of a Warrant or the Warrant Certificate representing the same, shall have any right to receive any cash dividends, stock dividends, allotments or rights or other distributions (except as specifically provided in the Warrant Agreement), paid, allotted or distributed or distributable to the stockholders of the Company prior to or for which the relevant record date preceded the date of the exercise of such Warrant; and (iv) no such Holder shall have any right not expressly conferred by the Warrant or Warrant Certificate held by such Holder.

This Warrant Certificate, each Warrant evidenced thereby and the Warrant Agreement shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Warrant Certificate which are defined in the Warrant Agreement shall have the meanings assigned to them in the Warrant Agreement. In the event of any conflict between this Warrant Certificate and the Warrant Agreement, the Warrant Agreement shall control.

Exercise Form for Series A Warrant Certificate

Broadridge Corporate Issuer Solutions, Inc.
51 Mercedes Way
Edgewood, NY 11717
Attention: Corporate Actions

Re: Denbury Inc. Warrant Agreement, dated as of September 18, 2020

        In accordance with and subject to the terms and conditions hereof and of the Warrant Agreement, the undersigned registered Holder of this Warrant Certificate hereby irrevocably elects to exercise _____ Warrants evidenced by this Warrant Certificate and represents that for each of the Warrants evidenced hereby being exercised such Holder either has (please check one box only):

       ?   tendered the Exercise Price in the aggregate amount of $_____ by wire transfer in immediately available funds to such account of the Company at such banking institution as the Company shall have designated from time to time for such purpose; or

       ?   elected a "Cashless Exercise".

        The undersigned requests that the shares of Common Stock issuable upon exercise be in fully registered form in such denominations and registered in such names and delivered, together with any other property receivable upon exercise, in such manner as is specified in the instructions set forth below.

        If the number of Warrants exercised is less than all of the Warrants evidenced hereby, (i) if this Warrant Certificate is a Global Warrant Certificate, the Warrant Agent shall endorse the "Schedule of Decreases in Warrants" attached hereto to reflect the Warrants being exercised or (ii) if this Warrant Certificate is a Definitive Warrant Certificate, the undersigned requests that a new Definitive Warrant Certificate representing the remaining Warrants evidenced hereby be issued and delivered to the undersigned unless otherwise specified in the instructions below.

Dated: _____

Name: _____
(Please Print)

(Insert Social Security or Other Identifying
Number of Holder)

Address: _____

_____

_____
Signature
(Signature must conform in all respects to name of Holder as specified on the face of this Warrant Certificate and must bear a signature guarantee by a bank, trust company or member firm of a U.S. national securities exchange.)

Signature Guaranteed:

Instructions (i) as to denominations and names of Common Stock issuable upon exercise and as to delivery of such securities and any other property issuable upon exercise and (ii) if applicable, as to Definitive Warrant Certificates evidencing unexercised Warrants:

Assignment

(Form of Assignment To Be Executed If Holder Desires To Transfer Warrant Certificate)

FOR VALUE RECEIVED _____ hereby sells, assigns and transfers unto

Please insert social security or
other identifying number

(Please print name and address including zip code)

the Warrants represented by the within Warrant Certificate and does hereby irrevocably constitute and appoint _____ Attorney, to transfer said Warrant Certificate on the books of the within-named Company with full power of substitution in the premises.

Dated: _____

Signature _____

(Signature must conform in all respects to name of Holder as specified on the face of this Warrant Certificate and must bear a signature guarantee by a bank, trust company or member firm of a U.S. national securities exchange.)

A-8

[SCHEDULE A

SCHEDULE OF DECREASES IN WARRANTS

The following decreases in the number of Warrants evidenced by this Global Warrant Certificate have been made:

Date	Amount of decrease in number of Warrants evidenced by this Global Warrant Certificate	Number of Warrants evidenced by this Global Warrant Certificate following such decrease	Signature of authorized signatory][4]

---

[4] Include only on Global Warrant Certificate.

Exhibit 10.3

WARRANT AGREEMENT

AMONG

DENBURY INC.,

and

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC.,
as Warrant Agent

Dated as of September 18, 2020

Series B Warrants to Purchase Common Stock

TABLE OF CONTENTS

EXHIBITS

WARRANT AGREEMENT

This Warrant Agreement (as may be supplemented, amended or amended and restated pursuant to the applicable provisions hereof, this "***Agreement***"), dated as of September 18, 2020, is by and among Denbury Inc. (formerly known as Denbury Resources Inc.), a Delaware corporation (and any Successor Company that becomes successor to the Company in accordance with Section 15) (the "***Company***") and Broadridge Corporate Issuer Solutions, Inc., a Pennsylvania corporation ("***Broadridge***") (and any successors of such Warrant Agent appointed in accordance with the terms hereof) (collectively, the "***Warrant Agent***"). Capitalized terms that are used in this Agreement shall have the meanings set forth in Section 1 hereof.

WITNESSETH THAT:

WHEREAS, pursuant to the terms and conditions of the *Joint Chapter 11 Plan of Reorganization of Denbury Resources Inc. and its Affiliated Debtors,* Case No. 20-33801 (DRJ) (the "***Plan***") relating to a reorganization under chapter 11 of title 11 of the United States Code (the "***Bankruptcy Code***"), the Company proposes to issue and deliver Warrants to purchase up to an aggregate of 2,894,740 shares of its Common Stock, subject to adjustment as provided herein, and the Warrant Certificates evidencing such Warrants;

WHEREAS, each Warrant shall entitle the registered owner thereof to purchase one share of the Common Stock, subject to adjustment as provided herein;

WHEREAS, the Warrants and the shares of Common Stock issuable upon exercise of the Warrants are being issued in an offering in reliance on the exemption from the registration requirements of the Securities Act afforded by Section 1145 of the Bankruptcy Code, and of any applicable state securities or "blue sky" laws; and

WHEREAS, the Company desires that the Warrant Agent act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, exchange, transfer, substitution and exercise of Warrants.

NOW THEREFORE, in consideration of the mutual agreements herein contained, the Company and the Warrant Agent agree as follows:

1. **Definitions**.

"***Action***" has the meaning set forth in Section 11.2.

"***Adjustment Events***" has the meaning set forth in Section 5.1.

"***Affiliate***" of any specified Person, means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such specified Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"**_Agent Members_**" has the meaning set forth in Section 2.4(b).

"**_Agreement_**" has the meaning set forth in the preamble hereto.

"**_Applicable Procedures_**" means, with respect to any transfer or exchange of, or exercise of any Warrants evidenced by, any Global Warrant Certificate, the rules and procedures of the Depositary that apply to such transfer, exchange or exercise.

"**_Appropriate Officer_**" means the Chief Executive Officer, President, General Counsel, Chief Financial Officer, Chief Accounting Officer, Treasurer, Secretary or any Executive Vice President or any Senior Vice President of the Company.

"**_Bankruptcy Code_**" has the meaning set forth in the recitals hereto.

"**_Board of Directors_**" means either the board of directors of the Company or any duly authorized committee of that board.

"**_Broadridge_**" has the meaning set forth in the preamble hereof.

"**_Business Day_**" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a legal holiday in the State of New York or a day on which banking institutions and trust companies in the state in which the Corporate Agency Office is located are authorized or obligated by law, regulation or executive order to close.

"**_Cashless Exercise_**" has the meaning set forth in Section 3.7.

"**_Cashless Exercise Current Market Price_**" means the Current Market Price of the Common Stock on the Exercise Date with respect to any Cashless Exercise.

"**_Cashless Exercise Warrant_**" has the meaning set forth in Section 3.7.

"**_Commission_**" means the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act or the Exchange Act, whichever is the relevant statute for the particular purpose.

"**_Common Stock_**" means, subject to the provisions of Section 5.1(g), the common stock, par value $0.001 per share, of the Company.

"**_Company_**" has the meaning set forth in the preamble hereof.

"**_Company Order_**" means a written request or order signed in the name of the Company by its Chairman of the Board, its Chief Executive Officer, its President, any Vice President, its Treasurer, any Assistant Treasurer, its Secretary or any Assistant Secretary, and delivered to the Warrant Agent.

"**_Corporate Agency Office_**" has the meaning set forth in Section 8.

"**_corporation_**" means a corporation, association, company (including limited liability company), joint-stock company, business trust or other similar entity.

"**Countersigning Agent**" means any Person authorized by the Warrant Agent to act on behalf of the Warrant Agent to countersign Warrant Certificates.

"**Current Market Price**" means on any date:

(i)   if the reference is to the per share price of Common Stock on any date herein specified and if on such date the Common Stock is listed or admitted to trading on any U.S. national securities exchange or traded and quoted in the over-the-counter market in the United States:

(A)   for the purpose of any computation under this Agreement (except under Section 5.2), the average of the Quoted Prices for the 10 consecutive Trading Days preceding the date in question; or

(B)   for the purposes of any computation under Section 5.2, the Quoted Price for such date or, if such date is not a Trading Day, for the next preceding Trading Day; or

(ii)   if the reference is to the per share price of Common Stock on any date herein specified and if on such date the Common Stock is not listed or admitted to trading on any U.S. national securities exchange or traded and quoted in the over-the-counter market in the United States, the amount which a willing buyer would pay a willing seller in an arm's length transaction on such date (neither being under any compulsion to buy or sell) for one share of the Common Stock as determined as of such date by the Treasurer or Chief Financial Officer of the Company in good faith, whose determination shall be conclusive and evidenced by a certificate of such officer delivered to the Warrant Agent.

For the avoidance of doubt, no appraisal of any Person or third-party (other than the Treasurer or Chief Financial Officer of the Company as further described in clause (ii)) above shall be permitted or required to determine the Current Market Price.

"**Definitive Warrant Certificate**" means a Warrant Certificate registered in the name of the Holder thereof that does not bear the Global Warrant Legend and that does not have a "Schedule of Decreases of Warrants" attached thereto.

"**Depositary**" means DTC and its successors as depositary hereunder.

"**DTC**" means The Depository Trust Company.

"**Exchange Act**" means the Securities Exchange Act of 1934 and any statute successor thereto, in each case, as amended from time to time.

"**Exercise Date**" has the meaning set forth in Section 3.2(f).

"**Exercise Form**" has the meaning set forth in Section 3.2 (c).

"**Exercise Period**" means the period from and including the Original Issue Date to and including the Expiration Date.

"*Exercise Price*" means the exercise price per share of Common Stock, initially set at $35.41, subject to adjustment as provided in Section 5.1.

"*Expiration Date*" means the date of the earliest to occur of (x) the Scheduled Expiration Date, (y) the date of consummation of a Sale Transaction to which clause (ii) of Section 5.1(g) applies and (z) a Winding Up.

"*Global Warrant Certificate*" means a Warrant Certificate deposited with or on behalf of and registered in the name of the Depositary or its nominee, that bears the Global Warrant Legend and that has the "Schedule of Decreases of Warrants" attached thereto.

"*Global Warrant Legend*" has the meaning set forth in Section 2.4(a).

"*Holder*" means any Person in whose name at the time any Warrant Certificate is registered upon the Warrant Register and, when used with respect to any Warrant Certificate, the Person in whose name such Warrant Certificate is registered in the Warrant Register.

"*Non-Surviving Transaction*" has the meaning set forth in Section 5.1(g).

"*Original Issue Date*" means September 18, 2020, the date on which Warrants are originally issued under this Agreement.

"*outstanding*" when used with respect to any Warrants, means, as of the time of determination, all Warrants theretofore originally issued under this Agreement except (i) Warrants that have been exercised pursuant to Section 3.2(a), (ii) Warrants that have expired pursuant to Section 3.2(b), Section 4 or Section 5.1(g)(ii) and (iii) Warrants that have otherwise been acquired by the Company; provided, however, that in determining whether the Holders of the requisite amount of the outstanding Warrants have given any request, demand, authorization, direction, notice, consent or waiver under the provisions of this Agreement, Warrants held directly or beneficially by the Company or any Subsidiary or Affiliate of the Company or any of their respective employees shall be disregarded and deemed not to be outstanding.

"*Person*" means any individual, corporation, limited liability company, partnership, joint venture, trust, any other entity, unincorporated organization or government or any agency or political subdivision thereof.

"*Plan*" has the meaning set forth in the recitals hereto.

"*Quoted Price*" means, on any Trading Day, with respect to the Common Stock, the VWAP of the Common Stock on such Trading Day on the principal U.S. national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any U.S. national securities exchange, the average of the closing bid and asked prices in the over-the-counter market in the United States as furnished by any New York Stock Exchange member firm that shall be selected from time to time by the Company for that purpose.

"*Recipient*" has the meaning set forth in Section 3.2(e).

"*Redomestication Transaction*" means a Non-Surviving Transaction in which all of the property received upon such Non-Surviving Transaction by each holder of shares of Common Stock consists solely of securities, cash in lieu of fractional shares and other de minimis consideration, and the holders of the shares of Common Stock immediately prior to such Non-Surviving Transaction are the only holders of the equity securities of the surviving Person immediately after the consummation of such Non-Surviving Transaction.

"*Required Warrant Holders*" means Holders of Warrant Certificates evidencing a majority of the then-outstanding Warrants.

"*Sale Transaction*" means any Transaction other than a Redomestication Transaction.

"*Scheduled Expiration Date*" means September 18, 2023 (the third (3rd) anniversary of the Original Issue Date) or, if not a Business Day, then the next Business Day thereafter.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Special Dividend*" has the meaning set forth in Section 5.1(d).

"*Subsidiary*" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

"*Substituted Securities*" has the meaning set forth in Section 5.1(g).

"*Successor Company*" has the meaning set forth in Section 15.

"*Surviving Transaction*" has the meaning set forth in Section 5.1(g).

"*Trading Day*" means each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on the applicable securities exchange or in the applicable securities market.

"*Transaction*" has the meaning set forth in Section 5.1(g).

"*VWAP*" means the volume-weighted average price for trading hours of the regular trading session (including any extensions thereof), determined without regard to pre-open or after-hours trading or any other trading outside of the trading hours of the regular trading session (including any extensions thereof).

"*Warrant Agent*" has the meaning set forth in the preamble hereto.

"*Warrant Certificates*" means those certain warrant certificates evidencing the Warrants, substantially in the form set forth in Exhibit A attached hereto, which, for the avoidance of doubt, are either Global Warrant Certificates or Definitive Warrant Certificates.

"***Warrant Register***" has the meaning set forth in Section 8.

"***Warrants***" means those certain warrants to purchase initially up to an aggregate of 2,894,740 shares of Common Stock at the Exercise Price, subject to adjustment pursuant to Section 5, issued hereunder.

"***Winding Up***" has the meaning set forth in Section 4.

2.   Warrant Certificates.

2.1   Original Issuance of Warrants.

(a)   On the Original Issue Date, one or more Global Warrant Certificates evidencing the Warrants shall be executed by the Company and delivered to the Warrant Agent for countersignature, and the Warrant Agent shall, upon receipt of a Company Order and at the direction of the Company set forth therein, countersign (by manual or facsimile signature) and deliver such Global Warrant Certificates for original issuance to the Depositary, or its custodian, for crediting to the accounts of its participants for the benefit of the holders of beneficial interests in the Warrants on the Original Issue Date pursuant to the Applicable Procedures of the Depositary on the Original Issue Date.

(b)   Except as set forth in Section 2.4, Section 3.2(d), Section 6 and Section 8, the Global Warrant Certificates delivered to the Depositary (or a nominee thereof) on the Original Issue Date shall be the only Warrant Certificates issued or outstanding under this Agreement.

(c)   Each Warrant Certificate shall evidence the number of Warrants specified therein, and each Warrant evidenced thereby shall represent the right, subject to the provisions contained herein and therein, to purchase one share of Common Stock, subject to adjustment as provided in Section 5.

2.2   Form of Warrant Certificates.

The Warrant Certificates evidencing the Warrants shall be in registered form only and substantially in the form set forth in Exhibit A hereto, shall be dated the date on which countersigned by the Warrant Agent, shall have such insertions as are appropriate or required or permitted by this Agreement and may have such letters, numbers or other marks of identification and such legends and endorsements typed, stamped, printed, lithographed or engraved thereon (which does not impact the Warrant Agent's rights, duties or immunities) as the officers of the Company executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation pursuant thereto or with any rule or regulation of any securities exchange on which the Warrants may be listed, or to conform to usage.

2.3   Execution and Delivery of Warrant Certificates.

(a)   Warrant Certificates evidencing the Warrants which may be countersigned and delivered under this Agreement are limited to Warrant Certificates evidencing 2,894,740 Warrants except for Warrant Certificates countersigned and delivered upon registration of transfer

6

of, or in exchange for, or in lieu of, one or more previously countersigned Warrant Certificates pursuant to <u>Section 2.4</u>, <u>Section 3.2(d)</u>, <u>Section 6</u> and <u>Section 8</u>.

(b)   The Warrant Agent is hereby authorized to countersign (by manual or facsimile signature) and deliver Warrant Certificates as required by <u>Section 2.1</u> or by <u>Section 2.4</u>, <u>Section 3.2(d)</u>, <u>Section 6</u> or <u>Section 8</u>.

(c)   The Warrant Certificates shall be executed in the corporate name and on behalf of the Company by the Chairman (or any Co-Chairman) of the Board of Directors, the Chief Executive Officer, the President or any one of the Vice Presidents of the Company under corporate seal reproduced thereon (if the Company has a separate corporate seal) and attested to by the Secretary or one of the Assistant Secretaries of the Company, either manually or by facsimile signature printed thereon. The Warrant Certificates shall be countersigned, either by manual or facsimile signature, by the Warrant Agent and shall not be valid for any purpose unless so countersigned. In case any officer of the Company whose signature shall have been placed upon any of the Warrant Certificates shall cease to be such officer of the Company before countersignature by the Warrant Agent and issue and delivery thereof, such Warrant Certificates may, nevertheless, be countersigned by the Warrant Agent and issued and delivered with the same force and effect as though such Person had not ceased to be such officer of the Company, and any Warrant Certificate may be signed on behalf of the Company by such Person as, at the actual date of the execution of such Warrant Certificate, shall be a proper officer of the Company, although at the date of the execution of this Agreement any such Person was not such officer.

2.4   <u>Global Warrant Certificates</u>.

(a)   Any Global Warrant Certificate shall bear the legend substantially in the form set forth in <u>Exhibit A</u> hereto (the "***Global Warrant Legend***").

(b)   So long as a Global Warrant Certificate is registered in the name of the Depositary or its nominee, members of, or participants in, the Depositary ("***Agent Members***") shall have no rights under this Agreement with respect to the Warrants evidenced by such Global Warrant Certificate held on their behalf by the Depositary or its custodian, and the Depositary may be treated by the Company, the Warrant Agent and any agent of the Company or the Warrant Agent as the absolute owner of such Warrants, and as the sole Holder of such Warrant Certificate, for all purposes. Accordingly, any such Agent Member's beneficial interest in such Warrants will be shown only on, and the transfer of such interest shall be effected only through, records maintained by the Depositary or its nominee or its Agent Members, and neither the Company nor the Warrant Agent shall have any responsibility or liability with respect to such records maintained by the Depositary or its nominee or its Agent Members. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Warrant Agent or any agent of the Company or the Warrant Agent from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of a holder of any security.

(c)   Any holder of a beneficial interest in Warrants evidenced by a Global Warrant Certificate registered in the name of the Depositary or its nominee shall, by acceptance of such beneficial interest, agree that transfers of beneficial interests in the Warrants evidenced by

such Global Warrant Certificate may be effected only through a book-entry system maintained by the Depositary as the Holder of such Global Warrant Certificate (or its agent), and that ownership of a beneficial interest in Warrants evidenced thereby shall be reflected solely in such book-entry form.

(d)   Transfers of a Global Warrant Certificate registered in the name of the Depositary or its nominee shall be limited to transfers in whole, and not in part, to the Depositary, its successors, and their respective nominees except as set forth in Section 2.4(e). Interests of beneficial owners in a Global Warrant Certificate registered in the name of the Depositary or its nominee shall be transferred in accordance with the Applicable Procedures of the Depositary.

(e)   A Global Warrant Certificate registered in the name of the Depositary or its nominee shall be exchanged for Definitive Warrant Certificates only if the Depositary (i) has notified the Company that it is unwilling or unable to continue as or ceases to be a clearing agency registered under Section 17A of the Exchange Act and (ii) a successor to the Depositary registered as a clearing agency under Section 17A of the Exchange Act is not able to be appointed by the Company within 90 days or the Depositary is at any time unwilling or unable to continue as Depositary and a successor to the Depositary is not able to be appointed by the Company within 90 days. In any such event, each Global Warrant Certificate registered in the name of the Depositary or its nominee shall be surrendered to the Warrant Agent for cancellation in accordance with Section 3.5, and the Company shall execute, and the Warrant Agent shall countersign and deliver, upon the Company's instruction, to each beneficial owner identified by the Depositary, in exchange for such beneficial owner's beneficial interest in such Global Warrant Certificate, Definitive Warrant Certificates evidencing, in the aggregate, the number of Warrants theretofore represented by such Global Warrant Certificate with respect to such beneficial owner's respective beneficial interest. Any Definitive Warrant Certificate delivered in exchange for an interest in a Global Warrant Certificate pursuant to this Section 2.4(e) shall not bear the Global Warrant Legend. Interests in any Global Warrant Certificate may not be exchanged for Definitive Warrant Certificates other than as provided in this Section 2.4(e).

(f)   The holder of a Global Warrant Certificate registered in the name of the Depositary or its nominee may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder of a Warrant Certificate is entitled to take under this Agreement or such Global Warrant Certificate.

(g)   Each Global Warrant Certificate will evidence such of the outstanding Warrants as will be specified therein and each shall provide that it evidences the aggregate number of outstanding Warrants from time to time endorsed thereon and that the aggregate number of outstanding Warrants evidenced thereby may from time to time be reduced, to reflect exercises or expirations. Any endorsement of a Global Warrant Certificate to reflect the amount of any decrease in the aggregate number of outstanding Warrants evidenced thereby will be made by the Warrant Agent (i) in the case of an exercise, in accordance with the Applicable Procedures as required by Section 3.2(c) or (ii) in the case of an expiration, in accordance with Section 3.2(b).

(h)   The Company initially appoints DTC to act as Depositary with respect to the Global Warrant Certificates.

(i)   Every Warrant Certificate authenticated and delivered in exchange for, or in lieu of, a Global Warrant Certificate or any portion thereof, pursuant to this Section 2.4 or Section 8 or Section 10, shall be authenticated and delivered in the form of, and shall be, a Global Warrant Certificate, and a Global Warrant Certificate may not be exchanged for a Definitive Warrant Certificate, in each case, other than as provided in Section 2.4(e). Whenever any provision herein refers to issuance by the Company and countersignature and delivery by the Warrant Agent of a new Warrant Certificate in exchange for the portion of a surrendered Warrant Certificate that has not been exercised, in lieu of the surrender of any Global Warrant Certificate and the issuance, countersignature and delivery of a new Global Warrant Certificate in exchange therefor, the Warrant Agent, on the Company's instruction, may endorse such Global Warrant Certificate to reflect a reduction in the number of Warrants evidenced thereby in the amount of Warrants so evidenced that have been so exercised.

(j)   Beneficial interests in any Global Warrant Certificate may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Global Warrant Certificate in accordance with the Applicable Procedures.

(k)   At such time as all Warrants evidenced by a particular Global Warrant Certificate have been exercised or expired in whole and not in part, such Global Warrant Certificate shall, if not in custody of the Warrant Agent, be surrendered to or retained by the Warrant Agent for cancellation in accordance with Section 3.5.

3.   Exercise and Expiration of Warrants.

3.1   Right to Acquire Common Stock Upon Exercise. Each Warrant Certificate duly issued by the Company shall, when countersigned by the Warrant Agent, entitle the Holder thereof, subject to the provisions thereof and of this Agreement, to acquire from the Company, for each Warrant evidenced thereby, one share of Common Stock at the Exercise Price, subject to adjustment as provided in this Agreement. The Exercise Price, and the number of shares of Common Stock obtainable upon exercise of each Warrant, shall be adjusted from time to time as required by Section 5.1.

3.2   Exercise and Expiration of Warrants.

(a)   Exercise of Warrants. Subject to and upon compliance with the terms and conditions set forth herein, a Holder of a Warrant Certificate may exercise all or any whole number of the Warrants evidenced thereby, on any Business Day from and after the Original Issue Date until 5:00 p.m., New York time, on the Expiration Date, for the shares of Common Stock obtainable thereunder.

(b)   Expiration of Warrants. The Warrants, to the extent not exercised prior thereto, shall automatically expire, terminate and become void as of 5:00 p.m., New York time, on the Expiration Date. No further action of any Person (including by, or on behalf of, any Holder, the Company, or the Warrant Agent) shall be required to effectuate the expiration of Warrants pursuant to this Section 3.2(b).

(c)   Method of Exercise. In order for a Holder to exercise all or any of the Warrants represented by a Warrant Certificate, the Holder thereof must (i) (x) in the case of a

Global Warrant Certificate, deliver to the Warrant Agent an exercise form for the election to exercise such Warrants substantially in the form set forth in Exhibit A hereto (an "***Exercise Form***"), setting forth the number of Warrants being exercised and, if applicable, whether Cashless Exercise is being elected with respect thereto, and otherwise properly completed and duly executed by the Holder thereof and deliver such Warrants by book-entry transfer through the facilities of the Depositary to the Warrant Agent in accordance with the Applicable Procedures and otherwise comply with the Applicable Procedures in respect of the exercise of such Warrants or (y) in the case of a Definitive Warrant Certificate, at the Corporate Agency Office, (I) deliver to the Warrant Agent an Exercise Form, setting forth the number of Warrants being exercised and, if applicable, whether Cashless Exercise is being elected with respect thereto, and otherwise properly completed and duly executed by the Holder thereof as well as any such other necessary information the Warrant Agent may reasonably require, and (II) surrender to the Warrant Agent the Definitive Warrant Certificate evidencing such Warrants; and (ii) pay to the Warrant Agent an amount equal to (x) all taxes required to be paid by the Holder, if any, pursuant to Section 3.4 prior to, or concurrently with, exercise of such Warrants and (y) except in the case of a Cashless Exercise, the aggregate of the Exercise Price in respect of each share of Common Stock into which such Warrants are exercisable, in case of (x) and (y), by wire transfer in immediately available funds, to the account (No. 4124218686; ABA No. 121000248; Reference: Warrant Exercise; Attention: Broadridge Corporate Issuer Solutions) of the Company at the Warrant Agent or such other account of the Company at such banking institution as the Company shall have given notice to the Warrant Agent and such Holder in accordance with Section 11.1(b).

(d)   Partial Exercise. If fewer than all the Warrants represented by a Warrant Certificate are exercised, (i) in the case of exercise of Warrants evidenced by a Global Warrant Certificate, the Warrant Agent shall cause the custodian of DTC to endorse the "Schedule of Decreases of Warrants" attached to such Global Warrant Certificate to reflect the Warrants being exercised and (ii) in the case of exercise of Warrants evidenced by a Definitive Warrant Certificate, such Definitive Warrant Certificate shall be surrendered and a new Definitive Warrant Certificate of the same tenor and for the number of Warrants which were not exercised shall be executed by the Company. The Warrant Agent shall countersign the new Definitive Warrant Certificate, registered in such name or names, subject to the provisions of Section 8 regarding registration of transfer and payment of governmental charges in respect thereof, as may be directed in writing by the Holder, and shall deliver the new Definitive Warrant Certificate to the Person or Persons in whose name such new Definitive Warrant Certificate is so registered. The Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Definitive Warrant Certificates duly executed on behalf of the Company for such purpose.

(e)   Issuance of Common Stock. Upon due exercise of Warrants evidenced by any Warrant Certificate in conformity with the foregoing provisions of Section 3.2(c), the Warrant Agent shall, when actions specified in Section 3.2(c)(i) have been effected and any payment specified in Section 3.2(c)(ii) is received, deliver to the Company the Exercise Form received pursuant to Section 3.2(c)(i), deliver or deposit all funds, in accordance with Section 3.3, received as instructed in writing by the Company and advise the Company by telephone at the end of such day of the amount of funds so deposited to its account. The Company shall thereupon, as promptly as practicable, and in any event within five (5) Business Days after the Exercise Date referred to below, (i) determine the number of shares of Common Stock issuable pursuant to exercise of such Warrants pursuant to Section 3.6 or, if Cashless Exercise applies, Section 3.7 and (ii) (x) in the

case of exercise of Warrants evidenced by a Global Warrant Certificate, deliver or cause to be delivered to the Recipient (as defined below) in accordance with the Applicable Procedures shares of Common Stock in book-entry form to be so held through the facilities of DTC in an amount equal to, or, if the Common Stock may not then be held in book-entry form through the facilities of DTC, duly executed certificates representing, or (y) in the case of exercise of Warrants evidenced by Definitive Warrant Certificates, execute or cause to be executed and deliver or cause to be delivered to the Recipient (as defined below) a certificate or certificates representing, in case of (x) and (y), the aggregate number of shares of Common Stock issuable upon such exercise (based upon the aggregate number of Warrants so exercised), as so determined, together with an amount in cash in lieu of any fractional share(s), if the Company so elects pursuant to Section 5.2. The shares of Common Stock in book-entry form or certificate or certificates representing shares of Common Stock so delivered shall be, to the extent possible, in such denomination or denominations as such Holder shall request in the applicable Exercise Form and shall be registered or otherwise placed in the name of, and delivered to, the Holder or, subject to Section 3.4, such other Person as shall be designated by the Holder in such Exercise Form (the Holder or such other Person being referred to herein as the "**Recipient**").

(f)   Time of Exercise. Each exercise of a Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which each of the requirements for exercise of such Warrant specified in Section 3.2(c) has been duly satisfied (the "**Exercise Date**"). At such time, subject to Section 5.1(e)(iv), shares of Common Stock in book-entry form or the certificates for the shares of Common Stock issuable upon such exercise as provided in Section 3.2(e) shall be deemed to have been issued and, for all purposes of this Agreement, the Recipient shall, as between such Person and the Company, be deemed to be and entitled to all rights of the holder or record of such Common Stock.

3.3   Application of Funds upon Exercise of Warrants. All funds received by Broadridge under this Agreement that are to be distributed or applied by Broadridge in the performance of Services (the "**Funds**") shall be held by Broadridge as agent for the Company and deposited in one or more bank accounts to be maintained by Broadridge in its name as agent for the Company. Until paid pursuant to the terms of this Agreement, Broadridge will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody's (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). Broadridge shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by Broadridge in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. Broadridge may from time to time receive interest, dividends or other earnings in connection with such deposits. Broadridge shall not be obligated to pay such interest, dividends or earnings to the Company, any holder or any other party. The Warrant Agent shall forward funds received for warrant exercises in a given month by the 5th business day of the following month by wire transfer to an account designated by the Company.

3.4   Payment of Taxes. The Company shall pay any and all taxes (other than income or withholding taxes) that may be payable in respect of the issue or delivery of shares of Common Stock on exercise of Warrants pursuant hereto. The Company or the Warrant Agent shall not be required, however, to pay any tax or other charge imposed in respect of any transfer involved in

the issue and delivery of shares of Common Stock in book-entry form or any certificates for shares of Common Stock or payment of cash or other property to any Recipient other than the Holder of the Warrant Certificate evidencing the exercised Warrant, and in case of such transfer or payment, the Warrant Agent and the Company shall not be required to issue or deliver any shares of Common Stock in book-entry form or any certificate or pay any cash until (a) such tax or charge has been paid or an amount sufficient for the payment thereof has been delivered to the Warrant Agent or the Company or (b) it has been established to the Company's or Warrant Agent's satisfaction that any such tax or other charge that is or may become due has been paid.

3.5   Cancellation of Warrant Certificates. Any Definitive Warrant Certificate surrendered for exercise shall, if surrendered to the Company, be delivered to the Warrant Agent. All Warrant Certificates surrendered or delivered to or received by the Warrant Agent for cancellation pursuant to this Section 3.5 or Section 2.4(e) or Section 2.4(k) shall be promptly cancelled by the Warrant Agent and shall not be reissued by the Company. The Warrant Agent shall destroy any such cancelled Warrant Certificates and deliver its certificate of destruction to the Company, unless the Company shall otherwise direct in writing.

3.6   Shares Issuable. The number of shares of Common Stock "obtainable upon exercise" of Warrants at any time shall be the number of shares of Common Stock into which such Warrants are then exercisable. The Company will confirm the number of shares issuable if so requested by the Warrant Agent. The number of shares of Common Stock "into which each Warrant is exercisable" shall be one share, subject to adjustment as provided in Section 5.1.

3.7   Cashless Exercise. Notwithstanding any provisions herein to the contrary, if, on the Exercise Date of a Cashless Exercise, the Cashless Exercise Current Market Price of one share of Common Stock is greater than the applicable Exercise Price on the Exercise Date, then, in lieu of paying to the Company the applicable Exercise Price by wire transfer in immediately available funds, the Holder may elect to receive shares of Common Stock equal to the value (as determined below) of the Warrants or any portion thereof being exercised (such portion, the "***Cashless Exercise Warrants***" with respect to such date) by (i) in the case of Warrants evidenced by a Global Warrant Certificate, providing notice to the Warrant Agent pursuant to the Applicable Procedures and the Exercise From; or (ii) in the case of Warrants evidenced by a Definitive Warrant Certificate, providing notice pursuant to the Exercise Form, in the case of (i) or (ii), that the Holder desires to effect a "cashless exercise" (a "***Cashless Exercise***") with respect to the Cashless Exercise Warrants, in which event the Company shall issue to the Holder a number of shares of Common Stock with respect to Cashless Exercise Warrants computed using the following formula (it being understood that any portion of the Warrants being exercised on such date that are not Cashless Exercise Warrants will not be affected by this calculation):

$$X = (Y (A\text{-}B)) \div A$$

Where X =   the number of shares of Common Stock to be issued to the Holder in respect of the Cashless Exercise Warrants

Y =   the number of shares of Common Stock purchasable under the Cashless Exercise Warrants being exercised by the Holder (on the Exercise Date)

$$A = \text{the applicable Cashless Exercise Current Market Price of one share of Common Stock (on the Exercise Date)}$$

$$B = \text{the applicable Exercise Price (as adjusted through and including the Exercise Date).}$$

The Company shall calculate and transmit to the Warrant Agent the number of shares of Common Stock to be issued on such Cashless Exercise, and the Warrant Agent shall have no obligation under this Agreement to calculate, confirm or verify such amount.

       3.8   <u>Cost Basis Information</u>.

       (a)   In the event of a cash exercise, the Company hereby instructs the Warrant Agent to record cost basis for newly issued shares at the time of such exercise in accordance with instructions by the Company. If the Company does not provide such cost basis information to the Warrant Agent, as outlined above, then the Warrant Agent will treat those shares issued hereunder as uncovered securities or the equivalent, and each holder of such shares will need to obtain such cost basis information from the Company.

       (b)   In the event of a cashless exercise, the Company shall provide cost basis for shares issued pursuant to a cashless exercise at the time the Company provides the cashless exercise to the Warrant Agent pursuant to <u>Section 3.7</u> hereof.

4.   Dissolution, Liquidation or Winding up.

       Unless <u>Section 5.1(g)</u> applies, if, on or prior to the Expiration Date, the Company (or any other Person controlling the Company) shall propose a voluntary or involuntary dissolution, liquidation or winding up (a "***Winding Up***") of the affairs of the Company, the Company shall give written notice thereof to the Warrant Agent and all Holders in the manner provided in <u>Section 11.1(b)</u> prior to the date on which such transaction is expected to become effective or, if earlier, the record date for such transaction. Such notice shall also specify the date as of which the holders of record of the shares of Common Stock shall be entitled to exchange their shares for securities, money or other property deliverable upon such dissolution, liquidation or winding up, as the case may be, on which date each Holder of Warrant Certificates shall receive the securities, money or other property which such Holder would have been entitled to receive had such Holder been the holder of record of the shares of Common Stock into which the Warrants were exercisable immediately prior to such dissolution, liquidation or winding up (net of the then applicable Exercise Price) and the rights to exercise the Warrants shall terminate.

       Unless <u>Section 5.1(g)</u> applies, in case of any such voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall deposit with the Warrant Agent any funds or other property which the Holders are entitled to receive pursuant to the above paragraph, together with a Company Order as to the distribution thereof. After receipt of such deposit from the Company and after receipt of surrendered Warrant Certificates evidencing Warrants, and any such other necessary information as the Warrant Agent may reasonably require, the Warrant Agent shall make payment in appropriate amount to such Person or Persons as it may be directed in

writing by the Holder surrendering such Warrant Certificate. The Warrant Agent shall not be required to pay interest on any money deposited pursuant to the provisions of this Section 4 except such as it shall agree with the Company to pay thereon. Any moneys, securities or other property which at any time shall be deposited by the Company or on its behalf with the Warrant Agent pursuant to this Section 4 shall be, and are hereby, assigned, transferred and set over to the Warrant Agent in accordance with Section 3.3 hereof; provided, that, moneys, securities or other property need not be segregated from other funds, securities or other property held by the Warrant Agent except to the extent required by law.

5. **Adjustments**.

5.1   Adjustments. In order to prevent dilution of the rights granted under the Warrants and to grant the Holders certain additional rights, the Exercise Price shall be subject to adjustment from time to time only as specifically provided in this Section 5.1 (the "***Adjustment Events***") and the number of shares of Common Stock obtainable upon exercise of Warrants shall be subject to adjustment from time to time only as specifically provided in this Section 5.1.

(a)   Subdivisions and Combinations. In the event the Company shall, at any time or from time to time after the Original Issue Date while any Warrants remain outstanding and unexpired in whole or in part, effect a subdivision (by any stock split or otherwise) of the outstanding shares of Common Stock into a greater number of shares of Common Stock (other than (x) a subdivision upon a Transaction to which Section 5.1(g) applies or (y) a stock split effected by means of a stock dividend or distribution to which Section 5.1(b) applies), then and in each such event the Exercise Price in effect at the opening of business on the day after the date upon which such subdivision becomes effective shall be proportionately decreased. Conversely, if the Company shall, at any time or from time to time after the Original Issue Date while any Warrants remain outstanding and unexpired in whole or in part, effect a combination (by any reverse stock split, combination, subdivision or otherwise) of the outstanding shares of Common Stock into a smaller number of shares of Common Stock (other than a combination upon a Transaction to which Section 5.1(g) applies), then and in each such event the Exercise Price in effect at the opening of business on the day after the date upon which such combination becomes effective shall be proportionately increased. Any adjustment under this Section 5.1(a) shall become effective immediately after the opening of business on the day after the date upon which the subdivision or combination becomes effective.

(b)   Common Stock Dividends. In the event the Company shall, at any time or from time to time after the Original Issue Date while any Warrants remain outstanding and unexpired in whole or in part, make or issue to the holders of its Common Stock a dividend or distribution payable in, or otherwise make or issue a dividend or other distribution on any class of its capital stock payable in, shares of Common Stock (other than a dividend or distribution upon a Transaction to which Section 5.1(g) applies), then and in each such event the Exercise Price in effect at the opening of business on the day after the date for the determination of the holders of shares of Common Stock entitled to receive such dividend or distribution shall be decreased by multiplying such Exercise Price by a fraction (not to be greater than 1):

(i)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding at the close of business on such date for determination; and

(ii)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding at the close of business on such date for determination plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Any adjustment under this Section 5.1(b) shall, subject to Section 5.1(e)(iv), become effective immediately after the opening of business on the day after the date for the determination of the holders of shares of Common Stock entitled to receive such dividend or distribution.

(c)   Reclassifications. A reclassification of the Common Stock (other than any such reclassification in connection with a merger or consolidation or sale to which Section 5.1(g) applies) into shares of Common Stock and shares of any other class of stock shall be deemed:

(i)   a Special Dividend by the Company to the holders of its Common Stock of such shares of such other class of stock for the purposes and within the meaning of Section 5.1(d) (and the effective date of such reclassification shall be deemed to be "the date for the determination of the holders of Common Stock entitled to receive such dividend or distribution" for the purposes and within the meaning of Section 5.1(d)); and

(ii)   if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock for the purposes and within the meaning of Section 5.1(a) (and the effective date of such reclassification shall be deemed to be "the date upon which such subdivision becomes effective" or "the date upon which such combination becomes effective," as applicable, for the purposes and within the meaning of Section 5.1(a)).

(d)   Special Dividends. In the event the Company shall, at any time or from time to time after the Original Issue Date while any Warrants remain outstanding and unexpired in whole or in part, make or issue any dividend of cash or other distribution of cash and/or property, whether in a spin-off transaction or otherwise, to all holders of its Common Stock (other than any dividend or distribution (i) upon a Transaction to which Section 5.1(g) applies or (ii) made pursuant to a regular dividend policy of the Company as approved by the Board of Directors) (a "*Special Dividend*"), then and in each such event, the Exercise Price in effect immediately prior to the close of business on the date for the determination of the holders of Common Stock entitled to receive such dividend or distribution shall be decreased (to an amount not less than the lesser of the par value of the Common Stock as of the date hereof and such par value as of such date of determination) by an amount equal to (x) the amount of the cash plus (y) the fair market value of any property comprising such Special Dividend as determined as of such date by the Treasurer or Chief Financial Officer of the Company in good faith as of the date of such Special Dividend, in each case, so distributed to one share of Common Stock.

Any adjustment under this Section 5.1(d) shall, subject to Section 5.1(e)(v), become effective immediately prior to the opening of business on the day after the date for the determination of the holders of Common Stock entitled to receive such Special Dividend.

For purposes of clarity, if a declared Special Dividend would have reduced the Exercise Price to an amount below the par value per share of the Common Stock, the Exercise Price will be reduced to the par value per share of the Common Stock and any remaining amount of cash of the Special Dividend that would have resulted in a reduction of the Exercise Price below the par value per share of the Common Stock shall be disregarded.

(e)   Other Provisions Applicable to Adjustments. The following provisions shall be applicable to the making of adjustments to the Exercise Price and the number of shares of Common Stock into which each Warrant is exercisable under Section 5.1:

(i)   Treasury Stock. The dividend or distribution of any issued shares of Common Stock owned or held by or for the account of the Company shall be deemed a dividend or distribution of shares of Common Stock for purposes of Section 5.1(b). The Company shall not make or issue any dividend or distribution on shares of Common Stock held in the treasury of the Company. For the purposes of Section 5.1(b), the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of the Company.

(ii)   When Adjustments Are to be Made. The adjustments required by Section 5.1(a), Section 5.1(b), Section 5.1(c) and Section 5.1(d) shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that no adjustment of the Exercise Price that would otherwise be required shall be made unless and until such adjustment either by itself or with other adjustments not previously made increases or decreases the Exercise Price immediately prior to the making of such adjustment by at least 1%. Any adjustment representing a change of less than such minimum amount (except as aforesaid) shall be carried forward and made as soon as such adjustment, together with other adjustments required by Section 5.1(a), Section 5.1(b), Section 5.1(c) and Section 5.1(d) and not previously made, would result in such minimum adjustment.

(iii)   Fractional Interests. In computing adjustments under Section 5.1, fractional interests in Common Stock shall be taken into account to the nearest one-thousandth of a share.

(iv)   Deferral of Issuance Upon Exercise. In any case in which Section 5.1(b) shall require that a decrease in the Exercise Price be made effective prior to the occurrence of a specified event and any Warrant is exercised after the time at which the adjustment became effective but prior to the occurrence of such specified event and, in connection therewith, Section 5.1(f) shall require a corresponding increase in the number of shares of Common Stock into which each Warrant is exercisable, the Company may elect to defer, with written notice to the Warrant Agent (but not in any event later than the Expiration Date or the closing date of the applicable Sale Transaction) until the occurrence of such specified event (A) the issuance to the Holder of the Warrant Certificate evidencing such Warrant (or other Person entitled thereto) of, and the registration of such Holder (or other Person) as the record holder of, the Common Stock over and above the Common Stock issuable upon such exercise on the basis of the number of shares of Common Stock obtainable upon exercise of such Warrant immediately prior to such adjustment and to

require payment in respect of such number of shares the issuance of which is not deferred on the basis of the Exercise Price in effect immediately prior to such adjustment and (B) the corresponding reduction in the Exercise Price; provided, however, that the Company shall deliver to such Holder or other Person a due bill or other appropriate instrument that meet any applicable requirements of the principal national securities exchange or other market on which the Common Stock is then traded and evidences the right of such Holder or other Person to receive, and to become the record holder of, such additional shares of Common Stock, upon the occurrence of such specified event requiring such adjustment (without payment of any additional Exercise Price in respect of such additional shares).

(v)   Deferral of Reduction in Exercise Price. In any case in which Section 5.1(d) shall require that a decrease in the Exercise Price be made effective prior to the occurrence of a specified event and any Warrant is exercised after the time at which the adjustment became effective but prior to the occurrence of such specified event, the Company may elect to defer, with written notice to the Warrant Agent (but not in any event later than the Expiration Date or the closing date of the applicable Sale Transaction) until the occurrence of such specified event the corresponding reduction in the Exercise Price; provided, however, that the Company shall deliver to the Holder of the Warrant Certificate evidencing such Warrant an appropriate instrument that evidences the right of such Holder to receive from the Company, upon the occurrence of such specified event requiring such adjustment, a cash refund equal to the difference between (x) the Exercise Price paid to the Company on the Exercise Date and (y) the Exercise Price as so reduced as a result of such adjustment pursuant to Section 5.1(d).

(f)   Adjustment to Shares Obtainable Upon Exercise. Whenever the Exercise Price is adjusted as provided in this Section 5.1 (other than Section 5.1(d) in the case of a Special Dividend), the number of shares of Common Stock into which a Warrant is exercisable shall simultaneously be adjusted by multiplying such number of shares of Common Stock into which a Warrant is exercisable immediately prior to such adjustment by a fraction, the numerator of which shall be the Exercise Price immediately prior to such adjustment, and the denominator of which shall be the Exercise Price immediately thereafter.

(g)   Changes in Common Stock. In case at any time or from time to time after the Original Issue Date while any Warrants remain outstanding and unexpired in whole or in part, the Company shall be a party to or shall otherwise engage in any transaction or series of related transactions constituting: (1) a merger of the Company into, a direct or indirect sale of all of the Company's equity to, or a consolidation of the Company with, any other Person in which the previously outstanding shares of Common Stock shall be (either directly or upon subsequent liquidation) cancelled, reclassified or converted or changed into or exchanged for securities or other property (including cash) or any combination of the foregoing, or a sale of all or substantially all of the assets of the Company and its Subsidiaries (taken as a whole) (a "**Non-Surviving Transaction**"), or (2) any merger of another Person into the Company in which the previously outstanding shares of Common Stock shall be cancelled, reclassified or converted or changed into or exchanged for securities of the Company or other property (including cash) or any combination of the foregoing (a "**Surviving Transaction**"; any Non-Surviving Transaction or Surviving Transaction being herein called a "**Transaction**") then:

(i)   if such Transaction is a Redomestication Transaction, as a condition to the consummation of such Redomestication Transaction, the Company shall cause such other Person to execute and deliver to the Warrant Agent a written instrument providing that:

(A)   so long as any Warrant remains outstanding in whole or in part (including after giving effect to the changes specified under clause (B) below), such Warrant, upon the exercise thereof at any time on or after the consummation of such Redomestication Transaction, shall be exercisable (on such terms and subject to such conditions as shall be as nearly equivalent as may be practicable to the provisions set forth in this Agreement) into, in lieu of the Common Stock issuable upon such exercise prior to such consummation, only the securities ("*Substituted Securities*") that would have been receivable upon such Redomestication Transaction by a holder of the number of shares of Common Stock into which such Warrant was exercisable immediately prior to such Redomestication Transaction assuming, in the case of any such Redomestication Transaction, if (as a result of rights of election or otherwise) the kind or amount of securities, cash and other property receivable upon such Redomestication Transaction is not the same for each share of Common Stock held immediately prior to such Redomestication Transaction, such holder of Common Stock is a Person ("*Qualifying Person*") that is neither (I) an employee of the Company or of any Subsidiary thereof nor (II) a Person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be ("*Constituent Person*"), or an Affiliate of a Constituent Person; and

(B)   the rights and obligations of such other Person and the Holders in respect of Substituted Securities shall be substantially unchanged to be as nearly equivalent as may be practicable to the rights and obligations of the Company and Holders in respect of Common Stock hereunder as set forth in Section 3.1 hereof;

(ii)   with respect to any Redomestication Transaction, such written instrument under clause (i) above shall provide for adjustments which, for events subsequent to the effective date of such written instrument shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. The above provisions of this Section 5.1(g) shall similarly apply to successive Transactions; or

(iii)   if such Transaction is a Sale Transaction, then, at the effective time of the consummation of such Sale Transaction any Warrants not exercised prior to the closing of such Sale Transaction shall automatically terminate and become void and shall be cancelled for no further consideration.

(h)   Compliance with Governmental Requirements. Before taking any action that would cause an adjustment reducing the Exercise Price below the then par value of any of the shares of Common Stock into which the Warrants are exercisable, the Company will take any corporate action that may be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of such Common Stock at such adjusted Exercise Price.

(i)   Optional Tax Adjustment. The Company may at its option, at any time during the term of the Warrants, increase the number of shares of Common Stock into which each Warrant is exercisable, or decrease the Exercise Price, in addition to those changes required by Section 5.1(a), Section 5.1(b), Section 5.1(c) and Section 5.1(d), as deemed advisable by the Board of Directors of the Company, in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the recipients.

(j)   Warrants Deemed Exercisable. For purposes solely of this Section 5, the number of shares of Common Stock which the holder of any Warrant would have been entitled to receive had such Warrant been exercised in full at any time or into which any Warrant was exercisable at any time shall be determined assuming such Warrant was exercisable in full at such time.

(k)   Notice of Adjustment. Upon the occurrence of each adjustment of the Exercise Price or the number of shares of Common Stock into which a Warrant is exercisable pursuant to this Section 5.1, the Company at its expense shall promptly:

(i)   compute such adjustment in accordance with the terms hereof;

(ii)   after such adjustment becomes effective, deliver to all Holders, in accordance with Section 11.1(b) and Section 11.2 (including by means of a current report on Form 8-K), a notice setting forth such adjustment and showing in detail the facts upon which such adjustment is based; and

(iii)   deliver to the Warrant Agent a certificate of the Chief Financial Officer of the Company setting forth the Exercise Price and the number of shares of Common Stock into which each Warrant is exercisable after such adjustment and setting forth a brief statement of the facts requiring such adjustment and the computation by which such adjustment was made (including a description of the basis on which the Current Market Price of the Common Stock). As provided in Section 10, the Warrant Agent shall be entitled to rely on such certificate and shall be under no duty or responsibility with respect to any such certificate, except to exhibit the same from time to time to any Holder desiring an inspection thereof during reasonable business hours. The Company hereby agrees that it will provide the Warrant Agent with reasonable notice of any Adjustment Event set forth in this Section 5.1. The Company further agrees that it will provide to the Warrant Agent with any new or amended exercise terms. The Warrant Agent shall have no obligation under any Section of this Agreement to determine whether an Adjustment Event has occurred or to calculate any of the adjustments set forth herein.

(l)   Statement on Warrant Certificates. Irrespective of any adjustment in the Exercise Price or amount or kind of shares into which the Warrants are exercisable, Warrant Certificates theretofore or thereafter issued may continue to express the same Exercise Price initially applicable or amount or kind of shares initially issuable upon exercise of the Warrants evidenced thereby pursuant to this Agreement.

5.2   Fractional Interest. The Company shall not be required upon the exercise of any Warrant (including, without limitation, under Section 3.7) to issue any fractional shares of

Common Stock, but may, in lieu of issuing any fractional shares of Common Stock make an adjustment therefore in cash on the basis of the Current Market Price per share of Common Stock on the date of such exercise. If Warrant Certificates evidencing more than one Warrant shall be presented for exercise at the same time by the same Holder, the number of full shares of Common Stock which shall be issuable upon such exercise thereof shall be computed on the basis of the aggregate number of Warrants so to be exercised. The Holders, by their acceptance of the Warrant Certificates, expressly waive their right to receive any fraction of a share of Common Stock or a stock certificate representing a fraction of a share of Common Stock if such amount of cash is paid in lieu thereof. If the Company shall decide that cash will be provided instead of fractional shares, then the Company shall inform the Warrant Agent of the amount to be paid upon the fractional exercise of the Warrant. Further, if the Company shall decide that cash will be provided instead of fractional shares, then the Company shall provide an initial funding of one thousand dollars ($1000) for the purpose of issuing cash in lieu of fractional shares. From time to time thereafter, Broadridge may request additional funding to cover fractional payments. Broadridge shall have no obligation to make fractional payments unless the Company shall have provided the necessary funds to pay in full all amounts due and payable with respect thereto.

5.3   No Other Adjustments. Except in accordance with Section 5.1, the applicable Exercise Price and the number of shares of Common Stock obtainable upon exercise of any Warrant will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing, including, without limitation

(i)   upon the issuance of any other securities by the Company on or after the Original Issue Date, whether or not contemplated by the Plan, or upon the issuance of shares of Common Stock upon the exercise of any such securities;

(ii)   upon the issuance of any shares of Common Stock or other securities or any payments pursuant to any management or other equity incentive plan of the Company;

(iii)   upon the issuance of any shares of Common Stock pursuant to the exercise of the Warrants; or

(iv)   upon the issuance of any shares of Common Stock or other securities of the Company in connection with a business acquisition transaction.

6.   Loss or Mutilation.

If (a) any mutilated, lost, stolen or destroyed Warrant Certificate is surrendered to the Warrant Agent or (b) both (i) there shall be delivered to the Company and the Warrant Agent (A) a claim by a Holder as to the destruction, loss or wrongful taking of any Warrant Certificate of such Holder and a request thereby for a new replacement Warrant Certificate, and (B) such open penalty surety bond and/or indemnity bond as may be required by them to save each of them and any agent of either of them harmless and (ii) such other reasonable requirements as may be imposed by the Company or Warrant Agent as permitted by Section 8-405 of the Uniform Commercial Code have been satisfied, then, in the absence of notice to the Company or the Warrant Agent that such Warrant Certificate has been acquired by a "protected purchaser" within the

meaning of Section 8-405 of the Uniform Commercial Code or bona fide purchaser, and (iii) at the Company's or the Warrant Agent's request, reimbursement to the Company and the Warrant Agent of all reasonable expenses incidental thereto, the Company shall execute and upon its written request the Warrant Agent shall countersign and deliver to the registered Holder of the lost, wrongfully taken, destroyed or mutilated Warrant Certificate, in exchange therefore or in lieu thereof, a new Warrant Certificate of the same tenor and for a like aggregate number of Warrants. At the written request of such registered Holder, the new Warrant Certificate so issued shall be retained by the Warrant Agent as having been surrendered for exercise, in lieu of delivery thereof to such Holder, and shall be deemed for purposes of Section 3.2(c)(II) to have been surrendered for exercise on the date the conditions specified in clauses (A) or (B) of the preceding sentence were first satisfied. The Warrant Agent may, at its option, issue replacement Warrants for mutilated certificates upon presentation thereof without such indemnity.

Upon the issuance of any new Warrant Certificate under this Section 6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses (including the reasonable and documented fees and expenses of the Warrant Agent and of counsel to the Company) in connection therewith.

Every new Warrant Certificate executed and delivered pursuant to this Section 6 in lieu of any lost, wrongfully taken or destroyed Warrant Certificate shall constitute an additional contractual obligation of the Company, whether or not the allegedly lost, wrongfully taken or destroyed Warrant Certificate shall be at any time enforceable by anyone, and shall be entitled to the benefits of this Agreement equally and proportionately with any and all other Warrant Certificates duly executed and delivered hereunder.

The provisions of this Section 6 are exclusive and shall preclude (to the extent lawful) all other rights or remedies with respect to the replacement of mutilated, lost, wrongfully taken, or destroyed Warrant Certificates.

7.   **Reservation and Authorization of Common Stock**.

The Company covenants that, for the duration of the Exercise Period, the Company will at all times reserve and keep available, from its authorized and unissued Common Stock solely for issuance and delivery upon the exercise of the Warrants and free of preemptive rights, such number of shares of Common Stock and other securities, cash or property as from time to time shall be issuable upon the exercise in full of all outstanding Warrants for cash. The Company further covenants that it shall, from time to time, take all steps necessary to increase the authorized number of shares of its Common Stock if at any time the authorized number of shares of Common Stock remaining unissued would otherwise be insufficient to allow delivery of all the shares of Common Stock then deliverable upon the exercise in full of all outstanding Warrants. The Company covenants that all shares of Common Stock issuable upon exercise of the Warrants will, upon issuance, be duly and validly issued, fully paid and nonassessable and will be free of restrictions on transfer and will be free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously or otherwise specified herein or in connection with a Cashless Exercise). The Company shall take all such actions as may be necessary to ensure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any U.S. national securities

exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance). The Company covenants that all shares of Common Stock will, at all times that Warrants are exercisable, be duly approved for listing subject to official notice of issuance on each securities exchange, if any, on which the Common Stock is then listed. The Company covenants that the stock certificates issued to evidence any shares of Common Stock issued upon exercise of Warrants, if any, will comply with the Delaware General Corporation Law and any other applicable law.

8.   **Warrant Transfer Books**.

The Warrant Agent will maintain an office or offices (the "***Corporate Agency Office***") in the United States of America, where Warrant Certificates may be surrendered for registration of transfer or exchange and where Warrant Certificates may be surrendered for exercise of Warrants evidenced thereby, which office is 51 Mercedes Way, Edgewood, NY 11717 on the Original Issue Date. The Warrant Agent will give prompt written notice to all Holders of Warrant Certificates of any change in the location of such office.

The Warrant Certificates evidencing the Warrants shall be issued in registered form only. The Company shall cause to be kept at the office or offices of the Warrant Agent designated for such purpose a warrant register (the "***Warrant Register***") in which, subject to such reasonable regulations as the Warrant Agent may prescribe and such regulations as may be prescribed by law, the Company shall provide for the registration of Warrant Certificates and of transfers or exchanges of Warrant Certificates as herein provided.

Upon surrender for registration of transfer of any Warrant Certificate at the Corporate Agency Office, the Company shall execute, and the Warrant Agent shall countersign and deliver, in the name of the designated transferee or transferees, one or more new Warrant Certificates evidencing a like aggregate number of Warrants.

At the option of the Holder, Warrant Certificates may be exchanged at the office or offices of the Warrant Agent upon payment of the charges hereinafter provided for other Warrant Certificates evidencing a like aggregate number of Warrants. Whenever any Warrant Certificates are so surrendered for exchange, the Company shall execute, and the Warrant Agent shall countersign and deliver, the Warrant Certificates of the same tenor and evidencing the same number of Warrants as evidenced by the Warrant Certificates surrendered by the Holder making the exchange.

All Warrant Certificates issued upon any registration of transfer or exchange of Warrant Certificates shall be the valid obligations of the Company, evidencing the same obligations, and entitled to the same benefits under this Agreement, as the Warrant Certificates surrendered for such registration of transfer or exchange.

Every Warrant Certificate surrendered for registration of transfer or exchange shall (if so required by the Company or the Warrant Agent) be: (i) duly endorsed and containing a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association, or (ii) be accompanied by a written instrument of transfer in form satisfactory to the Company and the Warrant Agent, duly executed by the Holder

thereof or his attorney duly authorized in writing, also containing a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association. Further, to effect such transfer or exchange, all other necessary information or documentation shall be provided as the Warrant Agent may reasonably request.

No service charge shall be made for any registration of transfer or exchange of Warrant Certificates; provided, however, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such reports of registered ownership of the Warrants and such records of transactions with respect to the Warrants and the shares of Common Stock as the Company may reasonably request. The Warrant Agent shall, upon reasonable advance notice, also make available to the Company for inspection by the Company's agents or employees, from time to time as the Company may reasonably request, such original books of accounts and records maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Corporate Agency Office during normal business hours.

The Warrant Agent shall keep copies of this Agreement and any notices given to Holders hereunder available for inspection, upon reasonable advance notice, by the Holders during normal business hours at the Corporate Agency Office. The Company shall supply the Warrant Agent from time to time with such numbers of copies of this Agreement as the Warrant Agent may request.

9. **Warrant Holders**.

    9.1   <u>No Voting or Dividend Rights.</u>

(a)   No Holder of a Warrant Certificate evidencing any Warrant shall have or exercise any rights by virtue hereof as a holder of Common Stock of the Company, including, without limitation, the right to vote, to receive dividends and other distributions as a holder of Common Stock or to receive notice of, or attend, meetings or any other proceedings of the holders of Common Stock.

(b)   The consent of any Holder of a Warrant Certificate shall not be required with respect to any action or proceeding of the Company.

(c)   Except as provided in <u>Section 4</u>, no Holder of a Warrant Certificate, by reason of the ownership or possession of a Warrant or the Warrant Certificate representing the same, shall have any right to receive any cash dividends, stock dividends, allotments or rights or other distributions paid, allotted or distributed or distributable to the holders of Common Stock prior to, or for which the relevant record date preceded, the date of the exercise of such Warrant.

(d)   No Holder of a Warrant Certificate shall have any right not expressly conferred hereunder or under, or by applicable law with respect to, the Warrant Certificate held by such Holder.

9.2   Rights of Action. All rights of action against the Company in respect of this Agreement, except rights of action vested in the Warrant Agent, are vested in the Holders of the Warrant Certificates, and any Holder of any Warrant Certificate, without the consent of the Warrant Agent or the Holder of any other Warrant Certificate, may, in such Holder's own behalf and for such Holder's own benefit, enforce and may institute and maintain any suit, action or proceeding against the Company suitable to enforce, or otherwise in respect of, such Holder's right to exercise such Holder's Warrants in the manner provided in this Agreement.

9.3   Treatment of Holders of Warrant Certificates. Every Holder, by virtue of accepting a Warrant Certificate, consents and agrees with the Company, with the Warrant Agent and with every subsequent holder of such Warrant Certificate that, prior to due presentment of such Warrant Certificate for registration of transfer, the Company and the Warrant Agent may treat the Person in whose name the Warrant Certificate is registered as the owner thereof for all purposes and as the Person entitled to exercise the rights granted under the Warrants, and neither the Company, the Warrant Agent nor any agent thereof shall be affected by any notice to the contrary.

10.   Concerning the Warrant Agent. Sections 10.1(d), 10.2, 10.3, 10.4, 10.5, 10.6 and 10.8 shall survive the expiration of the Warrants and the termination of this Agreement and the resignation, replacement or removal of the Warrant Agent.

10.1   Rights and Duties of the Warrant Agent.

(a)   The Company hereby appoints the Warrant Agent to act as agent of the Company as set forth in this Agreement. The Warrant Agent hereby accepts the appointment as agent of the Company and agrees to perform that agency upon the terms and conditions set forth in this Agreement and in the Warrant Certificates or as the Company and the Warrant Agent may hereafter agree, by all of which the Company and the Holders of Warrant Certificates, by their acceptance thereof, shall be bound; provided, however, that the terms and conditions contained in the Warrant Certificates are subject to and governed by this Agreement or any other terms and conditions hereafter agreed to by the Company and the Warrant Agent. The Warrant Agent shall act solely as agent of the Company hereunder and does not assume any obligation or relationship of agency or trust for or with any of the Holders or any beneficial owners of Warrants.

(b)   The Warrant Agent shall not, by countersigning Warrant Certificates or by any other act hereunder, be deemed to make any representations as to validity or authorization of (i) the Warrants or the Warrant Certificates (except as to its countersignature thereon), (ii) any securities or other property delivered upon exercise of any Warrant, (iii) the accuracy of the computation of the number or kind or amount of stock or other securities or other property deliverable upon exercise of any Warrant, (iv) the correctness of any of the representations of the Company made in such certificates that the Warrant Agent receives; or (v) any of the statements of act or recitals contained in this Warrant Agreement. The Warrant Agent shall not at any time have any duty to calculate or determine whether any facts exist that may require any adjustments pursuant to Section 5 hereof with respect to the kind and amount of shares or other securities or any property issuable to Holders upon the exercise of Warrants required from time to time. The Warrant Agent shall have no duty or responsibility to determine the accuracy or correctness of such

calculation or with respect to the methods employed in making the same. The Warrant Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any shares of Common Stock or of any securities or property which may at any time be issued or delivered upon the exercise of any Warrant or upon any adjustment pursuant to Section 5 hereof, and it makes no representation with respect thereto. The Warrant Agent shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver any shares of Common Stock or stock certificates or other securities or property upon the surrender of any Warrant Certificate for the purpose of exercise or upon any adjustment pursuant to Section 5 hereof or to comply with any of the covenants of the Company contained in Section 5 hereof. The Company shall perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further acts, instruments and assurances as may reasonably be required by the Warrant Agent in order to enable it to carry out or perform its duties under this Agreement.

(c)   The Warrant Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Warrant Agreement or in the Warrant Certificates (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by the Company only.

(d)   The Warrant Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any holder of Warrants with respect to any action or default by the Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Company.

(e)   The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents, and the Warrant Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, absent gross negligence, willful misconduct, fraud or bad faith (each as determined by a final judgment of a court of competent jurisdiction) in the selection and continued employment thereof, provided, however, that the selection and the continued employment of any such attorney, agent or employee was not a result of gross negligence, willful misconduct, fraud or bad faith (each as determined by a final judgment of a court of competent jurisdiction).

(f)   The Warrant Agent may rely on and shall be held harmless and protected and shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it absent gross negligence, willful misconduct, fraud or bad faith (each as determined by a final judgment of a court of competent jurisdiction). in reliance upon any certificate, statement, instrument, opinion, notice, letter, facsimile transmission, telegram or other document, or any security delivered to it, and believed by it to be genuine and to have been made or signed by the proper party or parties, or upon any written or oral instructions or statements from the Company with respect to any matter relating to its acting as Warrant Agent hereunder.

(g)   The Warrant Agent shall not be obligated to expend or risk its own funds or to take any action that it believes would expose or subject it to expense or liability or to a risk of incurring expense or liability, unless it has been furnished with assurances of repayment or indemnity satisfactory to it.

(h)   The Warrant Agent shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to any registration statement filed with the Commission or this Warrant Agreement, including without limitation obligations under applicable regulation or law.

(i)   The Warrant Agent shall not be accountable or under any duty or responsibility for the use by the Company of any Warrants authenticated by the Warrant Agent and delivered by it to the Company pursuant to this Warrant Agreement or for the application by the Company of the proceeds of the issue and sale, or exercise, of the Warrants.

(j)   The Warrant Agent shall act hereunder solely as agent for the Company, and its duties shall be determined solely by the express provisions hereof (and no duties or obligations shall be inferred or implied). The Warrant Agent shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the Warrants.

(k)   The Warrant Agent may rely on and be fully authorized and protected in acting or failing to act upon (i) any guaranty of signature by an "eligible guarantor institution" that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable "signature guarantee program" or insurance program in addition to, or in substitution for, the foregoing; or (ii) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.

(l)   In the event the Warrant Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Warrant Agent hereunder, the Warrant Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Company, the holder of any Warrant Certificate or any other Person or entity for refraining from taking such action, unless the Warrant Agent receives written instructions signed by the Company which eliminates such ambiguity or uncertainty to the satisfaction of Warrant Agent.

(m)   Whenever in the performance of its duties under this Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President, a Vice President, the Chief Financial Officer or the Secretary of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement, and will be held harmless for such reliance, and shall not be held liable in connection with any delay in receiving such statement.

10.2   Limitation of Liability.

(a)   The Warrant Agent shall be liable hereunder only for its own gross negligence, willful misconduct, fraud or bad faith (each as determined by a final judgment of a court of competent jurisdiction). Notwithstanding anything contained herein to the contrary, the Warrant Agent's aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by the Company to Warrant Agent as fees and charges, but not including reimbursable expenses, during the twenty four (24) months immediately preceding the event for which recovery from Warrant Agent is being sought. Neither party to this Agreement shall be liable to the other party for any consequential, indirect, special or incidental damages under any provisions of this Agreement or for any consequential, indirect, punitive, special or incidental damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.

(b)   Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant. The Warrant Agent shall not be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant. The Warrant Agent shall not be responsible to make any adjustments required under the provisions of Section 5 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock to be issued pursuant to this Agreement or any Warrant or as to whether any shares of Common Stock shall, when issued, be valid and fully paid and non-assessable.

10.3   Indemnification.

(a)   The Company covenants and agrees to indemnify and to hold the Warrant Agent harmless against any costs, expenses (including reasonable and documented fees of its legal counsel), losses or damages, which may be paid, incurred or suffered by or to which it may become subject, arising from or out of, directly or indirectly, any claims or liability resulting from its actions as Warrant Agent pursuant hereto; provided, that such covenant and agreement does not extend to, and the Warrant Agent shall not be indemnified with respect to, such costs, expenses, losses and damages incurred or suffered by the Warrant Agent as a result of, or arising out of, its gross negligence, bad faith, or willful misconduct.

(b)   Instructions. From time to time, the Company may provide the Warrant Agent with instructions, by Company Order or otherwise, concerning the services performed by the Warrant Agent hereunder. In addition, at any time the Warrant Agent may apply to any officer of Company for instruction, and may consult with legal counsel for the Warrant Agent or the Company with respect to any matter arising in connection with the services to be performed by the Warrant Agent under this Warrant Agreement. Warrant Agent and its agents and subcontractors shall not be liable and shall be indemnified by Company for any action taken, suffered or omitted to be taken by Warrant Agent in reliance upon any Company instructions or upon the advice or opinion of such counsel.

10.4   Right to Consult Counsel. The Warrant Agent may at any time consult with legal counsel satisfactory to it (who may be legal counsel for the Company), and the Warrant Agent shall incur no liability or responsibility to the Company or to any Holder for any action taken, suffered or omitted by it absent gross negligence, willful misconduct, fraud or bad faith (each as determined by a final judgment of a court of competent jurisdiction) in accordance with the opinion or advice of such counsel.

10.5   Compensation and Reimbursement. The Company agrees to pay to the Warrant Agent from time to time reasonable compensation for all fees and expenses relating to its services hereunder as the Company and the Warrant Agent may agree from time to time and to reimburse the Warrant Agent for reasonable expenses and disbursements, including reasonable counsel fees incurred in connection with the execution and administration of this Agreement.

10.6   Warrant Agent May Hold Company Securities. The Warrant Agent and any stockholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Warrant Agent under this Warrant Agreement. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity. Nothing herein shall preclude the Warrant Agent or any Countersigning Agent from acting in any other capacity for the Company or for any other legal entity.

10.7   Resignation and Removal; Appointment of Successor.

(a)   The Warrant Agent may resign its duties and be discharged from all further duties and liability hereunder (except liability arising as a result of the Warrant Agent's own gross negligence or willful misconduct) after giving 30 days' prior written notice to the Company. The Company may remove the Warrant Agent upon 30 days' written notice, and the Warrant Agent shall thereupon in like manner be discharged from all further duties and liabilities hereunder, except as aforesaid. The Warrant Agent shall, at the expense of the Company, cause notice to be given in accordance with Section 11.1(b) to the Company of said notice of resignation or notice of removal, as the case may be. Upon such resignation or removal, the Company shall appoint in writing a new Warrant Agent. If the Company shall fail to make such appointment within a period of 30 calendar days after it has been notified in writing of such resignation by the resigning Warrant Agent or after such removal, then the Holder of any Warrant Certificate may apply to any court of competent jurisdiction for the appointment of a new Warrant Agent. The new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be reasonably necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the reasonable expense of the Company and shall be legally and validly executed and delivered by the resigning or removed Warrant Agent. Not later than the effective date of any such appointment, the Company shall file notice thereof with the resigning or removed Warrant Agent. Failure to give any notice provided for in this Section 10.7(a), however, or any defect therein, shall not affect the legality or validity of the resignation of the Warrant Agent or the appointment of a new Warrant Agent as the case may be.

(b)   Any Person into which the Warrant Agent or any new Warrant Agent may be merged, or any Person resulting from any consolidation to which the Warrant Agent or any new Warrant Agent shall be a party, shall be a successor Warrant Agent under this Agreement without any further act. Any such successor Warrant Agent shall promptly cause notice of its succession as Warrant Agent to be given in accordance with Section 11.1(b) to each Holder of a Warrant Certificate at such Holder's last address as shown on the Warrant Register.

10.8   Appointment of Countersigning Agent.

(a)   The Warrant Agent may appoint a Countersigning Agent or Agents which shall be authorized to act on behalf of the Warrant Agent to countersign Warrant Certificates issued upon original issue and upon exchange, registration of transfer or pursuant to Section 6, and Warrant Certificates so countersigned shall be entitled to the benefits of this Agreement equally and proportionately with any and all other Warrant Certificates duly executed and delivered hereunder. Wherever reference is made in this Agreement to the countersignature and delivery of Warrant Certificates by the Warrant Agent or to Warrant Certificates countersigned by the Warrant Agent, such reference shall be deemed to include countersignature and delivery on behalf of the Warrant Agent by a Countersigning Agent and Warrant Certificates countersigned by a Countersigning Agent.

(b)   Any Person into which a Countersigning Agent may be merged or any corporation resulting from any consolidation to which such Countersigning Agent shall be a party, shall be a successor Countersigning Agent without any further act; provided, that, such corporation would be eligible for appointment as a new Countersigning Agent under the provisions of Section 10.8(a), without the execution or filing of any paper or any further act on the part of the Warrant Agent or the Countersigning Agent. Any such successor Countersigning Agent shall promptly cause notice of its succession as Countersigning Agent to be given in accordance with Section 11.1(b) to each Holder of a Warrant Certificate at such Holder's last address as shown on the Warrant Register.

(c)   A Countersigning Agent may resign at any time by giving 30 days' prior written notice thereof to the Warrant Agent and to the Company. The Warrant Agent may at any time terminate the agency of a Countersigning Agent by giving 30 days' prior written notice thereof to such Countersigning Agent and to the Company.

(d)   The Warrant Agent agrees to pay to each Countersigning Agent from time to time reasonable compensation for its services under this Section 10.8 and the Warrant Agent shall be entitled to be reimbursed for such payments, subject to the provisions of Section 10.5.

(e)   Any Countersigning Agent shall have the same rights and immunities as those of the Warrant Agent set forth Section 10 and this Agreement.

11. **Notices**.

      11.1   Notices Generally.

          (a)   Any request, notice, direction, authorization, consent, waiver, demand or other communication permitted or authorized by this Agreement to be made upon, given or furnished to or filed with the Company or the Warrant Agent by the other party hereto or by any Holder shall be sufficient for every purpose hereunder if in writing (including telecopy or electronic communication) and telecopied, sent via electronic means trackable or first-class mail or delivered by hand (including by courier service) as follows:

if to the Company, to:

> Denbury Inc.
> 5320 Legacy Drive
> Plano, Texas 75024
> Attention: Jim Matthews
> Facsimile: (972) 673-2300
> Email: jim.matthews@denbury.com

with a copy which shall not constitute notice to:

> Kirkland & Ellis LLP
> 609 Main Street, Suite 4700
> Houston, Texas 77002
> Attention: Julian J. Seiguer; Michael W. Rigdon
> Facsimile: (713) 836-3601

if to the Warrant Agent, to:

> Broadridge Corporate Issuer Solutions, Inc.
> 51 Mercedes Way
> Edgewood, NY 11717
> Attention: Corporate Actions Department

> With a copy (which shall not constitute notice) to:

> Broadridge Financial Solutions, Inc.
> 2 Gateway Center
> Newark, New Jersey 07102
> and a copy via email to:
> legalnotices@broadridge.com
> in each case, Attention: General Counsel

or, in either case, such other address as shall have been set forth in a notice delivered in accordance with this Section 11.1(a).

All such communications shall be effective when sent.

For effective delivery under this <u>Section 11</u>, any Person that telecopies or sends by electronic means any communication hereunder to any Person shall, on the same date as such telecopy or electronic copy is transmitted, also send, by trackable or first class mail, postage prepaid and addressed to such Person as specified above, an original or copy of the communication so transmitted.

(b)   Where this Agreement provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if (i) in writing and mailed, by trackable or first-class mail, to each Holder affected by such event, at the address of such Holder as it appears in the Warrant Register or (ii) sent by electronic means with an original or copy of the communication so transmitted sent (on the same date as such electronic copy is transmitted), by trackable or first class mail, postage prepaid and addressed to such Person as specified above. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made by a method approved by the Warrant Agent as one which would be most reliable under the circumstances for successfully delivering the notice to the addressees shall constitute a sufficient notification for every purpose hereunder.

Where this Agreement provides for notice of any event to a Holder of a Global Warrant Certificate, such notice shall be sufficiently given if given to the Depositary (or its designee), pursuant to its Applicable Procedures, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice.

11.2   <u>Required Notices to Holders</u>. In the event the Company shall:

(a)   take any action that would result in an adjustment to the Exercise Price and/or the number of shares of Common Stock issuable upon exercise of a Warrant pursuant to <u>Section 5.1</u> or

(b)   consummate any Transaction (each of (a) or (b), an "***Action***");

then, in each such case, unless the Company has made a filing with the Commission, including pursuant to a Current Report on Form 8-K, which filing discloses such Action, the Company shall cause to be delivered to the Warrant Agent and shall give to each Holder of a Warrant Certificate, in accordance with <u>Section 11.1(b)</u> hereof, a written notice of such Action, including, in the case of an action pursuant to <u>Section 11.2(a)</u>, the information required under <u>Section 5.1(k)(ii)</u> Such notice shall be given promptly after taking such Action.

If at any time the Company shall cancel any of the Actions for which notice has been given under this <u>Section 11.2</u> prior to the consummation thereof, the Company shall give each Holder

prompt notice of such cancellation in accordance with <u>Section 11.1(b)</u>, unless the Company has made a filing with the Commission, including pursuant to a current report on Form 8-K, which filing discloses the cancellation of such Actions.

In addition, in the event the Company enters into any definitive agreement with respect to any Sale Transaction, unless the Company has made a filing with the Commission, including pursuant to a Current Report on Form 8-K, which filing discloses such agreement, the Company shall cause to be delivered to the Warrant Agent and shall give to each Holder of a Warrant Certificate, in accordance with <u>Section 11.1(b)</u>, a notice of the entering into such definitive agreement.

12.   **Inspection**.

The Warrant Agent shall cause a copy of this Agreement to be available at all reasonable times at the office of the Warrant Agent for inspection by any Holder of any Warrant Certificate. The Warrant Agent may require any such Holder to submit its Warrant Certificate for inspection by the Warrant Agent.

13.   **Amendments**.

(a)   This Agreement may be amended by the Company and the Warrant Agent with the consent of the Required Warrant Holders.

(b)   Notwithstanding the foregoing, the Company and the Warrant Agent may, without the consent or concurrence of the Holders of the Warrant Certificates, by supplemental agreement or otherwise, amend this Agreement for the purpose of making any changes or corrections in this Agreement that (i) are required to cure any ambiguity or to correct or supplement any defective or inconsistent provision or clerical omission or mistake or manifest error herein contained or (ii) add to the covenants and agreements of the Company in this Agreement further covenants and agreements of the Company thereafter to be observed, or surrender any rights or powers reserved to or conferred upon the Company in this Agreement; <u>provided</u>, <u>however</u>, that in either case such amendment shall not adversely affect the rights or interests of the Holders of the Warrant Certificates hereunder in any material respect.

(c)   The consent of each Holder of any Warrant Certificate evidencing any warrants affected thereby shall be required for any supplement or amendment to this Agreement or the Warrants that would: (i) increase the Exercise Price or decrease the number of shares of Common Stock receivable upon exercise of Warrants, in each case other than as provided in <u>Section 5.1</u>; (ii) the Expiration Date is changed to an earlier date; or (iii) modify the provisions contained in <u>Section 5.1</u> in a manner adverse to the Holders of Warrant Certificates generally with respect to their Warrants.

(d)   The Warrant Agent shall join with the Company in the execution and delivery of any such amendment unless such amendment affects the Warrant Agent's own rights, duties or immunities hereunder, in which case the Warrant Agent may, but shall not be required to, join in such execution and delivery; <u>provided</u>, <u>that</u>, as a condition precedent to the Warrant Agent's execution of any amendment to this Agreement, the Company shall deliver to the Warrant Agent a certificate from an Appropriate Officer that states that the proposed amendment is in

compliance with the terms of this <u>Section 13</u>. Upon execution and delivery of any amendment pursuant to this <u>Section 13</u>, such amendment shall be considered a part of this Agreement for all purposes and every Holder of a Warrant Certificate theretofore or thereafter countersigned and delivered hereunder shall be bound thereby.

(e)   Promptly after the execution by the Company and the Warrant Agent of any such amendment, unless the Company has made a filing with the Commission, including pursuant to a current report on Form 8-K, which filing discloses such adjustment, the Company shall give notice to the Holders of Warrant Certificates, setting forth in general terms the substance of such amendment, in accordance with the provisions of <u>Section 11.1(b)</u>. Any failure of the Company to mail such notice or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

14.   Waivers.

The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Warrant Holders, as required pursuant to <u>Section 13</u>.

15.   Successor to Company.

So long as Warrants remain outstanding, the Company will not enter into any Redomestication Transaction unless the acquirer (a "***Successor Company***") shall expressly assume by a supplemental agreement, executed and delivered to the Warrant Agent, in form reasonably satisfactory to the Warrant Agent, the due and punctual performance of every covenant of this Agreement on the part of the Company to be performed and observed and shall have provided for exercise rights in accordance with <u>Section 5.1(g)(i)</u>. Upon the consummation of such Redomestication Transaction, the acquirer shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Agreement with the same effect as if such acquirer had been named as the Company herein.

The terms and provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company, the Warrant Agent and the Holders and their respective successors and permitted assigns.

16.   Headings.

The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

17.   Counterparts.

This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original, but all of which together constitute one and the same instrument. A signature to this Agreement transmitted electronically shall have the same authority, effect and enforceability as an original signature.

18.   Severability.

The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision hereof will not affect the validity or enforceability of the other provisions hereof; provided, that, if any provision of this Agreement, as applied to any party or to any circumstance, is adjudged by a court or governmental body not to be enforceable in accordance with its terms, the parties agree that the court or governmental body making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

19.   Information Rights.

The Company shall (a) furnish to the Holders any reports or other information delivered to the holders of Common Stock solely in their capacity as stockholders by the Company or its Subsidiaries at the same time such reports or other information are delivered or made available to such holders of Common Stock solely in their capacity as stockholders, and (b) provide Holders access to conference calls, webcasts or similar electronic communications to which holders of Common Stock are provided access by the Company or its Subsidiaries solely in their capacity as stockholders, if any, at the same time such conference calls, webcasts or similar communications are made accessible to such holders of Common Stock solely in their capacity as stockholders. For purposes of this Section 19, the Company shall be deemed to have furnished such reports and information to, or filed such reports and information with the Holders if it has filed such reports or information with the SEC via the EDGAR filing system.

20.   No Redemption.

The Warrants shall not be subject to redemption by the Company or any other Person; provided, that, the Warrants may be acquired by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of this Agreement.

21.   Persons Benefiting.

This Agreement shall be binding upon and inure to the benefit of the Company, the Warrant Agent and the Holders from time to time. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Company, the Warrant Agent and the Holders any rights or remedies under or by reason of this Agreement or any part hereof, and all covenants, conditions, stipulations, promises and agreements contained in this Warrant Agreement shall be for the sole and exclusive benefit of the parties hereto and of the Holders. Each Holder, by acceptance of a Warrant Certificate, agrees to all of the terms and provisions of this Agreement applicable thereto.

22.   Applicable Law.

THIS AGREEMENT, EACH WARRANT CERTIFICATE ISSUED HEREUNDER, EACH WARRANT EVIDENCED THEREBY AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO AND THERETO, INCLUDING THE INTERPRETATION,

CONSTRUCTION, VALIDITY AND ENFORCEABILITY THEREOF, SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

23. **Entire Agreement**.

This Agreement sets forth the entire agreement of the parties hereto as to the subject matter hereof and supersedes all previous agreements among all or some of the parties hereto with respect thereto, whether written, oral or otherwise.

24. **Force Majeure.**

Notwithstanding anything to the contrary contained herein, the Warrant Agent will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, disruptions in public utilities, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

25. **Further Assurances.**

Each of the parties hereto shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required by such other party for the carrying out or performing by such party of the provisions of this Agreement.

26. **Confidentiality.**

The Warrant Agent and the Company agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public warrant holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other Person, except as may be required by law, including, without limitation, pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

Company

DENBURY INC., a Delaware corporation

By: /s/ James S. Matthews
      Name: James S. Matthews
      Title: Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Warrant Agent

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC.

By: /s/ John P. Dunn
      Name: John P. Dunn
      Title: SVP, Sales
      September 18, 2020

[FACE OF SERIES B WARRANT CERTIFICATE][1]

DENBURY INC.

WARRANT CERTIFICATE

EVIDENCING

SERIES B WARRANTS TO PURCHASE COMMON STOCK

[FACE]

No. [____]   CUSIP No. 24790A 127

[UNLESS THIS GLOBAL SERIES B WARRANT CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("**DTC**"), TO DENBURY INC. (THE "**COMPANY**"), THE CUSTODIAN OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFER OF THIS GLOBAL SERIES B WARRANT CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, AND NOT IN PART, TO THE COMPANY, DTC, THEIR SUCCESSORS AND THEIR RESPECTIVE NOMINEES.][2]

---

[1] To be removed in the versions of the Definitive Warrant Certificates printed in multiple copies for use by the Warrant Agent in preparing Definitive Warrants Certificates for issuance and delivery from time to time to holders.

[2] Include only on Global Warrant Certificate.

**DENBURY INC.**

No. [__]   [__,__,___] Warrants
                                                                                                CUSIP No. 24790A 127

THIS CERTIFIES THAT, for value received, [_____], or registered assigns, is the registered owner of the number of Warrants to purchase Common Stock of Denbury Inc., a Delaware corporation (the "**Company**", which term includes any successor thereto under the Warrant Agreement (as may be supplemented, amended or amended and restated pursuant to the applicable provisions hereof, the "Warrant Agreement"), dated as of September 18, 2020, between the Company and Broadridge Corporate Issuer Solutions, Inc., a Pennsylvania corporation ("**Broadridge**" or the "**Warrant Agent**", which term includes any successor thereto permitted under the Warrant Agreement)) specified above [or such lesser number as may from time to time be endorsed on the "Schedule of Decreases in Warrants" attached hereto][3], and is entitled, subject to and upon compliance with the provisions hereof and of the Warrant Agreement, at such Holder's option, at any time when the Warrants evidenced hereby are exercisable, to purchase from the Company one share of Common Stock of the Company for each Warrant evidenced hereby, at the purchase price of $35.41 per share (as adjusted from time to time, the "**Exercise Price**"), payable in full at the time of purchase, the number of shares of Common Stock into which and the Exercise Price at which each Warrant shall be exercisable each being subject to adjustment as provided in Section 5 of the Warrant Agreement.

All shares of Common Stock issuable by the Company upon the exercise of Warrants shall, upon such issuance, be duly and validly issued and fully paid and nonassessable. The Company shall pay any and all taxes (other than income or withholding taxes) that may be payable in respect of the issue or delivery of shares of Common Stock on exercise of Warrants. The Company shall not be required, however, to pay any tax or other charge imposed in respect of any transfer involved in the issue and delivery of shares of Common Stock in book-entry form or any certificates for shares of Common Stock or payment of cash to any Person other than the Holder of the Warrant Certificate evidencing the exercised Warrant, and in case of such transfer or payment, the Warrant Agent and the Company shall not be required to issue or deliver any shares of Common Stock in book-entry form or any certificate or pay any cash until (a) such tax or charge has been paid or an amount sufficient for the payment thereof has been delivered to the Warrant Agent or to the Company, (b) it has been established to the Company's satisfaction that any such tax or other charge that is or may become due has been paid or (c) the receipt of any other such information as set forth in the Warrant Agreement.

Each Warrant evidenced hereby may be exercised by the Holder hereof at the Exercise Price then in effect on any Business Day from and after the Original Issue Date until 5:00 p.m., New York time, on the Expiration Date in the Warrant Agreement.

Subject to the provisions hereof and of the Warrant Agreement, the Holder of this Warrant Certificate may exercise all or any whole number of the Warrants evidenced hereby by, in the case

_____

[3] Include only on Global Warrant Certificate.

of a Global Warrant Certificate, by delivery to the Warrant Agent of the Exercise Form on the reverse hereof, setting forth the number of Warrants being exercise and, if applicable, whether Cashless Exercise is being elected with respect thereto, and otherwise properly completed and duly executed by the Holder thereof to the Warrant Agent, and delivering such Warrants by book-entry transfer through the facilities of the Depositary, to the Warrant Agent in accordance with the Applicable Procedures and otherwise complying with Applicable Procedures in respect of the exercise of such Warrants or, in the case of a Definitive Warrant Certificate, by delivery to the Warrant Agent of the Exercise Form on the reverse hereof, setting forth the number of Warrants being exercise and, if applicable, whether Cashless Exercise is being elected with respect thereto, and otherwise properly completed and duly executed by the Holder thereof to the Warrant Agent, and surrendering this Warrant Certificate to the Warrant Agent at its office maintained for such purpose (the "***Corporate Agency Office***"), together with payment in full of the Exercise Price as then in effect for each share of Common Stock receivable upon exercise of each Warrant being submitted for exercise unless Cashless Exercise is being elected with respect thereto. Any such payment of the Exercise Price is to be by wire transfer in immediately available funds to such account of the Company at such banking institution as the Company shall have designated from time to time for such purpose.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless this Warrant Certificate has been countersigned by the Warrant Agent by manual or facsimile signature of an authorized officer on behalf of the Warrant Agent, this Warrant Certificate shall not be valid for any purpose and no Warrant evidenced hereby shall be exercisable.

IN WITNESS WHEREOF, the Company has caused this certificate to be duly executed under its corporate seal.

Dated: [_____ __], 20[__]

DENBURY INC.

[SEAL]   By: _____
                                                                                          [Title]

ATTEST:

Countersigned:

Broadridge Corporate Issuer Solutions,
Inc., as Warrant Agent   [   ]

                                        OR

By: _____   By: _____
              Authorized Agent   as Countersigning Agent

                                                                  By: _____
                                                                                Authorized Officer

Reverse of Series B Warrant Certificate

DENBURY INC.

SERIES B WARRANT CERTIFICATE

EVIDENCING

SERIES B WARRANTS TO PURCHASE COMMON STOCK

The Warrants evidenced hereby are one of a duly authorized issue of Warrants of the Company designated as its Series B Warrants to Purchase Common Stock ("*Warrants*"), limited in aggregate number to 2,894,740 issued under and in accordance with the Warrant Agreement, dated as of September 18, 2020 (the "*Warrant Agreement*"), between the Company and Broadridge Corporate Issuer Solutions, Inc., a Pennsylvania corporation ("*Broadridge*" or the "*Warrant Agent*", which term includes any successor thereto permitted under the Warrant Agreement), to which the Warrant Agreement and all amendments thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Warrant Agent, the Holders of Warrant Certificates and the owners of the Warrants evidenced thereby and of the terms upon which the Warrant Certificates are, and are to be, countersigned and delivered. A copy of the Warrant Agreement shall be available at all reasonable times at the office of the Warrant Agent for inspection by the Holder hereof.

The Warrant Agreement provides that, in addition to certain adjustments to the number of shares of Common Stock into which a Warrant is exercisable and the Exercise Price required to be made in certain circumstances, in the case of any Redomestication Transaction the Company shall cause the other Person involved in such Redomestication Transaction to execute and deliver to the Warrant Agent a written instrument providing that (i) the Warrants evidenced hereby, if then outstanding, will be exercisable thereafter, during the period the Warrants evidenced hereby shall be exercisable as specified herein, only into the Substituted Securities that would have been receivable upon such Redomestication Transaction by a holder of the number of shares of Common Stock that would have been issued upon exercise of such Warrant if such Warrant had been exercised in full immediately prior to such Redomestication Transaction (upon certain assumptions specified in the Warrant Agreement); and (ii) the rights and obligations of the other Person involved in such Redomestication Transaction and the holders in respect of Substituted Securities shall be substantially unchanged to be as nearly equivalent as may be practicable to the rights and obligations of the Company and Holders in respect of Common Stock.

Except as provided in the Warrant Agreement, all outstanding Warrants shall expire and all rights of the Holders of Warrant Certificates evidencing such Warrants shall automatically terminate and cease to exist, as of 5:00 p.m., New York time, on the Expiration Date. The "*Expiration Date*" shall mean the earlier to occur of (x) September 18, 2023 (the third (3rd) anniversary of the Original Issue Date) or, if not a Business Day, then the next Business Day thereafter; (y) the date of consummation of a Sale Transaction to which clause (ii) of Section 5.1(g) of the Warrant Agreement applies; and (z) a Winding Up.

In the event of the exercise of less than all of the Warrants evidenced hereby, a new Warrant Certificate of the same tenor and for the number of Warrants which are not exercised shall be issued by the Company in the name or upon the written order of the Holder of this Warrant Certificate upon the cancellation hereof.

The Warrant Certificates are issuable only in registered form in denominations of whole numbers of Warrants. Upon surrender at the office of the Warrant Agent and payment of the charges specified herein and in the Warrant Agreement, this Warrant Certificate may be exchanged for Warrant Certificates in other authorized denominations or the transfer hereof may be registered in whole or in part in authorized denominations to one or more designated transferees; provided, however, that such other Warrant Certificates issued upon exchange or registration of transfer shall evidence the same aggregate number of Warrants as this Warrant Certificate. The Company shall cause to be kept at the office or offices of the Warrant Agent the Warrant Register in which, subject to such reasonable regulations as the Warrant Agent may prescribe and such regulations as may be prescribed by law, the Company shall provide for the registration of Warrant Certificates and of transfers or exchanges of Warrant Certificates. No service charge shall be made for any registration of transfer or exchange of Warrant Certificates; provided, however, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

Prior to due presentment of this Warrant Certificate for registration of transfer, the Company, the Warrant Agent and any agent of the Company or the Warrant Agent may treat the Person in whose name this Warrant Certificate is registered as the owner hereof for all purposes, and neither the Company, the Warrant Agent nor any such agent shall be affected by notice to the contrary.

The Warrant Agreement permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of Warrant Certificates under the Warrant Agreement at any time by the Company and the Warrant Agent with the consent of the Required Warrant Holders.

Until the exercise of any Warrant, subject to the provisions of the Warrant Agreement and except as may be specifically provided for in the Warrant Agreement, (i) no Holder of a Warrant Certificate evidencing any Warrant shall have or exercise any rights by virtue hereof as a holder of Common Stock of the Company, including, without limitation, the right to vote, to receive dividends and other distributions or to receive notice of, or attend meetings of, stockholders or any other proceedings of the Company; (ii) the consent of any such Holder shall not be required with respect to any action or proceeding of the Company; (iii) except as provided with respect to a Winding Up of the Company, no such Holder, by reason of the ownership or possession of a Warrant or the Warrant Certificate representing the same, shall have any right to receive any cash dividends, stock dividends, allotments or rights or other distributions (except as specifically provided in the Warrant Agreement), paid, allotted or distributed or distributable to the stockholders of the Company prior to or for which the relevant record date preceded the date of the exercise of such Warrant; and (iv) no such Holder shall have any right not expressly conferred by the Warrant or Warrant Certificate held by such Holder.

This Warrant Certificate, each Warrant evidenced thereby and the Warrant Agreement shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Warrant Certificate which are defined in the Warrant Agreement shall have the meanings assigned to them in the Warrant Agreement. In the event of any conflict between this Warrant Certificate and the Warrant Agreement, the Warrant Agreement shall control.

<u>Exercise Form for Series B Warrant Certificate</u>

Broadridge Corporate Issuer Solutions, Inc.
51 Mercedes Way
Edgewood, NY 11717
Attention: Corporate Actions

Re: Denbury Inc. Warrant Agreement, dated as of September 18, 2020

In accordance with and subject to the terms and conditions hereof and of the Warrant Agreement, the undersigned registered Holder of this Warrant Certificate hereby irrevocably elects to exercise _____ Warrants evidenced by this Warrant Certificate and represents that for each of the Warrants evidenced hereby being exercised such Holder either has (please check one box only):

?   tendered the Exercise Price in the aggregate amount of $_____ by wire transfer in immediately available funds to such account of the Company at such banking institution as the Company shall have designated from time to time for such purpose; or

?   elected a "Cashless Exercise".

The undersigned requests that the shares of Common Stock issuable upon exercise be in fully registered form in such denominations and registered in such names and delivered, together with any other property receivable upon exercise, in such manner as is specified in the instructions set forth below.

If the number of Warrants exercised is less than all of the Warrants evidenced hereby, (i) if this Warrant Certificate is a Global Warrant Certificate, the Warrant Agent shall endorse the "Schedule of Decreases in Warrants" attached hereto to reflect the Warrants being exercised or (ii) if this Warrant Certificate is a Definitive Warrant Certificate, the undersigned requests that a new Definitive Warrant Certificate representing the remaining Warrants evidenced hereby be issued and delivered to the undersigned unless otherwise specified in the instructions below.

Dated: _____   Name: _____
                                              (Please Print)

_____
(Insert Social Security or Other Identifying   Address: _____
        Number of Holder)

                                              _____

                                              _____
                                                      Signature
                                    (Signature must conform in all respects to name of Holder
                                    as specified on the face of this Warrant Certificate and must
                                    bear a signature guarantee by a bank, trust company or
                                    member firm of a U.S. national securities exchange.)

Signature Guaranteed:

        Instructions (i) as to denominations and names of Common Stock issuable upon exercise and as to delivery of such securities and any other property issuable upon exercise and (ii) if applicable, as to Definitive Warrant Certificates evidencing unexercised Warrants:

<u>Assignment</u>

(Form of Assignment To Be Executed If Holder Desires To Transfer Warrant Certificate)

        FOR VALUE RECEIVED _____ hereby sells, assigns and transfers unto

Please insert social security or

other identifying number

(Please print name and address including zip code)

the Warrants represented by the within Warrant Certificate and does hereby irrevocably constitute and appoint _____ Attorney, to transfer said Warrant Certificate on the books of the within-named Company with full power of substitution in the premises.

        Dated: _____   Signature _____

                                    (Signature must conform in all respects to name of Holder
                                    as specified on the face of this Warrant Certificate and must
                                    bear a signature guarantee by a bank, trust company or
                                    member firm of a U.S. national securities exchange.)

[SCHEDULE A

SCHEDULE OF DECREASES IN WARRANTS

The following decreases in the number of Warrants evidenced by this Global Warrant Certificate have been made:

Date	Amount of decrease in number of Warrants evidenced by this Global Warrant Certificate	Number of Warrants evidenced by this Global Warrant Certificate following such decrease	Signature of authorized signatory][4]

---

[4] Include only on Global Warrant Certificate.

Exhibit 10.4

REGISTRATION RIGHTS AGREEMENT

BY AND AMONG

DENBURY INC.

AND

THE HOLDERS (AS DEFINED HEREIN)

Dated as of September 18, 2020

TABLE OF CONTENTS

This Registration Rights Agreement (this "<u>Agreement</u>"), dated as of September 18, 2020, is by and among Denbury Inc., a Delaware corporation having its registered office at 1209 Orange Street, Wilmington, Delaware 19801, county of New Castle (including any of its successors by merger, acquisition, reorganization, conversion or otherwise, the "<u>Company</u>"), and the Holders (as defined below). Unless otherwise indicated, capitalized terms used herein shall have the meanings ascribed to such terms in <u>Section 1.01</u>.

WITNESSETH:

WHEREAS, on July 30, 2020, the Company and certain affiliated debtors filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the "<u>Bankruptcy Court</u>");

WHEREAS, the Joint Chapter 11 Plan of Reorganization of Denbury Resources Inc. and its Affiliated Debtors (including all exhibits, schedules and supplements thereto and as amended from time to time, the "<u>Plan</u>") was confirmed by the Bankruptcy Court on September 2, 2020; and

WHEREAS, the Plan provides that the Company will enter into a registration rights agreement with the parties to the Restructuring Support Agreement dated July 28, 2020 that were former beneficial holders of, or investment advisors, sub-advisors or managers of discretionary accounts that held, Second Lien Notes (as defined in the Plan), and that, together with their respective affiliates and related funds, received four percent (4%) or more of the voting securities of the Company (including as a result of the exercise of Series A warrants of the Company) pursuant to the Plan, all of whom are set forth on Schedule I hereto; and

WHEREAS, the Company and the Holders are entering into this Agreement in furtherance of the aforesaid provisions of the Plan.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties hereto, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and subject to the satisfaction or waiver of the conditions hereof, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01.   Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

"<u>Adverse Disclosure</u>" means public disclosure of material non-public information that, in the Board of Directors' good faith judgment, after consultation with independent outside counsel to the Company, would be required to be made in any Registration Statement filed with the Commission by the Company so that such Registration Statement would not contain a material misstatement of fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, would not be required to be publicly disclosed at such time but for the filing of such Registration Statement, and which information the Company has a bona fide business purpose for not disclosing publicly at such time.

"<u>Affiliate</u>" has the meaning specified in Rule 12b-2 under the Exchange Act; <u>provided</u> that no Holder shall be deemed an Affiliate of the Company or its Subsidiaries for purposes of this Agreement; <u>provided</u> <u>further</u> that neither portfolio companies (as such term is commonly used in the private equity industry) of a Holder nor limited partners, non-managing members or other similar direct or indirect investors in a Holder shall be deemed to be Affiliates of such Holder. The term "<u>Affiliated</u>" has a correlative meaning.

"<u>Agreement</u>" has the meaning set forth in the preamble.

"Automatic Shelf Registration Statement" means an "automatic shelf registration statement" as defined in Rule 405 promulgated under the Securities Act.

"Board of Directors" means the board of directors of the Company.

"Business Day" means any day other than a Saturday, Sunday or a day on which commercial banks located in New York, New York are required or authorized by law or executive order to be closed.

"Closing Price" means, with respect to the Registrable Securities, as of any date of determination, (i) if the Registrable Securities are listed on a national securities exchange, the closing price per share of a Registrable Security on such date published in The Wall Street Journal (National Edition) or, if no such closing price on such date is published in The Wall Street Journal (National Edition), the average of the closing bid and asked prices on such date, as officially reported on the principal national securities exchange on which the Registrable Securities are then listed or admitted to trading; or (ii) if the Registrable Securities are not listed or admitted to trading on any national securities exchange, the last sale price or, if such last sale price is not reported, the average of the high bid and low asked prices in the over-the-counter market on such date, as reported by The New York Stock Exchange or such other system then in use; or (iii) if on any such date the Registrable Securities are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Registrable Securities selected by the Company; or (iv) if none of (i), (ii) or (iii) is applicable, a market price per share determined in good faith by the Board of Directors. If trading is conducted on a continuous basis on any exchange, then the closing price shall be as set forth at 4:00 p.m. New York City time.

"Commission" means the United States Securities and Exchange Commission.

"Common Stock" means shares of the Company's common stock, par value $0.001 per share.

"Company" has the meaning set forth in the preamble.

"Company Public Sale" has the meaning set forth in Section 2.03(a).

"Company Share Equivalents" means the any securities exercisable, exchangeable or convertible into Company Shares and any options, warrants or other rights to acquire Company Shares.

"Company Shares" means shares of Common Stock, any securities into which such shares of Common Stock shall have been changed, or any securities resulting from any reclassification, recapitalization or similar transactions with respect to such shares of Common Stock.

"Demand Registration" has the meaning set forth in Section 2.01(a).

"Demand Registration Notice" has the meaning set forth in Section 2.01(a).

"Demand Suspension" has the meaning set forth in Section 2.01(b).

"Determination Date" has the meaning set forth in Section 2.02(g).

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

"FINRA" means the Financial Industry Regulatory Authority, Inc.

"Form S-1" means a registration statement on Form S-1 under the Securities Act (subject to Section 1.02(a)(vi)).

"Form S-3" means a registration statement on Form S-3 under the Securities Act (subject to Section 1.02(a)(vi)).

"Form S-4" means a registration statement on Form S-4 under the Securities Act (subject to Section 1.02(a)(vi)).

"Form S-8" means a registration statement on Form S-8 under the Securities Act (subject to Section 1.02(a)(vi)).

"Governmental Authority" means any United States federal, state, local (including county or municipal) or foreign governmental, regulatory or administrative authority, agency, division, instrumentality, commission, court, judicial or arbitral body or any securities exchange or similar self-regulatory organization.

"Holder" means any holder of Registrable Securities received pursuant to the Plan (including as a result of the exercise of Series A warrants of the Company) that, together with its Affiliates, beneficially owns (without giving effect to the existence of any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision)) at least four percent (4)% of the outstanding Common Stock or any holder of Registrable Securities that succeeds to rights hereunder pursuant to Section 3.06.

"Initiating Shelf Take-Down Holder" has the meaning set forth in Section 2.02(f)(i).

"Issuer Free Writing Prospectus" means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of Registrable Securities.

"Loss" or "Losses" has the meaning set forth in Section 2.09(a).

"Market Price" means, on any date of determination, the average of the daily Closing Price of the Registrable Securities for the immediately preceding thirty (30) days on which the national securities exchanges are open for trading.

"Marketed Underwritten Shelf Take-Down" has the meaning set forth in Section 2.02(f)(iii).

"Marketed Underwritten Shelf Take-Down Notice" has the meaning set forth in Section 2.02(f)(iii).

"Maximum Offering Size" means, with respect to any offering that is underwritten, the number of securities that, in the good-faith opinion of the managing underwriter or underwriters in such offering (as evidenced by a written notice to the relevant Holders and the Company), can be sold in such offering without being likely to have a significant adverse effect on the price, timing or the distribution of the securities offered or the market for the securities offered.

"Participating Holder" means, with respect to any Registration, including a Company Public Sale or Shelf Take-Down, any Holder of Registrable Securities participating as a selling Holder in such Registration; provided that a Holder shall not be considered a Participating Holder in connection with a Shelf Registration unless and until such Holder participates in a Shelf Take-Down.

"Person" means any individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a Governmental Authority or political subdivision thereof or any other entity.

"Piggyback Registration" has the meaning set forth in Section 2.03(a).

"Prospectus" means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including pre- and post-effective amendments to such Registration Statement, and all other material incorporated by reference in such prospectus.

"Registrable Securities" means any Company Shares or any other securities that may be issued or distributed or be issuable or distributable in respect of, or in substitution for, any Company Shares by way of

conversion, exercise, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case whether now owned or hereafter acquired by a Holder; provided, however, that any such Registrable Securities shall cease to be Registrable Securities to the extent (i) a Registration Statement with respect to the sale of such Registrable Securities has been declared effective under the Securities Act and such Registrable Securities have been disposed of in accordance with the plan of distribution set forth in such Registration Statement, (ii) such Registrable Securities have been distributed pursuant to Rule 144 or Rule 145 of the Securities Act (or any successor rule), (iii) a Registration Statement on Form S-8 covering such Registrable Securities is effective or (iv) the aggregate number of such securities held by the applicable Holder and its Affiliates is less than the number that would subject the distribution thereof to any volume limitation or other restrictions on transfer under Rule 144 and such Holder is able to immediately distribute such securities publicly without any restrictions on transfer (including without application of paragraphs (c), (d), (e), (f) and (h) of Rule 144). Each party to this Agreement shall promptly respond to reasonable written requests by the Company from time to time to advise the Company as to the number of Registrable Securities that it holds that are subject to this Agreement.

"Registration" means a registration with the Commission of the offer and sale of the Company's securities to the public under a Registration Statement. The term "Register" shall have a correlative meaning.

"Registration Expenses" has the meaning set forth in Section 2.08.

"Registration Statement" means any registration statement of the Company that covers the offer and sale of Registrable Securities pursuant to the provisions of this Agreement filed with, or to be filed with, the Commission under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

"Representatives" means, with respect to any Person, any of such Person's officers, directors, employees, agents, attorneys, accountants, actuaries, consultants, equity financing partners or financial advisors or other Person associated with, or acting on behalf of, such Person.

"Requesting Holder(s)" means, with respect to a Demand Registration, Shelf Registration or Shelf Take-Down, as applicable, the Holder (or Holders, as the case may be) that initiated such Registration or Shelf Take-Down, as the case may be; provided, that all other conditions to such Registration or Self Take-Down are met.

"Requesting Shelf Registration Notice" has the meaning set forth in Section 2.02(b).

"Rule 144" means Rule 144 (or any successor provisions) under the Securities Act.

"SEC Guidance" means (i) any publicly available written questions and answers, guidance, forms, comments, or requirements of the Commission or its staff, (ii) the Securities Act and (iii) any other rules and regulations of the Commission.

"Securities Act" means the Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

"Shelf Period" has the meaning set forth in Section 2.02(c).

"Shelf Registration" has the meaning set forth in Section 2.02(a).

"Shelf Registration Notice" has the meaning set forth in Section 2.02(a).

"Shelf Registration Statement" means a Registration Statement filed with the Commission in accordance with the Securities Act for the offer and sale of Registrable Securities by Holders on a continuous or delayed basis pursuant to Rule 415.

"Shelf Suspension" has the meaning set forth in Section 2.02(e).

"Shelf Take-Down" has the meaning set forth in Section 2.02(f)(i).

"Shelf Trigger Date" has the meaning set forth in Section 2.02(a).

"Specified Courts" has the meaning set forth in Section 3.9.

"Stockholder Party" has the meaning set forth in Section 2.09(a).

"Subsidiary" means, with respect to any Person, any entity of which (i) a majority of the total voting power of shares of stock or equivalent ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or other members of the applicable governing body thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if no such governing body exists at such entity, a majority of the total voting power of shares of stock or equivalent ownership interests of the entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing member or general partner of such limited liability company, partnership, association or other business entity.

"Suspending Notice" has the meaning set forth in Section 2.02(e).

"Underwritten Offering" means a Registration in which securities of the Company are sold to an underwriter or underwriters (or other counterparty) for reoffering to the public.

"Underwritten Shelf Take-Down Notice" has the meaning set forth in Section 2.02(f)(ii).

"Valid Business Reason" has the meaning set forth in Section 2.01(b).

"Valid Business Reason Notice" has the meaning set forth in Section 2.01(b).

"Well-Known Seasoned Issuer" means a "well-known seasoned issuer" as defined in Rule 405 promulgated under the Securities Act and which (a) (i) is a "well-known seasoned issuer" under paragraph (1)(i)(A) of such definition or (ii) is a "well-known seasoned issuer" under paragraph (1)(i)(B) of such definition and is also eligible to Register a primary offering of its securities relying on General Instruction I.B.1 of Form S-3 under the Securities Act and (b) is not an "ineligible issuer" as defined in Rule 405 promulgated under the Securities Act.

SECTION 1.02.   Other Interpretive Provisions. (a) In this Agreement, except as otherwise provided:

(i)   A reference to an Article, Section, Schedule or Exhibit is a reference to an Article or Section of, or Schedule or Exhibit to, this Agreement, and references to this Agreement include any recital in or Schedule or Exhibit to this Agreement.

(ii)   The Schedules and Exhibits form an integral part of and are hereby incorporated by reference into this Agreement.

(iii)   Headings and the Table of Contents are inserted for convenience only and shall not affect the construction or interpretation of this Agreement.

(iv)   Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing the masculine include the feminine and vice versa, and words importing persons include corporations, associations, partnerships, joint ventures and limited liability companies and vice versa.

(v)   Unless the context otherwise requires, the words "hereof" and "herein," and words of similar meaning refer to this Agreement as a whole and not to any particular Article, Section or clause. The words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation."

(vi)   A reference to any legislation or to any provision of or form or rule promulgated under any legislation shall include any amendment, modification, substitution or re-enactment thereof.

(b)   The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intention or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

ARTICLE II

REGISTRATION RIGHTS

SECTION 2.01.   Demand Registration.

(a)   Request for Demand Registration. At any time, and from time to time, a Requesting Holder (along with any other Requesting Holder) may make up to three (3) written requests (each, a "Demand Registration Notice") to the Company to register, and the Company shall register, under the Securities Act (other than pursuant to a Registration Statement on Form S-4 or S-8 or any similar or successor form under the Securities Act), in accordance with the terms of this Agreement, the number of Registrable Securities stated in each such request (a "Demand Registration"), provided, however, that the Company shall not be obligated to effect (i) more than two (2) such Demand Registrations in any 12-month period in the aggregate for all Requesting Holders and (ii) any Demand Registration with respect to which such Requesting Holder (or Requesting Holders, as the case may be) proposes to sell Registrable Securities (including any Registrable Securities proposed to be sold by other Holders pursuant to Section 2.01(c)) in such Demand Registration at an anticipated aggregate offering price (calculated based upon the Market Price of the Registrable Securities on the date on which the Company receives the written request for such Demand Registration) to the public of less than $25 million unless such Demand Registration includes at least 20% of the then-outstanding Registrable Securities; provided, however, that such Demand Registration shall not be considered a Demand Registration for the purposes of subclause (a)(i) above if, after a Demand Registration becomes effective, (1) such Demand Registration is interfered with by any stop order or other order of the Commission or other Governmental Authority, or (2) if the Maximum Offering Size determined in accordance with Section 2.01(f) is less than seventy-five percent (75%) of the Registrable Securities sought to be included in such Demand Registration by the Requesting Holder(s) and by other Holders pursuant to Section 2.01(c). Each request for a Demand Registration by a Requesting Holder (or Requesting Holders, as the case may be) shall state the name of the Requesting Holder(s), the total number of Registerable Securities then beneficially owned by such Requesting Holder(s), the amount of the Registrable Securities proposed to be sold and the intended method of disposition thereof; provided, that a Demand Registration shall not provide for an offering on a delayed or continuous or "shelf" basis and such Registrations shall be required only in accordance with Section 2.02. Subject to this Section 2.01 and Section 1.02(a)(vi), the Company shall effect such Demand Registration on Form S-1 unless it is otherwise then eligible to effect such Registration on Form S-3. For the avoidance of doubt, after such demand registration rights are exercised, any such Holders and their Affiliates may join with another Holder to reach either the 20% threshold or $25 million threshold for purposes of this Section 2.01.

(b)   Limitations on Demand Registrations. If the Board of Directors, in its good faith judgment, determines that the registration of Registrable Securities pursuant to a Demand Registration, or the amendment or supplement of a Registration Statement filed pursuant to a Demand Registration, would materially interfere with any material financing, acquisition, corporate reorganization or merger or other material transaction involving the Company or would require the Company to make an Adverse Disclosure (a "Valid Business Reason"), and the Company notifies the Requesting Holder (or Requesting Holders, as the case may be) in writing of the existence of a Valid Business Reason ("Valid Business Reason Notice") , (i) the Company may postpone the filing or effectiveness of the Registration Statement (but not the preparation of the Registration Statement) relating to such Demand Registration and (ii) in the case of a Registration Statement that has been filed with respect to a Demand

Registration, the Company may postpone amending or supplementing such Registration Statement, in the case of (i) and (ii) until such Valid Business Reason ceases to exist (a "Demand Suspension"), but in no event shall any such postponement be for more than sixty (60) days after the date of the Demand Registration Notice or, if later, the occurrence of the Valid Business Reason. In the event of any such postponement, the Requesting Holder (or requesting Holders, as the case may be) initiating such Demand Registration shall be entitled to withdraw the Demand Registration request by written notice to the Company and, if such request is withdrawn, it shall not count as a Demand Registration hereunder. In addition to the Valid Business Reason Notice discussed above, the Company shall promptly give written notice to the Requesting Holder (or Requesting Holders, as the case may be) once the Valid Business Reason for such postponement no longer exists. Notwithstanding anything to the contrary contained herein, the Company may not postpone a filing, amendment or supplement under this Section 2.01(b) due to a Valid Business Reason for more than an aggregate of ninety (90) days during any 12-month period. Each Holder shall keep confidential the fact that a Demand Suspension is in effect, the Valid Business Reason Notice and its contents unless and until otherwise notified by the Company, except (A) for disclosure to such Holder's employees, agents and professional advisers who reasonably need to know such information for purposes of assisting the Holder with respect to its investment in the Company Shares and agree to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners or other direct or indirect investors who have agreed to keep such information confidential, (C) if and to the extent such matters are publicly disclosed by the Company or any of its Subsidiaries or any other Person that, to the actual knowledge of such Holder, was not subject to an obligation or duty of confidentiality to the Company and its Subsidiaries, (D) as required by law, rule or regulation, provided that the Holder gives prior written notice to the Company of such requirement and the contents of the proposed disclosure to the extent it is permitted to do so under applicable law, and (E) for disclosure to any other Holder.

(c) Incidental or "Piggy-Back" Rights with Respect to a Demand Registration. Each of the Holders (other than the Requesting Holder(s) that requested the relevant Demand Registration under Section 2.01(a)) may offer such Holder's Registrable Securities under any such Demand Registration pursuant to this Section 2.01(c). The Company shall (i) as promptly as practicable, but in no event later than five (5) days after the receipt of a request for a Demand Registration from any Requesting Holder(s), give written notice thereof to all of the Holders (other than such Requesting Holder(s)), which notice shall specify the number of Registrable Securities subject to the request for Demand Registration, the name of the Requesting Holder(s) and the intended method of disposition of such Registrable Securities and (ii) subject to Section 2.01(f), include in the Registration Statement filed pursuant to such Demand Registration all of the Registrable Securities requested by such Holders for inclusion in such Registration Statement from whom the Company has received a written request for inclusion therein within fifteen (15) days after the delivery in accordance with Section 3.03 to such Holders of such written notice referred to in clause (i) above. Each such request by such Holders shall specify the number of Registrable Securities proposed to be registered. Any Holder may waive its rights under this Section 2.01(c) prior to the expiration of such fifteen (15) day period by giving written notice to the Company.

(d) Effective Demand Registration. Subject to Sections 2.01(a) and (b), the Company shall use its commercially reasonable efforts to file a Registration Statement relating to the Demand Registration as promptly as practicable (but in no event later than sixty (60) days after it receives a Demand Registration Notice under Section 2.01(a) hereof, and shall use its commercially reasonable efforts to cause such Registration Statement to become effective as promptly as practicable thereafter. Except as provided herein, the Company shall use its commercially reasonable efforts to keep any Demand Registration filed pursuant to Section 2.01(a) continuously effective under the Securities Act until the earliest of (i) the date as of which all Registrable Securities have been sold pursuant to such Demand Registration or another Registration Statement filed under the Securities Act, (ii) the date on which this Agreement terminates under Section 3.01 with respect to all Participating Holders and (iii) such shorter period as all of the Participating Holders with respect to such Demand Registration shall agree in writing; provided, however, that the Company shall be provided adequate time as reasonably necessary to provide the Commission with any required updates to the Registration Statement to maintain the continued effectiveness of such Registration Statement.

(e) Expenses and Withdrawal. The Company shall pay all Registration Expenses in connection with a Demand Registration, whether or not such Demand Registration becomes effective or such Demand Registration is completed and whether or not all or any portion of the Registrable Securities originally requested to be included in such Demand Registration are ultimately included. Each Participating Holder (including

the Requesting Holder(s)) shall be permitted to withdraw all or part of its Registrable Securities from a Demand Registration at any time prior to the execution of the underwriting agreement in connection with such Demand Registration.

(f) <u>Underwriting Procedures</u>. If the Requesting Holder(s) making a Demand Registration request under Section 2.01(a) so elect in the Demand Registration Notice, the Company shall use its commercially reasonable efforts to cause the offering made pursuant to such Demand Registration pursuant to this Section 2.01 to be in the form of a firm commitment underwritten offering. In connection with any Demand Registration under this Section 2.01 involving an underwritten offering, none of the Registrable Securities held by any Holder making a request for inclusion of such Registrable Securities pursuant to Sections 2.01(a) and (c) shall be included in such underwritten offering unless, at the request of the underwriters for such Demand Registration, such Holder enters into an underwriting agreement pursuant to the terms of Section 2.06(a) hereof and then only in such quantity as set forth below. If the managing underwriter or underwriters of any proposed Demand Registration informs the Holders that have requested to participate in such Demand Registration that, in its or their good-faith opinion, the number of securities which such Holders intend to include in such offering exceeds the Maximum Offering Size, then the aggregate number of securities to be included in such Demand Registration shall be the number of Registrable Securities that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect on such Demand Registration, which number shall be allocated (i) first, to 100% of the Registrable Securities requested to be included in such Demand Registration by any Holder that is an affiliate (as defined in Rule 12b-2 under the Exchange Act) of the Company, on a pro rata basis among such Holder(s) and (ii) second, to the Registrable Securities requested to be included in such Demand Registration by any Holder that is not an affiliate (as defined in Rule 12b-2 under the Exchange Act) of the Company, on a pro rata basis among any Holder(s) that is not an affiliate (as defined in Rule 12b-2 under the Exchange Act) of the Company, in each case, based on the relative number of Registrable Securities so requested to be included by each such Holder. The Holders of a majority of the Registrable Securities to be included in any Demand Registration shall have the right to select, subject to the prior written consent of the Company (not to be unreasonably withheld or delayed), the managing underwriter or underwriters to administer such offering.

(g) <u>Certain Undertakings</u>. Notwithstanding any other provisions of this Agreement to the contrary, the Company shall cause (i) each Demand Registration Statement (as of the effective date thereof), any amendment thereof (as of the effective date thereof) or supplement thereto (as of its date), (A) to comply in all material respects with applicable SEC Guidance and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, and (ii) any related Prospectus (including any preliminary Prospectus) or Issuer Free Writing Prospectus and any amendment thereof or supplement thereto, as of its date, (A) to comply in all material respects with applicable SEC Guidance and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading; <u>provided</u>, <u>however</u>, the Company shall have no such obligations or liabilities with respect to any written information pertaining to any Holder and furnished in writing to the Company by or on behalf of such Holder specifically for inclusion therein.

SECTION 2.02.   <u>Shelf Registration</u>.

(a)   <u>Initial Shelf Registration</u>.

(i)   The Company shall prepare a Shelf Registration Statement (as may be amended from time to time, the "<u>Initial Shelf Registration Statement</u>"), and shall include in the Initial Shelf Registration Statement the Registrable Securities of each Holder who shall request inclusion therein of some or all of their Registrable Securities no later than five (5) Business Days after the date that the Company furnishes or files with the SEC interim financial statements for the third quarter of fiscal 2020; provided, however, that the Company shall not be required to include an amount of Registrable Securities in excess of the amount as may be permitted to be included in such Registration Statement under applicable SEC Guidance. The Company shall file the Initial Shelf Registration Statement with the Commission on or prior to the 10th Business Day following the date that the Company furnishes or files with the SEC interim financial statements for the third quarter of fiscal 2020.

(ii)   Upon the request of any Holder all of whose Registrable Securities are not included in the Initial Shelf Registration Statement at the time of such request to include any such Registrable Securities so requested, the Company shall amend the Initial Shelf Registration Statement to include such Registrable Securities; provided that the Company shall not be required to amend the Initial Shelf Registration Statement more than once every fiscal quarter of the Company.

(iii)   Within ten (10) days after receiving a request pursuant to Section 2(a)(ii), the Company shall give written notice of such request to all other Holders of Registrable Securities and shall include in such amendment all such Registrable Securities with respect to which the Company has received written requests for inclusion therein within fifteen (15) days after the Company's giving of such notice, provided that such Registrable Securities are not already covered by an existing and effective Registration Statement that may be utilized for the offer and sale of the Registrable Securities requested to be registered in the manner so requested.

(iv)   The Initial Shelf Registration Statement shall be on Form S-1; provided, however, that, if the Company becomes eligible to register the Registrable Securities for resale by the Holders on Form S-3 (including without limitation a Form S-3 filed as an Automatic Shelf Registration Statement), the Company shall be entitled to amend the Initial Shelf Registration Statement to a Shelf Registration Statement on Form S-3 or file a Shelf Registration Statement on Form S-3 in substitution of the Initial Shelf Registration Statement as initially filed.

(v)   The Company shall use its reasonable best efforts to cause the Initial Shelf Registration Statement to be declared effective by the Commission as promptly as practicable, and shall use its reasonable best efforts to keep such Initial Shelf Registration Statement continuously effective, and not subject to any stop order, injunction or other similar order or requirement of the Commission, until the earlier of (i) the date the Company (A) is eligible to register the Registrable Securities for resale by Holders on Form S-3 and (B) has filed such Registration Statement with the Commission and which is effective and (ii) the date that all Registrable Securities covered by the Initial Shelf Registration Statement shall cease to be Registrable Securities (such earlier date, the "Initial Shelf Expiration Date"). In the event of any stop order, injunction or other similar order or requirement of the Commission relating to the Initial Shelf Registration Statement, if any Registrable Securities covered by the Initial Shelf Registration Statement remain unsold, the period during which the Initial Shelf Registration Statement shall be required to remain effective will be extended by the number of days during which such stop order, injunction or similar order or requirement is in effect.

(vi)   If the Initial Shelf Registration Statement is on Form S-1, then for so long as any Registrable Securities covered by the Initial Shelf Registration Statement remain unsold, the Company will file any supplements to the Prospectus or post-effective amendments required to be filed by applicable law in order to incorporate into such Prospectus any Current Reports on Form 8-K necessary or required to be filed by applicable law, any Quarterly Reports on Form 10-Q or any Annual Reports on Form 10-K filed by the Company with the Commission, or any other information necessary so that (i) the Initial Shelf Registration Statement shall not include any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein not misleading, and (ii) the Company complies with its obligations under Item 512(a)(1) of Regulation S-K; provided, however, that these obligations remain subject to the Company's rights under Section 2.02(e) of this Agreement.

(vii)   After the Initial Shelf Expiration Date and for so long as any Registrable Securities remain outstanding, if there is not an effective Registration Statement which includes the Registrable Securities that are currently outstanding (each such date, a "Shelf Trigger Date"), the Company shall (i) if the Company is eligible to register the Registrable Securities on Form S-3, within ten (10) Business Days file a Shelf Registration Statement on Form S-3 and use its reasonable best efforts to cause such Registration Statement to be declared effective or (ii) within ten (10) Business Days file a Shelf Registration Statement on Form S-1 and use its reasonable best efforts to cause such Registration Statement to be declared effective and for so long as any Registrable Securities covered by such Shelf Registration on Form S-1 remain unsold, the Company will file any supplements to the Prospectus or post-effective amendments required to be filed by applicable law in order to incorporate into such Prospectus any Current Reports on Form 8-K necessary or required to be filed by applicable law, any Quarterly Reports on Form 10-Q or any Annual Reports on Form 10-K filed by the Company with the Commission, or any other information necessary so that (x) such Shelf Registration shall not include any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein not misleading, and (y) the Company complies

with its obligations under Item 512(a)(1) of Regulation S-K; provided, however, that these obligations remain subject to the Company's rights under Section 2.02(e) of this Agreement. If at the time of filing of such Shelf Registration Statement the Company is eligible for use of an Automatic Shelf Registration Statement, then such Shelf Registration Statement shall be filed as an Automatic Shelf Registration Statement in accordance with Section 2.02(g). The Company shall promptly deliver a written notice (a "Shelf Registration Notice") of such Shelf Registration to all Holders, as promptly as practicable following the Shelf Trigger Date, and in any event within five (5) days thereafter, and the Company shall include in such Shelf Registration Statement all such Registrable Securities of such Holders for which the Company has received written requests, which requests must specify the aggregate amount of such Registrable Securities of such Holder to be included in the Shelf Registration Statement and such requests must be received within fifteen (15) days after the date that such Shelf Registration Notice has been delivered to such Holder. The Shelf Registration Statements described in this Section 2.02(a) shall relate to the offer and sale of the Registrable Securities by the Holders thereof from time to time in accordance with the methods of distribution set forth in the applicable Shelf Registration Statement (hereinafter a "Shelf Registration"). The Company shall use its reasonable best efforts to address any comments from the Commission regarding such Shelf Registration Statement and to advocate with the Commission for the Registration of all Registrable Securities in accordance with SEC Guidance. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the Registrable Securities on any Shelf Registration Statement, such Shelf Registration Statement shall include the resale of a number of Registrable Securities which is equal to the maximum number of shares as is permitted by the Commission. In such event, the number of Registrable Securities to be included for each Holder in the applicable Shelf Registration Statement shall be reduced pro rata among all Holders requesting to be included in the applicable Shelf Registration Statement.

(b)   Subsequent Requests for Shelf Registration. If at any time subsequent to the Shelf Registration Statement filed pursuant to Section 2.02(a) hereof, the Company receives a Demand Registration Notice from a Requesting Holder (or Requesting Holders, as the case may be) requesting a Demand Registration in the form of a Shelf Registration Statement (a "Requesting Shelf Registration Notice") to include Registrable Securities not already included for registration on the Shelf Registration Statement filed pursuant to Section 2.02(a) hereof, the Company shall use its reasonable best efforts to prepare and file with the Commission, within thirty (30) days after it receives a Requesting Shelf Registration Notice, a Shelf Registration Statement (or an amendment to an existing Shelf Registration Statement) covering the resale of all Registrable Securities that such Requesting Holder (or Requesting Holders, as the case may be) requests, pursuant to the Requesting Shelf Registration Notice, to include in such Shelf Registration Statement, and shall cause such Shelf Registration Statement to become effective as promptly as practicable. Promptly upon delivery of such Requesting Shelf Registration Notice by such Requesting Holder(s) (but in no event more than five (5) days thereafter), the Company shall promptly deliver a Shelf Registration Notice to all Holders (other than the Requesting Holder(s)), and the Company shall include in such Shelf Registration Statement all such Registrable Securities of such Holders for which the Company has received written requests, which requests must specify the aggregate amount of such Registrable Securities of such Holder to be included in the Shelf Registration Statement and such requests must be received within fifteen (15) days after the date that such Shelf Registration Notice has been delivered. If at the time of filing of such Shelf Registration Statement the Company is eligible for use of an Automatic Shelf Registration Statement, then such Shelf Registration Statement shall be filed as an Automatic Shelf Registration Statement in accordance with Section 2.02(g). The Shelf Registration Statements described in this Section 2.02(b) shall relate to the offer and sale of the Registrable Securities by the Holders thereof from time to time in accordance with the methods of distribution set forth in the applicable Shelf Registration. The Company shall use its reasonable best efforts to address any comments from the Commission regarding such Shelf Registration Statement and to advocate with the Commission for the Registration of all Registrable Securities in accordance with SEC Guidance. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the Registrable Securities on any Shelf Registration Statement, such Shelf Registration Statement shall Register the resale of a number of Company Shares which is equal to the maximum number of shares as is permitted by the Commission. In such event, the number of Company Shares to be Registered for each Holder in the applicable Shelf Registration Statement shall be reduced pro rata among all such Holders. Notwithstanding anything to the contrary in this Section 2.02(b), the Company may satisfy its obligation to effectuate the registration of the resale of such Registrable Securities requested to be registered under this Section 2.02(b) by amending an existing Shelf Registration Statement to include such Registrable Securities.

(c)   Continued Effectiveness. Except as provided herein, the Company shall use its reasonable best efforts to keep any Shelf Registration Statement filed pursuant to Section 2.02(a) or Section 2.02(b) continuously effective under the Securities Act until the earliest of (i) the date as of which all Registrable Securities have been sold pursuant to such Shelf Registration Statement or another Registration Statement filed under the Securities Act (but in no event prior to the applicable period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder), (ii) the date on which this Agreement terminates under Section 3.01 with respect to all Participating Holders and (iii) such shorter period as all of the Participating Holders with respect to such Shelf Registration shall agree in writing (such period of effectiveness, the "Shelf Period").

(d)   Certain Undertakings. Notwithstanding any other provisions of this Agreement to the contrary, the Company shall cause (i) each Shelf Registration Statement (as of the effective date of such Shelf Registration Statement), any amendment thereof (as of the effective date thereof) or supplement thereto (as of its date), (A) to comply in all material respects with applicable SEC Guidance and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, and (ii) any related Prospectus (including any preliminary Prospectus) or Issuer Free Writing Prospectus and any amendment thereof or supplement thereto, as of its date, (A) to comply in all material respects with applicable SEC Guidance and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, the Company shall have no such obligations or liabilities with respect to any written information pertaining to any Holder and furnished in writing to the Company by or on behalf of such Holder specifically for inclusion therein. The Company agrees, to the extent necessary, to supplement or make amendments to each Shelf Registration Statement if required by the registration form used by the Company for the applicable Registration or by SEC Guidance, or as may reasonably be requested by any Participating Holder.

(e)   Suspension of Registration. If the Board of Directors, in its good faith judgment, determines that a Valid Business Reason shall exist to postpone the filing, amendment, or supplement, or suspend the use, of a Shelf Registration Statement filed pursuant to Section 2.02(a) or Section 2.02(b) and the Company notifies the Requesting Holder (or Holders, as the case may be) in writing (the "Suspending Notice"), then the Company may postpone the filing, amendment or supplement (but not the preparation thereof), and/or suspend use, of such Shelf Registration Statement (a "Shelf Suspension"); provided, however, that in no event shall such postponement or suspension be for more than sixty (60) days after the date of the applicable Shelf Registration Notice delivered by the Requesting Holder(s) and the Company shall not be permitted to exercise a Shelf Suspension for more than an aggregate of ninety (90) days, in each case, during any 12-month period; provided, further, that in the event of a Shelf Suspension, such Shelf Suspension shall terminate at such earlier time as such Valid Business Reason ceases to exist. Each Holder agrees that, upon delivery of a Suspending Notice, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the applicable Shelf Registration Statement until the Company informs such Holder in accordance with this Section 2.02(e), that the Shelf Suspension has been terminated. Each Holder shall keep confidential the fact that a Shelf Suspension is in effect, the Suspending Notice and its contents unless and until otherwise notified by the Company, except (A) for disclosure to such Holder's employees, agents and professional advisers who reasonably need to know such information for purposes of assisting the Holder with respect to its investment in the Company Shares and agree to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners or other direct or indirect investors who have agreed to keep such information confidential, (C) if and to the extent such matters are publicly disclosed by the Company or any of its Subsidiaries or any other Person that, to the actual knowledge of such Holder, was not subject to an obligation or duty of confidentiality to the Company and its Subsidiaries, (D) as required by law, rule or regulation; provided that the Holder gives prior written notice to the Company of such requirement and the contents of the proposed disclosure to the extent it is permitted to do so under applicable law, and (E) for disclosure to any other Holder. In the case of a Shelf Suspension, the Holders agree to suspend use of the applicable Prospectus and any Issuer Free Writing Prospectus in connection with any sale or purchase of, or offer to sell or purchase, Registrable Securities, upon delivery of the Suspending Notice. The Company shall immediately notify the Holders upon the termination of any Shelf Suspension and, within 48 hours, amend or supplement the Prospectus and any Issuer Free Writing Prospectus, if necessary, so it does not contain a material misstatement of fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and furnish to the Holders such numbers of copies of the Prospectus and any Issuer Free Writing Prospectus as so amended or supplemented as

the Holders may reasonably request. The Company agrees, if necessary, to supplement or make amendments to each Shelf Registration Statement if required by the registration form used by the Company for the applicable Registration or by SEC Guidance, or as may reasonably be requested by any Holder. If the filing of any Registration Statement is suspended pursuant to this Section 2.02(e) and the related Registration Notice is withdrawn by the Requesting Holder(s), upon the termination of the Shelf Suspension, the Requesting Holder(s) may request a new Shelf Registration or Shelf Take-Down under Section 2.02(b) or Section 2.02(f).

(f)   Shelf Take-Downs.

(i)   Subject to this Section 2.02(f), an offering or sale of Registrable Securities pursuant to a Shelf Registration Statement (each, a "Shelf Take-Down") may be initiated by any Holder (or Holders, as the case may be) that has Registrable Securities registered for sale on such Shelf Registration Statement (an "Initiating Shelf Take-Down Holder"). The Company shall effect such Shelf Take-Down as promptly as practicable in accordance with this Agreement and except as set forth in Section 2.02(f)(iii) with respect to Marketed Underwritten Shelf Take-Downs, each such Initiating Shelf Take-Down Holder shall not be required to permit the offer and sale of Registrable Securities by other Holders in connection with any such Shelf Take-Down initiated by such Initiating Shelf Take-Down Holder(s).

(ii)   If the Initiating Shelf Take-Down Holder(s) so elects by written request to the Company, a Shelf Take-Down, with respect to which the anticipated aggregate offering price to the public (calculated based upon the Market Price of the Registrable Securities on the date on which the Company receives such written request) of the Registrable Securities that the Initiating Shelf Take-Down Holder(s) request to include in such Shelf Take-Down is at least $25 million, shall be in the form of an Underwritten Offering (an "Underwritten Shelf Take-Down Notice"), and the Company shall amend or supplement the applicable Shelf Registration Statement for such purpose as soon as practicable. Subject to clause (iii) below, such Initiating Shelf Take-Down Holder(s) shall have the right to select, subject to the prior written consent of the Company (not to be unreasonably withheld or delayed), the managing underwriter or underwriters to administer such offering.

(iii)   If the plan of distribution set forth in any Underwritten Shelf Take-Down Notice includes a customary "road show" (including an "electronic road show") or other substantial marketing effort by the Company and the underwriters over a period expected to exceed 48 hours (a "Marketed Underwritten Shelf Take-Down"), promptly upon delivery of such Underwritten Shelf Take-Down Notice (but in no event less than ten (10) Business Days before the commencement of such substantial marketing efforts), the Company shall promptly deliver a written notice (a "Marketed Underwritten Shelf Take-Down Notice") of such Marketed Underwritten Shelf Take-Down to all Holders (other than the Initiating Shelf Take-Down Holder(s)), and the Company shall include in such Marketed Underwritten Shelf Take-Down all such Registrable Securities of such Holders that are Registered on such Shelf Registration Statement for which the Company has received written requests, which requests must specify the aggregate amount of such Registrable Securities of such Holder to be offered and sold pursuant to such Marketed Underwritten Shelf Take-Down, for inclusion therein within five (5) Business Days after the date that such Marketed Underwritten Shelf Take-Down Notice has been delivered; provided, that if the managing underwriter or underwriters of any proposed Marketed Underwritten Shelf Take-Down informs the Holders that have requested to participate in such Marketed Underwritten Shelf Take-Down that, in its or their good-faith opinion, the number of securities which such Holders intend to include in such offering exceeds the Maximum Offering Size, then the aggregate number of securities to be included in such Marketed Underwritten Shelf Take-Down shall be the number of Registrable Securities that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect on such Marketed Underwritten Shelf Take-Down, which number shall be allocated (i) first, to the Registrable Securities requested to be included in such Marketed Underwritten Shelf Take-Down by the Initiating Shelf Take-Down Holder(s), on a pro rata basis among any Initiating Shelf Take-Down Holders, and (ii) second to the Registrable Securities timely requested to be included in such Marketed Underwritten Shelf Take-Down by any Holder who is not an Initiating Shelf Take-Down Holder, on a pro rata basis among any other Holder(s) that is not an Initiating Shelf Take-Down Holder who has requested to be included in such Marketed Underwritten Shelf Take-Down, in each case, based on the relative number of Registrable Securities so requested to be included by each such Holder. The Holders of a majority of the Registrable Securities to be included in any Marketed Underwritten Shelf Take-Down shall have the right to select, subject to the prior written consent of the Company (not to be unreasonably withheld or delayed), the managing underwriter or underwriters to administer such offering.

(iv)   The Company shall bear all Registration Expenses in connection with any Shelf Registration or any Shelf Take-Down, whether or not such Shelf Registration becomes effective or such Shelf Take-Down is completed and whether or not all or any portion of the Registrable Securities originally requested to be included in such Shelf Registration or Shelf Take-Down are ultimately included. Each Holder shall be permitted to withdraw all or part of its Registrable Securities from a Marketed Underwritten Shelf Take-Down at any time prior to the execution of the underwriting agreement in connection with such Marketed Underwritten Shelf Take-Down. The number of Shelf Take-Downs that a Holder (or Holders, as the case may be) can initiate is unlimited.

(g)   Automatic Shelf Registration Statements. Upon the Company becoming aware that it has become a Well-Known Seasoned Issuer (it being understood that the Company shall determine whether it has become a Well-Known Seasoned Issuer at the end of each calendar month beginning eleven months after the date of this Agreement), (i) the Company shall give written notice to all of the Holders as promptly as practicable but in no event later than ten (10) Business Days thereafter, and such notice shall describe, in reasonable detail, the basis on which the Company has become a Well-Known Seasoned Issuer, and (ii) the Company shall, as promptly as practicable and subject to any Shelf Suspension, Register, under an Automatic Shelf Registration Statement, the sale of all of the Registrable Securities in accordance with the terms of this Agreement. The Company shall use its reasonable best efforts to file such Automatic Shelf Registration Statement as promptly as practicable but in no event later than thirty (30) days after it becomes aware that it has become a Well-Known Seasoned Issuer as provided above, and to cause such Automatic Shelf Registration Statement to remain effective thereafter until the earlier of the date (x) on which all of the securities covered by such Automatic Shelf Registration Statement are no longer Registrable Securities and (y) on which the Company cannot extend the effectiveness of such Automatic Shelf Registration Statement (including by filing a new and substantially similar Automatic Shelf Registration Statement) because it is no longer eligible for use of Form S-3 or is otherwise prohibited from doing so pursuant to SEC Guidance. The Company shall give written notice of filing such Automatic Shelf Registration Statement to all of the Holders as promptly as practicable thereafter. At any time after the filing of an Automatic Shelf Registration Statement by the Company, if it is reasonably likely that it will no longer be a Well-Known Seasoned Issuer as of a future determination date (the "Determination Date"), as promptly as practicable and at least thirty (30) days prior to such Determination Date, the Company shall (A) give written notice thereof to all of the Holders and (B) use its reasonable best efforts to file a Registration Statement with respect to a Shelf Registration in accordance with this Section 2.02, treating all selling stockholders identified as such in the Automatic Shelf Registration Statement (and amendments or supplements thereto) as Requesting Holders and use all reasonable best efforts to have such Registration Statement declared effective. Any Registration pursuant to this Section 2.02(g) shall be deemed a Shelf Registration for purposes of this Agreement; provided, however that any Registration pursuant to this Section 2.02(g) shall not be counted as an additional Demand Registration for purposes of subclause (i) in Section 2.01(a).

SECTION 2.03.   Piggyback Registration.

(a)   Participation. If the Company at any time proposes to file a Registration Statement with respect to any offering of its Common Shares for its own account or for the account of any other Persons (other than pursuant to (i) a Registration Statement filed under Section 2.01 or Section 2.02, it being understood that this clause (i) does not limit the rights of Holders to make written requests pursuant to Section 2.01 or Section 2.02 or otherwise limit the applicability thereof, (ii) a Registration Statement on Form S-4 or Form S-8, (iii) a Registration of securities solely relating to an offering and sale to employees, directors or consultants of the Company or its Subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement, (iv) a Registration not otherwise covered by clause (ii) above pursuant to which the Company is offering to exchange its own securities for other securities, (v) a Registration Statement relating solely to dividend reinvestment or similar plans or (vi) a Shelf Registration Statement pursuant to which only the initial purchasers and subsequent transferees of debt securities of the Company or any of its Subsidiaries that are convertible or exchangeable for Company Shares and that are initially issued pursuant to Rule 144A and/or Regulation S (or any successor provisions) of the Securities Act may resell such debt securities and sell the Company Shares into which such debt securities may be converted or exchanged) (any such offering, other than pursuant to a Registration described in the foregoing clauses (i)-(vi), a "Company Public Sale"), then, (A) as soon as practicable (but in no event less than ten (10) Business Days prior to the proposed date of filing of such Registration Statement), the Company shall give written notice of such proposed filing to all Holders, and such notice shall offer each Holder the opportunity to Register under such Registration

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Statement such number of Registrable Securities as such Holder may request in writing delivered to the Company within five (5) Business Days of delivery of such written notice by the Company. Subject to Section 2.03(b), the Company shall include in such Registration Statement all such Registrable Securities that are requested by Holders to be included therein in compliance with the immediately foregoing sentence (a "Piggyback Registration"); provided, that if at any time after giving written notice of its intention to Register any equity securities and prior to the effective date of the Registration Statement filed in connection with such Piggyback Registration, the Company shall determine for any reason not to Register or to delay Registration of the equity securities covered by such Piggyback Registration, the Company shall give written notice of such determination to each Holder that had requested to Register its, his or her Registrable Securities in such Registration Statement and, thereupon, (1) in the case of a determination not to Register, shall be relieved of its obligation to Register any Registrable Securities in connection with such Registration (but not from its obligation to pay the Registration Expenses in connection therewith, to the extent payable) and (2) in the case of a determination to delay Registering, shall be permitted to delay Registering any Registrable Securities, for the same period as the delay in Registering the other equity securities covered by such Piggyback Registration. If the offering pursuant to such Registration Statement is to be underwritten, the Company shall so advise the Holders as a part of the written notice given pursuant this Section 2.03(a), and each Holder making a request for a Piggyback Registration pursuant to this Section 2.03(a) must, and the Company shall make such arrangements with the managing underwriter or underwriters so that each such Holder may, participate in such Underwritten Offering, subject to the conditions of Section 2.03(b). If the offering pursuant to such Registration Statement is to be on any other basis, the Company shall so advise the Holders as part of the written notice given pursuant to this Section 2.03(a), and each Holder making a request for a Piggyback Registration pursuant to this Section 2.03(a) must, and the Company shall make such arrangements so that each such Holder may, participate in such offering on such basis, subject to the conditions of Section 2.03(b). Each Holder shall be permitted to withdraw all or part of its Registrable Securities from a Piggyback Registration at any time prior to the effectiveness of such Registration Statement.

(b)   Priority of Piggyback Registration. If the managing underwriter or underwriters of any proposed Underwritten Offering of Registrable Securities included in a Piggyback Registration informs the Company and the Holders that have requested to participate in such Piggyback Registration in writing that, in its or their good-faith opinion, the number of securities which such Holders and any other Persons intend to include in such offering exceeds the Maximum Offering Size, then the aggregate number of securities to be included in such Registration shall be (i) first, 100% of the securities that the Company proposes to sell, (ii) second, the number of Registrable Securities that, in the good-faith opinion of such managing underwriter or underwriters, can be sold without exceeding the Maximum Offering Size, which number shall be allocated pro rata among the Holders that have requested to participate in such Registration based on the relative number of Registrable Securities so requested to be included by each such Holder and (iii) third, any other securities eligible for inclusion in such Registration that, in the good-faith opinion of the managing underwriter or underwriters, can be sold without exceeding the Maximum Offering Size.

(c)   No Effect on Demand and Shelf Registrations. No Registration of Registrable Securities effected pursuant to a request under this Section 2.03 shall be deemed to have been effected pursuant to Section 2.01 or Section 2.02 or shall relieve the Company of its obligations under Section 2.01 or Section 2.02.

SECTION 2.04.   Black-out Periods.

(a)   Black-out Periods for Holders. In the case of any Company Public Sale or an offering of Registrable Securities pursuant to Section 2.01 or Section 2.02 that is an Underwritten Offering, each Participating Holder (and its Affiliates) beneficially owning (without giving effect to the existence of any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision)) Registrable Securities representing beneficial ownership of 5% or more of the outstanding shares of Common Stock agrees with the Company, if requested by the managing underwriter or underwriters in such Underwritten Offering, to execute a lock-up agreement in customary form, in which the Participating Holders may be required to agree not to (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Company Shares (including Company Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Commission and Company Shares that may be issued upon exercise of any Company Share Equivalents without giving effect to the existence of any group (within the meaning of Section 13(d)(3) or Section

14(d)(2) of the Exchange Act, or any successor provision)) or securities convertible into or exercisable or exchangeable for Company Shares or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Company Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Company Shares or other securities, in cash or otherwise, in each case, during the period that is sixty (60) days (or such greater or lesser period as may be reasonably requested by the managing underwriter or underwriters to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in the FINRA rules or any successor provisions or amendments thereto) after the date of the commencement of such Underwritten Offering, to the extent timely notified in writing by the Company or the managing underwriter or underwriters (or such other period as may be reasonably requested by the managing underwriter or underwriters); provided, that the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters on (i) the Company, (ii) the Chief Executive Officer and/or the Chief Financial Officer of the Company (or persons in substantially equivalent positions), in their capacities as such, or (iii) on any other holder of more than 5% of the Company Shares, in each case, in connection with such Underwritten Offering; provided, further, that nothing herein will prevent any Participating Holder that is a partnership, limited liability company, corporation or other entity from making a distribution of Registrable Securities to the partners, members, stockholders or other equityholders thereof or a transfer to an Affiliate that is otherwise in compliance with the applicable securities laws, so long as such distributees or transferees agree to be bound by the restrictions set forth in this Section 2.04(a), or participating in any merger, acquisition or similar change of control transaction. Notwithstanding the foregoing, any lock-up agreement to be executed shall contain additional exceptions as may be agreed by the Participating Holders and the managing underwriter. This Section 2.04 shall not prohibit any transaction by any Participating Holder that is permitted by its lock-up agreement entered into in connection with an Underwritten Offering with the managing underwriter or underwriters in such Underwritten Offering (as such lock-up agreement is modified or waived by such managing underwriter or underwriters from time to time). The Company may impose stop-transfer instructions with respect to the Company Shares (or other securities) subject to the foregoing restriction until the end of the period referenced above.

(b)   Black-out Period for the Company. In the case of an offering of Registrable Securities pursuant to Section 2.01 that is an Underwritten Offering, or pursuant to Section 2.02 that is an Underwritten Offering, the Company agrees, if requested by a Requesting Holder (or Requesting Holders, as the case may be) or the managing underwriter or underwriters in such Underwritten Offering, not to (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Company Shares and any Company Shares that may be issued upon exercise of any Company Share Equivalents) or securities convertible into or exercisable or exchangeable for Company Shares or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Company Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Company Shares or other securities, in cash or otherwise, in each case, during the period beginning seven (7) days before, and ending sixty (60) days (or such greater or lesser period as may be reasonably requested by the managing underwriter or underwriters and agreed to by the Requesting Holder(s)) (or such other period as may be reasonably requested by the managing underwriter or underwriters to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in the FINRA rules or any successor provisions or amendments thereto) after, the date of the commencement of such Underwritten Offering, to the extent timely notified in writing by a Requesting Holder or the managing underwriter or underwriters, as the case may be; provided, that the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters on (i) the Chief Executive Officer and/or the Chief Financial Officer of the Company (or persons in substantially equivalent positions), in their capacities as such, or (ii) on any other holder of more than 5% of the Company Shares, in each case, in connection with such Underwritten Offering. If requested by the Requesting Holder(s) or the managing underwriter or underwriters of any such Underwritten Offering, the Company shall execute a separate lock-up agreement to the foregoing effect. This Section 2.04 shall not prohibit any transaction by the Company that is permitted by its lock-up agreement or provision entered into in connection with an Underwritten Offering with the managing underwriter or underwriters in such Underwritten Offering (as such lock-up agreement or provision is modified or waived by such managing underwriter or underwriters from time to time). Notwithstanding the foregoing, the Company may effect a public sale or distribution of securities of the type described above and during

the periods described above if such sale or distribution is made pursuant to registrations on Form S-4 or Form S-8 or as part of any registration of securities for offering and sale to employees, directors or consultants of the Company and its Subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement. Notwithstanding anything to the contrary in this Agreement, the time periods during which the Company shall be required to file a registration statement or otherwise effect an offering of securities pursuant to Section 2.01 or Section 2.02 shall be extended for a period equal to the lock-up period required under this Section 2.04(b) to the extent any Holder shall make a request for an offering or sale of securities under any such provision while any lock-up provision shall be in effect.

(c) Other Shareholders. The Company agrees to use its reasonable best efforts to obtain from each of its directors and executive officers an agreement not to effect any public sale or distribution of such securities during any period referred to in this Section 2.04, except as part of any sales or distributions made pursuant to Registrations permitted under Section 2.04(b). Without limiting the foregoing (but subject to Section 2.07), if after the date hereof the Company or any of its Subsidiaries grants any Person any rights to demand or participate in a Registration, the Company shall, and shall cause its Subsidiaries to, provide that the agreement with respect thereto shall include such Person's agreement to comply with any black-out period required by this Section 2.04 as if it were a Holder hereunder. If requested by the Participating Holder(s) or the managing underwriter or underwriters of any such Underwritten Offering, the Company shall use reasonable best efforts to cause such persons referred to in the first sentence of this Section 2.04(c) to execute a separate agreement to the foregoing effect. This Section 2.04 shall not prohibit any transaction by such person that is permitted by its lock-up agreement entered into in connection with an Underwritten Offering with the managing underwriter or underwriters in such Underwritten Offering (as such lock-up agreement is modified or waived by such managing underwriter or underwriters from time to time). The Company may impose stop-transfer instructions with respect to the Company Shares (or other securities) subject to the foregoing restriction until the end of the period referenced above.

SECTION 2.05. Registration Procedures.

(a) In connection with the Company's Registration obligations under Sections 2.01, 2.02 and 2.03 and subject to the applicable terms and conditions set forth therein, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the plan of distribution requested by the Participating Holder(s) and set forth in the applicable Registration Statement as expeditiously as reasonably practicable, and in connection therewith the Company shall:

(i) prepare the required Registration Statement, including all exhibits and financial statements required under the Securities Act to be filed therewith, and before filing a Registration Statement, Prospectus or any Issuer Free Writing Prospectus, or any amendments or supplements thereto, (x) furnish to the underwriters, if any, and the Participating Holders, if any, copies of all documents prepared to be filed, and provide such underwriters and the Participating Holders and their respective counsel with a reasonable opportunity to review and comment on such documents prior to their filing and (y) except in the case of a Registration under Section 2.03, not file any Registration Statement or Prospectus or amendments or supplements thereto to which any Participating Holder or the underwriters, if any, shall reasonably object; provided, that, if the Registration is pursuant to a Registration Statement on Form S-1 or Form S-3 or any similar short-form Registration Statement, the Company shall include in such Registration Statement such additional information for marketing purposes as any Participating Holder or managing underwriter reasonably requests in writing; provided, that the Company may exclude such additional information from the Registration Statement if in its opinion, in consultation with outside legal counsel, such information contains a material misstatement of fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(ii) prepare and file with the Commission such pre- and post-effective amendments to such Registration Statement, supplements to the Prospectus and such amendments or supplements to any Issuer Free Writing Prospectus as may be (x) reasonably requested by any Participating Holder (to the extent such request relates to information relating to such Participating Holder), or (y) necessary to keep such Registration effective for the period of time required by this Agreement, and comply with provisions of the applicable securities laws and SEC Guidance with respect to the sale or other disposition of all securities covered by such Registration Statement during such period in accordance with the intended method or methods of disposition by the sellers thereof set forth in such

Registration Statement, and prior to the filing of such amendments and supplements, furnish such amendments and supplements to the underwriters, if any, and the Participating Holders, if any, and provide such underwriters and the Participating Holders and their respective counsel with an adequate and appropriate opportunity to review and comment on such amendments and supplements prior to their filing;

(iii)   as promptly as reasonably practicable notify the Participating Holders and the managing underwriter or underwriters, if any, in writing and provide copies of the relevant documents, as soon as reasonably practicable after notice thereof is received by the Company (A) when the applicable Registration Statement or any amendment thereto has been filed or becomes effective, and when the applicable Prospectus or Issuer Free Writing Prospectus or any amendment or supplement thereto has been filed, (B) of any written comments by the Commission or any request by the Commission or any other Governmental Authority for amendments or supplements to such Registration Statement, Prospectus or Issuer Free Writing Prospectus or for additional information, (C) of the issuance or threatened issuance by the Commission of any stop order suspending or threatening to suspend the effectiveness of such Registration Statement or any order by the Commission or any other regulatory authority preventing or suspending the use of any preliminary or final Prospectus or any Issuer Free Writing Prospectus or the initiation or threatening of any proceedings for such purposes, (D) if, at any time, the representations and warranties of the Company in any applicable underwriting agreement cease to be true and correct in all material respects, (E) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction and (F) of the receipt by the Company of any notification with respect to the initiation or threatening of any proceeding for the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction;

(iv)   as promptly as reasonably practicable notify the Participating Holders and the managing underwriter or underwriters, if any, when the Company becomes aware of the happening of any event as a result of which the applicable Registration Statement, the Prospectus included in such Registration Statement (as then in effect) or any Issuer Free Writing Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of such Prospectus, any preliminary Prospectus or any Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, when any Issuer Free Writing Prospectus includes information that may conflict with the information contained in the Registration Statement, or, if for any other reason it shall be necessary during such time period to amend or supplement such Registration Statement, Prospectus or Issuer Free Writing Prospectus in order to comply with the Securities Act and, in either case as promptly as reasonably practicable thereafter, prepare and file with the Commission, and furnish without charge to the Participating Holders and the managing underwriter or underwriters, if any, an amendment or supplement to such Registration Statement, Prospectus or Issuer Free Writing Prospectus which shall correct such misstatement or omission or effect such compliance;

(v)   use its reasonable best efforts to prevent, or obtain the withdrawal of, any stop order or other order suspending the use of any preliminary or final Prospectus or any Issuer Free Writing Prospectus;

(vi)   promptly incorporate in a Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment to the applicable Registration Statement such information as the managing underwriter or underwriters and the Participating Holder(s) agree should be included therein relating to the plan of distribution with respect to such Registrable Securities, and make all required filings of such Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment;

(vii)   furnish to each Participating Holder and each underwriter, if any, without charge, as many conformed copies as such Participating Holder or underwriter may reasonably request of the applicable Registration Statement and any amendment, post-effective amendment or supplement thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including any incorporated by reference), provided, that the Company, in its discretion, may satisfy its obligation to furnish any such documents to the Participating Holders and underwriters by filing such documents with the Commission so they are publicly available on the Commission's EDGAR website;

(viii)   deliver to each Participating Holder and each underwriter, if any, without charge, as many copies of the applicable Prospectus (including each preliminary Prospectus), any Issuer Free Writing Prospectus and any

amendment or supplement thereto as such Participating Holder or underwriter may reasonably request (it being understood that the Company consents to the use of such Prospectus, any Issuer Free Writing Prospectus and any amendment or supplement thereto by such Participating Holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities thereby) and such other documents as such Participating Holder or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities by such Participating Holder or underwriter), provided, that the Company, in its discretion, may satisfy its obligation to deliver any such documents to the Participating Holders and underwriters by filing such documents with the Commission so they are publicly available on the Commission's EDGAR website;

(ix)　　　on or prior to the date on which the applicable Registration Statement is declared effective, use its reasonable best efforts to register or qualify, and cooperate with the Participating Holders, the managing underwriter or underwriters, if any, and their respective counsel, in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or "Blue Sky" laws of each state and other jurisdiction of the United States as any Participating Holder or managing underwriter or underwriters, if any, or their respective counsel reasonably request in writing and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification in effect for such period as required by Section 2.01(d) and Section 2.02(c), whichever is applicable, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject;

(x)　　　cooperate with the Participating Holders and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends, and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters may request at least two (2) Business Days prior to any sale of Registrable Securities to the underwriters;

(xi)　　　use its reasonable best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other Governmental Authorities as may be necessary to enable the seller or sellers thereof or the underwriter or underwriters, if any, to consummate the disposition of such Registrable Securities;

(xii)　　　make such representations and warranties to the Participating Holders and the underwriters or agents, if any, in form, substance and scope as are customarily made by issuers in secondary underwritten public offerings;

(xiii)　　　enter into such customary agreements (including underwriting and indemnification agreements) and take all such other actions as any Participating Holder(s) or the managing underwriter or underwriters, if any, reasonably request in order to expedite or facilitate the Registration and disposition of such Registrable Securities;

(xiv)　　　obtain for delivery to the Participating Holders and to the underwriter or underwriters, if any, an opinion or opinions from counsel for the Company dated the effective date of the Registration Statement or, in the event of an Underwritten Offering, the date of the closing under the underwriting agreement, in customary form, scope and substance, which opinions shall be reasonably satisfactory to such Participating Holders or underwriters, as the case may be, and their respective counsel;

(xv)　　　in the case of an Underwritten Offering, obtain for delivery to the Company and the managing underwriter or underwriters, with copies to the Participating Holders, a cold comfort letter from the Company's independent certified public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters as the managing underwriter or underwriters reasonably request, dated the date of execution of the underwriting agreement and brought down to the date of the closing of the Underwritten Offering, as specified in the underwriting agreement;

(xvi)　　　cooperate with each Participating Holder and each underwriter, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the FINRA;

(xvii)	use its reasonable best efforts to comply with all applicable securities laws and make available to its security holders, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and the rules and regulations promulgated thereunder;

(xviii)	provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement from and after a date not later than the effective date of such Registration Statement;

(xix)	use its reasonable best efforts to cause all Registrable Securities covered by the applicable Registration Statement to be listed on each securities exchange on which any of the Company Shares are then listed or quoted and on each inter-dealer quotation system on which any of the Company Shares are then quoted;

(xx)	in connection with an Underwritten Offering, make available upon reasonable notice at reasonable times and for reasonable periods for inspection by any Participating Holder, by any underwriter participating in any disposition to be effected pursuant to such Registration Statement and by any attorney, accountant or other agent retained by such Participating Holder(s) or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company's officers, directors and employees and the independent public accountants who have certified its financial statements to make themselves available to discuss the business of the Company and to supply all information reasonably requested by any such Person in connection with such Registration Statement as shall be necessary to enable them to exercise their due diligence responsibility; and

(xxi)	in the case of an Underwritten Offering of Registrable Securities pursuant to a Demand Registration or a Marketed Underwritten Shelf Take-Down, in each case, in an amount of at least (i) $25 million or (ii) 20% of the outstanding Registrable Securities, cause appropriate officers of the Company to participate in the customary "road show" presentations that may be reasonably requested by the managing underwriter or underwriters in any such Underwritten Offering and otherwise use commercially reasonable efforts to facilitate, cooperate with, and participate in each proposed Underwritten Offering contemplated herein and customary selling efforts related thereto provided, that such participation shall not unreasonably interfere with the business operations of the Company.

(b)	The Company may require each Participating Holder to furnish to the Company such information regarding the distribution of such securities and such other information relating to such Holder and its ownership of Registrable Securities as the Company may from time to time reasonably request in writing. Each Participating Holder agrees to furnish such information to the Company and to cooperate with the Company as reasonably necessary to enable the Company to comply with the provisions of this Agreement.

(c)	Each Participating Holder agrees that, upon delivery of any notice by the Company of the happening of any event of the kind described in Section 2.05(a)(iii)(C), (D), or (E) or Section 2.05(a)(iv), such Participating Holder will forthwith discontinue disposition of Registrable Securities pursuant to such Registration Statement until (i) if such notice relates to an event of the kind described in Section 2.05(a)(iv), such Participating Holder's receipt of the copies of the supplemented or amended Prospectus or Issuer Free Writing Prospectus contemplated by Section 2.05(a)(iv), (ii) such Participating Holder is advised in writing by the Company that the use of the Prospectus or Issuer Free Writing Prospectus, as the case may be, may be resumed, (iii) if such notice relates to an event of the kind described in Section 2.05(a)(iii)(C) or (E), such Participating Holder is advised in writing by the Company of the termination, expiration or cessation of the applicable order or suspension, and (iv) if such notice relates to an event of the kind described in Section 2.05(a)(iii)(D), such Participating Holder is advised in writing by the Company that the representations and warranties of the Company in the applicable underwriting agreement are true and correct in all material respects. The Company may impose stop-transfer instructions with respect to the Registrable Securities subject to the foregoing restriction until the end of the period referenced above. In the event the Company shall give any such notice, the period during which the applicable Registration Statement is required to be maintained effective shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such Registration Statement either receives the copies of the supplemented or amended Prospectus or Issuer Free Writing Prospectus contemplated by Section 2.05(a)(iv) or is advised in writing by the Company that the use of the Prospectus or Issuer Free Writing Prospectus may be resumed.

SECTION 2.06.   Underwritten Offerings.

(a)   Demand Registrations. If requested by the underwriters for any Underwritten Offering requested by any Participating Holder pursuant to a Registration under Section 2.01, the Company shall enter into an underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company, each Participating Holder and the underwriters, and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of that type, including indemnities no less favorable to the recipient thereof than those provided in Section 2.09. Each Participating Holder shall cooperate reasonably with the Company in the negotiation of such underwriting agreement and shall give consideration to the reasonable suggestions of the Company regarding the form thereof. The Participating Holders shall be parties to such underwriting agreement, which underwriting agreement shall (i) contain such representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such Participating Holders as are customarily made by issuers to selling stockholders in secondary underwritten public offerings and (ii) provide that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also shall be conditions precedent to the obligations of such Participating Holders. Any such Participating Holder shall not be required to make any representations or warranties to, or agreements with, the Company or the underwriters in connection with such underwriting agreement other than customary representations, warranties or agreements regarding such Participating Holder (but not such Participating Holder's knowledge about the Company), such Participating Holder's title to the Registrable Securities, such Participating Holder's authority to sell the Registrable Securities, such Participating Holder's intended method of distribution, absence of liens with respect to the Registrable Securities, receipt of all required consents and approvals with respect to the entry into such underwriting agreement and the sale of such Registrable Securities and any other representations required to be made by such Participating Holder under applicable law, rule or regulation, and the aggregate amount of the liability of such Participating Holder in connection with such underwriting agreement shall not exceed such Participating Holder's net proceeds after underwriting commissions and discounts (but before any taxes and expenses which may be payable by such Participating Holder) from such Underwritten Offering.

(b)   Shelf Registrations. If requested by the underwriters for any Underwritten Offering requested by any Participating Holder pursuant to a Registration under Section 2.02, the Company shall enter into an underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company, each Participating Holder and the underwriters, and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of that type, including indemnities no less favorable to the recipient thereof than those provided in Section 2.09. Each Participating Holder shall cooperate reasonably with the Company in the negotiation of such underwriting agreement and shall give consideration to the reasonable suggestions of the Company regarding the form thereof. The Participating Holders shall be parties to such underwriting agreement, which underwriting agreement shall (i) contain such representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such Participating Holders as are customarily made by issuers to selling stockholders in secondary underwritten public offerings and (ii) provide that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also shall be conditions precedent to the obligations of such Participating Holders. Any such Participating Holder shall not be required to make any representations or warranties to, or agreements with, the Company or the underwriters in connection with such underwriting agreement other than customary representations, warranties or agreements regarding such Participating Holder (but not such Participating Holder's knowledge about the Company), such Participating Holder's title to the Registrable Securities, such Participating Holder's authority to sell the Registrable Securities, such Participating Holder's intended method of distribution, absence of liens with respect to the Registrable Securities, receipt of all required consents and approvals with respect to the entry into such underwriting agreement and the sale of such Registrable Securities and any other representations required to be made by such Participating Holder under applicable law, rule or regulation, and the aggregate amount of the liability of such Participating Holder in connection with such underwriting agreement shall not exceed such Participating Holder's net proceeds after underwriting commissions and discounts (but before any taxes and expenses which may be payable by such Participating Holder) from such Underwritten Offering.

(c)   Piggyback Registrations. If the Company proposes to Register any of its securities under the Securities Act as contemplated by Section 2.03 and such securities are to be distributed in an Underwritten Offering through one or more underwriters, the Company shall, if requested by any Holder pursuant to Section 2.03 and subject to the provisions of Section 2.03(b), use its reasonable best efforts to arrange for such underwriters to include on the same terms and conditions that apply to the other sellers in such Registration all the Registrable Securities to be offered and sold by such Holder among the securities of the Company to be distributed by such underwriters in such Registration. The Participating Holders shall be parties to the underwriting agreement between the Company and such underwriters, which underwriting agreement shall (i) contain such representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such Participating Holders as are customarily made by issuers to selling stockholders in secondary underwritten public offerings and (ii) provide that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also shall be conditions precedent to the obligations of such Participating Holders. Any such Participating Holder shall not be required to make any representations or warranties to, or agreements with the Company or the underwriters in connection with such underwriting agreement other than customary representations, warranties or agreements regarding such Participating Holder (but not such Participating Holder's knowledge about the Company), such Participating Holder's title to the Registrable Securities, such Participating Holder's authority to sell the Registrable Securities, such Participating Holder's intended method of distribution, absence of liens with respect to the Registrable Securities, receipt of all required consents and approvals with respect to the entry into such underwriting agreement and the sale of such Registrable Securities or any other representations required to be made by such Participating Holder under applicable law, rule or regulation, and the aggregate amount of the liability of such Participating Holder in connection with such underwriting agreement shall not exceed such Participating Holder's net proceeds after underwriting commissions and discounts (but before any taxes and expenses which may be payable by such Participating Holder) from such Underwritten Offering.

(d)   Participation in Underwritten Registrations. Subject to the provisions of Sections 2.06(a), (b) and (c) above, no Person may participate in any Underwritten Offering hereunder unless such Person (i) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Persons entitled to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

(e)   Price and Underwriting Discounts. In the case of an Underwritten Offering under Section 2.01 or Section 2.02, the price, underwriting discount and other financial terms for the Registrable Securities shall be determined by the Requesting Holder(s) participating in such Underwritten Offering.

SECTION 2.07.   No Inconsistent Agreements; Additional Rights. The Company is not currently a party to, and shall not hereafter enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Holders by this Agreement, including allowing any other holder or prospective holder of any securities of the Company (a) registration rights in the nature or substantially in the nature of those set forth in Section 2.01, Section 2.02 or Section 2.03 that would have priority over the Registrable Securities with respect to the inclusion of such securities in any Registration (except to the extent such registration rights are solely related to Registrations of the type contemplated by Section 2.03(a)(ii) through (iv)) or (b) demand registration rights in the nature or substantially in the nature of those set forth in Section 2.01 or Section 2.01 that are exercisable prior to such time as the Requesting Holders can first exercise their rights under Section 2.01 or Section 2.02.

SECTION 2.08.   Registration Expenses. All expenses incident to the Company's performance of or compliance with this Agreement shall be paid by the Company (including, for the avoidance of doubt, in connection with any Demand Registration, Shelf Registration or any Shelf Take-Down), including (i) all registration and filing fees, and any other fees and expenses associated with filings required to be made with the Commission or FINRA, including, if applicable, the reasonable and documented fees and expenses of any "qualified independent underwriter," as such term is defined in FINRA Rule 5121 (or any successor provision) and of its counsel (ii) all fees and expenses in connection with compliance with any securities or "Blue Sky" laws (including fees and disbursements of one firm of counsel for the underwriters in connection with "Blue Sky" qualifications of the Registrable Securities), (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses and Issuer Free Writing Prospectuses),

(iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audits incidental to or required by any Registration or qualification and cold comfort letters required by or incident to such performance), (v) Securities Act liability insurance or similar insurance if the Company so desires, (vi) all fees and expenses incurred in connection with the listing of Registrable Securities on any securities exchange or quotation of the Registrable Securities on any inter-dealer quotation system, (vii) all fees and expenses of any special experts or other Persons retained by the Company in connection with any Registration, (viii) all of the Company's internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), (ix) all expenses incurred by the Company and its directors and officers related to any analyst or investor presentations or any "road-shows" for any Underwritten Offering, including all travel, meals and lodging, (x) reasonable and documented fees, out-of-pocket costs and expenses of one firm of counsel selected by the Holder(s) of a majority of the Registrable Securities covered by each Registration Statement, (xi) fees and disbursements of underwriters customarily paid by issuers and sellers of securities, but excluding any underwriting fees, discounts and commissions attributable to the sale of Registrable Securities, (xii) transfer agents' and registrars' fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering, (xiii) fees and expense payable in connection with any ratings of the Registrable Securities, including expenses relating to any presentations to rating agencies and (xiv) any other fees and disbursements customarily paid by the issuers of securities. All such fees and expenses are referred to herein as "Registration Expenses." The Company shall not be required to pay any underwriting fees, discounts and commissions, or any transfer taxes or similar taxes or charges, if any, attributable to the sale of Registrable Securities, and all such fees, discounts, commissions, taxes and charges related to any Registrable Securities shall be the sole responsibility of the Holder of such Registrable Securities.

SECTION 2.09.   Indemnification.

(a)   Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, each of the Holders, each of their respective direct or indirect partners, members or shareholders and each of such partner's, member's or shareholder's partners members or shareholders and, with respect to all of the foregoing Persons, each of their respective Affiliates, employees, directors, officers, trustees or agents and each Person who controls (within the meaning of the Securities Act or the Exchange Act) such Persons and each of their respective Representatives (collectively, the "Stockholder Parties") from and against any and all losses, penalties, judgments, suits, costs, claims, damages, liabilities and expenses, joint or several (including reasonable and documented costs and expenses of investigation and reasonable and documented attorneys', accountants' and experts' fees and expenses) (each, a "Loss" and collectively "Losses") insofar as such Losses arise out of or are relating to (i) any failure by the Company to comply with the covenants and agreements contained in this Agreement, (ii) any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which such Registrable Securities were registered under the Securities Act (including any final, preliminary or summary Prospectus contained therein or any amendment or supplement thereto or any documents incorporated by reference therein, which shall include any information that has been deemed to be a part of any Prospectus under Rule 159 under the Securities Act), any Issuer Free Writing Prospectus or amendment or supplement thereto, (iii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, and the Company will reimburse, as incurred, each such Stockholder Party for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided, that the Company shall not be liable to any Stockholder Party to the extent that any such Loss arises out of or is relating to an untrue statement or alleged untrue statement or omission or alleged omission made in any such Registration Statement or other document in reliance upon and in conformity with written information furnished to the Company by such indemnified party expressly for use in the preparation thereof (including without limitation any written information provided for inclusion in the Registration Statement pursuant to Section 2.05(a)(i)). This indemnity shall be in addition to any liability the Company may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any Stockholder Party and shall survive the transfer of such securities by such Holder. The Company shall also indemnify underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their officers and directors and each Person who controls such Persons (within the meaning of the Securities Act and the Exchange Act) as may be reasonably requested by any such parties and on customary terms.

(b)   Indemnification by the Participating Holders. Each Participating Holder agrees (severally and not jointly) to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act or the Exchange Act), and each other Holder, each of such other Holder's respective direct or indirect partners, members or shareholders and each of such partner's, member's or shareholder's partners members or shareholders and, with respect to all of the foregoing Persons, each of their respective Affiliates, employees, directors, officers, trustees or agents and each Person who controls (within the meaning of the Securities Act or the Exchange Act) such Persons and each of their respective Representatives from and against (i) any Losses resulting from any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement under which such Participating Holder's Registrable Securities were registered under the Securities Act (including any final, preliminary or summary Prospectus contained therein or any amendment or supplement thereto or any documents incorporated by reference therein, which shall include any information that has been deemed to be a part of any Prospectus under Rule 159 under the Securities Act) or any Issuer Free Writing Prospectus or amendment or supplement thereto, or (ii) any Losses resulting from any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, in each case to the extent, but only to the extent, that such untrue statement or omission is contained in information furnished in writing by such Participating Holder to the Company specifically for inclusion in such Registration Statement (including, without limitation, any written information provided for inclusion in the Registration Statement pursuant to Section 2.05(a)(i)) and has not been corrected in a subsequent writing prior to or concurrently with the sale of the Registrable Securities to the Person asserting the claim, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) was made in such Registration Statement, Prospectus, offering circular, Issuer Free Writing Prospectus or other document, in reliance upon and in conformity with written information furnished to the Company by such Participating Holder expressly for use therein, and (iii) in the event that the Company notifies such Participating Holder in writing of the occurrence of an event of the type specified in Section 2.05(a)(iv), to the extent, and only to the extent, of any Losses resulting from such Participating Holder's use of an outdated or defective Prospectus or Issuer Free Writing Prospectus after the date of such notice and prior to the date that its disposition of Registrable Securities pursuant to such Registration Statement may be resumed pursuant to Section 2.05(c) or, if applicable, such Participating Holder's failure to use the supplemented or amended Prospectus or Issuer Free Writing Prospectus delivered to it pursuant to Section 2.05(a)(iv), but only to the extent that the use of such supplemented or amended Prospectus or Issuer Free Writing Prospectus would have corrected the misstatement or omission giving rise to such Loss, and (iv) in the event that the Company delivers to such Participating Holder a Valid Business Reason Notice or a Suspending Notice, to the extent, and only to the extent, of any Losses resulting from such Participating Holder's disposition of Registrable Securities pursuant to such Registration Statement after the date of such certificate in contravention of the applicable restrictions under Sections 2.01(b) or 2.02(e). In no event shall the liability of such Participating Holder hereunder be greater in amount than the dollar amount of the net proceeds after underwriting commissions and discounts (but before any taxes and expenses which may be payable by such Participating Holder) received by such Participating Holder under the sale of Registrable Securities giving rise to such indemnification obligation.

(c)   Conduct of Indemnification Proceedings. Any Person entitled to indemnification under this Section 2.09 shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that any failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder only to the extent, if at all, that it is actually and materially prejudiced by reason of such failure) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any Person entitled to indemnification hereunder shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed in writing to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim within a reasonable time after delivery of notice of such claim from the Person entitled to indemnification hereunder and employ counsel reasonably satisfactory to such Person, (C) the indemnified party has reasonably concluded (based upon advice of independent outside counsel) that there may be legal defenses available to it that are different from or in addition to those available to the indemnifying party, or (D) in the reasonable judgment of any such indemnified party (based upon advice of independent outside counsel), an actual or potential conflict of interest exists between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying

party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person). If the indemnifying party assumes the defense, the indemnifying party shall not have the right to settle such action, consent to entry of any judgment or enter into any settlement, in each case without the prior written consent (not to be unreasonably withheld) of the indemnified party, unless the entry of such judgment or settlement (i) includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of an unconditional release from all liability in respect to such claim or litigation and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of such indemnified party, and provided that any sums payable in connection with such settlement are paid in full by the indemnifying party. If such defense is not assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its prior written consent, but such consent may not be unreasonably withheld. It is understood that the indemnifying party or parties shall not, except as specifically set forth in this Section 2.09(c), in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements or other charges of more than one separate firm admitted to practice in such jurisdiction at any one time unless (x) the employment of more than one counsel has been authorized in writing by the indemnifying party or parties, (y) an indemnified party has reasonably concluded (based on the advice of counsel) that there may be legal defenses available to it that are different from or in addition to those available to the other indemnified parties, or (z) a conflict or potential conflict exists or may exist (based upon advice of counsel to an indemnified party) between such indemnified party and the other indemnified parties, in each of which cases the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels not to exceed, at any one time, a total of two (2) separate firms, in the aggregate for all indemnified parties, admitted to practice in such jurisdiction.

(d) Contribution. If for any reason the indemnification provided for in paragraphs (a) and (b) of this Section 2.09 is unavailable to an indemnified party or insufficient in respect of any Losses referred to therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party or parties on the other hand in connection with the acts, statements or omissions that resulted in such losses, as well as any other relevant equitable considerations. In connection with any Registration Statement filed with the Commission by the Company, the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 2.09(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 2.09(d). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The amount paid or payable by an indemnified party as a result of the Losses referred to in Sections 2.09(a) and 2.09(b) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 2.09(d), in connection with any Registration Statement filed by the Company, a Participating Holder shall not be required to contribute any amount in excess of the dollar amount of the net proceeds after underwriting commissions and discounts (but before any taxes and expenses which may be payable by such Participating Holder) received by such Participating Holder under the sale of Registrable Securities giving rise to such contribution obligation less any amount paid by such Participating Holders pursuant to Section 2.09(b). Each Participating Holder's obligation to contribute pursuant to this Section 2.09 is several in the proportion that the proceeds of the offering received by such Participating Holder bears to the total proceeds of the offering received by all such Participating Holders and not joint. If indemnification is available under this Section 2.09, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Sections 2.09(a) and 2.09(b) hereof without regard to the provisions of this Section 2.09(d).

(e) No Exclusivity. The remedies provided for in this Section 2.09 are not exclusive and shall not limit any rights or remedies which may be available to any indemnified party at law or in equity or pursuant to any other agreement.

(f)   Survival. The indemnities provided in this Section 2.09 shall survive the transfer of any Registrable Securities by such Holder.

(g)   Other Indemnification. Indemnification similar to that specified herein (with appropriate modifications) shall be given by the Company and each Participating Holder with respect to any required registration or other qualification of securities under any law other than the Securities Act or the Exchange Act.

SECTION 2.10.   Rules 144 and 144A and Regulation S. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if the Company is not required to file such reports, it will, upon the reasonable request of any Holder, make publicly available such necessary information for so long as necessary to permit sales pursuant to Rules 144, 144A or Regulation S under the Securities Act), all to the extent required from time to time to enable the Holders to sell Registrable Securities without Registration under the Securities Act within the limitation of the exemptions provided by (i) Rules 144, 144A or Regulation S under the Securities Act, as such Rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the Commission. Upon the reasonable request of a Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

SECTION 2.11.   In-Kind Distributions. If any Holder seeks to effectuate an in-kind distribution of all or part of its Company Shares to such Holder's direct or indirect equityholders, the Company will reasonably cooperate with and assist such Holder, such equityholders and the Company's transfer agent to facilitate such in-kind distribution in the manner reasonably requested by such Holder (including the delivery of instruction letters by the Company or its counsel to the Company's transfer agent, the delivery of customary legal opinions by counsel to the Company and the delivery of Company Shares without restrictive legends, to the extent the restrictions set forth therein are no longer applicable).

ARTICLE III

MISCELLANEOUS

SECTION 3.01.   Term. This Agreement shall terminate with respect to any Holder upon the date on which such Holder ceases to hold Registrable Securities, except for the provisions of Sections 2.09 and 2.10, which shall survive any such termination. No termination under this Agreement shall relieve any Person of liability for breach prior to termination. In the event this Agreement is terminated, each Person entitled to indemnification rights pursuant to Section 2.09 hereof shall retain such indemnification rights with respect to any matter that (i) may be an indemnified liability thereunder and (ii) occurred prior to such termination.

SECTION 3.02.   Injunctive Relief. It is hereby agreed and acknowledged that it will be impossible to measure in money the damage that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved Person will be irreparably damaged and will not have an adequate remedy at law. Any such Person shall, therefore, be entitled (in addition to any other remedy to which it may be entitled in law or in equity) to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

SECTION 3.03.   Notices. Unless otherwise specified herein, all notices, consents, approvals, reports, designations, requests, waivers, elections and other communications authorized or required to be given pursuant to this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via facsimile, with confirmation of transmission, to the number set out below or on Schedule I, as applicable, (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, (d) when transmitted via email (including via attached pdf document), with confirmation of receipt, to the email address set out below or on Schedule I, as applicable or (e) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case to the respective parties as applicable, at the address set out below or on Schedule I (or such other address as such Holder may specify by notice to the Company in accordance with this Section 3.03) and the Company at the following addresses:

To the Company:

Denbury Inc.
5320 Legacy Drive
Plano, Texas 75024

Attention: Jim Matthews
Facsimile: (972) 673-2300
Email: jim.matthews@denbury.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Attention: Joshua Sussberg
        Christopher Marcus
        Rebecca Chaikin
Facsimile: (212) 446-4900
Email: joshua.sussberg@kirkland.com
        christopher.marcus@kirkland.com
        rebecca.chaikin@kirkland.com

and

Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, Texas 77002
Attention: Julian J. Seiguer; Michael W. Rigdon
Facsimile: (713) 836-3601
Email: julian.seiguer@kirkland.com
        michael.rigdon@kirkland.com

SECTION 3.04.   Recapitalization. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all equity securities of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in conversion of, in exchange for or in substitution of, the Registrable Securities and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof. The Company shall cause any successor or assign (whether by merger, consolidation, sale of assets or otherwise) to assume this Agreement or enter into a new registration rights agreement with the Holders on terms substantially the same as this Agreement as a condition of any such transaction.

SECTION 3.05.   Amendment. The terms and provisions of this Agreement may only be amended, modified or waived at any time and from time to time by a writing executed by the Company and the Holders of a majority of the Registrable Securities then outstanding; provided, that if any such amendment, modification or waiver shall adversely affect the rights of any Holder, the consent of all such affected Holders shall be required.

SECTION 3.06.   Successors, Assigns and Transferees. The rights and obligations of each party hereto may not be assigned, in whole or in part, without the written consent of the Company; provided, however, that notwithstanding the foregoing, the rights and obligations set forth herein may be assigned, in whole or in part, by any Holder to any of its Affiliates and such transferee shall, with the consent of the transferring Holder, be treated as a "Holder" for all purposes of this Agreement; provided, further, that such transferee shall only be admitted as a party hereunder upon its, his or her execution and delivery of a joinder agreement in substantially the

form attached as <u>Exhibit A</u> hereto, agreeing to be bound by the terms and conditions of this Agreement as if such Person were a party hereto (together with any other documents the Holders determine are necessary to make such Person a party hereto), whereupon such Person will be treated as a Holder for all purposes of this Agreement, with the same rights, benefits and obligations hereunder as the transferring Holder with respect to the transferred Registrable Securities (except that if the transferee was a Holder prior to such transfer, such transferee shall have the same rights, benefits and obligations with respect to such transferred Registrable Securities as were applicable to Registrable Securities held by such transferee prior to such transfer).

SECTION 3.07.   <u>Binding Effect</u>. Except as otherwise provided in this Agreement, the terms and provisions of this Agreement shall be binding on and inure to the benefit of each of the parties hereto and their respective successors and permitted assigns.

SECTION 3.08.   <u>Third Party Beneficiaries</u>. Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon any Person not a party hereto (other than those Persons entitled to indemnity or contribution under <u>Section 2.09</u>, each of whom shall be a third party beneficiary thereof) any right, remedy or claim under or by virtue of this Agreement.

SECTION 3.09.   <u>Governing Law; Jurisdiction; Agent For Service</u>. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY (I) AGREES THAT ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST THE COMPANY ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE SOUTHERN DISTRICT OF NEW YORK OR THE COURTS OF THE STATE OF NEW YORK LOCATED IN THE CITY AND COUNTY OF NEW YORK (COLLECTIVELY, THE "SPECIFIED COURTS"), (II) WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR OTHER PROCEEDING IN THE SPECIFIED COURTS AND IRREVOCABLY AND UNCONDITIONALLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM AND (III) SUBMITS TO THE EXCLUSIVE JURISDICTION (EXCEPT FOR PROCEEDINGS INSTITUTED IN REGARD TO THE ENFORCEMENT OF A JUDGMENT OF ANY SUCH COURT, AS TO WHICH SUCH JURISDICTION IS NON-EXCLUSIVE) OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. THE COMPANY HEREBY IRREVOCABLY CONSENTS TO SERVICE OF PROCESS AT THE ADDRESS SPECIFIED IN SECTION 3.03 HEREOF, IN ANY MANNER PERMITTED BY THE LAWS OF THE STATE OF NEW YORK, IN ANY SUCH ACTION ARISING OUT OF OR BASED ON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY WHICH MAY BE INSTITUTED IN ANY SPECIFIED COURT AND HEREBY WAIVES ANY REQUIREMENTS OF OR OBJECTIONS TO PERSONAL JURISDICTION WITH RESPECT THERETO. SERVICE OF PROCESS UPON THE COMPANY AT THE ADDRESS SPECIFIED IN SECTION 3.03 HEREOF SHALL BE DEEMED, IN EVERY RESPECT, EFFECTIVE SERVICE OF PROCESS UPON THE COMPANY.

SECTION 3.10.   <u>Waiver of Jury Trial</u>. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS <u>SECTION 3.10</u>.

SECTION 3.11.   Immunity Waiver. The Company hereby irrevocably waives, to the fullest extent permitted by law, any immunity to jurisdiction to which it may otherwise be entitled (including, without limitation, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Agreement.

SECTION 3.12.   Entire Agreement. This Agreement sets forth the entire agreement among the parties hereto with respect to the subject matter hereof. Any prior agreements or understandings among the parties hereto regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

SECTION 3.13.   Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 3.14.   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

SECTION 3.15.   Headings. The heading references herein and in the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

DENBURY INC.

By: /s/ James S. Matthews
Name: James S. Matthews
Title: Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

[*Holders' Signature Pages on file with the Company*]

SCHEDULE I
HOLDERS

1. Golden Tree Asset Management LP

2. Cyrus Capital Partners, L.P.

3. Fidelity Management & Research Company entities:

    i. Fidelity Advisors Series II: Fidelity Advisors Strategic Income Fund
    ii. Fidelity Advisors Series I: Fidelity Advisors Floating Rate High Income Fund
    iii. Allianz Fidelity Institutional Asset Management Total Bond Fund High Yield Sub Account by FIAM
    iv. Allianz Multi-Strategy High Yield Sub Account, by FIAM LLC as Investment Manager by FIAM
    v. Advanced Series Trust - AST Fidelity Institutional AM Quantitative Portfolio, by FIAM
    vi. FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: Fidelity Specialized High Income Central Fund
    vii. FIDELITY SUMMER STREET TRUST: Fidelity Capital & Income Fund
    viii. Fidelity Funds SICAV / Fidelity Funds - US High Yield, by Fidelity Management
    ix. FIDELITY MERRIMACK STREET TRUST: Fidelity Total Bond ETF
    x. Fidelity Canadian Balanced Fund, by Fidelity Investments Canada ULC as Trustee of
    xi. Fidelity American High Yield Fund, by Fidelity Investments Canada ULC as Trustee of
    xii. Fidelity Floating Rate High Income Investment Trust, by Fidelity Investments Canada ULC as Trustee
    xiii. Fidelity Floating Rate High Income Fund, by Fidelity Investments Canada ULC as Trustee
    xiv. Fidelity Global High Yield Investment Trust, by Fidelity Investments Canada ULC as Trustee
    xv. Fidelity Global Intrinsic Value Investment Trust, by its manager Fidelity Investments Canada ULC
    xvi. Fidelity Distressed Opportunities Master Fund I, LP, By FMR
    xvii. FIAM High Yield Fund, LLC - FIAM LLC as Investment Manager
    xviii. Fidelity Investments Life Insurance - High Yield Bond Account, by FIAM
    xix. FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: Fidelity Floating Rate Central Fund
    xx. FIDELITY SUMMER STREET TRUST: Fidelity Focused High Income Fund
    xxi. Japan Trustee Services Bank, Ltd. Re: Fidelity Strategic Income Fund (Mother), by FMR
    xxii. FIDELITY SUMMER STREET TRUST: Fidelity Global High Income Fund
    xxiii. Genesis - Tactical Bond - High Yield Sub Account, by FIAM LLC as Sub-Advisor
    xxiv. Fidelity Worldwide Investment Trust - Fidelity US Bank Loan Fund, by FIAM LLC
    xxv. FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: Fidelity High Income Central Fund
    xxvi. Master Trust Bank Of Japan Ltd. Re: Fidelity US High Yield, by FMR
    xxvii. FIAM High Yield Bond Commingled Pool, by Fidelity Institutional Asset Management
    xxviii. JNL/Fidelity Institutional Asset Management Total Bond Fund
    xxix. MY-PGA US High Yield Fund, by FIAM LLC as Sub Advisor
    xxx. Japan Trustee Services Bank, Ltd. Re: Fidelity High Yield Bond Open Mother Fund, by FMR
    xxxi. FIDELITY ADVISOR SERIES I: Fidelity Advisor High Income Advantage Fund
    xxxii. Pension Reserves Investment Trust Fund, by Fidelity Institutional Asset Management
    xxxiii. FIAM Floating Rate High Income Commingled Pool, by Fidelity Institutional Asset
    xxxiv. FIAM Leveraged Loan, LP, by FIAM LLC as Investment Manager
    xxxv. Strategic Advisers Core Income Fund - FIAM Core HY Sub by FIAM LLC as Investment
    xxxvi. Fidelity Institutional U.S. High Yield Fund - Series 1, by FIAM LLC as Sub-Advisor
    xxxvii. Strategic Advisers Fidelity Core Income Fund - FIAM Core HY Sub by FIAM LLC
    xxxviii. FIDELITY RUTLAND SQUARE TRUST II: Strategic Advisers Income Opportunities
    xxxix. FIDELITY SALEM STREET TRUST: Fidelity SAI Total Bond Fund - Floating Rate
    xl. FIDELITY SALEM STREET TRUST: Fidelity SAI Total Bond Fund - High Income
    xli. Fidelity Summer Street Trust: Fidelity Series Floating Rate High Income Fund
    xlii. FIDELITY SUMMER STREET TRUST: Fidelity Short Duration High Income Fund
    xliii. FIDELITY SUMMER STREET TRUST: Fidelity Series High Income Fund

xliv.   FIDELITY SUMMER STREET TRUST: Fidelity High Income Fund
xlv.   FIDELITY INCOME FUND: Fidelity Total Bond Fund - Floating Rate Securities
xlvi.   FIDELITY INCOME FUND: Total Bond High Income Sub
xlvii.   Fidelity Qualifying Investor Funds Plc, by FIAM LLC as Sub Advisor
xlviii.   VARIABLE INSURANCE PRODUCTS FUND: Floating Rate High Income Portfolio (Fidelity)
xlix.   VARIABLE INSURANCE PRODUCTS FUND: High Income Portfolio Fidelity)
l.   VARIABLE INSURANCE PRODUCTS FUND V: Strategic Income Portfolio (Fidelity)

4.   Capital Research and Management Company entities:

    i.   CapRe (American High Income Fund)
    ii.   CapRe (Income Fund of America)
    iii.   CapRe (American Funds MultiSector Income Fund)
    iv.   CapRe (American Fund Insurance Series - High Income Bond Fund)
    v.   CapRe (Capital Group US High Yield Fund (LUX)

5.   Aristeia Capital, L.L.C.

FORM OF JOINDER

THIS JOINDER (this "Joinder") to the Registration Rights Agreement dated as of September 18, 2020, by and among Denbury Inc., a public Delaware corporation having its registered office at 1209 Orange Street, Wilmington, Delaware 19801, county of New Castle (including any of its successors by merger, acquisition, reorganization, conversion or otherwise, the "Company"), and the Holders (as defined therein)(the "Registration Rights Agreement"), is made and entered into as of [   ], by and between the Company and   [   ] (the "Assuming Holder"). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Registration Rights Agreement.

WHEREAS, the Assuming Holder has acquired certain Registrable Securities from [   ].

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties to this Joinder hereby agree as follows:

Agreement to be Bound. The Assuming Holder hereby agrees that upon execution of this Joinder, it shall become a party to the Registration Rights Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Registration Rights Agreement as though an original party thereto and shall be deemed a Holder for all purposes thereof.

Successors and Assigns. Except as otherwise provided herein, this Joinder shall bind and inure to the benefit of and be enforceable by the Company and its successors, heirs and assigns and the Assigning Holder and its successors, heirs and assigns.

Notices. For purposes of Section 3.03 (*Notices*) of the Registration Rights Agreement, all notices, requests and demands to the Assigning Holder shall be directed to:

[Name]

[Address]

Governing Law. The provisions of Section 3.09 (*Governing Law; Jurisdiction; Agent for Service*), Section 3.10 (*Waiver of Jury Trial*) and Section 3.14 (*Counterparts*) of the Registration Rights Agreement are incorporated herein by reference as if set forth in full herein and shall apply to the terms and provisions of this Joinder and the parties hereto *mutatis mutandis*.

Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

* * * * *

        IN WITNESS WHEREOF, the parties hereto have executed this Joinder to the Registration Rights Agreement as of the date first written above.

DENBURY INC.

By: _____

      Name:

      Title:

[ASSUMING HOLDER]

By: _____

      Name:

      Title:

Exhibit 10.5

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (this "**Agreement**"), dated as of September 18, 2020 (the "**Effective Date**"), is by and between Denbury Inc., a corporation incorporated under the Delaware General Corporation Law (the "**Company**"), and _____ ("**Indemnitee**").

WHEREAS, competent and experienced persons are becoming more reluctant to serve as directors or officers of corporations unless they are provided with adequate protection against claims and actions against them for their activities on behalf, or at the request, of such corporations, generally through insurance and indemnification.

WHEREAS, uncertainties in the interpretations of the statutes, regulations, laws and public policies relating to indemnification of corporate directors and officers are such as to make adequate, reliable assessment of the risks to which directors and officers of such corporations may be exposed difficult, particularly in light of the proliferation of lawsuits against directors and officers generally.

WHEREAS, the Board of Directors of the Company (the "**Board**"), based upon the collective business experience of the directors comprising the Board, has concluded that the continuation of present trends in litigation against corporate directors and officers will inevitably make it more difficult for the Company to attract and retain directors and officers of the highest degree of competence committed to the active and effective direction and supervision of the business and affairs of the Company and its subsidiaries and affiliates, and the operation of its and their facilities, and the Board deems such consequences to be so detrimental to the best interests of the Company that it has concluded that the Company should act to provide its directors and officers with enhanced protection against inordinate risks attendant on their positions in order to assure that the most capable persons otherwise available will be attracted to, or will remain in, such positions.

WHEREAS, in connection with the foregoing, the Board has further concluded that it is not only reasonable and prudent, but necessary, for the Company to obligate itself contractually to indemnify to the fullest extent permitted by applicable law its directors and certain of its officers and certain persons serving other entities on behalf, or at the request, of the Company, and to assume, to the maximum extent permitted by applicable law, financial responsibility for expenses and liabilities which might be incurred by such individuals in connection with claims lodged against them for their decisions and actions in such capacities.

WHEREAS, Section 145(a) of the Delaware General Corporation Law (the "**DGCL**"), under which the Company is incorporated, provides that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid

in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

WHEREAS, in addition, Section 145(b) of the DGCL provides that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware (the "**Court of Chancery**") or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

WHEREAS, in addition, Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

WHEREAS, the Company desires to hold harmless and indemnify Indemnitee to the fullest extent permitted or required by the provisions of the DGCL or court interpretations thereunder as it is presently constituted and as it may be amended from time to time; *provided*, *however*, that in the case of any amendment to the DGCL, the Company's obligations to hold harmless and indemnify Indemnitee shall be changed only to the extent that such amendment to the DGCL permits or requires the Company to provide broader indemnification rights than prior to such amendment.

WHEREAS, the Company desires to have Indemnitee serve or continue to serve as a director and/or an officer of the Company or at the request of the Company as a director and/or an officer of another corporation, partnership, joint venture, trust or other enterprise (each a "**Company Affiliate**") of which he has been or is serving, or will serve at the request of the Company, free from undue concern for unpredictable, inappropriate or unreasonable claims for

damages by reason of his being, or having been, a director and/or an officer of the Company or a director and/or an officer of a Company Affiliate or by reason of his decisions or actions on their behalf.

WHEREAS, Indemnitee is willing to serve, or to continue to serve, or to take on additional service for, the Company or the Company's Affiliates in such aforesaid capacities on the condition that he be indemnified as provided for herein.

NOW, THEREFORE, in consideration of the premises and the covenants contained herein, the Company and Indemnitee do hereby covenant and agree as follows:

1. **Services to the Company**. Indemnitee will serve or continue to serve as a director and/or an officer of the Company (at the will of the Company or under a separate contract, if any such contract shall hereafter exist) or as a director and/or an officer of a Company Affiliate faithfully and to the best of his ability so long as he is duly elected and/or appointed and qualified in accordance with the provisions of the Company's Bylaws or other applicable constitutive documents; *provided, however*, that (a) Indemnitee may at any time and for any reason resign from such position (subject to any contractual obligations which Indemnitee shall have assumed apart from this Agreement) and (b) neither the Company nor any Company Affiliate shall have any obligation under this Agreement to continue Indemnitee in any such position.

2. **Right to Indemnification**. The Company shall, to the fullest extent permitted by applicable law as then in effect, indemnify Indemnitee to the extent he is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding (a "**Proceeding**"), whether civil, criminal, administrative or investigative by reason of the fact that Indemnitee is or was a director and/or an officer of the Company, or is or was serving at the request of the Company as a director and/or an officer of any Company Affiliate, against all costs, charges and expenses (including attorneys' fees), including an amount paid to settle an action or satisfy a judgment, reasonably incurred by Indemnitee in connection with such Proceeding to which Indemnitee is made a party by reason of being or having been a director and/or an officer of the Company or a director and/or an officer of any Company Affiliate, if (a) Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in and not opposed to the best interests of the Company, and (b) in the case of a criminal or administrative Proceeding, Indemnitee had no reasonable cause to believe that Indemnitee's conduct was unlawful; *provided, however*, that except as provided in <u>Section 3(d)</u> of this Agreement, the foregoing shall not apply to Indemnitee with respect to any Proceeding which was commenced by Indemnitee. Such indemnification shall include the right to receive payment in advance of any expenses incurred by Indemnitee in connection with such Proceeding, consistent with the provisions of applicable law as then in effect.

3. **Advancement of Expenses; Procedures; Presumptions and Effect of Certain Proceedings; Remedies**. In furtherance, but not in limitation, of the foregoing provisions, the following procedures, presumptions and remedies shall apply with respect to advancement of expenses and the right to indemnification hereunder.

    (a) **Advancement of Expenses**. Expenses (including attorneys' fees) incurred by Indemnitee in defending any civil, criminal, administrative or investigative Proceeding shall be

paid by the Company in advance of the final disposition of such Proceeding upon receipt of an undertaking by or on behalf of Indemnitee to repay such amount if it shall ultimately be determined that Indemnitee is not entitled to be indemnified by the Company as authorized pursuant to Section 145 of the DGCL.

(b)   **Procedure for Determination of Entitlement to Indemnification**.

(i)   To obtain indemnification under, and pursuant to, this Agreement, Indemnitee shall submit to the General Counsel of the Company a written request for indemnification, including such documentation and information as is reasonably available to Indemnitee and reasonably necessary to determine whether and to what extent Indemnitee is entitled to indemnification (the "**Supporting Documentation**"). The determination of Indemnitee's entitlement to indemnification shall be made not later than 30 days after receipt by the General Counsel of the Company of the written request for indemnification together with the Supporting Documentation. The General Counsel of the Company shall, promptly upon receipt of such a request for indemnification, advise the Board in writing that Indemnitee has requested indemnification.

(ii)   Indemnitee's entitlement to indemnification hereunder shall be determined in one of the following ways (each of which shall give effect to the presumptions set forth in Section 3(c) of this Agreement): (A) by a majority vote of the Disinterested Directors (as defined in Section 3(e) of this Agreement), even though less than a quorum; (B) by a committee of Disinterested Directors designated by majority vote of Disinterested Directors, even though less than a quorum; (C) if there are no Disinterested Directors, or if the Disinterested Directors so direct, by Independent Counsel (as defined in Section 3(e) of this Agreement), as selected by the Disinterested Directors as provided below, in a written opinion; or (D) by the stockholders of the Company.

(iii)   If the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section (C) of the immediately preceding paragraph, a majority of the Disinterested Directors, if any, shall select the Independent Counsel, but only an Independent Counsel to which Indemnitee does not reasonably object. If there shall be no Disinterested Directors, such Independent Counsel shall be selected by a majority of the directors of the Board (the "**Directors**"), but only an Independent Counsel to which the Indemnitee does not reasonably object shall be selected.

(iv)   Notwithstanding any other provision in this Agreement, the Company shall not be obligated under this Agreement to make any payment for expenses, indemnification or contribution in connection with any claim made against Indemnitee:

(A)   for which payment has actually been received by or on behalf of Indemnitee under any insurance policy, contract, agreement, other indemnity or advancement provision, except with respect to any excess beyond the amount actually received under any insurance policy, contract, agreement, other indemnity or advancement provision or otherwise;

(B)   for an accounting of profits made from the purchase and sale (or sale and purchase) by Indemnitee of securities of the Company within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended, or any successor rule or similar provisions of state statutory law or common law; or

(C)   if the Company brings an action, in the Court of Chancery, contesting the right of Indemnitee to receive indemnification or contribution hereunder and establishes that (1) Indemnitee intentionally misrepresented or failed to disclose a material fact in making the request for indemnification or contribution or in the Supporting Documentation or (2) such indemnification or contribution is prohibited by law (such event, a "**Disqualifying Event**"); *provided*, *however*, that in any such action the Company shall have the burden of proving the occurrence of any such Disqualifying Event; *provided*, *further*, that the reduction in the obligation of the Company to make any payment for expenses, indemnification or contribution under sub-clause (2) of this clause (C) shall only be to the extent that such obligation is prohibited by law.

(c)   **Presumptions and Effect of Certain Proceedings**. Except as otherwise expressly provided herein, Indemnitee shall be presumed to be entitled to indemnification hereunder upon submission of a request for indemnification together with the Supporting Documentation in accordance with Section 3(b) above, and thereafter the Company shall have the burden of proof to overcome that presumption in reaching a contrary determination. In any event, if the person or persons empowered under Section 3(b) of this Agreement to determine entitlement to indemnification shall not have been appointed or shall not have made a determination within 30 days after receipt by the General Counsel of the Company of the request therefor together with the Supporting Documentation, Indemnitee shall be deemed to be entitled to indemnification and Indemnitee shall be entitled to such indemnification unless the Company establishes, as provided in Section 3(b)(iv)(C) of this Agreement, or by written opinion of Independent Counsel, that (i) Indemnitee misrepresented or failed to disclose a material fact in making the request for indemnification or in the Supporting Documentation or (ii) such indemnification is prohibited by law. The termination of any Proceeding described in Section 2 of this Agreement, or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his conduct was unlawful.

(d)   **Remedies of Indemnitee**.

(i)   In the event that a determination is made pursuant to Section 3(b) of this Agreement that Indemnitee is not entitled to indemnification hereunder, Indemnitee shall be entitled, on five days' written notice to the General Counsel of the Company, to receive the written report of the persons making such determination, which report shall include the reasons and factual findings, if any, upon which such determination was based. At his sole option, Indemnitee shall be entitled to seek an adjudication of his entitlement to such indemnification in the Court of Chancery.

(ii)   If a determination shall have been made, or deemed to have been made that Indemnitee is entitled to indemnification pursuant to Section 3(b) or (c) of this Agreement or contribution pursuant to Section 5 of this Agreement, the Company shall be obligated to pay the amount constituting such indemnification or contribution within five days after such determination has been made, or deemed to have been made, and the Company shall be conclusively bound by such determination. If (x) advancement of expenses is not timely made pursuant to Section 3(a) of this Agreement or (y) payment of indemnification or contribution is not made within five days after a determination of entitlement to indemnification or contribution has been made or deemed to have been made pursuant to Section 3(b) or (c) of this Agreement, Indemnitee shall be entitled to seek judicial enforcement of the Company's obligation to pay to Indemnitee such advancement of expenses, indemnification or contribution.

(iii)   The Company shall be precluded from asserting in any judicial proceeding commenced pursuant to this Section 3(d) that the procedures and presumptions of this Section 3 are not valid, binding and enforceable, and shall stipulate in any such court that the Company is bound by all the provisions of this Agreement.

(iv)   If Indemnitee, pursuant to this Section 3(d), seeks a judicial adjudication to enforce his rights under, or to recover damages for breach of, this Agreement, Indemnitee shall be entitled to recover from the Company, and shall be indemnified by the Company against, any expenses actually and reasonably incurred by Indemnitee if Indemnitee prevails in such judicial adjudication. If it shall be determined in such judicial adjudication that Indemnitee is entitled to receive part but not all of the indemnification or advancement of expenses sought, the expenses incurred by Indemnitee in connection with such judicial adjudication shall be prorated accordingly.

(e)   **Definitions.** For purposes of this Section 3:

"**Disinterested Director**" means a Director who is not or was not a party to the Proceeding in respect of which indemnification is sought by Indemnitee.

"**Independent Counsel**" means a law firm or a member of a law firm that neither presently is, nor in the past five years has been, retained to represent (a) (i) the Company, its officers, directors or holders of more than 10% of the Company's issued and outstanding equity securities, or (ii) Indemnitee, in each case in any matter material to any such party or (b) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "**Independent Counsel**" shall not include any person who, under the applicable standards of professional conduct then prevailing under the law of Delaware, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee's rights hereunder.

4.   **Other Rights to Indemnification**. The indemnification and advancement of costs and expenses (including attorneys' fees and disbursements) provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may now or in the future be entitled under any provision of applicable law, the Certificate of Incorporation or Bylaws of the Company, or any other agreement or any vote of Directors or shareholders or otherwise, whether as to action

in his official capacity or in another capacity while occupying any of the positions or having any of the relationships referred to in <u>Section 1</u> of this Agreement.

5.   **Contribution in the Event of Joint Liability**.

(a)   To the fullest extent permissible under applicable law, if the indemnification and hold harmless rights provided for in this Agreement are unavailable to Indemnitee in whole or in part for any reason whatsoever, the Company, in lieu of indemnifying or holding harmless Indemnitee, shall pay, in the first instance, the entire amount incurred by Indemnitee, whether for judgments, liabilities, fines, penalties, amounts paid or to be paid in settlement and/or for expenses, in connection with any Proceeding without requiring Indemnitee to contribute to such payment, and the Company hereby waives and relinquishes any right of contribution it may have at any time against Indemnitee.

(b)   The Company shall not enter into any settlement of any Proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such Proceeding) unless such settlement provides for a full and final release of all claims asserted against Indemnitee.

(c)   The Company hereby agrees to fully indemnify and hold harmless Indemnitee from any claims for contribution which may be brought by officers, directors or employees of the Company other than Indemnitee who may be jointly liable with Indemnitee. Indemnitee shall seek payments or advances from the Company only to the extent that such payments or advances are unavailable from any insurance policy of the Company covering Indemnitee.

6.   **Duration of Agreement**.

(a)   This Agreement shall be effective from and after the Effective Date, and shall continue until and terminate upon the later of (i) the tenth anniversary after Indemnitee has ceased to occupy any of the positions or have any of the relationships described in <u>Section 1</u> of this Agreement or (ii) (A) the final termination or resolution of all Proceedings with respect to Indemnitee commenced during such l0-year period and (B) either (x) receipt by Indemnitee of the indemnification to which he is entitled hereunder with respect thereto or (y) a final adjudication or binding arbitration that Indemnitee is not entitled to any further indemnification with respect thereto, as the case may be.

(b)   This Agreement shall be binding upon the Company and its successors and assigns and shall inure to the benefit of Indemnitee and his heirs, devisees, executors, administrators or other legal representatives.

7.   **Severability**. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable under any particular circumstances or for any reason whatsoever (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including, without limitation, all other portions of any section, paragraph or clause of this Agreement that contains any provision that has been found to be invalid, illegal or unenforceable), or the validity, legality or enforceability under any other circumstances shall not in any way be affected or impaired thereby and (b) to the fullest extent possible consistent with applicable law, the provisions of this Agreement (including, without limitation, all other portions of any section,

paragraph or clause of this Agreement that contains any such provision that has been found to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be deemed revised and shall be construed so as to give effect to the intent manifested by this Agreement (including the provision held invalid, illegal or unenforceable).

8. **Identical Counterparts**. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same Agreement. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Agreement. Facsimiles and counterparts executed by electronic signature shall be effective as originals.

9. **Gender Neutral**. Whenever the context requires herein, the gender of all words used herein shall include the masculine, feminine, and neuter, and the number of all words shall include the singular and plural.

10. **Headings**. The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

11. **Modification and Waiver**. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

12. **Notification and Defense of Claim**. Indemnitee agrees to notify the General Counsel of the Company promptly in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any matter which may be subject to indemnification hereunder, whether civil, criminal, administrative or investigative; provided, however, that the failure of Indemnitee to give such notice to the General Counsel of the Company shall not adversely affect Indemnitee's rights under this Agreement except to the extent the Company shall have been materially prejudiced as a direct result of such failure. Nothing in this Agreement shall constitute a waiver of the Company's right to seek participation at its own expense in any Proceeding which may give rise to indemnification hereunder.

13. **Notices**. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed, in either case:

(i)   if to Indemnitee, at the address indicated on the signature page hereof; and

        (ii)   if to the Company:

            Denbury Inc.
            5320 Legacy Drive
            Plano, Texas 75024
            Attention: General Counsel

or to such other address as may have been furnished to either party by the other party in accordance with this <u>Section 13</u>.

     14.   **Governing Law**. The parties hereto agree that this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

[Remainder of Page Intentionally Left Blank]

DENBURY INC.

By: _____

James S. Matthews,

Executive Vice President,
Chief Administrative Officer and
General Counsel

INDEMNITEE:

By: _____
      Director

Address: _____

          _____



Denbury

News

DENBURY SUCCESSFULLY COMPLETES FINANCIAL RESTRUCTURING

Emerges from Chapter 11 Well-Positioned for Long-Term Success

Moves Forward as Stronger Business With Significant Financial Flexibility

PLANO, Texas – September 18, 2020 – Denbury Inc. (NYSE: DEN) ("Denbury" or the "Company") today announced that it has successfully completed its financial restructuring and emerged from Chapter 11. Denbury's common stock is expected to commence trading on the New York Stock Exchange under the ticker symbol DEN at market open Monday, September 21, 2020.

Consistent with the previously announced Restructuring Support Agreement and the Company's "pre-packaged" plan, Denbury has restructured its balance sheet and eliminated $2.1 billion of bond debt. Throughout the court-supervised process, Denbury has continued to operate without interruption while fully satisfying all trade, customer, employee, royalty owner, working, and other mineral interest claims in the ordinary course.

Chris Kendall, Denbury's President and CEO, commented, "Today is an important day for Denbury and all of our stakeholders. Having quickly and efficiently completed our restructuring process, Denbury is now a stronger company with the financial flexibility to continue building on our unique CO_2 EOR focused strategy for many years to come. As a result of this process, we are better positioned to compete in a dynamic and evolving energy market and capitalize on the many opportunities ahead, including leveraging our expertise and our strategic assets into an emerging carbon capture, use, and storage business. As we move forward, we are committed to maintaining a strong balance sheet.

"On behalf of all of us at Denbury, I would like to thank our customers, vendors and other business partners for their unwavering support over the last several months. I would also like to thank our creditors for their confidence in Denbury, which enabled us to quickly and efficiently complete this financial restructuring process. Finally, I am grateful to our dedicated employees whose determination and hard work have allowed us to continue performing at a high level while remaining focused on safe, responsible and efficient operations."

As disclosed on September 15, 2020, Denbury has changed its corporate name from Denbury Resources Inc. to Denbury Inc. Further information regarding the restructuring, including the securities

being issued, the Company's exit revolving credit facility, Denbury's newly appointed directors, and other matters associated with the restructuring will be provided in a Form 8-K to be filed later today, which can be viewed on the Company's website at www.denbury.com or the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Kirkland & Ellis LLP is acting as legal counsel to Denbury, Evercore Inc. is acting as financial advisor and Alvarez & Marsal is serving as restructuring advisor.

ABOUT DENBURY

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to carbon dioxide enhanced oil recovery (CO_2 EOR) operations. For more information about Denbury, please visit www.denbury.com.

#   #   #

This press release contains forward-looking statements that involve a number of risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent Form 10-Q and its 2019 Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These forward-looking statements include the Company's ability to successfully capitalize on the reorganization and operate on a long-term basis. There is no assurance that the goals and timing herein can or will be met. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

INVESTOR CONTACT:
John Mayer
Denbury Inc., Director of Investor Relations
972.673.2383

MEDIA CONTACT:
Andrew Siegel / Michael Freitag / Andrew Squire
Joele Frank, Wilkinson Brimmer Katcher
212.355.4449